

June 2, 2015

Via E-mail
Somsak Chivavibul
President and Chief Financial Officer
Navient Funding, LLC
2001 Edmund Halley Drive
Reston, VA 20191

> **Re:** **Navient Funding, LLC**
> **Amendment No. 1 to**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted May 6, 2015**
> **CIK No. 0000949114**

Dear Mr. Chivavibul:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Draft Registration Statement on Form SF-3

General

1.   We note your response to prior comment 1 where you state, "[w]e respectfully inform you that no affiliate of the Company has offered asset-backed securities referencing a pool of student loans comprised of FFELP loans within the last twelve months." Please

provide us with the Central Index Number (CIK) for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. We note in response to prior comment 4 you included a separately captioned section in the summary section of the prospectus that disclosed affiliations and certain relationships and related transactions of the transaction parties. Please add a separately captioned section in the body of the prospectus that discloses this information in greater detail.

Risk Factors – [Risks Relating to Swap Agreement], page 46

3. We note your response to prior comment 18 and your revised disclosure. Please further revise your disclosure to provide bracketed risk factor disclosure about the interest rate cap agreements or advise.

Formation of the Trust – [The Subservicer], page 54

4. We note your response to prior comment 21. While it may be appropriate to state that Navient obtained the information from the subservicer and did not independently confirm the information received, we remain of the view that you cannot disclaim responsibility for accuracy and completeness of the information. Please revise.

The Sellers, page 58

5. We note your response to prior comments 24 and 25. Please include disclosure in the prospectus stating why you believe information about the third-party originators is not material to investors. While we disagree with the part of your materiality analysis that states because “[a]ll material terms of the FFELP loans … are set by federal directives” that information about third-party originators is not material, we acknowledge that the FFELP loans benefit from reinsurance by the U.S. Department of Education, which may be an appropriate basis to support your position that the information required by Item 1110 of Regulation AB is not material.

The Companies’ Student Loan Financing Business – Servicing, page 67

6. We note your response to prior comment 29. Please revise your disclosure to include the survey description that you provided in your supplemental response.

Description of the Notes – Asset Representations Review, page 117

7. We note your response to prior comment 34. We do not object to having the asset representations reviewer only review the representations or warranties relating to the guarantee because as you stated in your response “the existence of the guarantee is all that is essential to the performance of FFELP loans.” However, we do not believe that whether verification of compliance with the representations would require a subjective

determination or a legal determination should factor into your considerations for the scope of the review. The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please confirm that the asset representations reviewer will review all loans that are 60 days or more delinquent for compliance with <u>all material</u> representations and warranties related to the guarantee.

8.   We note your response to prior comment 35; however, we do not believe that use of the Adjusted Pool Balance is consistent with the shelf eligibility requirement for Form SF-3. The instruction to General Instruction I.B.1(b) to Form SF-3 refers to "the assets in that particular pool" (that is, the loans in the pool). Additionally, in the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the "2014 ABS Adopting Release"), the Commission explained that the instruction was intended to "to prevent possible mechanisms from reducing the effectiveness of the trigger."

9.   We note your revised disclosure on page 119 of the prospectus, which indicates the possibility that the trustee may not determine whether non-compliance constitutes a breach unless a majority of the outstanding noteholders provides the trustee with such direction. Please revise to clarify how, in the event that the trustee does not make a breach determination about the non-compliance, you would evaluate an asset representations reviewer's report that finds non-compliance of the assets with the representations and warranties or how you would evaluate a repurchase request submitted by an investor in response to such a report.

10.   We note your response to prior comment 39 in which you state that investors will receive notice about a Rejected Guaranty Claims Trigger Event through DTC "promptly" after the end of a collection period. In order to better understand what you mean by "promptly," please tell us in greater detail about the timing requirements, if any, for DTC to pass along the trigger event notice and the various steps involved in getting the notice to the beneficial investors using DTC.

11.   We note your response to prior comment 42 and reissue. In the 2014 ABS Adopting Release, the Commission addressed commenters' concerns about the possibility of some investors potentially demanding frivolous reviews by modifying the original proposal, which would have triggered a review under two separate, independent triggers, to require that an objective trigger based on delinquencies set by the transaction parties first be reached before investors can vote to direct a review. As we noted in the prior comment, we believe that imposing the costs of the asset representations review solely on those investors who vote to direct a review makes it more onerous for investors to use the provision.

Description of the Notes – Dispute Resolution, page 121

12.   We note your response to prior comment 47. We will review your response to comment 10 above where we have asked you to provide us with more information in order to better understand, among other things, the steps involved in getting notice to the beneficial investors using DTC.

13.   We note your response to prior comment 51; however, we continue to believe that this portion of your dispute resolution provision appears to be inconsistent with the shelf eligibility requirement of Form SF-3. General Instruction I.B.1(c)(A) states that the party submitting the repurchase request "shall have the right to refer the matter, at its discretion, to either mediation or arbitration." Limiting a requesting party's right to choose between mediation and only binding arbitration conflicts with the optionality provided by the rule and reflected in the 2014 ABS Adopting Release. That is, the rule would permit transaction parties to indicate that binding arbitration is one type of arbitration that investors may select as a resolution method; however, it cannot be the only type of arbitration available to investors.

Credit Risk Retention, page 141

14.   We note your revised disclosure in response to prior comment 53. In your next submission of an amended registration statement, please revise disclosure to include a description of the valuation methodology used to calculate fair values, including the key inputs and assumptions used to measure the fair value. In addition, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions disclosed including loss given default and default rates.   Please refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246).

15.   Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest ("EHRI") retained by the sponsor. In the alternative, we believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an EHRI. Please refer to Rule 4(c)(1)(B) of Regulation RR.

16.   We also note that the sponsor may retain risk through an eligible horizontal cash reserve account. Please revise the disclosure to include a description of the material terms of the account.

17.   We note your bracketed disclosure that you intend to insert disclosure of hedges materially related to the credit risk of the securities. Please also revise to include disclosure to indicate that the holder of any ABS interest retained in accordance with the risk retention rules will not hedge such interest. Please refer to Item 1104(g) of Regulation AB and the related instruction, and Rule 12 of Regulation RR.

18.   Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.

Annex A

Significant Guarantor Information, page A-13

19.   We note your response to prior comment 57. While it may be appropriate to state that Navient obtained the information about the significant guarantors from various sources and did not independently confirm the information, we remain of the view that you cannot disclaim responsibility for accuracy and completeness of the information. Please revise.

        Please contact Folake Ayoola, Senior Counsel, at (202) 551-3308 or me at (202) 551-3731 with any other questions.

                                                        Sincerely,

                                                        /s/ M. Hughes Bates

                                                        M. Hughes Bates
                                                        Special Counsel

cc: Reed D. Auerbach, Esq.
       Morgan Lewis & Bockius LLP

       Steve Levitan, Esq.
       Morgan Lewis & Bockius LLP

August 20, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Folake Ayoola and M. Hughes Bates

Re: Navient Funding, LLC
Draft ABS Registration Statement on Form SF-3
CIK No. 0000949114

Dear Ms. Ayoola and Mr. Bates:

On February 19, 2015 (the "Initial Submission Date"), our client, Navient Funding, LLC (the "Company"), delivered to the staff of the Securities and Exchange Commission (the "Commission") a draft Registration Statement on Form SF-3 (the "Original Registration Statement"), including the draft form of prospectus for use in offering a series of asset-backed notes (the "Prospectus") and certain exhibits (the "Exhibits" and, together with the Prospectus, the "Documents"). On March 31, 2015, we received a letter containing your comments (the "Initial Comments") to the Documents. On May 6, 2015, we submitted, on behalf of the Company, (i) the Company's responses to the Initial Comments, (ii) the revised draft of the Original Registration Statement (the "Revised Registration Statement") and (iii) the revised Prospectus (the "Revised Prospectus" and, together with the Revised Registration Statement, the "Revised Documents"). On June 2, 2015, we received a letter containing further comments (the "Comments") to the Revised Documents. Submitted below, on behalf of the Company, are the Company's responses (the "Responses") to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response. Some Responses include references to page numbers within the Prospectus; all page references in this letter are to the version of the Prospectus provided to you herewith. Also, multiple Responses reference "FFELP loans" as the assets underlying each transaction under the Prospectus. For purpose of the Responses, we intend the term "FFELP loans" to include all Stafford, PLUS, consolidation, FFELP, HEAL or other federally guaranteed loans that are eligible as assets under the Prospectus. Further, some revisions in the Prospectus since the Initial Submission Date entailed corresponding changes in one or more of the Documents and we are filing such revised Documents with this Prospectus.

Draft Registration Statement on Form SF-3

General

1. ***Comment:***

    We note your response to prior comment 1 where you state, "[w]e respectfully inform you that no affiliate of the Company has offered

asset-backed securities referencing a pool of student loans comprised of FFELP loans within the last twelve months." Please provide us with the Central Index Number (CIK) for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

Navient Credit Funding (CIK: 0001179550) has sponsored multiple Rule 144A private education loan transactions and was the selling securityholder on the offering constituting a reissuance of certain classes of auction rate notes issued by the SLM 2003-A, 2003-B and 2003-C trusts.

2.   *Comment:*

We note in response to prior comment 4 you included a separately captioned section in the summary section of the prospectus that disclosed affiliations and certain relationships and related transactions of the transaction parties. Please add a separately captioned section in the body of the prospectus that discloses this information in greater detail.

Response:

We respectfully direct your attention to page 55 of the Prospectus, where we have added a separate "Affiliations and Relations" section.

Risk Factors – [Risks Relating to Swap Agreement], page 46

3.   *Comment:*

We note your response to prior comment 18 and your revised disclosure. Please further revise your disclosure to provide bracketed risk factor disclosure about the interest rate cap agreements or advise.

Response:

We respectfully direct your attention to page 48 of the Prospectus, where we have added a risk factor relating to the interest rate cap agreement.

Formation of the Trust – [The Subservicer], page 54

4.   *Comment:*

>*We note your response to prior comment 21. While it may be appropriate to state that Navient obtained the information from the subservicer and did not independently confirm the information received, we remain of the view that you cannot disclaim responsibility for accuracy and completeness of the information. Please revise.*

Response:

> We respectfully direct your attention to page 55 of the Prospectus, where we have removed the sentence "[n]one of the depositor, the sellers or the underwriters has audited or independently verified this information for accuracy or completeness."

The Sellers, page 58

5.   *Comment:*

>*We note your response to prior comments 24 and 25. Please include disclosure in the prospectus stating why you believe information about the third-party originators is not material to investors. While we disagree with the part of your materiality analysis that states because "[a]ll material terms of the FFELP loans … are set by federal directives" that information about third-party originators is not material, we acknowledge that the FFELP loans benefit from reinsurance by the U.S. Department of Education, which may be an appropriate basis to support your position that the information required by Item 1110 of Regulation AB is not material.*

Response:

> We respectfully direct your attention to page 61 of the Prospectus, where we have revised the language to the "The Sellers—Third-Party Originators" section clarifying that information about third-party originators has not been included in the Prospectus because "[u]nlike products without such U.S. Government reinsurance, the credit quality of the originator will not materially affect the likelihood of FFELP loan non-payment. Moreover, the presence of reinsurance by the U.S. Government is not affected by the credit quality of the third party originator. Therefore, no disclosure about any such third-party originator is included herein."

The Companies' Student Loan Financing Business – Servicing, page 67

6. **_Comment:_**

> **_We note your response to prior comment 29. Please revise your disclosure to include the survey description that you provided in your supplemental response._**

Response:

> We respectfully direct your attention to page 69 of the Prospectus in the first paragraph of "The Companies' Student Loan Financing Business— Servicing", where we have added disclosure regarding the "survey" by the servicer or servicing agent based on the response provided in our response to your Initial Comments on this point.

Description of the Notes – Asset Representations Review, page 117

7. **_Comment:_**

> **_We note your response to prior comment 34. We do not object to having the asset representations reviewer only review the representations or warranties relating to the guarantee because as you stated in your response "the existence of the guarantee is all that is essential to the performance of FFELP loans." However, we do not believe that whether verification of compliance with the representations would require a subjective determination or a legal determination should factor into your considerations for the scope of the review. The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please confirm that the asset representations reviewer will review all loans that are 60 days or more delinquent for compliance with all material representations and warranties related to the guarantee._**

Response:

> We respectfully direct your attention to page 119 of the Prospectus in the two paragraphs of "Description of the Notes—The Asset Representations Review—General", where (1) we have clarified that the asset representations reviewer will review all loans that are 60 days or more delinquent and (2) we have added a statement that "[a] review of whether a student loan satisfies the terms of the definition of "Eligible Guaranteed Student Loan" constitutes a

review of all material representations and warranties related to the U.S. government guarantee of such FFELP loan."

8.   *Comment:*

We note your response to prior comment 35; however, we do not believe that use of the Adjusted Pool Balance is consistent with the shelf eligibility requirement for Form SF-3. The instruction to General Instruction I.B.1(b) to Form SF-3 refers to "the assets in that particular pool" (that is, the loans in the pool). Additionally, in the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the "2014 ABS Adopting Release"), the Commission explained that the instruction was intended to "to prevent possible mechanisms from reducing the effectiveness of the trigger."

Response:

We respectfully direct your attention to page 122 of the Prospectus in the first paragraph of "Description of the Notes—The Asset Representations Review—Rejected Guaranty Claims Trigger Event", where we have revised the definition of "Rejected Guaranty Claims Trigger Event" to refer to "aggregate Pool Balance" rather than "aggregate Adjusted Pool Balance."

9.   *Comment:*

We note your revised disclosure on page 119 of the prospectus, which indicates the possibility that the trustee may not determine whether non-compliance constitutes a breach unless a majority of the outstanding noteholders provides the trustee with such direction. Please revise to clarify how, in the event that the trustee does not make a breach determination about the non-compliance, you would evaluate an asset representations reviewer's report that finds non-compliance of the assets with the representations and warranties or how you would evaluate a repurchase request submitted by an investor in response to such a report.

Response:

We respectfully direct your attention to pages 120 to 121 of the Prospectus in the sixth paragraph of "Description of the Notes—The Asset Representations Review—The Review Process", where we have a clarifying sentence at the end of such paragraph stating that "[i]f the indenture trustee does not make such determination, the servicer or depositor, as applicable, will take the asset representations review under advisement in determining the appropriate course of action with respect to any repurchase request."

10. <u>Comment:</u>

We note your response to prior comment 39 in which you state that investors will receive notice about a Rejected Guaranty Claims Trigger Event through DTC "promptly" after the end of a collection period. In order to better understand what you mean by "promptly," please tell us in greater detail about the timing requirements, if any, for DTC to pass along the trigger event notice and the various steps involved in getting the notice to the beneficial investors using DTC.

<u>Response:</u>

We respectfully direct your attention to page 119 of the Prospectus in the first paragraph of "Description of the Notes—The Asset Representations Review—The Review Process", where we have removed the reference to notification through DTC. The required notification to noteholders of a Rejected Guaranty Claims Trigger Event will occur though the related Form 10-D filing.

11. <u>Comment:</u>

We note your response to prior comment 42 and reissue. In the 2014 ABS Adopting Release, the Commission addressed commenters' concerns about the possibility of some investors potentially demanding frivolous reviews by modifying the original proposal, which would have triggered a review under two separate, independent triggers, to require that an objective trigger based on delinquencies set by the transaction parties first be reached before investors can vote to direct a review. As we noted in the prior comment, we believe that imposing the costs of the asset representations review solely on those investors who vote to direct a review makes it more onerous for investors to use the provision.

<u>Response:</u>

We respectfully direct your attention to (i) page 104 of the Prospectus in clause (b) and page 105 in clause (k), in each case under "Description of the Notes—Distributions from the Collection Account", where we have added the asset representations reviewer payment will be made by the trust in the payment priority established in subclauses (b)(ii) and (b)(iii) and clause (k) thereof; (ii) page 106 of the Prospectus in the paragraph starting with "FIRST" and page 107 of the Prospectus in the paragraph starting with "EIGHTH", in each case under "Description of the Notes—Distributions Following an Event of Default and Acceleration of the Maturity of the

Notes", where we clarified that the asset representations reviewer payments will be made by the trust in accordance with such paragraphs; and (iii) page 121 of the Prospectus in the seventh paragraph of "Description of the Notes—The Asset Representations Review—The Review Process", where we revised the language to state that the trust will be paying the fees of the asset representations reviewer for the review and cross-referenced the sections described in clauses (i) and (ii) above.

Description of the Notes – Dispute Resolution, page 121

12.   *Comment:*

We note your response to prior comment 47. We will review your response to comment 10 above where we have asked you to provide us with more information in order to better understand, among other things, the steps involved in getting notice to the beneficial investors using DTC.

Response:

We respectfully direct your attention to page 125 of the Prospectus in the second paragraph of "Description of the Notes—Dispute Resolution", where we have removed the reference to notification through DTC. The required notification to noteholders of the end of the 180-day period for resolving claims of an alleged breach of representations, warranties and covenants will occur though the related Form 10-D filing.

13.   *Comment:*

We note your response to prior comment 51; however, we continue to believe that this portion of your dispute resolution provision appears to be inconsistent with the shelf eligibility requirement of Form SF-3. General Instruction I.B.1(c)(A) states that the party submitting the repurchase request "shall have the right to refer the matter, at its discretion, to either mediation or arbitration." Limiting a requesting party's right to choose between mediation and only binding arbitration conflicts with the optionality provided by the rule and reflected in the 2014 ABS Adopting Release. That is, the rule would permit transaction parties to indicate that binding arbitration is one type of arbitration that investors may select as a resolution method; however, it cannot be the only type of arbitration available to investors.

Response:

We respectfully submit that non-binding arbitration is a form of mediation. We have revised the disclosure on pages 125 to 126 of the Prospectus under

"Description of the Notes—Dispute Resolution" to include non-binding arbitration as an option under mediation.

Credit Risk Retention, page 141

14.   *Comment:*

> ***We note your revised disclosure in response to prior comment 53. In your next submission of an amended registration statement, please revise disclosure to include a description of the valuation methodology used to calculate fair values, including the key inputs and assumptions used to measure the fair value. In addition, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions disclosed including loss given default and default rates. Please refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246).***

Response:

> We respectfully direct your attention to pages 148 to 150 of the Prospectus in "Credit Risk Retention—Fair Value Methodology For Eligible Horizontal Residual Interest" and "Credit Risk Retention—Fair Value Calculations", where we have added language describing the determination of the "fair value" of the notes, excess distribution certificate, and RC certificate in compliance with the required fair value disclosure under Rule 4(c)(1)(B) of Regulation RR. Please note, as described below, we have removed the risk retention reserve account as a risk retention option from the Prospectus.

15.   *Comment:*

> ***Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest ("EHRI") retained by the sponsor. In the alternative, we believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an EHRI. Please refer to Rule 4(c)(1)(B) of Regulation RR.***

Response:

> We respectfully direct your attention to pages 147 to 148 of the Prospectus in "Credit Risk Retention—Summary of Retained Interest—Eligible Horizontal Residual Interest Option", where we have added the following language in compliance with the material terms description requirement of Rule 4(c)(1)(B) of Regulation RR with respect to both the excess distribution certificate and the newly added RC certificate:

> "[The excess distribution certificate being held as the "eligible horizontal residual interest" represents the ownership of the trust and will not bear interest and will not have a principal balance. In general, distributions on the excess distribution certificate will be made only after all of the notes have received all amounts due on a distribution date and the principal balance of the RC certificate has been reduced to zero. Moreover, although the excess distribution certificate does not get written down for losses on the trust student loans because it does not have a principal balance, the excess distribution certificate is in the first loss position because all excess interest which would otherwise be distributable on the excess distribution certificate will be applied first to reduce losses on the trust student loans before any other credit enhancement is applied to prevent or reduce losses on the notes.] [The RC certificate will have a principal balance but will not bear interest. Distributions, if any, on the RC certificate will be made only after the principal balance of each class of notes has been reduced to zero. The principal balance of the RC certificate will be allocated Realized Losses as such losses are incurred by the trust until the principal balance of such RC certificate is reduced to zero.] See "Description of the Notes—Distributions" in this prospectus. For a description of the methodology used for determining fair value of the notes and [the excess distribution certificate][the RC certificate], see "—Fair Value Methodology For Eligible Horizontal Residual Interest" below.]"

16. *Comment:*

> ***We also note that the sponsor may retain risk through an eligible horizontal cash reserve account. Please revise the disclosure to include a description of the material terms of the account.***

Response:

> We respectfully note that in the revised Prospectus we have removed the risk retention reserve account as an option for satisfying the credit risk retention requirements and revised the corresponding terms throughout the Prospectus.

17. *Comment:*

We note your bracketed disclosure that you intend to insert disclosure of hedges materially related to the credit risk of the securities. Please also revise to include disclosure to indicate that the holder of any ABS interest retained in accordance with the risk retention rules will not hedge such interest. Please refer to Item 1104(g) of Regulation AB and the related instruction, and Rule 12 of Regulation RR.

Response:

We respectfully direct your attention to page 146 of the Prospectus in the third paragraph of "Credit Risk Retention", where we added the following language: "[[n]one of the depositor, the sponsor or any applicable majority-owned affiliate of the sponsor has entered into any hedge agreement relating to the assets held to satisfy the credit risk retention rules other than any hedge permitted pursuant to Rule 12 of Regulation RR.]"

We also respectfully direct your attention to pages 145 to 146 of the Prospectus in the second paragraph of "Credit Risk Retention", where we added the following language: "[[t]he precise amount of such economic interest retained, the party retaining such interest and the manner in which it is retained to satisfy Regulation RR will be described below in "Summary of Retained Interest" in accordance with Item 1104(g) of Regulation AB.]" We also respectfully direct your attention to pages 146 to 148 of the Prospectus under "Summary of Retained Interest" where we added information describing the interest held, the entity holding such interest and the manner in which it is retained to satisfy Regulation RR.

18. *Comment:*

Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.

Response:

We confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements contained in Rule 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR. Such disclosure will be found in the first Form 10-D filing post-closing as described under "Additional Information Regarding the Notes—Reports to Noteholders" on page 167 of the Prospectus.

Annex A

Significant Guarantor Information, page A-13

19.   *Comment:*

> ***We note your response to prior comment 57. While it may be appropriate to state that Navient obtained the information about the significant guarantors from various sources and did not independently confirm the information, we remain of the view that you cannot disclaim responsibility for accuracy and completeness of the information. Please revise.***

Response:

> We respectfully direct your attention to page A-13 of Annex A of the Prospectus under Significant Guarantor Information", where we have removed the sentence "[n]one of the depositor, the sellers, the servicer, their affiliates or the underwriters has audited or independently verified this information for accuracy or completeness."

[Remainder of Page Intentionally Left Blank]

Should you have any further questions or comments please contact me at 212-309-6200 or my partner Steve Levitan at 212-309-6910.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc: Rachel George, Esq.
        Christian Ameri, Esq.
        Navient Funding, LLC

NAVIENT FUNDING, LLC (CIK Number: 0000949114) *DRAFT*

As filed with the Securities and Exchange Commission on August 20, 2015

Registration No. 333-[_____]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM SF-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____

NAVIENT FUNDING, LLC

(Exact names of registrant as specified in its charter)

Delaware	**6189**	**04-3480392**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. employer identification no.)**

2001 Edmund Halley Drive
Reston, VA 20191
(703) 810-3000
(Address, including zip code, and telephone number, including area code,
of each registrant's principal executive offices)

Mark Heleen, Esquire
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 810-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Reed D. Auerbach, Esquire	**Cheryl Barnes, Esquire**
Morgan, Lewis & Bockius LLP	**Cadwalader, Wickersham & Taft LLP**
399 Park Avenue	**1201 F Street, N.W., Suite 1100**
New York, NY 10022	**Washington, D.C. 20004**
(212) 705-7000	**(202) 862-2200**

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered pursuant to Rule 415 under the Securities Act of 1933, , please check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Student Loan-Backed Securities				

(1)   This Form SF-3 registers an unspecified amount of securities of each identified class of securities. The issuer is relying on Rules 456(c) and 457(s).

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

THIS REGISTRATION STATEMENT CONTAINS A FORM OF PROSPECTUS RELATING TO THE OFFERING BY NAVIENT STUDENT LOAN TRUSTS OF THE PARTICULAR SERIES OF FEDERALLY GUARANTEED STUDENT LOAN-BACKED SECURITIES DESCRIBED THEREIN.

In addition, if and to the extent required by applicable law, the Prospectus will also be used after the completion of the related offering in connection with certain offers and sales related to market-making transactions in the offered securities. In order to register under Rule 415 those securities which may be offered and sold in market-making transactions, the appropriate box on the cover page of the registration statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 17 of Part II.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be borne by the registrant, other than the underwriting discounts and commissions:

SEC registration fee	$*
Legal fees and expenses	$**
Accounting fees and expenses	$**
Blue Sky fees and expenses	$**
Rating agency fees	$**
Eligible Lender Trustee fees and expenses	$**
Indenture Trustee fees and expenses	$**
Printing expenses	$**
Miscellaneous	$**
Total	$**

* Deferred in reliance on Rules 456(c) and 457(s).
** Estimated expenses are not presently known.

Item 13. Indemnification of Directors and Officers

Section 18-108 of the Delaware Limited Liability Company Act, as amended (6 Del. C. Section 18-101 et seq.), empowers a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Section 20 of the Limited Liability Company Operating Agreement of Navient Funding, LLC, dated as of January 1, 2003, provides as follows:

(a) No Member, Officer, Manager, employee or agent of the Company and no employee, representative, agent or Affiliate of the Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions, *provided,* any indemnity under Section 20 of the Limited Liability Company Operating Agreement shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 20 of the Limited Liability Company Operating Agreement .

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the

Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto, to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

(f) The foregoing provisions of Section 20 of the Limited Liability Company Operating Agreement shall survive any termination of this Agreement.

Item 14. Exhibits The following is a complete list of exhibits filed as part of the registration statement.

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement for Notes*
1.2	Form of Pricing Agreement for Notes (included as Annex I to Exhibit 1.1)*
3.1	Form of Certificate of Trust for the Navient Student Loan Trusts (included as Exhibit B to Exhibit 4.2)*
3.2	Certificate of Formation of Navient Funding, LLC*
3.3	Limited Liability Company Operating Agreement of Navient Funding, LLC*
4.1	Form of Indenture**
4.2	Form of Amended and Restated Trust Agreement**
4.3	Form of SPE Seller Interim Trust Agreement*
4.4	Form of Navient Funding, LLC Interim Trust Agreement*
4.5	Form of Eligible Lender Trust Agreement*
5.1	Opinion of Morgan, Lewis & Bockius, LLP with respect to legality***
8.1	Opinion of Shearman & Sterling LLP with respect to tax matters***
8.2	Opinion of Richards, Layton & Finger, Delaware tax counsel with respect to certain Delaware tax matters***
23.1	Consent of Morgan, Lewis & Bockius, LLP (included as part of Exhibit 5.1)***
23.2	Consent of Shearman & Sterling LLP (included as part of Exhibit 8.1)***
23.3	Consent of Richards, Layton & Finger, Delaware tax counsel (included as part of Exhibit 8.2)***
24.1	Power of Attorney for Navient Funding, LLC*
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the Indenture Trustee****
99.1	Form of Master Terms Sale Agreement*
99.2	Form of Servicing Agreement**
99.3	Form of Navient CFC Master Terms Purchase Agreement*
99.4	Form of SPE Seller Master Terms Purchase Agreement*
99.5	Form of Administration Agreement**
99.6	Form of Asset Representations Review Agreement**
99.7	Form of Depositor Certification*

*   Previously submitted with the initial February 19, 2015 Form SF-3 submission
**   Filed herewith
***   To be filed via pre-effective amendment.
**** To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act at the time of an offering of debt securities.

Item 17. Undertakings.

(a) As to Rule 415: The registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the applicable registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)   If the registrant is relying on Rule 430D under the Securities Act of 1933, as amended:

(A) Each prospectus filed by the applicable registrant pursuant to Rule 424(b)(3) and (h) under the Securities Act of 1933, as amended, shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) under the Securities Act of 1933, as amended, as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(x) under the Securities Act of 1933, as amended, for the purpose of providing the information required by section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D under the Securities Act of 1933, as amended, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the applicable registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the applicable undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6) If the registrant is relying on Rule 430D under the Securities Act of 1933, as amended, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 424D under the Securities Act of 1933, as amended.

(b) As to documents subsequently filed that are incorporated by reference: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) As to indemnification: Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(d) As to Rule 430A: The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the

Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(e)   Undertaking in respect of qualification of Indentures under the Trust Indenture Act of 1939, as amended:

The registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

(f)   Undertaking in respect of filings regarding asset-backed securities incorporating by reference subsequent Exchange Act documents by third parties:

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, State of Virginia on the 20th day of August, 2015.

NAVIENT FUNDING, LLC
(Registrant)

By: _____
    Name: <u>Somsak Chivavibul</u>
    Title: President and Chief Financial
              Officer

Power of Attorney
NAVIENT FUNDING, LLC

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Somsak Chivavibul Somsak Chivavibul*	President and Chief Financial Officer	August 20, 2015
/s/ Somsak Chivavibul Ted A. Morris**	Manager	August 20, 2015

* Somsak Chivavibul is signing in his capacity as a Manager and as President and Chief Financial Officer of Navient Funding, LLC, and as an Executive Vice President of Navient Corporation (Navient Corporation is the sole member of Navient Funding, LLC).

** By: _____
        Somsak Chivavibul
        Attorney-in-Fact

EXHIBIT INDEX

.

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement for Notes*
1.2	Form of Pricing Agreement for Notes (included as Annex I to Exhibit 1.1)*
3.1	Form of Certificate of Trust for the Navient Student Loan Trusts (included as Exhibit B to Exhibit 4.2)*
3.2	Certificate of Formation of Navient Funding, LLC*
3.3	Limited Liability Company Operating Agreement of Navient Funding, LLC*
4.1	Form of Indenture**
4.2	Form of Amended and Restated Trust Agreement**
4.3	Form of SPE Seller Interim Trust Agreement*
4.4	Form of Navient Funding, LLC Interim Trust Agreement*
4.5	Form of Eligible Lender Trust Agreement*
5.1	Opinion of Morgan, Lewis & Bockius, LLP with respect to legality***
8.1	Opinion of Shearman & Sterling LLP with respect to tax matters***
8.2	Opinion of Richards, Layton & Finger, Delaware tax counsel with respect to certain Delaware tax matters***
23.1	Consent of Morgan, Lewis & Bockius, LLP (included as part of Exhibit 5.1)***
23.2	Consent of Shearman & Sterling LLP (included as part of Exhibit 8.1)***
23.3	Consent of Richards, Layton & Finger, Delaware tax counsel (included as part of Exhibit 8.2)***
24.1	Power of Attorney for Navient Funding, LLC*
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the Indenture Trustee****
99.1	Form of Master Terms Sale Agreement*
99.2	Form of Servicing Agreement**
99.3	Form of Navient CFC Master Terms Purchase Agreement*
99.4	Form of SPE Seller Master Terms Purchase Agreement*
99.5	Form of Administration Agreement**
99.6	Form of Asset Representations Review Agreement**
99.7	Form of Depositor Certification*

*   Previously submitted with the initial February 19, 2015 Form SF-3 submission
**   Filed herewith
***   To be filed via pre-effective amendment.
****   To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act at the time of an offering of debt securities.

NAVIENT FUNDING, LLC (CIK Number: 0000949114) *DRAFT of AUGUST 20, 2015*

This prospectus is subject to completion and amendment. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. The definitive terms of the transaction described herein will be described in the final prospectus.

Subject to completion, dated [_________], [__], 2015



Prospectus dated ________ __, 2015

$______________________

Navient Student Loan Trust 20[__]-[_]

Issuing Entity

(CIK Number: [_________])

Navient Funding, LLC

Depositor

(CIK Number: 0000949114)

Navient Solutions, Inc.

Sponsor, Servicer and Administrator

(CIK Number: 0001601725)

Student Loan-Backed Notes

On ________ __, 20__, the trust will issue:

Class	Principal	Interest Rate		Maturity
Class A-1 Notes	$	[__-month LIBOR plus]	%	
Class A-2A Notes	$	[__-month LIBOR plus]	%	
Class A-2B Notes	$	[___%]		
Class A-3 Notes	$	[__-month LIBOR plus]	%	
Class B Notes	$	[__-month LIBOR plus]	%	

The trust will make payments primarily from collections on a pool of [student loans made under the Federal Family Education Loan Program (FFELP)] [consolidation student loans] [a combination of student loans made under the Federal Family Education Loan Program (FFELP) and consolidation student loans] [and other federally guaranteed student loans]. Interest on and principal of the notes will be payable on the [25th] day of each calendar month, beginning in ______, 20__. In general, the trust will pay principal, first, to the class A-1 notes until paid in full, second, pro rata to the class A-2A and class A-2B notes until paid in full, third, to the class A-3 notes until paid in full, and then, to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal of the class B notes will be subordinate to both principal and interest on the class A notes. Credit enhancement for the notes consists of excess interest on the trust student loans, subordination of the class B notes to the class A notes, overcollateralization, [and] the reserve account [and the capitalized interest account]. [Funds in the capitalized interest account will be available only for a limited period of time.] [The trust will also enter into [an] [one or more] interest rate [swap] [cap] agreement[s] on the closing date.] The [class A-1, class A-2A, class A-3 and class B notes] will bear interest based on ____ month LIBOR [and the [class A-2B notes] will bear interest at a fixed rate]. A description of how LIBOR is determined appears under *"Description of the Notes—The Notes—The Class A Notes—Distributions of Interest"* in this prospectus.

We are offering the notes through the underwriters at the prices shown below when and if issued. [Application has been made for the notes to be listed on the Official List of the [Luxembourg] [Irish] Stock Exchange and to be traded on the [Luxembourg] [Irish] Stock Exchange's [Euro MTF Market].]

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

[[All][A portion] of the class _ notes will be retained by the depositor or an affiliate. This prospectus also covers the resale of these notes from time to time by the depositor or an affiliate [subject to its risk retention obligations described in this prospectus].]

You should consider carefully the risk factors on page [27] of this prospectus.

The notes are asset-backed securities issued by and are obligations of the issuing entity, which is a trust. They are not obligations of or interests in the sponsor, administrator, servicer, depositor, any seller or

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note[*]	%	%	%
Per Class A-2A Note[*]	%	%	%
Per Class A-2B Note[*]	%	%	%
Per Class A-3 Note[*]	%	%	%
Per Class B Note[*]	%	%	%

[*For the amount of class __ notes retained by the depositor or an affiliate, the underwriting discount will be % and proceeds to the depositor will be % with no selling concession or reallowance.] [INCLUDED ONLY IF TRANCHE IS RETAINED BY DEPOSITOR OR AN AFFILIATE OF THE DEPOSITOR]

We expect the proceeds to the depositor in respect of the notes to be $ before deducting expenses payable by the depositor with respect to the issuance of the notes estimated to be $ and certain deposits to be made by the trust.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Student Loan-Backed Securities				

(1) This Form SF-3 registers an unspecified amount of securities of each identified class of securities. The trust is relying on Rules 456(c) and 457(s).

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this prospectus is

any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

accurate or complete. Any contrary representation is a criminal offense.

The trust will be relying on an exclusion or exemption from the Investment Company Act of 1940, as amended, contained in [rule 3a-7] under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the trust. The trust is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).

_____

[Joint Book-Runners]

[_____]   [_____]   [_____]

_____

[Co-Managers]

[_____]   [_____]   [_____]   [_____]

_____

_____ __, 20___

TABLE OF CONTENTS

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

NOTICES TO INVESTORS

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A "RELEVANT MEMBER STATE") WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW) FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF AN OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE TRUST OR THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE IN RELATION TO SUCH OFFER. NONE OF THE TRUST OR THE UNDERWRITERS HAS AUTHORISED, NOR DOES ANY OF THEM AUTHORISE, THE MAKING OF ANY OFFER OF NOTES IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE TRUST OR THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER. THE EXPRESSION "PROSPECTUS DIRECTIVE" MEANS DIRECTIVE 2003/71/EC (AND AMENDMENTS THERETO, INCLUDING THE 2010 PD AMENDING DIRECTIVE, TO THE EXTENT IMPLEMENTED IN THE RELEVANT MEMBER STATE), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE AND THE EXPRESSION "2010 PD AMENDING DIRECTIVE" MEANS DIRECTIVE 2010/73/EU.

IN THE UNITED KINGDOM, THIS PROSPECTUS IS BEING DISTRIBUTED ONLY TO AND IS DIRECTED ONLY AT PERSONS (1) WHO FALL WITHIN ARTICLE 19(5) ("INVESTMENT PROFESSIONALS") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "FINANCIAL PROMOTION ORDER") OR (2) WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER OR (3) WHO ARE PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED WITHOUT THE NEED FOR SUCH DOCUMENT TO BE APPROVED, MADE OR DIRECTED BY AN "AUTHORISED PERSON" (AS DEFINED BY SECTION 31(2) OF THE FSMA) UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON IN THE UNITED KINGDOM BY PERSONS WHO ARE NOT RELEVANT PERSONS. IN THE UNITED KINGDOM, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference in this prospectus consist of forward-looking statements relating to future economic performance or projections and other financial items. These statements can be identified by the use of forward-looking words such as "may," "will," "should," "expects," "believes," "anticipates," "estimates," or other comparable words. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from the projected results. Those risks and uncertainties include, among others, general economic and business conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond our control. Because we cannot predict the future, what actually happens may be very different from what is contained in our forward-looking statements.

REGISTRANT REQUIREMENTS

Navient Funding, LLC, as depositor, has satisfied the registration requirements for use of Form SF-3 contained in General Instruction I.A.1 of Form SF-3.

SUMMARY OF PARTIES TO THE TRANSACTION*



Navient Credit Finance Corporation** (Seller)
[Blue Ridge Funding LLC]** (Seller)
[VL Funding LLC]** (Seller)
[Swap] [Cap] Counterparty
Navient Funding, LLC** (Depositor)
(Eligible Lender Trustee)
Navient Solutions, Inc.** (Sponsor, Servicer and Administrator)
Administration of the Issuing Entity
Servicing of the trust student loans
Navient Student Loan Trust 20__-__ (Issuing Entity)
(Indenture Trustee)
([Owner] [Delaware] Trustee)
Class A-1 Notes
Class A-2A Notes
Class A-2B Notes
Class A-3 Notes
Class B Notes
Excess Distribution Certificate
RC Certificate
Asset Representations Reviewer

* This chart provides only a simplified overview of the relations between the key parties to the transaction. Refer to this prospectus for a further description.

** Each of these entities is a direct or indirect wholly-owned subsidiary of Navient Corporation.

PAYMENT FLOWS AND DELIVERIES


Navient Funding, LLC
Sellers
Loans for $
$ for Loans
Notes for $ and Loans
$ and Loans for Notes
Navient Student Loan Trust 20__-_
Legal Title to Loans
$ for Notes
Notes for $
Underwriters
Interim Eligible Lender Trustee (for Navient Funding)
$
Distributions of $ (on behalf of Investors)
[Swap] [Cap] Counterparty
Legal Title to Loans
$ for Notes
Notes for $
Distributions of $ to Investors
Indenture Trustee
Investors
Eligible Lender Trustee (for the Trust)

SUMMARY OF TERMS

This summary highlights selected information about the notes. It does not contain all of the information that you might find important in making your investment decision. It provides only an overview to aid your understanding and is qualified by the full description of the information contained in this prospectus. You should read the full description of this information appearing elsewhere in this document to understand all of the terms of the offering of the notes.

ISSUING ENTITY

Navient Student Loan Trust 20__-_, which is a Delaware statutory trust. It was formed on _____, 20__. We sometimes refer to the issuing entity as the trust.

DEPOSITOR

Navient Funding, LLC, which is a Delaware limited liability company whose sole member is Navient Credit Finance Corporation. We sometimes refer to Navient Credit Finance Corporation as Navient CFC.

SPONSOR, SERVICER AND ADMINISTRATOR

Navient Solutions, Inc., which is a Delaware corporation. Navient Solutions, Inc. is an affiliate of the depositor and each seller.

INDENTURE TRUSTEE AND PAYING AGENT

_____, which is a [national banking association].

The trust will issue the notes under an indenture to be dated as of the closing date. Under the indenture, the indenture trustee will act for the benefit of and to protect the interests of the noteholders and will act as paying agent for the notes.

ELIGIBLE LENDER TRUSTEE

_____, which is a _____ banking [association] [corporation], is the eligible lender trustee under [the trust agreement] [the eligible lender trust agreement,] and will hold legal title to the trust student loans on behalf of the trust.

OWNER TRUSTEE

_____, which is a _____ [Delaware] banking [association] [corporation]. The owner trustee will act in the capacities required under [the Delaware Statutory Trust Act] and under the trust agreement.

[DELAWARE TRUSTEE]

[_____, which is a Delaware banking corporation. The Delaware trustee will act in the capacities required under the Delaware Statutory Trust Act and under the trust agreement.] [**Note: to be added if the Owner Trustee is not located in the State of Delaware**.]

[[LUXEMBOURG] [IRISH] PAYING AGENT]

[If the rules of the [Luxembourg] [Irish] Stock Exchange require a [Luxembourg] [Irish] paying agent, the depositor will cause one to be appointed for the notes that are listed on the Official List of the [Luxembourg] [Irish] Stock exchange and traded on the [Luxembourg] [Irish]

Stock Exchange's [Euro MTF Market].] [**Note: classes of notes may be listed either in Luxembourg or on the Irish Stock Exchange, on a different foreign exchange (to be fully described in the related prospectus) or not listed at all. The applicable prospectus will include disclosure regarding specific listing information for a particular series.**]

[SUBSERVICER]

[_____] [**Note: not all transactions will have one (or more) subservicers. Disclosure regarding each specific subservicer will be included in the applicable prospectus.**]

ASSET REPRESENTATIONS REVIEWER

_____, which is a _____ [corporation] [limited liability company].

The asset representations reviewer is not and will not be affiliated with any of the sponsor, depositor, servicer, indenture trustee, eligible lender trustee, owner trustee [or Delaware trustee], or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the sponsor or any underwriter to perform, pre-closing due diligence work on the trust student loans. See "*Description of the Notes – Asset Representations Reviewer*" in this prospectus for a description of the asset representations reviewer and the fees it will be paid.

ADMINISTRATOR

Navient Solutions, Inc. will act as the administrator of the trust under an administration agreement to be dated as of the closing date. Navient Solutions, Inc. is a Delaware corporation and a wholly-owned subsidiary of Navient Corporation. Subject to certain conditions, Navient Solutions, Inc. may transfer its obligations as administrator to an affiliate. See "*Servicing and Administration—Administration Agreement*" in this prospectus.

[SWAP/CAP COUNTERPARTY]

[If applicable, the swap [or cap] counterparty [or counterparties] will be identified in the prospectus and applicable disclosure regarding each swap/cap counterparty's name, organizational form, the general character of such swap/cap counterparty's business and any required financial disclosure (depending on the applicable Significance Percentage) will be included.]

THE NOTES

The trust will issue the notes under an indenture to be dated as of the closing date. The trust is offering the following classes of notes, which are debt obligations of the trust:

Class A Notes

[Floating] Rate Class A-1 Student Loan-Backed Notes in the amount of $_____.

[Floating] Rate Class A-2A Student-Loan Backed Notes in the amount of $_____.

[Fixed] Rate Class A-2B Student Loan-Backed Notes in the amount of $_____.

[Floating] Rate Class A-3 Student Loan-Backed Notes in the amount of $_____.

Class B Notes

[Floating] Rate Class B Student Loan-Backed Notes in the amount of $_____.

We sometimes refer:

- to the class A-1, class A-2A, class A-2B and class A-3 notes, collectively, as the class A notes;

  and

- to the class A and class B notes, collectively, as the notes.

DATES

The closing date for this offering will be on or about _____, 20__.

The information in this prospectus about the [initial] trust student loans is calculated and presented as of _____, 20__. We refer to this date as the statistical cutoff date.

The cutoff date for the pool of [initial] trust student loans will be the closing date. We refer to this date as the initial cutoff date.

The trust will be entitled to receive all collections and proceeds on the [initial] trust student loans on or after the closing date.

A distribution date for the notes is the [25th] day of each calendar month, beginning in _____, 20__. If any [25th] calendar day is not a business day, the distribution date will be the next business day.

For any distribution date, the related collection period is the calendar month immediately preceding the calendar month in which the distribution date occurs. However, the first collection period will begin on the closing date and end on _____, 20__.

Interest and principal will be payable to holders of record as of the close of business on the record date, which is the day before the related distribution date.

INFORMATION ABOUT THE NOTES

LIBOR-Based Notes

Interest Payments. Interest will accrue generally on the outstanding principal balance of each class of the LIBOR-based notes during [one] [three]-month accrual periods and will be paid on each distribution date.

Generally, each accrual period with respect to the related distribution date for the LIBOR-based notes begins on the immediately preceding distribution date and ends on the day before such distribution date. The first accrual period for the LIBOR-based notes, however, will begin on the closing date and end on _____ __, 20__, which is the day before the first distribution date.

Each class of LIBOR-based notes will bear an annual interest rate equal to the sum of [one] [three]-month LIBOR (except for the first accrual period) and the applicable spread listed in the table below:

Class	Spread	
[Class A-1]	plus	%
[Class A-2A].............	plus	%
[Class A-3]	plus	%
[Class B]	plus	%

LIBOR for the first accrual period will be determined by the following formula:

$$x + [\quad / \quad * \ (y\text{-}x)]$$

where

$x =$ -month LIBOR, and

$y =$ -month LIBOR.

The administrator will determine LIBOR as specified under "*Description of the Notes—The Notes—The Class A Notes—Distributions of Interest*" in this prospectus. The administrator will calculate interest on each class of the LIBOR-based notes based on the actual number of days elapsed in each accrual period divided by 360.

Fixed Rate Notes

[**Note: While this prospectus describes the class A-2B notes as bearing interest at a fixed rate, this is for illustrative purposes only and any class of notes may bear interest based on LIBOR or at a fixed rate**.]

Interest Payments. Interest will accrue generally on the outstanding principal balance of the [class A-2B notes] at an annual fixed rate of interest equal to

[_____]% and will be paid on each distribution date.

Generally, each accrual period with respect to the related distribution date for the [class A-2B notes] begins on the immediately preceding distribution date and end on the day before such distribution date. The first accrual period for the [class A-2B notes], however, will begin on the closing date and end on _____ __, 20__, which is the day before the first distribution date.

Interest on the [class A-2B notes] will be calculated based on twelve 30-day months and a 360-day year.

Principal Payments. Principal will be payable on the notes on each distribution date [on or after the revolving period] (as described under "*Description of the Notes—Distributions*" in this prospectus) in an amount generally equal to the principal distribution amount for that distribution date.

Priority of Principal Payments. In general, principal of the notes will be paid on each distribution date as follows:

first, to the class A-1 noteholders, the class A noteholders' principal distribution amount, until the principal balance of the class A-1 notes is reduced to zero;

second, to the class A-2A noteholders and class A-2B noteholders, pro rata based on the outstanding principal balances of the class A-2A and class A-2B notes, the class A noteholders' principal distribution amount, until the respective principal balances of the class A-2A notes and the class A-2B notes are reduced to zero;

third, to the class A-3 noteholders, the remaining class A noteholders' principal distribution amount, until the principal balance of the class A-3 notes is reduced to zero; and

fourth, to the class B noteholders, the class B noteholders' principal distribution amount, until the principal balance of the class B notes is reduced to zero.

[**Note: While this prospectus describes four classes of class A notes and one class of class B notes, this description is for illustrative purposes only and there may be more or fewer classes of class A (and/or class B) notes in any transaction and there may also be one or more classes of notes subordinate to the class B notes. In addition, more than one class of class A (or class B) notes (or other subordinate class(es) of notes) may pay principal pro rata with another class, or all of the class A (or class B) notes (or other subordinate class(es) of notes) may pay principal sequentially beginning with the class A-1 (or class B-1) notes (or in a comparable manner for any other subordinate class(es) of notes) until the class A (or class B) notes (or other subordinate class(es) of notes) with the highest numerical class designation is paid in full.**]

See "*Description of the Notes— Distributions*" in this prospectus for a more detailed description of principal payments. See also "*Description of the Notes—Distributions Following an Event of Default and Acceleration of the*

Maturity of the Notes" in this prospectus for a description of the cashflows and priority of payments on each distribution date following the occurrence of an event of default and the acceleration of the maturity of the notes. See also "*Risk Factors—Your Notes May Have A Degree Of Basis Risk, Which Could Compromise The Issuing Entity's Ability To Pay Principal And Interest On Your Notes*" in this prospectus.

Maturity Dates. Each class of notes will mature no later than the date set forth in the table below for that class:

Class	Maturity Date
Class A-1	_____, 20__
Class A-2A	_____, 20__
Class A-2B	_____, 20__
Class A-3	_____, 20__
Class B......................	_____, 20__

The actual maturity of any class of notes could occur earlier if, for example:

- there are higher than anticipated prepayment rates on the trust student loans;

- [an earlier than expected termination of the [revolving period] [pre-funding period] and distribution of remaining amounts [from the additional loan account] [and] [the pre-funding account.]];

- the servicer exercises its optional buy out rights to purchase at any time up to [10%] in the aggregate of the trust student loans;

- the servicer exercises its option to purchase all remaining trust

5

student loans, which cannot occur until the first distribution date on which the pool balance is 10% or less of the initial pool balance; or

- the indenture trustee auctions all remaining trust student loans, which, absent an event of default under the indenture, cannot occur until the first distribution date on which the pool balance is 10% or less of the initial pool balance.

The initial pool balance is equal to the sum of: [(i)] the pool balance as of the closing date [and] [(ii)] [all amounts deposited into the supplemental purchase account on the closing date [and] [(ii)] [(iii)] [amounts deposited in the pre-funding account on the closing date].]

Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes. The projected weighted average life, expected maturity date and percentage of the remaining principal balance of each class of notes under various assumed prepayment scenarios may be found in "*Exhibit I— Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes*" in this prospectus.

Denominations. Each class of notes will be available for purchase in minimum denominations of $_____ and additional increments of $1,000. The notes will be available only in book-entry form through The Depository Trust Company, Clearstream, Luxembourg and the Euroclear System. You will not receive a certificate representing your notes except in very limited circumstances.

Security for the Notes. The notes will be secured by the assets of the trust, which consist primarily of the trust student loans.

Overcollateralization. Overcollateralization is the amount by which the adjusted pool balance exceeds the aggregate outstanding principal balance of the notes and is intended to provide credit enhancement for the notes. On the closing date, the overcollateralization amount is expected to equal approximately $_____. The application of available funds set forth under "*Description of the Notes— Distributions—Distributions from the Collection Account*" in this prospectus is designed to build the level of overcollateralization to, and maintain it at, a specified overcollateralization amount. The amount of overcollateralization will vary from time to time depending on the rate and timing of principal payments on the trust student loans, capitalization of interest, certain borrower fees and the incurrence of losses, if any, on the trust student loans. See "*Description of the Notes— Credit Enhancement— Overcollateralization*" in this prospectus.

Subordination of the Class B Notes. Payments of interest on the class B notes will be subordinate to the payments of interest on the class A notes [and certain payments to the swap counterparty]. In general, payments of principal of the class B notes will be subordinate to the payment of both interest on and principal of the class A notes. See "*Description of the Notes— The Notes—The Class B Notes— Distributions of Principal*" in this prospectus.

INFORMATION ABOUT THE TRUST

Formation of the Trust

The trust is a Delaware statutory trust.

The only activities of the trust are acquiring, owning and managing the trust student loans and holding the other assets of the trust and related proceeds, issuing and making payments on the notes and other related activities. See "*Formation of the Trust—The Trust*" in this prospectus.

_____, as eligible lender trustee, will hold legal title to the trust student loans for the benefit of the trust under an eligible lender trust agreement.

Trust Assets

The assets of the trust will include:

- the trust student loans;

- collections and other payments on the trust student loans; and

- funds it will hold from time to time in its trust accounts, including a collection account, [a capitalized interest account,] a reserve account, [a supplemental purchase account,] [a pre-funding account,] [an additional loan account] and a floor income rebate account.

The trust student loans will be selected from a pool of [student loans made under the Federal Family Education Loan Program (FFELP)] [consolidation student loans] [a combination of student loans made under the Federal Family Education Loan Program (FFELP) and consolidation student loans] [and other federally guaranteed student loans].

The rest of this section describes the trust student loans and trust accounts more fully.

Trust Student Loans. The trust student loans (including the [initial] trust student loans and any additional trust student loans) are education loans to students and parents of students made under the Federal Family Education Loan Program, known as the FFELP. [Approximately _____% of the [initial] trust student loans by principal balance are Stafford loans and approximately _____% of the [initial] trust student loans by principal balance are PLUS loans. Less than [_____% of the [initial] trust student loans are SLS loans.] [_____% of the [initial] trust student loans are consolidation loans.] [___% of the [initial] trust student loans are other types of federally guaranteed student loans, including Health Education Assistance Loan Program loans (referred to as "HEAL Loans").] See "*Appendix A—Federal Family Education Loan Program*" in this prospectus for a description of each type of FFELP loan [and "*Annex A—Characteristics of the [Initial] Student Loan Pool"* and "*Appendix C—Health Education Assistance Loan Program*" in this prospectus for a description of HEAL Loans].]

[[Initial] Trust Student Loans.] The depositor will acquire the [initial] trust student loans from one or more of [Navient CFC, Blue Ridge Funding LLC and VL Funding LLC] under separate purchase agreements and will subsequently sell them to the trust on the closing date under the sale agreement. [We sometimes refer to Blue Ridge Funding LLC as Blue Ridge Funding and to VL Funding LLC as VL Funding.] We also sometimes refer to

each of Navient CFC, Blue Ridge Funding and VL Funding as a seller or collectively as the sellers. The sale agreement and each purchase agreement will be dated as of the closing date. **[**We refer to the trust student loans acquired on the closing date as the initial trust student loans.**]** **[Note: Blue Ridge Funding and VL Funding are shown here as representative Navient owned SPE sellers and are not meant to be an exhaustive list. Other Navient owned SPE sellers may be included with respect to a particular series and all required disclosure regarding such additional SPE sellers will be included in the related prospectus.]**

With respect to principal and interest,

- approximately ____% of the [initial] trust student loans by principal balance are 100% guaranteed;

- approximately ____% of the [initial] trust student loans by principal balance are 98% guaranteed; and

- approximately _____% of the [initial] trust student loans by principal balance are 97% guaranteed;

in each case, by the guaranty agencies described in Annex A in this prospectus and reinsured by the Department of Education under the Higher Education Act.

[As of the statistical cutoff date, approximately ____% of the [initial] trust student loans by principal balance were at one time defaulted student loans in respect of which a previous eligible

lender submitted a claim to the guarantor of such student loan under the applicable guarantee agreement and was paid for the related loan. Subsequently, the applicable guarantor assumed the loan and "rehabilitated" such student loan pursuant to the terms of the Higher Education Act and permissibly re-sold such rehabilitated student loan to an eligible lender on the open market. Prior to such re-sale, the borrower on such rehabilitated student loan had made at least nine timely payments in full. For all purposes under the Higher Education Act and FFELP, rehabilitated FFELP student loans are not treated any differently than any other FFELP loan.]

Significant Guarantors. The guaranty agencies described in Annex A in this prospectus guarantee all of the [initial] trust student loans. _____ and _____, which guarantee approximately ____% and ____%, respectively, of the [initial] trust student loans by principal balance, are the only guarantors that guarantee 10% or more of the [initial] trust student loans by principal balance. See *"The Trust Student Loan Pool—Insurance of Trust Student Loans; Guarantors of Trust Student Loans"* in this prospectus. The [initial] trust student loans are also reinsured by the United States Department of Education.

_____, as interim eligible lender trustee, will hold legal title to the trust student loans for the benefit of the depositor and each seller (other than Navient CFC) under an interim trust agreement.

COMPOSITION OF THE [INITIAL] TRUST STUDENT LOANS AS OF THE STATISTICAL CUTOFF DATE

Aggregate Outstanding Principal Balance..	$
Aggregate Outstanding Principal Balance – Treasury Bill	$
Percentage of Aggregate Outstanding Principal Balance – Treasury Bill	%
Aggregate Outstanding Principal Balance – One-Month LIBOR	$
Percentage of Aggregate Outstanding Principal Balance – One-Month LIBOR	%
Number of Borrowers.....................	
Aggregate Outstanding Principal Balance – Treasury Bill Other*........	$
Percentage of Aggregate Outstanding Principal Balance – Treasury Bill Other*.........................	%
Average Outstanding Principal Balance Per Borrower.....................	$
Number of Loans	
Average Outstanding Principal Balance Per Loan – Treasury Bill....	$
Average Outstanding Principal Balance Per Loan – One-Month LIBOR	$
Weighted Average Remaining Term to Scheduled Maturity	___ months
Weighted Average Annual Interest Rate	%
[Aggregate Outstanding Principal Balance of Rehabilitated Loans	$]
Percentage of Aggregate Outstanding Principal Balance of Rehabilitated Loans	%

_____
*For an explanation of "Treasury Bill Other," see "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool—Composition Of The [Initial] Trust Student Loans As Of The Statistical Cutoff Date*" in this prospectus.

[We determined the weighted average remaining term to maturity shown in the table from the statistical cutoff date to the stated maturity date of the applicable [initial] trust student loan without giving effect to any deferment or forbearance periods that may be granted in the future. The weighted average annual borrower interest rate shown in the table is exclusive of special allowance payments. As ____% of the [initial] trust student loans' special allowance payments are indexed to the 91-day Treasury bill rate, the weighted average spread for special allowance payments to the 91-day Treasury bill rate was ____% as of the statistical cutoff date. For these purposes, the 91-day Treasury bill rate is the weighted average per annum discount rate, expressed on a bond equivalent basis and applied on a daily basis, for direct obligations of the United States with a maturity of thirteen weeks, as reported by the U.S. Department of the Treasury. Except as otherwise specified below, special allowance payments will be calculated by reference to the one-month LIBOR index. The weighted average spread for special allowance payments to the one-month LIBOR index was ____% as of the statistical cutoff date.]

See "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool Composition Of The [Initial] Trust Student Loans As Of The Statistical Cutoff Date*" in this prospectus.

[Additional Trust Student Loans. From time to time during the [supplemental purchase period] [pre-funding period] [revolving period] the depositor may acquire trust student loans from one or more of the sellers and sell such loans to the trust to the extent that the trust has sufficient funds on deposit in the [supplemental purchase account] [pre-funding account] [additional loan account] for the purchase of such additional trust student loans. The cutoff dates for these additional trust student loans will be the dates those loans are purchased by the trust (which we refer to as subsequent cutoff dates). The trust will be entitled to receive all

collections and proceeds on these additional trust student loans on and after their respective subsequent cutoff dates.] [We sometimes refer to these loans as additional trust student loans and together with the initial trust student loans as the trust student loans.]

Each seller will have the right from time to time under the related purchase agreement to sell additional trust student loans to the depositor during the [supplemental purchase period] [pre-funding period] [revolving period]. All additional trust student loans purchased by the depositor are required under the sale agreement to be immediately sold to the trust, provided there are sufficient funds on deposit in the [supplemental purchase account] [pre-funding account] [additional loan account] for the purchase of such additional trust student loans.

All additional trust student loans will be sold to the trust at a price equal to [100%] of the outstanding principal balance of each additional trust student loan, plus accrued interest to be capitalized.

All additional trust student loans purchased by the trust will be required to satisfy certain eligibility criteria as described under "*The Trust Student Loan Pool*" in this prospectus. We sometimes refer to additional trust student loans which satisfy the required eligibility criteria as eligible student loans in this prospectus. See "*The Trust Student Loan Pool—Eligible Trust Student Loans*" in this prospectus.

All additional trust student loans will also be guaranteed by guaranty agencies described in Annex A in this prospectus

and reinsured by the United States Department of Education.

[The supplemental purchase period for purchasing additional trust student loans with funds on deposit in the supplemental purchase account in an amount equal to $_____ [not to exceed [10%] of the pool balance as of the statistical cutoff date] begins on the closing date and ends on _____. **[Date immediately prior to first distribution date.]]**

[The pre-funding period for purchasing additional trust student loans with funds on deposit in the pre-funding account in an amount equal to $_____ [not to exceed an amount equal to 25% of the offering proceeds [less amounts deposited in the supplemental purchase account] begins on the closing date and ends on _____, 20__ unless terminated earlier as described herein]. **[Date not to exceed 1 year from the closing date.]]**

[The revolving period for purchasing additional trust student loans from collections deposited in the additional loan account from amounts which otherwise would have been distributable as principal of the notes begins on the closing date and ends on _____, 20__ unless terminated earlier as described herein. **[Date not to exceed 3 years from the closing date.]]**

Collection Account. The administrator will establish and maintain the collection account as an asset of the trust in the name of the indenture trustee. The trust will make an initial deposit from the net proceeds of the sale of the notes into the collection account on the closing date. The deposit will be equal to $_____ plus the excess, if any, of the pool balance as of the statistical cutoff date over the pool balance as of the closing date [to the extent such excess amount is not deposited into the [supplemental purchase account] [pre-funding account]]. See "*Servicing and Administration—Accounts*" in this prospectus for a more complete description of eligible investments.

The administrator will deposit collections on the trust student loans, interest subsidy payments, special allowance payments and certain other funds into the collection account, all as described in this prospectus.

[Supplemental Purchase Account. On the closing date, the administrator will establish and maintain the supplemental purchase account as an asset of the trust in the name of the indenture trustee. The trust will make a deposit from the net proceeds of the sale of the notes into the supplemental purchase account on the closing date. The deposit will be equal to the excess, if any, of the pool balance as of the statistical cutoff date over the estimated pool balance as of the closing date, but not to exceed [10%] of the pool balance as of the statistical cutoff date. Funds on deposit in the supplemental purchase account will be used to purchase additional trust student loans from time to time during the supplemental purchase period.

Any amounts remaining on deposit in the supplemental purchase account at the end of the supplemental purchase period will be transferred to the collection account on the business day immediately following the end of that period and will be included as a part of available funds on the initial distribution date. Amounts on deposit in the

supplemental purchase account will not be replenished.]

[Pre-Funding Account. On the closing date, the administrator will establish and maintain the pre-funding account as an asset of the trust in the name of the indenture trustee. The trust will make a deposit from the net proceeds of the sale of the notes into the pre-funding account in the amount of $___ on the closing date. [The deposit will not exceed an amount equal to 25% of the offering proceeds less amounts that are deposited into the supplemental purchase account.] Funds on deposit in the pre-funding account will be used to purchase additional trust student loans from time to time during the pre-funding period.

Any amounts remaining on deposit in the pre-funding account at the end of the pre-funding period will be transferred to the collection account on the business day immediately following the end of that period and will be included as a part of available funds on the next distribution date. Amounts on deposit in the pre-funding account will not be replenished.]

[Additional Loan Account. On the closing date, the administrator will establish and maintain the additional loan account as an asset of the trust in the name of the indenture trustee. Funds on deposit in the additional loan account will be used to purchase additional trust student loans from time to time during the revolving period.

Any amounts remaining on deposit in the additional loan account at the end of the revolving period will be transferred to the collection account on the business day immediately following the end of that period and will be included as a part of available funds on the next distribution date. During the revolving period, all amounts otherwise distributable as principal of the notes will be deposited in the additional loan account.]

[Capitalized Interest Account. The administrator will establish and maintain the capitalized interest account as an asset of the trust in the name of the indenture trustee. The trust will make an initial deposit into the capitalized interest account from the net proceeds from the sale of the notes on the closing date. The initial deposit will be in cash or eligible investments equal to $_____.

Funds in the capitalized interest account will be available to cover shortfalls in payments of primary servicing and administration fees, [payments due to the asset representations reviewer,] [payments due to any swap counterparty, other than any termination payments, pursuant to each swap agreement,] the class A noteholders' interest distribution amount, and the class B noteholders' interest distribution amount, in that order, after application of funds available in the collection account at the end of the related collection period but before application of the reserve account.

Funds in the capitalized interest account will not be replenished.

Funds remaining on deposit in the capitalized interest account in excess of $[_____] on the _____ 20__ distribution date will be transferred to the collection account and included as a part of available funds on that distribution date. All funds remaining on

deposit in the capitalized interest account on the _____ 20__ distribution date will be transferred to the collection account and included as a part of available funds on that distribution date.

The capitalized interest account further enhances the likelihood of timely interest payments to noteholders through the _____ 20__ distribution date.

[No additional funds will be deposited into the capitalized interest account after the closing date nor replenished if withdrawn and made part of available funds on any distribution date.]

Amounts in the capitalized interest account will be withdrawn to the extent necessary to cover these shortfalls on each distribution date before any withdrawal from the reserve account.]

> [**Note: Withdrawals of excess sums from the capitalized interest account may instead be formulated to be released over time if certain triggers are satisfied and maintained**.]

Reserve Account. The administrator will establish and maintain a reserve account as an asset of the trust in the name of the indenture trustee. The trust will make an initial deposit from the net proceeds of the sale of the notes into the reserve account on the closing date. The deposit will be equal to approximately $_____.

Funds in the reserve account may be replenished on each distribution date to the extent additional funds are available after all prior required distributions have been made. See "*Description of the Notes—Distributions*" in this prospectus.

The amount required to be on deposit in the reserve account at any time, or the specified reserve account balance, is equal to the greater of:

- (i) for any distribution date occurring prior to the _____ 20__ distribution date, [____]% of the pool balance as of the end of the related collection period, and (ii) for any distribution date occurring on or after the _____ 20__ distribution date, [____]% of the pool balance as of the end of the related collection period; and

- $_____.

In no event will the specified reserve account balance exceed the aggregate outstanding balance of the notes.

To the extent funds are available in the reserve account, such funds will be applied on each distribution date to cover any shortfalls in payments of primary servicing and administration fees, [payments due to the asset representations reviewer,] the class A noteholders' interest distribution amount and the class B noteholders' interest distribution amount [and certain payments owed to swap counterparties]. [Funds from the reserve account shall only be applied to cover such shortfalls after application of funds in the capitalized interest account.]

Notwithstanding the foregoing, funds on deposit in the reserve account may be withdrawn by the administrator at any time to pay any amounts owed to the Department of Education in respect of any shortfalls in amounts on deposit in the floor income rebate account as described below under "—*Floor Income Rebate Account*" in this prospectus.

In addition, to the extent funds are available in the reserve account, such funds will be applied:

- on the maturity date for the class A notes and upon termination of the trust, to cover shortfalls in payments of the class A noteholders' principal and accrued interest; and

- on the maturity date for the class B notes and upon termination of the trust, to cover shortfalls in payments of the class B noteholders' principal and accrued interest and any carryover servicing fees [and any remaining unpaid swap termination payments.]

If the amount on deposit in the reserve account on any distribution date, after giving effect to all deposits or withdrawals from the reserve account on that distribution date, is greater than the specified reserve account balance for that distribution date, subject to certain limitations, the administrator will instruct the indenture trustee in writing to deposit the amount of such excess into the collection account to be included as a part of available funds on that distribution date.

If the market value of cash and eligible investments in the reserve account on any distribution date is sufficient to pay the remaining aggregate principal balance of the notes, any interest accrued on the notes and any carryover servicing fees, amounts on deposit in that account will be so applied on that distribution date.

The reserve account enhances the likelihood of payment to noteholders. In certain circumstances, however, the reserve account could be partially or fully depleted. This depletion could result in shortfalls in distributions to noteholders. See "*Description of the Notes—Credit Enhancement—Reserve Account*" in this prospectus.

Floor Income Rebate Account. The administrator will establish and maintain a floor income rebate account as an asset of the trust in the name of the indenture trustee. On or before each distribution date, the administrator will instruct the indenture trustee to transfer from the collection account to the floor income rebate account the monthly accrual of interest paid by borrowers on trust student loans originated on or after April 1, 2006 that exceeds the special allowance support levels applicable to such trust student loans, which we refer to in this prospectus as "floor income." These deposited amounts will be used to offset the amount of floor income, if any, that is expected to be netted by the Department of Education against the interest subsidy payments and/or special allowance payments otherwise due to the trust for that collection period. Once the Department of Education has netted all payments, which currently occurs on a quarterly basis, on the next succeeding distribution date all sums on deposit in the floor income rebate account during the previous collection period will be withdrawn and included in available funds on such date.

[SWAP AGREEMENT]

[Note: Not all transactions will include a swap agreement. Disclosure regarding a transaction that would include one or more

LIBOR-fixed rate swap agreements (based on the outstanding balance of the applicable class of notes) has been incorporated into this form of prospectus.]

[On the closing date, the trust will enter into [one or more] interest rate swap agreements with [one] [or more] swap counterparties to hedge the basis risks that result from the required payment of interest on the [class A-2B notes] at a fixed rate.

Under the interest rate swap agreement, the related swap counterparty will be obligated to pay to the trust the fixed rate of interest for the [class A-2B notes] and the trust will be obligated to pay to that swap counterparty an amount based on [____]-month LIBOR plus or minus a spread.

Each swap agreement will terminate, generally, on the earlier of:

- the distribution date on which the outstanding principal balance of the [class A-2B notes] is reduced to zero (including as the result of the optional purchase of the remaining trust student loans by the servicer or an auction of the trust student loans by the indenture trustee); and

- the maturity date of the [class A-2B notes].]

[INTEREST RATE CAP AGREEMENT]

[Note: Not all transactions will include an interest rate cap agreement.]

[The trust will enter into an agreement as of the closing date with [_____,] as the cap counterparty, to purchase an interest rate cap that will remain in effect through the _____ distribution date. Under the interest rate cap, the cap counterparty will make payments to the trust if [___]-month LIBOR exceeds ____% during the period the interest rate cap is in effect.]

ADMINISTRATION OF THE TRUST

Distributions

The administrator will instruct the indenture trustee to withdraw funds on deposit in (i) the collection account, (ii) to the extent available, the floor income rebate account, [(iii) to the extent required, the capitalized interest account,] [and (iv) to the extent required, the reserve account] on each distribution date. So long as no events of default have occurred and are continuing, available funds will be applied on each applicable distribution date generally as shown in the chart on the following page of this prospectus.

See "*Description of the Notes—Distributions*" in this prospectus for a more detailed description of distributions.

Distribution Date Cashflows



COLLECTION ACCOUNT

1st — SERVICER
(Primary Servicing Fee)

2nd — ADMINISTRATOR
(Administration Fee)

ASSET REPRESENTATIONS REVIEWER
(Asset Representations Reviewer Fee)

3rd — CLASS A NOTEHOLDERS
(Class A Noteholders' Interest Distribution Amount)

SWAP COUNTERPARTY
(Floating rate interest payments due from the trust, if any)

SWAP COUNTERPARTY
(Certain swap termination payments, if any)

4th — CLASS B NOTEHOLDERS
(Class B Noteholders' Interest Distribution Amount)

5th — RESERVE ACCOUNT
(Amount, if any, necessary to reinstate the reserve account balance to the Specified Reserve Account Balance)

(to the class A-1, the class A-2 and the class A-3 noteholders, sequentially, in that order, the Class A Noteholders' Principal Distribution Amount, until the principal balance of each such class is paid in full)

6th — CLASS A NOTEHOLDERS
(Class A Noteholders' Principal Distribution Amount)

7th — CLASS B NOTEHOLDERS
(Class B Noteholders' Principal Distribution Amount)

(to the class A-1, the class A-2, the Class A-3 and the class B noteholders, sequentially, in that order, until the principal balance of each such class is paid in full)

8th — On or after the distribution date occurring in [_____], 20[__]
CLASS A AND CLASS B NOTEHOLDERS

9th — INDENTURE TRUSTEE, ELIGIBLE LENDER TRUSTEE, OWNER TRUSTEE AND ASSET REPRESENTATIONS REVIEWER
(Any unpaid fees and expenses, to the extent such amounts have not been paid by the administrator)

10th — SERVICER
(Carryover Servicing Fee, if any)

(to the class A-1, the class A-2, the class A-3 and the class B noteholders, sequentially, in that order, until the principal balance of each such class is paid in full)

11th — CLASS A AND CLASS B NOTEHOLDERS
(In the event the trust student loans are not sold on the earliest possible trust auction date, on each subsequent distribution date, any remaining amounts)

12th — RC CERTIFICATEHOLDER
(After the aggregate outstanding principal amount of the notes has been reduced to zero, any remaining amounts, until the principal balance of the RC certificate is reduced to zero)

13th — EXCESS DISTRIBUTION CERTIFICATEHOLDER
(Any remaining amounts)

Repurchase Obligations

Under each purchase agreement [and additional purchase agreement], a seller will make certain representations and warranties relating to the trust student loans to the depositor on such date and, pursuant to a sale agreement [and each additional sale agreement], the depositor will make certain representations and warranties relating to the trust student loans to be sold to the trust on such date. We refer you to "*Transfer Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in this prospectus for a description of these representations and warranties.

If the depositor breaches a representation under the sale agreement regarding an [initial] trust student loan [or an additional sale agreement regarding an additional trust student loan,] generally the depositor will have to cure the breach, repurchase or replace that trust student loan or reimburse the trust for losses resulting from the breach.

Each seller will have similar obligations under the purchase agreements. See "*Transfer Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in this prospectus.

Asset Representations Review

The asset representations reviewer will perform a review of certain of the trust student loans for compliance with the representations made about the trust student loans if:

- a rejected guaranty claims trigger event occurs; and

- the required amount of noteholders vote to direct the review.

For more information about the asset representations review, the rejected guaranty claims trigger event, voting requirements for a review and the representations and warranties to be reviewed, you should read "*Description of the Notes—Asset Representations Review*" in this prospectus.

Dispute Resolution

If a request is made for the repurchase of a trust student loan due to a breach of a representation or warranty, and the request is not resolved within 180 days of the receipt of the request, the party submitting the request will have the right to refer the matter to either mediation (including non-binding arbitration) or binding third-party arbitration. See "*Description of the Notes—Dispute Resolution*" in this prospectus.

Servicing of the Assets

Under a servicing agreement, the servicer will be responsible for servicing, maintaining custody of and making collections on the trust student loans. [Under a subservicing agreement between the servicer and [_____], as subservicer, the servicer will oversee the subservicer's performance of its servicing obligations with respect to the trust student loans.] The servicer [subservicer] will also bill and collect payments from the guaranty agencies and the Department of Education. [The subservicer may resign at any time upon 180 days written notice. In the event that the subservicer resigns, the servicer will either appoint a new subservicer or will take over servicing of the trust student loans.]

See "*Servicing and Administration—Servicing Procedures*" and "*—Administration Agreement*" in this prospectus. Under some circumstances, the servicer may transfer its obligations as servicer. See "*Servicing and Administration—Matters Regarding the Servicer*" in this prospectus.

If the servicer [subservicer] breaches a covenant under the [servicing] [subservicing] agreement regarding a trust student loan, generally, [the servicer will cause the subservicer] [it will have] to cure the breach, purchase the related trust student loan or reimburse the trust for losses resulting from such breach. See "*The Trust Student Loan Pool—Cure Period for Trust Student Loans*" in this prospectus.

[The servicer shall remain obligated and be liable to the trust, the eligible lender trustee, the indenture trustee and the noteholders for the servicing and administration of the trust student loans in accordance with the provisions of the servicing agreement without diminution of such obligation and liability by virtue of the appointment of the subservicer and to the same extent and under the same terms and conditions as if the servicer alone were servicing and administering the trust student loans.]

Compensation of the Servicer

The servicer will receive two separate fees: a primary servicing fee and a carryover servicing fee.

The primary servicing fee for any month will equal the sum of the monthly servicing fees for the trust student loans owned by the trust during that month. The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal (i) $_____ per month per borrower for trust student loans that are in in-school status, (ii) $_____ per month per borrower for trust student loans that are in grace status and (iii) $_____ per month per borrower for all other trust student loans. For purposes of calculating the primary servicing fee for any month, a trust student loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate. In no event, however, will the primary servicing fee for any month exceed $\frac{1}{12}$ of [0.___%] of the aggregate outstanding principal balance of the trust student loans, calculated as of the closing date or the last day of the preceding calendar month, as the case may be (the "primary servicing fee monthly cap").

The servicing agreement provides that the servicer may annually increase its fees by an amount equal to the percentage increase in the U.S. Department of Labor's Consumer Price Index for Urban Wage Earners and Clerical Workers, U.S. City Average for the most recent twelve-month period available at the time of each such annual adjustment; provided, that such increase shall not be less than 3% per annum.

The primary servicing fee will be payable in arrears out of available funds and amounts on deposit in the collection account[, the capitalized interest account] and the reserve account on each distribution date beginning in _____ 20__. Primary servicing fees due and payable to the servicer will include amounts from any prior distribution dates that remain unpaid.

The carryover servicing fee will be payable to the servicer on each distribution date out of available funds after all payments owing on the class A notes and the class B notes have been made.

The carryover servicing fee is equal to the sum of:

- the aggregate amount, if any, of primary servicing fees for any month accrued in excess of the related primary servicing fee monthly cap that remains unpaid from prior distribution dates;

- the amount of specified increases in the costs incurred by the servicer;

- the amount of specified conversion, transfer and removal fees;

- any amounts described in the first three bullets that remain unpaid from prior distribution dates; and

- interest on any unpaid amounts.

[All amounts due and owed to the subservicer under the subservicing agreement will be paid by the servicer and will not be obligations of the trust.]

See "*Description of the Notes— Servicing Compensation*" in this prospectus.

TERMINATION OF THE TRUST

The trust will terminate upon:

- the maturity or other liquidation of the last trust student loan and the disposition of any amount received upon its liquidation; and

- the payment of all amounts required to be paid to the noteholders.

Optional Purchase

The servicer may purchase or arrange for the purchase of all remaining trust student loans on any distribution date on or after the first distribution date on which the pool balance is 10% or less of the initial pool balance [plus amounts on deposit in [the supplemental purchase account] [and] [the pre-funding account] on the closing date].

The exercise of this purchase option will result in the early retirement of the remaining notes. The purchase price will equal the amount required to prepay in full, including all accrued and unpaid interest, the remaining trust student loans as of the end of the preceding collection period, but may not be less than a prescribed minimum purchase amount.

This prescribed minimum purchase amount is the amount that would be sufficient to:

- pay to noteholders the interest payable on the related distribution date;

- [pay the swap counterparty or counterparties any amounts due under the swap agreement;] and

- reduce the outstanding principal balance of each class of notes then outstanding on the related distribution date to zero.

In addition to the optional purchase right described above, the servicer will also have an option, but not the obligation, to purchase any trust student loan on any date; provided, that the servicer may not purchase trust student loans if the cumulative aggregate principal balance of all trust student loans so purchased, including the principal balance of any trust student loans to be purchased on such date, exceeds [10%] of the initial pool balance. The purchase price for any trust student loans purchased by the servicer using this option will be equal to the outstanding principal balance of such trust student loans plus accrued and unpaid interest through the date of purchase.

[Auction of Trust Assets]

[**IF APPLICABLE**] [The indenture trustee may, and at the written direction of either the administrator or noteholders holding a majority of the outstanding principal balance of all of the notes will, either itself or through an agent, offer for sale all remaining trust student loans at the end of the first collection period when the pool balance is 10% or less of the initial pool balance [plus amounts on deposit in [the supplemental purchase account] [and] [the pre-funding account] on the closing date].

If such an auction takes place, the trust auction date will be the third business day before the related distribution date. An auction may be consummated only if the servicer has first waived its optional right to purchase all of the remaining trust student loans as described above. The servicer will waive its option to

purchase all of the remaining trust student loans if it fails to notify the eligible lender trustee and the indenture trustee or its agent, in writing, that it intends to exercise its purchase option before the indenture trustee accepts a bid to purchase the trust student loans. The depositor and its affiliates, including Navient CFC and the servicer, and unrelated third parties may offer bids to purchase the trust student loans. The depositor or any affiliate may not submit a bid representing greater than fair market value of the trust student loans.

If an auction is conducted and at least two bids are received, the indenture trustee or its agent will solicit and re-solicit new bids from all participating bidders until only one bid remains or the remaining bidders decline to resubmit bids. The indenture trustee or its agent will accept the highest remaining bid if it equals or exceeds the higher of:

- the minimum purchase amount described under "—*Optional Purchas*e" in this prospectus (plus any amounts owed to the servicer as carryover servicing fees); or

- the fair market value of the trust student loans as of the end of the related collection period.

If at least two bids are not received or the highest bid after the re-solicitation process does not equal or exceed the minimum purchase amount described above, the indenture trustee or its agent will not complete the sale. The indenture trustee or its agent may, and at the direction and at the sole cost and expense of the depositor will be required to, consult with a financial advisor, which may include an underwriter of the notes or the administrator, to determine if the fair market value of the trust student loans has been offered. See "*The Student Loan Pools—Termination*" in this prospectus.

The net proceeds of any auction sale will be used to retire any outstanding notes on the next distribution date.

If the sale is not completed, the indenture trustee or its agent may, and at the written direction of either the administrator or noteholders holding a majority of the outstanding principal balance of all of the notes shall, solicit bids for sale of the trust student loans after future collection periods upon terms similar to those described above, including the servicer's waiver of its option to purchase all of the remaining trust student loans. The indenture trustee or its agent may or may not succeed in soliciting acceptable bids for the trust student loans either on the trust auction date or subsequently.

If the trust student loans are not sold on the earliest possible trust auction date as described above, on each subsequent distribution date, if the amount on deposit in the reserve account after giving effect to all withdrawals, except withdrawals payable to the depositor, exceeds the specified reserve account balance, the administrator will direct the indenture trustee to distribute the amount of the excess as accelerated payments of note principal.

See "*The Student Loan Pools— Termination*" in this prospectus.]

[CREDIT RISK RETENTION]

[Note: the form and detailed disclosure regarding the [3%] [_%] risk retention [horizontal/ vertical/ combination and associated fair value calculations] will be included in issuances on and after December 24, 2016 when the credit risk retention rules become effective. See "Credit Risk Retention" in this prospectus for a discussion of risk retention rules that will apply in the future.]

EXCESS DISTRIBUTION CERTIFICATEHOLDER

Under the trust agreement, the trust will also issue an excess distribution certificate to the depositor. This excess distribution certificate represents the ownership of the trust. The depositor intends to transfer the excess distribution certificate to Navient CFC. [At any time thereafter, Navient CFC may transfer ownership of the excess distribution certificate to another affiliate of Navient Corporation and/or it may be sold to an unaffiliated third-party.] [[____]% of the] [The] excess distribution certificate will be retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor until the latest to occur of: (1) [two] years from the closing date, (2) the date the pool balance is one-third or less of the initial pool balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes, in order to comply with the credit risk retention requirements of the Dodd-Frank Act and Regulation RR [when taken together with [the other classes of notes] [the RC certificate] retained by the depositor, the sponsor or a majority-owned affiliate of

21

the sponsor]. The excess distribution certificate is not being offered for sale by this prospectus.

Distributions on the Excess Distribution Certificate. The excess distribution certificate will not bear interest and will not have a principal balance. In general, distributions on the excess distribution certificate will be made only after all of the notes have received all amounts due on a distribution date [and the principal balance of the RC certificate has been reduced to zero]. See "—*Principal Payments*" above and "*Description of the Notes—Distributions*" in this prospectus.

[RC CERTIFICATE]

[Under the trust agreement, the trust will also issue the RC certificate. The RC certificate is not being offered hereby [and will be retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor until the latest to occur of: (1) [two] years from the closing date, (2) the date the pool balance is one-third or less of the initial pool balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes, in order to comply with the credit risk retention requirements of the Dodd-Frank Act and Regulation RR (both as defined in this prospectus) [when taken together with [the other classes of notes] [the excess distribution certificate] retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor]]. The RC certificate will have a principal balance but will not bear interest. Distributions, if any, on the RC certificate will be made only after the principal balance of each class of notes has been reduced to zero. The principal balance of the RC certificate will be allocated realized

losses on the trust student loans as such losses are incurred by the trust until the principal balance of such RC certificate is reduced to zero. See "—*Principal Payments*" above and "*Description of the Notes—Distributions*" in this prospectus.]

CREDIT ENHANCEMENT

Credit enhancement for the notes consists of:

- excess interest on the trust student loans (see "*Description of the Notes—Credit Enhancement—Excess Interest*" in this prospectus);

- subordination of the class B notes to the class A notes (see "*Description of the Notes—Credit Enhancement—Subordination of the Class B Notes*" and "*Description of the Notes—The Notes—The Class B Notes—Distributions of Principal*" in this prospectus);

- overcollateralization (see "—*Overcollateralization*" and "*Description of the Notes—Credit Enhancement—Overcollateralization*" in this prospectus); [and]

- the reserve account (see "—*Reserve Account*" and "*Description of the Notes—Credit Enhancement—Reserve Account*" in this prospectus)[; and]

- [the capitalized interest account (see "*Description of the Notes—Credit Enhancement—*

Capitalized Interest Account" in this prospectus)].

POOL ASSET REVIEW

In connection with the offering of the notes, the sponsor and the depositor have performed a review of the trust student loans and the disclosure regarding the trust student loans that is required to be included in this prospectus by Item 1111 of Regulation AB (which disclosure we refer to herein as "Rule 193 information"). Designed and effectuated to provide the depositor with reasonable assurance that the Rule 193 information is accurate in all material respects, this review covered the sponsor's and its relevant affiliates' underwriting and servicing guidelines, and the eligibility and characteristics of the trust student loans, as well as the disclosure in this prospectus describing such underwriting and servicing guidelines and the eligibility and characteristics of the trust student loans. In connection with this pool asset review, the sponsor and the depositor also reviewed the internal controls and FFELP compliance processes that support the sponsor's and its relevant affiliates' underwriting and servicing and the selection of trust student loans.

Portions of the reviews described below were performed with the assistance of third parties engaged by the sponsor and the depositor. The sponsor and the depositor determined the nature, extent and timing of the reviews and the sufficiency of the assistance provided by the third parties for purposes of its reviews. The depositor has ultimate authority and control over, and assumes all responsibility for, the reviews and the findings and conclusions of the reviews.

The depositor hereby attributes all findings and conclusions of such reviews to itself.

After undertaking the reviews described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 information in this prospectus is accurate in all material respects.

See *"Pool Asset Review"* in this prospectus for more information*.*

TAX CONSIDERATIONS

Subject to important considerations described in this prospectus:

- In the opinion of federal tax counsel for the trust, the notes will be characterized as debt for federal income tax purposes.

- In the opinion of federal tax counsel for the trust, the trust will not be characterized as an association or a publicly traded partnership taxable as a corporation for federal income tax purposes.

- [In the opinion of federal tax counsel for the trust, if the trust is deemed to be converted into a partnership for federal income tax purposes upon the transfer or sale of the excess distribution certificate to a holder that does not also hold the RC certificate, such deemed conversion will not constitute a taxable event to the noteholders.]

- In the opinion of Delaware tax counsel for the trust, the same characterizations would apply for

Delaware state income tax purposes as for federal income tax purposes and noteholders who are not otherwise subject to Delaware taxation on income will not become subject to Delaware tax as a result of their ownership of notes.

See "*U.S. Federal Income Tax Consequences*" in this prospectus.

ERISA CONSIDERATIONS

Subject to important considerations and conditions described in this prospectus, the notes may, in general, be purchased by or on behalf of an employee benefit plan or other retirement arrangement, including an insurance company general account, only if:

- an exemption from the prohibited transaction provisions of Section 406 of the Employee Retirement Income Security Act of 1974, as amended, and Section 4975 of the Internal Revenue Code of 1986, as amended, applies, so that the purchase or holding of the notes will not result in a non-exempt prohibited transaction; and

- the purchase or holding of the notes will not cause a non-exempt violation of any substantially similar federal, state, local or foreign laws.

Each fiduciary who purchases a note will be deemed to represent that an exemption exists and applies to it and that no non-exempt violations of any substantially similar laws will occur.

See "*ERISA Considerations*" in this prospectus for additional information concerning the application of ERISA.

RATINGS OF THE NOTES

The sponsor expects that the notes will receive credit ratings from [two] [three] rating agencies.

A rating addresses only the likelihood of the timely payment of stated interest and the payment of principal at final maturity, and does not address the timing or likelihood of principal distributions prior to final maturity. See *"Ratings of the Notes"* in this prospectus.

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The issuing entity will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), contained in [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is intended to be structured so as not to constitute a "covered fund" for purposes of the Volcker Rule (as defined in this prospectus) under the Dodd-Frank Act. See "*Certain Investment Company Act Considerations*" in this prospectus for more information.

AFFILIATIONS AND RELATIONS

Navient Funding, LLC, as depositor, is a wholly-owned subsidiary of Navient Credit Finance Corporation, one of the sellers, and is an affiliate of Navient Solutions, Inc., the sponsor, servicer and administrator. Both parties are an affiliate of each seller. [ADD OTHER AFFILIATIONS BETWEEN PARTIES]

[None of the depositor, sponsor, the issuing entity or any of their affiliates have (and have not within the past two years) entered into any business relationship, agreement, arrangement, transaction or understanding with the underwriter, eligible lender trustee, indenture trustee, [Delaware trustee,] [swap counterparty,] [cap counterparty,] or the asset representations reviewer that would be material to an investor's understanding of the notes and that is outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party.] [IF APPLICABLE, A DESCRIPTION OF ANY MATERIAL TRANSACTIONS BETWEEN DEPOSITOR/SPONSOR/TRUST (OR AFFILIATES) THAT WOULD MEET CRITERIA IN PREVIOUS PARAGRAPH WILL BE INCLUDED.]

[On the closing date, some of the trust student loans that are being sold to the trust will be released from the lien of a finance facility, previously entered into by one or more of the sellers, in exchange for a partial repayment of such facility. One or more of the underwriters, or their respective affiliates may have acted as a direct, or indirect, lender of such facility.] [INCLUDE IF APPLICABLE]

[IF APPLICABLE, A DESCRIPTION OF ANY OTHER MATERIAL TRANSACTIONS BETWEEN DEPOSITOR/SPONSOR/TRUST (OR AFFILIATES) AND ANY OF THE PARTIES ABOVE THAT RELATES TO THIS DEAL OR THE POOL OF TRUST

STUDENT LOANS WILL BE INCLUDED.]

See "*Affiliations and Relations*" in this prospectus.

[LISTING INFORMATION]

[We have applied to the [Luxembourg] [Irish] Stock Exchange to list the class ___ notes. We cannot assure you that the listing will be granted. You should consult with _____, the [Luxembourg] [Irish] listing agent for the _____ notes, to determine their status. You can contact the listing agent _____, [Luxembourg][Ireland].]

RISK FACTORS

Some of the factors you should consider before making an investment in the notes are described under "*Risk Factors*" in this prospectus.

IDENTIFICATION NUMBERS

The notes will have the following CUSIP Numbers, International Securities Identification Numbers (ISIN) and European Common Codes:

CUSIP Numbers:

- Class A-1 Notes: _____

- Class A-2A Notes: _____

- Class A-2B Notes: _____

- Class A-3 Notes: _____

- Class B Notes: _____

ISINs*:*

- Class A-1 Notes: _____

- Class A-2A Notes: _____

- Class A-2B Notes: _____

- Class A-3 Notes: _____

- Class B Notes: _____

European Common Codes*:*

- Class A-1 Notes: _____

- Class A-2A Notes: _____

- Class A-2B Notes: _____

- Class A-3 Notes: _____

- Class B Notes: _____

RISK FACTORS

You should carefully consider the following risk factors in deciding whether to purchase any notes. All of these risk factors could affect your investment in or return on the notes.

Risks Relating To Navient And Its Affiliates

Federal Financial Regulatory Legislation Could Have An Adverse Effect On Navient Corporation, The Sponsor, The Servicer, The Depositor, The Sellers And The Trust, Which Could Result In Losses Or Delays In Payments On Your Notes

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") to reform and strengthen supervision of the U.S. financial services industry. The Dodd-Frank Act represents a comprehensive change to existing laws, imposing significant new regulation on almost every aspect of the U.S. financial services industry.

The Dodd-Frank Act will result in significant new regulation in key areas of the business of Navient Corporation, the parent of Navient Solutions, Inc. and Navient Funding, LLC, and its affiliates and the markets in which Navient Corporation, the sponsor and their affiliates operate. Pursuant to the Dodd-Frank Act, Navient Corporation and many of its subsidiaries will be subject to regulations promulgated by the Consumer Financial Protection Bureau (the "CFPB"). The CFPB will have substantial power to define the rights of consumers and the responsibilities of certain institutions, including Navient Corporation's education loan servicing business. The CFPB began exercising its authority on July 21, 2011.

Most of the component parts of the Dodd-Frank Act continues to be subject to intensive rulemaking and public comment over the coming months and none of Navient Corporation, the sponsor or their affiliates can predict the ultimate effect the Dodd-Frank Act or required examinations of the private education loan market could have on their operations at this time. It is likely, however, that operational expenses will increase if new or additional compliance requirements are imposed on their operations and their competitiveness could be significantly affected if they are subjected to supervision and regulatory standards not otherwise applicable to their competitors.

The Dodd-Frank Act also creates a liquidation framework for the resolution of bank holding companies and other non-bank financial companies determined to be "covered financial companies." If Navient Corporation or its affiliates were determined to be covered financial companies, it is possible that the Federal Deposit Insurance Corporation (the "FDIC") could be appointed receiver of Navient Corporation, the sponsor or any of their affiliates under the Orderly Liquidation Authority ("OLA") provisions of the Dodd-Frank Act. If that occurred, the FDIC could repudiate contracts deemed burdensome to the estate, including secured debt.

The sponsor has structured the transfers of the student loans to the depositor and the trust as a valid and perfected sale under applicable state law that would remove the student loans from the property of the sponsor if it were to become a debtor under the United States Bankruptcy Code or become subject to the OLA provision to mitigate the risk of the recharacterization of the sale as a grant of a security interest to secure debt of the sponsor. Any attempt by the FDIC to recharacterize the securitization transaction as a secured loan (which the FDIC could then repudiate) could cause delays in payments or losses on the notes.

In addition, if the trust were to become subject to the OLA, the FDIC could repudiate the debt of the trust with the result that the noteholders would have a secured claim in the receivership of the trust. Also, if the trust were subject to OLA, noteholders would not be permitted to accelerate the debt, exercise remedies against the collateral or replace the servicer without the FDIC's consent for 90 days after the receiver is appointed.

As a result of any of these events, delays in payments on the notes and reductions in the amount of those payments could occur. See "*Certain Legal Aspects of the Student Loans—Dodd-Frank Act— Potential Applicability and Orderly Liquidation Authority Provisions—FDIC's Repudiation Power*

Under the OLA" in this prospectus.

The Bankruptcy Of The Depositor, Navient CFC Or Any Other Seller Could Delay Or Reduce Payments On Your Notes	We have taken steps to assure that the voluntary or involuntary application for relief by the depositor, Navient CFC, which is the sole member of the depositor, or any other applicable seller under the United States Bankruptcy Code or other insolvency laws will not result in consolidation of the assets and liabilities of the trust with those of the depositor, Navient CFC and the other sellers. However, we cannot guarantee that the activities of the depositor, any seller, the sponsor or the trust will not result in a court concluding that the trust's assets and liabilities should be consolidated with those of the depositor, Navient CFC or any other seller in a proceeding under any insolvency law. If a court were to reach this conclusion or a filing were made under any insolvency law by or against us, or if an attempt were made to litigate this issue, then delays in distributions on the notes or reductions in these amounts could result.
	Navient CFC, the other sellers of the student loans and the depositor intend that each transfer of student loans to the trust will constitute a true sale. If such transfer constitutes a true sale, the student loans and their proceeds would no longer be considered property of the depositor, Navient CFC or the other sellers should any such person become subject to an insolvency law.
	If the depositor, Navient CFC or any other seller were to become subject to an insolvency law, and a creditor, a trustee-in-bankruptcy or the seller itself were to take the position that the sale of student loans from the related seller to the depositor should instead be treated as a pledge of the student loans to secure a borrowing of that seller, delays in payments on the notes could occur.
	In addition, if the court ruled in favor of this position, reductions in the amount of payments on the notes could result.
The Bankruptcy Of The Servicer Could Delay The Appointment Of A Successor Servicer Or Reduce	In the event of default by the servicer resulting solely from certain events of insolvency or the bankruptcy of the servicer, a court, conservator, receiver or

Payments On Your Notes	liquidator may have the power to prevent any of the servicer, the trust, indenture trustee or the noteholders, as applicable, from appointing a successor servicer and delays in the collection of payments on the trust student loans may occur. It may also be difficult to find a third party to act as successor servicer, and the issuing entity may have to increase the servicing fee in order to obtain such successor servicer. Any resulting delay in the collection of payments on the affected trust student loans may delay or reduce payments to noteholders. In addition, in the event of an insolvency or a bankruptcy of the servicer, a court, conservator, receiver or liquidator may permit the servicer to assign its rights and obligations as servicer to a third-party without complying with the provisions of the transaction documents.

RISKS RELATED TO THE NOTES

Because The Notes May Not Provide Regular Or Predictable Payments, You May Not Receive The Return On Your Investment That You Expected	The notes may not provide a regular or predictable schedule of payments or payment on any specific date. Accordingly, you may not receive the return on your investment that you expected.
The Notes Are Not Suitable Investments For All Investors	The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, and tax consequences of such an investment, as well as the interaction of these factors.
If A Secondary Market For Your Notes Does Not Develop, The Value Of Your Notes May Diminish	The notes will be a new issue without an established trading market. We do not intend to list the notes on any exchange in the United States [or Europe]. [Although we plan to apply for listing on the [Luxembourg] [Irish] Exchange,] [w][W]e cannot assure you that [such listing will be accepted or, in any event, that] a secondary market for the notes will develop. If a secondary market does not develop, the spread between the bid price and the asked price for your notes may widen, thereby reducing the net proceeds to you from the sale of your notes.

Despite recent federal market interventions and programs, periods of general market illiquidity may occur from time to time and may adversely affect the secondary market for your notes. Accordingly, you may not be able to sell your notes when you want to do so or you may be unable to obtain the price that you wish to receive for your notes and, as a result, you may suffer a loss on your investment.

The Issuing Entity Will Have Limited Assets From Which To Make Payments On The Notes, Which May Result In Losses

The issuing entity will not have, nor will it be permitted to have, significant assets or sources of funds other than the pool of trust student loans and the related guarantee agreements. The issuing entity will also have a reserve account [and] [a capitalized interest account] established in the issuing entity's name, [and will have the benefit of one or more interest rate swap agreements [and interest rate cap agreements]].

Consequently, you must rely upon payments on the trust student loans from the borrowers and guarantors, as applicable, and, if available, amounts on deposit in the trust accounts described above, [amounts received from [swap] [cap] counterparties, overcollateralization [and] in the case of the class A notes, the subordination of the class B notes] to repay your notes. If these sources of funds are unavailable or insufficient to make payments on your notes, you may experience a loss on your investment.

Your Notes May Have A Degree Of Basis Risk, Which Could Compromise The Issuing Entity's Ability To Pay Principal And Interest On Your Notes

There may be a degree of basis risk associated with the issuing entity's notes. There is a risk that shortfalls might occur because, among other things, while the effective interest rates of the trust student loans adjust on the basis of specified indices, the interest rates on the [class A-1, class A-2A, class A-3 and class B notes] adjust on the basis of a different LIBOR index and the [class A-2B notes] bear interest at a fixed rate of interest. If a shortfall were to occur, the issuing entity's ability to pay principal and/or interest on its notes could be compromised.

Consequently, you must rely on credit enhancement [or derivative agreements, if any], to mitigate basis risk. There can be no assurance that the amount of credit enhancement will be sufficient to cover any basis risk associated with an issuing entity's notes or that the [swap] [cap] counterparty will make sufficient payments to eliminate this risk.

You May Be Unable To Reinvest Principal Payments At The Yield You Earn On The Notes

Asset-backed notes usually produce increased principal payments to investors when market interest rates fall below the interest rates on the collateral—student loans in this case—and decreased principal payments when market interest rates rise above the interest rates on the collateral. As a result, you are likely to receive more money to reinvest at a time when other investments generally are producing lower yields than the yield on the notes. Similarly, you are likely to receive less money to reinvest when other investments generally are producing higher yields than the yield on the notes.

Sequential Payment Of The Class A Notes Result In A Greater Risk Of Loss

Holders of class A-3 notes and, to a lesser extent, holders of class A-2A and A-2B notes, bear a greater risk of loss than do holders of class A-1 notes because, except following an event of default and an acceleration of the maturity of notes, no principal will be paid to the class A-2A or A-2B noteholders until all principal due to the class A-1 noteholders has been paid in full, and no principal will be paid to the class A-3 noteholders until all principal due to the class A-1 and class A-2A and A-2B noteholders has been paid in full. As a result of sequential principal payments on the class A notes, holders of the class A notes with a higher numerical designation have a greater risk of suffering a loss on their investments.

Investors In The Class B Notes Bear Greater Risk Of Loss Because Of The Priority Of Payment Of Interest And The Timing Of Principal Payments On The Class B Notes May Change Due To The Variability Of Cashflows

Interest on the class B notes generally will be paid prior to principal of the class A notes. However, if after giving effect to all required distributions of principal of and interest on the notes on any distribution date, the aggregate outstanding principal balance of the trust student loans, including any accrued interest thereon that is expected to be capitalized, and amounts then on deposit in the [capitalized interest account] [and] reserve account less the specified reserve account balance, would be less than the outstanding principal balance of the class A notes, interest on the class B notes will be subordinated to the payment of principal of the class A notes on that distribution date.

Principal of the class B notes will not begin to be paid until the principal of the class A notes is paid in full. Thus, investors in the class B notes will bear a greater risk of loss than the holders of class A notes. Investors in the class B notes will also bear the risk of any adverse changes in the anticipated yield and weighted average life of their notes resulting from any variability in payments of principal of and/or interest on the class B notes.

The yield to maturity on the class B notes may be more sensitive than the yields to maturity on the class A notes because of losses due to defaults on the trust student loans and the timing of those losses, to the extent the losses are not covered by any applicable credit enhancement. The timing of receipt of principal of and interest on the class B notes may be adversely affected by the losses even if those notes do not ultimately bear such losses.

Withdrawal Or Downgrade Of Initial Ratings May Decrease The Prices Of Your Notes

A security rating is not a recommendation to buy, sell or hold securities. Similar ratings on different types of securities do not necessarily mean the same thing. A rating agency may revise or withdraw its rating at any time if it believes circumstances have changed. A subsequent downgrade in the rating on your notes is likely to decrease the price a subsequent purchaser will be willing to pay for your notes.

The Notes May Be Assigned Lower Ratings From Other NRSROs Than Those Assigned By The Rating

The sponsor, or an affiliate, will pay a fee to [two] [three] rating agencies (together, the "Rating Agencies") to assign the initial credit ratings to the

Agencies

notes on or before the closing date.

SEC rules require information conveyed to the Rating Agencies in connection with this transaction to be made available to other nationally recognized statistical rating organizations ("NRSROs") within the meaning of Section 3(a)(62) of the Securities Exchange Act of 1934, as amended. Any such NRSRO may use this information to issue whatever rating is, in its opinion, warranted. NRSROs may have different methodologies, criteria, models and requirements, which may result in ratings that are lower than those assigned by the Rating Agencies. Depending upon the level of the ratings assigned by one or more NRSROs, what NRSROs are involved, what their stated reasons are for assigning a lower rating, and other factors, if an NRSRO issues a lower rating, the liquidity, market value and regulatory characteristics of the particular class or classes of notes could be materially and adversely affected. In addition, the mere possibility that such a rating could be issued may affect price levels in any secondary market that may develop.

A Conflict Of Interest May Exist Between the Rating Agencies Engaged to Rate the Notes and the Transaction Parties	The SEC has taken the position that being paid by the sponsor, issuer or an underwriter to issue and/or maintain a credit rating on asset-backed securities may create a conflict of interest for rating agencies, and that this potential conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to such rating agencies. Potential investors in the notes should make their own determinations regarding whether such a conflict of interest actually exists, whether any such potential conflict of interest impacts a rating from any retained rating agency and the weight given to any particular rating in making an investment decision in any class of the notes.
A Further Lowering Of The Credit Rating Of The United States Of America May Adversely Affect The Market Value Of Your Notes	The credit rating of the United States has been downgraded by a NRSRO and may potentially be downgraded by other NRSROs in the future. The impact of any such further potential downgrades is unknown, and depending on any lowered rating assigned, the stated reasons for a lower rating and other factors, the liquidity, market value and regulatory characteristics of your notes could be materially and adversely affected.
The Characteristics Of The Trust Student Loans May Change Between the Statistical Cutoff Date and the Closing Date	The statistical information in this prospectus reflects only the characteristics of the [initial] trust student loans as of the statistical cutoff date. The [initial] trust student loans actually sold to the trust on the closing date will have characteristics that differ somewhat from the characteristics of the [initial] trust student loans as of the statistical cutoff date, due to payments received on and other changes in these loans that occur during the period from the statistical cutoff date to the closing date. We do not expect the characteristics of the [initial] trust student loans actually sold to the trust on the closing date to differ materially from the characteristics of the [initial] trust student loans as of the statistical cutoff date.
	However, in making your investment decision, you should assume that the actual characteristics of the trust student loans will vary somewhat from the characteristics of the [initial] trust student loans presented in this prospectus as of the statistical cutoff date.

Further, certain characteristics of the final pool of trust student loans may vary from the characteristics of the [initial] pool of trust student loans described in this prospectus due to the acquisition of additional trust student loans during the [supplemental purchase period] [pre-funding period] [revolving period]. The only requirement limiting the purchase of additional trust student loans by the trust is that each such trust student loan must satisfy the eligibility criteria described under *"The Trust Student Loan Pool"* in this prospectus at the time of its sale to the trust.

[Any Inability Of The Trust To Acquire Additional Trust Student Loans Would Likely Cause You To Receive An Accelerated Principal Distribution

The trust intends to purchase additional trust student loans from the depositor during the [supplemental purchase period] [pre-funding period] [revolving period]. The depositor will acquire these additional trust student loans from one or more of the sellers.

While the sellers intend to use their best efforts to sell additional trust student loans to the depositor, no seller is required to sell additional trust student loans to the depositor and no assurance can be given that the sellers will have sufficient eligible student loans available to enable the trust to use all amounts on deposit in the supplemental purchase account. If any such funds are not used by the trust to purchase additional trust student loans by the required time, such remaining amounts will become part of available funds on the next distribution date and may result in a full or partial principal payment to the notes. This could shorten the weighted average life of your notes. If your notes are prepaid, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

Certain Actions Can Be Taken Without Noteholder Approval

The transaction documents provide that certain actions may be taken based upon receipt by the indenture trustee of a confirmation from each of the rating agencies that the then-current ratings assigned by the rating agencies then rating the notes will not be downgraded or withdrawn by those actions. In this event, such actions may be taken without the consent of noteholders.

[Certain Of The Trust Student Loans Are Rehabilitated Student

As of the statistical cutoff date, approximately _____% of the [initial] trust student loans by principal

Loans

balance were at one time defaulted student loans in respect of which a previous eligible lender submitted a claim under the applicable guarantee agreement and was paid for the related loan. Subsequently, the applicable guarantee agency assumed the loan and "rehabilitated" (as described below) each such student loan pursuant to the Higher Education Act, and permissibly re-sold such rehabilitated student loan to an eligible lender on the open market.

To qualify as a rehabilitated student loan, the related borrower was required to make at least nine consecutive timely payments in full at the time of its resale. However, there can be no assurance that the related borrower will continue to meet his or her obligations on a going-forward basis. Any rehabilitated student loan could again become a defaulted student loan, in which case it would be resubmitted to the applicable guarantor for a payment claim.

In making your investment decision, you should assume that the delinquencies, defaults and/or losses on the rehabilitated trust student loans will be higher (and the timing of principal payments on such loans may be different) than those for non-rehabilitated student loans. If a sufficient number of loans again become delinquent or defaulted, you could suffer a loss of expected yield or a loss on your investment.**]**

LIBOR Manipulation Claims May Affect the Interest Rate on Your Floating Rate Notes

The interest rate on the [class A-1, class A-2A, class A-3 and class B notes] is based on a spread over ____-month LIBOR, as set forth on the cover of this prospectus. The London Interbank Offered Rate, or LIBOR, serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money. Certain financial institutions have been accused by various regulators of manipulating LIBOR, and have been alleged to have altered costs when reporting them to regulators. In addition to such regulatory investigations, lawsuits have been filed in the United States District Court for the Southern District of New York seeking damages for losses arising from alleged LIBOR manipulation. Decisions are currently pending as to whether such lawsuits may proceed.

It is unknown at this time what effect, if any, these investigations or any related litigation will have on the use of LIBOR as a global benchmark going forward. We cannot provide any assurances that the rate-setting process for LIBOR will not be affected by conduct similar to what has been alleged in the future, or that the investigations into the rate-setting process will not result in changes in the process used to determine LIBOR that could adversely affect the interest rate on your floating rate notes or that could result in a disruption in the rate-setting process. Therefore, the rate at which your floating rate notes bear interest could be adversely affected by misconduct in the rate-setting process for LIBOR or as a result of future changes to such process. It is also unknown whether there will be a negative effect to you if the LIBOR global benchmark is no longer available.

The Notes May Be Repaid Early Due To An Auction Sale Or The Exercise Of The Purchase Option. If This Happens, Your Yield May Be Affected And You Will Bear Reinvestment Risk

The notes may be repaid before you expect them to be if:

- the servicer exercises its option to purchase all of the trust student loans; or

[● the indenture trustee successfully conducts an auction sale.]

Either event would result in the early retirement of the notes outstanding on that date. If this happens, your yield on the notes may be affected. You will bear the risk that you cannot reinvest the money you receive in comparable notes at an equal yield.

Subordinated Noteholders May Not Be Able To Direct The Indenture Trustee Upon An Event Of Default Under The Indenture

If an event of default occurs under the indenture, only the holders of the controlling class of notes, [which is defined as the holders of the then outstanding class or classes of the most senior notes], will be able to waive that event of default, accelerate the maturity dates of the notes or direct any remedial action under the indenture. In this event, the holders of the class B notes will not have any rights to direct any remedial action until each more senior class of notes has been paid in full.

[Dividing the Class [A-2] Notes into the Class [A-2A] Notes and the Class [A-2B] Notes May Reduce the Liquidity of One or Both Classes]	[The principal amounts of each class of notes will be determined on the pricing date. The class [A-2] notes will be divided into two companion classes, the fixed class [A-2B] notes and the floating class [A-2A] notes, and one such companion class of the class A-2 notes is likely to have a smaller, and possibly a significantly smaller, principal amount than its companion class of notes. Potentially, such lesser principal amount may make the market for notes of such smaller class less liquid than would otherwise be the case. Further, even if the class [A-2A] notes and class [A-2B] notes have relatively similar outstanding principal amounts, such classes still may each be less liquid than if the sub-classes of class A-2 notes were offered solely as one combined class of notes. In all other respects the two sub-classes will have identical rights and payment priorities.] [**Note: To be included only if fixed-rate notes are to be offered on a pro rata payment of principal basis with a class of floating rate notes.**]
[Retention Of Some Or All Of The Class ___ Notes By The Depositor Or Its Affiliate May Reduce The Liquidity Of The Class ___ Notes]	[Some or all of the class ___ notes may be retained by the depositor or an affiliate of the depositor and, consequently, the market for the class ___ notes may be less liquid than would otherwise be the case. In addition, if any of the retained class ___ notes are subsequently sold in the secondary market, demand and market price for any class ___ notes already in the market could be adversely affected.] [**Note: To be included only if notes of a particular class or classes will be retained by the depositor or an affiliate of the depositor**.]

Risks Relating To Student Loans

You Will Bear Prepayment And Extension Risk Due To Actions Taken By Individual Borrowers And Other Variables Beyond Our Control	A borrower may prepay a student loan in whole or in part at any time. The rate of prepayments on the trust student loans may be influenced by a variety of economic, social, competitive and other factors, including changes in interest rates, the availability of alternative financings, regulatory changes affecting the student loan market and the general economy. Various loan consolidation programs, including those offered by affiliates of the depositor, available to eligible borrowers may increase the likelihood of

prepayments. In addition, the issuing entity may receive unscheduled payments due to borrower defaults and purchases by the servicer or the depositor. Because a pool may include thousands of trust student loans, it is impossible to predict the amount and timing of payments that will be received and paid to noteholders in any period. Consequently, the length of time that your notes are outstanding and accruing interest may be shorter than you expect.

On the other hand, borrowers of trust student loans might not choose to prepay their trust student loans or the trust student loans may be extended as a result of grace periods, deferment periods, forbearance periods, income-sensitive repayment plans or repayment term or monthly payment amount modifications agreed to by the servicer. This may slow the expected timing of principal payments or lengthen the remaining term of the trust student loans and delay principal payments to you. In addition, the amount available for distribution to you will be reduced if borrowers fail to pay timely the principal and interest due on the trust student loans. Consequently, the length of time that your notes are outstanding and accruing interest may be longer than you expect.

The optional purchase right of the servicer, [the provision for the auction of the trust student loans,] [and the possibility that any pre-funded amount may not be fully used to purchase additional student loans] create[s] additional uncertainty regarding the timing of payments to noteholders.

The effect of these factors is impossible to predict. To the extent they create reinvestment risk, you will bear that risk.

A Failure To Comply With Student Loan Origination And Servicing Procedures Could Jeopardize Guarantor, Interest Subsidy And Special Allowance Payments On The Trust Student Loans, Which May Result In Delays In Payment Or Losses On Your Notes

The rules under which the trust student loans were originated, including the Higher Education Act or the program rules require lenders making and servicing student loans and the guarantors guaranteeing those loans to follow specified procedures, including due diligence procedures, to ensure that the student loans are properly made, disbursed and serviced.

Failure to follow these procedures may result in the

U.S. Department of Education's refusal to make reinsurance payments to the applicable guarantor or to make interest subsidy payments and special allowance payments on the trust student loans.

Loss of any loan program payments could adversely affect the amount of available funds and the issuing entity's ability to pay principal and interest on your notes.

The Inability Of The Depositor Or The Servicer To Meet Its Repurchase Obligation May Result In Losses On Your Notes

Under some circumstances, the issuing entity has the right to require the depositor (and the depositor has the right to require the applicable seller) or the servicer to purchase a trust student loan or provide the issuing entity with a substitute student loan. This right arises generally if a breach of the representations, warranties or covenants of the depositor or the servicer, as applicable, has a material adverse effect on the issuing entity, and is not cured within the applicable cure period. We cannot guarantee you, however, that the depositor (and, in turn, the applicable seller) or the servicer will have the financial resources to make a purchase or substitution. In this case, you will bear any resulting loss.

Incentive Programs May Affect Your Notes

At the present time, the sellers of the trust student loans make available to borrowers various incentive programs. In addition, under the terms of the servicing agreement, the servicer may make new incentive programs available to borrowers with trust student loans. See "*The Companies' Student Loan Financing Business—Servicing—Incentive Programs*" in this prospectus. These current or future incentive programs may affect payments on your notes.

For example, if one or more of the incentive programs which offer a principal balance reduction to borrowers are made available to borrowers with trust student loans and a higher than anticipated number of borrowers qualify, the principal balance of the affected trust student loans may repay faster than anticipated.

Accordingly, your notes may experience faster than anticipated principal payments.

41

Conversely, the existence of these incentive programs may discourage a borrower from prepaying an affected trust student loan. If this were to occur, the principal balance of your notes may be reduced over a longer period than would be the case if there were no such incentive program.

Furthermore, incentive programs may reduce the amount of funds available to make payments on your notes by reducing the principal balances and yield on the trust student loans. In that case, you will bear the risk of any loss not covered by available credit enhancement.

A Servicer Default May Result In Additional Costs, Increased Servicing Fees By A Substitute Servicer Or A Diminution In Servicing Performance, Any Of Which May Have An Adverse Effect On Your Notes

If a servicer default occurs, the indenture trustee or the [most senior class of] noteholders may remove the servicer without the consent of the trustee or eligible lender trustee, as applicable. Only the indenture trustee or such noteholders, and not the [eligible lender trustee], has the ability to remove the servicer if a servicer default occurs. In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict:

- the cost of the transfer of servicing to the successor servicer;

- the ability of the successor servicer to perform the obligations and duties of the servicer under the servicing agreement; or

- the servicing fees charged by the successor servicer.

In addition, the [most senior class of] noteholders have the ability, with some exceptions, to waive defaults by the servicer.

Furthermore, the indenture trustee or the noteholders may experience difficulties in appointing a successor servicer and during any transition phase it is possible that normal servicing activities could be disrupted, resulting in increased delinquencies and/or defaults on the trust student loans.

The Indenture Trustee May Have Difficulty Liquidating Trust Student

If an event of default occurs under the indenture, the indenture trustee may sell the trust student loans, without the consent of the noteholders (but only in the

Loans After An Event Of Default	event that there has been a payment default on a class of senior notes, and in all other cases, if the purchase price received from the sale of the trust student loans is sufficient to repay all noteholders in full). However, the indenture trustee may not be able to find a purchaser for the trust student loans in a timely manner or the market value of those loans may not be high enough to make noteholders whole.
You May Incur Losses Or Delays In Payments On Your Notes If Borrowers Default On The Trust Student Loans	If a borrower defaults on a trust student loan that is only 98% or 97% guaranteed, the related issuing entity will experience a loss of approximately 2% or 3%, as the case may be, of the outstanding principal and accrued interest on that student loan. If defaults occur on the trust student loans and the credit enhancement described in this prospectus is insufficient, you may suffer a delay in payment or losses on your notes.
If A Guarantor Of The Trust Student Loans Experiences Financial Deterioration Or Failure, You May Suffer Delays In Payment Or Losses On Your Notes	All of the trust student loans will be unsecured. As a result, the only security for payment of a guaranteed student loan is the guarantee provided by the applicable guarantor. Student loans acquired by the issuing entity may be subject to guarantee agreements with a number of individual guarantors. A deterioration of a guarantor's financial condition and ability to honor guarantee claims could result in a failure of that guarantor to make guarantee payments to the eligible lender trustee in a timely manner, or at all. The financial condition of a guarantor could be adversely affected by a number of factors, including the amount of claims made against that guarantor as a result of borrower defaults.

A guarantor's financial condition and ability to honor guarantee claims could also be adversely affected by a number of other factors including:

- the continued voluntary waiver by the guarantor of the guarantee fee payable by a borrower upon disbursement of a student loan;

- the amount of claims made against that guarantor as a result of borrower defaults;

- the amount of claims reimbursed to that guarantor from the U.S. Department of Education, which range from 75% to 100% of the guaranteed portion of the loan, depending on the date the loan was made and the historical performance of the guarantor; and

● changes in legislation that may reduce expenditures from the U.S. Department of Education that support federal guarantors or that may require guarantors to pay more of their reserves to the U.S. Department of Education.

If the financial condition of a guarantor deteriorates, it may fail to make guarantee payments in a timely manner, or at all. In that event, you may suffer delays in payment or losses on your notes.

The U.S. Department Of Education's Failure To Make Reinsurance Payments May Negatively Affect The Timely Payment Of Principal And Interest On Your Notes

If a guarantor is unable to meet its guarantee obligations, the issuing entity may submit claims directly to the U.S. Department of Education for payment. The U.S. Department of Education's obligation to pay guarantee claims directly is dependent upon its determination that the guarantor is unable to meet its guarantee obligations. If the U.S. Department of Education delays in making this determination, you may suffer a delay in the payment of principal and interest on your notes. In addition, if the U.S. Department of Education determines that the guarantor is able to meet its guarantee obligations, the U.S. Department of Education will not make guarantee payments to the issuing entity. The U.S. Department of Education may or may not make the necessary determination that the guarantor is unable to meet its guarantee obligations. If the U.S. Department of Education determines that the guarantor is unable to meet its guarantee obligations, it may or may not make this determination or the ultimate payment of the guarantee claims in a timely manner. This could result in delays or losses on your investment.

Payment Offsets By Guarantors Or The U.S. Department Of Education Could Prevent The Issuing Entity From Paying You The Full Amount Of The Principal And Interest Due On Your Notes

The eligible lender trustee may use the same U.S. Department of Education lender identification number for FFELP loans of the issuing entity as it uses for other FFELP loans it holds on behalf of other issuing entities established by us. If it does, the billings submitted by the eligible lender trustee or the servicer to the U.S. Department of Education (for items such as special allowance payments or interest subsidy payments) and the claims submitted to the

44

guarantors will be consolidated with the billings and claims for payments for trust student loans under other issuing entities using the same lender identification number. Payments on those billings by the U.S. Department of Education as well as claim payments by the applicable guarantors will be made to the eligible lender trustee, or to the servicer on behalf of the eligible lender trustee, in a lump sum. Those payments must be allocated by the administrator among the various issuing entities that reference the same lender identification number.

If the U.S. Department of Education or a guarantor determines that the eligible lender trustee owes it a liability on any trust student loan, including loans it holds on behalf of the issuing entity for your notes or other issuing entities, the U.S. Department of Education or the applicable guarantor may seek to collect that liability by offsetting it against payments due to the eligible lender trustee of the issuing entity. Any offsetting or shortfall of payments due to the eligible lender trustee could adversely affect the amount of available funds for any collection period and thus the issuing entity's ability to pay you principal and interest on the notes.

The servicing agreement for your notes and other servicing agreements of the depositor will contain provisions for cross-indemnification concerning those payments and offsets. Such provisions require one entity to compensate the other or accept a lesser payment to the extent the latter has been assessed for the liability of the former. Even with cross-indemnification provisions, however, the amount of funds available to the issuing entity from indemnification would not necessarily be adequate to compensate the issuing entity and investors in the notes for any previous reduction in the available funds.

The Enactment Of The Health Care And Education Reconciliation Act Of 2010 And Any Other Future Changes In Law May Adversely Affect Student Loans, The Guarantors, The Depositor, Navient Cfc Or The Other Sellers And, Accordingly, Adversely Affect Your Notes

On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act") was enacted into law. Effective July 1, 2010, the Reconciliation Act eliminated the FFELP. The terms of existing FFELP loans are not materially affected by the Reconciliation Act. The Higher Education Act or other relevant federal or state laws, rules and regulations may be further amended or modified in the future in a manner, including as part of any reauthorization of the Higher Education Act, that could adversely affect the federal student loan programs as well as the student loans made under these programs and the financial condition of the guarantors. Among other things, the level of guarantee payments may be adjusted from time to time. The elimination of FFELP and any other future changes could affect the ability of Navient CFC, the other sellers, the depositor or the servicer to satisfy their obligations to purchase or substitute student loans. Future changes could also have a material adverse effect on the revenues received by the guarantors that are available to pay claims on defaulted student loans in a timely manner. We cannot predict whether any changes will be adopted or, if adopted, what impact those changes would have on any issuing entity or the notes that it issues.

The Use Of Master Promissory Notes May Compromise The Indenture Trustee's Security Interest In The Student Loans

For loans disbursed on or after July 1, 1999, a master promissory note evidences any student loan made to a borrower under the Federal Family Education Loan Program. When a master promissory note is used, a borrower executes only one promissory note with each lender. Subsequent student loans from that lender are evidenced by a confirmation sent to the student. Therefore, if a lender originates multiple student loans to the same student, all of the related student loans are evidenced by a single promissory note.

Under the Higher Education Act, each student loan made under a master promissory note may be sold independently of any other student loan made under that same master promissory note. Each student loan is separately enforceable on the basis of an original or copy of the master promissory note.

It is possible that student loans transferred to the issuing entity may be originated under a master promissory note. If the servicer were to deliver a copy of the master promissory note, in exchange for value, to a third-party that did not have knowledge of the indenture trustee's lien, that third-party may also claim an interest in the student loan. It is possible that the third-party's interest could be prior to or on a parity with the interest of the indenture trustee.

An Issuing Entity May Be Affected By Delayed Payments From Borrowers Called To Active Military Service

The Higher Education Act, the Servicemembers Civil Relief Act and similar state and local laws provide payment relief to borrowers who enter active military service and to borrowers in reserve status who are called to active duty after the origination of their trust student loans. Recent and ongoing military operations by the United States have increased the number of citizens who are in active military service, including persons in reserve status who have been called or may be called to active duty.

The Servicemembers Civil Relief Act also limits the ability of a lender in the FFELP to take legal action against a borrower during the borrower's period of active duty and, in some cases, during an additional period thereafter.

We do not know how many trust student loans have been or may be affected by the application of these laws. As a result, there may be unanticipated delays in payment and losses on the trust student loans.

[Risks Relating To Swap Agreements]

[If an issuing entity is a party to one or more interest rate or currency, as applicable, swap agreements, the following risk factors will apply.]

In The Event Of An Early Termination Of A Swap Agreement Due To Certain Swap Termination Events, An Issuing Entity May Be Required To Make A Large Termination Payment To Any Related Swap Counterparty

Because the [class A-2B notes] bear interest at a fixed rate, the trust is entering into one or more interest rate swap agreements to hedge basis risk.

A swap agreement generally may not be terminated except upon the occurrence of enumerated termination events set forth under "*Description of the Notes—Swap Agreement[s]*" in this prospectus. Depending on the reason for the termination, however, a swap termination payment may be due from either the issuing entity or the related swap counterparty.

47

If a termination event under any of these swap agreements occurs and the issuing entity owes the related swap counterparty a large termination payment that is required to be paid pro rata with interest due to the related notes, the issuing entity may not have sufficient available funds on that or future distribution dates to make required payments of interest or principal, and the holders of all classes of notes may suffer a loss.

[Your Notes Will Have Greater Risk If An Interest Rate Swap Agreement Terminates]

[If on any distribution date a payment is due to the issuing entity under an interest rate swap agreement, but the related swap counterparty defaults and the administrator is unable to arrange for a replacement swap agreement, holders of such notes will remain entitled to the established rate of interest even though the related swap agreement has terminated. If this occurs, amounts available to make payments on the related notes will be reduced to the extent the interest rates on those notes exceed the rates which the issuing entity would have been required to pay to the swap counterparty under the terminated interest rate swap agreement. In this event, the issuing entity may not have sufficient available funds on that or future distribution dates to make required payments of interest or principal to all classes of notes and you may suffer a loss.]

[Your Notes Will Have Greater Risk If An Interest Rate Cap Agreement Terminates]

[If on any distribution date a payment is due to the issuing entity under an interest rate cap agreement, but the related cap counterparty defaults and the administrator is unable to arrange for a replacement interest rate cap agreement, holders of such notes will remain entitled to the established rate of interest even though the related interest rate cap agreement has terminated. If this occurs, amounts available to make payments on the related notes will be reduced to the extent of the payment which the issuing entity would have been eligible to receive from the cap counterparty under the terminated interest rate cap agreement. In this event, the issuing entity may not have sufficient available funds on that or future distribution dates to make required payments of interest or principal to all classes of notes and you may suffer a loss.]

DEFINED TERMS

In later sections, we use a few terms that we define in the Glossary at the end of this prospectus. These terms appear in **bold face** when they are first used and in initial capital letters in all cases.

FORMATION OF THE TRUST

The Trust

The Navient Student Loan Trust 20__-__ is a statutory trust newly formed under Delaware law and under a trust agreement dated as of _____, 20__, which will be amended and restated as of the closing date among the depositor, the eligible lender trustee, the owner trustee, [the Delaware trustee] and the indenture trustee. The trust will not engage in any activity other than:

- acquiring, holding, selling and managing the trust student loans [(which shall include both the [initial] trust student loans to be acquired on the closing date and any eligible student loans which may be acquired from time to time with amounts on deposit in the [supplemental purchase account] [pre-funding account] [additional loan account] during the [supplemental purchase period] [pre-funding period] [revolving period])] and the other assets of the trust and related proceeds;

- issuing the notes[, the RC certificate] and the excess distribution certificate;

- making payments on the notes[, the RC certificate] and the excess distribution certificate;

- [entering into one or more swap agreements and making the required payments set forth therein;]

- [entering into the interest rate cap agreement and making the upfront payment required under that agreement; and]

- engaging in other incidental or related activities.

Other than issuing the notes, the trust will not be permitted to borrow money or make loans to other persons. The permitted activities of the trust may be amended only with the consent of a majority of the senior and subordinate noteholders, voting separately; however, the trust agreement may be modified without noteholder consent if an opinion of counsel is provided to the effect that such proposed revisions would not adversely affect in any material respect the interests of any noteholder whose written consent has not been obtained.

The trust will be initially capitalized with nominal equity. The proceeds from the sale of the notes will be used by the owner trustee to make the initial deposits in the **Trust Accounts**, [to make the upfront payment on the interest rate cap agreement] and for the eligible lender trustee to purchase, on behalf of the trust, the [initial] trust student loans and additional trust student loans. The trust will purchase the [initial] trust student loans from the depositor under a sale agreement to be dated as of the closing date, [and any additional trust student loans under bills of sale executed under the terms of the sale agreement, to be dated as of each related transfer date, among the depositor, the trust and the eligible lender trustee.] The depositor will use the net proceeds it receives from the sale of the [initial] trust student loans to pay to the applicable sellers the purchase price of the [initial] trust student loans acquired by the depositor under a purchase agreement to be dated as of the closing date between the depositor and the sellers. [The trust will purchase any additional student loans under one or more additional sale agreements to be entered into from the depositor pursuant to the terms of the sale agreement. Additional trust student loans may be purchased from the depositor from any of the sellers during the [supplemental purchase period only to the extent there are sufficient funds on deposit in the supplemental purchase account] [pre-funding period only to the extent there are sufficient funds on deposit in the pre-funding account] [revolving period only to the extent there are sufficient funds on deposit in the additional loan account].]

The property of the trust will consist of:

- the pool of trust student loans [(including both the [initial] trust student loans and any additional trust student loans),] legal title to which will be held by the eligible lender trustee, for the benefit of the trust;

- all funds collected on trust student loans, including any special allowance payments, interest subsidy payments and any guarantor or Department of Education payments, received on or after the cutoff date;

- all moneys and investments from time to time on deposit in the Trust Accounts;

- its rights under the transfer and servicing agreements, including the right to require the applicable seller, the applicable purchaser or the servicer to repurchase or purchase, as applicable, trust student loans from it or to substitute student loans under certain conditions;

- its rights under the guarantee agreements with guarantors;

- [its rights under all swap agreements entered into from time to time and the related documents; [and]]

- [its rights under the interest rate cap agreement and the related documents.]

The trust and its assets (other than the trust student loans) will be administered by the administrator pursuant to the administration agreement. The servicer will be responsible for the servicing and administration of the trust student loans pursuant to the servicing agreement. See "*Servicing and Administration*" in this prospectus.

The trust will not own any other assets. The fiscal year of the trust will be a calendar year.

The notes will represent indebtedness of the trust secured by its assets. The excess distribution certificate will represent the beneficial ownership interest of the trust, which is a Delaware statutory trust and a separate legal person under Delaware law. To facilitate servicing and to minimize administrative burden and expense, the servicer, directly or through subservicers, will retain possession of the promissory notes and other documents related to the student loans as custodian for the trust and the eligible lender trustee or trustee, as applicable.

The sections "*The Transfer Agreements*," "*Servicing and Administration*" and "*Prospectus Summary—The Notes*" in this prospectus contain descriptions of the material provisions of the transaction agreements.

Capitalization of the Trust

The following table illustrates the capitalization of the trust as of the closing date, as if the issuance and sale of the securities had taken place on that date:

[Floating] Rate Class A-1 Student Loan-Backed Notes.......	$
[Fixed] Rate Class A-2A Student Loan-Backed Notes	$
[Floating] Rate Class A-2B Student Loan-Backed Notes	$
[Floating] Rate Class B Student Loan-Backed Notes..........	$
[RC Certificate]*...	$
Equity	$ 100
Total	$

_____

* The above table illustrates the principal balance of the RC certificate based on the Pool Balance as of the statistical cutoff date.

Repurchase Requests

The transfer and servicing agreements for prior pools of student loans that were securitized by the depositor and its relevant affiliated securitizers contain certain covenants requiring the repurchase of a student loan from the related issuing entity for the uncured breach of a related representation or warranty in each case where such breach materially and adversely affects the interests of the trust in that student loan. In the past three (3) years, neither the depositor nor any of its affiliated securitizers has received a demand to repurchase any student loan, as reportable on **SEC** Form ABS-15G, underlying a securitization of **FFELP** student loans for which it has acted as depositor. The depositor, as securitizer covering all of its affiliated securitizers, is responsible for disclosure of all fulfilled and unfulfilled repurchase requests for FFELP student loans on SEC Form ABS 15G. The depositor filed its most recent Form ABS 15G, on behalf of itself and its affiliated securitizers, with the SEC on _____, 20__. The depositor's CIK number is _____. Additional information regarding the depositor may be found under "*The Depositor*" in this prospectus and additional information regarding its repurchase obligations may be found under "*Transfer Agreements—Sale of Student Loans to the Trust; Representations and Warranties of the Depositor*" in this prospectus.

Eligible Lender Trustee

The eligible lender trustee is [_____]. It maintains a trust address at [_____]. [_____] has been, and currently is, serving as eligible lender trustee for numerous securitization transactions and programs involving pools of student loan receivables. [_____] is one of the largest corporate trust providers of trust services in securitization transactions.

[_____] has provided the information in the immediately prior paragraph. Other than the immediately prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The eligible lender trustee will acquire on behalf of the trust legal title to all the [initial] trust student loans purchased on the closing date [and any additional trust student loans acquired during the [supplemental purchase period] [pre-funding period] [revolving period]]. The eligible lender trustee, on behalf of the trust, has entered into separate guarantee agreements with the guaranty agencies described in this prospectus with respect to the trust student loans. The eligible lender trustee qualifies as an eligible lender and the holder of the trust student loans for all purposes under the Higher Education Act and the guarantee agreements. Failure of the trust student loans to be owned by an eligible lender would result in the loss of guarantor and Department of Education payments on the trust student loans. See "*Appendix A—Federal Family Education Loan Program—Eligible Lenders, Students and Educational Institutions*" in this prospectus.

The liability of the eligible lender trustee in connection with the issuance and sale of the notes will consist solely of the express obligations specified in the trust agreement and sale agreement. The eligible lender trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, willful misconduct or negligence. The eligible lender trustee will be entitled to be indemnified by the administrator for any loss, liability or expense (including reasonable attorneys' fees and expenses) incurred by it in connection with the performance of its duties under the indenture and the other transaction documents. See "*Description of the Notes*" and "*Transfer Agreements*" in this prospectus. The depositor and its affiliates maintain banking relations on arms-length terms with the eligible lender trustee and/or its affiliates.

The eligible lender trustee may resign at any time. The administrator may also remove the eligible lender trustee if it becomes insolvent or ceases to be eligible to continue as eligible lender trustee. In the event of such a resignation or removal, the administrator will appoint a successor. The resignation or removal of the eligible lender trustee and the appointment of a successor will become effective only when a successor accepts its appointment. To the extent expenses incurred in connection with the replacement of the eligible lender trustee are not paid by the successor eligible lender trustee, the depositor will be responsible for the payment of such expenses.

Owner Trustee

The owner trustee is [_____]. It maintains a trust address at [_____]. [_____] has been, and currently is, serving as owner trustee for numerous securitization transactions and programs involving pools of student loan receivables. [_____] is one of the largest corporate trust providers of trust services in securitization transactions.

[_____] has provided the information in the immediately prior paragraph. Other than the immediately prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

[The owner trustee will act in the capacities required for a trustee under the Delaware Statutory Trust Act.] The owner trustee will act on behalf of [the excess distribution certificateholder] [and] [the RC certificateholder] and represent and exercise the rights and interests of [the excess distribution certificateholder] [and] [the RC certificateholder] in accordance with the trust agreement. Except as specifically delegated to the administrator in the administration agreement, the owner trustee will also execute and deliver all agreements required to be entered into on behalf of the trust.

The liability of the owner trustee in connection with the issuance and sale of the notes will consist solely of the express obligations specified in the trust agreement and sale agreement. The owner trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, willful misconduct or negligence. The owner trustee will be entitled to be indemnified by the administrator for any loss, liability or expense (including reasonable attorneys' fees and expenses) incurred by it in connection with the performance of its duties under the indenture and the other transaction documents. See "*Transfer Agreements*" in this prospectus. The depositor and its affiliates maintain banking relations on arms-length terms with the owner trustee.

The owner trustee may resign at any time. The administrator may also remove the owner trustee if it becomes insolvent or ceases to be eligible to continue as owner trustee. In the event of such a resignation or removal, the administrator will appoint a successor. The resignation or removal of the owner trustee and the appointment of a successor will become effective only when a successor accepts its appointment. To the extent expenses incurred in connection with the replacement of the owner trustee are not paid by the successor owner trustee, the depositor will be responsible for the payment of such expenses.

[Delaware Trustee]

[**To be inserted if a separate Delaware Trustee is required**.] [[_____] will be the Delaware trustee under the trust agreement. The Delaware trustee will accept service of process in Delaware on behalf of the trust, sign any certificates (and take any other required actions) where the Delaware Statutory Trust Act requires such certificates (or actions) be executed by a Delaware trustee. The Delaware trustee will perform no other functions or have any additional responsibilities with respect to the trust or the trust student loans.

[_____] is a [Delaware banking corporation] with its principal place of business located at [_____]. [_____] has and is currently serving as Delaware trustee for numerous securitization transactions and programs involving pools of student loan receivables.

[_____] has provided the information in the prior paragraph. Other than the prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The liability of the Delaware trustee in connection with the issuance and sale of the notes will consist solely of the express obligations specified in the trust agreement. The Delaware trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, willful misconduct or negligence. The Delaware trustee will be entitled to be indemnified by the administrator (at the direction of the depositor) for any loss, liability or expense (including reasonable attorneys' fees and expenses) incurred by it in connection with the performance of its duties under the trust agreement. See "*Description of the Notes*" and "*Transfer Agreements*" in this prospectus. The depositor and its affiliates maintain banking relations with the Delaware trustee and/or its affiliates.

The Delaware trustee may resign at any time. The administrator may also remove the Delaware trustee if it becomes insolvent or ceases to be eligible to continue as Delaware trustee. In the event of such a resignation or removal, the administrator will appoint a successor. The resignation or removal of the Delaware trustee and the appointment of a successor will become effective only when a successor accepts its appointment. To the extent expenses incurred in connection with the replacement of the Delaware trustee are not paid by the successor Delaware trustee, the depositor will be responsible for the payment of such expenses.**]**

Indenture Trustee and Paying Agent

The trust will issue the notes under an indenture to be dated as of the closing date. Under the indenture, [_____] will act as indenture trustee for the benefit of and to protect the interests of the noteholders and will act as paying agent for the notes. [_____] is the indenture trustee. Its address is [_____]. [_____] has acted as trustee on numerous asset-backed securities transactions involving pools of student loans, including as of _____ __, 20__, approximately [___] previous asset-backed securities transactions involving federally-insured student loans.

[_____] has provided the information in the prior paragraph. Other than the prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The indenture trustee will act on behalf of the noteholders and represent their interests in the exercise of their rights under the indenture.

To the extent expenses incurred in connection with the replacement of an indenture trustee are not paid by the indenture trustee that is being replaced, the depositor will be responsible for the payment of such expenses. The depositor and its affiliates maintain banking relations on arms-length terms with the indenture trustee.

The indenture trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, willful misconduct or negligence. The indenture trustee will be entitled to be indemnified by the administrator (at the direction of the trust) for any loss, liability or expense (including reasonable attorneys' fees) incurred by it in connection with the performance of its duties under the indenture and the other transaction documents. Upon the occurrence of an event of default, and in the event the administrator fails to reimburse the indenture trustee, the indenture trustee will be entitled to receive all such amounts owed from cashflow on the trust student loans prior to any amounts being distributed to the noteholders.

[The Subservicer]

[Not all transactions will have a subservicer. Applicable disclosure regarding a particular subservicer and its prior experience will be provided by such subservicer and included in the applicable prospectus.]

[General. [_____] will act as subservicer for the trust.]

[We obtained the information in this section from the subservicer.]

USE OF PROCEEDS

The trust will purchase the [initial] trust student loans from the depositor under the sale agreement in exchange for the issuance of the notes and the issuance of the excess distribution certificate to the depositor.

The depositor will use the net proceeds from the sale of the notes to the underwriters to pay to the trust the initial deposits to the Trust Accounts.

The depositor will then use the proceeds paid to the depositor by the underwriters to pay to the sellers the respective purchase prices due to those sellers for the [initial] trust student loans purchased by the depositor and to make required deposits to the Trust Accounts.

Expenses incurred to establish the trust and issue the notes (other than fees that are due to the underwriters) are payable by the depositor. Expenses to be paid by the depositor are estimated to be $[_____].

AFFILIATIONS AND RELATIONS

Navient Funding, LLC, as depositor, is a wholly-owned subsidiary of Navient Credit Finance Corporation, one of the sellers, and is an affiliate of Navient Solutions, Inc., the sponsor, servicer and administrator. [Blue Ridge Funding LLC, a seller in this transaction, is a Delaware limited liability company whose sole member is Navient Credit Finance Corporation.] [VL Funding LLC, a seller in this transaction, is a Delaware limited liability company whose sole member is Navient Credit Finance Corporation.] [ADD OTHER SELLER AS RELEVANT]. Navient Solutions, Inc. and Navient Credit Finance Corporation are each a wholly owned subsidiary of Navient Corporation. [ADD OTHER AFFILIATIONS BETWEEN PARTIES.]

[None of the depositor, sponsor, the issuing entity or any of their affiliates have (and have not within the past two years) entered into any business relationship, agreement, arrangement, transaction or understanding with the underwriter, eligible lender trustee, indenture trustee, [Delaware trustee,] [swap counterparty,] [cap counterparty,] or the asset representations reviewer that would be material to an investor's understanding of the notes and that is outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party.] [IF APPLICABLE, A DESCRIPTION OF ANY MATERIAL TRANSACTIONS BETWEEN DEPOSITOR/SPONSOR/TRUST (OR AFFILIATES) THAT WOULD MEET CRITERIA IN PREVIOUS PARAGRAPH WILL BE INCLUDED.]

[On the closing date, some of the trust student loans that are being sold to the trust will be released from the lien of a finance facility, previously entered into by one or more of the sellers, in exchange for a partial repayment of such facility. One or more of the underwriters, or their respective affiliates may have acted as a direct, or indirect, lender of such facility.] [INCLUDE IF APPLICABLE]

[IF APPLICABLE, A DESCRIPTION OF ANY OTHER MATERIAL TRANSACTIONS BETWEEN DEPOSITOR/SPONSOR/TRUST (OR AFFILIATES) AND ANY OF THE PARTIES ABOVE THAT RELATES TO THIS DEAL OR THE POOL OF TRUST STUDENT LOANS WILL BE INCLUDED.]

THE DEPOSITOR

Navient Funding, LLC (referred to herein as "Navient Funding") is the depositor. Navient Credit Finance Corporation, which together with its successors in interest we sometimes refer to as Navient CFC in this prospectus, is the sole member of Navient Funding. It became the sole member of the depositor on June 29, 2004. Prior to that date, the Student Loan Marketing Association, which was liquidated on December 29, 2004, was the depositor's sole member. The depositor was incorporated in Delaware as SLM Funding Corporation on July 25, 1995, was converted to a limited liability company on December 31, 2002 and changed its name to Navient Funding, LLC on May 2, 2014.

The depositor has only limited purposes, which include purchasing student loans from Navient CFC and other sellers, transferring the student loans to the trusts and other incidental and related activities. Its principal executive offices are at 2001 Edmund Halley Drive, Reston, Virginia 20191. Its telephone number is (703) 810-3000.

The depositor has been created as a separate, limited-purpose subsidiary with its own limited liability company identity. The depositor's operating agreement contains limitations including:

- restrictions on the nature of its business; and

- a restriction on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of all of its directors.

Among other things, the depositor will maintain its separate limited liability company identity by:

- maintaining records and books of accounts separate from those of its sole member;

- refraining from commingling its assets with the assets of its sole member; and

- refraining from holding itself out as having agreed to pay, or being liable for, the debts of its sole member.

Each transaction agreement will also contain "non-petition" covenants to prevent the commencement of any bankruptcy or insolvency proceedings against the depositor and/or the issuing entity, as applicable, by any of the transaction parties or by the noteholders.

We have structured the transactions described in this prospectus to assure that each transfer of the student loans by its sole member or any other seller to the depositor and by the depositor to the trust constitutes a "true sale" of the student loans. If the transfer constitutes a "true sale," the student loans and related proceeds would not be property of the applicable seller or the depositor should it become subject to any insolvency law. Although each seller, the depositor and the trust will express its intent to treat the conveyance of the trust student loans as a sale, each seller and the depositor will also grant to its transferee a backup security interest in the trust student loans. This security interest is intended to protect the interests of the noteholders if a bankruptcy court were to characterize any seller's or the depositor's transfer of the loans as a borrowing by such seller or the depositor secured by a pledge of the trust student loans. In the event that a bankruptcy court did characterize the transaction as a borrowing by a seller or the depositor, that borrowing would be secured by the trust student loans in which such seller or the depositor granted a security interest to the trustee or eligible lender trustee, as applicable. Each seller and the depositor has agreed to take those actions that are necessary to maintain the security interest granted to the trustee or eligible lender trustee, as applicable, as a first priority, perfected security interest in the trust student loans, including the filing of Uniform Commercial Code financing statements, if necessary.

Upon the issuance of notes, the depositor will receive the advice of counsel that, subject to various facts, assumptions and qualifications, the transfer of the student loans by the applicable seller to the depositor and by the depositor to the trust would be characterized as a "true sale" and the student loans and related proceeds would not be property of the applicable seller or the depositor under the insolvency laws.

Each seller and the depositor will also represent and warrant that each sale of trust student loans by it is a valid sale of those loans. In addition, the depositor, the eligible lender trustee and the trust will treat the conveyance of the trust student loans as a sale for all purposes other than accounting and tax purposes. The depositor, Navient CFC and each other seller will take all actions that are required so the trustee or eligible lender trustee, as applicable, will be treated as the legal owner of the trust student loans.

The depositor's obligations after issuance of the notes include the sale of any trust student loans to the trust to be purchased with amounts on deposit in the [pre-funding account,] [supplemental purchase account,] [and/or] [additional loan account,] and delivery of certain related documents and instruments, repurchasing or substituting trust student loans in the event of certain breaches of representations or warranties made by the depositor, providing tax-related information to the trustee or eligible lender trustee, as applicable, and maintaining the indenture trustee's first priority perfected security interest in, or the trust's (and eligible lender trustee's) ownership of, the assets of the trust.

NAVIENT CORPORATION

Effective April 30, 2014, pursuant to a plan approved by its board of directors, SLM Corporation ("Legacy SLM"), effected the strategic separation of its loan management, servicing and asset recovery business, now known as Navient Corporation ("Navient"), from its consumer banking business (referred to as "Sallie Mae Bank"). Sallie Mae Bank continues to operate under the Sallie Mae brand.

Navient began trading on the NASDAQ under ticker symbol "NAVI" on May 1, 2014. Navient is an independent company, and Sallie Mae retains a de minimis interest in Navient. Sallie Mae and Navient have entered into a separation and distribution agreement and various other agreements related to the spin-off and the post spin-off relationship of the two companies.

Navient's education loan management business includes Legacy SLM's portfolios of FFELP loans (other than any FFELP loans held by Sallie Mae Bank at the time of separation) and certain existing private education loans (all originated by Navient affiliates or Sallie Mae Bank with respect to loans originated on or before April 30, 2014), other interest-earning assets, an education loan servicing platform that services FFELP and private education loans, including the FFELP and private education loans to be owned by each issuing entity and loans held by third parties, and related collection activities on those loans. Each of the sellers, the depositors, the servicer, the administrator and each issuing entity associated with Legacy SLM's securitization program have remained subsidiaries of Navient. The servicer while remaining a subsidiary of Navient has contributed some of its former assets and liabilities associated with its private education loan servicing business to a subsidiary of Sallie Mae Bank.

THE SPONSOR, SERVICER AND ADMINISTRATOR

Navient Solutions, Inc. acts as the sponsor of Navient's student loan securitization program. Navient Solutions, Inc., which together with its successors in interest we sometimes refer to as Navient Solutions in this prospectus, is a wholly owned subsidiary of Navient and acts as the principal management company for most of Navient's business activities. Navient Solutions' servicing division manages and operates the loan servicing functions for Navient and its affiliates. Navient Solutions acts as administrator for trust sponsored by the depositor and its affiliates. As administrator, Navient Solutions may delegate or subcontract its duties as administrator, but no delegation or subcontract will relieve Navient Solutions of its liability under the administration agreement. Effective as of December 31, 2003, Sallie Mae, Inc. merged with Sallie Mae Servicing L.P. Sallie Mae, Inc. was the surviving entity and succeeded to all of the rights and obligations of Sallie Mae Servicing L.P. Sallie Mae, Inc. changed its name to Navient Solutions, Inc. on May 1, 2014. Navient Solutions is a Delaware corporation and its principal executive offices are at 2001 Edmund Halley Drive, Reston, Virginia 20191. Its telephone number is (703) 810-3000.

Navient Solutions is an affiliate of the depositor and each seller. For information on any interest in the transaction retained by the depositor, the sponsor or their affiliates to satisfy the credit risk retention rules, see "*Credit Risk Retention*" in this prospectus.

Navient Solutions services the vast majority of student loans owned by Navient and its affiliates. Its loan servicing centers are located in Indiana and Pennsylvania. As servicer, Navient Solutions may delegate or subcontract its duties as servicer, but no delegation or subcontract will relieve Navient Solutions of its liability under the servicing agreement.

Navient Solutions (in its various forms) has serviced student loans for over 20 years. Navient Solutions itself, and as the assignee of the Student Loan Marketing Association (sometimes referred to as "SLMA"), has been the sponsor of Legacy SLM's securitization program since it sponsored its first student loan securitization in 1995, called Sallie Mae Student Loan Trust 1995-1.

As of December 31, 20___, Navient Solutions (on behalf of Navient, Legacy SLM and SLMA) have sponsored approximately ___ student loan securitizations involving approximately ___ FFELP student loan transactions and approximately ___ private education loan transactions.

Navient Solutions owns no loans. As the sponsor and administrator of the company's student loan securitization program, Navient Solutions selects portfolios of loans from loans owned by its affiliates for sale to the trust. Navient Solutions is also chiefly responsible for structuring each transaction.

Navient is also the largest holder, servicer and collector of loans made under the discontinued FFELP. Navient and its subsidiaries serve, as of December 31, 20___, approximately _____ million customers through Navient's and its subsidiaries' ownership and management of approximately $__.__ [billion] of student loans, of which approximately $_____ billion, or approximately ___%, are federally insured. Navient Solutions is also the nation's largest servicer of student loans, managing or servicing a portfolio of approximately $_____ billion, as of December 31, 20___.

In addition to federal loan programs, which have statutory limits on annual and total borrowing, Navient Solutions and its affiliates (prior to their separation from Sallie Mae Bank) sponsored a variety of private education loan programs and purchased loans made under such programs to bridge the gap between the cost of education and a student's resources. Navient and its subsidiaries (including Sallie Mae Bank when it was a part of Legacy SLM) originated such private education loans which are not federally guaranteed. Most of these higher education private education loans were made in conjunction with a FFELP Stafford loan, in which case they were marketed to schools through the same marketing channels as FFELP loans by the same sales force. In 2004, Navient Solutions expanded its direct-to-consumer loan marketing channel with its Tuition Answer(SM) loan program where Navient Solutions' affiliates originated and purchased loans outside of the traditional financial aid process. Navient Solutions' affiliates also originated and purchased alternative private education loans, which are marketed by a subsidiary of Navient to technical and trade schools, tutorial and learning centers, and private kindergarten through secondary education schools. These loans were primarily made at schools not eligible for Title IV loans. In 2006, Navient Solutions began to sponsor a private credit consolidation loan program under which certain Navient Solutions affiliates and their lender partners made new loans available to borrowers to combine two or more existing loans into a single loan.

Currently neither Navient Solutions nor its affiliates originate any private education loans, but Navient affiliates retain ownership of a significant portfolio of such loans (both for their own accounts and indirectly through the residual ownership of the issuing entities from transactions sponsored by Navient Solutions) that were originated by Legacy SLM affiliates (including Sallie Mae Bank) prior to the corporate separation.

[Note: Information regarding sponsor's financial condition will be included in the prospectus to the extent there is a material risk that the effect on its ability to comply with the transaction agreement provisions relating to repurchase of trust student loans resulting from that condition could have a material impact on performance of the pool or the notes.]

THE SELLERS

[Navient Credit Finance Corporation. Navient Credit Finance Corporation is a wholly-owned subsidiary of Navient. We sometimes refer to Navient Credit Finance Corporation, together with its successors in interest, as Navient CFC. Navient CFC was formed on July 27, 1999. It changed its name to Navient Credit Finance Corporation on May 2, 2014. Navient CFC purchases Stafford Loans, SLS Loans, PLUS Loans, consolidation loans and/or other types of federally guaranteed student loans originated by its affiliates or third parties under FFELP described in "*Appendix A—Federal Family Education Loan Program*" to this prospectus. It may also purchase loans that are not originated under FFELP, including, but not limited to, Health Education Assistance Loan Program loans (referred to as "HEAL Loans"), which the United States Department of Education insures directly, and other private education loans programs which are not reinsured by the federal government.]

[Blue Ridge Funding LLC. Blue Ridge Funding LLC is a Delaware limited liability company whose sole member is Navient CFC. We sometimes refer to Blue Ridge Funding LLC as Blue Ridge Funding. Blue Ridge Funding was formed on November 4, 2013. Blue Ridge Funding is a limited purpose, bankruptcy-remote entity formed to purchase education loans, whether originated under the FFELP or other private credit student loan programs, for re-sale in various securitization transactions. [_____] acts as interim eligible lender trustee on behalf of Blue Ridge Funding.]

[*VL Funding LLC.* VL Funding LLC is a Delaware limited liability company whose sole member is Navient CFC. We sometimes refer to VL Funding LLC as VL Funding. VL Funding was formed on June 22, 2000. VL Funding is a limited purpose, bankruptcy-remote entity formed to purchase education loans for re-sale in various securitization transactions. Navient Solutions, Inc. [master] services all loans owned by VL Funding that may be sold to the trust. [_____], acts as interim eligible lender trustee on behalf of VL Funding.]

[Note: Additional affiliated entity (including special purpose entity) seller disclosure to be added as applicable.]

Third-Party Originators. The identity of the actual originator of any particular student loan is not material. In addition, to the extent FFELP loans are purchased in secondary market transactions the identities of the related originators are often not available.

Further, disclosure about separate originators of particular pool asset(s) will not enhance or increase an investor's ability to assess the risks of these pool assets. All FFELP loans benefit from reinsurance by the U.S. Government and this guarantee is the material provision for reviewing the investor's risk of loss of principal with respect to these assets. Unlike products without such U.S. Government reinsurance, the credit quality of the originator will not materially affect the likelihood of FFELP loan non-payment. Moreover, the presence of reinsurance by the U.S. Government is not affected by the credit quality of the third party originator. Therefore, no disclosure about any such third-party originator is included herein.

THE TRUST STUDENT LOAN POOL

General

The eligible lender trustee, on behalf of the trust, will purchase the pool of [initial] trust student loans from the depositor on the closing date, and the trust will be entitled to collections on and proceeds of the [initial] trust student loans on and after that date.

Eligible Trust Student Loans

The [initial] trust student loans were selected from the portfolio of student loans owned by [one or more of] [Navient Credit Finance Corporation,] [Blue Ridge Funding,] [VL Funding] and [_____] (each, a "seller") or their affiliates by employing several criteria, including requirements that trust student loan as of the statistical cutoff date (and with respect to each additional trust student loan, as of its related subsequent cutoff date, to be specified at the time of its sale to the trust):

- is a [consolidation loan made under the FFELP] [FFELP loan] that is guaranteed as to at least (1) 100% with respect to trust student loans with an initial date of disbursement prior to October 1, 1993, (2) 98% with respect to trust student loans with an initial date of disbursement prior to July 1, 2006 and on or after October 1, 1993 or (3) 97% with respect to trust student loans with an initial date of disbursement on or after July 1, 2006, of its principal and interest by a guaranty agency under a guarantee agreement and the guaranty agency is, in turn, reinsured by the Department of Education in accordance with the FFELP under a guarantee agreement;

- contains terms in accordance with those required by the FFELP, the guarantee agreements and other applicable requirements;

- is fully disbursed;

- is not more than 270 days past due;

- [is serviced by [subservicer]];

- does not have a borrower who is noted in the related records of the servicer [subservicer] as being currently involved in a bankruptcy proceeding; and

- has special allowance payments, if any, based on the 91-day Treasury bill rate or one-month LIBOR.

[IF APPLICABLE, DISCLOSURE REGARDING HEAL LOANS WILL BE INSERTED BY A CROSS-REFERENCE TO APPENDIX C AND ANNEX A, WHERE HEAL LOANS ARE DISCUSSED]

[Each additional trust student loan will be selected from portfolios of student loans owned by one of the sellers or an affiliate by employing the criteria listed above (as of the related subsequent cutoff date).]

No trust student loan as of the [applicable] cutoff date was or will be subject to any prior obligation to sell that loan to a third-party.

[The depositor expects that any additional trust student loans, acquired by the trust following the closing date and prior to the end of the [supplemental purchase period] [pre-funding period] [revolving period] will have been sold to the depositor by a seller or one of their affiliates, and such student loans will be owned by a seller, and will be student loans that are eligible to be sold to the trust. Concurrently with the acquisition of any eligible student loans from a seller, the depositor will sell those loans directly to the trust. During the [supplemental purchase period] [pre-funding period] [revolving period], the purchase of eligible student loans by the depositor and in turn by the trust will be funded by means of a transfer of amounts on deposit in the [supplemental purchase account] [pre-funding account] [additional loan account], as described in this prospectus.]

Certain Expenses

Expenses incurred in connection with the acquisition of the trust student loans and the establishment of the trust (including the expenses of accountants, underwriters and rating agencies) are paid by Navient Solutions, Inc. and/or the depositor. Such expenses are not paid from proceeds of the sale of the notes. Additional expenses incurred in connection with the issuance of the notes (including the expenses of accountants, underwriters and rating agencies) will be paid by the depositor from proceeds of the issuance of the notes and estimates to be approximately $[_____].

Characteristics of the [Initial] Trust Student Loans

The tables contained in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool Composition Of The [Initial] Trust Student Loans As Of The Statistical Cutoff Date*" in this prospectus provide a description of specified characteristics of the [initial] trust student loans as of the statistical cutoff date. The aggregate outstanding principal balance of the [initial] trust student loans in each of the tables in Annex A includes the outstanding principal balance due from borrowers plus accrued interest to be capitalized of $[_____] as of the statistical cutoff date.

Unless otherwise specified, all information with respect to the [initial] trust student loans presented in this prospectus or in Annex A is as of _____ __, 20__, which is the statistical cutoff date.

[Following the sale of additional trust student loans during the [supplemental purchase period] [pre-funding period] [revolving period] to the eligible lender trustee, on behalf of the trust, the aggregate characteristics of the final pool of trust student loans may vary from those shown in Annex A for the [initial] pool of trust student loans. If the aggregate characteristics of the final pool of trust student loans are materially different from those shown in Annex A, updated information will be provided in the first servicing report provided by the administrator for the period in which the [supplemental purchase period] [pre-funding period] [revolving period] ends.]

Insurance of Trust Student Loans; Guarantors of Trust Student Loans

In general, disbursed student loans are guaranteed by a guarantor, and reinsured against default by the Department of Education. The percentage of the guarantee is based upon the date of disbursement of the student loans as follows:

Disbursement Date	Percentage Guaranteed
Prior to October 1, 1993..	100%
On or after October 1, 1993 but before July 1, 2006	98%
On or after July 1, 2006	97%

No insurance premium is charged to a borrower or a lender in connection with a consolidation loan. However, FFELP lenders must pay a monthly rebate fee to the Department of Education at an annualized rate of 1.05% on principal of and interest on consolidation loans disbursed on or after October 1, 1993, or at an annualized rate of 0.62% on consolidation loans for which consolidation loan applications were received between October 1, 1998 and January 31, 1999. The trust will pay this consolidation loan rebate fee prior to calculating **Available Funds**.

The eligible lender trustee has entered into a separate guarantee agreement with each of the guaranty agencies listed on page A-[11] in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool Composition Of The [Initial] Trust Student Loans As Of The Statistical Cutoff Date*" in this prospectus, under which each of the guarantors has agreed to guarantee certain of the trust student loans.

Under the Higher Education Amendments of 1992, if the Department of Education has determined that a guaranty agency is unable to meet its insurance obligations, a loan holder may submit claims directly to the Department of Education and the Department of Education is required to pay the full guarantee payment in accordance with guarantee claim processing standards no more stringent than those of the guaranty agency. However, the Department of Education's obligation to pay guarantee claims directly in this fashion is contingent upon the Department of Education making the determination referred to above. We cannot assure you that the Department of Education would ever make that determination with respect to a guaranty agency or, if that determination were made, whether that determination or the ultimate payment of guarantee claims would be made in a timely manner. See "*Appendix A— Federal Family Education Loan Program—Guaranty Agencies under the FFELP*" in this prospectus.

The table on page A-[11] of Annex A in this prospectus provides information with respect to the applicable percentage by outstanding principal balance of the [initial] trust student loans guaranteed by each guarantor.

Some historical information about the guaranty agencies that guarantee trust student loans comprising at least 10% of the [initial] trust student loans by outstanding principal balance as of the statistical cutoff date is also provided beginning on page A-[12] in Annex A in this prospectus. For purposes of the tables in Annex A, we refer to each of these guaranty agencies as a Significant Guarantor.

The Department of Education is required to make reinsurance payments to guarantors with respect to FFELP loans in default. This requirement is subject to specified reductions when the guarantor's claims rate for a fiscal year equals or exceeds certain trigger percentages of the aggregate original principal amount of FFELP loans guaranteed by that guarantor that are in repayment on the last day of the prior fiscal year. See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

Each guaranty agency's guarantee obligations with respect to any trust student loan is conditioned upon the satisfaction of all the conditions in the related guarantee agreement. These conditions include, but are not limited to, the following:

- the origination and servicing of the trust student loan being performed in accordance with the FFELP, the Higher Education Act, the guaranty agency's rules and other applicable requirements;

- the timely payment to the guaranty agency of the guarantee fee payable on the trust student loan; and

- the timely submission to the guaranty agency of all required pre-claim delinquency status notifications and of the claim on the trust student loan.

Failure to comply with any of the applicable conditions, including those listed above, may result in the refusal of the guaranty agency to honor its guarantee agreement on the trust student loan, in the denial of guarantee coverage for certain accrued interest amounts or in the loss of certain interest subsidy payments and special allowance payments.

Prospective investors may consult the Department of Education Data Books for further information concerning the guarantors.

Cure Period for Trust Student Loans

The sellers, the depositor, the servicer [or the subservicer], as applicable, will be obligated to purchase, or to substitute qualified student loans for, any trust student loan in the event of a material breach of certain representations, warranties or covenants concerning such trust student loan, following a period during which the breach may be cured. For purposes of trust student loans the cure period will be 120 days. However, in the case of breaches that may be cured by the reinstatement of the guarantor's guarantee of the trust student loan, the cure period will be 360 days. In each case the cure period begins on the earlier of the date on which the breach is discovered and the date of the servicer's [subservicer's] receipt of the guarantor reject transmittal form with respect to the trust student loan. The purchase or substitution will be made not later than the end of the 120-day cure period or not later than the 60th day following the end of the 360-day cure period, as applicable.

Notwithstanding the foregoing, if as of the last business day of any month the aggregate principal amount of trust student loans for which claims have been filed with and rejected by a guarantor as a result of a breach by the depositor, the related seller or the servicer [subservicer] or for which the servicer [subservicer] determines that claims cannot be filed pursuant to the Higher Education Act as a result of that breach exceeds 1% of the **Pool Balance**, then the servicer [subservicer], the depositor or the related sellers, as applicable, will be required, within 30 days of a written request by the servicer or the indenture trustee, as applicable, to either (i) purchase affected trust student loans or (ii) arrange for the substitution of trust student loans of at least equivalent value and with materially similar characteristics for the affected trust student loan for which it is being substituted, in each case in an aggregate principal amount so that after the purchases and/or substitutions, as applicable, the aggregate principal amount of affected trust student loans is less than 1% of the Pool Balance. The trust student loans to be purchased or substituted for by the servicer [subservicer], the seller or the depositor pursuant to the preceding sentence will be based on the date of claim rejection, with the trust student loans with the earliest of these dates to be purchased first. See "*Servicing and Administration—Servicer Covenants*" and "*Transfer Agreements—Sale of Student Loans to the Trust; Representations and Warranties of the Depositor*" and "*—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in this prospectus.

Consolidation of Federal Benefit Billings and Receipts and Guarantor Claims with Other Trusts

Due to a Department of Education policy limiting the granting of new lender identification numbers, the eligible lender trustee will be allowed under the trust agreement to permit other trusts established by the depositor to securitize student loans to use the Department of Education lender identification number applicable to the trust. In that event, the billings submitted to the Department of Education for interest subsidy and special allowance payments on loans in the trust would be consolidated with the billings for the payments for student loans in other trusts using the same lender identification number and payments on the billings would be made by the Department of Education in lump sum form. These lump sum payments would then be allocated on a loan-by-loan basis among the various trusts using the same lender identification number.

In addition, the sharing of the lender identification number with other trusts may result in the receipt of claim payments from guaranty agencies in lump sum form. In that event, these payments would be allocated among the trusts in a manner similar to the allocation process for interest subsidy and special allowance payments.

The Department of Education regards the eligible lender trustee as the party primarily responsible to the Department of Education for any liabilities owed to the Department of Education or guaranty agencies resulting from the eligible lender trustee's activities in the FFELP. As a result, if the Department of Education or a guaranty agency were to determine that the eligible lender trustee owes a liability to the Department of Education or a guaranty agency on any student loan included in a trust using the shared lender identification number, the Department of Education or that guaranty agency would be likely to collect that liability by offset against amounts due the eligible lender trustee under the shared lender identification number, including amounts owed in connection with the trust.

In addition, other trusts using the shared lender identification number may in a given quarter incur consolidation origination fees, consolidation loan rebate fees or floor income rebates that exceed the interest subsidy and special allowance payments payable by the Department of Education on the loans in the other trusts, resulting in the consolidated payment from the Department of Education received by the eligible lender trustee under the lender identification number for that quarter equaling an amount that is less than the amount owed by the Department of Education on the loans in the trust for that quarter.

The servicing agreement for the trust and the servicing agreements for the other trusts established by the depositor that share the lender identification number to be used by the trust will require any trust to indemnify the other trusts against a shortfall or an offset by the Department of Education or a guaranty agency arising from the trust student loans held by the eligible lender trustee on the trust's behalf.

Payment of Notes

Upon the payment in full of all outstanding notes, the eligible lender trustee or trustee, as applicable, will succeed to all the rights of the indenture trustee on behalf of the holder of the excess distribution certificate.

Termination

The obligations of the servicer, the depositor, the administrator, the trustee or eligible lender trustee, as applicable, and the indenture trustee under the transfer and servicing agreements will terminate upon:

- the maturity or other liquidation of the last trust student loan and the disposition of any amount received upon liquidation of any remaining trust student loan, and

- the payment to the noteholders of all amounts required to be paid to them.

The servicer, at its option, may repurchase or arrange for the purchase of all remaining trust student loans as of the end of any collection period if the outstanding Pool Balance is 10% or less of the **Initial Pool Balance**, together with the aggregate initial principal balances of all trust student loans acquired during any applicable pre-funding period, plus accrued interest to be capitalized as of the applicable cutoff dates. The purchase price will equal the aggregate purchase amounts for the loans as of the end of that collection period. It will not be less than the minimum purchase amount specified. These amounts will be used to retire the related notes. Upon termination of a trust, any remaining assets of that trust, after giving effect to final distributions to the noteholders, will be transferred to the reserve account and paid as provided in this prospectus.

If the servicer or another entity fails to exercise their optional purchase right as described above, the indenture trustee may, or at the written direction of the administrator or the holders of a majority of the outstanding amount of the notes, shall, try to auction any trust student loans remaining in the trust at the end of the collection period preceding the trust auction date specified in this prospectus. Navient CFC, any other seller, their affiliates and unrelated third parties may make bids to purchase these trust student loans on the trust auction date; however, Navient CFC, any other seller or their affiliates may offer bids only if the Pool Balance at that date is 10% or less of the Initial Pool Balance [together with the aggregate initial principal balances of all trust student loans acquired during any [supplemental purchase period] [pre-funding period] [revolving period]] plus accrued interest to be capitalized as of the applicable cutoff dates.

THE COMPANIES' STUDENT LOAN FINANCING BUSINESS

The information provided below relates to the portfolio of loans originated by Legacy SLM entities (including Sallie Mae Bank) that were owned by Navient and its subsidiaries at the time of its separation from Sallie Mae Bank.

Navient operates its student loan financing business through several subsidiaries, including Navient CFC. We sometimes refer to Navient and its family of subsidiaries as the Companies (or individually as a Company if the context requires). These companies have made and/or purchase or have purchased loans insured under several other education loan programs, including, but not limited to, Health Education Assistance Loan Program loans ("HEAL Loans"), which the United States Department of Education insures directly, and other private education loan programs which are not reinsured by the federal government. These companies also originated and/or purchase student loans insured under various federally sponsored programs. These companies purchase Stafford Loans, SLS Loans and PLUS Loans originated under the FFELP, all of which are insured by guarantors and reinsured by the U.S. Department of Education. They also originated and purchase consolidation loans.

They purchase insured loans from various sources including:

- commercial banks, thrift institutions and credit unions;

- pension funds and insurance companies;

- educational institutions; and

- various state and private nonprofit loan originating and secondary market agencies.

These purchases occur at various times including:

- shortly after loan origination;

- while the borrowers are still in school;

- just before the loan's conversion to repayment after borrowers graduate or otherwise leave school; or

- while the loans are in repayment.

The purchaser directly or indirectly through the servicer, frequently provides the selling institution with operational support in the form of either:

- its automated loan administration system called PortSS® for the lender to use prior to loan sale; or

- its loan origination and interim servicing system called ExportSS®.

Both PortSS and ExportSS provide the applicable Company entity and the lender with the assurance that the loans will be administered by the servicer's computerized servicing systems.

FFELP Loans. Substantially all payments of principal and interest with respect to loans originated through the FFELP will be guaranteed against default, death, bankruptcy or disability of the applicable borrower, and a closing of or a false certification by such borrower's school, by certain federal guarantors pursuant to a guarantee agreement to be entered into between such federal guarantors specified in this prospectus (each a "Federal Guarantor" and collectively, the "Federal Guarantors") and the applicable eligible lender trustee (such agreements, each as amended or supplemented from time to time, the "Federal Guarantee Agreements"). See "*Appendix B—Federal Family Education Loan Program*" in this prospectus.

Private Education Loans. In addition to the FFELP loans originated under the Higher Education Act, the sellers and other affiliates of Navient have developed student loan programs that are not federally guaranteed for undergraduate students and/or their parents ("Private Undergraduate Loans"), graduate students ("Private Graduate Loans"), private credit consolidation programs ("Private Consolidation Loans"), programs marketed directly to consumers ("Direct-to-Consumer Loans"), programs for students and/or their parents at technical and trade schools, tutorial and learning centers, and private kindergarten through secondary education schools ("Career Training Loans") and programs that provide private supplemental funding for certificate-seeking, continuing education, undergraduate and graduate students at eligible degree-granting institutions or non-degree granting institutions ("Smart Option Student Loans"), which can be used by borrowers to supplement their FFELP loans in situations where the FFELP loans do not cover the cost of education or to cover education at non-Title IV institutions and programs for undergraduate, graduate and health professional students ("EFG Loans"), that provide borrowers with private supplemental funding. We sometimes refer to all such loans as private education loans in this prospectus.

The Companies' private education loans are serviced by Navient Solutions and may have been funded by a former affiliate or a lender partner. These loans are typically purchased by Navient CFC (or another affiliate).

The trust's assets will only consist of FFELP loans, amounts on deposit in the Trust Accounts [and its rights under any the [swap] [cap] agreement].

Servicing

Prior to purchase of a loan by the applicable Company entity, the servicer or a third-party servicing agent surveys appropriate loan documents for compliance with U.S. Department of Education and guarantor requirements. Such survey generally consists of the servicer or third-party servicing agent undertaking a review of certain documentation and information with respect to each purchase of a portfolio of loans with an understanding of the obligations undertaken by the relevant parties with respect to the loan guarantees in an asset-backed securitization. The reviewing party bases the scope and breadth of the review on the characteristics of the particular transaction, terms and timing of the loan and its origination and other information deemed important based on their experience in the industry and knowledge of the risks associated therein. Once acquired, loans are serviced through the servicer or third-party servicers, in each case under contractual agreements with a Company entity.

The U.S. Department of Education and the various guarantors prescribe rules and regulations which govern the servicing of federally insured loans. These rules and regulations include specific procedures for contacting delinquent borrowers, locating borrowers who can no longer be contacted at their documented address or telephone number, and filing claims for reimbursement on loans in default. Payments under a guarantor's guarantee agreement require strict adherence to these stated due diligence and collection procedures.

Regulations require that collection efforts commence within ten days of any delinquency and continue for the period of delinquency until the loan is deemed to be in default status. During the delinquency period, the holder of the loan must diligently attempt to contact the borrower, in writing and by telephone, at specified intervals. Most FFELP loans are considered to be in default when they become 270 days delinquent.

A guarantor may reject any claim for payment under a guarantee agreement if the specified due diligence and collection procedures required by that guarantee agreement have not been strictly followed and documented or if the claim is not timely filed. Minor errors in due diligence may result in the imposition of interest penalties, rather than a complete loss of the guarantee. In instances in which a claim for payment under a guarantee agreement is denied due to servicing or claim-filing errors, the guaranteed status of the affected student loans may be reinstated by following specified procedures, called "curing the defect." Interest penalties are commonly incurred on loans that are cured. The servicer's recent experience has been that the significant

69

majority of all rejected claims are cured within two years, either internally or through collection agencies.

The servicer's internal procedures support compliance with existing U.S. Department of Education and guarantor regulations and reporting requirements, and provide high quality service to borrowers. It utilizes computerized servicing systems. These systems monitor all student loans serviced by its loan servicing centers. The computerized servicing systems identify loans which require due diligence or other servicing procedures and disseminate the necessary loan information to initiate the servicing or collection process. The computerized servicing systems enable the servicer to service a high volume of loans in a manner consistent with industry requirements. Navient and its subsidiaries, including the sellers and the depositor, also require their third-party servicers to maintain operating procedures which comply with applicable U.S. Department of Education and guarantor regulations and reporting requirements, and periodically reviews certain operations for compliance.

In addition, Company affiliates offer some borrowers loan repayment terms that do not provide for level payments over the repayment term of the loan. For example, under Navient CFC's graduated repayment program, some student loans provide for an "interest only" period. During this period, the borrower is required to make payment of accrued interest only. No payment of the principal of the loan is required. At the conclusion of the interest only period, the loan must be amortized through level payments over the remaining term of the loan.

In other cases, Company affiliates offer borrowers a "graduated phased in" amortization of the principal of the loans. For these loans, a greater portion of the principal amortization of the loan occurs in the later stages of the loan than would be the case if amortization were on a level payment basis.

Company affiliates also offer an income-sensitive repayment plan under which repayments are based on the borrower's income. Under this plan, ultimate repayment may be delayed up to 15 years.

Consolidation/Repayment Programs. Consolidation and repayment programs made available by the Companies to student loan borrowers and cosigners were made available to borrowers and cosigners with trust student loans. Navient and its subsidiaries participated in the consolidation loan program for FFELP loans until 2008 and the consolidation loan lending program itself was terminated in 2010 in connection with the elimination of FFELP as an ongoing program. See "*Appendix A—Federal Family Education Loan Program—Consolidation Loan Program*" in this prospectus. Therefore, the transfer and servicing agreements still permit the applicable seller to purchase such student loans from the trust to effect consolidations at the request of borrowers.

In addition, many Company affiliates offer some borrowers loan repayment terms that do not provide for level payments over the repayment term of the loan. For example, under a typical graduated repayment program, some student loans provide for an "interest only" repayment option for a specified period of time, usually the first twenty-four (24) or forty-eight (48) months after the loan enters repayment. During this period, the borrower is required to make payment of accrued interest only. No payment of the principal of the loan is required. At the conclusion of the interest only period, the loan must be amortized through level payments over the remaining term of the loan. Borrowers can also request an extended repayment term based on the remaining loan balance.

In other cases, Company affiliates offer borrowers a "graduated phased in" amortization of the principal of the loans. For these loans, a greater portion of the principal amortization of the loan occurs in the later stages of the loan than would be the case if amortization were on a level payment basis.

These companies also offer various income-sensitive repayment plans under which repayments are based on the borrower's income. Under these plans, ultimate repayment may be delayed up to 15 years. In addition, interest rate reduction programs may be offered to borrowers experiencing periods of financial distress.

Incentive Programs. Navient and its subsidiaries have offered, and intend to continue to offer, various incentive programs to student loan borrowers and cosigners. Some of the programs that may apply to student loans owned by the trusts are:

- *Great Rewards*[(SM)]. Under the Great Rewards(SM) program, which is available for all student loans that were disbursed prior to June 30, 2002 and enter repayment after July 1993, if a borrower makes 48 consecutive scheduled payments in a timely fashion, the effective interest rate is reduced permanently by 2% per annum.

- *Great Returns*[(SM)]. Under the Great Returns(SM) program, borrowers whose loans were disbursed prior to June 30, 2002 and who make 24 consecutive scheduled payments in a timely fashion get a reduction in principal equal to any amount over $250 that was paid as part of the borrower's origination fee to the extent that the fee does not exceed 3% of the principal amount of the loan.

- *Direct Repay/ ACH Benefit plan.* Under the Direct Repay/ ACH Benefit plan, borrowers who make student loan payments electronically through automatic monthly deductions from a savings, checking or NOW account receive a 0.25% or 0.50% effective interest rate reduction as long as loan payments continue to be successfully deducted from the borrower's bank account.

- *Cash Back plan.* Under the Cash Back plan, borrowers (i) whose loans are with a Company lender partner, (ii) who enroll in Manage Your Loans(SM), the servicer's on-line account manager, (iii) who agree to receive their account information by e-mail and (iv) who make their first 33 scheduled payments on time, receive a 3.3% check or credit based upon their original loan amount.

- *Federal Student Loan Consolidation Incentive.* Borrowers with an initial consolidation loan balance of at least $10,000 who make their first 36 payments on time receive a 1.0% interest rate reduction during periods of active repayment.

- *On-Time Payment Interest Rate Reduction plan.* Under the On-Time Payment Interest Rate Reduction plan, borrowers who make their first 24 scheduled payments on time, sign-up for on-line loan management within 60 days from the first payment due date and continue to make payments on time, receive a 0.5% effective interest rate reduction.

We cannot predict how many borrowers will participate in these programs. These incentive programs or other programs may also be made available by the servicer to borrowers with trust student loans.

Application of any of these incentive programs could impact the yield on your notes. For example, if one or more of the incentive programs which offer a principal balance reduction to borrowers are made available to borrowers with trust student loans and a higher than anticipated number of borrowers qualify, the principal balance of the affected trust student loans may repay faster than anticipated. Accordingly, your notes may experience faster than anticipated principal payments.

Conversely, the existence of these incentive programs may discourage a borrower from prepaying an affected trust student loan. If this were to occur, the principal balance of your notes may be reduced over a longer period than would be the case if there were no such incentive program.

Furthermore, incentive programs may reduce the amount of funds available to make payments on your notes by reducing the principal balances and yield on the trust student loans. In that case, you will bear the risk of any loss not covered by available credit enhancement.

TRANSFER AGREEMENTS

General

The following is a summary of the material terms of the sale agreements under which the trust will purchase student loans from the depositor, and the purchase agreements under which the depositor will acquire the student loans from the sellers. We refer to the purchase agreements and the sale agreements, collectively, as the "**transfer agreements**." We have filed forms of the transfer agreements as exhibits to the registration statement of which this prospectus is a part and will file the final transfer and servicing agreements at the time we file this prospectus. The summary does not cover every detail of these agreements, and it is subject to the provisions of the transfer and servicing agreements.

Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers

On the closing date, each seller will sell to the depositor (and with respect to legal title, the interim eligible lender trustee for the benefit of the depositor), without recourse, its entire interest in the student loans and all collections received on and after the cutoff date specified in this prospectus. A bill of sale in the form shown as an exhibit to the purchase agreement that will be delivered in connection with the sale of the trust student loans will describe the student loan pool. The depositor will apply net proceeds from the sale of the notes to purchase the student loans from the related seller.

Pursuant to the related transfer agreement, each seller will represent and warrant to the depositor and the depositor will in turn represent and warrant to the trust, that, as of the related purchase date or as of the date otherwise noted:

- Such seller has good and marketable title to, and is the sole owner of, the trust student loans, free and clear of all security interests, liens, charges, claims, offsets, defenses, counterclaims or encumbrances of any nature and no right of rescission, offsets, defenses or counterclaims have been asserted or threatened with respect to those student loans;

- The related transfer agreement creates a valid and continuing security interest (as defined in the applicable **UCC**) in the trust student loans in favor of the depositor and the interim eligible lender trustee, for the benefit of the depositor, or the trust and the eligible lender trustee, for the benefit of the trust, as the case may be, which security interest is prior to all other security interests, liens, charges, claims, offsets, defenses, counterclaims or encumbrances, and is enforceable as such as against creditors of and purchasers from such seller;

- The trust student loans constitute either "payment intangibles" or "accounts" within the meaning of the applicable **UCC** and are within the coverage of Sections 432(m)(1)(E) and 439(d)(3) of the Higher Education Act;

- As of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] the trust student loans are Eligible Loans and the description of such student loans set forth in the related transfer agreement is true and correct;

- The related seller is authorized to sell, assign, transfer, substitute and repurchase the trust student loans; and the sale, assignment and transfer of such student loans is or, in the case of a trust student loan repurchase or substitution by the seller, will be made pursuant to and consistent with the laws and regulations under which the related seller operates, and will not violate any decree, judgment or order of any court or agency, or conflict with or result in a breach of any of the terms, conditions or provisions of any agreement or instrument to which such seller is a party or by which such seller or its property is bound, or constitute a default (or an event which could constitute a default with the passage of time or notice or both) thereunder;

- The trust student loans are each in full force and effect in accordance with their terms and are legal, valid and binding obligations of the respective borrowers thereunder subject to no defenses (except the defense of infancy);

- No consents or approvals are required by the terms of the trust student loans for the consummation of the sale of the trust student loans hereunder to the interim eligible lender trustee (on behalf of the depositor) or eligible lender trustee (on behalf of the trust), as the case may be;

- As of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] each trust student loan has been duly made and serviced in accordance with the provisions of the FFELP, and has been duly insured by a guarantor; as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] such guarantee is in full force and effect and is freely transferable to the interim eligible lender trustee (on behalf of the depositor) or eligible lender trustee (on behalf of the trust), as the case may be; and all premiums due and payable to such guarantor shall have been paid in full as of the related purchase date;

- Any payments on the trust student loans received by the seller that have been allocated to the reduction of principal and interest on such trust student loans have been allocated on a simple interest basis; the information with respect to the applicable trust student loans as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] as stated in the related transfer agreement is true and correct;

- Due diligence and reasonable care have been exercised in the making, administering, servicing and collecting on the trust student loans and, with respect to any student loan for which repayment terms have been established, all disclosures of information required to be made pursuant to the Higher Education Act have been made;

- All origination fees authorized to be collected pursuant to Section 438 of the Higher Education Act have been paid to the **Secretary**;

- Each trust student loan has been duly made and serviced in accordance with the provisions of all applicable federal and state laws;

- No trust student loan is more than two hundred seventy (270) days past due as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] and no default, breach, violation or event permitting acceleration under the terms of any trust student loan has arisen; and neither the related seller nor any predecessor holder of any such student loan has waived any of the foregoing other than as permitted by the transfer and servicing agreements;

- It is the intention of each seller, and each such seller will represent and warrant in the related transfer agreement, that the transfer and assignment contemplated in the related transfer agreement constitute a valid sale of the related student loans from such seller to the depositor (and with respect to legal title to the interim eligible lender trustee for the benefit of the depositor) and from the depositor to the trust (and with respect to legal title to the eligible lender trustee for the benefit of the trust), as applicable, and that the beneficial interest in and title to such student loans not be part of such seller's or the depositor's, as applicable, estate in the event of the bankruptcy or the appointment of a receiver with respect to such seller or the depositor, as the case may be;

- With respect to the first sale of student loans from the seller to the interim eligible lender trustee for the benefit of the depositor and from the depositor to the eligible lender trustee for the benefit of the trust, as applicable, it has caused or will have caused, within ten days of the closing date, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in the trust student loans granted to the interim eligible lender trustee for the benefit of the depositor and from the depositor to the eligible lender trustee for the benefit of the trust, as applicable, hereunder;

- Except for trust student loans executed electronically, there is only one original executed copy of the related promissory note evidencing each trust student loan. For trust student loans that were executed electronically, either (i) the servicer has possession of the electronic records evidencing the related promissory note or (ii) the applicable seller has agreements with the previous holders or servicers of such promissory note under which the relevant holder or servicer agrees to hold and maintain the electronic records evidencing the notes, in each case as may be necessary to enforce the related promissory note or as may be required by applicable e-sign laws;

- No seller or the depositor, as applicable, has pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the trust student loans. Such seller or the depositor, as applicable, has not authorized the filing of and is not aware of any financing statements against it that include a description of collateral covering the trust student loans other than: any financing statement relating to the security interest granted to the interim eligible lender trustee for the benefit of the depositor and from the depositor to the eligible lender trustee for the benefit of the trust, as applicable; No seller or the depositor, as applicable, will be aware of any judgment or tax lien filings against it;

- No borrower of a trust student loan as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan,] is noted in the related trust student loan file as being currently involved in a bankruptcy proceeding;

- [With respect to all additional trust student loans (other than with respect to substituted loans), the [supplemental purchase period] [pre-funding period] [revolving period] is in full force and effect]; and

- [No borrower of a trust student loan who resides in New York City is delinquent on any payments then due and payable on such trust student loan.]

Under the transfer agreements an "**Eligible Loan**" means a student loan, which as of the statistical cutoff date, in the case of the [initial] trust student loans, [or as of the related subsequent cutoff date, in the case of any additional trust student loan, as applicable,] meets the following criteria:

- is an Eligible Guaranteed Student Loan (as defined in "*Description of the Notes—The Asset Representations Review*" in this prospectus);

- is owned by the applicable seller and is fully disbursed;

- the stated interest rate (before giving effect to any applicable borrower benefits) is not less than the maximum rate permitted under the Higher Education Act for such student loan;

- is eligible for the payment of the quarterly special allowance at the full and undiminished rate established under the formula set forth in the Higher Education Act for such student loan;

- if not yet in repayment status, is eligible for the payment of interest benefits by the Secretary or, if not so eligible, is a student loan for which interest either is billed quarterly to borrower or deferred until commencement of the repayment period, in which case such accrued interest is subject to capitalization to the full extent permitted by the applicable guarantor;

- is current or no payment of principal or interest shall be more than 270 days past due as of the statistical cutoff date, in the case of the [initial] trust student loan, [or in relation to any additional trust student loan, the related subsequent cutoff date];

- the last disbursement was before the statistical cutoff date, in the case of the [initial] trust student loans, [or before the subsequent cutoff date, in the case of any additional trust student loan];

- is supported by the following documentation (which for a rehabilitated student loan, and to the extent applicable, need only be provided since the related date of such student loan's rehabilitation in accordance with the provisions of the Higher Education Act):

  o loan application, and any supplement thereto,

  o original promissory note and any addendum thereto (or a certified copy thereof if more than one loan is represented by a single promissory note and all student loans so represented are not being sold) or the electronic records evidencing the same,

  o evidence of a guarantee,

  o any other document and/or record which the seller may be required to retain pursuant to the Higher Education Act,

  o if applicable, payment history (or similar document) including (i) an indication of the principal balance and the date through which interest has been paid, each as of the statistical cutoff date, in the case of the [initial] trust student loans, [or the related subsequent cutoff date, in the case of any additional trust student loan,] and (ii) an accounting of the allocation of all payments by the borrower or on the borrower's behalf to principal and interest on the student loan,

  o if applicable, documentation which supports periods of current or past deferment or past forbearance,

  o if applicable, a collection history, if the student loan was ever in a delinquent status, including detailed summaries of contacts and including the addresses or telephone numbers used in contacting or attempting to contact borrower and any endorser and, if required by the guarantor, copies of all letters and other correspondence relating to due diligence processing,

  o if applicable, evidence of all requests for skip-tracing assistance and current address of borrower, if located,

  o if applicable, evidence of requests for pre-claims assistance, and evidence that the borrower's school(s) have been notified, and o if applicable, a record of any event resulting in a change to or confirmation of any data in the related trust student loan file.

Upon discovery of a breach of any representation or warranty that has a materially adverse effect on the depositor, the applicable seller is required to repurchase the affected student loan not later than 120 days following the earlier of the date of discovery of such material breach and the date of receipt of the guarantor reject transmittal form with respect to such student loan. In the event of such a material breach which is curable by reinstatement of the guarantor's guarantee of such student loan, unless the material breach shall have been cured within 360 days following the earlier of the date of discovery of such material breach and the date of receipt of the guarantor reject transmittal form with respect to such trust student loan, the applicable seller shall repurchase the affected student loans not later than the [60th] day following the end of such 360-day period. The purchase amount will be equal to the amount required to prepay in full that student loan plus all accrued interest. Alternatively, rather than repurchase trust student loans, the seller may, in its sole discretion, substitute qualified, substantially similar (in the aggregate as of the date of substitution) student loans for the trust student loans being substituted. In addition, the affected seller will be obligated to reimburse the depositor for:

- the shortfall, if any, between:

  o the purchase amount of the qualified substitute student loans,

     and

  o the purchase amount of the trust student loans being replaced; plus

- any accrued interest amounts not guaranteed by, or that are required to be refunded to, a guarantor and any interest subsidy payments or special allowance payments lost as a result of the breach.

The repurchase or substitution and reimbursement obligations of each seller constitute the sole remedy available to the depositor for any uncured breach. A seller's repurchase or substitution and reimbursement obligations are contractual obligations that the depositor or trust may enforce against the seller, but the breach of these obligations will not constitute an event of default under the indenture. In cases where the obligations the trust is seeking to enforce are based on a violation of the Higher Education Act, a finding by the U.S. Department of Education that the Higher Education Act was violated may be required prior to the trust being able to enforce the agreement.

Sale of Student Loans to the Trust; Representations and Warranties of the Depositor

On the closing date, the depositor and the interim eligible lender trustee, on behalf of the depositor, will sell to the trust and the eligible lender trustee, on behalf of the trust, without recourse, its entire interest in the student loans acquired by the depositor and the interim eligible lender trustee, on behalf of the depositor, from the sellers. Each student loan will be listed in an exhibit to the sale agreement. The notes will be issued by the trust concurrently with that sale. The trust will purchase the student loans from the depositor in exchange for the proceeds from the issuance of the related notes and the issuance of the excess distribution certificate to the depositor.

During the [supplemental purchase period] [pre-funding period] [revolving period] to the extent funds are available in the [supplemental purchase account] [pre-funding account] [additional loan account] the trust will purchase additional trust student loans from the depositor which the depositor purchased from one or more of the sellers.

In each sale agreement, the depositor will make representations and warranties concerning the student loans to the trust for the benefit of noteholders, including representations and warranties that are substantially the same as those made by the sellers to the depositor. See, "—*Purchase of the Student Loans by the Depositor; Representations of the Sellers*" above.

Upon discovery of a breach of any representation or warranty that has a materially adverse effect on the trust, the depositor will have repurchase or substitution and reimbursement obligations that are substantially the same as those of the sellers under the purchase agreement.

The repurchase or substitution and reimbursement obligations of the depositor will constitute the sole remedy available to the noteholders for any uncured breach. The depositor's repurchase or substitution and reimbursement obligations are contractual obligations that the trust may enforce against the depositor, but the breach of these obligations will not constitute an event of default under the indenture. In cases where the obligations the trust is seeking to enforce are based on a violation of the Higher Education Act, a finding by the U.S. Department of Education that the Higher Education Act was violated may be required prior to the trust being able to enforce the agreement.

Expenses incurred in connection with the acquisition of the trust student loans and the establishment of the trust (including the expenses of accountants, underwriters and rating agencies) are paid by Navient Solutions and/or the depositor.

Custodian of Promissory Notes

To assure uniform quality in servicing and to reduce administrative costs, the servicer will act as custodian of the promissory notes, in physical or electronic form, representing the trust student loans and any other related documents. In acting as custodian, the servicer may use its own facilities or those of sub-custodians [or subservicers acting as custodians]. The depositor's and the servicer's records will reflect the sale by the seller of the trust student loans to the depositor and their subsequent sale by the depositor to the trust.

SERVICING AND ADMINISTRATION

General

The following is a summary of the important terms of the servicing agreement under which the servicer will service the trust student loans and the administration agreement under which the administrator will undertake administrative duties for a trust and its trust student loans. We have filed forms of the servicing agreement and the administration agreement as exhibits to the registration statement of which this prospectus is a part. We will file the final servicing agreement and administration agreement at the time we file this prospectus. This summary does not cover every detail of these agreements and it is subject to all provisions of the servicing agreement and the administration agreement. We also refer to the transfer agreements, the servicing agreement and the administration agreement, collectively, as the "**transfer and servicing agreements**."

Accounts

The administrator will establish one or more collection accounts with the indenture trustee into which all payments on the trust student loans will be deposited.

The indenture trustee will invest funds in the collection account, reserve account [supplemental purchase account] [pre-funding account] [capitalized interest account] [additional loan account] and any other accounts identified as Trust Accounts in eligible investments as provided in the indenture. The administrator will instruct the indenture trustee concerning investment decisions.

Each Trust Account will be either:

- a segregated account with a Federal Deposit Insurance Company (the "FDIC")-insured depository institution which has either (A) a long-term unsecured debt rating acceptable to the applicable rating agencies or (B) a short-term unsecured debt rating or certificate of deposit rating acceptable to the applicable rating agencies; or

- a segregated trust account with the corporate trust department of a depository institution having corporate trust powers, so long as any of the securities of that depository institution have an investment grade credit rating from each applicable rating agency.

As specified in the indenture, the indenture trustee, on behalf of the trust, may invest sums on deposit in Trust Accounts in "eligible investments" which are book-entry securities, negotiable instruments or securities represented by instruments in bearer or registered form which may include:

- direct obligations of, and obligations fully guaranteed as to timely payment by, the United States of America, the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, or any agency or instrumentality of the United States of America the obligations of which are backed by the full faith and credit of the United States of America; provided that obligations of, or guaranteed by, the Government National Mortgage Association (GNMA), the Federal Home Loan Mortgage Corporation (Freddie Mac) or the Federal National Mortgage Association (Fannie Mae) shall be eligible investments only if, at the time of investment, they meet the criteria of each of the rating agencies for collateral for securities having ratings equivalent to the respective ratings of the notes in effect at the related closing date;

- demand deposits, time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any State (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities (including depository receipts issued by any such institution or trust company as custodian with respect to any obligation referred to in the first bullet point above or portion of such obligation for the benefit of the holders of such depository receipts); provided that at the time of the investment or contractual commitment to invest therein (which shall be deemed to be made again each time funds are reinvested following each distribution date), the commercial paper or other short-term senior unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) thereof shall have a credit rating specified by each of the rating agencies rating the notes issued by that trust;

- commercial paper having, at the time of the investment, a rating to be specified by each of the rating agencies rating the notes issued by that trust;

- investments in money market funds having a rating to be specified by each of the rating agencies rating the notes issued by that trust (including funds for which the indenture trustee, the administrator or the trustee or eligible lender trustee, as applicable, or any of their respective affiliates is investment manager or advisor);

- bankers' acceptances issued by any depository institution or trust company referred to in the second bullet point above;

- repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in the second bullet point above;

- repurchase obligations with respect to student loans serviced by the servicer or an affiliate thereof, entered into with an institution that is an eligible lender (under the FFELP) or that holds student loans through an eligible lender trustee and whose short-term debt ratings are not less than a rating to be set by the rating agencies rating the notes issued by that trust, provided that the applicable repurchase date shall occur no later than the business day prior to the next distribution date; and

- any other investment which would not result in the downgrading or withdrawal of any rating of the notes by any of the rating agencies as affirmed in writing to the indenture trustee.

The administrator will prepare a monthly account reconciliation; however, there will be no independent verification of the accounts or the transaction activity therein by either the indenture trustee or the eligible lender trustee.

Servicing Procedures

Under the servicing agreement, the servicer will agree to service all the trust student loans. The servicer is required to perform all services and duties customary to the servicing of student loans, including all collection practices. It must use the same standard of care as it uses to service similar student loans owned by Navient and its affiliates in compliance with the applicable guarantee agreements and all other applicable federal and state laws, including the Higher Education Act.

The duties of the servicer include the following:

- collecting and depositing into the collection account all payments on the trust student loans, including claiming and obtaining any program payments;

- responding to inquiries from borrowers;

- attempting to collect delinquent payments; and

- sending out statements and payment coupons to borrowers.

In addition, the servicer will keep ongoing records on the loans and its collection activities utilizing the same standards it uses for similar student loans owned by Navient and its affiliates in compliance with the applicable guarantee agreements and all other applicable federal and state laws, including the Higher Education Act. It will also furnish periodic statements to the indenture trustee, the trustee or eligible lender trustee, as applicable, and the noteholders as specifically required in the servicing agreement. See "—*Statements to Indenture Trustee and Trust*" in this prospectus.

The servicer may appoint one or more subservicers to perform any or all of the foregoing duties with respect to all or a portion of the trust student loans. **[Note: if applicable, a description of any significant subservicers will be included.]**

Modification of Trust Student Loans

Except in connection with the offering of incentive programs (the potential impact of which on the notes is described under "*The Companies' Student Loan Financing Business—Incentive Programs*" in this prospectus) or as required by pursuant to the provisions of the FFELP (including repayment provision changes that are mandatory based on changes in a borrower status, e.g., in-school, grace, deferment and forbearance), the terms of the trust student loans will generally not be modified. In the event that any incentive program not offered to a borrower on the date of its sale to the trust is made applicable to any trust student loan, the excess distribution certificateholder, the depositor, the servicer, the administrator or any other affiliate of Navient may, but are not required to, make payments to the trust in an amount sufficient to offset any shortfalls in amounts received from such trust student loan caused by the implementation of such incentive program. To the extent such entities do not remit payment to offset any reduction in trust cashflows as a result of the implementation of such benefits, the servicer will not extend those benefits to the related borrowers of the trust student loans.

Payments on Trust Student Loans

The servicer will deposit all payments on trust student loans and proceeds that it collects during each collection period into the related collection account within two business days of receipt. The eligible lender trustee will deposit all interest subsidy payments and all special allowance payments on the trust student loans that it receives for each collection period into the collection account within two business days of receipt.

A business day for this purpose is any day other than a Saturday, a Sunday, or a day on which banking institutions or trust companies in the City of New York, [_____] or [_____] are authorized or obligated by law, regulation or executive order to remain closed.

The servicer may invest collections, pending deposit into the collection account, at its own risk and for its own benefit, and it will not segregate these funds. The depositor and the servicer will pay the aggregate purchase amount of student loans repurchased by the applicable seller or purchased by the servicer to the administrator, and the administrator will deposit these amounts into the collection account on or before the business day preceding each distribution date.

The servicing agreement will not require the servicer to make advances to any trust and no such advances have been made by the servicer with respect to any trust student loans prior to their sale to the trust.

Servicer Covenants

The servicer will generally, among other things, agree in the servicing agreement that:

- it will satisfy all of its obligations relating to the trust student loans, maintain in effect all qualifications required in order to service the loans and comply in all material respects with all requirements of law if a failure to comply would have a materially adverse effect on the interests of the trust;

- it will not permit any rescission or cancellation of a trust student loan except as ordered by a court or other government authority or as consented to by the eligible lender trustee and the indenture trustee, except that it may write off any **Delinquent Loan** if the remaining balance of the borrower's account is less than $50;

- it will do nothing to impair the rights of the noteholders in the trust student loans; and

- it will not reschedule, revise, defer or otherwise compromise payments due on any trust student loan except during any applicable interest only, deferment or forbearance periods or otherwise in accordance with the same standards it uses for similar student loans owned by Navient and its affiliates.

Upon the discovery of a breach of any covenant that has a materially adverse effect on the interest of the trust, the servicer will purchase the trust student loan unless the breach is cured in the same manner as that applicable to the sellers as described under "*The Trust Student Loan Pool-Cure Period for Trust Student Loans*" and "*Transfer Agreements—Purchase of the Student Loans by the Depositor; Representations of the Sellers*" in this prospectus. However, any breach that relates to compliance with the requirements of the Higher Education Act or the applicable guarantor but that does not affect that guarantor's obligation to guarantee payment of a trust student loan will not be considered to have a material adverse effect. In addition, a finding by the U.S. Department of Education that the Higher Education Act was violated or that a loan is no longer insured because of a violation of the Higher Education Act may be required prior to the trust being able to enforce the agreement.

The purchase price will equal the unpaid principal amount of that trust student loan plus any accrued interest. The purchase price will also be calculated using the applicable percentage that would have been insured pursuant to Section 428(b)(1)(G) of the Higher Education Act plus any interest subsidy payments or special allowance payments not paid by, or required to be refunded to, the U.S. Department of Education for that trust student loan as a result of a breach of any covenant of the servicer. The trust's interest in that purchased trust student loan will be assigned to the servicer or its designee. Alternatively, rather than purchase trust student loans, the servicer may, in its sole discretion, substitute qualified, equivalent (in the aggregate as of the date of substitution) student loans for the trust student loans being substituted.

In addition, the servicer will be obligated to reimburse the trust for:

- the shortfall, if any, between:

  o the purchase amount of the qualified substitute trust student loans;

  and

  o the purchase amount of the trust student loans being replaced; and

- any accrued interest amounts not guaranteed by or that are required to be refunded to a guarantor and any interest subsidy payments or special allowance payments lost as a result of a breach.

The purchase or substitution and reimbursement obligations of the servicer will constitute the sole remedy available to the trust for any uncured breach. The servicer's purchase or substitution and reimbursement obligations are contractual obligations that the trust may enforce, but the breach of these obligations will not constitute an event of default under the indenture.

Servicing Compensation

The servicer will be entitled to receive the servicing fee in an amount equal to the primary servicing fee and the carryover servicing fee as compensation for performing the functions as servicer for the trust.

[The primary servicing fee for any month will equal the sum of the monthly servicing fees for the trust student loans owned by the trust during that month. The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal (i) $____ per month per borrower for trust student loans that are in in-school status, (ii) $____ per month per borrower for trust student loans that are in grace status and (iii) $____ per month per borrower for all other trust student loans. For purposes of calculating the primary servicing fee for any month, a trust student loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate.] [The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal $____ per month per borrower.] [In no event, however, will the primary servicing fee for any month exceed $\frac{1}{12}$ of ____% of the aggregate outstanding principal balance of the trust student loans, calculated as of the closing date or the last day of the preceding calendar month, as the case may be (the "primary servicing fee monthly cap").]

The servicing agreement provides that the servicer may annually increase its fees by an amount equal to the percentage increase in the U.S. Department of Labor's Consumer Price Index for Urban Wage Earners and Clerical Workers, U.S. City Average for the most recent twelve-month period available at the time of each such annual adjustment; provided, that such increase shall not be less than 3% per annum.

The primary servicing fee will be payable in arrears out of Available Funds and amounts on deposit in the collection account and the reserve account on each distribution date, beginning in _____ 20__. Primary servicing fees due and payable to the servicer will include amounts from any prior distribution dates that remain unpaid.

The carryover servicing fee is the sum of:

- the aggregate amount, if any, of primary servicing fees for any month accrued in excess of the related primary servicing fee monthly cap that remains unpaid from prior distribution dates;

- the amount of specified increases in the costs incurred by the servicer;

- the amount of specified conversion, transfer and removal fees;

- any amounts described in the first three bullets that remain unpaid from prior distribution dates; and

- interest on any unpaid amounts.

The carryover servicing fee will be payable to the servicer on each distribution date out of Available Funds after payment on that distribution date of clauses (a) through [(k)] under "—*Distributions—Distributions from the Collection Account*" in this prospectus. The carryover servicing fee will be subject to increase as agreed to by the administrator, the indenture trustee and the servicer to the extent that a demonstrable and significant increase occurs in the costs incurred by the servicer in providing the services to be provided under the servicing agreement, whether due to changes in applicable governmental regulations, guarantor program requirements or regulations, or postal rates.

Evidence as to Compliance

The administration agreement will provide that a firm of independent public accountants will furnish to the trust and indenture trustee an annual report attesting to the servicer's compliance with the terms of that administration agreement and the related servicing agreement, including all statutory provisions incorporated into those agreements. The accounting firm will base this report on its examination of various documents and records and on accounting and auditing procedures considered appropriate under the circumstances.

The administration agreement will require the servicer to deliver to the trust and indenture trustee, concurrently with the compliance report, a certificate signed by an officer of the servicer stating that, to such officer's knowledge, the servicer has fulfilled its obligations under that administration agreement and the related servicing agreement in all material respects. If there has been a material default, the officer's certificate for that period will describe the default. The servicer has agreed to give the indenture trustee and the trustee or eligible lender trustee, as applicable, notice of servicer defaults under the servicing agreement.

You may obtain copies of these reports and certificates by a request in writing to the owner trustee or the indenture trustee.

The servicing agreement also will provide that, for any period during which a trust is required to file with the SEC a Report on Form 10-K (Annual Report), the servicer will provide the administrator such compliance statements, assessments and attestation reports with respect to that trust as may be required pursuant to Items 1122 and 1123 of Regulation AB under the Securities Act (all such required information, the "Regulation AB Servicer Information"). If there are any sub-servicers of trust student loans, the administrator will file separate Regulation AB Servicer Information for each such sub-servicer. [**IF APPLICABLE, A SUMMARY OF ALL INSTANCES OF MATERIAL NON-COMPLIANCE DISCLOSED BY THE SERVICER UNDER ITEMS 1122 AND 1123, IF**

ANY, STEPS TAKEN TO REMEDY SUCH MATERIAL NON-COMPLIANCE AND THE STATUS OF SUCH REMEDIAL STEPS WILL BE INCLUDED.]

Matters Regarding the Servicer

The servicing agreement will provide that the servicer is an independent contractor and that, except for the services to be performed under the servicing agreement, the servicer does not hold itself out as an agent of the trust.

The servicing agreement will provide that the servicer may not resign from its obligations and duties as servicer unless its performance of these duties is no longer legally permissible. No resignation will become effective until the indenture trustee or a successor servicer has assumed the servicer's duties. The servicer, however, may resign as a result of any sale or transfer of substantially all of its student loan servicing operations relating to the trust student loans if:

- the successor to the servicer's operations assumes in writing all of the obligations of the servicer;

- the sale or transfer and the assumption comply with the requirements of the servicing agreement; and

- the rating agencies confirm that this will not result in a downgrading or a withdrawal of the ratings then applicable to the notes.

All expenses related to the resignation or removal for cause of any servicer will be paid solely by the servicer being replaced.

The servicing agreement will further provide that neither the servicer nor any of its directors, officers, employees or agents will be under any liability to the trust or to noteholders for taking or not taking any action under the servicing agreement, or for errors in judgment. However, the servicer will not be protected against:

- its obligation to purchase trust student loans from the trust as required by the servicing agreement or to pay to the trust the amount of any program payment which a guarantor or the U.S. Department of Education refuses to pay, or requires the trust to refund, as a result of the servicer's actions; or

- any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the servicer's duties or because of reckless disregard of its obligations and duties.

In addition, the servicing agreement will provide that the servicer is under no obligation to appear in, prosecute or defend any legal action where it is not named as a party.

Under the circumstances specified in each servicing agreement, any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer must assume the obligations of the servicer.

Servicer Default

A servicer default under the servicing agreement will consist of:

- any failure by the servicer to deposit in the Trust Accounts any required payment that continues for five business days after the servicer receives written notice of such failure from the indenture trustee or the trustee or eligible lender trustee, as applicable;

- any failure by the servicer to observe or perform in any material respect any other term, covenant or agreement in the servicing agreement that materially and adversely affects the rights of noteholders and continues for 60 days after written notice of such failure is given (1) to the servicer by the indenture trustee, the trustee or eligible lender trustee, as applicable, or the administrator or (2) to the servicer, the indenture trustee and the trustee or eligible lender trustee, as applicable, by holders of 50% or more of [the notes] [the most senior notes then outstanding];

- the occurrence of an insolvency event involving the servicer;

- any failure by the servicer to comply with any requirements under the Higher Education Act resulting in a loss of its eligibility as a FFELP loan servicer; or

- any failure by the servicer to deliver any particular information, report, certification or accountants' letter when and as required by specified sections of the servicing agreement, which continues unremedied for fifteen (15) calendar days after the date on which such information, report, certification or accountants' letter was required to be delivered.

An insolvency event is an event of bankruptcy, insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings or other actions by a person indicating its insolvency, reorganization under bankruptcy proceedings or inability to pay its obligations.

A servicer default does not include any failure of the servicer to service a student loan in accordance with the Higher Education Act so long as the servicer is in compliance with its obligations under the servicing agreement to purchase any adversely affected trust student loans and to pay to the trust the amount of any program payments lost as a result of the servicer's actions.

Notwithstanding the foregoing, the servicer shall not be deemed to have breached its obligations to service the applicable student loans, nor will a servicer default be deemed to have occurred under the servicing agreement, if the servicer is rendered unable to perform such obligations, in whole or in part, by a force outside the control of the parties to the servicing agreement (including, without limitation, acts of God, acts of war or terrorism, fires, earthquakes, hurricanes, floods and other material natural or man-made disasters). The servicer will be required to diligently resume the performance of its duties under the related servicing agreement as soon as practicable following the termination of such business interruption or, if necessary and appropriate in its reasonable judgment to enable the proper servicing of the trust student loans, to transfer servicing, either temporarily or permanently, to another servicer.

Rights Upon Servicer Default

As long as a servicer default remains unremedied, the indenture trustee or holders of not less than 50% of [the notes] [the most senior notes then outstanding] may terminate all the rights and obligations of the servicer. Only the indenture trustee or [the noteholders] [the senior noteholders], and not the owner trustee, [or the subordinate noteholders] will have the ability to remove the servicer if a default occurs while [the notes] [the most senior notes] are outstanding. Following a termination, a successor servicer appointed by the trust or the indenture trustee itself will succeed to all the responsibilities, duties and liabilities of the servicer under the servicing agreement and will be entitled to similar compensation arrangements. The compensation may not be greater than the servicing compensation to the servicer under that servicing agreement, unless the compensation arrangements will not result in a downgrading or withdrawal of the ratings then applicable to the notes. If the indenture trustee is unwilling or unable to act, it may appoint, or petition a court for the appointment of, a successor whose regular business includes the servicing of student loans. If, however, the servicer becomes a debtor in bankruptcy either voluntarily or involuntarily, and no servicer default other than that insolvency event has occurred, the indenture trustee or the noteholders will not be able to effect the transfer without the approval of the bankruptcy trustee (or the servicer as debtor in possession) or the bankruptcy court.

Waiver of Past Defaults

The holders of a majority of the [outstanding notes] [the most senior notes then outstanding] in the case of any servicer default which does not adversely affect the indenture trustee or [the noteholders] [the most senior noteholders then outstanding], on behalf of all noteholders, may waive any default by the servicer, except a default in making any required deposits to or payments from any of the Trust Accounts. Therefore, [the noteholders] [the most senior noteholders then outstanding] have the ability, except as noted, to waive defaults by the servicer which could materially and adversely affect the holder of the excess distribution certificate [(or subordinate noteholders)]. No waiver will impair the noteholders' rights as to subsequent defaults.

Administration Agreement

Navient Solutions, as administrator, will enter into an administration agreement with the trust, the depositor, the servicer, the eligible lender trustee and the indenture trustee. Under the administration agreement, the administrator will agree to provide various notices and to perform other administrative obligations required by the indenture, trust agreement and sale agreement. These services include:

- directing the indenture trustee to make the required distributions from the Trust Accounts on each monthly servicing payment date and each distribution date;

- preparing, based on periodic data received from the servicer, and providing monthly and annual distribution statements to the trustee or eligible lender trustee, as applicable, and the indenture trustee and any related U.S. federal income tax reporting information; and

- providing the notices and performing other administrative obligations required by the indenture, the trust agreement and the sale agreement.

As compensation, the administrator will receive an administration fee in an amount equal to [$_____] on each distribution date. Except as described in the next paragraph, Navient Solutions may not resign as administrator unless its performance is no longer legally permissible. No resignation will become effective until a successor administrator has assumed Navient Solutions' duties under the administration agreement.

The administration agreement will provide that Navient Solutions may assign its obligations and duties as administrator to an affiliate if the rating agencies confirm that the assignment will not result in a downgrading or a withdrawal of the ratings then applicable to the notes.

The administrator may sub-contract any or all of its duties to a sub-administrator if the following conditions are met:

- the sub-administrator assumes in writing all of the obligations of the administrator that are sub-contracted;

- the sub-administrator covenants to comply with the requirements of the administration agreement; and

- the rating agencies confirm that this will not result in a downgrading or a withdrawal of the ratings then applicable to the notes.

All expenses related to the resignation or removal for cause of any administrator will be paid solely by the administrator being replaced.

Administrator Default

An administrator default under the administration agreement will consist of:

- any failure by the administrator to deliver to the indenture trustee for deposit any required payment by the business day preceding any monthly servicing payment date or distribution date, if the failure continues for five business days after notice or discovery;

- any failure by the administrator to direct the indenture trustee to make any required distributions from any of the Trust Accounts on any monthly servicing

90

payment date or any distribution date, if the failure continues for five business days after notice or discovery;

- any failure by the administrator to observe or perform in any material respect any other term, covenant or agreement in an administration agreement or a related agreement that materially and adversely affects the rights of noteholders and continues for 60 days after written notice of the failure is given:

  o to the administrator by the indenture trustee or the owner trustee or eligible lender trustee, as applicable, or

  o to the administrator, the indenture trustee, the owner trustee or the eligible lender trustee, as applicable, by holders of 50% or more of [the notes] [senior notes];

- the occurrence of an insolvency event involving the administrator; or

- any failure by the administrator to deliver any particular information, report, certification or accountants' letter when and as required by specified sections of the servicing agreement, which continues unremedied for fifteen (15) calendar days after the date on which such information, report, certification or accountants' letter was required to be delivered.

Rights Upon Administrator Default

As long as any administrator default has not been remedied, the indenture trustee or holders of not less than 50% of the outstanding [notes] [senior notes] may terminate all the rights and obligations of the administrator. Only the indenture trustee or [the noteholders,] [the senior noteholders,] and not the owner trustee [or the subordinate noteholders] may remove the administrator if an administrator default occurs while the [notes] [senior notes] are outstanding. Following the termination of the administrator, a successor administrator appointed by the indenture trustee or the indenture trustee itself will succeed to all the responsibilities, duties and liabilities of the administrator under the administration agreement. If, however, the administrator becomes a debtor in bankruptcy either voluntarily or involuntarily, and no other administrator default other than that insolvency event has occurred, the indenture trustee or the noteholders will not be able to effect the transfer without the approval of the bankruptcy trustee (or the administrator as debtor in possession) or the bankruptcy court. If the indenture trustee is unwilling or unable to act, it may appoint, or petition a court for the appointment of, a successor whose regular business includes the servicing or administration of student loans. The indenture trustee may make arrangements for compensation to be paid, which cannot be greater than the compensation to the administrator unless the compensation arrangements will not result in a downgrading or withdrawal of the ratings then applicable to the notes.

Statements to Indenture Trustee and Trust

Before each distribution date, the administrator will prepare and provide a statement to the indenture trustee and the trustee or eligible lender trustee, as applicable, as of the end of the preceding collection period. The statement will include:

- the amount of principal distributions for each class of notes [or amounts deposited in an additional loan account during the revolving period];

- the amount of interest distributions for each class of notes and the applicable interest rates;

- the Pool Balance at the beginning and at the end of the preceding collection period;

- the outstanding principal balance and the note pool factor for each class of notes for that distribution date;

- the servicing fees, the administration fees and the amount of any carryover servicing fees for that collection period;

- the interest rates, if available, for the next period for each class of notes or the website where those rates may be found;

- the amount of any aggregate **Realized Losses** on the trust student loans for that collection period;

- the amount of any note interest shortfall and note principal shortfall, if applicable, for each class of notes, and any changes in these amounts from the preceding statement;

- the amount of any note interest carryover, if applicable, for each class of notes, and any changes in these amounts from the preceding statement;

- the aggregate purchase amounts for any trust student loans repurchased by the depositor, the servicer or any seller from the trust in that collection period;

- the balance of trust student loans that are delinquent in each delinquency period as of the end of that collection period;

- any amounts paid to any swap counterparty;

- the balance of any reserve account [and capitalized interest account,] after giving effect to changes in the balance on that distribution date;

- to the extent applicable, any amount drawn upon from any reserve account [and capitalized interest account,] with respect to such distribution date;

- [the amount received from and paid to each swap counterparty for such distribution date;]

- any applicable triggers or asset tests are then in effect (including whether a Rejected Guaranty Claims Trigger Event has occurred within the previous 90 days);

- [if applicable, the amount of trust student loans added during [a pre-funding period] [[or a revolving period] [[or a supplemental purchase period] and the amount of any required repurchases or substitutions of trust student loans, to the extent material, and the balance of any Trust Accounts as of both the prior and current distribution dates]; and

- amounts distributed to the holders of the excess distribution certificates and the uses of Available Funds to the extent not otherwise set forth above.

Evidence as to Compliance

The administration agreement will provide that a firm of independent public accountants will furnish to the trust and indenture trustee an annual report attesting to the administrator's compliance with the terms of the administration agreement, including all statutory provisions incorporated in the agreement. The accounting firm will base this report on its examination of various documents and records and on accounting and auditing procedures considered appropriate under the circumstances.

The administration agreement will require the administrator to deliver to the trust and indenture trustee, concurrently with each compliance report, a certificate signed by an officer of the administrator stating that, to such officer's knowledge, the administrator has fulfilled its obligations under that administration agreement. If there has been a material default the officer's certificate will describe the default. The administrator will agree to give the indenture trustee and trustee or eligible lender trustee, as applicable, notice of administrator defaults under the administration agreement.

You may obtain copies of these reports and certificates by a request in writing to the owner trustee or indenture trustee.

The administration agreement also will provide that the administrator will provide or obtain such compliance statements, assessments and attestations reports with respect to that trust as may be required pursuant to Items 1122 and 1123 of Regulation AB under the Securities Act.

Amendments to Transfer and Servicing Agreements

The parties to the transfer and servicing agreements may amend them without the consent of noteholders if, in the opinion of counsel satisfactory to the indenture trustee and eligible lender trustee or trustee, as applicable, the amendment will not materially and adversely affect the interests of the noteholders whose written consent has not been obtained, or to correct any manifest error in the terms of the related agreement as compared to the terms expressly set forth in this prospectus The parties may also amend the transfer and servicing agreements with the consent of a majority in interest of noteholders. However, such an amendment may not reduce the percentage of the notes required to consent to an amendment, without the consent of the holders of all of the outstanding notes.

TRADING INFORMATION

The weighted average lives of the notes generally will depend on the rate at which the principal balances of the related student loans are paid. Payments may be in the form of scheduled amortization or prepayments. For this purpose, prepayments include borrower prepayments in full or in part, including the discharge of student loans by consolidation loans, or as a result of:

- borrower default, death, disability or bankruptcy;

- the closing of the borrower's school;

- the school's false certification of borrower eligibility;

- liquidation of the student loan or collection of the related guarantee payments; and

- purchase of a student loan by the depositor or the servicer.

All of the student loans are prepayable at any time without penalty.

A variety of economic, social and other factors, including the factors described below, influence the rate at which student loans prepay. In general, the rate of prepayments may tend to increase when cheaper alternative financing becomes available. However, because many student loans bear interest at a rate that is either actually or effectively floating, it is impossible to predict whether changes in prevailing interest rates will correspond to changes in the interest rates on student loans.

On the other hand, scheduled payments on the student loans, as well as their maturities, may be extended due to applicable grace, deferment and forbearance periods, or for other reasons. The rate of defaults resulting in losses on student loans, as well as the severity and timing of those losses, may affect the principal payments and yield on the notes.

Some of the terms of payment that a seller offers to borrowers may extend principal payments on the notes. The sellers offer some borrowers loan payment terms which provide for an interest only period, when no principal payments are required, or graduated, phased-in amortization of the principal, in which case a greater portion of the principal amortization of the loan occurs in the later stages of the loan's life than if amortization were on a level payment basis. The sellers also offer income-sensitive repayment plans, under which repayments are based on the borrower's income. Under these plans, ultimate repayment may be delayed up to 15 years. If trust student loans have these payment terms, principal payments on the related notes could be affected.

In addition, the servicing agreement provides that the servicer may offer new incentive programs or repayment programs that currently are or in the future will be made available by the servicer, a seller or the administrator. If these benefits are made available to borrowers of trust student loans, the effect may be faster amortization of principal of the affected trust student loans. See "*The Companies' Student Loan Financing Business—Servicing—Incentive Programs*" in this prospectus.

In light of the above considerations, we cannot guarantee that principal payments will be made on the notes on any distribution date, since that will depend, in part, on the amount of principal collected on the trust student loans during the applicable period. As an investor, you will bear any reinvestment risk resulting from a faster or slower rate of prepayment of the loans.

Pool Factors

The pool factor for each class of notes will be a seven-digit decimal computed by the administrator before each distribution date. Each pool factor will indicate the remaining outstanding balance of the related class of notes, after giving effect to distributions to be made on that distribution date, as a fraction of the initial outstanding balance of that class. Each pool factor will initially be 1.0000000. Thereafter, it will decline to reflect reductions in the outstanding balance of the applicable class of notes. Your portion of the aggregate outstanding balance of a class of notes will be the product of:

- the original denomination of your note; and

- the applicable pool factor.

Noteholders will receive reports on or about each distribution date concerning various matters, including the payments the trust has received on the trust student loans, the Pool Balance, the applicable pool factor and various other items of information. See "*Additional Information Regarding the Notes—Reports to Noteholders*" in this prospectus.

DESCRIPTION OF THE NOTES

General

We have filed the form of the indenture as an exhibit to the registration statement of which this prospectus is a part. We will file the final indenture upon the filing of this prospectus. The following summary describes the important terms of the notes and the indenture. It does not cover every detail of the notes or the indenture and is subject to all of the provisions of the notes and the indenture.

Each class of notes will initially be represented by one or more notes, registered in the name of the nominee of The Depository Trust Company ("**DTC**") or, if provided in this prospectus, a nominee selected by the common depository for Clearstream Banking, *société anonyme* (known as Clearstream, Luxembourg), formerly known as Cedel Bank, *société anonyme*, and the Euroclear System in Europe. The notes will be available for purchase in book-entry form only or as otherwise provided in this prospectus. We have been informed by DTC that DTC's nominee will be Cede & Co., unless another nominee is specified in this prospectus. Accordingly, that nominee is expected to be the holder of record of the U.S. Dollar denominated notes of each class. Unless and until definitive notes are issued under the limited circumstances described in this prospectus, an investor in notes in book-entry form will not be entitled to receive a physical certificate representing a note. All references in this prospectus to actions by holders of notes in book-entry form refer to actions taken by DTC, Clearstream, Luxembourg or Euroclear, as the case may be, upon instructions from its participating organizations and all references in this prospectus to distributions, notices, reports and statements to holders of notes in book-entry form refer to distributions, notices, reports and statements to DTC, Clearstream, Luxembourg or Euroclear or its nominee, as the registered holder of the notes.

The Notes

The Class A Notes

[**Note: While this prospectus describes four classes of class A notes and one class of class B notes, this description is for illustrative purposes only and there may be more or fewer classes of class A (and/or class B) notes in any transaction and there may also be one or more classes of notes subordinate to the class B notes. In addition, more than one class of class A (or class B) notes (or other subordinate class(es) of notes) may pay principal pro rata with another class, or all of the class A (or class B) notes (or other subordinate class(es) of notes) may pay principal sequentially beginning with the class A-1 (or class B-1) notes (or in a comparable manner for any other subordinate class(es) of notes) until the class A (or class B) notes (or other subordinate class(es) of notes) with the highest numerical class designation is paid in full.**]

Distributions of Interest. Interest will accrue on the outstanding principal balances of the class A notes at their respective class A interest rates. Interest will accrue during each accrual period and will be payable to the class A noteholders on each distribution date. Interest accrued as of any distribution date but not paid on that distribution date will be due on the next distribution date together with an amount equal to interest on the unpaid amount at the applicable rate per annum specified in the definition of **Class A Note Interest Shortfall**. Interest payments on the class A notes for any applicable distribution date will generally be funded from Available Funds and the other sources of funds for payment described in this prospectus (subject to all prior required distributions). See *"—Distributions"* and *"—Credit Enhancement"* in this prospectus. If these sources are insufficient to pay the **Class A Noteholders' Interest Distribution Amount** for that distribution date, the shortfall will be allocated pro rata to the class A noteholders, based upon the total amount of interest then due on each class of class A notes.

Interest will be payable on each class of class A notes on each distribution date. The [class A-1, class A-2A and class A-3 notes] will bear an annual interest rate equal to the sum of ___-month LIBOR (except for the first accrual period) and the applicable spread listed in the table below:

Class	Spread
Class A-1	plus ____%
Class A-2A	plus ____%
Class A-3	plus ____%

LIBOR for the first accrual period will be determined by the following formula:

$$x + [\; (\underline{\quad}/\underline{\quad}) * (y-x) \;]$$

where:

$x = [\underline{\quad}]$-month LIBOR, and

$y = [\underline{\quad}]$-month LIBOR.

The administrator will determine LIBOR for each accrual period on the second business day before the beginning of that accrual period (such day, the "LIBOR Determination Date"). LIBOR, for any accrual period, will be the rate for deposits in U.S. Dollars having the specified maturity commencing on the first day of the accrual period, which appears on any service that displays the ICE Benchmark Administration Interest Settlement Rate (or any successor rate) as of 11:00 a.m., London time, on the related LIBOR Determination Date. For purposes of calculating LIBOR, a business day is any day on which banks in New York City and the City of London are open for the transaction of international business. For the LIBOR-based notes, interest due for any accrual period will be determined on an Actual/360 basis.

The first accrual period for the notes will consist of ___ days.

The [class A-2B notes] will bear an annual interest rate equal to ___%. Interest due for any accrual period will be determined on the basis of a 360-day year consisting of twelve 30-day months.

[**Note: While this prospectus describes the class A-2B notes as bearing interest at a fixed rate, this is for illustrative purposes only and any class of notes may bear interest based on LIBOR or at a fixed rate**.]

Distributions of Principal. [No principal payments will be made on the notes during the revolving period except under certain limited circumstances. Commencing on the distribution date following the end of the revolving period,] [Principal] payments will be made to the class A noteholders on each distribution date in an amount generally equal to the **Class A Noteholders' Principal Distribution Amount** for that distribution date, until the principal balance of each class of class A notes is reduced to zero.

Principal payments on the class A notes will generally be funded from Available Funds and the other sources of funds available for payment described in this prospectus (subject to all prior required distributions). See "—*Distributions*," "—*The Class B Notes—Distributions of Principal*" and "—*Credit Enhancement*" in this prospectus.

Amounts on deposit in the reserve account, other than amounts in excess of the **Specified Reserve Account Balance**, will not be available to make principal payments on the class A notes except at their final maturity or on the final distribution upon termination of the trust.

Principal payments generally will be applied on each distribution date in the priorities set forth under "—*Distributions*" in this prospectus.

The outstanding principal balance of each class of class A notes will be due and payable in full on its maturity date. The actual date on which the aggregate outstanding principal of and accrued interest on each class of class A notes is paid may be earlier than its maturity date, based on a variety of factors as described in "*Risk Factors—You Will Bear Prepayment and Extension Risk Due To Actions Taken By Individual Borrowers And Other Variables Beyond Our Control*" in this prospectus.

The Class B Notes

Distributions of Interest. Interest will accrue on the outstanding principal balance of the class B notes at the class B interest rate. Interest will accrue during each accrual period and will be payable to the class B noteholders on each distribution date. Interest accrued as of any distribution date but not paid on that distribution date will be due on the next distribution date together with an amount equal to interest on the unpaid amount at the class B interest rate. Interest payments on the class B notes for any distribution date will generally be funded from Available Funds and the other sources of funds available for payment described in this prospectus (subject to all prior required distributions). See "—*Distributions,*" "—*Credit Enhancement—Reserve Account*", and "—*Credit Enhancement—Subordination of the Class B Notes*" in this prospectus.

Interest will be payable on the class B notes on each distribution date. The class B notes will bear an annual interest rate equal to the sum of _____-month LIBOR (except for the first accrual period) and _____%.

LIBOR for the first accrual period will be determined by the following formula:

$$x + [\ (\underline{\quad}/\underline{\quad\quad}) * (y-x) \ ]$$

where:

$x = [\underline{\quad}]$-month LIBOR, and

$y = [\underline{\quad}]$-month LIBOR.

The administrator will determine LIBOR for each accrual period on the second business day before the beginning of that accrual period. LIBOR for the class B notes will be determined as described under "*The Class A Notes—Distribution of Interest*" in this prospectus.

The first accrual period for the class B notes will consist of __ days.

Distributions of Principal. Principal payments will be made to the class B noteholders on each distribution date [after the class A notes have been paid in full], in an amount generally equal to the **Class B Noteholders' Principal Distribution Amount** for that distribution date until the principal balance of the class B notes is reduced to zero. Principal payments on the class B notes will generally be funded from Available Funds and the other sources of funds described in this prospectus (subject to all prior required distributions). Amounts on deposit in the reserve account, other than amounts in excess of the Specified Reserve Account Balance, will not be available to make principal payments on the class B notes except at their maturity or on the final distribution upon termination of the trust. See "—*Distributions*" and "—*Credit Enhancement—Reserve Account*" in this prospectus.

Principal payments generally will be applied on each distribution date in the priorities set forth under "—*Distributions*" in this prospectus.

The outstanding principal balance of the class B notes will be due and payable in full on the class B maturity date. The actual date on which the outstanding principal of and accrued interest on the class B notes is paid may be earlier than its maturity date, based on a variety of factors as described in "*You Will Bear Prepayment and Extension Risk Due To Actions Taken By Individual Borrowers And Other Variables Beyond Our Control*" under "*Risk Factors*" in this prospectus.

Notwithstanding the foregoing, if:

(1)   on any distribution date following distributions under clauses (a) through [(h)] under "*—Distributions—Distributions from the Collection Account*" in this prospectus to be made on that distribution date, the outstanding principal balance of the class A notes, would be in excess of:

- the outstanding principal balance of the trust student loans, plus

- any accrued interest on the trust student loans as of the last day of the related collection period that is expected to be capitalized, plus

- [**Capitalized Interest**, plus]

- the balance of the reserve account on the distribution date following those distributions made under clauses (a) through [(h)] under *"—Distributions—Distributions from the Collection Account"* below, minus

- the Specified Reserve Account Balance for that distribution date, or

(2)   an event of default under the indenture affecting the class A notes has occurred and is continuing,

then, until the conditions described in (1) or (2) above no longer exist, the amounts on deposit in the collection account and the reserve account will be applied on that distribution date and each applicable subsequent distribution date to the payment of the **Class A Noteholders' Distribution Amount** before any amounts are applied to the payment of the **Class B Noteholders' Distribution Amount**.

[RC Certificate]

[Under the trust agreement, the trust will also issue the RC certificate. The RC certificate is not being offered hereby [and will be retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor until the latest to occur of: (1) [two] years from the closing date, (2) the date the Pool Balance is one-third or less of the Initial Pool Balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes, in order to comply with the credit risk retention requirements of the Dodd-Frank Act and Regulation RR [when taken together with [the other classes of notes] [the excess distribution certificate] retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor]]. The RC certificate will have a principal balance but will not bear interest. Distributions, if any, on the RC certificate will be made only after the principal balance of each class of notes has been reduced to zero. The principal balance of the RC certificate will be allocated Realized Losses on the trust student loans as such losses are incurred by the trust until the principal balance of such RC certificate is reduced to zero.].

[Supplemental Purchase Period]

[During the supplemental purchase period, which is the period beginning on the closing date and ending on _____, 20__ **[a date immediately prior to first distribution date]**, the eligible lender trustee, on behalf of the trust, will be permitted to purchase additional trust student loans, to the extent that: (1) they are eligible student loans, (2) they are purchased by the depositor from one of the sellers, and (3) there are sufficient amounts on deposit in the supplemental purchase account. The supplemental purchase account will be created with an initial deposit by the trust on the closing date of cash or eligible investments. The initial deposit will equal the excess, if any, of the Pool Balance as of the statistical cutoff date over the Pool Balance as of the closing date, but not to exceed 10% of the Pool Balance as of the statistical cutoff date. This account will not be replenished.

Subject to the availability of eligible student loans, the applicable seller will have the right to sell to the depositor additional trust student loans, and subject to the availability of funds in the supplemental purchase account, the depositor will purchase such additional trust student loans, to be sold to the trust, at a price equal to 100% of the sum of (i) the outstanding principal balance of each additional trust student loan and (ii) all accrued interest to be capitalized.

As a condition to any sale, all of the additional trust student loans will be required to satisfy the eligibility criteria as described under "*The Trust Student Loan Pool*" in this prospectus.

The eligible lender trustee, on behalf of the trust, will purchase from the depositor and the depositor will purchase and sell to the eligible lender trustee, on behalf of the trust, all additional trust student loans purchased from the applicable seller immediately following the purchase of such loans. The eligible lender trustee will have no obligation to determine whether a loan is an eligible student loan.

Any amounts remaining on deposit in the supplemental purchase account at the end of the supplemental purchase period will be transferred to the collection account on the business day immediately following the end of that period and included as a part of Available Funds for the initial distribution date.]

[Pre-Funding Period]

[During the pre-funding period, which is the period beginning on the closing date and ending on the last day of the funding period, the eligible lender trustee, on behalf of the trust, will be permitted to purchase additional trust student loans, to the extent that: (1) they are eligible student loans, (2) they are purchased by the depositor from one of the sellers, and (3) there are sufficient amounts on deposit in the supplemental purchase account. The pre-funding account will be created with an initial deposit by the trust on the closing date of cash or eligible investments. The initial deposit will equal $_____ **[amount not to exceed 25% of the offering proceeds [less amounts deposited in the supplemental purchase account]]**. This account will not be replenished. The funding period will end on the earliest of (1) _____, 20__ [**a date no later than one year following the closing date**], (2) the occurrence of an event of default under the indenture, (3) the occurrence of a servicer default under the servicing agreement, [and] (4) [**the occurrence of specified pool performance triggers**].

Subject to the availability of eligible student loans, the applicable seller will have the right to sell to the depositor additional trust student loans, and subject to the availability of funds in the pre-funding account, the depositor will purchase such additional trust student loans, to be sold to the trust, at a price equal to [100%] of the sum of (i) the outstanding principal balance of each additional trust student loan and (ii) all accrued interest to be capitalized.

As a condition to any sale, all of the additional trust student loans will be required to satisfy the eligibility criteria as described under "*The Trust Student Loan Pool*" in this prospectus.

The eligible lender trustee, on behalf of the trust, will purchase from the depositor and the depositor will purchase and sell to the eligible lender trustee, on behalf of the trust, all additional trust student loans purchased from the applicable seller immediately following the purchase of such loans. The eligible lender trustee will have no obligation to determine whether a loan is an eligible student loan.

Any amounts remaining on deposit in the pre-funding account at the end of the pre-funding period will be transferred to the collection account on the business day immediately following the end of that period and included as a part of Available Funds for the next distribution date.]

[Revolving Period]

[During the revolving period, which is the period beginning on the closing date and ending on the last day of the revolving period, the eligible lender trustee, on behalf of the trust, will be permitted to purchase additional trust student loans, to the extent that: (1) they are eligible student loans, (2) they are purchased by the depositor from one of the sellers, and (3) there are sufficient amounts on deposit in the additional loan account. The additional loan account will be funded during the revolving period by amounts that would otherwise be distributable as principal of the notes. The revolving period will end on the earliest of (1) _____, 20___ [**insert date no later than three years from the closing date**], (2) the occurrence of an event of default under the indenture, (3) the occurrence of a servicer default, [and] [(4) **the occurrence of specified pool performance triggers**].

Subject to the availability of eligible student loans, the applicable seller will have the right to sell to the depositor additional trust student loans, and subject to the availability of funds in the additional loan account, the depositor will purchase such additional trust student loans, to be sold to the trust, at a price equal to [100%] of the sum of (i) the outstanding principal balance of each additional trust student loan and (ii) all accrued interest to be capitalized.

As a condition to any sale, all of the additional trust student loans will be required to satisfy the eligibility criteria as described under "*The Trust Student Loan Pool*" in this prospectus.

The eligible lender trustee, on behalf of the trust, will purchase from the depositor and the depositor will purchase and sell to the eligible lender trustee, on behalf of the trust, all additional trust student loans purchased from the applicable seller immediately following the purchase of such loans. The eligible lender trustee will have no obligation to determine whether a loan is an eligible student loan.

Any amounts remaining on deposit in the additional loan account at the end of the revolving period will be transferred to the collection account on the business day immediately following the end of that period and included as a part of Available Funds for the initial distribution date.]

Distributions

Deposits into the Collection Account

On the closing date, the trust will make an initial deposit into the collection account of cash or eligible investments equal to $_____ plus the excess, if any, of the Pool Balance as of the statistical cutoff date over the Pool Balance as of the closing date, to the extent such excess amount is not deposited into the supplemental purchase account. [In addition, the trust will make an initial deposit into the [pre-funding account] [supplemental purchase account] of $___ available to purchase eligible student loans during [the pre-funding period] [supplemental purchase period].]

On or before the business day immediately prior to each distribution date, the servicer and the administrator will provide the indenture trustee with certain information as to the preceding collection period, including the amount of Available Funds received from the trust student loans and the aggregate purchase amount of the trust student loans to be purchased from the trust by the sellers, the depositor or the servicer.

The servicer will deposit all payments on the trust student loans and all proceeds of the trust student loans collected by it during each collection period into the collection account within two business days of receipt. The eligible lender trustee will deposit all interest subsidy payments and all special allowance payments on the trust student loans received by it for each collection period into the collection account within two business days of receipt. See *"Servicing and Administration—Payments on Student Loans"* in this prospectus.

Distributions from the Collection Account

On or before each distribution date, the administrator will instruct the indenture trustee to make the following deposits and distributions in the amounts and in the order of priority shown below, except as otherwise provided under "—*The Notes—The Class A Notes—Distributions of Principal*" and "—*The Notes—The Class B Notes—Distributions of Principal*" in this prospectus, to the extent of Available Funds for that distribution date, together with amounts transferred from the reserve account [and the capitalized interest account] with respect to that distribution date (solely with respect to clauses (a), (b), (c) and (d) below for that distribution date):

(a)   to the servicer, the primary servicing fee due on that distribution date;

(b)   sequentially in this order (i) to the administrator, the administration fee due on that distribution date and all prior unpaid administration fees, then (ii) subject to the **Annual ARR Fee Cap**, to the asset representations reviewer, the amount of all fees then due and payable to the asset representations reviewer on such distribution date, then (iii) subject to the Annual ARR Fee Cap, to the asset representations reviewer, the amount of all fees and expenses then due and payable with respect to any ongoing or completed asset representations review.

(c)   [pro rata, based on the aggregate principal balance of the [class A] notes and the amount of any swap termination payment and trust swap payment due and payable by the trust to each swap counterparty under this clause (c)]:

    [(1)]   to the class A noteholders, the Class A Noteholders' Interest Distribution Amount, pro rata, based on the amounts payable as Class A Noteholders' Interest Distribution Amount;

    [(2)   to each swap counterparty, the amount of any termination payment due to the swap counterparty under the related swap agreement due to a swap termination event resulting from a payment default by the trust or the insolvency of the trust; provided, that if any amounts allocable to the class A notes are not needed to pay the Class A Noteholders' Interest Distribution Amount as of such distribution date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid; and

    (3)   to each swap counterparty, the amount of interest at the related floating rate of interest due to each swap counterparty under the related Swap Agreement;]

(d)   to the class B noteholders, the Class B Noteholders' Interest Distribution Amount;

(e)   to the reserve account, the amount, if any, necessary to reinstate the balance of the reserve account to the Specified Reserve Account Balance;

(f)   to the class A-1 noteholders the Class A Noteholders' Principal Distribution Amount, until the principal balance of the class A-1 notes is paid in full;

(g) to the class A-2A and class A-2B noteholders, pro rata based on the outstanding principal balances of the class A-2A and class A-2B notes, the Class A Noteholders' Principal Distribution Amount, until the principal balances of the class A-2A and class A-2B notes are paid in full;

(h)   to the class A-3 noteholders, the Class A Noteholders' Principal Distribution Amount, until the principal balance of such class is paid in full;

(i)   to the class B noteholders, the Class B Noteholders' Principal Distribution Amount until the principal balance of such class is paid in full;

[(j)]   [on or after the distribution date occurring in _____ 20__, first, to the class A-1 noteholders, second, pro rata to the class A-2A and class A-2B noteholders, third, to the class A-3 noteholders and fourth, to the class B noteholders, any remaining amounts after application of the preceding clauses, until the principal balance of each such class is paid in full;]

[(k)]   to the asset representations reviewer, the indenture trustee, the eligible lender trustee, the owner trustee [and the Delaware trustee,] pro rata, based on amounts due, any unpaid fees and expenses, including without limitation any indemnity amounts, to the extent such amounts have not been paid by the administrator or accrued but unpaid amounts owed to the asset representations reviewer pursuant to clauses (b)(ii) and (b)(iii) above;

[(l)]   to the servicer, the aggregate unpaid amount of the carryover servicing fee, if any;

[(m)]   in the event the trust student loans are not sold on the earliest possible trust auction date, on each subsequent distribution date, first to the class A-1 notes until its principal balance is paid in full; second, pro rata to the class A-2A and class A-2B notes until the principal balance of the class A-2A and class A-2B notes are paid in full; third, to the class A-3 notes until its principal balance is paid in full; and fourth, to the class B notes until its principal balance is paid in full;

[(n)]   [if applicable, to any swap counterparty, pro rata, the amount of any swap termination payments due to the swap counterparty not payable in clause (c)(2) above;]

[(o)]   [after the aggregate outstanding principal balance of the notes has been reduced to zero, to the RC certificateholder, until the principal balance thereof has been reduced to zero, any remaining amounts after application of the preceding clauses;] and

[(p)]   [to the excess distribution certificateholder, any remaining amounts after application of the preceding clauses].

Notwithstanding the foregoing, the indenture trustee shall be entitled to reimburse itself, the eligible lender trustee, the owner trustee [and the Delaware trustee] for any fees and expenses (including without limitation any indemnity amounts) owed to such parties under the indenture, the interim trust agreements, [the eligible lender trustee agreement,] or the trust agreement, as applicable, prior to making any payments under clauses (a) through (p) above, to the extent any fees and expenses of such parties (including without limitation any indemnity amounts) are not reimbursed by the administrator. Distributions to the indenture trustee, the eligible lender trustee, the owner trustee [and the Delaware trustee] paid from the trust prior to other distributions of Available Funds will be paid pro rata, based on amounts due, and will not exceed the **Annual Trustee Expense Cap**.

Distributions Following an Event of Default and Acceleration of the Maturity of the Notes

After any of the following:

- an event of default under the indenture relating to the payment of principal of any class of notes at their maturity date or to the payment of interest on any class of notes which has resulted in an acceleration of the maturity of the notes; provided that, failure to pay interest on the class B notes due to insufficient Available Funds shall not be an event of default so long as the class A notes are then outstanding,

- an event of default under the indenture relating to an insolvency event or a bankruptcy with respect to the trust which has resulted in an acceleration of the maturity of the notes, or

- a liquidation of the trust assets following any event of default under the indenture,

the priority of distributions changes. In particular, payments on the notes on each distribution date following the acceleration of the maturity of the notes as provided above will be made in the following order of priority:

FIRST: pro rata, to the indenture trustee, for annual fees and any other amounts due and owing under the indenture, to the asset representations reviewer for any and all amounts due and owing under the asset representations review agreement, including any amounts for any asset representations reviews performed by the asset representations reviewer, and to the eligible lender trustee, the owner trustee [and Delaware trustee,] for annual fees and any other amounts due and owing under the trust agreement and the eligible lender trust agreement (but, in each case, only to the extent not paid by the administrator or the depositor), in each case without regard to the Annual Trustee Expense Cap but, with respect to payments to the asset representations reviewer, subject to the Annual ARR Fee Cap;

SECOND: to the servicer, the primary servicing fee due on that distribution date;

THIRD:　　　　to the administrator, the administration fee due on that distribution date and all prior unpaid administration fees;

FOURTH:　　　[pro rata, based on the aggregate principal balance of the [class A] notes and the amount of any swap termination payment and trust swap payment due and payable by the trust to each swap counterparty under this FOURTH]:

>　　[(1)]　to the class A noteholders, the Class A Noteholders' Interest Distribution Amount, pro rata, based on the amounts payable as Class A Noteholders' Interest Distribution Amount;

>　　[(2)　to each swap counterparty, the amount of any termination payment due to the swap counterparty under the related swap agreement due to a swap termination event resulting from a payment default by the trust or the insolvency of the trust; provided, that if any amounts allocable to the class A notes are not needed to pay the Class A Noteholders' Interest Distribution Amount as of such distribution date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid; and

>　　(3)　to each swap counterparty, the amount of interest at the related floating rate of interest due to each swap counterparty under the related Swap Agreement;]

FIFTH:　　　　to the class A noteholders, an amount sufficient to reduce the respective principal balances of the class A notes to zero [sequentially], [pro rata, based on the outstanding principal balance of each class of class A notes];

SIXTH:　　　　to the class B noteholders, the Class B Noteholders' Interest Distribution Amount;

SEVENTH:　　　to the class B noteholders, an amount sufficient to reduce the principal balance of the class B notes to zero;

EIGHTH:　　　first, to the servicer, the aggregate unpaid amount of the carryover servicing fee, if any, and second, to the asset representations reviewer, any and all amounts due and owing under the asset representations review agreement not payable in the FIRST payment above due to the Annual ARR Fee Cap;

NINTH:　　　　[if applicable, to any swap counterparty or counterparties, pro rata, the amount of any swap termination payments due to such swap counterparty not payable in clause (2) of the FOURTH payment above;]

TENTH:　　　　[to the RC certificateholder, until the principal balance thereof has been reduced to zero, any remaining amounts after application of the preceding clauses;] and

[ELEVENTH:]   [to the excess distribution certificateholder, any remaining amounts after application of the preceding clauses.]

Credit Enhancement

Excess Interest

On any distribution date, excess interest is equal to the amount of interest received on the trust student loans that exceeds the amount of interest due and payable on the notes.

Reserve Account

The reserve account will be created with an initial deposit by the trust on the closing date of cash or eligible investments in an amount equal to approximately $_____. The reserve account may be replenished on each distribution date, by deposit into it of the amount, if any, necessary to reinstate the balance of the reserve account to the Specified Reserve Account Balance from the amount of Available Funds remaining after payment for that distribution date under clauses [(a)] through [(d)] under *"—Distributions—Distributions from the Collection Account"* in this prospectus.

If the market value of cash and eligible investments in the reserve account on any distribution date is sufficient to pay the remaining principal balance of and interest accrued on the notes and any carryover servicing fee, these assets will be so applied on that distribution date.

If the amount on deposit in the reserve account on any distribution date after giving effect to all deposits or withdrawals from the reserve account on that distribution date is greater than the Specified Reserve Account Balance for that distribution date, subject to certain limitations, the administrator will instruct the indenture trustee to deposit the amount of the excess into the collection account for distribution on that distribution date.

Amounts held from time to time in the reserve account will continue to be held for the benefit of the trust. Funds will be withdrawn from cash in the reserve account on any distribution date to the extent that the amount of Available Funds on that distribution date is insufficient to pay any of the items specified in clauses [(a), (b), (c) and (d)] under *"—Distributions—Distributions from the Collection Account"* in this prospectus. These funds also will be withdrawn at maturity of a class of notes or on the final distribution upon termination of the trust to the extent that the amount of Available Funds at that time is insufficient to pay any of the items specified in clauses [(f), (g), (h), and (i)] and, in the case of the final distribution upon termination of the trust, clauses [(j), through (p)] under *"—Distributions—Distributions from the Collection Account"* in this prospectus. [Funds from the reserve account shall only be applied to cover such shortfalls after application of funds in the capitalized interest account.]

The reserve account is intended to enhance the likelihood of timely distributions of interest to the noteholders and to decrease the likelihood that the noteholders will experience losses. In some circumstances, however, the reserve account could be reduced to zero. Except on the final distribution upon termination of the trust, amounts on deposit in the reserve account, other than amounts in excess of the Specified Reserve Account Balance, will not be available to cover any carryover servicing fees. Amounts on deposit in the reserve account will be available to pay principal on the notes and accrued interest at the maturity of the notes, and to pay the carryover servicing fee on the final distribution upon termination of the trust.

[Notwithstanding the foregoing, funds on deposit in the reserve account may be withdrawn by the administrator at any time to pay any amounts owed to the Department of Education in respect of any shortfalls in amounts on deposit in the floor income rebate account as described below under "*Summary of Terms—Floor Income Rebate Account*" in this prospectus.]

[*Capitalized Interest Account*

The capitalized interest account will be created with an initial deposit by the trust on the closing date of cash or eligible investments in an amount equal to $[_____]. The initial deposit will not be replenished.

Amounts held from time to time in the capitalized interest account will be held for the benefit of the class A noteholders and the class B noteholders, as applicable. If on any distribution date through the _____ 20__ distribution date, the amount of Available Funds is insufficient to pay any of the items specified in clauses [(a)] through [(d)] under "*—Distributions—Distributions from the Collection Account*" in this prospectus, amounts on deposit in the capitalized interest account on that distribution date will be withdrawn by the indenture trustee to cover such shortfalls, to the extent of funds on deposit therein, and will be allocated in the same order of priority shown under "*—Distributions—Distributions from the Collection Account*" in this prospectus.

Funds on deposit in the capitalized interest account on the _____ 20__ distribution date in excess of $_____ will be transferred to the collection account and included as Available Funds on that distribution date. All funds remaining on deposit in the capitalized interest account on the _____ 20__ distribution date will be transferred to the collection account and included in Available Funds on that distribution date. [**Note: Withdrawals of excess sums from the capitalized interest account may instead be formulated to be released over time if certain triggers are satisfied and maintained**.]

The capitalized interest account is intended to enhance the likelihood of timely distributions of interest to the noteholders through the _____ 20__ distribution date.

Amounts in the capitalized interest account will be withdrawn to the extent necessary to cover these shortfalls on each distribution date before any withdrawal from the reserve account.]

Overcollateralization

Overcollateralization is the amount by which the Pool Balance exceeds the principal balance of the notes. Overcollateralization means there will be additional cashflow from collections on the trust student loans that will be available to cover losses on **Defaulted Loans** in excess of the amounts received from the related guarantors. The application of available funds set forth above under "—*Distributions—Distributions from the Collection Account*" in this prospectus is designed to build the level of overcollateralization to, and maintain it at, the **Specified Overcollateralization Amount**. The initial amount of overcollateralization for the notes will be $_____, or _____% of the [Initial] Pool Balance. The amount of overcollateralization will vary from time to time depending on the rate and timing of principal payments on the trust student loans, capitalization of interest, certain borrower fees and the incurrence of losses, if any, on the trust student loans.

Subordination of the Class B Notes. On any distribution date, distributions of interest on the class B notes will be subordinated to the payment of interest on the class A notes and principal payments on the class B notes will be subordinated to the payment of both interest and principal of the class A notes. Consequently, on any distribution date, Available Funds and amounts on deposit in the reserve account remaining after payment of the primary servicing fee and the administration fee will be applied to the payment of interest on the class A notes prior to any payment of interest on the class B notes, and no payments of the principal balance of the class B notes will be made on that distribution date until the class A notes have received the Class A Noteholders' Principal Distribution Amount for that distribution date.

Floor Income Rebate Account

The administrator will establish and maintain a floor income rebate account as an asset of the trust in the name of the indenture trustee. On or before each distribution date, the administrator will instruct the indenture trustee to transfer from the collection account to the floor income rebate account the monthly accrual of interest paid by borrowers on trust student loans originated on or after April 1, 2006 that exceeds the special allowance support levels applicable to such trust student loans, which we refer to in this prospectus as "floor income." These deposited amounts will be used to offset the amount of floor income, if any, expected to be netted by the Department of Education against the interest subsidy payments and/or special allowance payments otherwise due to the trust for that collection period. Once the Department of Education has netted all payments, which currently occurs on a quarterly basis, on the next succeeding distribution date all sums on deposit in the floor income rebate account during the previous collection period will be withdrawn and included in Available Funds on such date.

[Swap Agreement[s]]

[Note: to be included only if an interest rate swap will be entered into on the closing date]

[On the closing date, the trust will enter into [an] [one or more] interest rate swap agreement[s] with [_____] and [_____ each of] which is an **Eligible Swap Counterparty**, to hedge the basis risk that results from the payment of a fixed rate of interest on the [class A-2B notes]. We sometimes refer to the interest rate swap agreement[s, collectively,] as the "swap agreement," and the interest rate swap counterparty[ies, collectively,] as the "swap counterparty."

As of the closing date, the **Significance Percentage** of each swap agreement is [less than 10%] [at least 10% but less than 20%].

[Note: Section to be modified based upon the actual terms of each swap agreement] The swap agreement will be documented under a 1992 ISDA Master Agreement (Multicurrency-Cross Border) modified to reflect the terms of the notes, the indenture and the trust agreement.

Under each swap agreement, the swap counterparty will make the payments described below to the administrator on behalf of the trust, on or before the third business day preceding each distribution date while the swap agreement is still in effect.

Under each swap agreement, the swap counterparty will pay to the trust an amount equal to the product of:

- a fixed rate of interest with respect to the [class A-2B notes],

- the outstanding principal balance of the [class A-2B notes] immediately following the preceding distribution date (or with respect to the first distribution date, the closing date); and

- a fraction, the numerator of which is 90 (or, with respect to the first distribution date,   ) and the denominator of which is 360.

All amounts received from any swap counterparty will be deposited into the collection account and will become part of Available Funds on the next distribution date.

In exchange for each swap counterparty's payments under the swap agreement, the trust will pay to such swap counterparty from Available Funds [and, if necessary the [capitalized interest account and] [the reserve account]], on or before each distribution date while the related swap agreement is still in effect, prior to interest payments on the notes, an amount equal to the product of:

- a LIBOR-based floating rate of interest (provided that LIBOR for the first accrual period will be determined using the same formula that applies to the LIBOR-based notes);

- the outstanding principal balance of the related class of notes immediately following the preceding distribution date (or with respect to the first distribution date, the closing date); and

- a fraction, the numerator of which is the actual number of days elapsed in the related accrual period and the denominator of which is 360.

The payment obligations of the trust and each swap counterparty under the related swap agreement will be netted.

Termination Date. Each swap agreement will terminate on the earlier to occur of: (i) the distribution date on which the outstanding principal balance of the [class A-2B] notes is reduced to zero; or (ii) the maturity date of the [class A-2B] notes. Each swap agreement may terminate earlier than that date if an event of default or termination event occurs.

Modifications and Amendment of the Swap Agreement[s]. The trust agreement and the indenture will contain provisions permitting the eligible lender trustee, with written notice to the indenture trustee, to enter into amendments to each swap agreement to cure any ambiguity in, or correct or supplement any provision of the related swap agreement, so long as the administrator determines that the amendment will not adversely affect the interest of the noteholders whose written consent has not been obtained.

Default Under the Swap Agreement[s]. Events of default under each swap agreement are limited to:

- the failure of the trust or any swap counterparty to pay or deliver any amount when due under the related swap agreement after giving effect to the applicable grace period;

- the occurrence of certain events of bankruptcy and insolvency;

- an acceleration of the principal of the notes following an event of default under the indenture (other than an event of default relating to a breach of any covenant or a violation of any representation or warranty) which acceleration has become non-rescindable and non-waivable;

- an acceleration of the principal of the notes following an event of default under the indenture for a breach of any covenant or a violation of any representation or warranty which acceleration has become non-rescindable and non-waivable, and pursuant to which the indenture trustee has liquidated the trust student loans; and

- the following other standard events of default under the 1992 ISDA Master Agreement, as modified by the terms of each swap agreement: "Breach of Agreement" (not applicable to the trust), "Credit Support Default", "Misrepresentation" (not applicable to the trust), "Default Under Specified Transaction" (not applicable to the trust), "Cross-Default" (not applicable to the trust) and "Merger Without Assumption" (not applicable to the trust), as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v), 5(a)(vi) and 5(a)(viii), respectively, of the 1992 ISDA Master Agreement.

Termination Events. Each swap agreement will contain usual and customary termination events, as well as additional termination events. The additional termination events include (i) the failure of a swap counterparty to comply with certain requirements associated with the downgrade of its credit ratings and (ii) the occurrence of certain other events, in each case as specified in the related swap agreement.

Early Termination of the Swap Agreement[s]. Upon the occurrence of any event of default under a swap agreement or a termination event, the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date. The trust may not designate an early termination date without the consent of the administrator.

Upon any early termination of a swap agreement, either the trust or a swap counterparty, as the case may be, may be liable to make a termination payment to the other, regardless of which party has caused that termination. The amount of that termination payment will be based on the value of the swap transaction as computed in accordance with the procedures in the related swap agreement. In the event that the trust is required to make a termination payment following an event of default or termination event under a swap agreement, the payment will be payable pari passu with the Class A Noteholders' Interest Distribution Amount unless (i) an event of default occurs with respect to which the related swap counterparty is the defaulting party or (ii) a termination event (other than "Illegality" or a "Tax Event", as described in Sections 5(b)(i) and 5(b)(ii), respectively, of the 1992 ISDA Master Agreement) or additional termination event occurs with respect to which the related swap counterparty is the sole affected party, in which case such payment will be payable after the payment of certain additional amounts on the related distribution date, as described under "*Description of the Notes—Distributions—Distributions from the Collection Account*" and "*—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus. However, in the event that a termination payment is owed to a swap counterparty following any other event of default by the trust under the related swap agreement, any swap default resulting from a default of a swap counterparty or a termination event under the related swap agreement, the termination payment will be subordinate to the right of the noteholders to receive full payment of principal of and interest on the notes on that distribution date, to the replenishment of the reserve account to the Specified Reserve Account Balance, to any unpaid fees and expenses of the indenture trustee, and to the payment of any carryover servicing fee.

Upon termination of a swap agreement, the administrator, on behalf of the trust will attempt to enter into a replacement swap agreement on substantially the same terms as the original swap agreement. However, no assurance can be given that this will be possible under then existing economic or market conditions or that the trust will have sufficient funds available for this purpose.]

[Interest Rate Cap Agreement[s]]

[Note: to be included only if an interest rate cap will be entered into on the closing date]

[On the closing date, the trust will enter into [an] [one or more] interest rate cap agreement[s] with [_____] and [_____ each of] which is an **Eligible Cap Counterparty**, to hedge the basis risk resulting from LIBOR fluctuations. We sometimes refer to the interest rate cap agreement[s, collectively,] as the "cap agreement[s]" and the interest rate cap counterpart[y][ies, collectively,] as the "cap counterpart[y][ies]."

As of the closing date, the **Significance Percentage** of each cap agreement is [less than 10%].

[Note: Section to be modified based upon the actual terms of each cap agreement] The cap agreement will be documented under a 1992 ISDA Master Agreement (Multicurrency-Cross Border) modified to reflect the terms of the notes, the indenture and the trust agreement.

Under each cap agreement, the cap counterparty will make the payments described below to the administrator on behalf of the trust, on or before the third business day preceding each distribution date while the cap agreement is still in effect.

Under each cap agreement, the cap counterparty will pay to the trust an amount equal to the product of:

- the greater of (i) zero, and (ii) the excess of [___]-month LIBOR over ____%; and

- a notional amount equal to $[_____].

All amounts received from any cap counterparty will be deposited into the collection account and will become part of Available Funds on the next distribution date.

In exchange for each cap counterparty's payments under the cap agreement, the trust will pay an upfront payment (the "cap payment") to such cap counterparty, on the closing date, from proceeds of the sale of the notes (or, if the trust enters into a replacement cap agreement during the transaction, prior to interest payments on the notes).

Modifications and Amendment of the Cap Agreement[s]. The trust agreement and the indenture will contain provisions permitting the eligible lender trustee, with written notice to the indenture trustee, to enter into amendments to each cap agreement to cure any ambiguity in, or correct or supplement any provision of the related cap agreement, so long as the administrator determines that the amendment will not adversely affect the interest of the noteholders whose written consent has not been obtained.

Default Under the Cap Agreement[s]. Events of default under each cap agreement are limited to:

- the failure of the cap counterparty to pay or deliver any amount when due under the related cap agreement after giving effect to the applicable grace period;

- the occurrence of certain events of bankruptcy and insolvency;

- an acceleration of the principal of the notes following an event of default under the indenture (other than an event of default relating to a breach of any covenant or a violation of any representation or warranty) which acceleration has become non-rescindable and non-waivable;

- an acceleration of the principal of the notes following an event of default under the indenture for a breach of any covenant or a violation of any representation or warranty which acceleration has become non-rescindable and non-waivable, and pursuant to which the indenture trustee has liquidated the trust student loans; and

- the following other standard events of default under the 1992 ISDA Master Agreement, as modified by the terms of each cap agreement: "Breach of Agreement" (not applicable to the trust), "Credit Support Default", "Misrepresentation" (not applicable to the trust), "Default Under Specified Transaction" (not applicable to the trust), "Cross-Default" (not applicable to the trust) and "Merger Without Assumption" (not applicable to the trust), as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v), 5(a)(vi) and 5(a)(viii), respectively, of the 1992 ISDA Master Agreement.

Termination Events. Each cap agreement will contain usual and customary termination events, as well as additional termination events.

Early Termination of the Cap Agreement[s]. Upon the occurrence of any event of default under a cap agreement or a termination event, the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date. The trust may not designate an early termination date without the consent of the administrator.

Upon any early termination of a cap agreement, the trust cap counterparty may be liable to make a termination payment to the trust. The amount of that termination payment will be based on the value of the cap transaction as computed in accordance with the procedures in the related cap agreement.

Upon termination of a cap agreement, the administrator, on behalf of the trust will attempt to enter into a replacement cap agreement on substantially the same terms as the original cap agreement. However, no assurance can be given that this will be possible under then existing economic or market conditions or that the trust will have sufficient funds available for this purpose.]

[Swap/Cap Counterparty(ies)]

[**Note: A description of general character of swap/cap counterparty's business and, depending on the applicable Significance Percentage, any required financial disclosure will be included as applicable and as supplied by the swap/cap counterparty.**] [_____, a _____ [corporation] [limited liability company] [and _____, a _____ [corporation] [limited liability company]] will be the swap [counterparty] [counterparties].]

Notice of Interest Rates

Information concerning the past and current LIBOR and the interest rates applicable to the notes, will be available on the administrator's website at: https://www.navient.com/about/investors/debtasset/navientsltrusts/issuedetails/2014/2014-8.aspx or by telephoning the administrator at 1-800-321-7179 between the hours of 9:00 a.m. and 4:00 p.m. Eastern time on any business day and will also be available through Reuters Screen LIBOR01 Page or Bloomberg L.P.

Trust Fees

The table below sets forth the fees payable by or on behalf of the trust.*

Party	Amount
Servicer	The primary servicing fee[1] for any month will equal the sum of the monthly servicing fees for the trust student loans owned by the trust during that month. The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal [(i) $_____ per month per borrower for trust student loans that are in in-school status, (ii) $_____ per month per borrower for trust student loans that are in grace status and (iii) $_____ per month per borrower for all other trust student loans. For purposes of calculating the primary servicing fee for any month, a trust student loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate.] [The monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal $____ per month per borrower.] [In In no event, however, will the primary servicing fee for any month exceed $\frac{1}{12}$ of _____% of the outstanding principal balance of the trust student loans.]
Administrator[1]	$_____ per collection period, payable in arrears.
Indenture Trustee and Eligible Lender Trustee[2]	Up to $_____ per annum, payable in advance.
Delaware Trustee[3]	$_____ per annum, payable in advance.
Asset Representation Reviewer[4]	[$_____ per _____, payable in [arrears] [advance].]

_____

*   Does not include amounts due for costs, expenses and indemnity payments (which are subject to applicable caps regarding annual aggregate amounts to be paid before the noteholders receive distributions due and payable on a distribution date.)

(1)   To be paid before any amounts are distributed to the noteholders.

(2) To be paid by the administrator pursuant to a separate agreement with the indenture trustee and the eligible lender trustee, and may be paid by the trust if there is an event of default on the notes, and such amount has not previously been paid.

(3) To be paid by the administrator pursuant to a separate agreement with the Delaware trustee, and may be paid by the trust if there is an event of default on the notes, and such amount has not previously been paid.

[(4) To be paid before any amounts are distributed to the noteholders.] [**NOTE, NOT APPLICABLE IF THE FEE DUE TO THE ASSET REPRESENTATIONS REVIEWER IS TO BE PAID IN FULL ON THE CLOSING DATE**.]

Optional Purchase

The servicer may purchase or arrange for the purchase of all remaining trust student loans on any distribution date on or after the first distribution date when the Pool Balance is 10% or less of the [Initial] Pool [plus amounts on deposit in the supplemental purchase account [and pre-funding account] on the closing date].

The exercise of this purchase option will result in the early retirement of the remaining notes. The purchase price will equal the amount required to prepay in full, including all accrued and unpaid interest, the remaining trust student loans as of the end of the preceding collection period, but not less than a prescribed minimum purchase amount.

This prescribed minimum purchase amount is the amount that would be sufficient to:

- pay to noteholders the interest payable on the related distribution date;

- [pay the swap counterparty or counterparties any amounts due under the swap agreement;] and

- reduce the outstanding principal balance of each class of notes then outstanding on the related distribution date to zero.

In addition to the optional purchase right described above, the servicer also will have the option, but not the obligation, to purchase any trust student loan on any date; provided that the servicer may not purchase trust student loans if the cumulative aggregate principal balance of all trust student loans so purchased, including the principal balance of any trust student loans to be purchased on such date, exceeds [10%] of the Initial Pool Balance. The purchase price for any trust student loan purchased by the servicer using this option will be equal to the outstanding principal balance of such trust student loan plus accrued and unpaid interest through the date of purchase.

117

[Auction Of Trust Assets]

[The indenture trustee may, and at the written direction of either the administrator or noteholders holding a majority of the outstanding principal balance of all of the notes shall, either itself or through an agent, offer for sale all remaining trust student loans at the end of the first collection period when the Pool Balance is 10% or less of the Initial Pool Balance [plus amounts on deposit in [the supplemental purchase account] [and] [the pre-funding account] on the closing date].

If such an auction takes place, the trust auction date will be the third business day before the related distribution date. An auction may be consummated only if the servicer has first waived its optional right to purchase all of the remaining trust student loans as described above. The servicer will waive its option to purchase all of the remaining trust student loans if it fails to notify the eligible lender trustee and the indenture trustee, in writing, that it intends to exercise its purchase option before the indenture trustee or its agent accepts a bid to purchase the trust student loans. The depositor and its affiliates, including Navient CFC and the servicer, and unrelated third parties may offer bids to purchase the trust student loans. The depositor or any affiliate may not submit a bid representing greater than fair market value of the trust student loans.

If an auction is conducted and at least two bids are received, the indenture trustee or its agent will solicit and re-solicit new bids from all participating bidders until only one bid remains or the remaining bidders decline to resubmit bids. The indenture trustee or its agent will accept the highest remaining bid if it equals or exceeds the higher of:

- the minimum purchase amount described under "—*Optional Purchase*" in this prospectus (plus any amounts owed to the servicer as carryover servicing fees); or

- the fair market value of the trust student loans as of the end of the related collection period.

If at least two bids are not received or the highest bid after the re-solicitation process does not equal or exceed the minimum purchase amount described above, the indenture trustee or its agent will not complete the sale. The indenture trustee or its agent may, and at the direction and at the sole cost and expense of the depositor will be required to, consult with a financial advisor which may include an underwriter of the notes or the administrator, to determine if the fair market value of the trust student loans has been offered and all costs and expenses arising from such consultation shall be borne solely by the depositor.

The net proceeds of any auction sale will be used to retire any outstanding notes on the related distribution date.

If the sale is not completed, the indenture trustee or its agent may, and at the written direction of either the administrator or noteholders holding a majority of the outstanding principal balance of all of the notes shall, solicit bids for sale of the trust student loans after future collection periods upon terms similar to those described above, including the servicer's waiver of its option to purchase all of the remaining trust student loans. The indenture trustee or its agent may or may not succeed in soliciting acceptable bids for the trust student loans, either on the trust auction date or subsequently.

If the trust student loans are not sold on the earliest possible trust auction date as described above, on each subsequent distribution date, if the amount on deposit in the reserve account after giving effect to all withdrawals, except withdrawals payable to the depositor, exceeds the Specified Reserve Account Balance, the administrator will direct the indenture trustee to distribute the amount of the excess as accelerated payments of note principal.]

Asset Representations Review

General

The asset representations reviewer will perform a review of all trust student loans that are 60 days or more Delinquent Loans for compliance with the representation that each such trust student loan was an Eligible Guaranteed Student Loan as of its related cutoff date if:

- a Rejected Guaranty Claims Trigger Event occurs, and

- the requisite amount of Directing Noteholders vote to cause the review.

A review of whether a student loan satisfies the terms of the definition of "Eligible Guaranteed Student Loan" constitutes a review of all material representations and warranties related to the U.S. Government guarantee of such FFELP loan. See "— *Rejected Guaranty Claims Trigger Event*" below.

The Review Process

Upon the discovery of the occurrence of a Rejected Guaranty Claims Trigger Event, the servicer will promptly notify the indenture trustee and the administrator, and the related Form 10-D filing will specify the occurrence of the Rejected Guaranty Claims Trigger Event and the rights of the noteholders regarding an asset representations review.

If within 90 days of the filing of the Form 10-D specifying that a Rejected Guaranty Claims Trigger Event had occurred, at least 5% of the of the outstanding aggregate principal balance of the notes ("Requesting Noteholders"), request a formal noteholder vote, the administrator will include in the trust's Form 10-D filing immediately following such request a statement that sufficient Requesting Noteholders are requesting a full noteholder vote to commence an asset representations review. The related Form 10-D filing will specify the applicable voting procedures and will also specify the date (not earlier than 60 days from the date of such Form 10-D filing), that will be used to calculate whether the requisite amount of noteholders have cast affirmative votes to direct the indenture trustee to notify the asset representations reviewer that the asset representations reviewer should commence an asset representations review. Any such voting periods will be consecutive and not concurrent and therefore only one such 60 day period will be ongoing at any time.

If on the voting deadline date set forth in the related Form 10-D, a majority of the noteholders casting a vote ("Directing Noteholders") so direct (provided that such affirmative votes represent votes from noteholders holding at least 5% of the aggregate outstanding principal balance of the notes), the servicer (upon direction from the indenture trustee) will send a notice to the asset representations reviewer and the servicer informing them that the requisite noteholders have directed the asset representations reviewer to perform a review of all trust student loans that are 60 days or more Delinquent Loans (the "ARR Loans") for the purpose of determining whether such loans were Eligible Guaranteed Student Loans, as represented and warranted by the depositor and the related seller to the trust at the time of their sale to the trust. The noteholders will be informed that the requisite noteholders have directed such review in the related Form 10-D filing.

Within 30 days of receipt of such notice, the servicer will provide the asset representations reviewer with the list of ARR Loans and all documents, data and other information (the "Review Material") described in the asset representations review agreement related to each ARR Loan. The servicing agreement will provide that the servicer will render reasonable assistance, including granting access to copies of any underlying documents and trust student loan files, to the asset representations reviewer to facilitate the performance of a review of all ARR Loans to verify compliance with the Eligible Guaranteed Student Loan representations and warranties (as described below) made to the trust by the depositor and the related sellers. While the servicer will redact these materials to remove any personally identifiable customer information, the servicer will use commercially reasonable efforts not to change the meaning of these materials or their usefulness to the asset representations reviewer in connection with its review.

Upon receipt of the Review Materials, the asset representations reviewer will commence its review. The asset representations reviewer will either confirm such material is complete or request further Review Material within two (2) business days of receiving such Review Material. The servicer will provide or cause to be provided any missing material requested by the asset representations reviewer within five (5) business days of request.

Under the asset representations review agreement, the review period for any group of loans subject to review shall be completed within sixty (60) days of delivery of all documentation to the asset representations reviewer (with a possible extension of up to five (5) business days for delivery of any missing Review Material requested by the asset representations reviewer). The asset representations review agreement also provides that the asset representations reviewer will deliver a draft report on its findings and conclusions to the trust and the servicer after completion of its review, but no later than 50 days after the review began. No later than seven (7) days following receipt of the draft report, the trust or the servicer is required to provide any comments to the draft report for consideration by the asset representations reviewer. On the last day of the review period, the asset representations reviewer is required to deliver its final report on its findings and conclusions to the trust, the servicer and the indenture trustee. If any loan was included in a prior review, the asset representation reviewer will not be required to perform additional tests on such loan, but will include the results of the previous tests in the review report. The related Form 10-D filed for the trust will include a summary of the asset representation reviewer's report. The asset representations reviewer's report will present information from the asset representations review described above and the findings drawn from such review, but the determination whether the compliance or non-compliance of any representation constitutes a breach of the applicable agreement will not be made by the asset representations reviewer. Rather the related Form 10-D will alert noteholders of their ability to notify the indenture trustee that they consider any non-compliance of any representation to be a breach of the applicable agreement. The indenture trustee may, and at the written direction of noteholders holding a majority of the outstanding principal balance of all of the notes will, make such a determination regarding whether any such non-compliance constitutes such a breach. If the indenture trustee does not make such determination, the servicer or depositor, as applicable, will take the asset representations review under advisement in determining the appropriate course of action with respect to any repurchase request.

The fees payable to the asset representations reviewer for such review will be payable by the trust, subject to an Annual ARR Fee Cap, as described under "*Description of the Notes—Distributions—Distributions from the Collection Account*" and "*—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus.

The asset representations reviewer will follow agreed-upon procedures in conducting its review and providing the report and related assessment as specified in the asset representation reviewer agreement. It is not certain whether these procedures will be sufficient to ascertain the breach of any particular representation or warranty and the asset representations reviewer will not be required to pursue any other procedures beyond those expressly provided in the asset representations reviewer agreement or make any determination regarding the sufficiency of such procedures for any particular review. The specified review procedures for each ARR Loan and each component of the specified representations and warranties regarding such ARR Loan's status as an Eligible Guaranteed Student Loan will consist of tests designed to determine whether each such ARR Loan was or was not in compliance as of the related cutoff date. The asset representations reviewer will determine whether each test was passed or failed; however, the specified review procedures will not determine why the obligor is delinquent, the creditworthiness of the obligor, compliance by the servicer with its servicing obligations in respect of any ARR Loan or the materiality of any failed test. It is not certain whether these procedures will be sufficient to ascertain the breach of any particular representation or warranty and the asset representations reviewer will not be required to pursue any other procedures beyond those expressly provided in the asset representations reviewer agreement or make any determination regarding the sufficiency of such procedures for any particular review. Further, the procedures are structured specifically for the sole purpose of specifying the actions required to be taken by the asset representations reviewer to determine the review, which is determining compliance with the representation that each such trust student loan was an Eligible Guaranteed Student Loan as of its related cutoff date. These procedures are not structured to determine the creditworthiness of the borrower or the likelihood or timing of repayment of any trust student loan.

Rejected Guaranty Claims Trigger Event

A "Rejected Guaranty Claims Trigger Event" will have occurred when, as of the end of any collection period, the aggregate principal amount of trust student loans that are Defaulted Loans, with respect to which a guaranty claim was submitted and rejected by the guarantor and the cure period to correct all issues identified by the guarantor has expired or are not able to be remedied within 360 days of such guarantee rejection, exceeds 1.5% of the aggregate Pool Balance as of such date.

Under the transfer agreements an "Eligible Guaranteed Student Loan" means a student loan, which as of the [statistical] cutoff date[, in the case of the [initial] trust student loans] [or as of the related subsequent cutoff date, as applicable,] meets the following criteria:

- is a Stafford Loan or a PLUS Loan or a consolidation loan [or other type of federally guaranteed loan];

- is guaranteed as to principal and interest by the applicable guarantor to the maximum extent permitted by the Higher Education Act for such student loan; and

- the related trust student loan file includes evidence of the related guarantee.

The Rejected Guaranty Claims Trigger Event is appropriate for the trust student loans because of the unique nature of student loans originated under the FFELP. Because FFELP student loans are guaranteed at least 97% by guarantors (and federally reinsured) the maximum potential loss to noteholders is 3% assuming payment under the related guarantees. The number of days delinquent is not a valid measurement for a FFELP loan trigger because Delinquent Loans, so long as they have not become Defaulted Loans and the related guarantee is enforceable, are Eligible Loans that may be purchased by the trust on the closing date. Until such time as a trust student loan becomes a Defaulted Loan and the related claim for a guaranty payment is rejected (and is not able to be resubmitted in a corrected form within 360 days) the trust will not suffer a loss. The enforceability of the guarantee is the sole factor that would result in a principal loss on any class of notes; therefore, potential investors should be rightly concerned not with whether a trust student loan is a Delinquent Loan or even a Defaulted Loan, but rather with whether such loan has been rejected when a claim for payment is filed with the related guarantor and is not reinstated within the permitted 360 day cure period. In addition, in the event the guarantee is not enforceable and all applicable cure periods have expired, either the depositor and the related seller (due to origination related errors) or the servicer (due to servicing errors) will be held, ipso facto, responsible for such loss of guarantee and will be required to repurchase the trust student loan from the trust.

The 1.5% threshold underlying the occurrence of a Rejected Guaranty Claims Trigger Event that potentially results in an asset representations review is appropriate because there already exists in the related servicing agreement a requirement that whenever guarantor rejected claims exceed 1% of the Pool Balance, as of the last business day of any month, the servicer, the depositor or related seller, as applicable, is required to either buy-out and/or provide substitute trust student loans of at least equivalent value and with materially similar characteristics for all Defaulted Loans that are in excess of 1% of the Pool Balance from the trust, without regard to the otherwise applicable 360 day cure period to reinstate the related guarantees. See "*The Trust Student Loan Pool—Cure Period for Trust Student Loans*" in this prospectus. With the foregoing Defaulted Loan buyout protection already in place, a Rejected Guaranty Claims Trigger Event should only occur when either the servicer, or the depositor and related sellers, are in breach of their contractual obligations under the transfer and servicing agreements, and thus is preventative of unnecessary costs and expenditures to be borne by the trust and the noteholders.

Asset Representations Reviewer

General

[_____,] a [_____] [corporation] [limited liability company], will serve as asset representations reviewer for the trust. The asset representations reviewer is not and will not be affiliated with any of the sponsor, depositor, servicer, indenture trustee, eligible lender trustee, owner trustee[, Delaware trustee], or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the sponsor or any underwriter to perform, pre-closing due diligence work on the trust student loans.

[_____] has served as an asset representations reviewer on over ___ transactions involving [asset classes to be specified.] [has no prior experience serving as an asset representations reviewer [for FFELP student loans] but has performed pre-closing due diligence work [on FFELP student loans] [for other asset classes] which required _____ to assess compliance with eligibility representations]. [Note, description of the asset representations reviewer's business will be added as supplied by the entity.]

[_____] has provided the information in the immediately prior paragraph. Other than the immediately prior paragraph, [_____] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

Fees

The asset representations reviewer will receive as compensation an amount equal to [$_____ per [annum[, payable on the [____] distribution date of each year, starting in 20[__]]] [month] in [arrears] [advance]]. Such amount will be payable by the trust, subject to an Annual ARR Fee Cap, as described under "*Description of the Notes—Distributions—Distributions from the Collection Account*" and "*—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus.

In addition, if the asset representations reviewer is engaged to perform a review of certain trust student loans, the asset representations reviewer will be entitled to a fee of $_____ per test completed with respect to each reviewed loan. Such amount will be payable by the trust, subject to an Annual ARR Fee Cap, as described under "*Description of the Notes—Distributions—Distributions from the Collection Account*" and "*—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus.

Resignation

The asset representations reviewer may resign at any time, in which event the administrator will work to appoint a successor. In addition, the administrator may remove the asset representations administrator for cause if, in the reasonable determination of the administrator, the asset representations reviewer has not or cannot fulfil its duties as set forth in the asset representations reviewer agreement. In all such cases, the indenture trustee must approve any successor asset representations reviewer appointed by the administrator. The asset representations review agreement will provide that any resignation or removal of the asset representations reviewer will become effective only when the successor asset representations reviewer has accepted its appointment. The asset representations reviewer is [not] contractually obligated to pay all costs and expenses incurred in the transfer of its duties. To the extent expenses incurred in connection with the replacement of the asset representations reviewer are not paid by the asset representations reviewer that is being replaced, the trust will be responsible for the payment of such expenses. Any resignation, removal, replacement or substitution of the asset representations reviewer, or the appointment of a new asset representations reviewer, will be reported by the administrator in the Form 10-D for the related collection period, together with a description of the circumstances surrounding the change and, if applicable, information regarding the new asset representations reviewer.

Indemnity

The asset representations reviewer will not be personally liable for any actions or omissions that were not the result of its own willful misconduct, fraud, bad faith or negligence. The asset representations reviewer will be entitled to be indemnified by the trust under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus for all costs, expenses, losses, damages and liabilities resulting from the performance of its obligations under the asset representations review agreement (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from (i) the asset representations reviewer's willful misconduct, fraud, bad faith or negligence or (ii) the asset representations reviewer's breach of any of its representations or warranties in the asset representations review agreement. Upon the occurrence of an event of default the asset representations reviewer will be entitled to receive all such amounts owed from cashflow on the trust student loans prior to any amounts being distributed to the noteholders.

Dispute Resolution

The administration agreement provides that if the owner trustee, the indenture trustee or a noteholder requests the depositor or the related seller to repurchase an asset as a result of an alleged breach of certain representations, warranties and covenants as described under "*Transfer Agreements—Sale of Student Loans to the Trust; Representations and Warranties of the Depositor*" or "*Transfer Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*", as applicable, in this prospectus, and the request has not been resolved by the end of 180 days of the receipt of notice of such party's request by the appropriate party, then the party submitting the repurchase request has the right to refer the matter, at its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration held in New York, New York, on the following terms.

The administrator will direct the indenture trustee to notify the investors of the end of the 180 day period through the next related Form 10-D filing. The requesting party will provide notice of its choice to mediate or arbitrate to the appropriate party within 30 days of the delivery of such notice.

JAMS, an organization of alternative dispute resolution services ("JAMS"), will administer any mediation (including any non-binding arbitration) pursuant to its mediation procedures in effect on the date of the transfer and servicing agreement. The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience, and will be appointed from a list of neutrals maintained by JAMS. Upon being supplied a list of at least ten potential mediators by JAMS, each party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. JAMS will select the mediator from the remaining attorneys on the list respecting the preference choices of the parties to the extent possible. The parties will use commercially reasonable efforts to begin the mediation within 30 days of the selection of the mediator and to conclude the mediation within 60 days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

Any binding arbitration will be administered by the American Arbitration Association (the AAA) pursuant to its commercial arbitration rules and mediation procedures in effect on the date of the transfer and servicing agreement. The panel will consist of three members. One arbitrator will be appointed by the requesting party within five business days of its notice selecting binding arbitration, one arbitrator will be appointed by the depositor or seller, as applicable, within five business days of the requesting party's appointment, and one arbitrator (who will preside over the panel) will be chosen by the two party-appointed arbitrators within five business days of the second appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the required time periods, then the appointments will be made by AAA. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience. Each arbitrator will be independent and impartial and will abide by the AAA's code of ethics for arbitrators in commercial disputes in effect as of the date of the transfer and servicing agreement. Before accepting an appointment, each arbitrator must disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

After consulting with the parties, the panel will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 90 days. The arbitral panel will have the authority to schedule, hear, and determine any and all motions in accordance with New York law, and will do so on the motion of any party. Unless otherwise agreed by the parties, each party to the arbitration will be presumptively limited to [5] party witness depositions, [15] interrogatories, [15] document requests and [15] requests for admissions, though the panel will have the ability to grant additional discovery based on a determination of good cause after a showing that additional discovery is reasonable and necessary.

The panel will make its final determination no later than 120 days after appointment. The panel will not have the power to award punitive damages or consequential damages. The panel will determine and award the costs of the arbitration and reasonable attorneys' fees to the parties as determined by the panel in its reasonable discretion. The determination will be final and non-appealable and may be enforced in any court of competent jurisdiction. **By selecting binding arbitration, the selecting party will give up the right to sue in court, including the right to a trial by jury**. No person may bring a putative or certified class action to arbitration.

Investor Communications

The administrator has agreed in the transfer and servicing agreements to include in the Form 10-D for any collection period any request received during that collection period from a noteholder to communicate with other noteholders regarding exercising their rights under the terms of the transaction agreements. If the requesting noteholder is a record holder of notes, no further verification of ownership will be required. If the requesting noteholder is not a record holder of notes, then the indenture trustee may require a written certification, with a copy to the administrator, from the noteholder that it is a beneficial owner of notes in the form required by the [indenture], together with one of the following additional forms of documentation of the noteholder's beneficial ownership interest in notes:

- a trade confirmation,

- an account statement,

- a letter from a broker dealer that is acceptable to the administrator, or

- any other form of documentation that is acceptable to the administrator.

On receipt of a communication request, the administrator will include in the Form 10-D filed in the next month the following information:

- a statement that the trust has received a communication request,

- the date the request was received,

- the name of the requesting noteholder,

- a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and

- a description of the method by which the other noteholders may contact the requesting noteholder.

The administrator is not required to include any additional information in the Form 10-D, and is required to disclose a noteholder's request to communicate with other noteholders only where the communication relates to a noteholder exercising its rights under the transaction agreements.

In addition, with respect to an asset representations review following the occurrence of a Rejected Guaranty Claims Trigger Event and receipt of direction from sufficient Requesting Noteholders, the related the Form 10-D will also specify the date (not earlier than [30] days from the date of such Form 10-D filing), that will be the date that will be used to calculate whether sufficient Directing Noteholders have cast affirmative votes to direct that the asset representations reviewer commence a review of the trust student loans as described above under "—*Asset Representations Review*" in this prospectus.

THE INDENTURE

The notes will be issued under and secured by an indenture entered into by the trust, the indenture trustee and the eligible lender trustee.

Modification of Indenture

Without the consent of any noteholders but with prior notice to the rating agencies then rating the notes, the issuing entity and the indenture trustee, may enter into one or more indentures supplemental hereto for any of the following purposes:

- to correct or amplify the description of any property at any time subject to the lien of the indenture, or better to assure, convey and confirm unto the indenture trustee any property subject or required to be subjected to the lien of the indenture, or to subject to the lien of the indenture any additional property;

- to evidence the succession of another person to the issuing entity, and the assumption by any such successor of the covenants of the issuing entity in the indenture and in the notes;

- to add to the covenants of the issuing entity for the benefit of the noteholders or to surrender any right or power herein conferred upon the issuing entity;

- to convey, transfer, assign, mortgage or pledge any additional property to the indenture trustee;

- to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision of the indenture; provided that such action shall not materially adversely affect the interests of the noteholders;

- to modify, eliminate or add to the provisions of the indenture to such extent as shall be necessary to effect the qualification of this indenture under the trust indenture act or under any similar federal statute later enacted and to add to the indenture such other provisions as may be expressly required by the trust indenture act; or

- to correct any manifest error in the terms of the indenture as compared to the terms expressly set forth in this prospectus.

With the consent of the holders of a majority of the notes, the indenture trustee and trust, may execute a supplemental indenture to add, change or eliminate any provisions of the indenture or to modify the rights of such noteholders. However, without the consent of the holder of each affected note, no supplemental indenture will:

- change the date of payment of any installment of principal of or interest on any note, or reduce the principal amount thereof, the interest rate thereon or the redemption price with respect thereto, change the provisions of the indenture relating to the application of collections on, or the proceeds of the sale of, the trust estate to payment of principal of or interest on the notes, or change any place of payment where, or the coin or currency in which, any note or the interest thereon is payable or impair the right to institute suit for the enforcement of the provisions of the indenture requiring the application of funds available therefor to the payment of any such amount due on the notes on or after the respective due dates thereof (or, in the case of redemption, on or after the redemption date);

- reduce the percentage of the outstanding amount of the notes, the consent of the noteholders of which is required for any such supplemental indenture, or the consent of the noteholders of which is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture;

- modify or alter the provisions of the proviso to the definition of the term "Outstanding";

- reduce the percentage of outstanding notes whose holders must consent to any supplemental indenture;

- reduce the percentage of outstanding notes whose holders must consent to a sale or liquidation of the trust student loans if the proceeds of the sale would be insufficient to pay the principal amount and accrued interest on the notes;

- modify the provisions of the indenture which specify the applicable percentages of principal amount of notes necessary to take specified actions except to increase these percentages or to specify additional provisions;

- modify any of the provisions of the indenture to affect the calculation of interest or principal due on any note on any distribution date or to affect the rights of the noteholders to the benefit of any provisions for the mandatory redemption of the notes; or

- permit the creation of any lien ranking prior or equal to the lien of the indenture on any of the collateral for that series or, except as otherwise permitted or contemplated in that indenture, terminate the lien of the indenture on any collateral or deprive the holder of any note of the security afforded by that lien.

In addition, the trust and the indenture trustee may enter into supplemental indentures with the consent of all affected noteholders for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or of modifying in any manner the rights of the affected noteholders, so long as such action will not, as determined in an opinion of counsel of the trust delivered to the indenture trustee, adversely affect in any material respect the interest of any noteholder whose consent has not been obtained.

Events of Default; Rights Upon Event of Default

An "event of default" under the indenture will consist of the following:

- a default for five business days or more in the payment of any interest on any [note] [senior note] after it is due and payable; [provided that, for the avoidance of doubt, failure to pay interest on the class B notes due to insufficient Available Funds shall not be an event of default so long as any of the class A notes are then outstanding;]

- a default in the payment of the principal of any note at maturity;

- a default in the performance of any covenant or agreement of the trust in the indenture, or a material breach of any representation or warranty made by the trust in the indenture or in any certificate, if the default or breach has a material adverse effect on the holders of the notes and is not cured within 30 days after notice by the indenture trustee or by holders of at least 25% in principal amount of the outstanding [notes] [senior notes]; or

- the occurrence of an insolvency event involving the trust.

The amount of principal required to be distributed to holders of the notes on any distribution date will generally be limited to amounts available after payment of interest and all other prior obligations of the trust. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of any event of default until the final scheduled distribution date for that class of notes.

If an event of default occurs and is continuing, the indenture trustee or holders of a majority of the outstanding [senior] notes, may declare the principal of those notes to be immediately due and payable. This declaration may, under certain circumstances, be rescinded by the holders of a majority of the outstanding [senior] notes.

If the notes have been declared to be due and payable following an event of default, the indenture trustee may, in its discretion,

- exercise remedies as a secured party against the trust student loans and other assets of the trust that are subject to the lien of the indenture;

- sell the trust student loans and other assets of the trust; or

- elect to have the trustee or eligible lender trustee, as applicable, maintain ownership of the trust student loans and continue to apply collections on them as if there had been no declaration of acceleration.

However, the indenture trustee may not sell the trust student loans and other properties following an event of default, other than a default in the payment of any principal at maturity or a default for five days or more in the payment of any interest, unless:

- the holders of all the outstanding [senior] notes consent to the sale;

130

- the proceeds of the sale are sufficient to pay in full the principal and accrued interest on the outstanding [senior] notes, at the date of the sale; or

- the indenture trustee determines that the collections would not be sufficient on an ongoing basis to make all payments on the notes as the payments would have become due if the notes had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2/3% of the outstanding [senior] notes.

[Such a sale also requires the consent of the holders of a majority of the outstanding subordinate notes, if applicable, unless the proceeds of a sale would be sufficient to discharge all unpaid amounts on such subordinate notes.]

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders of the notes, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which it might incur in complying with their request. Subject to the provisions for indemnification and limitations contained in the indenture, the holders of a majority of the outstanding notes of a given series will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee and may, in certain cases, waive any default, except a default in the payment of principal or interest or a default under a covenant or provision of the indenture that cannot be modified without the waiver or consent of all the holders of outstanding notes.

No holder of notes will have the right to institute any proceeding with respect to the indenture, unless:

- the holder previously has given to the indenture trustee written notice of a continuing event of default;

- the holders of not less than 25% of the outstanding notes (or senior notes, if applicable), have requested in writing that the indenture trustee institute a proceeding in its own name as indenture trustee;

- the holder or holders have offered the indenture trustee reasonable indemnity;

- the indenture trustee has for 60 days after receipt of notice failed to institute the proceeding; and

- no direction inconsistent with the written request has been given to the indenture trustee during the 60-day period by the holders of a majority of the outstanding notes, or senior notes, if applicable.

In addition, the indenture trustee and the noteholders will covenant that they will not at any time institute against the trust any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

The indenture trustee, each seller, the depositor, the administrator, the servicer, the trustee or eligible lender trustee, as applicable, in its individual capacity, the noteholders and their owners, beneficiaries, agents, officers, directors, employees, successors and assigns will not be liable for the payment of the principal of or interest on the notes or for the agreements of the trust contained in the indenture.

Certain Covenants

The indenture will provide that the trust may not consolidate with or merge into any other entity, unless:

- the entity formed by or surviving the consolidation or merger is organized under the laws of the United States, any state or the District of Columbia;

- the surviving entity expressly assumes the trust's obligation to make due and punctual payments on the notes and the performance or observance of every agreement and covenant of the trust under the indenture;

- no default will occur and be continuing immediately after the merger or consolidation;

- the trust has been advised that the ratings then applicable to the notes would not be reduced or withdrawn as a result of the merger or consolidation;

- any action that is necessary to maintain the lien and security interest created by the indenture shall have been taken; and

- the trust has received opinions of federal and Delaware tax counsel that the consolidation or merger would have no material adverse U.S. federal or Delaware state tax consequences to the trust or to any holder of the notes.

The trust will not:

- except as expressly permitted by the indenture, the transfer and servicing agreements or other related documents, sell, transfer, exchange or otherwise dispose of any of the assets of that trust;

- claim any credit on or make any deduction from the principal and interest payable on notes of the series, other than amounts withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former holder of notes because of the payment of taxes levied or assessed upon the trust;

132

- except as contemplated by the indenture and the related documents, dissolve or liquidate in whole or in part;

- permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations under the indenture, except as expressly permitted by the indenture; or

- permit any lien, charge or other encumbrance to be created on the assets of the trust, except as expressly permitted by the indenture and the related documents.

The trust may not engage in any activity other than as specified under "*Formation of the Trust—The Trust*" in this prospectus. In addition, no trust will incur, assume or guarantee any indebtedness other than indebtedness evidenced by the notes and the indenture, except as permitted by the indenture and the related documents.

Indenture Trustee's Annual Report.

The indenture trustee will be required to mail all noteholders a brief annual report relating to, among other things, any changes in its eligibility and qualification to continue as the indenture trustee under the indenture, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of indebtedness owing by the trust to the indenture trustee in its individual capacity, the property and funds physically held by the indenture trustee as such and any action taken by it that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture

An indenture will be satisfied and discharged when the indenture trustee has received for cancellation all of the notes or, with certain limitations, when the indenture trustee receives funds sufficient for the payment in full of all of the notes.

The Indenture Trustee

_____, a _____ banking [corporation] [association] is the indenture trustee. The indenture trustee is located at _____. The indenture trustee will act on behalf of the noteholders and represent their interests in the exercise of their rights under the indenture.

The indenture trustee may resign at any time, in which event the eligible lender trustee or trustee, as the case may be, must appoint a successor. The eligible lender trustee or trustee, as the case may be, may also remove any indenture trustee that ceases to be eligible to continue as a trustee under the indenture or if the indenture trustee becomes insolvent. In those circumstances, the eligible lender trustee or trustee, as the case may be, must appoint a successor trustee. Any resignation or removal of the indenture trustee for any series will become effective only when the successor indenture trustee has accepted its appointment. To the extent expenses incurred in connection with the replacement of an indenture trustee are not paid by the

133

indenture trustee that is being replaced, the depositor will be responsible for the payment of such expenses.

The indenture trustee will not be personally liable for any actions or omissions that were not the result of its own bad faith, fraud, willful misconduct or negligence. The indenture trustee will be entitled to be indemnified by the administrator (at the direction of the issuing entity) for any loss, liability or expense (including reasonable attorneys' fees) incurred by it in connection with the performance of its duties under the indenture and the other transaction agreements. Upon the occurrence of an event of default, and in the event the administrator fails to reimburse the indenture trustee, the indenture trustee will be entitled to receive all such amounts owed from cashflow on the trust student loans prior to any amounts being distributed to the noteholders.

Book-Entry Registration

Investors in notes in book-entry form may, directly or indirectly, hold their notes through DTC in the United States or, if so provided in this prospectus, through **Clearstream, Luxembourg** or **Euroclear**.

Cede & Co., as nominee for DTC, will hold one or more global notes. Unless this prospectus provides otherwise, Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositories, which in turn will hold these positions in the depositories' names on the books of DTC. Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg participants and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg participants or Euroclear participants, on the other, will be effected at DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depository; however, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with DTC participants will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Credits for any transactions in the securities settled during this processing will be reported to the relevant Euroclear or Clearstream,

Luxembourg participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC. For additional information regarding clearance and settlement procedures for the securities, and for information on tax documentation procedures relating to the securities, see "*Appendix B—Global Clearance, Settlement and Tax Documentation Procedures*" in this prospectus.

DTC is a limited purpose trust company organized under the laws of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between those participants through electronic book-entries, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, including Euroclear and Clearstream, Luxembourg. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Securityholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, securities held through DTC may do so only through participants and indirect participants. Securityholders will receive all distributions of principal and interest from the indenture trustee or the trustee or eligible lender trustee, as applicable, through participants and indirect participants. Under a book-entry format, securityholders may experience some delay in their receipt of payments, since payments will be forwarded by the trustee to DTC's nominee. DTC will forward those payments to its participants, which will forward them to indirect participants or securityholders. Securityholders will not be recognized by the trustee as noteholders under the indenture or trust agreement, as applicable, and securityholders will be permitted to exercise the rights of securityholders only indirectly through DTC and its participants.

Under the rules, regulations and procedures creating DTC and affecting its operations, DTC is required to make book-entry transfers of securities among participants on whose behalf it acts with respect to the securities and to receive and transmit principal and interest payments on the securities. Participants and indirect participants with which securityholders have accounts with respect to the securities are likewise required to make book-entry transfers and receive and transmit payments of principal and interest on the securities on behalf of their customers. Accordingly, although securityholders will not possess securities, the DTC rules provide a mechanism by which participants will receive payments and will be able to transfer their interests.

Because DTC can only act on behalf of participants, which in turn act on behalf of indirect participants, the ability of a securityholder to pledge securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to the securities, may be limited since securityholders will not possess physical certificates for their securities.

DTC has advised us that it will take any action that a securityholder is permitted to take under the indenture or trust agreement, only at the direction of one or more Participants to whose DTC accounts the securities are credited. DTC may take conflicting actions on undivided interests to the extent that those actions are taken on behalf of participants whose holdings include undivided interests.

Except as required by law, neither the administrator nor the trustee for any trust will have any liability for the records relating to payments or the payments themselves, made on account of beneficial ownership interests of the securities held by DTC's nominee, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Clearstream, Luxembourg is organized under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participants and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg participants through electronic book-entry changes in accounts of Clearstream, Luxembourg participants. Thus, the need for physical movement of certificates is eliminated. Transactions may be settled in Clearstream, Luxembourg in numerous currencies, including United States dollars. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant, either directly or indirectly.

The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in numerous currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. The Euroclear System is operated by Euroclear Bank, S.A./N.V.

All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include banks, central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to securities held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. These distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See "*U.S. Federal Income Tax Consequences*" in this prospectus. Clearstream, Luxembourg or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a securityholder under the agreement on behalf of a Clearstream, Luxembourg participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect these actions on its behalf through DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to these procedures to facilitate transfers of securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform these procedures. The procedures may therefore be discontinued at any time.

Definitive Notes

The notes will be issued in fully registered, certificated form to noteholders or their nominees, rather than to DTC or its nominee, only if:

- the administrator advises the indenture trustee in writing that DTC is not willing or able to discharge its responsibilities as depository for the notes and the administrator is unable to locate a successor;

- the administrator, at its option, elects to terminate the book-entry system through DTC; or

- after the occurrence of an event of default, a servicer default or an administrator default, investors holding a majority of the outstanding principal balance of the notes, advise the trustee through DTC in writing that the continuation of a book-entry system through DTC or a successor is no longer in the best interest of the holders of these notes.

Upon the occurrence of any event described in the bullets above, the indenture trustee will be required to notify all applicable noteholders, through DTC participants, of the availability of definitive notes. When DTC surrenders the definitive notes, the trustee will reissue to the noteholders the corresponding notes as definitive notes upon receipt of instructions for re-registration. From then on, payments of principal and interest on the definitive notes will be made by the trustee, in accordance with the procedures set forth in the indenture or trust agreement, directly to the holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date specified in this prospectus. Payments will be made by check mailed to the address of each holder as it appears on the register maintained by the trustee.

However, the final payment on any definitive note will be made only upon presentation and surrender of that definitive note at the office or agency specified in the notice of final distribution.

Definitive notes will be transferable and exchangeable at the offices of the trustee or of a registrar named in a notice delivered to holders of definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed.

List Of Noteholders

The [indenture] will require the [administrator (on behalf of the issuing entity)] to include on the next related filing on Form 10-D any request received from a confirmed investor to communicate with other investors, including the name of the requesting investor, the date the request was received and a description of the method by which other investors may make contact with such requesting investor. See, "*Description of the Notes—Investor Communications*" in this prospectus.

In addition to the foregoing, and separately from the requirement to include a request to communicate in a Form 10-D, holders of the notes of a series evidencing at least 25% of the outstanding notes may, by written request to the indenture trustee, obtain a list of all noteholders for communicating directly with other noteholders regarding any of their rights under the indenture or under the notes. The indenture trustee may elect not to give the noteholders access to the list if it agrees to mail the desired communication or proxy, for and at the expense of the requesting noteholders, to all noteholders of that series. Three or more noteholders or one or more holders of notes of that series evidencing at least 25% of the notes balance of those notes may, by written request to the trustee or eligible lender trustee, as applicable, obtain access to the list of all noteholders for the purpose of communicating with other noteholders regarding any of their rights under the trust agreement or under the notes.

[Voting Rights For Notes Owned By Transaction Parties]

[The depositor, the sponsor or its majority-owned affiliate may hold certain notes to satisfy the credit risk retention rules. See "*Credit Risk Retention*" in this prospectus for a description of the requirements and any notes being held by the depositor, the sponsor or its majority-owned affiliate in accordance therewith. All notes held to satisfy such rules shall have all rights to receive payment as any other notes of the same class. Such notes will not, however, have any voting or consent rights of noteholders under the indenture or any other transaction document and such notes shall not be counted as outstanding for purposes of determining whether a particular percentage of notes has voted or consented on any matter.] [INCLUDE IF CREDIT RISK RETENTION SATISFIED WITH ELIGIBLE VERTICAL INTEREST OPTION OR COMBINATION VERTICAL AND HORIZONTAL INTEREST OPTION]

CERTAIN LEGAL ASPECTS OF THE STUDENT LOANS

Transfer Of Student Loans

Each seller intends that the transfer of the student loans by it to the depositor will constitute a valid sale and assignment of those loans, which sale is perfected automatically without the filing of any financing statements under the Uniform Commercial Code. We intend that the transfer of the student loans by the depositor to the trustee or eligible lender trustee, as applicable, on behalf of the trust will also constitute a valid sale and assignment of those loans, which sale is perfected automatically without the filing of any financing statements. Nevertheless, if the transfer of the student loans by a seller to the depositor, or the transfer of those loans by us to the eligible lender trustee or trustee, as applicable, is deemed to be an assignment of collateral as security for a debt, then a security interest in the student loans to secure repayment of the debt may be perfected by the filing of a notice of the security interest in the manner provided by the applicable Uniform Commercial Code, or the UCC as it is commonly known, for perfection of security interests in accounts.

Accordingly:

- A financing statement or statements covering the student loans naming each seller, as seller/debtor, will be filed under the UCC to protect the interest of the depositor in the event that the transfer by that seller is deemed to be an assignment of collateral as security; and

- A financing statement or statements covering the trust student loans naming the depositor, as seller/debtor, will also be filed under the UCC to protect the interest of the trustee or eligible lender trustee, as applicable, in the event that the transfer by the depositor is deemed to be an assignment of collateral as security.

If the transfer of the student loans is deemed to be an assignment as security for the benefit of the depositor or a trust, there are limited circumstances under the UCC in which prior or subsequent transferees of student loans could have an interest in the student loans with priority over the trustee's or eligible lender trustee's, as the case may be, interest. A tax or other government lien on property of the seller or us arising before the time a student loan comes into existence may also have priority over the interest of the depositor or the trustee or the eligible lender trustee, as applicable, in the student loan. Under the purchase agreement and sale agreement, however, each seller or the depositor, as applicable, will warrant that it has transferred the student loans to the depositor or the trustee or the eligible lender trustee, as applicable, free and clear of the lien of any third-party. In addition, each seller and the depositor each will covenant that it will not sell, pledge, assign, transfer or grant any lien on any student loan held by a trust or any interest in that loan other than to the depositor or the trustee or the eligible lender trustee, as applicable. The administrator will be required to maintain the perfected security interest status by filing all requisite continuation statements.

Under the servicing agreement, the servicer (and/or each subservicer under the related subservicing agreement, if applicable) as custodian will have custody of the promissory notes evidencing the student loans. Although the records of each seller, the depositor and the servicer (and/or each subservicer, if applicable) will be marked to indicate the sale and although, each seller and the depositor will cause UCC financing statements to be filed with the appropriate authorities, the student loans will not be physically segregated, stamped or otherwise marked to indicate that the student loans have been sold to the depositor and to the trustee or the eligible lender trustee, as applicable.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. Also, some state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon lenders who fail to comply with their provisions. The requirements generally do not apply to federally sponsored student loans. The depositor or a trust, however, may be liable for violations of consumer protection laws that apply to the student loans, either as assignee from a seller or the depositor or as the party directly responsible for obligations arising after the transfer. For a discussion of a trust's rights if the student loans were not originated or serviced in compliance in all material respects with applicable laws, see "*Transfer Agreements—Sale of Student Loans to the Trust; Representations and Warranties of the Depositor*" and "*Servicing and Administration— Servicer Covenants*" in this prospectus.

Loan Origination And Servicing Procedures Applicable To Student Loans

The Higher Education Act, including the implementing regulations, imposes specific requirements, guidelines and procedures for originating and servicing federally sponsored student loans. Generally, those procedures require that (1) completed loan applications be processed, (2) a determination of whether an applicant is an eligible borrower under applicable standards be made, including a review of a financial need analysis, (3) the borrower's responsibilities under the loan be explained to him or her, (4) the promissory note evidencing the loan be executed by the borrower and (5) the loan proceeds be disbursed in a specified manner by the lender. After the loan is made, the lender must establish repayment terms with the borrower, properly administer deferments and forbearances and credit the borrower for payments made on the loan. If a borrower becomes delinquent in repaying a loan, a lender or its servicing agent must perform collection procedures, primarily telephone calls and demand letters, which vary depending upon the length of time a loan is delinquent.

The servicer will perform collection and servicing procedures on behalf of the trusts. In performing these functions, the servicer will be required to service and collect loans in the same manner as substantially similar loans owned by Navient CFC and its affiliates. Failure of the servicer to follow these procedures or failure of the originator of the loan to follow procedures relating to the origination of the student loans could result in adverse consequences. Any failure could result in the U.S. Department of Education's refusal to make reinsurance payments to the guarantors or to make interest subsidy payments or special allowance payments to the eligible lender trustee.

The servicer will perform collection and servicing procedures on behalf of the trust. In performing these functions, the servicer will be required to service and collect loans in the same manner as substantially similar loans owned by Navient CFC and its affiliates. Failure of the servicer to follow these procedures or failure of the originator of the loan to follow procedures relating to the origination of the student loans could result in adverse consequences.

Student Loans Generally Not Subject To Discharge In Bankruptcy

FFELP loans made for qualified education expenses are generally not dischargeable by a borrower in bankruptcy under the United States Bankruptcy Code, unless excepting this debt from discharge will impose an undue hardship on the debtor and the debtor's dependents.

Dodd-Frank Act—Potential Applicability And Orderly Liquidation Authority Provisions

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Act which, among other things, gives the FDIC authority to act as receiver of certain bank holding companies, financial companies and their respective subsidiaries (other than an insured depository institution) in specific situations under its Orderly Liquidation Authority (the "OLA") provisions. The proceedings, standards, powers of the receiver and many other substantive provisions of the OLA differ from those of the **United States Bankruptcy Code** in several respects. To the extent those differences may affect Navient, the sponsor and their affiliates, they are discussed in this section below. In addition, because the OLA provisions of the Dodd-Frank Act remain subject to clarification through FDIC regulations and have yet to be applied by the FDIC in any receivership, it is unclear what impact these provisions will have on any particular company, including Navient, the sponsor, the depositor, any seller, any issuing entity, the servicer, the administrator, or any of their respective creditors.

Potential Applicability to Navient, the Sponsor and their Affiliates. The Dodd-Frank Act creates uncertainty as to whether certain companies may be subject to liquidation in a receivership under the OLA in addition to bankruptcy proceedings under the United States Bankruptcy Code. For a company to become subject to the OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that such company is in default or in danger of default (that is, such company is or is likely to be in bankruptcy, has incurred losses that will deplete all or substantially all of its capital, is insolvent, or is unable to pay its obligations when due), that the company's failure and its resolution under the United States Bankruptcy Code "would have serious adverse effects on financial stability in the United States," that an OLA proceeding would mitigate these adverse effects, and that no viable private sector alternative is available to prevent the default of the company.

If the OLA is determined to apply to Navient or the sponsor as a covered financial company, the applicable issuing entity, the depositor, Navient CFC or any other seller, the servicer or the administrator as a "covered subsidiary" of Navient or the sponsor could also be determined to be a "covered financial company." For an issuing entity, the depositor, Navient CFC or any other seller, the servicer or the administrator to be subject to receivership under the OLA as a "covered financial company" (1) the FDIC would have to be appointed as receiver for Navient or the sponsor, as applicable, under the OLA as described above, (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) such covered subsidiary is in default or in danger of default (that is, such company is likely to be in bankruptcy, has incurred losses that will deplete all or substantially all of its capital, is insolvent, or is unable to pay its obligations when due), (b) appointment of the FDIC as receiver of such covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States, and (c) such appointment would facilitate the orderly liquidation of Navient or the sponsor, as applicable. To mitigate the likelihood that an issuing entity, the depositor, Navient CFC or any other seller, the servicer or the administrator would be subject to the OLA, no issuing entity intends to issue non-investment grade debt and the depositor, Navient CFC or any other seller, the servicer and the administrator will not issue any debt. Moreover, each issuing entity will own a relatively small amount of the student loans originated by Navient CFC or any other seller and serviced by the servicer, and each issuing entity, the depositor, Navient CFC or any other seller, the servicer or the administrator either is or will be structured as a separate legal entity from the sponsor and the other issuing entities sponsored by the sponsor. Notwithstanding the foregoing, because of the novelty of the Dodd-Frank Act and the OLA provisions, the uncertainty surrounding how the Secretary of the Treasury's determination will be made and the fact that such determination would be made in the future under potentially different circumstances, no assurance can be given that the OLA provisions would not apply to Navient, the sponsor or their covered subsidiaries or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC's Repudiation Power Under the OLA. Under the OLA, if the FDIC were appointed receiver of Navient, the sponsor or a covered subsidiary, including the applicable issuing entity or the depositor, the FDIC would have various powers, including the power to repudiate any contract to which Navient, the sponsor or such covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome to the estate and that repudiation would promote the orderly administration of Navient's, the sponsor's or such covered subsidiary's affairs, as applicable.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion (the "January 2011 Opinion") confirming, among other things, its intended application of the FDIC's repudiation power under OLA. In the January 2011 Opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company (as defined in the Dodd-Frank Act), which could include Navient, the sponsor or their covered subsidiaries (including the applicable issuing entity or the depositor), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, which relates to contracts that are entered into prior to the appointment of a receiver, if the FDIC were to become receiver for a covered financial company, which could include Navient, the sponsor or their covered subsidiaries (including the applicable issuing entity or the depositor), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover or recharacterize as property of that covered financial company or the receivership any asset transferred by that covered financial company prior to the end of the applicable transition period of a regulation, provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although the January 2011 Opinion does not bind the FDIC or its Board of Directors, or any court or any other governmental entity, and could be modified or withdrawn in the future, it also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporate a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To date, the FDIC has not proposed or adopted any regulations addressing these issues.

The January 2011 Opinion also states that the FDIC anticipates recommending consideration of future regulations related to the Dodd-Frank Act. To the extent any future regulations or subsequent FDIC actions or court rulings in an OLA proceeding involving Navient, the sponsor or their covered subsidiaries (including the applicable issuing entity or the depositor), are contrary to the January 2011 Opinion, payment or distributions of principal and interest on the notes issued by the applicable issuing entity could be delayed and/or reduced. We will structure the transfers of student loans under the purchase agreements and sale agreements with the intent that they would be characterized as legal true sales under applicable state law and that the student loans would not be included in the related transferor's bankruptcy estate under the United States Bankruptcy Code. If the transfers are so characterized in a FDIC OLA receivership, based on the January 2011 Opinion and other applicable law, the FDIC would not be able to recover the transferred student loans using its repudiation power. However, if the FDIC were to successfully assert that the transfers of student loans were not legal true sales and should instead be characterized as a grant of a security interest to secure a loan, and if the FDIC repudiated those loans, the purchasers of the student loans or the noteholders, as applicable, would have a claim for their "actual direct compensatory damages," which claim would be no less than the initial principal balance of the loan plus interest accrued to the date the FDIC was appointed receiver.

In addition, to the extent that the value of the collateral securing the loan exceeds such amount, the purchaser or the noteholders, as applicable, would also have a claim for any interest that accrued after such appointment at least through the date of repudiation or disaffirmance. In addition, noteholders could suffer delays in payments on their notes even if the FDIC was unsuccessful in challenging that the transfers were not legal true sales or if it ultimately did not repudiate a legal true sale.

Also assuming that the FDIC were appointed receiver of Navient, the sponsor or a covered subsidiary, including the applicable issuing entity or the depositor, under the OLA, the FDIC's repudiation power would extend to continuing obligations of the applicable entity or entities under receivership, as applicable, including any obligation to repurchase student loans for a breach of representation or warranty as well as, with respect to the servicer, its obligation to service the student loans. If the FDIC were to exercise this repudiation power, noteholders would not be able to compel the sponsor or any applicable covered subsidiary to repurchase student loans for a breach of representation and warranty and instead would have a claim for damages in the sponsor's, or that covered subsidiary's, receivership, as applicable, and thus would suffer delays and may suffer losses of payments on their notes. Noteholders would also be prevented from replacing the servicer during the stay. In addition, if the FDIC were to repudiate the sponsor's obligations as servicer, there may be disruptions in servicing as a result of a transfer of servicing to a third-party and noteholders may suffer delays or losses of payments on their notes. In addition, there are other statutory provisions enforceable by the FDIC under which, if the FDIC takes action, payments or distributions of principal and interest on the notes issued by the related issuing entity would be delayed and may be reduced.

In addition, under the OLA, none of the parties to the purchase agreements, sale agreement, servicing agreement, administration agreement or the indenture could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect the sponsor's or a covered subsidiary's rights under those contracts without the FDIC's consent for 90 days after the receiver is appointed. For at least the same period, and possibly longer, the FDIC's consent would also be needed for any attempt to obtain possession of or exercise control over any property of Navient, the sponsor or of a covered subsidiary. The requirement to obtain the FDIC's consent before taking these actions relating to a covered financial company's or covered subsidiary's contracts or property is comparable to the "automatic stay" under the United States Bankruptcy Code.

If an issuing entity were to become subject to the OLA, the FDIC may repudiate the debt of such issuing entity. In such an event, the noteholders would have a secured claim in the receivership of such issuing entity for "actual direct compensatory damages" as described above, but delays in payments on such series of notes would occur and possible reductions in the amount of those payments could occur. In addition, for a period of at least 90 days after a receiver was appointed, noteholders would be stayed from accelerating the debt or exercising any remedies under the indenture.

CREDIT RISK RETENTION

[None of the depositor, the sponsor or any affiliate is required to retain any interest in the transaction. The credit risk retention rules adopted under Section 15G of the Exchange Act will be effective December 24, 2016 for asset-backed securities collateralized by FFELP loans. As such, on the closing date, no interest in the [excess distribution certificate] [RC certificate] or in any of the notes that are owned by the [sponsor] [servicer] [depositor] [describe affiliate] were retained to satisfy those rules.] [**Note: This is applicable only to transactions that will close before December 24, 2016. On and after such date, the type and amount of credit risk retention interest that will retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor and all other required disclosures will be described in the related prospectus**.]

In October 2014, pursuant to the requirements of the Dodd-Frank Act, the SEC and various federal banking and housing agencies adopted credit risk retention rules for securitizations. The credit risk retention rules in Regulation RR of the Securities Act [will] apply to sponsors of virtually all securitizations (other than synthetic securitizations), whether the asset-backed securities are publicly or privately offered, and [will] permit only limited circumstances in which the required risk retention may be held by an originator or other party rather than the sponsor (or a majority-owned affiliate of the sponsor). The required risk may be retained in one of several forms, including vertical, horizontal, and a combined method, with other methods of risk retention that apply only to specific types of assets or transactions, including transactions collateralized by federally guaranteed student loans. Retained credit risk exposure generally may not be transferred (other than to a sponsor's majority-owned affiliate), hedged, or financed by nonrecourse debt, though there are sunset timeframes under which most of these restrictions will expire. [Either the depositor, the sponsor or a majority-owned affiliate of the sponsor will retain the required economic interest in the credit risk of the receivables in satisfaction of the sponsor's obligations under Regulation RR.] [The precise amount of such economic interest retained, the party retaining such interest and the manner in which it is retained to satisfy Regulation RR will be described below in "*Summary of Retained Interest*" in accordance with Item 1104(g) of Regulation AB.]

[Note: The related prospectus will also describe any hedge, whether security specific or portfolio, that is materially related to the credit risk of the notes that was entered into by the sponsor, the servicer or any applicable affiliate to offset the retained interest.] [None of the depositor, the sponsor or any applicable majority-owned affiliate of the sponsor has entered into any hedge agreement relating to the assets held to satisfy the credit risk retention rules other than any hedge permitted pursuant to Rule 12 of Regulation RR.]

There [is] [will be] a partial exemption for securitization transactions collateralized by FFELP student loans. A securitization transaction collateralized solely (other than servicing assets) by FFELP loans that are guaranteed as to 100 percent of defaulted principal and accrued interest (generally, loans originated before October 1, 1993) [are] [will be] exempt from the credit risk retention requirements. A securitization transaction collateralized solely (other than servicing assets) by FFELP loans that are guaranteed as to at least 98 percent of defaulted principal and accrued interest (generally, loans originated from October 1, 1993 to July 1, 2006) [will] have a reduced risk retention requirement of 2 percent. A securitization transaction collateralized solely (other than servicing assets) by FFELP loans that are guaranteed as to at least 97 percent of defaulted principal and accrued interest (generally, loans originated from July 1, 2006 to July 1, 2010) [will] have a reduced risk retention requirement of 3 percent. Therefore, for example, if the lowest guaranteed amount for any FFELP loan in a pool is 97 percent, the required risk retention for the transaction [is] [will be] 3 percent – irrespective of how many loans in that pool are 98 percent or 100 percent guaranteed.

[SAMPLE DISCLOSURE TO BE ADDED FOR OFFERINGS AFTER DECEMBER 24, 2016]

Summary Of Retained Interest

[*Combination Vertical and Horizontal Interest Option*]

[We will satisfy the credit risk retention requirements of Regulation RR by [the depositor] [the sponsor] [[_____], a majority-owned affiliate of the sponsor] retaining a combination of an "eligible vertical interest" and an "eligible horizontal residual interest" under Regulation RR. We expect that the percentage of the "eligible vertical interest" and the percentage of the fair value of the "eligible horizontal residual interest" will equal at least [three] [__] percent.] [APPLICABLE PERCENTAGE FOR THAT FFELP POOL TO BE INSERTED] [INCLUDE FOLLOWING DISCLOSURE FOR BOTH ELIGIBLE VERTICAL INTEREST AND ELIGIBLE HORIZONTAL RESIDUAL INTEREST OPTION]

[*Eligible Vertical Interest Option*]

[The retention of [__] percent of each class of notes by [the depositor] [the sponsor] [[_____], a majority-owned affiliate of the sponsor] satisfies the requirements for an "eligible vertical interest" under Regulation RR. The depositor, the sponsor or a majority-owned affiliate of the sponsor is required to retain this interest until the latest to occur of: (1) [two] years from the closing date, (2) the date the Pool Balance is one-third or less of the Initial Pool Balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes. None of the depositor, the sponsor or any of their affiliates may hedge the retained interest during this period. If the percentage of each class of notes retained by [the depositor] [the sponsor] [_____] on the closing date is materially different than [__]%, the sponsor will include the retained percentage in the first distribution report following the closing date.

By retaining the "eligible vertical interest," [the depositor] [the sponsor] [_____] will be a noteholder of [__]% of each class of notes and will be entitled to receive [__]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear [__]% of those losses. Each class of notes retained by the depositor, the sponsor or a majority-owned affiliate of the sponsor as part of the "eligible vertical interest" will have the same terms as all other notes in that class, except that such notes will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document as described in "*Description of the Notes – Voting Rights For Notes Owned by Transaction Parties*" in this prospectus. The material terms of the notes, and thus of the "eligible vertical interest", are described in "*Description of the Notes*" in this prospectus.]

[*Eligible Horizontal Residual Interest Option*]

[The retention of [[[____]% of] the excess distribution certificate] [the RC certificate] by [the depositor] [the sponsor] [[_____], a majority-owned affiliate of the sponsor] satisfies the requirements for an "eligible horizontal residual interest" under Regulation RR. The fair value of [the excess distribution certificate] [RC certificate] is expected to represent at least [three] [__] percent of the sum of the fair value of the notes and [the excess distribution certificate] [the RC certificate] on the closing date. The depositor, the sponsor or a majority-owned affiliate of the sponsor is required to retain [the excess distribution certificate] [RC certificate] until the latest to occur of: (1) [two] years from the closing date, (2) the date the Pool Balance is one-third or less of the Initial Pool Balance, or (3) the date the principal balance of the notes is one-third or less of the original principal balance of such notes. [The excess distribution certificate being held as the "eligible horizontal residual interest" represents the ownership of the trust and will not bear interest and will not have a principal balance. In general, distributions on the excess distribution certificate will be made only after all of the notes have received all amounts due on a distribution date and the principal balance of the RC certificate has been reduced to zero. Moreover, although the excess distribution certificate does not get written down for losses on the trust student loans because it does not have a principal balance, the excess distribution certificate is in the first loss position because all excess interest which would otherwise be distributable on the excess distribution certificate will be applied first to reduce losses on the trust student loans before any other credit enhancement is applied to prevent or reduce losses on the notes.] [The RC certificate will have a principal balance but will not bear interest.

Distributions, if any, on the RC certificate will be made only after the principal balance of each class of notes has been reduced to zero. The principal balance of the RC certificate will be allocated Realized Losses as such losses are incurred by the trust until the principal balance of such RC certificate is reduced to zero.] See "*Description of the Notes—Distributions*" in this prospectus. For a description of the methodology used for determining fair value of the notes and [the excess distribution certificate][the RC certificate], see "*—Fair Value Methodology For Eligible Horizontal Residual Interest*" below.]

Fair Value Methodology For Eligible Horizontal Residual Interest

[The sponsor determined the fair value of the notes and [the excess distribution certificate] [RC certificate] using a fair value measurement framework under generally accepted accounting principles. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs, as follows:

- *Level* 1 – inputs include quoted prices for identical instruments and are the most observable;
- *Level* 2 – inputs include quoted prices for similar instruments and observable inputs such as interest rate and yield curves; and
- *Level* 3 – inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

Fair Value of Notes

The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived for similar instruments. The fair value of the notes is assumed to be equal to the initial principal balance, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1 Notes	[__]-month LIBOR plus [__]%
Class A-2A Notes	[__]-month LIBOR plus [__]%
Class A-2B Notes	[__]%
Class A-3 Notes	[__]-month LIBOR plus [__]%
Class B Notes	[__]-month LIBOR plus [__]%

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.

Fair Value of [Excess Distribution Certificate] [RC Certificate]

The fair value of [the excess distribution certificate] [RC certificate] is categorized within Level 3 of the fair value hierarchy assessment because the inputs to the fair value calculation are generally not observable. To calculate the fair value of [the excess distribution certificate] [RC certificate], the sponsor uses an internal valuation model. This model projects the anticipated interest and principal payments of the trust student loans, the interest and principal payments on each class of notes, any required payments from the reserve account, transaction fees and expenses and the servicing fee. The resulting cash flows to [the excess distribution certificate] [RC certificate] are discounted to the present value based on a discount rate that reflects the credit exposure to these cash flows.

In making these calculations, the sponsor made the following assumptions:

- interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate class A-1, class A-2A, class A-3 and class B notes, one-month LIBOR is assumed o reset consistent with the applicable forward rate curve as of _____, 20__];
- principal and interest cash flows for the trust student loans are calculated using the assumptions described in "*Characteristics Of The [Initial] Trust Student Loan Pool*" in this prospectus;
- credit losses on the trust student loans are applied in a range of [__]% to [__]% in accordance with the default curve described below;
- expected borrower benefits will be paid on the trust student loans in a range of [__]% to [__]% in accordance with the expected borrower benefit curve described below;
- prepayments on the trust student loans are applied monthly in a range of [__]% to [__]% in accordance with the prepayment rate described below;
- the discount rate applicable to the cash flows for [the excess distribution certificate] [OR A DIFFERENT FIRST LOSS TRANCHE] is [__]% to [__]% determined in accordance with the discount rate described below; and
- [OTHER ASSUMPTIONS TO BE ADDED AS APPLICABLE].

The sponsor developed these inputs and assumptions considering the following factors:

- *Default curve* – estimated using assumptions regarding expected credit losses based on the composition of the trust student loans, the performance of prior securitized pools, economic conditions, the loss assumptions of the hired NRSROs, and other factors;
- *Expected borrower benefit curve* – estimated using assumptions regarding the expected borrower benefits that will be paid within the trust based on the asset type and the type of borrower benefits available to that asset type;

149

- *Prepayment rate* – estimated using assumptions regarding the expected prepayment speeds on pools of student loans based on the asset type; and
- *Discount rate* – estimated rate used in discounted cash flow analysis to determine the present value of future cash flows. Due to the lack of an actively traded market in residual interests in the student loan business, the discount rate was derived using quantitative and qualitative factors that consider the equity-like component of the first-loss exposure.

The sponsor developed these inputs and assumptions by reviewing several factors, including the composition of the trust student loans, the performance of its prior securitized pools as described under "*Static Pools*" in this prospectus, economic conditions and the loss assumptions of the hired rating agencies. The sponsor believes that the inputs and assumptions described above include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder's ability to evaluate the sponsor's fair value calculations.

Fair Value Calculations

Based on the assumptions and methodologies described above, the fair value of the notes and [the excess distribution certificate] [RC Certificate] is:

Notes	Fair Value ($)	Fair Value (%)
Class A-1 Notes	$	%
Class A-2A Notes	$	%
Class A-2B Notes	$	%
Class A-3 Notes	$	%
Class B Notes	$	%
[Excess Distribution Certificate]	$	%
[RC Certificate]	$	%
Total	$	%

The sponsor will recalculate the fair value of the notes and [the excess distribution certificate] [RC certificate] following the closing date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above. The fair value of [the excess distribution certificate] [RC certificate] as a percentage of the fair value of all ABS interests issued in the transaction will be included in the first distribution report, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value.]


STATIC POOLS


Information concerning the static pool data of previous similar student loan securitizations of the sponsor was filed with the SEC as a report on Form 8-K on _____, 20___ and may be found under CIK _____. The Form 8-K presents the static pool data (the "Static Pool Data") with respect to the pools of similar student loan assets underlying the sponsor's previous securitizations over the last five years ("Prior Securitizations") in the form of published charts and graphic representations of the data contained in such charts. The Static Pool Data will present summary information about the original characteristic of those prior pools as well as encompass the cumulative loss, prepayment and delinquency statistics of such Prior Securitizations (with delinquencies being presented in buckets of 31-60 days delinquent, 61-90 days delinquent, 91-120 days delinquent, and greater than 120 days delinquent). Once a loan becomes greater than 270 days delinquent it is no longer considered a Delinquent Loan and becomes a Defaulted Loan eligible for a repayment claim to be made with the applicable guarantor. Definitions of terms that are contained in the Static Pool Data will be included in the Form 8-K. *We caution you that this pool of trust student loans may not perform in a similar manner to student loans in the Prior Securitizations.* [INSERT ANY FURTHER SPECIFIC TERMS SHOWING MATERIAL DIFFERENCES BETWEEN THE TRUST STUDENT LOAN POOL AND THE STATIC POOLS]**.**

PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES AND EXPECTED MATURITIES OF THE NOTES

The rate of payment of principal of the notes and the yield on the notes will be affected by prepayments on the trust student loans that may occur as described below. Therefore, payments on the notes could occur significantly earlier than expected. Consequently, the actual maturities of the notes could be significantly earlier, average lives of the notes could be significantly shorter, and periodic balances could be significantly lower, than expected. Each trust student loan is prepayable in whole or in part, without penalty, by the borrowers at any time, or as a result of a borrower's default, death, disability or bankruptcy and subsequent liquidation or collection of guarantee payments with respect thereto. The rate of such prepayments cannot be predicted and may be influenced by a variety of economic, social, competitive and other factors, as described below. In general, the rate of prepayments may tend to increase to the extent that alternative financing becomes available on more favorable terms or at interest rates significantly below the interest rates applicable to the trust student loans. Prepayments could increase as a result of certain borrower benefit programs, among other factors. In addition, the depositor and the related seller are each obligated to repurchase any trust student loan (or substitute an eligible student loan) as a result of a breach of any of its representations and warranties relating to trust student loans contained in the sale agreement, and the servicer is obligated to purchase any trust student loan pursuant to the servicing agreement as a result of a breach of certain covenants with respect to such trust student loan, in each case where such breach materially adversely affects the interests of the trust in that trust student loan and is not cured within the applicable cure period. See "*Transfer Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" and "*Servicing and Administration— Servicer Covenants*" in this prospectus. See also "*Summary of Terms—Termination of the Trust"* in this prospectus regarding (i) the servicer's option to purchase the trust student loans when the Pool Balance is 10% or less of the Initial Pool Balance and the auction of the trust student loans if the servicer does not exercise such option, and (ii) the servicer's right to purchase trust student loans with an aggregate principal balance of up to [___%] of the Initial Pool Balance.

On the other hand, the rate of principal payments and the yield on the notes will be affected by scheduled payments with respect to, and maturities and average lives of, the trust student loans. These may be lengthened as a result of, among other things, grace periods, deferment periods, forbearance periods, income-sensitive repayment plans or repayment term or monthly payment amount modifications agreed to by the servicer. Therefore, payments on the notes could occur significantly later than expected. Consequently, actual maturities and weighted average lives of the notes could be significantly longer than expected and periodic balances could be significantly higher than expected. The rate of payment of principal of the notes and the yield on the notes may also be affected by the rate of defaults resulting in losses on defaulted trust student loans which have been liquidated, by the severity of those losses and by the timing of those losses, which may affect the ability of the guarantors to make timely guarantee payments with respect thereto. In addition, the latest maturity of certain of the trust student loans could extend beyond the legal maturity date for the notes.

The rate of prepayments on the trust student loans cannot be predicted due to a variety of factors, some of which are described above, and any reinvestment risks resulting from a faster or slower incidence of prepayment of the trust student loans will be borne entirely by the noteholders. Such reinvestment risks may include the risk that interest rates and the relevant spreads above particular interest rate indices are lower at the time noteholders receive payments from the trust than such interest rates and such spreads would otherwise have been if such prepayments had not been made or had such prepayments been made at a different time.

"*Exhibit I—Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes*" in this prospectus shows, for each class of notes, the weighted average lives, expected maturity dates and percentages of the original principal balances remaining at certain distribution dates based on various assumptions.

POOL ASSET REVIEW

In connection with the offering of the notes, the sponsor and the depositor have performed a review of the trust student loans and the disclosure regarding the trust student loans that is required to be included in this prospectus by Item 1111 of Regulation AB (which disclosure we refer to herein as "**Rule 193 Information**"). Designed and effectuated to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects, this review covered the sponsor's and its relevant affiliates' underwriting and servicing guidelines, and the eligibility and characteristics of the trust student loans, as well as the disclosure in this prospectus describing such underwriting and servicing guidelines and the eligibility and characteristics of the trust student loans. In connection with this pool asset review, the sponsor and the depositor also reviewed the internal controls and FFELP compliance processes that support the sponsor's and its relevant affiliates' underwriting and servicing and the selection of trust student loans.

Portions of the reviews described below were performed with the assistance of third parties engaged by the sponsor and the depositor. The sponsor and the depositor determined the nature, extent and timing of the reviews and the sufficiency of the assistance provided by the third parties for purposes of its reviews. The depositor has ultimate authority and control over, and assumes all responsibility for, the reviews and the findings and conclusions of the reviews. The depositor hereby attributes all findings and conclusions of such reviews to itself.

After undertaking the reviews described below, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Review Of Underwriting And Servicing Guidelines

As described in "*The Trust Student Loan Pool*" and "*The Student Loan Pools*," "*The Companies' Student Loan Financing Business—FFELP Loans*," and "*Appendix A—Federal Family Education Loan Program*" in this prospectus, the sponsor's and its relevant affiliates' FFELP loans are originated and serviced in accordance with the provisions of the Higher Education Act and the rules and regulations promulgated thereunder. As a part of the review of the Rule 193 Information, the sponsor's and the depositor's management reviewed and approved the descriptions found under "*The Trust Student Loan Pool*" and in the "*The Companies' Student Loan Financing Business—FFELP Loans*," and "*Appendix A—Federal Family Education Loan Program*" in this prospectus, each consisting of factual information regarding the sponsor's and its relevant affiliates' underwriting and servicing guidelines and the FFELP to ensure the accuracy of such information.

Review Of Eligibility And Characteristics Of The Trust Student Loans

The sponsor and the depositor and their relevant affiliates also performed a review of the trust student loans to confirm that the trust student loans satisfy the eligibility criteria set forth under "*The Trust Student Loan Pool—Eligible Trust Student Loans*" in this prospectus and the characteristics set forth in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool*" in this prospectus.

The first aspect of the review of the trust student loans tested the accuracy of the data contained in or derived from the electronic data file, which we refer to as a "data tape." The data tape contains certain information on each borrower's account as of the statistical cutoff date and is used to create the stratification tables presented in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool*" and other statistical information found elsewhere in this prospectus. The sponsor and the depositor selected a random sample of [___] trust student loans to confirm that the following [__] data points conform to the applicable information in the borrower record on the servicing system of record: [Loan Type,] [Loan Status,] [Guarantor,] [Origination Date,] [Borrower Interest Rate,] [Subsidy Indicator,] [Days Delinquent,] [Claim Status] [and _____]. [No] [___] variances between the trust student loans and the data tape were found. [If applicable, any variances found will be disclosed and described.]

The second aspect of the review of the trust student loans consisted of a comparison of the eligibility requirements for the trust student loans set forth under "*The Trust Student Loan Pool—Eligible Trust Student Loans*" in this prospectus against the data tape. Specifically, attributes of the trust student loans set forth on the data tape were reviewed to confirm the trust student loans meet certain of the minimum eligibility requirements set forth under "*The Trust Student Loan Pool—Eligible Trust Student Loans*" in this prospectus including delinquency status, loan type (subsidized or unsubsidized Stafford loan, PLUS loan or SLS loan) and disbursement status, as well as other attributes of the trust student loans such as servicer identity, owner identity, minimum principal balance and remaining term requirements. In addition, the sponsor's and the depositor's management confirmed that the trust student loans are eligible student loans under the FFELP.

The third aspect of the review of the trust student loans consisted of a comparison of the statistical information presented in "*Annex A—Characteristics of the [Initial] Trust Student Loan Pool*" against the data tape. This review covered attributes of the trust student loans such as school type, interest rate, outstanding principal balance, remaining term to scheduled maturity, payment status, geographic distribution, repayment terms, date of disbursement for purposes of the guarantee related to trust student loan and the identity of the applicable guaranty agency.

Internal Control And Risk Assessment Procedures And Annual Compliance Activity

The reviews, described above under "*—Review of Underwriting and Servicing Guidelines*" and "*—Review of Eligibility and Characteristics of the Trust Student Loans*," are further supported by the various internal control and risk assessment procedures and annual FFELP compliance activities performed by the sponsor and its relevant affiliates, including the depositor, in the day-to-day operation of their businesses.

The sponsor's and its relevant affiliates' internal controls cover activities such as payment processing, reconciliation and posting, claims processing, reporting obligations to noteholders, loan selection, corporate finance systems and accuracy of system data. The internal control and risk assessment procedures utilized by the sponsor and its relevant affiliates require personnel to assess and report on compliance with such procedures that fall within their respective areas of responsibility including whether all material, known gaps, deficiencies or issues have been reported and rectified. The most recent internal assessment found no risk-related issues and determined that existing internal controls were sufficiently reliable to reveal risk-related issues should they appear. In addition, the sponsor's and its relevant affiliates' internal audit department monitors various risk management and compliance efforts across the organization, identifies areas that require increased focus and resources, and reports significant control issues to executive management. The most recent audit did not reveal any significant control issues.

In addition to the day-to-day internal controls and risk management activities described above, the sponsor and its relevant affiliates annually review their portfolio of FFELP loans, including the trust student loans, to confirm that such FFELP loans were originated and have been serviced in accordance with the provisions of the Higher Education Act and the rules and regulations promulgated thereunder. In connection with this annual review, the sponsor and its relevant affiliates test a random sample of FFELP loans, in an amount not less than that proscribed by the Department of Education, to confirm compliance with the provisions of the Higher Education Act and the rules and regulations promulgated thereunder, including, but not limited to, factors that may affect the guarantee on a FFELP loan such as (i) compliance with interest and special allowance payment requests and reporting requirements and appropriate calculation and billing of special allowance payments; (ii) maintenance of current, complete and accurate records of each FFELP loan; (iii) appropriate collection and claim filing activities for Delinquent Loans; (iv) maintenance of appropriate records necessary to document the validity of a claim against a loan guarantee; and (v) compliance with the requirements for curing due diligence and timely filing violations.

The sponsor, on behalf of its relevant affiliates, including the depositor, submitted their most recent reports to the Department of Education as required. Based on these reviews, management concluded that during the relevant period covered by such reports, the lenders and the servicer complied with, and as of the end of such period, had effective internal controls regarding, the specified compliance requirements of the Higher Education Act.

U.S. FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Shearman & Sterling LLP, federal tax counsel to the depositor and the trust, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion is general in nature and does not address issues that may be relevant to a particular holder subject to special treatment under U.S. federal income tax laws (such as tax-exempt organizations, partnerships or pass-through entities, persons holding notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in notes or currencies and traders that elect to mark-to-market their notes). In addition, this discussion does not consider the effect of any alternative minimum taxes, the Medicare tax on net investment income or foreign, state, local or other tax laws, or any U.S. tax considerations (*e.g.*, estate or gift tax), other than U.S. federal income tax considerations, that may be applicable to particular holders. Furthermore, this discussion assumes that holders hold notes as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion also assumes that, with respect to notes reflected on the books of a qualified business unit of a holder, such qualified business unit is a U.S. resident.

This discussion is based on **the Code** and applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. There are no rulings or cases on similar transactions. Moreover, the administrator does not intend to request rulings with respect to the U.S. federal income tax treatment of the notes. Thus, there can be no assurance that the

U.S. federal income tax consequences of the notes described below will be sustained if the relevant transactions are examined by the Internal Revenue Service (the "IRS") or by a court if the IRS proposes to disallow such treatment. The trust will be provided with an opinion of federal tax counsel regarding certain U.S. federal income tax matters discussed below. An opinion of federal tax counsel, however, is not binding on the IRS or the courts.

Unless otherwise indicated herein, it is assumed that any holder is a U.S. person, and, except as set forth below, this discussion does not address the tax consequences of holding a note to any holder who is not a U.S. person. As used herein, "U.S. person" means a person that is for U.S. federal income tax purposes:

- a citizen or individual resident of the United States;

- a corporation, including an entity treated as such, organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

- a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

To the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to that date, that elect to continue to be treated as U.S. persons, will be U.S. persons and not foreign persons.

The U.S. federal income tax treatment of a partner in a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) that holds a note will depend, among other things, upon whether or not the partner is a U.S. person. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

For purposes of this discussion, references to the trust, the notes and related terms, parties and documents refer, unless described differently in this prospectus, to the trust and the notes and related terms, parties and documents applicable to the trust. References to a holder of a note generally are deemed to refer to the beneficial owner of the note.

Tax Characterization Of The Trust

Federal tax counsel will deliver its opinion to the trust that the trust will not be an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. This opinion will be based on the assumption that the terms of the trust agreement and related documents will be complied with.

Tax Consequences To Holders Of Notes In General

Treatment of the Notes as Indebtedness. Except as otherwise described in this prospectus, federal tax counsel will deliver an opinion that certain classes of the notes will qualify as debt for U.S. federal income tax purposes. The depositor will agree, and the noteholders will agree by their purchase of the notes, to treat the notes as debt for U.S. federal income tax purposes. The consequences of the notes being treated as debt for U.S. federal income tax purposes are described below. Treatment of the notes as equity interests could have adverse tax consequences to certain holders. For example, all or a portion of the income accrued by tax-exempt entities, including pension funds, would be "unrelated business taxable income," income to foreign holders might be subject to U.S. federal income tax and U.S. federal income tax return filing and withholding requirements, and individual holders might be subject to limitations on their ability to deduct their shares of trust expenses, including losses. Noteholders are strongly encouraged to consult with their own tax advisors regarding the possibility that the notes could be treated as equity interests.

Stated Interest. Stated interest on the notes will be taxable as ordinary income for federal income tax purposes when received or accrued in accordance with the method of tax accounting of the holder of the notes.

Original Issue Discount. Stated interest other than qualified stated interest must be accrued under the rules applicable to original issue discount ("OID"). Qualified stated interest must be unconditionally payable at least annually. Interest on a subordinated note may not qualify under this standard because it is subject to deferral in certain circumstances. Nonetheless, absent guidance on this point, the trust does not intend to report interest on subordinated notes as other than qualified stated interest solely because of the potential interest deferral which may result from the subordination feature. Unless otherwise stated herein, the discussion below assumes that all payments on the notes are denominated in U.S. Dollars, and that the interest formula for the notes meets the requirements for "qualified stated interest" under Treasury regulations relating to OID, except as described below. If these conditions are not satisfied with respect to a series of notes, additional tax considerations with respect to the notes will be disclosed in this prospectus.

A note will be treated as issued with OID if the excess of the note's "stated redemption price at maturity" over its issue price equals or exceeds a *de minimis* amount equal to one-fourth of 1 percent of the note's stated redemption price at maturity multiplied by the number of years to its maturity, based on the anticipated weighted average life of the notes, calculated using the "prepayment assumption," if any, used in pricing the notes and weighing each payment by reference to the number of full years elapsed from the closing date prior to the anticipated date of such payment. Generally, the issue price of a note should be the first price at which a substantial amount of the notes is sold to persons other than placement agents, underwriters, brokers or wholesalers. The stated redemption price at maturity of a note of a series is generally equal to all payments on a note other than payments of "qualified stated interest." Assuming that interest is qualified stated interest, the stated redemption price is generally expected to equal the principal amount of the note. Any *de minimis* OID must be included in income as principal payments are received on the notes in the proportion that each such payment bears to the original principal balance of the note. The treatment of the resulting gain is subject to the general rules discussed under "—*Sale or Other Taxable Disposition*" in this prospectus.

If the notes are treated as issued with OID, a holder will be required to include OID in income before the receipt of cash attributable to such income using a constant yield method. The amount of OID generally includible in income is the sum of the daily portions of OID with respect to a note for each day during the taxable year or portion of the taxable year in which the holder holds the note. Special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. Under these provisions, the computation of OID on such debt instruments must be determined by taking into account both the prepayment assumption, if any, used in pricing the debt instrument and the actual prepayment experience. As a result of these special provisions, the amount of OID on the notes issued with OID that will accrue in any given accrual period may either increase or decrease depending upon the actual prepayment rate.

Holders of the notes are strongly encouraged to consult with their own tax advisors regarding the impact of the OID rules in the event that notes are issued with OID. In the event a holder purchases a note issued with OID at an acquisition premium—that is, at a price in excess of its "adjusted issue price" but less than its stated redemption price—the amount includible in income in each taxable year as OID is reduced by that portion of the excess properly allocable to such year. The adjusted issue price of a note is the sum of its issue price plus prior accruals of OID, reduced by the total payments made with respect to the note in all prior periods, other than "qualified stated interest" payments. Acquisition premium is allocated on a *pro rata* basis to each accrual of OID, so that the holder is allowed to reduce each accrual of OID by a constant fraction.

An initial holder who owns an interest in more than one class of notes with respect to a series should be aware that the OID regulations may treat such interests as a single debt instrument for purposes of the OID provisions of the Code.

Market Discount. The notes, whether or not issued with OID, may be subject to the "market discount rules" of Section 1276 of the Code. In general, these rules apply if the holder purchases the note at a market discount—that is, a discount from its stated redemption price at maturity or, if the notes were issued with OID, adjusted issue price—that exceeds a *de minimis* amount specified in the Code. If the holder acquires the note at a market discount and (a) recognizes gain upon a disposition, or (b) receives payments that do not constitute qualified stated interest, the lesser of (1) such gain or payment or (2) the accrued market discount that has not previously been included in income, will be taxed as ordinary interest income.

Generally, market discount accrues in the ratio of stated interest allocable to the relevant period to the sum of the interest for such period plus the remaining interest as of the end of such period, computed taking into account the prepayment assumption, if any, or in the case of a note issued with OID, in the ratio of OID accrued for the relevant period to the sum of the OID accrued for that period plus the remaining OID as of the end of such period. A holder may elect, however, to determine accrued market discount under the constant yield method, computed taking into account the prepayment assumption, if any. The treatment of the resulting gain is subject to the general rules discussed under "—*Sale or Other Taxable Disposition*" in this prospectus.

Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A holder may elect to include market discount in gross income as it accrues. If it makes this election, the holder will not be required to defer deductions. Any such election will apply to all debt instruments acquired by the holder on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Amortizable Bond Premium. In general, if a holder purchases a note at a premium—that is, an amount in excess of the amount payable at maturity—the holder will be considered to have purchased the note with "amortizable bond premium" equal to the amount of such excess. A holder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant yield method, or one of the other methods described above under "—*Market Discount*" in this prospectus over the remaining term of the note, using the prepayment assumption, if any. A holder's tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election shall apply to all debt instruments, other than instruments the interest on which is excludible from gross income, held by the holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

Election to Treat all Interest as OID. A holder may elect to include in gross income all interest with respect to the notes, including stated interest, OID, *de minimis* OID, market discount, *de minimis* market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described under "—*Original Issue Discount*" in this prospectus. This election will generally apply only to the specific note for which it was made. It may not be revoked without the consent of the IRS. Holders are strongly encouraged to consult with their own tax advisors before making this election.

Sale or Other Taxable Disposition. If a holder of a note sells the note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder's adjusted tax basis in the note. The adjusted tax basis will equal the holder's cost for the note, increased by any market discount, OID and gain previously included by the holder in income with respect to the note, and

159

decreased by the amount of any bond premium previously amortized and by the amount of principal payments previously received by the noteholder with respect to the note. Any such gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest, accrued market discount not previously included in income and in the event of a prepayment or redemption, any not yet accrued OID. Capital gains or losses will be long-term capital gains or losses if the note was held for more than one year. Capital losses generally may be used only to offset capital gains.

[The transfer or sale of the excess distribution certificate to a holder that does not also hold the RC certificate is not legally prohibited. If such a transfer or sale were to occur, depending on the circumstances, the trust could potentially be reclassified as a partnership for U.S. federal income tax purposes, in which case the notes arguably would be deemed reissued by a new entity. Nevertheless, based on the position of the IRS, as evidenced by several private letter rulings, the reclassification of the trust as a partnership for U.S. federal income tax purposes would not constitute a taxable event to noteholders. It should be noted, however, that the IRS private letter rulings discussed above are directed only to the taxpayers that requested such rulings and that a similar IRS ruling has not been requested in the present case. Although IRS private letter rulings are not binding on the IRS, federal tax counsel for the trust believes that the position of the IRS in the foregoing private letter rulings represents a correct interpretation of the law.]

Waivers and Amendments. An indenture for a series may permit noteholders to waive an event of default or rescind an acceleration of the notes in some circumstances upon a vote of the requisite percentage of the holders. Any such waiver or rescission, or any amendment of the terms of the notes, could be treated for U.S. federal income tax purposes as a constructive exchange by a holder of the notes for new notes, upon which gain or loss might be recognized.

[*Retained Notes.* Some or all of the class __ notes may be retained by the depositor or an affiliate of the depositor and from time to time resold by such depositor or affiliate. Upon the date of resale, the retained class __ notes will be deemed reissued as new notes for U.S. federal income tax purposes. To the extent that the purchase price paid on resale is greater than the principal amount of the note, the difference will be treated as bond premium. To the extent that the purchase price paid on resale is less than the principal amount of the note by more than the statutorily defined *de minimis* amount, the difference will be treated as OID. For a discussion of the treatment of bond premium and OID (including the exception for *de minimis* amounts), holders should refer to the subsections above entitled "*Original Issue Discount*" and "*Amortizable Bond Premium*."]

Tax Consequences to Foreign Investors. The following information describes the material U.S. federal income tax treatment of investors in the notes that are foreign persons. The term "foreign person" means any person other than a U.S. person, as defined above. The IRS has issued regulations which set forth procedures to be followed by a foreign person in establishing foreign status for certain purposes.

Prospective investors are strongly encouraged to consult with their tax advisors concerning the requirements imposed by the regulations and their effect on the holding of the notes.

Interest paid or accrued to a foreign person that is not effectively connected with the conduct of a trade or business within the United States by the foreign person will generally be considered "portfolio interest" and generally will not be subject to U.S. federal income tax and withholding tax, as long as the foreign person:

- is not actually or constructively a "10 percent shareholder" of Navient, Navient Credit Finance Corporation, the depositor or the trust, or a "controlled foreign corporation" with respect to which Navient, Navient Credit Finance Corporation, the depositor or the trust is a "related person" within the meaning of the Code, and

- provides an appropriate statement, signed under penalties of perjury, certifying that the holder is a foreign person and providing that foreign person's name and address. For beneficial owners that are individuals or entities treated as corporations, this certification may be made on Form W-8BEN or Form W-8BEN-E. If the information provided in this statement changes, the foreign person must report that change within 30 days of such change. The statement generally must be provided in the year a payment occurs or in any of the three preceding years.

If this interest were not portfolio interest, then it would be subject to U.S. federal income and withholding tax at a current rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty. For a description of certain documentation requirements pertaining to such withholding tax, see "*Appendix B—Global Clearance, Settlement and Tax Documentation Procedures—U.S. Federal Income Tax Documentation Requirements*" in this prospectus.

Any capital gain realized on the sale or other taxable disposition of a note by a foreign person will be exempt from U.S. federal income and withholding tax, provided that:

- the gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, and

- in the case of an individual foreign person, the foreign person is not present in the United States for 183 days or more in the taxable year and certain other requirements are met.

If the interest, gain or income on a note held by a foreign person is effectively connected with the conduct of a trade or business in the United States by the foreign person, the holder—although exempt from the withholding tax previously discussed if a duly executed Form W-8ECI is furnished—generally will be subject to U.S. federal income tax on the interest, gain or income at regular U.S. federal income tax rates. In addition, if the foreign person is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Information Reporting and Backup Withholding. The indenture trustee will be required to report annually to the IRS, and to each noteholder, the amount of interest (including OID, if any, which will be provided to the indenture trustee by the administrator) paid on, or the proceeds from the sale or other taxable disposition of, the notes and the amount withheld for federal income taxes, if any, for each calendar year, except as to exempt recipients—generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Each noteholder other than one who is not subject to the reporting requirements will be required to provide, under penalties of perjury, a certificate containing its name, address, correct federal taxpayer identification number, which includes a U.S. social security number, and a statement that the holder is not subject to backup withholding. Should a non-exempt noteholder fail to provide the required certification or should the IRS notify the indenture trustee or the issuing entity that the holder has provided an incorrect federal taxpayer identification number or is otherwise subject to backup withholding, the indenture trustee or the issuing entity will be required to withhold at a prescribed rate from the interest otherwise payable to the noteholder, or the proceeds from the sale or other taxable disposition of the notes, and remit the withheld amounts to the IRS as a credit against the holder's U.S. federal income tax liability.

Foreign Account Tax Compliance Act. Under the Foreign Account Tax Compliance Act of 2010 ("FATCA"), a 30% withholding tax will be imposed on certain payments (which include interest in respect of notes and gross proceeds from the sale, exchange or other disposition of such notes) made to a foreign entity if such entity fails to satisfy certain disclosure and reporting rules. FATCA generally requires that (i) in the case of a foreign financial institution (defined broadly to include a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial U.S. owners of such entity.

FATCA generally will apply to the notes offered hereby, although the IRS has released guidance indicating that FATCA withholding tax on gross proceeds will not be imposed with respect to payments made prior to January 1, 2017. Furthermore, under the terms of the notes, holders are required to provide the indenture trustee with FATCA-related information, including appropriate IRS forms, and the indenture trustee has the right to withhold interest payable on the notes if any holder fails to provide the required documentation or to the extent any FATCA or other withholding tax is otherwise applicable. Investors in the notes that are foreign persons are strongly encouraged to consult with their own tax advisors regarding the application and impact of FATCA.

EUROPEAN UNION DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

The European Union has adopted Council Directive (2003/48/EC) regarding the taxation of savings income in the form of interest payments (the "Savings Directive"). Under the Savings Directive, member states of the European Union ("Member States") are required to provide to the tax or other relevant authorities of other Member States details of payments of interest and other similar income paid by a person within its jurisdiction to an individual, or certain other types of persons, resident in another Member State, except that Austria and Luxembourg have instead opted to impose a withholding system in relation to such payments, deducting tax at the rate of 35%, for a transitional period unless during such period they elect otherwise (the ending of such transitional period being dependent on the conclusion of certain other agreements relating to information exchange with certain other countries). Luxembourg has announced that it will no longer impose the withholding system as from January 1, 2015 and will provide details of payments of interest and other similar income as from that date. A number of non-European Union countries, and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures (either regarding the provision of information or transitional withholding).

On March 24, 2014, the Council of the European Union adopted a directive amending the Savings Directive, which, when implemented, will amend and broaden the scope of the requirements above. Member States have until January 1, 2016 to adopt the national legislation necessary to comply with this amending directive.

STATE TAX CONSEQUENCES

The above discussion does not address the tax treatment of the trust, the notes, or the holders of the notes under any state or local tax laws. The activities of the servicer in servicing and collecting the trust student loans will take place at each of the locations at which the servicer's operations are conducted and, therefore, different tax regimes apply to the trust and the holders of the notes. Prospective investors are urged to consult with their own tax advisors regarding the state and local tax treatment of the trust as well as any state and local tax consequences to them of purchasing, owning and disposing of the notes.

* * *

The federal and state tax discussions described above may not be applicable depending upon each holder's particular tax situation. Prospective purchasers are strongly encouraged to consult with their own tax advisors as to the tax consequences to them of purchasing, owning or disposing of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 4975 of the Code impose certain restrictions on:

- employee benefit plans as defined in Section 3(3) of ERISA;

- certain other retirement plans and arrangements described in Section 4975 of the Code, including:

    1. individual retirement accounts and annuities, and

    2. Keogh plans;

- collective investment funds and separate accounts and, as applicable, insurance company general accounts in which those plans, accounts or arrangements are invested that are subject to the fiduciary responsibility provisions of ERISA and Section 4975 of the Code;

- any other entity whose assets are deemed to be "plan assets" as a result of any of the above plans, arrangements, funds or accounts investing in such entity; and

- persons who are fiduciaries with respect to plans in connection with the investment of plan assets.

The term "Plans" includes the plans and arrangements listed in the first two bullet points above.

Some employee benefit plans, such as governmental plans described in Section 3(32) of ERISA, and certain church plans described in Section 3(33) of ERISA, are not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, these plans may be subject to the provisions of any other applicable federal or state law, materially similar to the provisions of ERISA and Section 4975 of the Code described in this prospectus. Moreover, if a plan is not subject to ERISA requirements but is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code, the prohibited transaction rules in Section 503 of the Code will apply.

ERISA generally imposes on Plan fiduciaries certain general fiduciary requirements, including those of investment prudence and diversification and the requirement that the Plan's investments be made in accordance with the documents governing the Plan. In addition, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving assets of a Plan and persons who are called "Parties in Interest" under ERISA and "Disqualified Persons" under the Code ("Parties in Interest") who have certain specified relationships to the Plan unless a statutory, regulatory or administrative exemption is available. A trust, the depositor, any underwriter, the trustee or the eligible lender trustee, as applicable, the indenture trustee, the servicer, the administrator, any provider of credit support, a swap provider, or any of their affiliates may be considered to be or may become Parties in Interest with respect to certain Plans. Some Parties in Interest that participate in a prohibited transaction may be subject to an excise tax imposed under Section 4975 of the Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory or administrative exemption is available. These prohibited transactions generally are set forth in Section 406 of ERISA and Section 4975 of the Code. In addition, because these parties may receive certain benefits from the sales of the notes, the purchase of the notes using Plan assets over which any of them has investment authority should not be made if it could be deemed a violation of the prohibited transaction rules of ERISA and the Code for which no exemption is available.

Under regulations issued by the Department of Labor called the "Plan Asset Regulations", if a Plan makes an "equity" investment in an entity, the underlying assets and properties of that entity will be deemed for purposes of ERISA to be assets of the investing Plan unless exceptions in the regulation apply. The Plan Asset Regulations define an "equity interest" as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. If the notes are treated as debt for purposes of the Plan Asset Regulations, the student loans and the other assets of the trust should not be deemed to be assets of an investing Plan. If, however, the notes were treated as "equity" for purposes of the Plan Asset Regulations, a Plan purchasing the notes could be treated as holding the student loans and the other assets of the trust.

Unless described differently in this prospectus, the notes of each series denominated as debt should be treated as debt and not as equity interests for purposes of the Plan Asset Regulations. However, without regard to this characterization of the notes, prohibited transactions under Section 406 of ERISA and Section 4975 of the Code may arise if a note is acquired by a Plan with respect to which any of the trust, the depositor, any underwriter, the trustee or the eligible lender trustee, as applicable, the indenture trustee or certain of their affiliates is a Party in Interest unless the transactions are subject to one or more statutory or administrative exemptions.

Included among the administrative exemptions are the following exemptions:

- Prohibited Transaction Class Exemption ("PTCE") 96-23, which exempts certain transactions effected on behalf of a Plan by an "in-house asset manager";

- PTCE 90-1, which exempts certain transactions between insurance company separate accounts and Parties in Interest;

- PTCE 91-38, which exempts certain transactions between bank collective investment funds and Parties in Interest;

- PTCE 95-60, which exempts certain transactions between insurance company general accounts and Parties in Interest; or

- PTCE 84-14, which exempts certain transactions effected on behalf of a Plan by a "qualified professional asset manager."

There is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code to a party in interest that is a service provider to a Plan investing in the notes for adequate consideration, provided such service provider is not (i) the fiduciary with respect to the Plan's assets used to acquire the notes or an affiliate of such fiduciary or (ii) an affiliate of the employer sponsoring the Plan. Adequate consideration means fair market as determined in good faith by the Plan fiduciary pursuant to regulations to be promulgated by the Department of Labor.

These administrative and statutory exemptions may not apply with respect to any particular Plan's investment in notes and, even if an exemption were deemed to apply, it might not apply to all prohibited transactions that may occur in connection with the investment. Accordingly, before making an investment in the notes, investing Plans should determine whether the trust, the depositor, any underwriter, the trustee or the eligible lender trustee, as applicable, the indenture trustee, the servicer, the administrator, any provider of credit support, the swap provider or any of their affiliates is a Party in Interest for that Plan and, if so, whether the transaction is eligible for one or more statutory, regulatory or administrative exemptions.

* * *

A Plan fiduciary considering the purchase of the notes of a given series is strongly encouraged to consult with its tax and/or legal advisors regarding whether the assets of the trust would be considered Plan assets, the possibility of exemptive relief from the prohibited transaction rules and other related issues and their potential consequences. Each Plan fiduciary also should determine whether, under the fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the Plan, also considering the overall investment policy of the Plan and the composition of the Plan's investment portfolio, as well as whether the investment is permitted under the Plan's governing instruments.

ACCOUNTING CONSIDERATIONS

Various factors may influence the accounting treatment applicable to an investor's acquisition and holding of asset-backed securities. Accounting standards, and the application and interpretation of such standards, are subject to change from time to time. Before making an investment in the notes, potential investors are strongly encouraged to consult their own accountants for advice as to the appropriate accounting treatment for their class of notes.

AVAILABLE INFORMATION

Navient Funding, as the depositor of the trust and the registrant, has filed with the Securities and Exchange Commission ("SEC") a registration statement for the notes under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all the information contained in the registration statement.

All materials filed with the SEC, including this registration statement and the periodic reports required under the Exchange Act described below under "*Reports to Noteholders*", will be available for web site viewing and printing in the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which is located at http://www.sec.gov.

The Securities Act file number for this registration statement is 333-[_____].

REPORTS TO NOTEHOLDERS

The administrator will prepare periodic unaudited reports as described in this prospectus for each series. These periodic unaudited reports will contain information concerning the trust student loans in the trust. They will be sent only to Cede & Co., as nominee of DTC. The administrator will not send reports directly to the beneficial holders of the notes. However, all such periodic unaudited reports may be viewed at sponsor's website: https://www.navient.com/about/investors/debtasset/navientsltrusts. The reports will not constitute financial statements prepared in accordance with generally accepted accounting principles.

The trust will cause the administrator to file with the SEC all periodic reports required under the Exchange Act. The reports concerning the trust are required to be delivered to the holders of the notes. These reports include (but are not limited to):

- Reports on Form 8-K (Current Report), following the issuance of the series of notes of the trust, including as Exhibits to the Form 8-K the transaction agreements or other documents specified in this prospectus;

- Reports on Form 8-K (Current Report), following the occurrence of events specified in Form 8-K requiring disclosure, which are required to be filed within the time-frame specified in Form 8-K related to the type of event;

- Reports on Form 10-D (Asset-Backed Issuer Distribution Report), containing the distribution and pool performance information required on Form 10-D, which are required to be filed 15 days following the distribution date specified in this prospectus, with the first such Form 10-D filed post-closing to include the required post-closing information specified in Rule 4(c)(1)(ii) and Rule 4(c)(2)(ii) of Regulation RR; and

- Report on Form 10-K (Annual Report), containing the items specified in Form 10-K with respect to a fiscal year and the items required pursuant to Items 1122 and 1123 of Regulation AB under the Securities Act.

The trust has been assigned a separate Central Index Key assigned by the SEC for the trust. Reports filed with respect to the trust with the SEC after the date hereof will be available under the trust's Central Index Key, which will be a serial company number assigned to the file number of the depositor shown above. The trust's separate Central Index Key is [_____].

INCORPORATION OF DOCUMENTS BY REFERENCE

All reports and other documents filed by or for a trust under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the notes will be deemed to be incorporated by reference into this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference may be modified or superseded by a subsequently filed document.

We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of that person, a copy of any or all of the documents incorporated in this prospectus or in this prospectus by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies of documents incorporated by reference should be directed to Navient Funding, LLC, in care of Corporate and Investor Relations, Navient Solutions, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191. Telephone requests for copies of these documents should be directed to (703) 810-3000. These documents also may be viewed at the sponsor's website, at https://www.navient.com/about/investors/debtasset/navientsltrusts.

NOTICE TO INVESTORS

Each underwriter will represent and agree that:

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA"), received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the trust; and

- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter will represent and agree that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the trust or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of the foregoing, the expression "an offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

No action has been or will be taken by the depositor or the underwriters that would permit a public offering of the notes in any country or jurisdiction other than in the United States, where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither this prospectus nor any term sheet, circular, prospectus (including any prospectus supplement or supplement thereto), form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose hands all or any part of such documents come are required by the depositor and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, sell or deliver notes or have in their possession or distribute such documents, in all cases at their own expense.

UNDERWRITING

The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. [It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and **Euroclear**, as applicable, on or about _____ __, 20__ against payment in immediately available funds.]

Subject to the terms and conditions in the underwriting agreement dated _____ __, 20__ and the pricing agreement dated _____ __, 20__, the depositor has agreed to cause the trust to issue to the depositor, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of notes shown opposite its name:

Underwriter	Class A-1 Notes	Class A-2A Notes	Class A-2B Notes	Class A-3 Notes	Class B Notes
	$	$	$	$	$
Total	$	$	$	$	$

Except as set forth below, the underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased. [The underwriters have advised the depositor that they propose initially to offer the notes to the public at the prices listed below, and to certain dealers at these prices less concessions not in excess of the concessions listed below. The underwriters may allow and the dealers may reallow concessions to other dealers not in excess of the reallowances listed below. After the initial public offering, these prices and concessions may be changed.]

	Initial Public Offering Price	Underwriting Discount	Proceeds to The Depositor	Concession	Reallowance
Per Class A-1 Note[*]	%	%	%	%	%
Per Class A-2A Note[*]	%	%	%	%	%
Per Class A-2B Note[*]	%	%	%	%	%
Per Class A-3 Note[*]	%	%	%	%	%
Per Class B Note[*]	%	%	%	%	%
Total	$	$	$		

[* For the amount of class ___ notes retained by the depositor or an affiliate, the underwriting discount will be   % and proceeds to the depositor will be   % with no selling concession or reallowance.] **[Note: To be included only if a tranche is retained by the depositor.**]

The prices and proceeds shown in the table do not include any accrued interest. The actual prices and proceeds will include interest, if any, from the closing date. The proceeds shown are before deducting estimated expenses in respect of the notes of $[_____] payable by the depositor.

[The notes will be sold by the depositor or an affiliate in negotiated transactions at varying prices to be determined at time of sale.]

[The notes will be resold by the underwriters in negotiated transactions at varying prices determined at the time of such sale.]

The depositor and Navient CFC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market. The seller has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with the sellers, the depositor and their respective affiliates. The trust may, from time to time, invest the funds in the Trust Accounts in eligible investments acquired from the underwriters.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of those transactions.

One or more of the underwriters or their affiliates may retain a material percentage of the notes for its own account. The retained notes may be resold by such underwriter or such affiliate at any time in one or more negotiated transactions at varying prices to be determined at the time of sale.

[On the closing date, some of the trust student loans that are being sold to the trust will be released from the lien of a finance facility, previously entered into by one or more of the sellers, in exchange for a partial repayment of such facility. One or more of the underwriters, or their respective affiliates may have acted as a direct, or indirect, lender of such facility.] [**Note: to be included if applicable**.]

[The depositor or an affiliate of the depositor will retain [_____] of the class ___ notes for its own account. Some or all of the retained notes may be resold by the depositor or an affiliate of the depositor at any time in one or more negotiated transactions at varying prices to be determined at the time of sale. See "*Risk Factors— Retention Of Some Or All Of The Class ___ Notes By The Depositor Or Its Affiliate May Reduce The Liquidity Of The Class ___ Notes*" in this prospectus.] [Neither the depositor nor any affiliate of the depositor has entered into a transaction to hedge the credit risk of these notes.] [The depositor] [IF AFFILIATE, PROVIDE NAME] has entered into an agreement to hedge the credit risk of the notes [HEDGE AGREEMENT TO BE DESCRIBED]. [**Note: To be included only if a tranche is retained by the depositor.**]

LISTING INFORMATION

[The notes will not be listed on any exchange.] [Application will be made for the notes to be listed on the Official List of the [Luxembourg] [Irish] Stock Exchange and to be traded on the [Luxembourg] [Irish] Stock Exchange's [Euro MTF Market]. We cannot assure you that this application will be granted. You should consult with [_____], the [Luxembourg] [Irish] listing agent for the notes, at [_____] [Luxembourg][Ireland], phone number [_____], to determine whether the notes are listed on the [Luxembourg] [Irish] Stock Exchange. Copies of the indenture, the trust agreement, the forms of the notes, the administration agreement, the servicing agreement, [each swap agreement] and the purchase and sale agreements will be available at the offices of the [Luxembourg] [Irish] paying agent, if any, or the [Luxembourg] [Irish] listing agent. Once the notes have been listed on the Official List of the [Luxembourg] [Irish] Stock Exchange, trading may be effected on the [Luxembourg] [Irish] Stock Exchange. So long as the notes are listed on the [Luxembourg] [Irish] Stock Exchange's [Euro MTF Market,] and its rules so require, notices relating to the notes, including if the spread to LIBOR applicable to the notes is changed or if the notes are delisted, will also be published in a leading newspaper having general circulation in [Luxembourg][Ireland] (which is expected to be *Luxemburger Wort)* and/or on the [Luxembourg] [Irish] Stock Exchange's website at [**http://www.bourse.lu][http://www.ise.ie]**. The [Luxembourg] [Irish] Stock Exchange will also be advised if the notes are delisted.

The notes, the indenture, [each swap agreement] and the administration agreement are governed by the laws of the State of New York. The trust agreement is governed by the laws of the State of Delaware. [Each swap agreement also contains a provision under which the parties to the related swap agreement agree to the non-exclusive jurisdiction of the New York courts.]

If the rules of the [Luxembourg] [Irish] Stock Exchange require a [Luxembourg] [Irish] paying agent, the depositor will cause one to be appointed for the notes for so long as they are listed on the Official List of the [Luxembourg] [Irish] Stock Exchange and traded on the [Luxembourg] [Irish] Stock Exchange's [Euro MTF Market]. If the notes are listed on the [Luxembourg] [Irish] Stock Exchange and definitive notes are issued and the rules of the [Luxembourg] [Irish] Stock Exchange require a [Luxembourg] [Irish] paying and transfer agent, a [Luxembourg] [Irish] paying and transfer agent will be appointed and notices will also be published in a leading newspaper having general circulation in [Luxembourg] [(which is expected to be *Luxemburger Wort*)] [Ireland] and/or on the [Luxembourg] [Irish] Stock Exchange's website at [**http://www.bourse.lu][http://www.ise.ie]**. We will maintain a [Luxembourg] [Irish] paying and transfer agent as long as required by the rules of the [Luxembourg] [Irish] Stock Exchange.

We expect the notes will be accepted for clearing and settlement through Clearstream, Luxembourg and **Euroclear** on or before the closing date.

As long as the notes are listed on the [Luxembourg] [Irish] Stock Exchange, monthly distribution reports and annual servicing and administration reports concerning the trust and its activities will be available at the office of the [Luxembourg] [Irish] paying agent, if any, or the [Luxembourg] [Irish] listing agent and may be obtained free of charge. The first of these monthly distribution reports is expected to be available on or about _____ __, 20__.

The European Union Transparency Obligations Directive is currently being finalized and may be implemented in a manner that is unduly burdensome for the trust. In particular, the trust may be required to publish financial statements in the European Union prepared in accordance with, or reconciled to, international financial reporting standards. In such circumstances the administrator may decide to seek an alternative listing for the notes on a stock exchange of international standing outside the European Union as the administrator may select after consultation with the underwriters.

As of the date hereof, none of the trust, the owner trustee, the eligible lender trustee nor the indenture trustee is involved in any litigation or arbitration proceeding relating to the issuance of the notes. The depositor is not aware of any proceedings relating to the issuance of the notes, whether pending or threatened.

The depositor has taken all reasonable care to confirm that the information contained in this prospectus is true and accurate in all material respects. In relation to the depositor, the trust, the sellers, or the notes, the depositor accepts full responsibility for the accuracy of the information contained in this prospectus. Having made all reasonable inquiries, the depositor confirms that, to the best of its knowledge, there have not been omitted material facts the omission of which would make misleading any statements of fact or opinion contained in this prospectus, when taken as a whole.

The depositor confirms that there has been no material adverse change in the assets of the trust since _____ __, 20__, which is the statistical cutoff date, and the date of the information with respect to the assets of the trust set forth in this prospectus.]

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is intended to be structured so as not to constitute a "covered fund" for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the "Volcker Rule"). The Volcker Rule generally prohibits "banking entities" (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a "covered fund" and (iii) entering into certain relationships with such funds. The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013 and became effective on April 1, 2014. Conformance with the Volcker Rule and its implementing regulations is required by July 21, 2015 (subject to the possibility of up to two one-year extensions). In the interim, banking entities must make good-faith efforts to conform their activities and investments to the Volcker Rule. Under the Volcker Rule, "covered fund" includes any issuer that would be an "investment company" but for the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Therefore, unless jointly determined otherwise by specified federal regulators, an issuer that may rely on an exclusion or exemption from the definition of "investment company" under the Investment Company Act other than Section 3(c)(1) or Section 3(c)(7) generally will not be a covered fund. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

[RATINGS OF THE NOTES]

[NOTE INFORMATION REGARDING THE RATINGS OF THE NOTES MAY INSTEAD BE FILED AS PART OF A SEPARATE FREE-WRITING PROSPECTUS.]

[The sponsor expects that the notes will receive credit ratings from [two] [three] rating agencies.

A rating addresses only the likelihood of the timely payment of stated interest and the payment of principal at final maturity, and does not address the timing or likelihood of principal distributions prior to final maturity.]

[REQUIREMENTS FOR EEA REGULATED INVESTORS AND REGULATORY CAPITAL TREATMENT OF NOTES]

[None of the sellers, the depositor or any of their respective affiliates commits: (i) to retain a material net economic interest in the securitization transaction constituted by the issue of the notes that would satisfy the retention requirement that applies to credit institutions and investment firms which are subject to the requirements of Article 405 of Regulation (EU) 575/2013 or similar retention requirements that apply, or that will apply in the future, to other types of investors or alternative investment fund managers which are incorporated in or otherwise subject to regulation in a Member State of the European Economic Area; or (ii) to take any other action which may be required by any such credit institution, investment firm or investor for the purposes of its compliance with due diligence requirements applicable to it in relation to investment in securitizations.

None of the sponsor, the administrator, the servicer, the subservicer, the depositor, the sellers, the underwriters, the eligible lender trustee, the Delaware trustee, the indenture trustee or any of their respective affiliates makes any representation to any prospective investor or purchaser of the notes regarding the regulatory capital treatment of their investment on the closing date or at any time in the future. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment.

Investors who are uncertain as to the requirements which apply to them in respect of their relevant jurisdiction should seek guidance from their regulator.]

[***OR THE FOLLOWING WILL BE INSERTED IF THE TRUST WILL COMPLY WITH ARTICLE 405 AND ARTICLE 17 REGARDING EEA RISK RETENTION CRITERIA.***]

[COMPLIANCE WITH ARTICLE 405(1) OF THE CAPITAL REQUIREMENTS REGULATION AND ARTICLE 17 OF THE ALTERNATIVE INVESTMENT FUND MANAGERS DIRECTIVE]

[For the purposes of Article 405(1) (together with technical standards in relation thereto adopted by the European Commission and guidelines and other materials in relation thereto published by the European Banking Authority, "Article 405(1)") of EU Regulation 575/2013 of the European Parliament and Council and Article 51 ("Article 51") of Commission Delegated Regulation 231/2013 implementing Article 17 of Directive 2011/61/EU of the European Parliament and Council, the depositor has undertaken to the trust that it will retain as originator or will cause an affiliate to retain, which affiliate shall also satisfy the criteria to be considered an originator (as such term is defined for the purpose of Article 405(1)) both on the closing date and on an on-going basis, a material net economic interest in the securitization transaction described in this offering memorandum. As of the closing date, such material net economic interest will be of the type specified in with sub-paragraph (d) of Article 405(1) and paragraph (1) sub-paragraph (d) of Article 51 and will comprise [the entire interest in the first loss tranche.] On the closing date, the principal balance of [this first loss tranche] will equal 5% of the Initial Pool Balance.

The depositor has further undertaken that:

- if the form of risk retention is changed from the type specified in sub-paragraph (d) of Article 405(1) and paragraph (1) sub-paragraph (d) of Article 51 to any other type specified in paragraph (1) of Article 51, it will act to cause the trust, or the administrator on behalf of the trust, to publish a notice of such change on the Irish Stock Exchange's website at **http://www.ise.ie**;

- the depositor will not, and it will procure that its affiliates do not, sell, hedge or otherwise mitigate its credit risk under or associated with the material net economic interest retained by it or the underlying loans, except to the extent permitted in accordance with Article 405(1) and Article 51;

- it will, or will cause the trust, or the administrator on behalf of the trust, to provide the indenture trustee confirmation of its compliance with its undertaking in respect of the retention of the material net economic interest: (1) on a monthly basis and (2) at any time upon the notification by the administrator to the depositor (a) that the administrator has determined that the performance of the notes or the risk characteristics of the notes or of the loans has materially changed or (b) following a breach of the obligations as set forth in the agreements entered into by the depositor and the issuing entity in connection with the notes and the loans; and

- it will notify the trust and the administrator promptly of: (1) any change in the identity of the entity holding the retained net economic interest; and (2) any breach of its undertaking in respect of the retention of the material net economic interest.

After the closing date, the administrator, on behalf of the trust, will prepare monthly investor reports wherein relevant information with regard to the trust student loans will be disclosed together with a confirmation of the retention of the material net economic interest in the transaction by the depositor, or an affiliate of the depositor which is consolidated with it for accounting purposes, through the ownership of the first loss tranche.

Each prospective investor is required independently to assess and determine the sufficiency of the information described above for the purposes of complying with Article 405(1) and Article 51 and none of Navient Corporation, the sponsor, the administrator, the servicer, the depositor, any seller, the underwriters or any of their affiliates makes any representation that the information described above or elsewhere in this prospectus is sufficient in all circumstances for such purposes. In addition, each prospective investor should ensure that it complies with the interpretation given to the requirements of Article 405(1) and Article 51 by the applicable regulatory authorities in its jurisdiction. Investors who are uncertain as to the requirements which apply to them in respect of their relevant jurisdiction should seek guidance from their regulator.]

LEGAL PROCEEDINGS

[**NOTE: APPLICABLE DISCLOSURE, IF ANY, TO BE INSERTED IN ACCORDANCE WITH THE REQUIREMENTS OF ITEM 1117 OF REG. AB**.]

LEGAL MATTERS

The General Counsel of Navient Corporation, or any Deputy General Counsel or Associate General Counsel of Navient Solutions, Inc., acting as counsel to the sellers, the servicer, the administrator and the depositor, and Morgan, Lewis & Bockius LLP, New York, New York, as special counsel to the sellers, the trust, the servicer, the administrator, the sponsor and the depositor, will give opinions on specified legal matters for the sellers, the trust, the servicer, the administrator, the sponsor and the depositor.

Shearman & Sterling LLP will give opinions on specified federal income tax matters for the trust. Richards, Layton & Finger, P.A., as Delaware counsel for the trust, will give opinions on specified legal matters for the trust, including specified Delaware state income tax matters.

Cadwalader, Wickersham & Taft LLP and Shearman & Sterling LLP also will give opinions on specified legal matters for the underwriters.

GLOSSARY FOR PROSPECTUS

"**Adjusted Pool Balance**" means, for any distribution date,

- if the Pool Balance as of the last day of the related collection period is greater than ___% of the Initial Pool Balance, then the Adjusted Pool Balance shall be the sum of the Pool Balance, Capitalized Interest and the Specified Reserve Account Balance for that distribution date, or

- if the Pool Balance as of the last day of the related collection period is less than or equal to ___% of the Initial Pool Balance, then the Adjusted Pool Balance shall be the Pool Balance.

"**Annual ARR Fee Cap**" means, for any distribution date, $_____ per annum.

"**Annual Trustee Expense Cap**" means, for any distribution date,

- $_____ per annum in the absence of an event of default under the indenture; and

- in the event that there is an event of default on the notes (with no acceleration of the maturity of the notes) as a result of an uncured default in the observance or performance by the trust of any covenant or agreement, $_____ per annum;

provided, if either an acceleration of the notes has occurred in connection with an event of default under the indenture or another event of default under the indenture has occurred and is continuing, no Annual Trustee Expense Cap shall be applicable.

"**Available Funds**" means, for any distribution date, the sum of the following amounts received with respect to the related collection period(s):

- all collections on the trust student loans, including any guarantee payments received on the trust student loans, but net of:

  (1) any collections in respect of principal of the trust student loans applied by the trust to repurchase guaranteed loans from the guarantors under the guarantee agreements,

  (2) all amounts required by the Higher Education Act to be paid to the Department of Education or to be repaid to borrowers, whether or not in the form of a principal reduction of the applicable trust student loan, on the trust student loans for that collection period, including floor income rebate fees and consolidation loan rebate fees, and

  (3) amounts deposited into the floor income rebate account during any related collection period;

- any interest subsidy payments and special allowance payments with respect to the trust student loans during that collection period;

- all proceeds of the liquidation of defaulted trust student loans which were liquidated during that collection period in accordance with the servicer's or the subservicer's customary servicing procedures, as applicable, net of expenses incurred by the servicer or the subservicer, as the case may be, related to their liquidation and any amounts required by law to be remitted to the borrower on the liquidated student loans, and all recoveries on liquidated student loans which were written off in prior collection periods or during that collection period;

- the aggregate purchase amounts received during that collection period for those trust student loans repurchased by the depositor or purchased by the servicer, as the case may be, or for trust student loans sold to another eligible lender pursuant to the servicing agreement;

- the aggregate purchase amounts received during that collection period for those trust student loans repurchased by the sellers;

- the aggregate amounts, if any, received from the sellers, the depositor or the servicer [or the subservicer], as the case may be, as reimbursement of non-guaranteed interest amounts, or lost interest subsidy payments and special allowance payments, on the trust student loans pursuant to the sale agreement or the servicing agreement;

- amounts received by the trust pursuant to the servicing agreement during that collection period as to yield or principal adjustments;

- any interest remitted by the administrator to the collection account prior to that distribution date;

- investment earnings for that distribution date earned on amounts on deposit in each Trust Account;

- amounts transferred from the reserve account in excess of the Specified Reserve Account Balance as of that distribution date;

- once the Department of Education has netted all payments, any amounts on deposit in the floor income rebate account that were deposited into such account during the related collection periods;

- [on the _____ 20__ and _____ 20__ distribution dates, all funds then on deposit in the capitalized interest account that are transferred into the collection account on those distribution dates;]

- [amounts received from any swap counterparty for that distribution date; provided, that, in the event of a termination of a swap agreement, any related swap termination payments received will be used, to the extent required therefor, to enter into a replacement swap agreement and will not constitute Available Funds until such time as the inclusion of such amounts as a part of Available Funds satisfies the **Rating Agency Condition**;]

- [all amounts received by the trust from a cap counterparty, or otherwise under any interest rate cap agreement, for deposit into the collection account for that distribution date;] and

- on the initial distribution date, the collection account initial deposit and any amounts transferred into the collection account from the supplemental purchase account following the end of the supplemental purchase period;

provided that if on any distribution date there would not be sufficient funds, after application of Available Funds, as defined above, and application of amounts available from [the capitalized interest account and] the reserve account, to pay any of the items specified in clauses [(a), (b), (c) and (d)] under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus (but excluding clause [(d)], and including clauses [(f), (g) and (h)], if a condition exists as described in either (1) or (2) under the last paragraph of "*Description of the Notes—The Notes—The Class B Notes—Distributions of Principal*" in this prospectus), then Available Funds for that distribution date will include, in addition to Available Funds as defined above, amounts on deposit in the collection account, or amounts held by the administrator, or which the administrator reasonably estimates to be held by the administrator, for deposit into the collection account which would have constituted Available Funds for the distribution date succeeding that distribution date, up to the amount necessary to pay those items, and Available Funds for the succeeding distribution date will be adjusted accordingly.

"**Capitalized Interest**" means for any distribution date through and including the _____ 20__ distribution date:

- if neither of conditions (1) and (2) described under the last paragraph of "*Description of the Notes—The Notes—The Class B Notes—Distributions of Principal*" in this prospectus are in effect, the amount on deposit in the capitalized interest account on the distribution date following those distributions with respect to clauses (a) through (e) under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus, or

- if either of conditions (1) or (2) described under the last paragraph of "*Description of the Notes—The Notes—The Class B Notes—Distributions of Principal*" in this prospectus is in effect, the excess, if any, of (x) the amount on deposit in the capitalized interest account on the distribution date following those distributions with respect to clauses (a) through (d) under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus over (y) the Class B Noteholders' Interest Distribution Amount.

"**Class A Note Interest Shortfall**" means, for any distribution date, the sum for all of the class A notes of the excess of:

- the amount of interest that was payable on the preceding distribution date to the class A notes, over

- the amount of interest actually distributed with respect to the class A notes on that preceding distribution date,

plus interest on the amount of that excess, to the extent permitted by law, at the interest rate applicable for the class A notes from that preceding distribution date to the current distribution date.

"**Class A Noteholders' Distribution Amount**" means, for any distribution date, the sum of the Class A Noteholders' Interest Distribution Amount and the Class A Noteholders' Principal Distribution Amount for that distribution date.

"**Class A Noteholders' Interest Distribution Amount**" means, for any distribution date, the sum of:

- the amount of interest accrued at the class A note interest rate for the related accrual period on the aggregate outstanding balance of the class A notes on the applicable immediately preceding distribution date (or in the case of the initial distribution date, the closing date) after giving effect to all principal distributions to class A noteholders on preceding distribution dates; and

- the Class A Note Interest Shortfall for that distribution date.

"**Class A Noteholders' Principal Distribution Amount**" means, for any distribution date, the Principal Distribution Amount for that distribution date; provided that the Class A Noteholders' Principal Distribution Amount will not exceed the outstanding principal balance of the class A notes. In addition, on the maturity date for the class A notes, the principal required to be distributed to the class A noteholders will include the amount required to reduce the outstanding principal balance of the class A notes to zero.

"**Class B Note Interest Shortfall**" means, for any distribution date, the excess of:

- the amount of interest that was payable on the preceding distribution date to the class B notes, over

- the amount of interest actually distributed with respect to the class B notes on that preceding distribution date,

plus interest on the amount of that excess, to the extent permitted by law, at the interest rate applicable for the class B notes from that preceding distribution date to the current distribution date.

"**Class B Noteholders' Distribution Amount**" means, for any distribution date, the sum of the Class B Noteholders' Interest Distribution Amount and the Class B Noteholders' Principal Distribution Amount for that distribution date.

"**Class B Noteholders' Interest Distribution Amount**" means, for any distribution date, the sum of:

- the amount of interest accrued at the class B note interest rate for the related accrual period on the outstanding balance of the class B notes on the immediately preceding distribution date (or in the case of the first distribution date, the closing date) after giving effect to all principal distributions to class B noteholders on preceding distribution dates, and

- the Class B Note Interest Shortfall for that distribution date.

"**Class B Noteholders' Principal Distribution Amount**" means, for any distribution date, the excess of:

(1)   the Principal Distribution Amount for that distribution date, over

(2)   the Class A Noteholders' Principal Distribution Amount for that distribution date;

provided that the Class B Noteholders' Principal Distribution Amount will not exceed the principal balance of the class B notes.

In addition, on the class B maturity date, the principal required to be distributed to the class B noteholders will include the amount required to reduce the outstanding principal balance of the class B notes to zero.

"**Clearstream, Luxembourg**" means Clearstream Banking, sociéte anonyme, or any successor thereto.

"**Code**" means The Internal Revenue Code of 1986, as amended.

["**Delinquent Loan**" means a student loan whereunder the related borrower is greater than 30 days delinquent in payments due and owed.]

["**Defaulted Loan**" means a student loan whereunder the related borrower is (i) more than 270 days delinquent in payments due and owed, (ii) deceased or (iii) subject to an ongoing bankruptcy or insolvency proceeding.]

"**DTC**" means The Depository Trust Company, or any successor thereto.

["**Eligible Cap Counterparty**" means an entity engaged in the business of entering into derivative instrument contracts that meets the then published criteria of the rating agencies for a cap counterparty to be eligible to provide interest rate caps to transactions similar to this transaction, or that otherwise satisfies the Rating Agency Condition.]

["**Eligible Swap Counterparty**" means an entity, which may be an underwriter or an affiliate of an underwriter, engaged in the business of entering into derivative instrument contracts that satisfies the Rating Agency Condition.]

"**Euroclear**" means the Euroclear System in Europe, or any successor thereto.

"**FFELP**" means the Federal Family Education Loan Program.

"**Initial Pool Balance**" means the sum of the Pool Balance of the [initial] trust student loans as of the closing date and the amount deposited into [the supplemental purchase account] [and] [the pre-funding account] on the closing date.

"**Pool Balance**" means, for any date, the aggregate principal balance of the trust student loans on that date, including accrued interest that is expected to be capitalized, as such balance has been reduced through such date by:

- all payments received by the trust through that date from borrowers, the guaranty agencies and the Department of Education;

- all amounts received by the trust through that date for trust student loans repurchased by the depositor or purchased by any of the sellers, the servicer or the subservicer;

- all liquidation proceeds and Realized Losses on the trust student loans liquidated through that date;

- the amount of any adjustments to balances of the trust student loans that the servicer makes under the servicing agreement through that date; and

- the amount by which guarantor reimbursements of principal of defaulted trust student loans through that date are reduced from 100% to such other applicable percentages as are required by the risk sharing provisions of the Higher Education Act.

"**Principal Distribution Amount**" means, for any distribution date, the amount, not less than zero, by which (a) the aggregate outstanding principal balance of the notes immediately prior to such distribution date exceeds (b) the Adjusted Pool Balance for that distribution date less the Specified Overcollateralization Amount. Notwithstanding the foregoing, (i) on or after the maturity date for each class of notes, the Principal Distribution Amount shall not be less than the amount that is necessary to reduce the outstanding principal balance of such class of notes to zero, and (ii) the Principal Distribution Amount shall not exceed the aggregate outstanding principal balance of the notes as of any distribution date (before giving effect to any distributions on such distribution date).

"**Rating Agency Condition**" means the written confirmation or reaffirmation, as the case may be, from each rating agency then engaged by the sponsor to rate any class of notes that any intended action will not result in the downgrading or withdrawal of its then-current rating of such class of notes.

"**Realized Loss**" means the excess of the principal balance, including any interest that had been or had been expected to be capitalized, of any liquidated student loan over liquidation proceeds for a student loan to the extent allocable to principal, including any interest that had been or had been expected to be capitalized.

"**SEC**" means the United States Securities and Exchange Commission.

"Secretary" means the Secretary of the United States Department of Education.

["**Significance Estimate**" means, as of the closing date, with respect to the swap agreement, the reasonable good faith estimate of the maximum probable exposure of the trust to the swap counterparty, which estimate is made in the same manner as that utilized in the sponsor's internal risk management process for similar instruments.]

["**Significance Percentage**" means, as of the closing date, the percentage that the Significance Estimate represents of the notes.]

"**Significant Guarantor**" means any guaranty agency that guarantees trust student loans comprising at least 10% of the [initial] trust student loans by outstanding principal balance as of the statistical cutoff date.

"**Specified Overcollateralization Amount**" means for any distribution date, the greater of:

> (a)   _____% of the Adjusted Pool Balance for that distribution date; and
>
> (b) $_____.

"**Specified Reserve Account Balance**" means, for any distribution date, the greater of:

> (a)   (i) for any distribution date occurring prior to the _____ 20__ distribution date, ____% of the Pool Balance as of the close of business on the last day of the related collection period, and (ii) for any distribution date occurring on or after the _____ 20__ distribution date, ____% of the Pool Balance as of the close of business on the last day of the related collection period; and
>
> (b) $_____;

provided that in no event will that balance exceed the outstanding principal balance of the notes.

"**Trust Accounts**" means, collectively, the collection account, the reserve account, [the capitalized interest account,] [the pre-funding account,] [the supplemental purchase account,] [the additional loan account,] and the floor income rebate account.

"**UCC**" means the Uniform Commercial Code as in effect in the applicable state or jurisdiction.

"**United States Bankruptcy Code**" means the U.S. Bankruptcy Code, Title 11 of the United States Code, as amended from time to time.

ANNEX A

CHARACTERISTICS OF
THE [INITIAL] TRUST STUDENT LOAN POOL

The [initial] trust student loans were selected from a portfolio of student loans owned by Navient CFC, Blue Ridge Funding, VL Funding or one of their affiliates by employing several criteria, including requirements that trust student loan as of the statistical cutoff date (and with respect to each additional trust student loan, as of its related subsequent cutoff date, to be specified at the time of its sale to the trust):

- is a FFELP loan that is guaranteed as to at least (1) 100% with respect to trust student loans with an initial date of disbursement prior to October 1, 1993, (2) 98% with respect to trust student loans with an initial date of disbursement prior to July 1, 2006 and on or after October 1, 1993 or (3) 97% with respect to trust student loans with an initial date of disbursement on or after July 1, 2006, of its principal and interest by a guaranty agency under a guarantee agreement and the guaranty agency is, in turn, reinsured by the Department of Education in accordance with the FFELP under a guarantee agreement;
- contains terms in accordance with those required by the FFELP, the guarantee agreements and other applicable requirements;
- is fully disbursed;
- is not more than 270 days past due;
- does not have a borrower who is noted in the related records of the servicer as being currently involved in a bankruptcy proceeding; and
- has special allowance payments, if any, based on the 91-day Treasury bill rate or one-month LIBOR.

Unless otherwise specified, all information with respect to the [initial] trust student loans is presented herein as of _____, 20__, which is the statistical cutoff date.

The following tables provide a description of specified characteristics of the [initial] trust student loans as of the statistical cutoff date. The aggregate outstanding principal balance of the [initial] trust student loans in each of the following tables includes the principal balance due from borrowers, plus accrued interest to be capitalized of $_____ as of the statistical cutoff date.

The distribution by weighted average interest rate applicable to the [initial] trust student loans on any date following the statistical cutoff date may vary significantly from the information shown in the following tables as a result of variations in the effective rates of interest applicable to the [initial] trust student loans and in rates of principal reduction. Moreover, the information below about the weighted average remaining term to maturity of the [initial] trust student loans as of the statistical cutoff date may vary significantly from the actual term to maturity of any of the [initial] trust student loans as a result of prepayments or the granting of deferment and forbearance periods.

The following tables also contain information concerning the total number of loans and the total number of borrowers in the portfolio of [initial] trust student loans.

Percentages and dollar amounts in any table may not total 100% of the [initial] trust student loan balance, as applicable, due to rounding.

**COMPOSITION OF THE [INITIAL] TRUST STUDENT LOANS
AS OF THE STATISTICAL CUTOFF DATE**

Aggregate Outstanding Principal Balance... $
    Aggregate Outstanding Principal Balance – Treasury Bill .... $
    Percentage of Aggregate Outstanding Principal Balance – Treasury Bill...................... %
    Aggregate Outstanding Principal Balance – One-Month LIBOR .... $
    Percentage of Aggregate Outstanding Principal Balance – One-Month LIBOR .... %
    [Aggregate Outstanding Principal Balance – Treasury Bill Other] .... $
    [Percentage of Aggregate Outstanding Principal Balance – Treasury Bill Other]........... %
Number of Borrowers ....
Average Outstanding Principal Balance Per Borrower... $
Number of Loans..
Average Outstanding Principal Balance Per Loan – Treasury Bill............................... $
Average Outstanding Principal Balance Per Loan – One-Month LIBOR................................ $
Weighted Average Remaining Term to Scheduled Maturity... ___ months
Weighted Average Annual Interest Rate .... %
[Aggregate Outstanding Principal Balance of Rehabilitated Loans] .... $
[Percentage of Aggregate Outstanding Principal Balance of Rehabilitated Loans].................. %
[Percent of Stafford Loans]
[Percent of PLUS Loans]
[Percent of Consolidation Loans]
[Aggregate Outstanding Principal Balance—Stafford]
[Aggregate Outstanding Principal Balance—PLUS]
[Aggregate Outstanding Principal Balance—Consolidation]

We determined the weighted average remaining term to maturity shown in the table from the statistical cutoff date to the stated maturity date of the applicable [initial] trust student loan without giving effect to any deferment or forbearance periods that may be granted in the future. See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

The weighted average annual borrower interest rate shown in the table is exclusive of special allowance payments. As ____% of the [initial] trust student loans' special allowance payments are indexed to the 91-day Treasury bill rate, the weighted average spread for special allowance payments to the 91-day Treasury bill rate was ____% as of the statistical cutoff date.

For these purposes, the 91-day Treasury bill rate is the weighted average per annum discount rate, expressed on a bond equivalent basis and applied on a daily basis, for direct obligations of the United States with a maturity of thirteen weeks, as reported by the U.S. Department of the Treasury.

Except as otherwise specified below, special allowance payments will be calculated by reference to the one-month LIBOR index. The weighted average spread for special allowance payments to the one-month LIBOR index was _____% as of the statistical cutoff date. See "*Federal Family Education Loan Program—Special Allowance Payments*" in Appendix A to this prospectus.

[The category "Treasury Bill Other" in the table above represents the Health Education Assistance Loan Program (which we refer to as "HEAL" and the loans originated under such program as "HEAL Loans") portion of any consolidation loans made under the FFELP which consolidated one or more Stafford Loans, SLS Loans and/or PLUS Loans with one or more student loans originated under the HEAL Program. These consolidation loans are guaranteed as to principal and interest by a guaranty agency and reinsured by the Department of Education. The HEAL portion of any consolidation loan is not eligible to receive special allowance payments or interest subsidy payments. The interest rate on the HEAL Loan segment of any such consolidation loan is variable and is reset each July 1, based upon the average bond equivalent rate for 91-day Treasury bills auctioned during the three months ending June 30, plus 3.0%. In addition, the applicable interest rate on the HEAL Loan segment of any such consolidation loan is not subject to any cap on the interest rate.] **[Note: If any HEAL Loan or other type of federally guaranteed student loan is included as part of a particular trust's assets, the applicable program, and a discussion of the specific guarantee mechanics, will be described in the related prospectus; provided that, no student loans originated under any such additional program will be sold to the trust if they are less than 97% federally guaranteed.]**

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY LOAN TYPE AS OF THE STATISTICAL CUTOFF DATE

Loan Type	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Unsubsidized Stafford Loans		$	%
Subsidized Stafford Loans			
SLS Loans..			
PLUS Loans			
Consolidation Loans..................................			
Total		$	100.0%

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY SCHOOL TYPE AS OF THE STATISTICAL CUTOFF DATE

School Type	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
4-year Institution..		$	%
2-year Institution..			
Proprietary/Vocational...............................			
Unidentified			
Total		$	100.0%

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY BORROWER INTEREST RATES AS OF THE STATISTICAL
CUTOFF DATE

Interest Rates	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Less than or equal to 3.00%		$	%
3.01% to 3.50%			
5.51% to 6.00%			
6.51% to 7.00%			
7.51% to 8.00%			
8.01% to 8.50%			
Equal to or greater than 8.51%			
Total		$	100.0%

We have determined the interest rates shown in the table above using the interest rates applicable to the [initial] trust student loans as of the statistical cutoff date. Because some of the [initial] trust student loans bear interest at variable rates of interest that reset annually effective as of July 1 of each year, and because, as a general matter, loans with different interest rates are likely to be repaid at different rates, this information will not remain applicable to the [initial] trust student loans in the future. See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY OUTSTANDING PRINCIPAL BALANCE PER BORROWER AS OF THE STATISTICAL CUTOFF DATE

Range of Outstanding Principal Balance	Number of Borrowers	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Less than $5,000.00		$	%
$ 5,000.00-$9,999.99			
$10,000.00-$14,999.99			
$15,000.00-$19,999.99			
$20,000.00-$24,999.99			
$25,000.00-$29,999.99			
$30,000.00-$34,999.99			
$35,000.00-$39,999.99			
$40,000.00-$44,999.99			
$45,000.00-$49,999.99			
$50,000.00-$54,999.99			
$55,000.00-$59,999.99			
$60,000.00-$64,999.99			
$65,000.00-$69,999.99			
$70,000.00-$74,999.99			
$75,000.00-$79,999.99			
$80,000.00-$84,999.99			
$85,000.00-$89,999.99			
$90,000.00-$94,999.99			
$95,000.00-$99,999.99			
$100,000.00 and above			
Total			100.0%

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY DELINQUENCY STATUS AS OF THE STATISTICAL CUTOFF DATE

Number of Days Delinquent	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
0 to 30		$	%
31 to 60			
61 to 90			
91 to 120			
121 to 150			
151 to 180			
181 to 210			
211 to 240			
241 to 270			
Total		$	100.0%

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY REMAINING TERM TO SCHEDULED MATURITY
AS OF THE STATISTICAL CUTOFF DATE

Number of Months Remaining to Scheduled Maturity	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
0 to 3		$	%
4 to 12			
13 to 24			
25 to 36			
37 to 48			
49 to 60			
61 to 72			
73 to 84			
85 to 96			
97 to 108			
109 to 120			
121 to 132			
133 to 144			
145 to 156			
157 to 168			
169 to 180			
181 to 192			
193 to 204			
205 to 216			
217 to 228			
229 to 240			
241 to 252			
253 to 264			
265 to 276			
277 to 288			
289 to 300			
301 to 312			
313 to 324			*
325 to 336			*
337 to 348			*
349 to 360			*
361 and above			*
Total			100.0%

_____

*   Represents a percentage greater than 0% but less than 0.05%.

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY CURRENT BORROWER PAYMENT STATUS
AS OF THE STATISTICAL CUTOFF DATE

Current Borrower Payment Status	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
In-School		$	%
Grace			
Deferment			
Forbearance...			
Repayment			
First year in repayment			
Second year in repayment			
Third year in repayment			
More than 3 years in repayment ...			
Total			100.0%

Current borrower payment status refers to the status of the borrower of each [initial] trust student loan as of the statistical cutoff date. The borrower:

- may still be attending – *in school*;

- may be in a grace period after completing school and prior to repayment commencing – grace;

- may have temporarily ceased repaying the loan through a deferment or a forbearance period; or

- may be currently required to repay the loan – repayment.

See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

The weighted average number of months in repayment for all [initial] trust student loans currently in repayment is approximately ___, calculated as the term to maturity at the commencement of repayment less the number of months remaining to scheduled maturity as of the statistical cutoff date.

SCHEDULED WEIGHTED AVERAGE REMAINING MONTHS IN STATUS OF THE [INITIAL] TRUST STUDENT LOANS BY CURRENT BORROWER PAYMENT STATUS AS OF THE STATISTICAL CUTOFF DATE

	Scheduled Remaining Months in Status				
Current Borrower Payment Status	**In-School**	**Grace**	**Deferment**	**Forbearance**	**Repayment**
In-School					
Grace					
Deferment					
Forbearance..					
Repayment...					

We have determined the scheduled weighted average remaining months in status shown in the table above without giving effect to any deferment or forbearance periods that may be granted in the future. See "*Appendix A—Federal Family Education Loan Program*" in this prospectus.

GEOGRAPHIC DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS AS OF THE STATISTICAL CUTOFF DATE

State	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Alabama ………………………………………		$	%
Alaska ………………………………………			
Arizona ………………………………………			
Arkansas……………………………………			
California……………………………………			
Colorado ……………………………………			
Connecticut…………………………………			
Delaware……………………………………			
District of Columbia ………………………			
Florida ………………………………………			
Georgia ………………………………………			
Hawaii ………………………………………			
Idaho ………………………………………			
Illinois ………………………………………			
Indiana ………………………………………			
Iowa ………………………………………			
Kansas ………………………………………			
Kentucky……………………………………			
Louisiana……………………………………			
Maine ………………………………………			
Maryland……………………………………			
Massachusetts ……………………………			
Michigan ……………………………………			
Minnesota…………………………………			
Mississippi …………………………………			
Missouri ………………………………………			
Montana ……………………………………			
Nebraska……………………………………			
Nevada ………………………………………			

State	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
New Hampshire ………………………………			
New Jersey ………………………………			
New Mexico………………………………			
New York ………………………………			
North Carolina………………………………			
North Dakota ………………………………			
Ohio ………………………………			
Oklahoma………………………………			
Oregon ………………………………			
Pennsylvania ………………………………			
Rhode Island ………………………………			
South Carolina ………………………………			
South Dakota………………………………			
Tennessee………………………………			
Texas ………………………………			
Utah ………………………………			
Vermont ………………………………			
Virginia ………………………………			
Washington………………………………			
West Virginia ………………………………			
Wisconsin………………………………			
Wyoming………………………………			
Other ………………………………			
Total………………………………			100.0%

We have based the geographic distribution shown in the table above on the billing addresses of the borrowers of the [initial] trust student loans shown on the servicer's records as of the statistical cutoff date.

Each of the trust student loans provides or will provide for the amortization of its outstanding principal balance over a series of regular payments. Except as described below, each regular payment consists of an installment of interest which is calculated on the basis of the outstanding principal balance of the trust student loan. The amount received is applied first to interest accrued to the date of payment and the balance of the payment, if any, is applied to reduce the unpaid principal balance. Accordingly, if a borrower pays a regular installment before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if a borrower pays a monthly installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less. In addition, if a borrower pays a monthly installment after its scheduled due date, the borrower may owe a fee on that late payment. If a late fee is applied, that payment will be applied first to the applicable late fee, second to interest and third to principal. As a result, the portion of the payment applied to reduce the unpaid principal balance may be less than it would have been had the payment been made as scheduled.

In either case, subject to any applicable deferment periods or forbearance periods, and except as provided below, the borrower pays a regular installment until the final scheduled payment date, at which time the amount of the final installment is increased or decreased as necessary to repay the then outstanding principal balance of that trust student loan.

Each of the sellers makes available, through the servicer, to borrowers of student loans it holds, payment terms that may result in the lengthening of the remaining term of the student loans. For example, not all of the loans owned by the sellers provide for level payments throughout the repayment term of the loans. Some student loans provide for interest only payments to be made for a designated portion of the term of the loans, with amortization of the principal of the loans occurring only when payments increase in the latter stage of the term of the loans. Other loans provide for a graduated phase in of the amortization of principal with a greater portion of principal amortization being required in the latter stages than would be the case if amortization were on a level payment basis. Each of the sellers also offers through the servicer an income-sensitive repayment plan, under which repayments are based on the borrower's income. Under that plan, ultimate repayment may be delayed up to 15 years. Borrowers under trust student loans will continue to be eligible for the graduated payment and income-sensitive repayment plans. See *"The Companies' Student Loan Financing Business"* in this prospectus.

The following tables provide certain information about [initial] trust student loans subject to the repayment terms described in the preceding paragraphs.

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS BY REPAYMENT TERMS AS OF THE STATISTICAL CUTOFF DATE

Loan Repayment Terms	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Level Repayment[1]		$	%
Other Repayment Options[2]			
Total			100.0%

_____
(1) Also includes in-school and in-grace loans.
(2) May include, among others, graduated repayment loans, income sensitive and interest-only period loans.

The servicer, at the request of the sellers or the depositor and on behalf of the trust, may in the future offer repayment terms similar to those described above to borrowers of loans in the trust who are not entitled to these repayment terms as of the statistical cutoff date. If such repayment terms are offered to and accepted by borrowers, the weighted average life of the securities could be lengthened.

The following table provides information about the [initial] trust student loans regarding date of disbursement.

**DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY DATE OF DISBURSEMENT AS OF
THE STATISTICAL CUTOFF DATE**

Disbursement Date	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
September 30, 1993 and earlier		$	%
October 1, 1993 through June 30, 2006			
July 1, 2006 through September 30, 2007 .			
October 1, 2007 and later			
Total			100.0%

Guaranty Agencies for the Trust Student Loans. The eligible lender trustee has entered into a separate guarantee agreement with each of the guaranty agencies listed below, under which each of the guarantors has agreed to serve as guarantor for specified [initial] trust student loans.

The following table provides information with respect to the portion of the [initial] trust student loans guaranteed by each guarantor.

DISTRIBUTION OF THE [INITIAL] TRUST STUDENT LOANS
BY GUARANTY AGENCY AS OF
THE STATISTICAL CUTOFF DATE

Name of Guaranty Agency	Number of Loans	Aggregate Outstanding Principal Balance $	Percent of Pool by Outstanding Principal Balance %
Total			<u>100.0%</u>

_____

* Represents a percentage greater than 0% but less than 0.05%.

SIGNIFICANT GUARANTOR INFORMATION

The information shown for the Significant Guarantors relates to all student loans, including, but not limited to, [initial] trust student loans, guaranteed by the Significant Guarantors.

We obtained the following information from various sources, including from the related Significant Guarantor and/or from the Department of Education.

SIGNIFICANT GUARANTOR(S)

[**THE FOLLOWING IS AN ILLUSTRATION OF SIGNIFICANT GUARANTOR INFORMATION DISCLOSURE REGARDING EACH SIGNIFICANT GUARANTOR, IF ANY, AND ITS GUARANTEE VOLUME, RESERVE RATIO, AND CLAIMS RATE THAT WILL BE INCLUDED IN EACH PROSPECTUS.**]

[GUARANTOR NAME]

[GUARANTOR NAME] ("Guarantor") was organized as a [_____] under the law of the State of [_____] in 19[__]. In accordance with its [formation documents], Guarantor: (i) maintains facilities for the provision of guarantee services with respect to approved education loans made to or for the benefit of eligible students attending approved educational institutions; (ii) guaranteed education loans made pursuant to certain loan programs under the Higher Education Act, as well as loans made under certain private loan programs; and (iii) serves as the designated guarantor for education-loan programs under the Higher Education Act of 1965, as amended ("the Act") in [STATES AND LOCATIONS OF ACTIVITY].

[DESCRIPTION OF COMPANY]

Guaranty Volume. The guaranty volume is the approximate net principal amount of FFELP loans (excluding Federal Consolidation Loans) guaranteed by Guarantor. Guarantor's guaranty volume for the last five fiscal years for which information has been published by the U.S. Department of Education is as follows:

	Reserve Ratio				
	Federal Fiscal Year				
Guarantor	**2010**	**2011**	**2012**	**2013**	**2014**
[Guarantor Name]					

Guarantor's "recovery rate," which provides a measure of the effectiveness of the collection efforts against defaulted borrowers after the guarantee claim has been satisfied, is determined by dividing the amount recovered from borrowers by Guarantor during the fiscal year by the aggregate amount of default claims paid by Guarantor outstanding at the end of the prior fiscal year. For the last five fiscal years, the "recovery rate" was as follows:

	Recovery Rate				
	Federal Fiscal Year				
Guarantor	**2010**	**2011**	**2012**	**2013**	**2014**
[Guarantor Name]					

Guarantor's ["uncovered rate"] represents the percentage of claims purchased from lenders but not covered by reinsurance. For the last five fiscal years, the "uncovered rate" was as follows:

	Uncovered Rate				
	Federal Fiscal Year				
Guarantor	**2010**	**2011**	**2012**	**2013**	**2014**
[Guarantor Name]					

In addition, Guarantor's "claims rate" represents the percentage of federal reinsurance claims paid by the Secretary during any fiscal year, less amounts remitted to the Secretary for defaulted loans that are rehabilitated relative to Guarantor's existing portfolio of loans in repayment at the end of the prior fiscal year. For the last five fiscal years, the "claims rate" was as follows:

	Claims Rate				
	Federal Fiscal Year				
Guarantor	**2010**	**2011**	**2012**	**2013**	**2014**
[Guarantor Name]					

EXHIBIT I

PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES AND EXPECTED MATURITIES OF THE NOTES

[The following information describes two models (CLR and CPR), one or both of which will be used to calculate the weighted average lives and expected maturities of the notes in the relevant prospectus.]

Prepayments on pools of student loans can be measured or calculated based on a variety of prepayment models. The models used to calculate these prepayments are the constant prepayment rate (or "CPR") model and the consolidation loan ramp (or "CLR") model. The following paragraphs are based on our expectations for how we believe prepayments may occur based on the criteria below.

The CPR Model

The CPR model is based on prepayments assumed to occur at a constant percentage rate. CPR is stated as an annualized rate and is calculated as the percentage of the loan amount outstanding at the beginning of a period (including accrued interest to be capitalized), after applying scheduled payments, that are paid during that period. The CPR model assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments = Balance After Scheduled Payments x $(1-(1-CPR)^{1/12})$

Accordingly, monthly prepayments assuming a $1,000 balance after scheduled payments would be as follows for the percentages of CPR listed below:

CPR	0%	[2%]	[4%]	[6%]	[8%]
Monthly Prepayment	$0.00	$	$	$	$

The CLR Model

The CLR model assumes that:

- student loans will prepay at a CPR of $\frac{1}{15}$ of 1.0% one month after origination;

- the CPR will increase by a rate of $\frac{1}{15}$ of 1.0% per month through the 119th month after origination; and

- the CPR will be constant at 8% per annum in the 120th month after origination and in all subsequent months.

This assumption is called "100% CLR." For example, at 100% CLR, student loans with a loan age of 72 months are assumed to prepay at 4.80% CPR; at 50% CLR, student loans with a loan age of 48 months are assumed to prepay at 1.60% CPR; at 200% CLR, student loans with a loan age of 96 months are assumed to prepay at 12.80% CPR; and so forth. The following table illustrates the CPR in effect for the indicated months of seasoning at various percentages of CLR.

Constant Prepayment Rate

	Number of Months Seasoning				
	24	48	72	96	120
Percentage of CLR					
50%..					
100%...					
150%...					
200%...					

Neither the CPR model nor the CLR model purports to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant CPR or any constant percentage of CLR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

Additional Assumptions

For purposes of calculating the information presented in the tables below, it is assumed, among other things, that:

- the statistical cutoff date for the trust student loans is _____, 20__;

- the closing date will be _____, 20__;

- the trust student loans (as grouped within the "rep lines" described below) with deferment, forbearance or repayment status are in repayment (with accrued interest having been capitalized upon entering repayment);

- no trust student loan moves from repayment to any other status;

- no delinquencies, defaults or borrower benefits occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur and all borrower payments are collected in full;

- there are government payment delays of 60 days for interest subsidy and special allowance payments;

- index levels for calculation of borrower and government payments are:

  - a 91-day Treasury bill rate of ____%, and

  - a one-month LIBOR rate of ____%;

- [no funds are deposited into the supplemental purchase account;]

- distributions begin on _____, 20__, and payments are made monthly on the 25th day of every month thereafter, whether or not the 25th is a business day;

- the interest rate for each class of outstanding notes at all times will be equal to:

  o class A-1 notes: ____%;

  o class A-2A notes: ____%;

  o class A-2B notes: ____%;

  o class A-3 notes: ____%; and

  o class B notes: ____%;

- an administration fee equal to $_____ is paid monthly by the trust to the administrator, beginning in _____ 20__;

- the primary servicing fee for a trust student loan will be calculated on a unit basis and will equal (i) $____ per month per borrower for trust student loans that are in in-school status, (ii) $____ per month per borrower for trust student loans that are in grace status and (iii) $____ per month per borrower for all other trust student loans. For purposes of calculating the primary servicing fee for any month, a trust student loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate. In no event, however, will the primary servicing fee for any month exceed 1/12 of ____% of the aggregate outstanding principal balance of the trust student loans, calculated as of the closing date or the last day of the preceding calendar month, as the case may be;

- the reserve account has an initial balance equal to $_____ and at all times a balance equal to the greater of (1) (a) for any distribution date occurring prior to the _____ 20__ distribution date, ____% of the Pool Balance, and (b) for any distribution date occurring on or after the _____ 20__ distribution date, ____% of the Pool Balance and (2) $_____;

- the collection account has an initial balance equal to $0;

- the initial collection period begins as of the statistical cutoff date and all payments are assumed to be made on the 15th of the month, and amounts on deposit in the collection account, including reinvestment income earned on such account in the previous month, are reinvested in eligible investments at the assumed reinvestment rate of ____% per annum through the end of the collection period or the related distribution date, as applicable;

- amounts on deposit in the reserve account and the floor income rebate account are reinvested in eligible investments at the assumed reinvestment rate of _____% per annum from the previous distribution date (or in the case of the first distribution date, the closing date) through the current distribution date;

- prepayments on the trust student loans are applied monthly in accordance with [CPR] [CLR], as described above;

- [under the interest rate swap agreement[s], the trust will pay a LIBOR-based floating rate of interest in exchange for a fixed rate of interest with respect to the [class A-2B notes];]

- an optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the Pool Balance equals or falls below 10% of the Initial Pool Balance; and

- the pool of trust student loans consists of [_____] representative loans ("rep lines"), which have been created for modeling purposes from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term to maturity.

- [**OTHER ASSUMPTIONS TO BE ADDED AS APPLICABLE**]

The following tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than indicated in the following tables, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the assumed characteristics, remaining terms and loan ages.

CLR Tables

The following tables show the weighted average remaining lives, expected maturity dates and percentages of original principal remaining of each class of notes at various percentages of CLR from the closing date until the optional redemption date.

Weighted Average Lives and Expected Maturities of the Notes at Various CLR Percentages

Weighted Average Life (years)[1]	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Class A-1 Notes.....							
Class A-2A Notes ..							
Class A-2B Notes ..							
Class A-3 Notes.....							
Class B Notes........							

Expected Maturity Date							
Class A-1 Notes.....							
Class A-2A Notes ..							
Class A-2B Notes ..							
Class A-3 Notes.....							
Class B Notes........							

Class A-1 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CLR Percentages

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date...	100%	100%	100%	100%	100%
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					

Class A-2A Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CLR Percentages

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date..	100%	100%	100%	100%	100%
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					

Class A-2B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CLR Percentages

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date..	100%	100%	100%	100%	100%
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					

Class A-3 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CLR Percentages

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date..	100%	100%	100%	100%	100%
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					
_____ 20__..					

Class B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CLR Percentages

Distribution Date	[0]%	[4]%	[8]%	[12]%	[16]%
Closing Date...	100%	100%	100%	100%	100%
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					
_____ 20__...					

CPR Tables

The following tables show the weighted average remaining lives, expected maturity dates and percentages of original principal of each class of the notes at various percentages of CPR from the closing date until the optional redemption date.

Weighted Average Lives and Expected Maturities of the Notes at Various CPR Percentages

Weighted Average Life (years)[1]	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Class A-1 Notes.....							
Class A-2A Notes ..							
Class A-2B Notes ..							
Class A-3 Notes.....							
Class B Notes........							

Expected Maturity Date							
Class A-1 Notes.....							
Class A-2A Notes ..							
Class A-2B Notes ..							
Class A-3 Notes.....							
Class B Notes........							

[1] The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

Class A-1 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Class A-2A Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Class A-2B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Class A-3 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Class B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution Dates At Various CPR Percentages

Distribution Date	[0%]	[2%]	[4%]	[6%]	[8%]	[10%]	[12%]
Closing Date......................	100%	100%	100%	100%	100%	100%	100%

Federal Family Education Loan Program

On March 30, 2010, the President of the United States signed into law the Health Care and Education Reconciliation Act of 2010 ("HCERA") which terminated the Federal Family Education Loan Program, known as the FFELP, under Title IV of the Higher Education Act, as of July 1, 2010. This appendix presents a summary of the FFELP prior to its termination date. The new law does not alter or affect the terms and conditions of existing student loans made under the FFELP prior to July 1, 2010.

General

The FFELP provides for loans to students who were enrolled in eligible institutions, or to parents of dependent students, to finance their educational costs. As further described below, payment of principal and interest on the student loans is insured by a state or not-for-profit guaranty agency against:

- default of the borrower;

- the death, bankruptcy or permanent, total disability of the borrower;

- closing of the borrower's school prior to the end of the academic period;

- false certification by the borrower's school of his eligibility for the loan; and

- an unpaid school refund.

Claims are paid from federal assets, known as "federal student loan reserve funds," which are maintained and administered by state and not-for-profit guaranty agencies. In addition the holders of student loans are entitled to receive interest subsidy payments and special allowance payments from the United States Department of Education (which we refer to as the Department of Education) on eligible student loans.

Special allowance payments raise the interest rate of return to student loan lenders when the statutory borrower interest rate is below an indexed market value. Subject to certain conditions, a program of federal reinsurance under the Higher Education Act entitles guaranty agencies to reimbursement from the Department of Education for between 75% and 100% of the amount of each guarantee payment.

Four types of student loans were authorized under the Higher Education Act:

- Subsidized Stafford Loans to students who demonstrate requisite financial need;

- Unsubsidized Stafford Loans to students who either do not demonstrate financial need or require additional loans to supplement their Subsidized Stafford Loans;

- Parent Loans for Undergraduate Students, known as "PLUS Loans," to parents of dependent students whose estimated costs of attending school exceed other available financial aid; and

- Consolidation Loans, which consolidate into a single loan a borrower's obligations under various federally authorized student loan programs.

Before July 1, 1994, the Higher Education Act also authorized loans called "Supplemental Loans to Students" or "SLS Loans" to independent students and, under some circumstances, dependent undergraduate students, to supplement their Subsidized Stafford Loans. The Unsubsidized Stafford Loan program replaced the SLS program.

This appendix and the prospectus describe or summarize the material provisions of Title IV of the Higher Education Act, the FFELP and related statutes and regulations. They, however, are not complete and are qualified in their entirety by reference to each actual statute and regulation. Both the Higher Education Act and the related regulations have been the subject of extensive amendments. We cannot predict whether future amendments or modifications might materially change any of the programs described in this appendix or the statutes and regulations that implement them.

Legislative Matters

The federal student loan programs are subject to frequent statutory and regulatory changes. The most significant change to the FFELP was with the enactment of the HCERA, which terminated the FFELP as of July 1, 2010.

On December 23, 2011, the President of the United States signed the Consolidated Appropriations Act of 2012 into law. This law includes changes that permit FFELP lenders or beneficial holders to change the index on which the special allowance payments are calculated for FFELP loans first disbursed on or after January 1, 2000. The law allows owners of FFELP loans to elect to change the applicable index from the three-month commercial paper rate to the one-month LIBOR index. Such elections must be made by April 1, 2012. Unless otherwise stated in this prospectus, such election was made with respect to the trust student loans underlying your notes.

We cannot predict whether further changes will be made to the Higher Education Act in future legislation or the effect of such additional legislation on the sponsor's student loan program or the trust student loans.

Eligible Lenders, Students and Educational Institutions

Lenders who were eligible to make loans under the FFELP generally included banks, savings and loan associations, credit unions, pension funds and, under some conditions, schools and guarantors. A student loan may be made to, or on behalf of, a "qualified student." A "qualified student" is an individual who

- is a United States citizen, national or permanent resident;

- has been accepted for enrollment or is enrolled and is maintaining satisfactory academic progress at a participating educational institution;

- is carrying at least one-half of the normal full-time academic workload for the course of study the student is pursuing; and

- meets the financial need requirements for the particular loan program.

Eligible schools include institutions of higher education, including proprietary institutions, meeting the standards provided in the Higher Education Act. For a school to participate in the program, the Department of Education must approve its eligibility under standards established by regulation.

Financial Need Analysis

Subject to program limits and conditions, student loans generally were made in amounts sufficient to cover the student's estimated costs of attending school, including tuition and fees, books, supplies, room and board, transportation and miscellaneous personal expenses as determined by the institution. Generally, each loan applicant (and parents in the case of a dependent child) underwent a financial need analysis.

Special Allowance Payments

The Higher Education Act provides for quarterly special allowance payments to be made by the Department of Education to holders of student loans to the extent necessary to ensure that they receive at least specified market interest rates of return. The rates for special allowance payments depend on formulas that vary according to the type of loan, the date the loan was made and the type of funds, tax-exempt or taxable, used to finance the loan. The Department of Education makes a special allowance payment for each calendar quarter, generally within 45 to 60 days after the receipt of a bill from the lender.

The special allowance payment equals the average unpaid principal balance, including interest which has been capitalized, of all eligible loans held by a holder during the quarterly period multiplied by the special allowance percentage.

For student loans disbursed before January 1, 2000, the special allowance percentage is computed by:

(1) determining the average of the bond equivalent rates of 91-day Treasury bills auctioned for that quarter;

(2) subtracting the applicable borrower interest rate;

(3) adding the applicable special allowance margin described in the table below; and

(4) dividing the resultant percentage by 4.

If the result is negative, the special allowance payment is zero.

Date of First Disbursement	Special Allowance Margin
Before 10/17/86	3.50%
From 10/17/86 through 09/30/92 ...	3.25%
From 10/01/92 through 06/30/95 ...	3.10%
From 07/01/95 through 06/30/98 ...	2.50% for Stafford Loans that are in In-School, Grace or Deferment 3.10% for Stafford Loans that are in Repayment and all other loans
From 07/01/98 through 12/31/99 ...	2.20% for Stafford Loans that are in In-School, Grace or Deferment 2.80% for Stafford Loans that are in Repayment and Forbearance 3.10% for PLUS, SLS and Consolidation Loans

For student loans disbursed after January 1, 2000, the special allowance percentage is computed by:

(1) determining the average of the bond equivalent rates of 3-month commercial paper (financial) rates or one-month London Inter-Bank Offered Rates (LIBOR), as applicable, quoted for that quarter;

(2) subtracting the applicable borrower interest rate;

(3) adding the applicable special allowance margin described in the table below; and

(4) dividing the resultant percentage by 4.

If the result is negative, the special allowance payment is zero.

Date of First Disbursement	Special Allowance Margin
From 01/01/00 through 09/30/07 ...	1.74% for Stafford Loans that are in In-School, Grace or Deferment 2.34% for Stafford Loans that are in Repayment and Forbearance 2.64% for PLUS and Consolidation Loans
From 10/01/07 and after	1.19% for Stafford Loans that are In-School, Grace or Deferment 1.79% for Stafford Loans that are in Repayment and PLUS 2.09% for Consolidation Loans

For student loans disbursed on or after April 1, 2006, lenders are required to pay the Department of Education any interest paid by borrowers on student loans that exceeds the special allowance support levels applicable to such loans.

Special allowance payments are available on variable rate PLUS Loans and SLS Loans only if the variable rate, which is reset annually, exceeds the applicable maximum borrower rate. The variable rate is based on the weekly average one-year constant maturity Treasury yield for loans made before July 1, 1998 and based on the 91-day Treasury bill for loans made on or after July 1, 1998. The maximum borrower rate for these loans is between 9% and 12%. Effective July 1, 2006, this limitation on special allowance payments for PLUS Loans made on and after January 1, 2000 was repealed.

Fees

Origination Fee. An origination fee must be paid to the Department of Education for all Stafford and PLUS Loans originated in the FFELP. An origination fee is not paid on a Consolidation Loan. A 3% origination fee must be deducted from the amount of each PLUS Loan.

An origination fee may be, but is not required to be, deducted from the amount of a Stafford Loan according to the following table:

Date of First Disbursement	Maximum Origination Fee
Before 07/01/06………………………………	3.0%
From 07/01/06 through 06/30/07…………….	2.0%
From 07/01/07 through 06/30/08……………	1.5%
From 07/01/08 through	1.0%

06/30/09……………	
From 07/01/09 through 06/30/10……………	0.5%
From 07/01/10 and after……………………...	0.0%

Federal Default Fee. A federal default fee up to 1% (previously called an insurance premium) may be, but is not required to be, deducted from the amount of a Stafford or PLUS Loan. A federal default fee is not deducted from the amount of a Consolidation Loan.

Lender Loan Fee. A lender loan fee is paid to the Department of Education on the amount of each loan disbursement of all FFELP loans. For loans disbursed from October 1, 1993 to September 30, 2007, the fee was 0.50% of the loan amount. The fee increased to 1% of the loan amount for loans disbursed on or after October 1, 2007.

Loan Rebate Fee. A loan rebate fee of 1.05% is paid annually on the unpaid principal and interest of each Consolidation Loan disbursed on or after October 1, 1993. This fee was reduced to 0.62% for loans made from October 1, 1998 to January 31, 1999.

Stafford Loan Program

For Stafford Loans, the Higher Education Act provided for:

- federal reimbursement of Stafford Loans made by eligible lenders to qualified students;

- federal interest subsidy payments on Subsidized Stafford Loans paid by the Department of Education to holders of the loans in lieu of the borrowers' making interest payments during in-school, grace and deferment periods; and

- special allowance payments representing an additional subsidy paid by the Department of Education to the holders of eligible Stafford Loans.

We refer to all three types of assistance as "federal assistance."

Interest. The borrower's interest rate on a Stafford Loan can be fixed or variable. Stafford Loan interest rates are presented below.

Trigger Date	Borrower Rate	Maximum Borrower Rate	Interest Rate Margin
Before 10/01/81	7%	N/A	N/A
From 01/01/81 through 09/12/83..........	9%	N/A	N/A
From 09/13/83 through 06/30/88..........	8%	N/A	N/A
From 07/01/88 through 09/30/92..........	8% for 48 months; thereafter, 91-day	8% for 48 months, then 10%	3.25% for loans made before 7/23/92 and for

Trigger Date	Borrower Rate	Maximum Borrower Rate	Interest Rate Margin
	Treasury + Interest Rate Margin		loans made on or before 10/1/92 to new student borrowers; 3.10% for loans made after 7/23/92 and before 7/1/94 to borrowers with outstanding FFELP loans
From 10/01/92 through 06/30/94.........	91-day Treasury + Interest Rate Margin	9%	3.10%
From 07/01/94 through 06/30/95.........	91-day Treasury + Interest Rate Margin	8.25%	3.10%
From 07/01/95 through 06/30/98.........	91-day Treasury + Interest Rate Margin	8.25%	2.50% (In-School, Grace or Deferment); 3.10% (Repayment)
From 07/01/98 through 06/30/06.........	91-day Treasury + Interest Rate Margin	8.25%	1.70% (In-School, Grace or Deferment); 2.30% (Repayment)
From 07/01/06 through 06/30/08.........	6.8%	N/A	N/A
From 07/01/08 through 06/30/09……...	6.0% for undergraduate subsidized loans; and 6.8% for unsubsidized loans and graduate subsidized loans	6.0%, 6.8%	N/A
From 07/01/09 through 06/30/10……...	5.6% for undergraduate subsidized loans; and 6.8% for unsubsidized loans and graduate loans	5.6%, 6.8%	N/A

The rate for variable rate Stafford Loans applicable for any 12-month period beginning on July 1 and ending on June 30 is determined on the preceding June 1 and is equal to the *lesser* of:

- the applicable maximum borrower rate

and

- the sum of

  - the bond equivalent rate of 91-day Treasury bills auctioned at the final auction held before that June 1,

and

  - the applicable interest rate margin.

Interest Subsidy Payments. The Department of Education is responsible for paying interest on Subsidized Stafford Loans:

- while the borrower is a qualified student,

- during the grace period, and

- during prescribed deferment periods.

The Department of Education makes quarterly interest subsidy payments to the owner of a Subsidized Stafford Loan in an amount equal to the interest that accrues on the unpaid balance of that loan before repayment begins or during any deferral periods. The Higher Education Act provides that the owner of an eligible Subsidized Stafford Loan has a contractual right against the United States to receive interest subsidy and special allowance payments. However, receipt of interest subsidy and special allowance payments is conditioned on compliance with the requirements of the Higher Education Act, including the following:

- satisfaction of need criteria, and

- continued eligibility of the loan for federal insurance or reinsurance.

If the loan is not held by an eligible lender in accordance with the requirements of the Higher Education Act and the applicable guarantee agreement, the loan may lose its eligibility for federal assistance.

Lenders generally receive interest subsidy payments within 45 days to 60 days after the submission of the applicable data for any given calendar quarter to the Department of Education. However, there can be no assurance that payments will, in fact, be received from the Department of Education within that period.

Loan Limits. The Higher Education Act generally requires that lenders disburse student loans in at least two equal disbursements. The Higher Education Act limits the amount a student can borrow in any academic year. The following chart shows current and historic loan limits.

Borrower's Academic Level	Dependent Students			Independent Students			Maximum Annual Total Amount
	Subsidized and Unsubsidized on or after 10/1/93	Subsidized and Unsubsidized on or after 7/1/07	Subsidized and Unsubsidized on or after 7/1/08	Additional Unsubsidized only on or after 7/1/94	Additional Unsubsidized only on or after 7/1/07	Additional Unsubsidized only on or after 7/1/08	
Undergraduate (per year):							
1st year	$ 2,625	$ 3,500	$ 5,500	$ 4,000	$ 4,000	$ 4,000	$ 9,500
2nd year	$ 3,500	$ 4,500	$ 6,500	$ 4,000	$ 4,000	$ 4,000	$ 10,500
3rd year and above	$ 5,500	$ 5,500	$ 7,500	$ 5,000	$ 5,000	$ 5,000	$ 12,500
Graduate (per year)	$ 8,500	$ 8,500	$ 8,500	$10,000	$12,000	$12,000	$ 20,500
Aggregate Limit:							
Undergraduate	$23,000	$23,000	$31,000	$23,000	$23,000	$26,500	$ 57,500
Graduate (including undergraduate)	$65,500	$65,500	$65,500	$73,000	$73,000	$73,000	$138,500

For the purposes of the table above:

• The loan limits include both FFELP and Federal Direct Lending Program (FDLP) loans.

• The amounts in the final column represent the combined maximum loan amount per year for Subsidized and Unsubsidized Stafford Loans. Accordingly, the maximum amount that a student may borrow under an Unsubsidized Stafford Loan is the difference between the combined maximum loan amount and the amount the student received in the form of a Subsidized Stafford Loan.

• Independent undergraduate students, graduate students and professional students may borrow the additional amounts shown in the third and fourth columns. Dependent undergraduate students may also receive these additional loan amounts if their parents are unable to provide the family contribution amount and cannot qualify for a PLUS Loan.

• Students attending certain medical schools are eligible for $38,500 annually and $189,000 in the aggregate.

• The annual loan limits are sometimes reduced when the student is enrolled in a program of less than one academic year or has less than a full academic year remaining in his program.

Repayment. Repayment of principal on a Stafford Loan does not begin while the borrower remains a qualified student, but only after a 6-month grace period. In general, each loan must be scheduled for repayment over a period of not more than 10 years after repayment begins. New borrowers on or after October 7, 1998 who accumulate FFELP loans totaling more than $30,000 in principal and unpaid interest are entitled to extend repayment for up to 25 years, subject to minimum repayment amounts. Consolidation Loan borrowers may be scheduled for repayment up to 30 years depending on the borrower's indebtedness. Outlined in the table below are the maximum repayment periods available based on the outstanding FFELP indebtedness.

Outstanding FFELP Indebtedness	Maximum Repayment Period
$7,500-$9,999.......................................	12 Years
$10,000-$19,999..................................	15 Years
$20,000-$30,000..................................	20 Years
$30,001-$59,999..................................	25 Years
$60,000 or more....................................	30 Years

Note: Maximum repayment period excludes authorized periods of deferment and forbearance.

In addition to the outstanding FFELP indebtedness requirements described above, the Higher Education Act currently requires minimum annual payments of $600, unless the borrower and the lender agree to lower payments, except that negative amortization is not allowed. The Higher Education Act and related regulations require lenders to offer a choice among standard, graduated, income-sensitive and extended repayment schedules, if applicable, to all borrowers entering repayment. The 2007 legislation introduced an income-based repayment plan on July 1, 2009 that a student borrower may elect during a period of partial financial hardship and have annual payments that do not exceed 15% of the amount by which adjusted gross income exceeds 150% of the poverty line. The Secretary repays or cancels any outstanding principal and interest under certain criteria after 25 years.

Grace Periods, Deferral Periods and Forbearance Periods. After the borrower stops pursuing at least a half-time course of study, he generally must begin to repay principal of a Stafford Loan following the grace period. However, no principal repayments need be made, subject to some conditions, during deferment and forbearance periods.

For borrowers whose first loans are disbursed on or after July 1, 1993, repayment of principal may be deferred while the borrower returns to school at least half-time. Additional deferrals are available, when the borrower is:

- enrolled in an approved graduate fellowship program or rehabilitation program;

- seeking, but unable to find, full-time employment, subject to a maximum deferment of three years; or

- having an economic hardship, as defined in the Higher Education Act, subject to a maximum deferment of three years; or

- serving on active duty during a war or other military operation or national emergency, or performing qualifying National Guard duty during a war or other military operation or national emergency, subject to a maximum deferral period of three years, and effective July 1, 2006 on loans made on or after July 1, 2001.

The Higher Education Act also permits, and in some cases requires, "forbearance" periods from loan collection in some circumstances. Interest that accrues during a forbearance period is never subsidized. When a borrower ends forbearance and enters repayment, the account is considered current. When a borrower exits grace, deferment or forbearance, any interest that has not been subsidized is generally capitalized and added to the outstanding principal amount.

PLUS and SLS Loan Programs

The Higher Education Act authorizes PLUS Loans to be made to parents of eligible dependent students and graduate and professional students and previously authorized SLS Loans to be made to the categories of students now served by the Unsubsidized Stafford Loan program. Borrowers who have no adverse credit history or who are able to secure an endorser without an adverse credit history are eligible for PLUS Loans, as well as some borrowers with extenuating circumstances. The basic provisions applicable to PLUS and SLS Loans are similar to those of Stafford Loans for federal insurance and reinsurance. However, interest subsidy payments are not available under the PLUS and SLS programs and, in some instances, special allowance payments are more restricted.

Loan Limits. PLUS and SLS Loans disbursed before July 1, 1993 were limited to $4,000 per academic year with a maximum aggregate amount of $20,000. The annual loan limits for SLS Loans disbursed on or after July 1, 1993 range from $4,000 for first and second year undergraduate borrowers to $10,000 for graduate borrowers, with a maximum aggregate amount of $23,000 for undergraduate borrowers and $73,000 for graduate and professional borrowers.

The annual and aggregate amounts of PLUS Loans first disbursed on or after July 1, 1993 are limited only to the difference between the cost of the student's education and other financial aid received, including scholarship, grants and other student loans.

Interest. The interest rates for PLUS Loans and SLS Loans are presented in the chart below.

For PLUS or SLS Loans that bear interest based on a variable rate, the rate is set annually for 12-month periods, from July 1 through June 30, on the preceding June 1 and is equal to the lesser of:

- the applicable maximum borrower rate

and

- the sum of:

  - the applicable 1-year Index or the bond equivalent rate of 91-day Treasury bills, as applicable,

  and

  - the applicable interest rate margin.

Under current law, PLUS Loans with a first disbursement on or after July 1, 2006 will return to a fixed annual interest rate of 8.5%.

Until July 1, 2001, the 1-year index was the bond equivalent rate of 52-week Treasury bills auctioned at the final auction held prior to each June 1. Beginning July 1, 2001, the 1-year index is the weekly average 1-year constant maturity Treasury, as published by the Board of Governors of the Federal Reserve System, for the last calendar week ending on or before the June 26 immediately preceding the July 1 reset date.

Trigger Date	Borrower Rate	Maximum Borrower Rate	Interest Rate Margin
Before 10/01/81................................	9%	N/A	N/A
From 10/01/81 through 10/30/82	14%	N/A	N/A
From 11/01/82 through 06/30/87	12%	N/A	N/A
From 07/01/87 through 09/30/92	1-year Index + Interest Rate Margin	12%	3.25%
From 10/01/92 through 06/30/94	1-year Index + Interest Rate Margin	PLUS 10%, SLS 11%	3.10%
From 07/01/94 through 06/30/98	1-year Index + Interest Rate Margin	9%	3.10%
From 07/01/98 through 06/30/06	91-day Treasury + Interest Rate Margin	9%	3.10%
From 07/01/06................................	8.5%	8.5%	N/A

A holder of a PLUS or SLS Loan is eligible to receive special allowance payments during any quarter if:

- the borrower rate is set at the maximum borrower rate and

- the sum of the average of the bond equivalent rates of 91-day Treasury bills auctioned during that quarter and the applicable interest rate margin exceeds the maximum borrower rate.

Effective July 1, 2006, this limitation on special allowance payments for PLUS Loans made on or after January 1, 2000 was repealed.

Repayment; Deferments. Borrowers begin to repay principal on their PLUS and SLS Loans no later than 60 days after the final disbursement, unless they use deferment available for the in-school period and the six-month post enrollment period. Deferment and forbearance provisions, maximum loan repayment periods, repayment plans and minimum payment amounts for PLUS and SLS loans are generally the same as those for Stafford Loans.

Consolidation Loan Program

The enactment of HCERA ended new originations under the FFELP consolidation program, effective July 1, 2010. Previously, the Higher Education Act authorized a program under which borrowers could consolidate one or more of their student loans into a single Consolidation Loan that was insured and reinsured on a basis similar to Stafford and PLUS Loans. Consolidation Loans were made in an amount sufficient to pay outstanding principal, unpaid interest, late charges and collection costs on all federally reinsured student loans incurred under the FFELP that the borrower selects for consolidation, as well as loans made under various other federal student loan programs and loans made by different lenders. In general, a borrower's eligibility to consolidate its federal student loans ends upon receipt of a Consolidation Loan. With the end of new FFELP originations, borrowers with multiple loans, including FFELP loans, may only consolidate their loans under the FDLP.

Consolidation Loans made on or after July 1, 1994 have no minimum loan amount. Consolidation Loans for which an application was received on or after January 1, 1993 but before July 1, 1994 were available only to borrowers who had aggregate outstanding student loan balances of at least $7,500. For applications received before January 1, 1993, Consolidation Loans were available only to borrowers who had aggregate outstanding student loan balances of at least $5,000.

To obtain a FFELP Consolidation Loan, the borrower must be either in repayment status or in a grace period before repayment begins. For applications received on or after January 1, 1993, delinquent or defaulted borrowers are eligible to obtain Consolidation Loans if they re-enter repayment through loan consolidation. Prior to July 1, 2006, married couples who agreed to be jointly and severally liable could apply for one Consolidation Loan. In some cases, borrowers may enter repayment status while still in school and thereby become eligible to obtain a Consolidation Loan.

Consolidation Loans bear interest at a fixed rate equal to the greater of the weighted average of the interest rates on the unpaid principal balances of the consolidated loans and 9% for loans originated before July 1, 1994. For Consolidation Loans made on or after July 1, 1994 and for which applications were received before November 13, 1997, the weighted average interest rate is rounded up to the nearest whole percent. Consolidation Loans made on or after July 1, 1994 for which applications were received on or after November 13, 1997 through September 30, 1998 bear interest at the annual variable rate applicable to Stafford Loans subject to a cap of 8.25%. Consolidation Loans for which the application is received on or after October 1, 1998 bear interest at a fixed rate equal to the lesser of (i) the weighted average interest rate of the loans being consolidated rounded up to the nearest one-eighth of one percent or (ii) 8.25%.

The 1998 reauthorization maintained interest rates for borrowers of Federal Direct Consolidation Loans whose applications were received prior to February 1, 1999 at 7.46%, which rates are adjusted annually based on a formula equal to the 91-day Treasury bill rate plus 2.3%. The borrower interest rates on Federal Direct Consolidation

Loans for borrowers whose applications were received on or after February 1, 1999 and before July 1, 2006 is a fixed rate equal to the lesser of the weighted average of the interest rates of the loans consolidated, adjusted up to the nearest one-eighth of one percent, and 8.25%. This is the same rate that the 1998 legislation set on FFELP Consolidation Loans for borrowers whose applications are received on or after October 1, 1998 and before July 1, 2006. The 1998 legislation, as modified by the 1999 act and in 2002, set the special allowance payment rate for FFELP Consolidation Loans at the three-month commercial paper (financial) rate plus 2.64% for loans disbursed on or after January 1, 2000 and before July 1, 2006. Public Law 112-74, dated December 23, 2011, allows FFELP lenders to make an election to permanently change the index for special allowance payment calculations on all FFELP loans in the lender's portfolio (with certain exceptions) disbursed after January 1, 2000 from the three-month commercial paper (financial) rate to the one-month LIBOR index, commencing with the special allowance payment calculations for the calendar quarter beginning on April 1, 2012. Lenders of FFELP Consolidation Loans pay a reinsurance fee to the U.S. Department of Education. All other guarantee fees may be passed on to the borrower.

Interest on Consolidation Loans accrues and, for applications received before January 1, 1993, is paid without interest subsidy by the Department of Education. For Consolidation Loans for which applications were received between January 1, 1993 and August 10, 1993, all interest of the borrower is paid during all deferment periods. Consolidation Loans for which applications were received on or after August 10, 1993 are subsidized only if all of the underlying loans being consolidated were Subsidized Stafford Loans. In the case of Consolidation Loans made on or after November 13, 1997, the portion of a Consolidation Loan that is comprised of Subsidized Stafford Loans retains subsidy benefits during deferment periods.

No insurance premium is charged to a borrower or a lender in connection with a Consolidation Loan. However, FFELP lenders must pay an origination fee to the Department of Education of 0.50% on principal of Consolidation Loans disbursed and a monthly rebate fee to the Department of Education at an annualized rate of 1.05% on principal of and interest on Consolidation Loans disbursed on or after October 1, 1993, or at an annualized rate of 0.62% for Consolidation Loan applications received between October 1, 1998 and January 31, 1999. The rate for special allowance payments for Consolidation Loans is determined in the same manner as for other FFELP loans.

A borrower must begin to repay his Consolidation Loan within 60 days after his consolidated loans have been disbursed. For applications received on or after January 1, 1993, repayment schedule options include graduated or income-sensitive repayment plans. Loans are repaid over periods determined by the sum of the Consolidation Loan and the amount of the borrower's other eligible student loans outstanding. The lender may, at its option, include graduated and income-sensitive repayment plans in connection with student loans for which the applications were received before that date. The maximum maturity schedule is 30 years for indebtedness of $60,000 or more.

Guaranty Agencies under the FFELP

Under the FFELP, guaranty agencies guarantee loans made by eligible lending institutions, paying claims from "Federal student loan reserve funds." Student loans are guaranteed as to 100% of principal and accrued interest against death or discharge. The guarantor also pays 100% of the unpaid principal and accrued interest on PLUS Loans, where the student on whose behalf the loan was borrowed dies.

FFELP loans are also insured against default, with the percent insured dependent on the date of the related loan's disbursement. For loans made prior to October 1, 1993, lenders are insured against default for 100% of principal and accrued interest. For loans disbursed from October 1, 1993 through June 30, 2006, lenders are insured against default for 98% of principal and accrued interest. For loans disbursed on or after July 1, 2006, lenders are insured against default for 97% of principal and accrued interest.

The Department of Education reinsures guarantors for amounts paid to lenders on loans that are discharged or defaulted. The reimbursement rate on discharged loans is for 100% of the amount paid to the holder. The reimbursement rate for defaulted loans decreases as a guarantor's default rate increases. The first trigger for a lower reinsurance rate is when the amount of defaulted loan reimbursements exceeds 5% of the amount of all loans guaranteed by the agency in repayment status at the beginning of the federal fiscal year. The second trigger is when the amount of defaults exceeds 9% of the loans in repayment. Guaranty agency reinsurance rates are presented in the table below.

Claims Paid Date	Maximum	5% Trigger	9% Trigger
Before October 1, 1993....................................	100%	90%	80%
October 1, 1993 — September 30, 1998.........	98%	88%	78%
On or after October 1, 1998	95%	85%	75%

After the Department of Education reimburses a guarantor for a default claim, the guaranty agency attempts to collect the loan from the borrower. However, the Department of Education requires that the defaulted guaranteed loans be assigned to it when the guaranty agency is not successful. A guaranty agency also refers defaulted loans to the Department of Education to "offset" any federal income tax refunds or other federal reimbursement that may be due the borrowers. Some states have similar offset programs.

To be eligible for federal reinsurance, FFELP loans must meet the requirements of the Higher Education Act and the regulations issued thereunder. Generally, these regulations require that lenders determine whether the applicant is an eligible borrower attending an eligible institution, explain to borrowers their responsibilities under the loan, ensure that the promissory notes evidencing the loan are executed by the borrower, and disburse the loan proceeds as required. After the loan is made, the lender must establish repayment terms with the borrower, properly administer deferrals and forbearances, credit the borrower for payments made, and report the loan's status to credit reporting agencies. If a borrower becomes delinquent in repaying a loan, a lender must perform collection procedures that vary depending upon the length of time a loan is delinquent. The collection procedures consist of telephone calls, demand letters, skiptracing procedures and requesting assistance from the guaranty agency.

A lender may submit a default claim to the guaranty agency after the related student loan has been delinquent for at least 270 days. The guaranty agency must review and pay the claim within 90 days after the lender filed it. The guaranty agency will pay the lender interest accrued on the loan for up to 450 days after delinquency. The guaranty agency must file a reimbursement claim with the Secretary within 30 days after the guaranty agency paid the lender for the default claim. Following payment of claims, the guaranty agency endeavors to collect the loan. Guaranty agencies also must meet statutory and regulatory requirements for collecting loans.

Student Loan Discharges

FFELP loans are not generally dischargeable in bankruptcy. Under the United States Bankruptcy Code, before a student loan may be discharged, the borrower must demonstrate that repaying it would cause the borrower or his family undue hardship. When a FFELP borrower files for bankruptcy, collection of the loan is suspended during the time of the proceeding. If the borrower files under the "wage earner" provisions of the United States Bankruptcy Code or files a petition for discharge on the grounds of undue hardship, then the lender transfers the loan to the guaranty agency which guaranteed that loan and that agency then participates in the bankruptcy proceeding. When the proceeding is complete, unless there was a finding of undue hardship, the loan is transferred back to the lender and collection resumes.

Student loans are discharged if the borrower dies or becomes totally and permanently disabled. A physician must certify eligibility for discharge due to disability. This discharge is conditional for the first three years; if a borrower recovers sufficiently during that period to earn a reasonable income, the borrower must resume repayment. Effective January 29, 2007, discharge eligibility was extended to survivors of eligible public servants and certain other eligible victims of the September 11, 2001 terrorist attacks on the United States.

If a school closes while a student is enrolled, or within 90 days after the student withdrew, loans made for that enrollment period are discharged. If a school falsely certifies that a borrower is eligible for the loan, the loan may be discharged, and if a school fails to make a refund to which a student is entitled, the loan is discharged to the extent of the unpaid refund. Effective July 1, 2006, a loan is also eligible for discharge if it is determined that the borrower's eligibility for the loan was falsely certified as a result of a crime of identity theft.

Rehabilitation of Defaulted Loans

The Department of Education is authorized to enter into agreements with a guaranty agency under which such guaranty agency may sell defaulted loans that are eligible for rehabilitation to an eligible lender. For a loan to be eligible for rehabilitation the related guaranty agency must have received reasonable and affordable payments originally for 12 months which was reduced to 9 payments in 10 months effective July 1, 2006, and then the borrower may request that the loan be rehabilitated. Because monthly payments are usually greater after rehabilitation, not all borrowers opt for rehabilitation. Upon rehabilitation, a borrower is again eligible for all the benefits under the Higher Education Act for which he or she is not eligible as a borrower on a defaulted loan, such as new federal aid, and the negative credit record is expunged. No student loan may be rehabilitated more than once.

The July 1, 2009 technical corrections made to the Higher Education Act under H.R. 1777, Public Law 111-39 provide authority, between July 1, 2009 through September 30, 2011, for a guaranty agency to assign a defaulted loan to the Department of Education depending on market conditions.

Guarantor Funding

In addition to administering the federal reserve funds, from which claims are paid, guaranty agencies are charged with responsibility for maintaining records on all loans which they have insured ("account maintenance"), assisting lenders to prevent default by delinquent borrowers ("default aversion"), post-default loan administration and collections and program awareness and oversight. These activities are funded by revenues from the following statutorily prescribed sources plus earnings on investments.

Source	Basis
Insurance Premium	Up to 1% of the principal amount guaranteed, withheld from the proceeds of each loan disbursement
Loan Processing and Issuance Fee	0.40% of the principal amount guaranteed, paid by the Department of Education
Account Maintenance Fee	Originally 0.10%, which was reduced to 0.06% on October 1, 2007, of the original principal amount of loans outstanding, paid by the Department of Education
Default Aversion Fee	1% of the outstanding amount of loans submitted by a lender for default aversion assistance, minus 1% of the unpaid principal and interest paid on default claims, which is paid once per loan by transfers out of the Student Loan Reserve Fund

Source	Basis
Collection Retention Fee..........................	16% of the amount collected on loans on which reinsurance has been paid (10% or 18.5% of the amount collected for a defaulted loan that is purchased by a lender for consolidation or rehabilitation, respectively), withheld from gross receipts

The Higher Education Act requires guaranty agencies to establish two funds: a Federal Student Loan Reserve Fund and an Agency Operating Fund. The Federal Student Loan Reserve Fund contains the payments received from the Department of Education and insurance premiums. The fund is federal property and its assets may be used only to pay Default Aversion Fees. Collection fees on defaulted loans are deposited into the Agency Operating Fund. The Agency Operating Fund is the guaranty agency's property and is not subject to strict limitations on its use.

United States Department of Education Oversight

If the Department of Education determines that a guarantor is unable to meet its insurance obligations, the holders of loans insured by that guaranty agency may submit claims directly to the Department of Education and the Department of Education is required to pay the full reimbursement amounts due, in accordance with claim processing standards no more stringent than those applied by the affected guaranty agency. However, the Department of Education's obligation to pay guarantee claims directly in this fashion is contingent upon the Department of Education determining a guaranty agency is unable to meet its obligations. While there have been situations where the Department of Education has made such determinations regarding affected guaranty agencies, there can be no assurances as to whether the Department of Education must make such determinations in the future or whether payments of reimbursement amounts would be made in a timely manner.

Recent Developments

For each series of notes, this prospectus will describe any recent developments that are material to your class of notes.

**Global Clearance, Settlement and
Tax Documentation Procedures**

Except in some limited circumstances, the notes offered under this prospectus will be available only in book-entry form as "Global Securities." Investors in the Global Securities may hold them through DTC or, if applicable, Clearstream, Luxembourg or Euroclear. The Global Securities are tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Securities through Clearstream, Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional Eurobond practice.

Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations.

Secondary cross-market trading between Clearstream, Luxembourg or Euroclear and DTC participants holding Securities will be effected on a delivery-against-payment basis through the depositaries of Clearstream, Luxembourg and Euroclear and as participants in DTC.

Non-U.S. holders of Global Securities will be exempt from U.S. withholding taxes, provided that the holders meet specific requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All U.S. Dollar denominated Global Securities will be held in book-entry form by DTC in the name of Cede & Co., as nominee of DTC. Investors' interests in the U.S. Dollar denominated Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, Clearstream, Luxembourg and Euroclear will hold positions in U.S. Dollar denominated Global Securities on behalf of their participants through their respective depositaries, which in turn will hold positions in accounts as participants of DTC.

All non-U.S. Dollar denominated Global Securities will be held in book-entry form by a common depositary for Clearstream, Luxembourg and Euroclear in the name of a nominee to be selected by the common depositary. Investors' interests in the non-U.S. Dollar denominated Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in Clearstream, Luxembourg or Euroclear. As a result, DTC will hold positions in the non-U.S. Dollar denominated Global Securities on behalf of its participants through its depositaries, which in turn will hold positions in accounts as participants of Clearstream, Luxembourg or Euroclear.

Investors electing to hold their Global Securities through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional Eurobonds, except that there will be no temporary global security and no "lock-up" or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchase determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and the depositor's accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC participants. Secondary market trading between DTC participants will be settled using the procedures applicable to U.S. corporate debt issues in same-day funds.

Trading between Clearstream, Luxembourg and/or Euroclear participants. Secondary market trading between Clearstream, Luxembourg participants and/or Euroclear participants will be settled using the procedures applicable to conventional Eurobonds in same-day funds.

*Trading between DTC seller and Clearstream, Luxembourg or Euroclear purchaser. W*hen Global Securities are to be transferred from the account of a DTC participant to the account of a Clearstream, Luxembourg participant or a Euroclear participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a participant at least one business day before settlement. Clearstream, Luxembourg or Euroclear will instruct the applicable depositary to receive the Global Securities against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date. Payment will then be made by the respective depositary to the DTC participant's account against delivery of the Global Securities.

Securities. After settlement has been completed, the Global Securities will be credited to the applicable clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream, Luxembourg participant's or Euroclear participant's account. The Global Securities credit will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the Global Securities will accrue from, the value date, which would be the preceding day when settlement occurred in New York. If settlement is not completed on the intended value date so that the trade fails, the Clearstream, Luxembourg or Euroclear cash debit will be valued instead as of the actual settlement date.

Clearstream, Luxembourg participants and Euroclear participants will need to make available to the clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, they may take on credit exposure to Clearstream, Luxembourg or Euroclear until the Global Securities are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream, Luxembourg participants or Euroclear participants purchasing Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Securities were credited to their accounts. However, interest on the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although this result will depend on each participant's particular cost of funds.

Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending Global Securities to the applicable depositary for the benefit of Clearstream, Luxembourg participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Clearstream, Luxembourg or Euroclear seller and DTC purchaser. Due to time zone differences in their favor, Clearstream, Luxembourg and Euroclear participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective depositary, to a DTC participant. The depositor will send instructions to Clearstream, Luxembourg or Euroclear through a participant at least one business day before settlement. In this case, Clearstream, Luxembourg or Euroclear will instruct the applicable depositary to deliver the securities to the DTC participant's account against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date. The payment will then be reflected in the account of the Clearstream, Luxembourg participant or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg or Euroclear participant's account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York. Should the Clearstream, Luxembourg or Euroclear participant have a line of credit with its clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date so that the trade fails, receipt of the cash proceeds in the Clearstream, Luxembourg or Euroclear participant's account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream,

Luxembourg participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

- borrowing through Clearstream, Luxembourg or Euroclear for one day until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts, in accordance with the clearing system's customary procedures;

- borrowing the Global Securities in the U.S. from a DTC participant no later than one day before settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

- staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day before the value date for the sale to the Clearstream, Luxembourg participant or Euroclear participant.

U.S. Federal Income Tax Documentation Requirements

A holder of Global Securities may be subject to U.S. withholding tax (currently at 30%), or U.S. backup withholding tax (currently at 28%), as appropriate, on payments of interest, including original issue discount, on registered debt issued by U.S. persons, unless:

- each clearing system, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business in the chain of intermediaries between the beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements, and

- that holder takes one of the following steps to obtain an exemption or reduced tax rate:

    1. Exemption for non-U.S. person—Form W-8BEN or Form W-8BEN-E. Non-U.S. persons that are beneficial owners can obtain a complete exemption from the withholding tax. To obtain this exemption, they are generally required to file a signed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)) or Form W-8BEN-E (Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)).

    2. Exemption for non-U.S. persons with effectively connected income—Form W-8ECI. A non-U.S. person, including a non-U.S. corporation or partnership, for which the income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax with respect to the notes by filing Form W-8ECI (Certificate of Foreign

Person's Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States).

3.   Exemption or reduced rate for non-U.S. persons resident in treaty countries — Form W-8BEN or Form W-8BEN-E. Non-U.S. persons that are beneficial owners residing in a country that has a tax treaty with the United States can obtain an exemption or reduced tax rate, depending on the treaty terms, by filing Form W-8BEN or Form W-8BEN-E.

4.   Exemption for U.S. persons—Form W-9. U.S. persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Request for Taxpayer Identification Number and Certification) certifying that they are not subject to U.S. backup withholding tax.

If the information shown on the applicable certification changes, new certification must be filed within 30 days of the change.

U.S. Federal Income Tax Reporting Procedure. The Global Securityholder or his agent files by submitting the appropriate form to the person through which he holds. This is the clearing agency, in the case of persons holding directly on the books of the clearing agency. Form W-8BEN, Form W-8BEN-E, and Form W-8ECI are generally effective from the date the form is signed to the last day of the third succeeding calendar year unless a change in circumstances makes any information on the form incorrect.

For these purposes, a U.S. person is:

• a citizen or individual resident of the United States,

• a corporation or partnership, including an entity treated as such for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia,

• an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source, or

• a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

To the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons before that date, that elect to continue to be treated as U.S. persons, will be U.S. persons and not foreign persons.

This discussion does not deal with all aspects of U.S. federal income tax withholding that may be relevant to foreign holders of the Global Securities. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of the Global Securities.

Health Education Assistance Loan Program

From fiscal year 1978 through fiscal year 1998, the Health Education Assistance Loan (HEAL) Program ("HEAL Program" and each loan made under such program, a "HEAL Loan") insured loans made by participating lenders to eligible graduate students in schools of medicine, osteopathy, dentistry, veterinary medicine, optometry, podiatry, public health, pharmacy, chiropractic, or in programs in health administration and clinical psychology. The making of new HEAL Loans was discontinued on September 30, 1998. On July 1, 2014, the HEAL Program was transferred from the U.S. Department of Health and Human Services to the U.S. Department of Education (which we refer to as the Department of Education).

Interest.

The maximum interest that may be charged to the borrower on the unpaid balance of their HEAL Loan may not exceed the average bond-equivalent rate during the prior calendar quarter for 91-day Treasury bills sold at auction, plus three percent, rounded to the next higher 1/8 of one percent. Payment of principal and interest may be deferred during specific eligible periods. The HEAL Program does not provide a subsidy payment for interest. Accrued interest may be compounded not more frequently than annually by adding it to the principal balance of the loan.

Repayment.

Repayment begins the first day of the 10th month after the month the borrower ceases to be a full-time student at an eligible institution. There is a nine-month period before the repayment period begins that is called the "grace period." However, if the borrower becomes an intern or resident in an accredited program within nine full months after leaving an eligible institution, repayment will begin the first day of the 10th month after the borrower ceases to be an intern or a resident. A borrower has between 10 to 25 years to repay the loan after the repayment period begins (including the time that the borrower participates in an authorized deferment program). There is no penalty for prepayment of the loan.

Repayment schedule provisions for a HEAL Loan may vary and affect the total amount to be repaid.

• Lenders and servicers of HEAL Loans must offer a graduated repayment option to borrowers who require smaller payments early in the repayment period.

• Lenders and servicers of HEAL Loans must offer an income contingent loan repayment schedule that, during the first five years of repayment that is based on the borrower's income.

Forbearance.

With respect to HEAL Loans, forbearance is an extension of time for making loan payments or the acceptance of smaller payments than were previously scheduled to prevent a borrower from defaulting. Lenders and servicers of HEAL Loans have the authority to grant forbearance in six-month increments up to a maximum of three years. Periods of forbearance may be extended beyond three years with the approval of the Department of Education. Any such period would be in addition to the three-year period which lenders and servicers of HEAL Loans may grant themselves. Any period of forbearance granted to a borrower of a HEAL Loan shall not be included in calculating the 25 year loan repayment period for HEAL Loans made on or after October 13, 1992. Lenders and servicers of HEAL Loans must notify each borrower of their right to request forbearance; however, if the lender or servicer of HEAL Loans determines that the default of the borrower is inevitable and that forbearance would be ineffective in preventing default, the lender or servicer is not required to grant forbearance in such instances.

Deferment.

Repayment of principal of, and interest on, a HEAL Loan may be deferred, but interest will continue to accrue during periods of:

• Full-time study at a HEAL eligible institution or at an institution of higher education eligible to participate in the student aid programs authorized under Title IV of the Higher Education Act;

• Up to three years for full time active duty in the United States Armed Forces;

• Up to three years each for service in the Peace Corps, VISTA or the National Health Service Corps.;

• Up to two years for certain fellowship and educational training programs;

• Up to four years for internship and residency training;

• Up to one year for graduates of schools of chiropractic;

• Up to three years for completion of an internship or residency training program in osteopathic general practice, family medicine, general internal medicine, preventive medicine, or general pediatrics and is practicing primary care; and/or

• Up to three years for providing health care services (beginning February 1, 1999) to American Indians and Alaska natives through any health program or facility funded in whole or part by the "Indian Health Service" administered by the U.S. Department of Health and Human Services.

Total and Permanent Disability.

To be considered totally and permanently disabled for purposes of a HEAL Loan, the borrower must be unable to engage in any substantially gainful activity because of a medically determinable impairment that is expected to continue for a long and indefinite period of time or to result in death. A borrower of a HEAL Loan may contact their lender or servicer to discuss their individual situation and obtain the necessary paperwork to submit an application for total and permanent disability.

Diligence.

Lenders and servicers of HEAL Loans must:

• Contact the borrower every six months to notify such borrower of the amount of the related debt;

• Contact the borrower in writing 30 to 60 days before the commencement of the repayment period to establish the repayment terms;

• Contact both the borrower and any endorser (for HEAL Loans originated at such time the related borrower was a minor and could not enter into a legally binding contract under the laws of the related State) at least four times at regular intervals during the first 120 days of any period of delinquency.

• Notify national consumer credit reporting agencies regarding accounts overdue by more than 60 days; and

• Request pre-claim assistance from the HEAL Program via the Department of Education when a borrower is at least 90 days delinquent. (HEAL pre-claim assistance consists of three progressively stronger letters urging the borrower to contact his/her lender or servicer before the lender or lender initiates litigation against the borrower and or endorser.)

Litigation.

Lenders and servicers of HEAL Loans are required to litigate defaulted loans and obtain a judgment against the borrower (or endorser, if applicable) in most cases prior to having the claim paid by the Department of Education (with the Department of Education taking assignment of the judgment). Litigation is not required when the HEAL Loan was made in an amount of less than $5,000 prior to November 4, 1988 or the HEAL Loan was made in an amount of less than $2,500 on or after November 4, 1988 or if the defaulted claim is less than $1,000. Schools may assist in the collection of delinquent HEAL Loans. HEAL Loans are generally exempted from any State or Federal Statute of Limitations provisions which limit the period within which a loan may be collected.

Post-Default Activities.

Borrowers (or endorsers, if applicable) who default on a HEAL Loan are subject to the following actions:

• Having the account referred to a collection agency;

• Referral to the Inspector General, DHHS and the United States Department of Justice ("DOJ");

• Having judgment registered in Federal court by the DOJ for enforced collection;

• Exclusion from Medicare;

• IRS offset against any tax refund; and

• Having their name (if such person has not entered into a settlement agreement) published in the Federal Register for use by organizations authorized by section 709(c)(1) of the Public Health Service Act.

Insurance of HEAL Loans.

The Department of Education currently insures each eligible HEAL Loan held by an approved lender or holder against the related borrower's default, death, total and permanent disability, bankruptcy under chapter 11 or 13 of the Bankruptcy Act, or bankruptcy under chapter 7 of the Bankruptcy Act when the borrower files a complaint to determine the dischargeability of the HEAL Loan. The Department of Education's insurance covers 100% of the HEAL Loan lender's or holder's losses on both unpaid principal and interest, except to the extent that the borrower may have a defense on the loan other than infancy.

Insurance on a HEAL Loan, however, is not unconditional. A lender or holder of a HEAL Loan must submit an application annually to the Department of Education for approval to hold such loans. The Department of Education issues HEAL insurance on the implied representations of the HEAL Loan lender that all the requirements for the initial insurability of the loan have been met. HEAL insurance is further conditioned upon compliance by the holder of the loan with the HEAL statute and regulations, the related lender's or holder's insurance contract, and its own loan management procedures set forth in writing pursuant to related regulations. The insurance contract may contain limits on the duration of the contract and the number or amount of HEAL Loans a lender may make or hold.

PRINCIPAL OFFICES

ISSUING ENTITY

NAVIENT STUDENT LOAN TRUST ____-__

[

]

DEPOSITOR

NAVIENT FUNDING, LLC
2001 Edmund Halley Drive
Reston, Virginia 20191

SPONSOR, SERVICER AND ADMINISTRATOR

NAVIENT SOLUTIONS, INC.
2001 Edmund Halley Drive
Reston, Virginia 20191

ELIGIBLE LENDER TRUSTEE	[OWNER] [DELAWARE] TRUSTEE	INDENTURE TRUSTEE AND PAYING AGENT
[		[
	[	
]		]
	]	

LEGAL ADVISORS TO THE DEPOSITOR, THE TRUST, THE SERVICER AND THE ADMINISTRATOR

MORGAN, LEWIS & BOCKIUS, LLP	RICHARDS, LAYTON & FINGER, P.A.	SHEARMAN & STERLING LLP
399 Park Avenue	920 King Street	801 Pennsylvania Avenue, N.W.
New York, New York 10022	Wilmington, Delaware 19801	Washington, D.C. 20004-2604

LEGAL ADVISORS TO THE UNDERWRITERS

CADWALADER, WICKERSHAM & TAFT LLP	SHEARMAN & STERLING LLP
700 Sixth Street, N.W.	801 Pennsylvania Avenue, N.W.
Washington, D.C. 20001	Washington, D.C. 20004-2604

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
1676 International Drive, Suite 1200
McLean, Virginia 22102

Navient Student Loan Trust 20__-__

Issuing Entity

$ _____ [Floating] Rate Class A-1 Student Loan-Backed Notes
$ _____ [Floating] Rate Class A-2A Student Loan-Backed Notes
$ _____ [Fixed] Rate Class A-2B Student Loan-Backed Notes
$ _____ [Floating] Rate Class A-3 Student Loan-Backed Notes
$ _____ [Floating] Rate Class B Student Loan-Backed Notes

Navient Funding, LLC

Depositor

Navient Solutions, Inc.

Sponsor, Servicer and Administrator
_____

Lead Managers

[

]

Co-Managers

[

]
_____

_____, 20__

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited. Until _____ 20___ (90 days after the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required, if requested by a potential investor, to deliver a written copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver this prospectus, if so requested, when acting as underwriters and with respect to their unsold allotments or subscriptions.

[FORM OF] INDENTURE

among

NAVIENT STUDENT LOAN TRUST 20[__]-[__],
as the Issuer,

[_____],
not in its individual capacity but solely
as the Indenture Trustee,

and

[_____],
not in its individual capacity but solely
as the Eligible Lender Trustee

Dated as of [_____, 20__]

TABLE OF CONTENTS

TABLE OF CONTENTS

APPENDICES, SCHEDULES AND EXHIBITS

GRANTING CLAUSE

ARTICLE I Definitions and Usage

ARTICLE II The Notes

ARTICLE III Covenants, Representations and Warranties

ARTICLE IV Satisfaction and Discharge

ARTICLE V Remedies

ARTICLE VI The Indenture Trustee

ARTICLE XII Compliance with Regulation AB

ARTICLE XIII Tax Considerations

APPENDICES, SCHEDULES AND EXHIBITS

INDENTURE, dated as of [_____], 20[__], among NAVIENT STUDENT LOAN TRUST 20[__]-[__], a Delaware statutory trust (the "Issuer"), and [_____], not in its individual capacity but solely as eligible lender trustee on behalf of the Issuer (in such capacity, the "Eligible Lender Trustee"), and not in its individual capacity but solely as indenture trustee (in such capacity, the "Indenture Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the holders of the Issuer's Student Loan-Backed Notes (the "Notes"):

GRANTING CLAUSE

The Issuer (and, with respect to the record ownership interest in the Trust Student Loans, the Eligible Lender Trustee) hereby Grant to the Indenture Trustee, as trustee for the benefit of the Noteholders, effective as of the Closing Date all of their right, title and interest, whether now owned or hereafter acquired, in and to the following:

(a)   the Trust Student Loans, and all obligations of the Obligors thereunder including all moneys accrued and paid thereunder on or after the applicable Cutoff Date and all guaranties and other rights relating to the Trust Student Loans;

(b)   the Servicing Agreement, including the right of the Issuer to cause the Servicer to purchase Trust Student Loans from the Issuer under circumstances described therein;

(c)   the related Sale Agreement, including the right of the Issuer to cause the Depositor to repurchase Trust Student Loans from the Issuer under the circumstances described therein and including the rights of the Depositor under the Purchase Agreements;

(d)   the Navient CFC Purchase Agreement, [the Blue Ridge Funding Purchase Agreement and the VL Funding Purchase Agreement], to the extent that the rights of the Depositor thereunder have been assigned to the Issuer pursuant to the Sale Agreement, including the right of the Depositor to cause Navient CFC, [Blue Ridge Funding or VL Funding], as the case may be, to repurchase Trust Student Loans from the Depositor under the circumstances described in the applicable Purchase Agreement;

(e)   the Administration Agreement and any agreement representing Eligible Repurchase Obligations between the Trust and an Eligible Repo Counterparty to be entered into from time to time;

(f)   [each Swap Agreement and any related collateral and collateral accounts (including, but not limited to, the related Swap Collateral and the related Swap Agreement Collateral Account described in Section 3.1A hereof)];

(g)   each Guarantee Agreement, including the right of the Issuer to cause the related Guarantor to make Guarantee Payments in respect of the Trust Student Loans;

(h)   the Trust Accounts and all funds on deposit from time to time in the Trust Accounts, including the Reserve Account Initial Deposit, the Supplemental Purchase Account

Initial Deposit, [the Capitalized Interest Account Initial Deposit,] the Floor Income Rebate Account and the Collection Account Initial Deposit, if any, and all investments and proceeds thereof (including all income thereon);

(i)   [any interest rate cap agreement entered into with one or more interest rate cap counterparties pursuant to Section 2.1(kk) of the Administration Agreement;]

(j)   all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing and all payments on or under and all proceeds of every kind and nature whatsoever in respect of any or all of the foregoing, including all proceeds of the conversion, voluntary or involuntary, into cash or other liquid property, all cash proceeds, accounts, accounts receivable, notes, drafts, acceptances, chattel paper, checks, general intangibles, deposit accounts, insurance proceeds, condemnation awards, rights to payment of any and every kind and other forms of obligations and receivables, instruments and other property which at any time constitute all or part of or are included in the proceeds of any of the foregoing assets described in clauses (a) through (i); and

(k)   all accounts, chattel paper, deposit accounts, financial assets, general intangibles, instruments, investment property, letter-of-credit rights (each as defined in the applicable Uniform Commercial Code) and other supporting obligations relating to the foregoing; and all proceeds (as defined in the applicable Uniform Commercial Code) with respect to the foregoing assets described in clauses (a) through and including (j) (collectively, the "Collateral").

The foregoing Grant is made in trust to secure the payment of principal of and interest on, and any other amounts owing in respect of, the Notes, equally and ratably without prejudice, priority or distinction, to secure compliance with the provisions of this Indenture [and to secure amounts owing to each Swap Counterparty under the related Swap Agreement, all as provided in this Indenture].

The Indenture Trustee, as indenture trustee on behalf of the Noteholders [and each Swap Counterparty], acknowledges such Grant, accepts the trusts under this Indenture in accordance with the provisions of this Indenture and agrees to perform its duties required in this Indenture to the best of its ability to the end that the interests of the Noteholders [and each Swap Counterparty] may be adequately and effectively protected.

ARTICLE I

Definitions and Usage

SECTION 1.1   Definitions and Usage. Except as otherwise specified herein or as the context may otherwise require, capitalized terms used but not otherwise defined herein are defined in Appendix A hereto, which also contains rules as to usage that shall be applicable herein.

SECTION 1.2   Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"Commission" means the Securities and Exchange Commission.

"indenture securities" means the Notes.

"indenture security holder" means a Noteholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Indenture Trustee.

"obligor" on the indenture securities means the Issuer and any other obligor on the indenture securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule have the meaning assigned to them by such definitions.

ARTICLE II

The Notes

SECTION 2.1 <u>Form</u>. The Notes, together with the Indenture Trustee's certificate of authentication, shall be in substantially the forms set forth in Exhibit A, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the officers executing the Notes, as evidenced by their execution of the Notes. Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The Definitive Notes shall be typewritten, printed, lithographed or engraved or produced by any combination of these methods (with or without steel engraved borders), all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

The terms of the Notes set forth in Exhibit A are part of the terms of this Indenture.

Each class of Notes will be represented by interests in a book-entry note certificate deposited on the Closing Date with [_____], as custodian for DTC (the "DTC Custodian"), and registered in the name of Cede & Co. as initial nominee for DTC.

SECTION 2.2 <u>Execution, Authentication and Delivery</u>. The Notes shall be executed on behalf of the Issuer by any of its Authorized Officers. The signature of any such Authorized Officer on the Notes may be manual or facsimile.

Notes bearing the manual or facsimile signature of individuals who were at any time Authorized Officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

The Indenture Trustee shall upon Issuer Order authenticate and deliver the Notes in an aggregate principal amount of $[__], of which $[__] shall be denominated Class A-1 Notes, $[__] shall be denominated Class A-2 Notes and $[__] shall be denominated Class B Notes. The aggregate principal amount of Notes Outstanding at any time may not exceed $[__] except as provided in Section 2.5.

Each Note shall be dated the date of its authentication. The Notes shall be issuable as registered notes in minimum denominations of $25,000 and additional increments of $1,000.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Indenture Trustee by the manual signature of one of its authorized signatories, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

SECTION 2.3 Temporary Notes. Pending the preparation of Definitive Notes, the Issuer may execute, and upon receipt of an Issuer Order, the Indenture Trustee shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, of the tenor of the Definitive Notes in lieu of which they are issued and with such variations not inconsistent with the terms of this Indenture determined to be appropriate by an Authorized Officer of the Issuer executing the temporary Notes, as evidenced by his or her execution of such temporary Notes.

If temporary Notes are issued, the Issuer will cause Definitive Notes to be prepared without unreasonable delay. After the preparation of Definitive Notes, the temporary Notes shall be exchangeable for Definitive Notes upon surrender of the temporary Notes at the office or agency of the Issuer to be maintained as provided in Section 3.2, without charge to the Noteholder. Upon surrender for cancellation of any one or more temporary Notes, the Issuer shall execute and the Indenture Trustee shall authenticate and deliver in exchange therefor a like principal amount of Definitive Notes of authorized denominations. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as Definitive Notes.

SECTION 2.4 Registration; Registration of Transfer and Exchange. The Issuer shall cause to be kept a register (the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of Notes and the registration of transfers of Notes. The Indenture Trustee shall be "Note Registrar" for the purpose of registering Notes and transfers of Notes as herein provided. Upon any resignation of any Note Registrar, the Issuer shall promptly appoint a successor or, if it elects not to make such an appointment, assume the duties of Note Registrar.

If a Person other than the Indenture Trustee is appointed by the Issuer as Note Registrar, the Issuer shall give the Indenture Trustee prompt written notice of the appointment of such Note Registrar and of the location, and any change in the location, of the Note Register, and the Indenture Trustee shall have the right to inspect the Note Register at all reasonable times and to obtain copies thereof, and the Indenture Trustee shall have the right to rely upon a certificate executed on behalf of the Note Registrar by an Executive Officer thereof as to the names and addresses of the Noteholders and the principal amounts and number of such Notes.

Upon surrender for registration of transfer of any Note at the office or agency of the Issuer to be maintained as provided in Section 3.2, if the requirements of Section 8-401(a) of the UCC are met, the Issuer shall execute, and the Indenture Trustee shall authenticate and the Noteholder shall obtain from the Indenture Trustee, in the name of the designated transferee or transferees, one or more new Notes in any authorized denominations and a like aggregate principal amount.

At the option of the Noteholder, Notes may be exchanged for other Notes in any authorized denominations and a like aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Issuer shall execute, and the Indenture Trustee shall authenticate and the Noteholder shall obtain from the Indenture Trustee, the Notes which the Noteholder making the exchange is entitled to receive.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or exchange shall be duly endorsed by, or be accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee, duly executed by the Noteholder thereof or such Noteholder's attorney and duly authorized in writing, with such signature guaranteed by an "eligible guarantor institution" meeting the requirements of the Note Registrar, which requirements include membership or participation in Securities Transfer Agent's Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Note Registrar in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

No service charge shall be made to a Noteholder for any registration of transfer or exchange of Notes, but the Indenture Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 2.3 or 9.6 not involving any transfer.

The preceding provisions of this Section notwithstanding, the Issuer shall not be required to make and the Note Registrar need not register transfers or exchanges of Notes selected for redemption or of any Note for a period of 15 days preceding the due date for any payment with respect to the Note.

Any transfer or assignment of any Note or any interest in any Note that is not effected pursuant to the provisions of this Indenture (including, without limitation, this Section 2.4), such as a transfer or assignment not reflected on the Note Register, shall be null and void and shall not be taken into account by, or be binding upon, the Indenture Trustee or any other party.

SECTION 2.5   Mutilated, Destroyed, Lost or Stolen Notes. If (i) any mutilated Note is surrendered to the Indenture Trustee, or the Indenture Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, and (ii) there is delivered to the Issuer, the Owner Trustee and the Indenture Trustee such security or indemnity as may be required by each of them to hold the Issuer, the Owner Trustee and the Indenture Trustee harmless, then, in the absence of notice to the Issuer, the Note Registrar or the Indenture Trustee that such Note has been acquired by a bona fide purchaser, and provided that the requirements of Section 8-405 of the UCC are met, the Issuer shall execute and upon its request the Indenture Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Note, a replacement Note; provided, however, that if any such destroyed, lost or stolen Note, but not a mutilated Note, shall have become or within 15 days shall be due and payable, or shall have been called for redemption, instead of issuing a replacement Note, the Issuer may pay such destroyed, lost or stolen Note when so due or payable or upon the Redemption Date without surrender thereof. If, after the delivery of such replacement Note or payment of a destroyed, lost or stolen Note pursuant to the proviso to the preceding sentence, a bona fide purchaser of the original Note in lieu of which such replacement Note was issued presents for payment such original Note, the Issuer and the Indenture Trustee shall be entitled to recover such replacement Note (or such payment) from the Person to whom it was delivered or any Person taking such replacement Note from such Person to whom such replacement Note was delivered or any assignee of such Person, except a bona fide purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expense incurred by the Issuer or the Indenture Trustee in connection therewith.

Upon the issuance of any replacement Note under this Section, the Issuer may require the payment by the Noteholder thereof of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other reasonable expenses (including the fees and expenses of the Indenture Trustee) connected therewith.

Every replacement Note issued pursuant to this Section in replacement of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuer, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 2.6   Persons Deemed Owner. Prior to due presentment for registration of transfer of any Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name any Note is registered (as of the day of determination) as the owner of such Note for the purpose of receiving payments of principal of, interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Issuer, the Indenture Trustee nor any agent of the Issuer or the Indenture Trustee shall be affected by notice to the contrary.

SECTION 2.7 Payment of Principal and Interest; Note Interest Shortfall. (a) The Notes shall accrue interest as provided in the forms of Notes set forth in Exhibit A and such interest shall be payable on each applicable Distribution Date as specified therein, subject to Section 3.1. Any installment of interest or principal, if any, payable on any Note which is punctually paid or duly provided for by the Issuer on the applicable Distribution Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered on the applicable Record Date by check mailed first-class, postage prepaid to such Person's address as it appears on the Note Register on such Record Date, except that, unless Definitive Notes have been issued pursuant to Section 2.12, with respect to Notes registered on the Record Date in the name of the nominee of the applicable Clearing Agency, for the Notes, payment shall be made by wire transfer in immediately available funds to the account designated by such nominee and except for the final installment of principal payable with respect to such Note on a Distribution Date or on the Note Final Maturity Date for such Note which shall be payable as provided below. The funds represented by any such checks returned undelivered shall be held in accordance with Section 3.3.

(b)   The principal amount of each class of Notes shall be payable in installments on each applicable Distribution Date as provided in the related form of such Note set forth in Exhibit A. Notwithstanding the foregoing, the Outstanding Amount of each class of Notes shall be due and payable, if not previously paid, on the Note Final Maturity Date for such class of Notes and on the date on which an Event of Default shall have occurred and be continuing if the Indenture Trustee or the Noteholders of the Notes representing at least a majority of the Outstanding Amount of the Notes have declared the Notes to be immediately due and payable in the manner provided in Section 5.2. All principal payments on the Notes shall be made pro rata to the specific class of Noteholders entitled thereto. The Indenture Trustee shall notify the Person in whose name a Note is registered at the close of business on the Record Date preceding the Distribution Date on which the Issuer expects that the final installment of principal of and interest on such Note will be paid. Such notice shall be mailed or transmitted prior to such final Distribution Date and shall specify that such final installment will be payable only upon presentation and surrender of such Note and shall specify the place where such Note may be presented and surrendered for payment of such installment. Notices in connection with redemptions of Notes shall be mailed to Noteholders as provided in Section 10.2.

(c)   If the Issuer defaults in a payment of interest at the applicable Note Rate on the Notes, the Issuer shall pay the resulting Note Interest Shortfall on the following Distribution Date as provided in the Administration Agreement.

SECTION 2.8 Cancellation. All Notes surrendered for payment, registration of transfer, exchange or redemption shall, if surrendered to any Person other than the Indenture Trustee, be delivered to the Indenture Trustee and shall be promptly cancelled by the Indenture Trustee. The Issuer may at any time deliver to the Indenture Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever and all Notes so delivered shall be promptly cancelled by the Indenture Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. All canceled Notes may be held or disposed of by the Indenture Trustee in accordance with its standard retention or disposal policy as in effect at the time, unless the Issuer shall direct by an Issuer Order that the canceled Notes be returned to it and so long as such Issuer Order is timely and the canceled Notes have not been previously disposed of by the Indenture Trustee.

SECTION 2.9 Release of Collateral. Subject to Section 11.1 and the terms of the Basic Documents, the Indenture Trustee shall release property from the lien of this Indenture only upon receipt of an Issuer Request accompanied by an Officers' Certificate of the Issuer, an Opinion of Counsel and Independent Certificates in accordance with TIA §§ 314(c) and 314(d)(1) or an Opinion of Counsel in lieu of such Independent Certificates to the effect that the TIA does not require any such Independent Certificates.

SECTION 2.10 Book-Entry Notes. The Notes, upon original issuance, will be issued in the form of typewritten Notes representing the Book-Entry Notes, to be delivered to the applicable initial Clearing Agency, by the Issuer, or on behalf of the Issuer. Such Notes shall initially be registered on the Note Register in the name of the nominee of the related initial Clearing Agency, and no Note Owner shall receive a definitive, fully registered note (a "Definitive Note") representing such Note Owner's interest in such Note, except as provided in Section 2.12. Unless and until Definitive Notes have been issued to Note Owners pursuant to Section 2.12:

(i)   the provisions of this Section shall be in full force and effect;

(ii)   the Note Registrar and the Indenture Trustee, and their respective directors, officers, employees and agents, may deal with the applicable Clearing Agency for all purposes (including the payment of principal of and interest and other amounts on the Notes) as the authorized representative of the Note Owners;

(iii)   to the extent that the provisions of this Section conflict with any other provisions of this Indenture, the provisions of this Section shall control;

(iv)   the rights of Note Owners shall be exercised only through the applicable Clearing Agency and shall be limited to those established by law and agreements between such Note Owners and the applicable Clearing Agency and/or the applicable Clearing Agency Participants pursuant to the Note Depository Agreement; and unless and until Definitive Notes are issued pursuant to Section 2.12, the applicable initial Clearing Agency will make book-entry transfers among the applicable Clearing Agency Participants and receive and transmit payments of principal of and interest and other amounts on the Notes to such applicable Clearing Agency Participants;

(v)   whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Noteholders of Notes evidencing a specified percentage of the Outstanding Amount of the Notes, the applicable Clearing Agency shall be deemed to represent such percentage only to the extent that it has received instructions to such effect from Note

Owners and/or applicable Clearing Agency Participants owning or representing, respectively, such required percentage of the beneficial interest in the Notes and has delivered such instructions to the Indenture Trustee; and

(vi)   upon acquisition or transfer of a beneficial interest in any Book-Entry Note by, for or with the assets of, a Benefit Plan, such Note Owner shall be deemed to have represented that such acquisition or purchase will not constitute or otherwise result in: (i) in the case of a Benefit Plan subject to Title I of ERISA or Section 4975 of the Code, a non-exempt prohibited transaction in violation of Section 406 of ERISA or Section 4975 of the Code which is not covered by a class or other applicable exemption and (ii) in the case of a Benefit Plan subject to a substantially similar federal, state, local or foreign law, a non-exempt violation of such substantially similar law. Any transfer found to have been made in violation of such deemed representation shall be null and void and of no effect.

SECTION 2.11 Notices to Clearing Agency. Whenever a notice or other communication to the Noteholders is required under this Indenture to be given to Noteholders, unless and until Definitive Notes shall have been issued to Note Owners pursuant to Section 2.12, the Indenture Trustee shall give all such notices and communications specified herein to the applicable Clearing Agency.

SECTION 2.12 Definitive Notes. If (i) the Administrator advises the Indenture Trustee in writing that a Clearing Agency (a) is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise), (b) announces an intention to cease business permanently (or does so and no alternative clearing system acceptable to the Indenture Trustee is then available), or (c) at any time, is unwilling or unable to continue as, or ceases to be, a clearing agency registered under all applicable laws, and a successor clearing agency which is registered as a clearing agency under all applicable laws is not appointed by the Administrator within 90 days of such event, (ii) the Administrator at its option advises the Indenture Trustee in writing that it elects to terminate the book-entry system through such Clearing Agency, or (iii) after the occurrence of an Event of Default, a Servicer Default or an Administrator Default, Note Owners representing beneficial interests aggregating at least a majority of the Outstanding Amount of the applicable Notes advise the applicable Clearing Agency (which shall then notify the Indenture Trustee) in writing that the continuation of a book-entry system through such Clearing Agency is no longer in the best interests of such Note Owners, then the Indenture Trustee shall cause such Clearing Agency to notify all Note Owners of Notes cleared through such Clearing Agency, of the occurrence of any such event and of the availability of Definitive Notes to Note Owners requesting the same.

Upon surrender to the Indenture Trustee of the typewritten Notes representing the Book-Entry Notes by a Clearing Agency, accompanied by registration instructions, the Issuer shall execute and the Indenture Trustee shall authenticate the Definitive Notes in accordance with the instructions of such Clearing Agency, which shall include, without limitation, the identity and payment instructions for all Noteholders of the applicable Notes. None of the Issuer, the Note Registrar or the Indenture Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Notes, the Indenture Trustee shall recognize the holders of the Definitive Notes as Noteholders.

Upon acquisition or transfer of a Definitive Note by, for or with the assets of, a Benefit Plan, the related Note Owner shall be deemed to have represented that such acquisition or purchase will not constitute or otherwise result in: (i) in the case of a Benefit Plan subject to Title I of ERISA or Section 4975 of the Code, a non-exempt prohibited transaction in violation of Section 406 of ERISA or Section 4975 of the Code which is not covered by a class or other applicable exemption and (ii) in the case of a Benefit Plan subject to a substantially similar law, a non-exempt violation of such substantially similar federal, state, local or foreign law. Any transfer found to have been made in violation of such deemed representation shall be null and void and of no effect.

SECTION 2.13 Noteholder FATCA Information. Each Noteholder, by acceptance of a Note shall be deemed to have agreed to provide the Indenture Trustee with the Noteholder Tax Identification Information and, to the extent any FATCA Withholding Tax is applicable, the Noteholder FATCA Information. In addition, each Noteholder shall be deemed to understand that the Indenture Trustee has the right to withhold interest payable with respect to a Note (without any corresponding gross-up) to any Noteholder that fails to comply with the foregoing requirements. If the Issuer has actual knowledge that FATCA Withholding Tax applies, the Issuer will notify the Indenture Trustee thereof.

ARTICLE III

Covenants, Representations and Warranties

SECTION 3.1 Payments to Noteholders. The Issuer shall duly and punctually pay the principal and interest, if any, with respect to the Notes in accordance with the terms of the Notes and this Indenture [and shall duly and punctually pay amounts, if any, owing to each Swap Counterparty in accordance with the terms of this Indenture and the related Swap Agreement]. Without limiting the foregoing, the Issuer shall cause to be distributed to Noteholders [and each Swap Counterparty] in accordance with the Administration Agreement that portion of the amounts on deposit in the Trust Accounts on a Distribution Date (other than any Eligible Investments deposited therein that will mature on the Business Day preceding a subsequent Distribution Date) [or, with respect to any Swap Counterparty, amounts on deposit in the relevant Trust Accounts on the date such payment is due under the related Swap Agreement,] which the Noteholders [and each Swap Counterparty] are entitled to receive pursuant to Sections 2.7 and 2.8 of the Administration Agreement. Amounts properly withheld under the Code by any Person from a payment to any Noteholder of interest and/or principal shall be considered as having been paid by the Issuer to such Noteholder for all purposes of this Indenture.

SECTION 3.1A [Swap Agreement Collateral Accounts. Subject to Section 2.8 of the Administration Agreement, on or before the Closing Date, the Administrator shall establish and maintain, or cause to be established and maintained with the Indenture Trustee at the corporate trust department of [_____], one or more Eligible Deposit Accounts, including any sub-accounts thereto, if sub-accounts are available at [_____], in the name of the Indenture Trustee for the benefit of the Issuer (each, a "Swap Agreement Collateral Account") into which the applicable Swap Counterparty will make required cash or securities deposits as collateral to secure its obligations ("Swap Collateral") under the related Swap Agreement. Each Swap Agreement Collateral Account and all Swap Collateral deposited therein shall be assigned to the Indenture Trustee, for the benefit of the Noteholders, pursuant to the terms of the Granting Clause of this Indenture. All sums on deposit and securities held in any Swap Agreement Collateral Account shall be used only for the purposes set forth in the related credit support agreement to be entered into between the Issuer and the Swap Counterparty (each, a "Swap Agreement Credit Support Agreement"); provided, however, that the Indenture Trustee is not a party to the Swap Agreement Credit Support Agreement and shall have no obligations or responsibilities under the Swap Agreement Credit Support Agreement, nor any obligation to monitor the Issuer's or the Swap Counterparty's compliance with the terms of the Swap Agreement Credit Support Agreement. Any Swap Agreement Collateral Account shall constitute an additional Trust Account. Amounts on deposit in any Swap Agreement Collateral Account may be invested in Eligible Investments at the written direction of the Administrator or its delegee. On each Distribution Date occurring prior to an Event of Default under the related Swap Agreement or a Swap Termination Event, all Investment Earnings actually earned and received on the related Swap Collateral shall be paid directly to the applicable Swap Counterparty, as directed by the Issuer in writing, and not become part of Available Funds in accordance with the terms of the related Swap Agreement Credit Support Agreement. The Indenture Trustee shall not be liable for the selection of, or any losses arising from, such investments made in accordance with the Administrator's direction. All amounts deposited in a Swap Agreement Collateral Account shall be paid to the Issuer (and become part of Available Funds on the related Distribution Date) or returned to the applicable Swap Counterparty, from time to time, as directed by the Issuer, in writing, and in accordance with the provisions set forth in the related Swap Agreement Credit Support Agreement.]

SECTION 3.1B [Interest Rate Cap Collateral Account. In the event that pursuant to the terms of a potential future interest rate cap agreement, the potential future cap counterparty is required to deposit cash or securities as collateral to secure its obligations ("Interest Rate Cap Collateral"), the Indenture Trustee at the written direction of the potential future cap counterparty shall establish and maintain an Eligible Deposit Account in the name of the Indenture Trustee for the benefit of the Issuer and the potential future cap counterparty (an "Interest Rate Cap Agreement Collateral Account"). All sums on deposit and securities held in any Interest Rate Cap Agreement Collateral Account shall be used only for the purposes set forth in the related credit support agreement to be entered into between the Trust and the potential future cap counterparty (the "Interest Rate Cap Credit Support Agreement"); provided, however, that the Indenture Trustee is not a party to the Interest Rate Cap Credit Support Agreement and shall have no obligations or responsibilities under the Interest Rate Cap Credit Support Agreement, nor any obligation to monitor the Issuer's or the potential future cap counterparty's compliance with the terms of the Interest Rate Cap Credit Support Agreement. The Interest Rate Cap Agreement Collateral Account will constitute an additional Trust Account. Amounts on deposit in any Interest Rate Cap Agreement Collateral Account may be invested in Eligible Investments at the written direction of the potential future cap counterparty and on each Distribution Date, all Investment Earnings actually received by the Indenture Trustee on amounts on deposit in the Interest Rate Cap Agreement Collateral Account or on securities held by the Indenture Trustee as Interest Rate Cap Collateral shall be paid directly to the potential future cap counterparty and not become part of Available Funds in accordance with the terms of the Interest Rate Cap Credit Support Agreement. The Indenture Trustee shall not be liable for any losses on investments made in accordance with the potential future cap counterparty's direction. All amounts deposited in the Interest Rate Cap Agreement Collateral Account shall be paid to the Issuer (and become part of Available Funds on the related Distribution Date) or returned to the related potential future cap counterparty (in either case, upon receipt by the Indenture Trustee of written instructions from the Administrator to release the amounts on deposit) in accordance with the provisions set forth in the related Interest Rate Cap Credit Support Agreement.]

SECTION 3.2 Maintenance of Office or Agency. The Issuer shall maintain in the Borough of Manhattan, The City of New York, the City of Minneapolis, Minnesota, and [in Luxembourg, so long as any of the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, or] in such other international jurisdiction if any of the Notes are listed on a stock exchange of international standing and the rules of such exchange so require, an office or agency where Notes may be surrendered for registration of transfer or exchange, and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer hereby initially appoints the Indenture Trustee to serve as its agent for the foregoing purposes. The Issuer shall give prompt written notice to the Indenture Trustee of the location, and of any change in the location, of any such office or agency. If at any time the Issuer shall fail to maintain any such office or agency or shall fail to furnish the Indenture Trustee with the address thereof, such surrenders, notices and demands may be made or served at the Corporate Trust Office, and the Issuer hereby appoints the Indenture Trustee as its agent to receive all such surrenders, notices and demands.

SECTION 3.3 Money for Payments to be Held in Trust. As provided in Section 8.2(a) and (b), all payments of amounts due and payable with respect to any Notes that are to be made from amounts distributed from the Collection Account or any other Trust Account pursuant to Section 2.7, or deposited into the Collection Account from [the Capitalized Interest Account,] the Supplemental Purchase Account, the Floor Income Rebate Account or the Reserve Account, pursuant to Sections 2.9 and 2.10 of the Administration Agreement shall be made on behalf of the Issuer by the Indenture Trustee or by another Paying Agent, and no amounts so distributed from the Collection Account or any other Trust Account for payments to Noteholders [or any Swap Counterparty] shall be paid over to the Issuer except as provided in this Section.

On or before the Business Day next preceding each Distribution Date and Redemption Date, the Issuer shall distribute or cause to be distributed to the Indenture Trustee (or any other Paying Agent) an aggregate sum sufficient to pay the amounts then becoming due under the Notes [or any Swap Agreement], such sum to be held in trust for the benefit of the Persons entitled thereto and (unless the Paying Agent is the Indenture Trustee) shall promptly notify the Indenture Trustee of its action or failure so to act.

The Issuer shall cause each Paying Agent other than the Indenture Trustee to execute and deliver to the Indenture Trustee an instrument in which such Paying Agent shall agree with the Indenture Trustee (and if the Indenture Trustee acts as Paying Agent, it hereby so agrees), subject to the provisions of this Section, that such Paying Agent will:

(i)　　　　hold all sums held by it for the payment of amounts due with respect to the Notes [or any Swap Agreement] in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and pay such sums to such Persons as herein provided;

(ii)   give the Indenture Trustee notice of any default by the Issuer of which it has actual knowledge (or any other obligor upon the Notes) in the making of any payment required to be made with respect to the Notes [or any Swap Agreement];

(iii)   at any time during the continuance of any such default, upon the written request of the Indenture Trustee, forthwith pay to the Indenture Trustee all sums so held in trust by such Paying Agent;

(iv)   immediately resign as a Paying Agent and forthwith pay to the Indenture Trustee all sums held by it in trust for the payments due under the Notes [or any Swap Agreement] if at any time it ceases to meet the standards required to be met by a Paying Agent at the time of its appointment; and

(v)   comply with all requirements of the Code with respect to the withholding from any payments made by it on any Notes of any applicable withholding taxes imposed thereon and with respect to any applicable reporting requirements in connection therewith.

The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, by Issuer Order direct any Paying Agent to pay to the Indenture Trustee all sums held in trust by such Paying Agent, such sums to be held by the Indenture Trustee upon the same trusts as those upon which the sums were held by such Paying Agent; and upon such payment by any Paying Agent to the Indenture Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Subject to applicable laws with respect to escheat of funds, any money held by the Indenture Trustee or any Paying Agent in trust for the payment of any amount due with respect to any Note and remaining unclaimed for two years after such amount has become due and payable shall be discharged from such trust and be paid to the Issuer on Issuer Request or if the Issuer has been terminated to the holder of the Excess Distribution Certificate at the time the Issuer was terminated upon its written request; and the Noteholder thereof shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof (but only to the extent of the amounts so paid to the Issuer), and all liability of the Indenture Trustee or such Paying Agent with respect to such trust money shall thereupon cease; provided, however, that the Indenture Trustee or such Paying Agent, before being required to make any such repayment, shall at the expense and direction of the Issuer cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York and [in Luxembourg, so long as any of the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, or] in such other international jurisdiction if any of the Notes are listed on a stock exchange of international standing and the rules of such exchange so require, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer. The Indenture Trustee shall also adopt and employ, at the expense of the Issuer, any other reasonable means of notification of such repayment (including mailing notice of such repayment to Noteholders whose Notes have been called but have not been surrendered for redemption or whose right to or interest in moneys due and payable but not claimed is determinable from the records of the Indenture Trustee or of any Paying Agent, at the last address of record for each such Noteholder).

SECTION 3.4 Existence. The Issuer shall keep in full effect its existence, rights and franchises as a statutory trust under the laws of the State of Delaware (unless it becomes, or any successor Issuer hereunder is or becomes, organized under the laws of any other State or of the United States of America, in which case the Issuer shall keep in full effect its existence, rights and franchises under the laws of such other jurisdiction) and shall obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Indenture, the Notes, the Collateral and each other instrument or agreement included in the Indenture Trust Estate.

SECTION 3.5 Protection of Indenture Trust Estate. The Issuer will from time to time execute and deliver all such supplements and amendments hereto, all such financing statements and continuation statements and will take such other action necessary or advisable to:

(i) maintain or preserve the lien and security interest (and the priority thereof) of this Indenture or carry out more effectively the purposes hereof;

(ii) perfect, publish notice of or protect the validity of any grant made or to be made by this Indenture;

(iii) enforce any of the Collateral; or

(iv) preserve and defend title to the Indenture Trust Estate and the rights of the Indenture Trustee and the Noteholders [and each Swap Counterparty] in such Indenture Trust Estate against the claims of all persons and parties.

The Issuer hereby designates the Indenture Trustee its agent and attorney-in-fact to execute any financing statement, continuation statement or other instrument required to be executed pursuant to this Section.

SECTION 3.6 Opinions as to Indenture Trust Estate. (a) On the Closing Date, the Issuer shall furnish to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of such counsel, such action has been taken with respect to the recording and filing of this Indenture as is necessary to perfect and make effective the lien and security interest of this Indenture and reciting the details of such action, or stating that, in the opinion of such counsel, no such action is necessary to make such lien and security interest effective.

(b) On or before December 31 in each calendar year, beginning in 20[__], the Issuer shall furnish to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of such counsel, such action has been taken with respect to the recording, filing, re-recording and refiling of this Indenture and any indentures supplemental hereto as is necessary to maintain the lien and security interest created by this Indenture and relating the details of such action or stating that in the opinion of such counsel no such action is necessary to maintain such lien and security interest. Such Opinion of Counsel shall also describe the recording, filing, recording and refiling of this Indenture and any indentures supplemental hereto that will, in the opinion of such counsel, be required to maintain the lien and security interest of this Indenture until December 31 in the following calendar year.

SECTION 3.7 <u>Performance of Obligations; Servicing of Trust Student Loans</u>.

(a) The Issuer will not take any action and will use its best efforts not to permit any action to be taken by others that would release any Person from any of such Person's material covenants or obligations under any instrument or agreement included in the Indenture Trust Estate or that would result in the amendment, hypothecation, subordination, termination or discharge of, or impair the validity or effectiveness of, any such instrument or agreement, except as expressly provided in this Indenture, any other Basic Document or such other instrument or agreement.

(b) The Issuer may contract with other Persons to assist it in performing its duties under this Indenture, and any performance of such duties by a Person identified to the Indenture Trustee in an Officers' Certificate of the Issuer shall be deemed to be action taken by the Issuer; <u>provided</u>, <u>however</u>, the Issuer shall not be liable for any acts of Persons with whom the Issuer has contracted with reasonable care. Initially, the Issuer has contracted with the Servicer and the Administrator to assist the Issuer in performing its duties under this Indenture. The Issuer shall give written notice to the Indenture Trustee and each Rating Agency then rating the Notes of any such contract with any other Person.

(c) The Issuer shall punctually perform and observe all of its obligations and agreements contained in this Indenture, the other Basic Documents and the instruments and agreements included in the Indenture Trust Estate, including filing or causing to be filed all UCC financing statements and continuation statements prepared by the Issuer and required to be filed by the terms of this Indenture and the Administration Agreement in accordance with and within the time periods provided for herein and therein. Except as otherwise expressly provided therein, the Issuer shall not waive, amend, modify, supplement or terminate any Basic Document or any provision thereof without [the written consent of the Indenture Trustee or the Noteholders of at least a majority of the Outstanding Amount of the Notes; <u>provided</u>, for the avoidance of doubt, that a transfer or assignment by a Swap Counterparty of any of its interests or obligations in accordance with the requirements of the related Swap Agreement (including the requirement, if applicable, that the Rating Agency Condition be satisfied) shall not constitute a waiver, amendment, modification, supplement or termination of the related Swap Agreement or any provisions thereof and shall not require] the consent of the Indenture Trustee or the Noteholders of at least a majority of the Outstanding Amount of the Notes. The Issuer shall give written notice to each Rating Agency then rating the Notes of any such waiver, amendment, modification, supplement or termination that requires the consent of the Indenture Trustee or the Noteholders of at least a majority of the Outstanding Amount of the Notes.

(d) If an Authorized Officer of the Issuer shall have knowledge of the occurrence of a Servicer Default or an Administrator Default under the Servicing Agreement or the Administration Agreement, respectively, the Issuer shall promptly notify the Indenture Trustee and the Rating Agencies then rating the Notes thereof, and shall specify in such notice the action, if any, the Issuer is taking with respect to such default. If a Servicer Default shall arise from the failure of the Servicer to perform any of its duties or obligations under the Servicing Agreement, or an Administrator Default shall arise from the failure of the Administrator to perform any of its duties or obligations under the Administration Agreement, as the case may be, with respect to the Trust Student Loans, the Issuer shall take all reasonable steps available to it to enforce its rights under the Basic Documents in respect of such failure.

(e) As promptly as possible after the giving of notice of termination to the Servicer of the Servicer's rights and powers, pursuant to Section 5.1 of the Servicing Agreement, or to the Administrator of the Administrator's rights and powers, pursuant to Section 5.1 of the Administration Agreement, the Issuer shall appoint a successor servicer (the "Successor Servicer") or a successor administrator (the "Successor Administrator"), respectively, and such Successor Servicer or Successor Administrator, as the case may be, shall accept its appointment by a written assumption in a form acceptable to the Indenture Trustee. In the event that a Successor Servicer or Successor Administrator has not been appointed and accepted its appointment at the time when the Servicer or Administrator, as the case may be, ceases to act as Servicer or Administrator, respectively, the Indenture Trustee without further action shall automatically be appointed the Successor Servicer or Successor Administrator, as the case may be. The Indenture Trustee may resign as the Successor Servicer or the Successor Administrator by giving written notice of resignation to the Issuer and in such event will be released from such duties and obligations, such release not to be effective until the date a new servicer or a new administrator, as the case may be, enters into an agreement with the Issuer as provided below; provided, however, that nothing herein shall require or permit the Indenture Trustee to act as Servicer, or otherwise service the Trust Student Loans, in violation of the Higher Education Act. Upon delivery of any such notice to the Issuer, the Issuer shall obtain a new servicer as the Successor Servicer under the Servicing Agreement or a new administrator as the Successor Administrator under the Administration Agreement, as the case may be. Any Successor Servicer or Successor Administrator, other than the Indenture Trustee, shall (i) be an established institution (A) that satisfies any requirements of the Higher Education Act applicable to servicers and (B) whose regular business includes the servicing or administration of student loans, as the case may be, and (ii) enter into a servicing agreement or an administration agreement, respectively, with the Issuer having substantially the same provisions as the provisions of the Servicing Agreement and the Administration Agreement, as applicable. If within 30 days after the delivery of the notice referred to above, the Issuer shall not have obtained such a new servicer or new administrator, as the case may be, the Indenture Trustee may appoint, or may petition a court of competent jurisdiction to appoint, a Successor Servicer or Successor Administrator, as applicable; provided, however, that such right to appoint or to petition for the appointment of any such successor shall in no event relieve the Indenture Trustee from any obligations otherwise imposed on it under the Basic Documents until such successor has in fact assumed such appointment. In connection with any such appointment, the Indenture Trustee may make such arrangements for the compensation of such successor as it and such successor shall agree, subject to the limitations set forth below and in the Servicing Agreement or Administration Agreement, as applicable, and in accordance with Section 5.2 of the Servicing Agreement and Section 5.2 of the Administration Agreement, the Issuer shall enter into an agreement with such successor for the servicing or administration of the Trust Student Loans (such agreement to be in form and substance satisfactory to the Indenture Trustee). If the Indenture Trustee shall succeed as provided herein to the Servicer's duties as Servicer with respect to the Trust Student Loans, or the Administrator's duties as Administrator with respect to the Issuer and the Trust Student Loans, as the case may be, it shall do so in its individual capacity and not in its capacity as Indenture Trustee and, accordingly, the provisions of Article VI hereof shall be inapplicable to the Indenture Trustee in its duties as the successor to the Servicer or the Administrator, as the case may be, and the servicing or administration of the Trust Student Loans. In case the Indenture Trustee shall become successor to the Servicer or the Administrator, the Indenture Trustee shall be entitled to appoint as Servicer or as Administrator, as the case may be, any one of its Affiliates, provided that such appointment shall not affect or alter in any way the liability of the Indenture Trustee as Successor Servicer or Successor Administrator, respectively, in accordance with the terms hereof.

(f)   Upon any termination of the Servicer's rights and powers pursuant to the Servicing Agreement, or any termination of the Administrator's rights and powers pursuant to the Administration Agreement, as the case may be, the Issuer shall promptly notify the Indenture Trustee and each Rating Agency then rating the Notes. As soon as a Successor Servicer or a Successor Administrator is appointed, the Issuer shall notify the Indenture Trustee and each Rating Agency then rating the Notes of such appointment, specifying in such notice the name and address of such Successor Servicer or such Successor Administrator.

(g)   [Reserved].

(h)   Without derogating from the absolute nature of the assignment granted to the Indenture Trustee under this Indenture or the rights of the Indenture Trustee hereunder, the Issuer agrees that it will not, without the prior written consent of the Indenture Trustee or the Noteholders of at least a majority in Outstanding Amount of the Notes, amend, modify, supplement, terminate, waive or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the terms of any Collateral or the Basic Documents, except to the extent otherwise provided in the Basic Documents, or waive timely performance or observance by the Servicer, the Administrator, the Depositor, any Excess Distribution Certificateholder, Navient CFC, [Blue Ridge Funding, VL Funding,] the Issuer, the Eligible Lender Trustee or the Owner Trustee under the Basic Documents; provided, however, that no such amendment shall (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, distributions that are required to be made for the benefit of the Noteholders, or (ii) reduce the aforesaid percentage of the Notes which are required to consent to any such amendment, without the consent of the Noteholders of all the Outstanding Notes. If any such amendment, modification, supplement or waiver shall be so consented to by the Indenture Trustee or such Noteholders, the Issuer shall give written notice thereof to each Rating Agency then rating the Notes and agrees, promptly following a request by the Indenture Trustee to do so, to execute and deliver, in its own name and at its own expense, such agreements, instruments, consents and other documents as the Indenture Trustee may deem necessary or appropriate in the circumstances.

(i)   [As promptly as possible upon the occurrence of a Swap Termination Event or an Event of Default under the Swap Agreement, the Issuer shall hire or appoint a broker in order to obtain a Replacement Transaction according to the terms of the related Swap Agreement, and such broker shall accept its appointment by a written assumption in a form acceptable to the Issuer. In connection with any such appointment, the Issuer may make such arrangements for the compensation of such broker as it and such broker shall agree, and the Issuer shall be entitled to reimbursement for such expenses from any Swap Termination Payments received upon the occurrence of any Swap Termination Event or Event of Default under the related Swap Agreement; <u>provided</u>, that any such Swap Termination Payments shall be applied, first, in payment of any upfront payment required to enter into any Replacement Transaction and, second, to the extent of remaining funds available therefor, to the Issuer for any such reimbursement.]

SECTION 3.8 <u>Negative Covenants</u>. So long as any Notes are Outstanding, the Issuer shall not:

(i)   except as expressly permitted by this Indenture or any other Basic Document, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the Issuer, including those included in the Indenture Trust Estate, unless directed to do so by the Indenture Trustee;

(ii)   claim any credit on, or make any deduction from the principal or interest payable in respect of, the Notes (other than amounts properly withheld from such payments under the Code or applicable state law) or assert any claim against any present or former Noteholder by reason of the payment of the taxes levied or assessed upon any part of the Indenture Trust Estate;

(iii)   (A) permit the validity or effectiveness of this Indenture to be impaired, or permit the lien of this Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Notes under this Indenture except as may be expressly permitted hereby, (B) permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of this Indenture) to be created on or extend to or otherwise arise upon or burden the Indenture Trust Estate or any part thereof or any interest therein or the proceeds thereof (other than tax liens and other liens that arise by operation of law, and other than as expressly permitted by the Basic Documents) or (C) permit the lien of this Indenture not to constitute a valid first priority (other than with respect to any such tax or other lien) security interest in the Indenture Trust Estate.

(iv)   [enter into any amendment, modification or supplement to this Indenture or any other Basic Document without the consent of each Swap Counterparty that would materially adversely affect (i) any Swap Counterparty's ability to enforce or protect its rights or remedies under the related Swap Agreement (including any security interest granted to such Swap Counterparty pursuant to this Indenture), (ii) the ability of the Issuer to timely and fully perform its obligations under each Swap Agreement or (iii) any of the Issuer's obligations under each Swap Agreement or any Basic Document (including priority of payments under the Trust Agreement or this Indenture); or][unless an Event of Default under this Indenture shall have occurred and be continuing, designate an "Early Termination Date" (as such term is defined in the related Swap Agreement") under the related Swap Agreement without the consent of the Administrator.]

SECTION 3.9 <u>Annual Statement as to Compliance</u>. The Issuer will deliver to the Indenture Trustee and each Rating Agency then rating the Notes, within 90 days after the end of each fiscal year of the Issuer (commencing with the fiscal year ending December 31, 20[__]), an Officers' Certificate of the Issuer stating that:

(i) a review of the activities of the Issuer during such year and of performance under this Indenture has been made under such Authorized Officers' supervision; and

(ii) to the best of such Authorized Officers' knowledge, based on such review, the Issuer has complied with all conditions and covenants under this Indenture throughout such year, or, if there has been a default in the compliance of any such condition or covenant, specifying each such default known to such Authorized Officers and the nature and status thereof.

SECTION 3.10   Issuer May Consolidate, etc., Only on Certain Terms.

(a) The Issuer shall not consolidate or merge with or into any other Person, unless:

(i) the Person (if other than the Issuer) formed by or surviving such consolidation or merger shall be a Person organized and existing under the laws of the United States of America or any State and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the due and punctual payment of the principal of, and interest, if any, on all Notes and the performance or observance of every agreement and covenant of this Indenture and the other Basic Documents on the part of the Issuer to be performed or observed, all as provided herein;

(ii) immediately after giving effect to such transaction, no Default shall have occurred and be continuing;

(iii) the Rating Agency Condition shall have been satisfied with respect to such transaction;

(iv) the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse federal or Delaware state tax consequence to the Issuer or any Noteholder [or any Swap Counterparty];

(v) any action as is necessary to maintain the lien and security interest created by this Indenture shall have been taken; and

(vi) the Issuer shall have delivered to the Indenture Trustee an Officers' Certificate of the Issuer and an Opinion of Counsel each stating that such consolidation or merger and such supplemental indenture comply with this Article III and that all conditions precedent herein provided for relating to such transaction have been complied with (including any filing required by the Exchange Act).

(b) The Issuer shall not convey or transfer all or substantially all of its properties or assets, including those included in the Indenture Trust Estate, to any Person, unless:

(i)   the Person that acquires by conveyance or transfer the properties and assets of the Issuer the conveyance or transfer of which is hereby restricted shall (A) be a United States citizen or a Person organized and existing under the laws of the United States of America or any State, (B) expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the due and punctual payment of the principal of, and interest, if any, on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuer to be performed or observed, all as provided herein, (C) expressly agree by means of such supplemental indenture that all right, title and interest so conveyed or transferred shall be subject and subordinate to the rights of Noteholders [and each Swap Counterparty], (D) unless otherwise provided in such supplemental indenture, expressly agree to indemnify, defend and hold harmless the Issuer against and from any loss, liability or expense arising under or related to this Indenture and the Notes and (E) expressly agree by means of such supplemental indenture that such Person (or if a group of Persons, then one specified Person) shall make all filings with the Commission (and any other appropriate Person) required by the Exchange Act in connection with the Notes;

(ii)   immediately after giving effect to such transaction, no Default shall have occurred and be continuing;

(iii)   the Rating Agency Condition shall have been satisfied with respect to such transaction;

(iv)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse federal or Delaware state tax consequence to the Issuer or any Noteholder [or any Swap Counterparty];

(v)   any action as is necessary to maintain the lien and security interest created by this Indenture shall have been taken; and

(vi)   the Issuer shall have delivered to the Indenture Trustee an Officers' Certificate of the Issuer and an Opinion of Counsel each stating that such conveyance or transfer and such supplemental indenture comply with this Article III and that all conditions precedent herein provided for relating to such transaction have been complied with (including any filing required by the Exchange Act).

SECTION 3.11 Successor or Transferee. (a) Upon any consolidation or merger of the Issuer in accordance with Section 3.10(a), the Person formed by or surviving such consolidation or merger (if other than the Issuer) shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such Person had been named as the Issuer herein.

(b)   Upon a conveyance or transfer of all the assets and properties of the Issuer pursuant to Section 3.10(b), Navient Student Loan Trust 20[__]-[__] will be released from every covenant and agreement of this Indenture to be observed or performed on the part of the Issuer with respect to the Notes immediately upon the delivery by the Issuer of written notice to the Indenture Trustee stating that Navient Student Loan Trust 20[__]-[__] is to be so released.

SECTION 3.12 No Other Business. The Issuer shall not engage in any business other than financing, purchasing, owning, selling and managing the Trust Student Loans and the other assets of the Issuer and related proceeds thereof, in the manner contemplated by this Indenture and the other Basic Documents and activities incidental thereto.

SECTION 3.13 No Borrowing. The Issuer shall not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the Notes.

SECTION 3.14 Obligations of Servicer and Administrator. The Issuer shall cause the Servicer to comply with Sections 3.1, 3.2 and 3.3 of the Administration Agreement and Section 3.7 of the Servicing Agreement and the Administrator to comply with Sections 2.11, 3.1, 3.2 and 3.3 of the Administration Agreement.

SECTION 3.15 Guarantees, Loans, Advances and Other Liabilities. Except as contemplated by this Indenture and the other Basic Documents, the Issuer shall not make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another's payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person.

SECTION 3.16 Capital Expenditures. The Issuer shall not make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

SECTION 3.17 Restricted Payments. The Issuer shall not, directly or indirectly, (i) pay any dividend or make any distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, to the Eligible Lender Trustee or any owner of a beneficial interest in the Issuer or otherwise with respect to any ownership or equity interest or security in or of the Issuer or to the Servicer or the Administrator, (ii) redeem, purchase, retire or otherwise acquire for value any such ownership or equity interest or security or (iii) set aside or otherwise segregate any amounts for any such purpose; provided, however, that the Issuer may make, or cause to be made, distributions to the Servicer, the Eligible Lender Trustee, the Owner Trustee, the Indenture Trustee, the Noteholders, the Administrator, the Depositor[,] [the RC Certificateholder,] [each Swap Counterparty] and the Excess Distribution Certificateholder as contemplated by, and to the extent funds are available for such purpose under, this Indenture and the other Basic Documents. The Issuer will not, directly or indirectly, make payments to or distributions from the Collection Account or any other Trust Account except in accordance with this Indenture and the other Basic Documents.

SECTION 3.18 Notice of Events of Default. The Issuer shall give the Indenture Trustee[, each Swap Counterparty] and the Rating Agencies then rating the Notes prompt written notice of each Event of Default hereunder and each default on the part of (i) the Depositor of its obligations under the Sale Agreement, (ii) Navient CFC of its obligations under the Navient CFC Purchase Agreement, [(iii) Blue Ridge Funding of its obligations under the

Blue Ridge Funding Purchase Agreement, (iv) VL Funding of its obligations under the VL Funding Purchase Agreement,] (v) the Servicer of its obligations under the Servicing Agreement and (vi) the Administrator of its obligations under the Administration Agreement. In addition, the Issuer shall deliver to the Indenture Trustee[, each Swap Counterparty] and each Rating Agency then rating the Notes, within five days after the occurrence thereof, written notice in the form of an Officers' Certificate of the Issuer of any event which with the giving of notice and the lapse of time would become an Event of Default under Section 5.1(iii), its status and what action the Issuer is taking or proposes to take with respect thereto.

SECTION 3.19   Further Instruments and Acts.   Upon request of the Indenture Trustee, the Issuer will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 3.20   Representations and Warranties.   The Issuer and, with respect to clause (e) only, the Eligible Lender Trustee represent and warrant to the Indenture Trustee that, as of the Closing Date:

(a)   this Indenture creates a valid and continuing security interest (as defined in the applicable UCC) in the Trust Student Loans in favor of the Indenture Trustee, which security interest is prior to all other security interests, liens, charges, claims, offsets, defenses, counterclaims or encumbrances, and is enforceable as such as against creditors of and purchasers from the Issuer and Eligible Lender Trustee;

(b)   the Trust Student Loans constitute "Accounts" within the meaning of the applicable UCC and are within the coverage of Section 432(m)(1)(E) and 439(d)(3) of the Higher Education Act;

(c)   the Issuer has caused or will have caused, within 30 days, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in the Trust Student Loans granted to the Indenture Trustee hereunder;

(d)   the Eligible Lender Trustee owns and has legal title to the Trust Student Loans and the Issuer owns the economic beneficial interest in the Trust Student Loans, which (except for any obligations created pursuant to this Indenture) are free and clear of any Lien, claim or encumbrance of any Person; and

(e)   other than the security interest granted to the Indenture Trustee pursuant to this Agreement, the Eligible Lender Trustee has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any interest in the Trust Student Loans. Neither the Eligible Lender Trustee nor the Issuer has authorized the filing of and is not aware of any financing statements against the Issuer or the Eligible Lender Trustee that include a description of collateral covering the Trust Student Loans other than any financing statements relating to the beneficial interest of the Issuer and the security interest granted to the Indenture Trustee hereunder other than any financing statement that has been terminated. The Issuer is not aware of any judgment or tax lien filings against the Issuer.

ARTICLE IV

Satisfaction and Discharge

SECTION 4.1 <u>Satisfaction and Discharge of Indenture</u>. This Indenture shall cease to be of further effect with respect to the Notes except as to (i) rights of registration of transfer and exchange, (ii) substitution of mutilated, destroyed, lost or stolen Notes, (iii) rights of the Noteholders to receive payments of principal thereof and interest thereon [and the rights of each Swap Counterparty to receive amounts due to it under the related Swap Agreement], (iv) Sections 3.3, 3.4, 3.5, 3.8, 3.10, 3.12 and 3.13, (v) the rights, obligations and immunities of the Indenture Trustee hereunder (including, without limitation, the rights of the Indenture Trustee under Section 6.7 and the obligations of the Indenture Trustee under Section 4.2) and (vi) the rights of the Noteholders [and each Swap Counterparty] as beneficiaries hereof with respect to the property so deposited with the Indenture Trustee payable to all or any of them, and the Indenture Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Notes, when [all amounts due and payable to each Swap Counterparty under the related Swap Agreement have been paid and]:

(a)   either

(1)   all Notes theretofore authenticated and delivered (other than (i) Notes that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 2.5 and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 3.3) have been delivered to the Indenture Trustee for cancellation; or

(2)   all Notes not theretofore delivered to the Indenture Trustee for cancellation:

(i) have become due and payable,

(ii) will become due and payable at their respective Note Final Maturity Date, within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Indenture Trustee for the giving of notice of redemption by the Indenture Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be irrevocably deposited with the Indenture Trustee cash or direct obligations of or obligations guaranteed by the United States of America (which will mature prior to the date such amounts are payable), in trust for such purpose, in an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Indenture Trustee for cancellation when due to the related Note Final Maturity Date;

(b)   the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer; and

(c)   the Issuer has delivered to the Indenture Trustee an Officers' Certificate of the Issuer, an Opinion of Counsel and (if required by the TIA or the Indenture Trustee) an Independent Certificate from a firm of certified public accountants, each meeting the applicable requirements of Section 11.1(a) and, subject to Section 11.2, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

SECTION 4.2 Application of Trust Money. All moneys deposited with the Indenture Trustee pursuant to Section 4.1 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent, as the Indenture Trustee may determine, to the Noteholders of the particular Notes [or any Swap Counterparty pursuant to the related Swap Agreement, as applicable,] for the payment or redemption of which such moneys have been deposited with the Indenture Trustee, of all sums due and to become due thereon for principal and interest; but such moneys need not be segregated from other funds except to the extent required herein or in the Administration Agreement or required by law.

SECTION 4.3 Repayment of Moneys Held by Paying Agent. In connection with the satisfaction and discharge of this Indenture with respect to the Notes, all moneys then held by any Paying Agent other than the Indenture Trustee under the provisions of this Indenture with respect to such Notes shall, upon demand of the Issuer, be paid to the Indenture Trustee to be held and applied according to Section 3.3 and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

SECTION 4.4 Auction of Trust Student Loans. On the date (the "Trust Auction Date") that is three Business Days prior to the Distribution Date immediately following the end of the first Collection Period when the Pool Balance is equal to 10% or less of the Initial Pool Balance, any Trust Student Loans remaining in the Trust may, and at the written direction of either the Administrator or Noteholders of at least a majority of the Outstanding Amount of all of the Notes shall, be offered for sale by the Indenture Trustee unless the Servicer has exercised its option to purchase the Trust Estate as described in Section 6.1(a) of the Administration Agreement with respect to such Distribution Date. The Servicer will be deemed to have waived such option if it fails to notify the Eligible Lender Trustee, the Owner Trustee and the Indenture Trustee of its exercise thereof in writing prior to the Indenture Trustee's acceptance of a bid to purchase such Trust Student Loans; provided, however, that there shall be no such offer for sale if the Indenture Trustee fails to provide notice to the Servicer in accordance with this Section 4.4. The Indenture Trustee shall provide written notice to the Servicer of any such offer for sale at least five (5) Business Days in advance of the Trust Auction Date. The Indenture Trustee shall permit the Depositor or any of its Affiliates, including Navient CFC, [Blue Ridge Funding, VL Funding] and the Servicer, to offer bids only if the Pool Balance as of the applicable Trust Auction Date is equal to 10% or less of the Initial Pool Balance, and such bid does not exceed the fair market value of the Trust Student Loans as of the Trust Auction Date. If the auction is conducted and at least two bids are received, the Indenture Trustee shall solicit and resolicit new bids from all participating bidders until only one bid remains or the remaining bidders decline to resubmit bids. The Indenture Trustee shall accept the highest remaining bid if it is equal to or in excess of both (i) the Minimum Purchase Amount (plus any amounts owed to the Servicer for any Carryover Servicing Fees of which the Servicer has advised the

Indenture Trustee in writing) and (ii) the fair market value of such Trust Student Loans as of the end of the Collection Period immediately preceding the Trust Auction Date. If at least two bids are not received or the highest bid after the resolicitation process is completed is not equal to or in excess of the higher of (i) the Minimum Purchase Amount (plus any amounts owed to the Servicer for any Carryover Servicing Fees of which the Servicer has advised the Indenture Trustee in writing) and (ii) the fair market value of the Trust Student Loans, the Indenture Trustee shall not consummate such sale. The Indenture Trustee may consult, and, at the direction (and at the sole cost and expense) of the Administrator, shall consult, with a financial advisor, including an Underwriter of the Notes or the Administrator, to determine if the fair market value of the Trust Student Loans has been offered. The proceeds of any such sale will be paid at the time set forth in Section 2.6 of the Administration Agreement and applied in the order of priority set forth in Section 5.4(b). If the sale is not consummated in accordance with the foregoing, the Indenture Trustee may, and at the written direction of either the Administrator or Noteholders of at least a majority of the Outstanding Amount of the Notes shall, solicit bids for sale of the Trust Student Loans with respect to future Distribution Dates upon terms similar to those described above, including the Servicer's waiver of its option to purchase the Trust Estate in accordance with Section 6.1(a) of the Administration Agreement with respect to each such future Distribution Date.

ARTICLE V

Remedies

SECTION 5.1 Events of Default. "Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(i) default in the payment of any interest on any Note when the same becomes due and payable, and such default shall continue for a period of five Business Days; provided that, for the avoidance of doubt, failure to pay interest on the Class B Notes due to insufficient Available Funds shall not be an Event of Default so long as the Class A Notes are then Outstanding; or

(ii) default in the payment of the principal of any Note when the same becomes due and payable on the related Note Final Maturity Date; or

(iii) default in the observance or performance of any covenant or agreement of the Issuer made in this Indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere in this Section specifically dealt with), or any representation or warranty of the Issuer made in this Indenture or in any certificate or other writing having been incorrect in any material respect as of the time when made, such default or breach having a material adverse effect on the holders of the Notes, and such default or breach shall continue or not be cured, or the circumstance or condition in respect of which such representation or warranty was incorrect shall not have been eliminated or otherwise cured, for a period of 30 days after there shall have been given, by registered or certified mail, to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Noteholders of at least 25% of the Outstanding Amount of the Notes, a written notice specifying such default or incorrect representation or warranty and requiring it to be remedied and stating that such notice is a notice of Default hereunder; or

(iv)   the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of the Issuer or any substantial part of the Indenture Trust Estate in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or for any substantial part of the Indenture Trust Estate, or ordering the winding-up or liquidation of the Issuer's affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(v)   the commencement by the Issuer of a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by the Issuer to the entry of an order for relief in an involuntary case under any such law, or the consent by the Issuer to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or for any substantial part of the Indenture Trust Estate, or the making by the Issuer of any general assignment for the benefit of creditors, or the failure by the Issuer generally to pay its debts as such debts become due, or the taking of action by the Issuer in furtherance of any of the foregoing.

SECTION 5.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default should occur and be continuing, then and in every such case the Indenture Trustee or the Noteholders representing at least a majority of the Outstanding Amount of the Notes may declare all the Notes to be immediately due and payable, by a notice in writing to the Issuer (and to the Indenture Trustee if given by Noteholders), and upon any such declaration the unpaid principal amount of such Notes, together with accrued and unpaid interest thereon through the date of acceleration, shall become immediately due and payable, subject, however, to Section 5.4 of this Indenture.

At any time after such declaration of acceleration of maturity has been made and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter in this Article V provided, the Noteholders of Notes representing at least a majority of the Outstanding Amount of the Notes, by written notice to the Issuer and the Indenture Trustee, may rescind and annul such declaration and its consequences if:

(i)   the Issuer has paid or deposited with the Indenture Trustee a sum sufficient to pay:

(a)   all payments of principal of and interest on all Notes and all other amounts that would then be due hereunder or upon such Notes if the Event of Default giving rise to such acceleration had not occurred; and

(b)   all sums paid or advanced by the Indenture Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel; and

(ii)   all Events of Default, other than the nonpayment of the principal of the Notes that has become due solely by such acceleration, have been cured or waived as provided in Section 5.12.

No such rescission shall affect any subsequent default or impair any right consequent thereto.

SECTION 5.3 <u>Collection of Indebtedness and Suits for Enforcement by Indenture Trustee</u>. The Issuer covenants that if (i) Default is made in the payment of any interest on any Note when the same becomes due and payable, and such Default continues for a period of five days, or (ii) Default is made in the payment of the principal of any Note when the same becomes due and payable at the related Note Final Maturity Date, the Issuer shall, upon demand of the Indenture Trustee, pay to it, for the benefit of the Noteholders, the whole amount then due and payable on such Notes for principal and interest, with interest upon the overdue principal, and, to the extent payment at such rate of interest shall be legally enforceable, upon overdue installments of interest, at the rate specified in Section 2.7 and in addition thereto such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel.

(a)   In case the Issuer shall fail forthwith to pay such amounts upon such demand, the Indenture Trustee, in its own name and as trustee of an express trust, may institute a Proceeding for the collection of the sums so due and unpaid, and may prosecute such Proceeding to judgment or final decree, and may enforce the same against the Issuer or other obligor upon such Notes and collect in the manner provided by law out of the property of the Issuer or other obligor upon such Notes, wherever situated, the moneys adjudged or decreed to be payable.

(b)   If an Event of Default occurs and is continuing, the Indenture Trustee may, as more particularly provided in Section 5.4, in its discretion, proceed to protect and enforce its rights and the rights of the Noteholders [and each Swap Counterparty] by such appropriate Proceedings as the Indenture Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy or legal or equitable right vested in the Indenture Trustee by this Indenture or by law.

(c)   In case there shall be pending, relative to the Issuer or any other obligor upon the Notes or any Person having or claiming an ownership interest in the Indenture Trust Estate, Proceedings under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or other similar law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Issuer or its property or such other obligor or Person, or in case of any other, comparable judicial Proceedings relative to the Issuer or other obligor upon the Notes, or to the creditors or property of the Issuer or such other obligor, the Indenture

Trustee, irrespective of whether the principal of any Notes shall then be due and payable, as therein expressed or by declaration or otherwise and irrespective of whether the Indenture Trustee shall have made any demand pursuant to the provisions of this Section, shall be entitled and empowered, by intervention in such proceedings or otherwise:

(i)   to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee (including any claim for reasonable compensation to the Indenture Trustee and each predecessor Indenture Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Indenture Trustee and each predecessor Indenture Trustee, except as a result of negligence or bad faith) and of the Noteholders allowed in such Proceedings;

(ii)   unless prohibited by applicable law and regulations, to vote on behalf of the Noteholders [(and, if applicable, each Swap Counterparty)] in any election of a trustee, a standby trustee or Person performing similar functions in any such Proceedings;

(iii)   to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute all amounts received with respect to the claims of the Noteholders[, each Swap Counterparty] and the Indenture Trustee on their behalf; and

(iv)   to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee[, each Swap Counterparty] or the Noteholders allowed in any judicial Proceedings relative to the Issuer, its creditors and its property;

and any trustee, receiver, liquidator, custodian or other similar official in any such Proceeding is hereby authorized by the Noteholders [and each Swap Counterparty] to make payments to the Indenture Trustee, and, in the event that the Indenture Trustee shall consent to the making of payments directly to such Noteholders [and each Swap Counterparty] to pay to the Indenture Trustee such amounts as shall be sufficient to cover reasonable compensation to the Indenture Trustee, each predecessor Indenture Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Indenture Trustee and each predecessor Indenture Trustee except as a result of negligence or bad faith.

(d)   Nothing herein contained shall be deemed to authorize the Indenture Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Noteholder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Noteholder thereof or to authorize the Indenture Trustee to vote in respect of the claim of any Noteholder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar Person.

(e)   All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Indenture Trustee without the possession of any of the Notes or the production thereof in any trial or other Proceedings relative thereto, and any such action or Proceedings instituted by the Indenture Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Indenture Trustee, each predecessor Indenture Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Noteholders [and each Swap Counterparty].

(f)   In any Proceedings brought by the Indenture Trustee (and also any Proceedings involving the interpretation of any provision of this Indenture to which the Indenture Trustee shall be a party), the Indenture Trustee shall be held to represent all the Noteholders [and each Swap Counterparty], and it shall not be necessary to make any Noteholder [nor any Swap Counterparty] a party to any such Proceedings.

SECTION 5.4 <u>Remedies; Priorities</u>. If an Event of Default shall have occurred and be continuing, the Indenture Trustee may, or, upon the written instruction of the Noteholders of 100% of the Outstanding Amount of the Notes, shall, do one or more of the following (subject to Section 5.5):

(a)   (i)   institute Proceedings in its own name and as trustee of an express trust for the collection of all amounts then payable on the Notes or under this Indenture with respect thereto, whether by declaration or otherwise, enforce any judgment obtained, and collect from the Issuer and any other obligor upon such Notes moneys adjudged due;

(ii)   institute Proceedings from time to time for the complete or partial foreclosure of this Indenture, with respect to the Indenture Trust Estate;

(iii)   exercise any remedies of a secured party under the UCC with respect to the Trust Estate and take any other appropriate action to protect and enforce the rights and remedies of the Indenture Trustee[, each Swap Counterparty] and the Noteholders;

(iv)   sell the Indenture Trust Estate or any portion thereof or rights or interest therein, at one or more public or private sales called and conducted in any manner permitted by law; and/or

(v)   elect to have the Eligible Lender Trustee maintain ownership of the Trust Student Loans and continue to apply collections with respect to the Trust Student Loans as if there had been no declaration of acceleration;

<u>provided</u>, <u>however</u>, that the Indenture Trustee may not sell or otherwise liquidate the Indenture Trust Estate following an Event of Default, other than an Event of Default described in Section 5.1(i) or (ii) with respect to the Class A Notes, unless (A) the Noteholders of 100% of the Outstanding Amount of the Class A Notes consent thereto, (B) the proceeds of such sale or liquidation distributable to the Class A Noteholders are sufficient to discharge in full all amounts then due and unpaid upon such Class A Notes for principal and interest or (C) the Indenture Trustee determines that the Indenture Trust Estate will not continue to provide sufficient funds for the payment of principal of and interest on the Class A Notes as would have become due if the Class A Notes had not been declared due and payable, and the Indenture Trustee obtains the consent of Noteholders of 66 2/3% of the Outstanding Amount of the Class A Notes; <u>provided</u>, <u>further</u>, that the Indenture Trustee may not sell or otherwise liquidate the Indenture Trust Estate following an Event of Default, other than an Event of Default described in Section 5.1(i) or (ii)

with respect to the Class A Notes, unless (D) the proceeds of such sale or liquidation distributable to the Class B Noteholders plus the proceeds of the sale or liquidation of the Trust Estate distributable to the Class B Noteholders are sufficient to pay to the Class B Noteholders the Outstanding Amount of the Class B Notes plus accrued and unpaid interest thereon or (E) if the proceeds of such sale or liquidation distributable to the Class B Noteholders plus the proceeds of the sale or liquidation of the Trust Estate distributable to the Class B Noteholders would not be sufficient to pay to the Class B Noteholders the Outstanding Amount plus accrued and unpaid interest thereon, the Class B Noteholders of at least a majority of the Outstanding Amount of the Class B Notes consent thereto. In determining such sufficiency or insufficiency with respect to clauses (B), (C), (D) and (E), the Indenture Trustee may, but need not, obtain and rely upon an opinion of an Independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and as to the sufficiency of the Indenture Trust Estate and/or Trust Estate, as applicable, for such purpose.

(b)   Notwithstanding the provisions of Section 2.8 of the Administration Agreement, following the occurrence and during the continuation of an Event of Default which has resulted in an acceleration of the Notes, if the Indenture Trustee collects any money or property, it shall pay out, on each Distribution Date, the money or property (and other amounts including amounts, if any, held on deposit in each of the Trust Accounts) held as Collateral for the benefit of the Noteholders, net of liquidation costs associated with the sale of the assets of the Trust, in the following order: **[EACH INDENTURE WILL SPECIFY THAT TRUST'S PARTICULAR EVENT OF DEFAULT CASH FLOW PRIORITIES]**

FIRST: pro rata, to the Indenture Trustee, for annual fees and any other amounts due and owing under Section 6.7, to the Asset Representation Reviewer for any and all amounts due and owing under the Asset Representations Review Agreement, and to the Eligible Lender Trustee and the Owner Trustee, for annual fees and any other amounts due and owing under Sections 8.1 and 8.3 of the Trust Agreement (but, in each case, only to the extent not paid by the Administrator or the Depositor), in each case without regard to the Annual Trustee Expense Cap, but, with respect to payments to the Asset Representations Reviewer, subject to the Annual ARR Fee Cap;

SECOND: to the Servicer for due and unpaid Primary Servicing Fees;

THIRD: to the Administrator, any due and unpaid Administration Fees;

FOURTH: [pro rata, based on the aggregate principal balance of the Class A Notes and the amount of any Swap Termination Payments due and payable by the Issuer to a Swap Counterparty under this fifth clause;]

(A) to the Class A Noteholders, the Class A Noteholders' Interest Distribution Amount, pro rata, based on the amounts payable as Class A Noteholders' Interest Distribution Amount;

[(B) to each Swap Counterparty, the amount of any Swap Termination Payments due to such Swap Counterparty under the related Swap Agreement due to (i) a Swap Termination Event or Event of Default (as defined in the related Swap

Agreement) where the Issuer is the sole affected party or defaulting party, respectively, or (ii) a "Tax Event" or "Illegality" (each as defined in the related Swap Agreement), irrespective of which party is the affected party; provided, that if any amounts allocable to the Notes are not needed to pay the Class A Noteholders' Interest Distribution Amount and Class B Noteholders' Interest Distribution Amount as of such Distribution Date, such amounts shall be applied to pay the portion, if any, of any Swap Termination Payments referred to above remaining unpaid; and

[(C) to each Swap Counterparty, any Swap Payment payable to such Swap Counterparty under the related Swap Agreement for such Distribution Date;]

FIFTH: to the Class A Noteholders, pro rata, an amount sufficient to reduce the Outstanding Amount of each class of the Class A Notes to zero;

SIXTH: to the Class B Noteholders, the Class B Noteholders' Interest Distribution Amount;

SEVENTH: to the Class B Noteholders an amount sufficient to reduce the Outstanding Amount of the Class B Notes to zero;

EIGHTH: first, to the Servicer, for any unpaid Carryover Servicing Fees, and second, to the Asset Representations Reviewer, any and all amounts due and owing under the Asset Representations Review Agreement not payable in the FIRST payment above due to the Annual ARR Fee Cap; [and]

NINTH: [to a Swap Counterparty, the amount of any Swap Termination Payments owed by the Issuer to such Swap Counterparty under the related Swap Agreement and not payable in the FOURTH clause above;] [and]

[TENTH: to the RC certificateholder, unless the RC Principal Balance is then equal to zero, to the RC Certificateholder, until the then outstanding RC Principal Balance has been reduced to zero, any remaining amounts after application of the preceding clauses; and]

ELEVENTH: to the Excess Distribution Certificateholder, any remaining funds after application of the preceding clauses.

Following liquidation of the Indenture Trust Estate in accordance with Section 5.4(a) above, the Indenture Trustee may fix a record date and payment date for any payment to Noteholders pursuant to this subsection (b). At least 15 days before such record date, the Indenture Trustee shall mail to each Noteholder and the Issuer a notice that states the record date, the payment date and the amount to be paid.

(c)   [Reserved].

SECTION 5.5 Optional Preservation of the Trust Student Loans. If the Notes have been declared to be due and payable under Section 5.2 following an Event of Default and such declaration and its consequences have not been rescinded and annulled, the Indenture

Trustee may, but need not, elect to maintain possession of the Indenture Trust Estate. It is the desire of the parties hereto and the Noteholders that there be at all times sufficient funds for the payment of principal of and interest on the Notes, and the Indenture Trustee shall take such desire into account when determining whether or not to maintain possession of the Indenture Trust Estate. In determining whether to maintain possession of the Indenture Trust Estate, the Indenture Trustee may, but need not, obtain and rely upon an opinion of an Independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and as to the sufficiency of the Indenture Trust Estate for such purpose.

SECTION 5.6 Limitation of Suits. No Noteholder shall have any right to institute any Proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(i)   such Noteholder has previously given written notice to the Indenture Trustee of a continuing Event of Default;

(ii)   the Noteholders of not less than 25% of the Outstanding Amount of the Notes have made written request to the Indenture Trustee to institute such Proceeding in respect of such Event of Default in its own name as Indenture Trustee hereunder;

(iii)   such Noteholder or Noteholders have offered to the Indenture Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in complying with such request;

(iv)   the Indenture Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such Proceeding; and

(v)   no direction inconsistent with such written request has been given to the Indenture Trustee during such 60-day period by the Noteholders of at least a majority of the Outstanding Amount of the Notes;

it being understood and intended that no one or more Noteholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Noteholders or to obtain or to seek to obtain priority or preference over any other Noteholders or to enforce any right under this Indenture, except in the manner herein provided.

In the event the Indenture Trustee shall receive conflicting or inconsistent requests and indemnity from two or more groups of Noteholders, each representing less than a majority of the Outstanding Amount of the Notes, the Indenture Trustee in its sole discretion may determine what action, if any, shall be taken, notwithstanding any other provisions of this Indenture.

SECTION 5.7 Unconditional Rights of Noteholders to Receive Principal and Interest. Notwithstanding any other provisions in this Indenture, each Noteholder shall have the right, which is absolute and unconditional, to receive payment of the principal of and interest on its Note on or after the respective due dates thereof expressed in such Note or in this Indenture (or, in the case of redemption, on or after the Redemption Date) and to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of such Noteholder.

SECTION 5.8 Restoration of Rights and Remedies. If the Indenture Trustee or any Noteholder has instituted any Proceeding to enforce any right or remedy under this Indenture and such Proceeding has been discontinued or abandoned for any reason or has been determined adversely to the Indenture Trustee or to such Noteholder, then and in every such case the Issuer, the Indenture Trustee and the Noteholders shall, subject to any determination in such Proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Indenture Trustee and the Noteholders shall continue as though no such Proceeding had been instituted.

SECTION 5.9 Rights and Remedies Cumulative. No right or remedy herein conferred upon or reserved to the Indenture Trustee[, each Swap Counterparty] or to the Noteholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 5.10 Delay or Omission Not a Waiver. No delay or omission of the Indenture Trustee[, any Swap Counterparty] or any Noteholder to exercise any right or remedy accruing upon any Default shall impair any such right or remedy or constitute a waiver of any such Default or an acquiescence therein. Every right and remedy given by this Article V or by law to the Indenture Trustee[, each Swap Counterparty] or to the Noteholders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee[, any Swap Counterparty] or by the Noteholders, as the case may be.

SECTION 5.11 Control by Noteholders. The Noteholders of at least a majority of the Outstanding Amount of the Notes shall have the right to direct the time, method and place of conducting any Proceeding for any remedy available to the Indenture Trustee with respect to the Notes or exercising any trust or power conferred on the Indenture Trustee; provided that

(i) such direction shall not be in conflict with any rule of law or with this Indenture;

(ii) subject to the express terms of Section 5.4, any direction to the Indenture Trustee to sell or liquidate the Indenture Trust Estate shall be by the Noteholders of not less than 100% of the Outstanding Amount of the Notes;

(iii) if the conditions set forth in Section 5.5 have been satisfied and the Indenture Trustee elects to retain the Indenture Trust Estate pursuant to such Section, then any direction to the Indenture Trustee by Noteholders of less than 100% of the Outstanding Amount of the Notes to sell or liquidate the Indenture Trust Estate shall be of no force and effect; and

(iv) the Indenture Trustee may take any other action deemed proper by the Indenture Trustee that is not inconsistent with such direction;

provided, <u>however</u>, that, subject to Section 6.1, the Indenture Trustee need not take any action that it determines might involve it in liability or might materially adversely affect the rights of any Noteholders not consenting to such action.

SECTION 5.12 <u>Waiver of Past Defaults</u>. Prior to the time a judgment or decree for payment of money due has been obtained, as described in Section 5.2, the Noteholders of at least a majority of the Outstanding Amount of the Notes may waive any past Default and its consequences except a Default (a) in payment when due of principal of or interest on any of the Notes or (b) in respect of a covenant or provision hereof which cannot be modified or amended without the consent of each Noteholder. In the case of any such waiver, the Issuer, the Indenture Trustee and the Noteholders shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereto.

Upon any such waiver, such Default shall cease to exist and be deemed to have been cured and not to have occurred for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereto.

SECTION 5.13 <u>Undertaking for Costs</u>. All parties to this Indenture agree, and each Noteholder by such Noteholder's acceptance of any Note shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Indenture Trustee for any action taken, suffered or omitted by it as Indenture Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to (a) any suit instituted by the Indenture Trustee, (b) any suit instituted by any Noteholder, or group of Noteholders, in each case holding in the aggregate more than 10% of the Outstanding Amount of the Notes or (c) any suit instituted by any Noteholder for the enforcement of the payment of principal of or interest on any Note on or after the respective due dates expressed in such Note and in this Indenture (or, in the case of redemption, on or after the Redemption Date).

SECTION 5.14 <u>Waiver of Stay or Extension Laws</u>. The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead or in any manner whatsoever, claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Indenture Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 5.15 <u>Action on Notes</u>. The Indenture Trustee's right to seek and recover judgment on the Notes or under this Indenture shall not be affected by the seeking, obtaining or application of any other relief under or with respect to this Indenture. Neither the lien of this Indenture nor any rights or remedies of the Indenture Trustee or the Noteholders shall be impaired by the recovery of any judgment by the Indenture Trustee against the Issuer or by the levy of any execution under such judgment upon any portion of the Indenture Trust Estate or upon any of the assets of the Issuer. Any money or property collected by the Indenture Trustee shall be applied in accordance with Section 5.4(b).

SECTION 5.16 Performance and Enforcement of Certain Obligations.

(a)   Promptly following a request from the Indenture Trustee to do so and at the Administrator's expense, the Issuer shall take all such lawful action as the Indenture Trustee may request to compel or secure the performance and observance by the Depositor, Navient CFC, [Blue Ridge Funding, VL Funding,] the Administrator and the Servicer, as applicable, of each of their respective obligations to the Issuer, whether directly or by assignment, under or in connection with the Sale Agreement, the Navient CFC Purchase Agreement, [the Blue Ridge Funding Purchase Agreement, the VL Funding Purchase Agreement,] the Administration Agreement, the Servicing Agreement and [the Subservicing Agreement], as the case may be, in accordance with the terms thereof, and to exercise any and all rights, remedies, powers and privileges lawfully available to the Issuer under or in connection with the Sale Agreement, the Navient CFC Purchase Agreement, [the Blue Ridge Funding Purchase Agreement, the VL Funding Purchase Agreement,] the Administration Agreement, the Servicing Agreement and [the Subservicing Agreement], as the case may be, to the extent and in the manner directed by the Indenture Trustee, including the transmission of notices of default on the part of the Depositor, Navient CFC, [Blue Ridge Funding, VL Funding,] the Administrator or the Servicer thereunder and the institution of legal or administrative actions or proceedings to compel or secure performance by the Depositor, Navient CFC, [Blue Ridge Funding, VL Funding,] the Administrator or the Servicer of each of their obligations under the Sale Agreement, the Navient CFC Purchase Agreement, [the Blue Ridge Funding Purchase Agreement, the VL Funding Purchase Agreement,] the Administration Agreement, the Servicing Agreement and [the Subservicing Agreement], as the case may be.

(b)   If an Event of Default has occurred and is continuing, the Indenture Trustee may, and at the written direction of the Noteholders of 66 2/3% of the Outstanding Amount of the Notes shall, exercise all rights, remedies, powers, privileges and claims of the Issuer against the Depositor, Navient CFC, [Blue Ridge Funding, VL Funding,] the Administrator or the Servicer under or in connection with the Sale Agreement, the Navient CFC Purchase Agreement, [the Blue Ridge Funding Purchase Agreement, the VL Funding Purchase Agreement,] the Administration Agreement and the Servicing Agreement, as the case may be, including the right or power to take any action to compel or secure performance or observance by the Depositor, Navient CFC, [Blue Ridge Funding, VL Funding,] the Administrator or the Servicer of each of their obligations to the Issuer thereunder, whether directly or by assignment, and to give any consent, request, notice, direction, approval, extension or waiver under the Sale Agreement, the Navient CFC Purchase Agreement, [the Blue Ridge Funding Purchase Agreement, the VL Funding Purchase Agreement,] the Administration Agreement and the Servicing Agreement, as the case may be, and any right of the Issuer to take such action shall be suspended.

ARTICLE VI

The Indenture Trustee

SECTION 6.1 <u>Duties of Indenture Trustee</u>. (a) If an Event of Default has occurred and is continuing, the Indenture Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b) Except during the continuance of an Event of Default:

(i) the Indenture Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Indenture Trustee; and

(ii) in the absence of bad faith on its part, the Indenture Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Indenture Trustee and conforming to the requirements of this Indenture; <u>provided</u>, <u>however</u>, that the Indenture Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Indenture Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i) this paragraph (c) does not limit the effect of paragraph (b) of this Section;

(ii) the Indenture Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer unless it is proved that the Indenture Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Indenture Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction of the Noteholders received by it pursuant to Section 5.11.

(d) The Indenture Trustee shall not be liable for interest on any money received by it except as the Indenture Trustee may agree in writing with the Issuer.

(e) Money held in trust by the Indenture Trustee need not be segregated from other funds except to the extent required by law or the terms of this Indenture or the other Basic Documents.

(f) No provision of this Indenture shall require the Indenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayments of such funds or adequate indemnity satisfactory to it against any loss, liability or expense is not reasonably assured to it.

(g)   Except as expressly provided in the Basic Documents, the Indenture Trustee shall have no obligation to administer, service or collect the Trust Student Loans or to maintain, monitor or otherwise supervise the administration, servicing or collection of the Trust Student Loans.

(h)   In the event that the Indenture Trustee is the Paying Agent or the Note Registrar, the rights and protections afforded to the Indenture Trustee pursuant to this Indenture shall also be afforded to the Indenture Trustee in its capacity as Paying Agent or Note Registrar.

(i)   Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Indenture Trustee shall be subject to the provisions of this Section and to the provisions of the TIA.

(j)   For so long as reports are required to be filed with the Commission under the Exchange Act with respect to the Issuer, on or before March [__] of each calendar year, commencing in 20[__], the Indenture Trustee shall deliver to the Issuer and the Administrator a report (in form and substance reasonably satisfactory to the Administrator, acting on behalf of the Issuer) regarding the Indenture Trustee's assessment of compliance with the Applicable Servicing Criteria during the immediately preceding calendar year, as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Issuer and signed by a Responsible Officer of the Indenture Trustee, and shall address the Applicable Servicing Criteria specified on a certification substantially in the form of Exhibit C attached hereto.

SECTION 6.2   <u>Rights of Indenture Trustee</u>. (a) The Indenture Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Indenture Trustee need not investigate any fact or matter stated in such document.

(b)   Before the Indenture Trustee acts or refrains from acting, it may require and shall be entitled to receive an Officers' Certificate of the Issuer and/or an Opinion of Counsel. The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel.

(c)   The Indenture Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys or a custodian or nominee (each, an "Agent Party"), provided that the Indenture Trustee shall be responsible for any misconduct or negligence on the part of, or for the supervision of, any such Agent Party appointed with due care by it hereunder and shall remain so responsible until such time as (i) the Indenture Trustee shall have received the written consent of each Rating Agency then rating the Notes with respect to the appointment of any such Agent Party prior to the occurrence of an Event of Default under Section 5.1, or (ii) the occurrence of an Event of Default (other than the occurrence of an Event of Default under Section 5.1(iii) which has not resulted in an acceleration of the maturity of the Notes), at which time the Indenture Trustee shall not be responsible for any misconduct or negligence on the part of, or for the supervision of, any such Agent Party appointed with due care by it hereunder. The Indenture Trustee shall provide prompt notice to the Rating Agencies of the appointment of any Agent Party pursuant to this Section 6.2(c) after the occurrence of any Event of Default under Section 5.1.

(d)   The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Indenture Trustee's conduct does not constitute willful misconduct, negligence or bad faith.

(e)   The Indenture Trustee may consult with counsel, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)   Notwithstanding anything in this Indenture or any related documents to the contrary, in no event shall the Indenture Trustee or any of its directors, officers, agents or employees be liable under this Indenture or any related documents for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Indenture Trustee or any of its directors, officers, agents or employees has been advised of the likelihood of such loss or damage and regardless of the form of action.

SECTION 6.3   Individual Rights of Indenture Trustee. The Indenture Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Indenture Trustee. Any Paying Agent, Note Registrar, co-registrar or co-paying agent may do the same with like rights. However, the Indenture Trustee must comply with Sections 6.11 and 6.12.

SECTION 6.4   Indenture Trustee's Disclaimer. The Indenture Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuer's use of the proceeds from the Notes, and it shall not be responsible for any statement of the Issuer in the Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Indenture Trustee's certificate of authentication.

SECTION 6.5   Notice of Defaults. If a Default occurs and is continuing and if it is either actually known or written notice of the existence thereof has been delivered to a Responsible Officer of the Indenture Trustee, the Indenture Trustee shall mail notice of the Default to each Noteholder [and each Swap Counterparty] within 90 days and to each Rating Agency then rating the Notes as soon as practicable within 30 days after it occurs. Except in the case of a Default in payment of principal of or interest on any Note (including payments pursuant to the mandatory redemption provisions of such Note), the Indenture Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Noteholders [and each Swap Counterparty]. Except as provided in the first sentence of this Section 6.5, in no event shall the Indenture Trustee be deemed to have knowledge of a Default or an Event of Default.

SECTION 6.6 Reports by Indenture Trustee to Noteholders. The Indenture Trustee shall deliver to each Noteholder (and to each Person who was a Noteholder at any time during the applicable calendar year) such information as may be required to enable such holder to prepare its federal and state income tax returns. Within 60 days after each December 31 beginning with the December 31 following the date of this Indenture, the Indenture Trustee shall mail to each Noteholder a brief report as of such December 31 that complies with TIA § 313(a) if required by said section. The Indenture Trustee shall also comply with TIA § 313(b). A copy of each such report required pursuant to TIA § 313(a) or (b) shall, at the time of such transaction to Noteholders, be filed by the Indenture Trustee with the Commission and with each securities exchange, if any, upon which the Notes are listed, provided that the Issuer has previously notified the Indenture Trustee of such listing.

SECTION 6.7 Compensation and Indemnity. The Issuer shall cause the Depositor to pay to the Indenture Trustee reasonable compensation for its services in accordance with a separate agreement between the Depositor and the Indenture Trustee and shall cause the Depositor to reimburse the Indenture Trustee for all reasonable out-of-pocket expenses incurred or made by it as provided in such separate agreement. The Indenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall cause the Administrator to indemnify the Indenture Trustee and its directors, officers, employees and agents against any and all loss, liability or expense (including attorneys' fees) incurred by it in connection with the administration of this trust and the performance of its duties hereunder and under the other Basic Documents. The Indenture Trustee shall notify the Issuer and the Administrator promptly of any claim for which it may seek indemnity. Failure by the Indenture Trustee to so notify the Issuer and the Administrator shall not relieve the Issuer or the Administrator of its obligations hereunder and under the other Basic Documents. The Issuer shall cause the Administrator to defend the claim and the Administrator shall not be liable for the legal fees and expenses of the Indenture Trustee after it has assumed such defense; provided, however, that, in the event that there may be a conflict between the positions of the Indenture Trustee and the Administrator in conducting the defense of such claim, the Indenture Trustee shall be entitled to separate counsel acceptable to it in its sole discretion the reasonable fees and expenses of which shall be paid by the Administrator on behalf of the Issuer. Neither the Issuer nor the Administrator need reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee's own willful misconduct, negligence or bad faith.

The Issuer's payment obligations to the Indenture Trustee pursuant to this Section shall survive the discharge of this Indenture. When the Indenture Trustee incurs expenses after the occurrence of a Default specified in Section 5.1(iv) or (v) with respect to the Issuer, the expenses are intended to constitute expenses of administration under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or similar law.

SECTION 6.8 Replacement of Indenture Trustee. No resignation or removal of the Indenture Trustee and no appointment of a successor Indenture Trustee shall become effective until the acceptance of appointment by the successor Indenture Trustee pursuant to this Section 6.8. The Indenture Trustee may resign at any time by so notifying the Issuer. The Noteholders of at least a majority in Outstanding Amount of the Notes may remove the

Indenture Trustee by so notifying the Indenture Trustee and may appoint a successor Indenture Trustee. The Issuer shall remove the Indenture Trustee if:

        (i)   the Indenture Trustee fails to comply with Section 6.11;

        (ii)   an Insolvency Event occurs with respect to the Indenture Trustee;

        (iii)   a receiver or other public officer takes charge of the Indenture Trustee or its property; or

        (iv)   the Indenture Trustee otherwise becomes incapable of acting.

If the Indenture Trustee resigns or is removed or if a vacancy exists in the office of Indenture Trustee for any reason (the Indenture Trustee in such event being referred to herein as the retiring Indenture Trustee), the Issuer shall promptly appoint a successor Indenture Trustee.

A successor Indenture Trustee shall deliver a written acceptance of its appointment to the retiring Indenture Trustee and to the Issuer. Thereupon the resignation or removal of the retiring Indenture Trustee shall become effective, and the successor Indenture Trustee shall have all the rights, powers and duties of the Indenture Trustee under this Indenture. The successor Indenture Trustee shall mail a notice of its succession to Noteholders. The retiring Indenture Trustee shall promptly transfer all property held by it as Indenture Trustee to the successor Indenture Trustee.

If a successor Indenture Trustee does not take office within 60 days after the retiring Indenture Trustee resigns or is removed, the retiring Indenture Trustee, the Issuer or the Noteholders of at least a majority in Outstanding Amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee. The successor Indenture Trustee shall give notice of its appointment as successor Indenture Trustee to the Rating Agencies then rating the Notes.

If the Indenture Trustee fails to comply with Section 6.11, any Noteholder may petition any court of competent jurisdiction for the removal of the Indenture Trustee and the appointment of a successor Indenture Trustee.

Notwithstanding the replacement of the Indenture Trustee pursuant to this Section, the Issuer's and the Administrator's obligations under Section 6.7 shall continue for the benefit of the retiring Indenture Trustee.

SECTION 6.9 <u>Successor Indenture Trustee by Merger</u>. If the Indenture Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Indenture Trustee, provided that such corporation or banking association shall be otherwise qualified and eligible under Section 6.11. The Indenture Trustee shall provide prior written notice of any such transaction to the Rating Agencies then rating the Notes.

In case at the time such successor or successors by merger, conversion or consolidation to the Indenture Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Indenture Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Indenture Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Indenture Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Indenture Trustee shall have.

SECTION 6.10   Appointment of Co-Trustee or Separate Trustee.

(a)   Notwithstanding any other provisions of this Indenture, at any time, for the purpose of meeting any legal requirement of any jurisdiction in which any part of the Indenture Trust Estate may at the time be located, the Indenture Trustee shall have the power and may execute and deliver all instruments to appoint one or more Persons to act as a co-trustee or co-trustees, or separate trustee or separate trustees, of all or any part of the Indenture Trust Estate, and to vest in such Person or Persons, in such capacity and for the benefit of the Noteholders, such title to the Indenture Trust Estate, or any part hereof, and, subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts as the Indenture Trustee may consider necessary or desirable. No such appointment shall relieve the Indenture Trustee of its obligations hereunder. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 6.11 and no notice to Noteholders of the appointment of any co-trustee or separate trustee shall be required under Section 6.8 hereof.

(b)   Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i)   all rights, powers, duties and obligations conferred or imposed upon the Indenture Trustee shall be conferred or imposed upon and exercised or performed by the Indenture Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Indenture Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed the Indenture Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the Indenture Trust Estate or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Indenture Trustee;

(ii)   no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

(iii)   the Indenture Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

(c)   Any notice, request or other writing given to the Indenture Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article VI. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Indenture Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture, specifically including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection to, the Indenture Trustee. Every such instrument shall be filed with the Indenture Trustee.

(d)   Any separate trustee or co-trustee may at any time constitute the Indenture Trustee, its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Indenture Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

SECTION 6.11   Eligibility; Disqualification. (a) The Indenture Trustee shall at all times satisfy the requirements of TIA § 310(a), the requirements of an "eligible lender" under 20 USC § 1085(d) and the requirements of Rule 3a-7(a)(4)(i) of the General Rules and Regulations under the Investment Company Act of 1940, as amended. The Indenture Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition and it shall have a long-term senior unsecured debt rating of not less than investment grade by each of the Rating Agencies then rating the Notes. The Indenture Trustee shall comply with TIA § 310(b), including the optional provision permitted by the second sentence of TIA § 310(b)(9); provided, however, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities of the Issuer are outstanding if the requirements for such exclusion set forth in TIA § 310(b)(1) are met. For avoidance of doubt, in the event that: (A) the Indenture Trustee or any of its directors or executive officers (i) is an underwriter, or (ii) directly or indirectly, controls or is controlled by, or is in common control with, an underwriter; and (B) a Responsible Officer of the Indenture Trustee has actual knowledge that an Event of Default has occurred, the Indenture Trustee shall comply with TIA § 310(b). For purposes of this Section 6.11 only and pursuant to TIA § 310(b), an "underwriter" means any person who, within one year prior to the occurrence of the Event of Default, was an underwriter of any of the Notes outstanding at the time of such Event of Default.

(b)   Within ninety (90) days after ascertaining the occurrence of an event under Section 6.8 of this Indenture that would result in the removal of the Indenture Trustee which shall not have been cured or waived, unless authorized by the TIA or the Commission, the Indenture Trustee shall resign with respect to the Notes in accordance with Section 6.8 of this Indenture, and the Issuer shall appoint a successor Indenture Trustee for the Notes.

SECTION 6.12   Preferential Collection of Claims Against the Issuer.   The Indenture Trustee shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). An Indenture Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated.

SECTION 6.13 Rule 15Ga-1 Information. The Indenture Trustee shall provide prompt notice to the Depositor and the Administrator (each, a "Navient Party," and together, the "Navient Parties") of all demands or requests received by the Indenture Trustee for the repurchase or replacement of any Trust Student Loan for breach of the representations and warranties concerning such Trust Student Loan. If any such demand or request is made in non-written form, the Indenture Trustee shall request that such demand be put into writing; provided, however, the Indenture Trustee shall notify the Navient Parties regardless of whether any such demand or request is made in writing. The obligations of the Indenture Trustee under the first two sentences of this Section 6.13 to notify the Navient Parties of any such demand or request made in non-written form shall not be applicable during such time as the interpretations of the requirements of the Repurchase Rules and Regulations (as defined below) require reporting by the Navient Parties of only demands or requests in written form. The Indenture Trustee shall, upon written request of either Navient Party, provide notification to the Navient Parties regarding any actions taken by the Indenture Trustee with respect to any such demand or request received by the Indenture Trustee in respect of any Trust Student Loan, such notifications to be provided by the Indenture Trustee as soon as practicable and in any event within five Business Days of receipt by the Indenture Trustee of such written request or demand from a Navient Party or such other time frame as may be mutually agreed to by the Indenture Trustee and the applicable Navient Party. The Indenture Trustee and the Issuer acknowledge and agree that the purpose of this Section 6.13 is to facilitate compliance by the Navient Parties with Rule 15Ga-1 under the Exchange Act, and Items 1104(e) and 1121(c) of Regulation AB (the "Repurchase Rules and Regulations").   The Indenture Trustee acknowledges that interpretations of the requirements of the Repurchase Rules and Regulations may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with reasonable written requests made by the Navient Parties in good faith for delivery of information under these provisions on the basis of evolving interpretations of the Repurchase Rules and Regulations. The Indenture Trustee shall cooperate with reasonable written requests received from the Navient Parties to deliver any and all records and any other information necessary in the good faith determination of the Navient Parties to permit the Navient Parties to comply with the provisions of the Repurchase Rules and Regulations. Subject to duties explicitly set forth in the Basic Documents, if any, the Indenture Trustee shall not have any responsibility or liability in connection with the compliance of any Navient Party or securitizer (as defined in the Exchange Act) with the Exchange Act or Regulation AB or any filing required to be made by a Navient Party or securitizer (as defined in the Exchange Act) under the Exchange Act or Regulation AB.

ARTICLE VII

Noteholders' Lists and Reports

SECTION 7.1 Issuer to Furnish Indenture Trustee Names and Addresses of Noteholders. The Issuer will furnish or cause to be furnished to the Indenture Trustee (a) not more than five days after the earlier of (i) each Record Date and (ii) three months after the last Record Date, a list, in such form as the Indenture Trustee may reasonably require, of the names and addresses of the Noteholders as of such Record Date, and (b) at such other times as the Indenture Trustee may request in writing, within 30 days after receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 10 days prior to the time such list is furnished; provided, however, that so long as the Indenture Trustee is the Note Registrar, no such list shall be required to be furnished.

SECTION 7.2 <u>Preservation of Information; Communications to Noteholders</u>. The Indenture Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of the Noteholders contained in the most recent list furnished to the Indenture Trustee as provided in Section 7.1 and the names and addresses of Noteholders received by the Indenture Trustee in its capacity as Note Registrar. The Indenture Trustee may destroy any list furnished to it as provided in such Section 7.1 upon receipt of a new list so furnished.

(a) Noteholders may communicate pursuant to TIA § 312(b) with other Noteholders with respect to their rights under this Indenture or under the Notes. Upon receipt by the Indenture Trustee of any request by three or more Noteholders or by one or more holders of Notes evidencing not less than 25% of the Outstanding Amount of the Notes to receive a copy of the current list of Noteholders (whether or not made pursuant to TIA § 312(b)), the Indenture Trustee shall promptly notify the Administrator thereof by providing to the Administrator a copy of such request and a copy of the list of Noteholders produced in response thereto.

(b) The Issuer, the Indenture Trustee and the Note Registrar shall have the protection of TIA § 312(c).

(c) On each Distribution Date the Indenture Trustee shall provide to each Noteholder of record as of the related Record Date the information provided by the Administrator to the Indenture Trustee on the related Determination Date pursuant to Section 2.11 of the Administration Agreement.

(d) The Indenture Trustee shall furnish to the Noteholders promptly upon receipt of a written request therefor, duplicates or copies of all reports, notices, requests, demands, certificates, financial statements and any other instruments furnished to the Indenture Trustee under the Basic Documents. The Indenture Trustee shall furnish to the Noteholders promptly upon receipt thereof from the Issuer notice of any amendment of the Administration Agreement pursuant to Section 8.5 of the Administration Agreement.

SECTION 7.3 <u>Reports by Issuer</u>.

(a) The Issuer shall:

(i) file with the Commission, within the required time, the annual reports and other information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, and shall file with the Indenture Trustee, within 15 days after the Issuer is required to file the same with the Commission, copies thereof;

(ii) file with the Indenture Trustee and the Commission in accordance with rules and regulations prescribed from time to time by the Commission such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

(iii) supply to the Indenture Trustee (and the Indenture Trustee shall transmit by mail to all Noteholders described in TIA § 313(c)) such summaries of any information, documents and reports required to be filed by the Issuer pursuant to clauses (i) and (ii) of this Section 7.3(a) as may be required by rules and regulations prescribed from time to time by the Commission.

(b) Unless the Issuer otherwise determines, the fiscal year of the Issuer shall end on December 31 of each year.

ARTICLE VIII

Accounts, Disbursements and Releases

SECTION 8.1 Collection of Money. Except as otherwise expressly provided herein, the Indenture Trustee may demand payment or delivery of, and shall receive and collect, directly and without intervention or assistance of any fiscal agent or other intermediary, all money and other property payable to or receivable by the Indenture Trustee pursuant to this Indenture. The Indenture Trustee shall apply all such money received by it on behalf of Noteholders[, any Swap Counterparty] or the Trust pursuant to the Administration Agreement as provided in this Indenture. Except as otherwise expressly provided in this Indenture, if any default occurs in the making of any payment or performance under any agreement or instrument that is part of the Indenture Trust Estate, the Indenture Trustee may take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate Proceedings. Any such action shall be without prejudice to any right to claim a Default under this Indenture and any right to proceed thereafter as provided in Article V.

SECTION 8.2 Trust Accounts. (a) On or prior to the Closing Date, the Issuer shall cause the Administrator to establish and maintain, in the name of the Indenture Trustee, for the benefit of the Noteholders[, each Swap Counterparty] and the Trust, the Trust Accounts as provided in Section 2.3 of the Administration Agreement.

(b) On or before the Business Day preceding each Distribution Date, all Available Funds and amounts set forth in paragraph (a)(2) of the definition of Available Funds with respect to the preceding Collection Period will be deposited in the Collection Account as provided in Section 2.4 of the Administration Agreement. On or before each Distribution Date, the Indenture Trustee (or any other Paying Agent) shall make the required deposits and distributions as provided in Sections 2.7 and 2.8 of the Administration Agreement.

(c) [Reserved].

(d) [Reserved].

(e)   On or before each Distribution Date, the Indenture Trustee (or any other Paying Agent) shall make the required deposits and distributions as provided in Section 2.7 of the Administration Agreement.

(f)   [Reserved].

(g)   During the Supplemental Purchase Period, the Indenture Trustee shall withdraw funds as directed by the Administrator pursuant to Section 2.10(d) of the Administration Agreement for the purchase of Additional Trust Student Loans.

(h)   [Reserved].

(i)   On the Business Day immediately following the end of the Supplemental Purchase Period, the Indenture Trustee shall transfer any amounts remaining in the Supplemental Purchase Account into the Collection Account, as directed by the Administrator.

(j)   [Reserved].

(k)   [Reserved].

(l)   [Reserved].

(m)   Once the Department has netted all payments (in respect of Interest Subsidy Payments and/or Special Allowance Payments otherwise due to the Issuer), which currently occurs on a quarterly basis, on the next succeeding Distribution Date an amount equal to the applicable Floor Income Rebate Account Release Amount on deposit in the Floor Income Rebate Account at the end of the preceding Collection Period will be withdrawn by the Indenture Trustee, as directed by the Administrator, and be included as part of Available Funds for that Distribution Date.

SECTION 8.3   General Provisions Regarding Accounts.   (a) So long as no Default shall have occurred and be continuing, all or a portion of the funds in the Trust Accounts shall be invested in Eligible Investments and reinvested by the Indenture Trustee upon Issuer Order, subject to the provisions of Section 2.3(b) of the Administration Agreement. All income or other gain from investments of moneys deposited in the Trust Accounts shall be deposited by the Indenture Trustee in the Collection Account, and any loss resulting from such investments shall be charged to such Trust Account. The Issuer will not direct the Indenture Trustee to make any investment of any funds or to sell any investment held in any of the Trust Accounts unless the security interest granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Issuer shall deliver to the Indenture Trustee an Opinion of Counsel, acceptable to the Indenture Trustee, to such effect.

(b)   Subject to Section 6.1(c), the Indenture Trustee shall not in any way be held liable for the selection of Eligible Investments or by reason of any insufficiency in any of the Trust Accounts resulting from any loss on any Eligible Investment included therein except for losses attributable to the Indenture Trustee's failure to make payments on such Eligible Investments issued by the Indenture Trustee, in its commercial capacity as principal obligor and not as trustee, in accordance with their terms.

(c)   If (i) the Issuer shall have failed to give investment directions for any funds on deposit in the Trust Accounts to the Indenture Trustee by 10:00 a.m. Eastern Time (or such other time as may be agreed by the Issuer and Indenture Trustee) on any Business Day; or (ii) a Default shall have occurred and be continuing with respect to the Notes but the Notes shall not have been declared due and payable pursuant to Section 5.2, or, if such Notes shall have been declared due and payable following an Event of Default and amounts collected or receivable from the Indenture Trust Estate are being applied in accordance with Section 5.4 as if there had not been such a declaration; then the Indenture Trustee shall invest and reinvest funds in the Trust Accounts in the Eligible Investments described in clause (d) of the definition thereof.

SECTION 8.4   Release of Indenture Trust Estate. (a) Subject to the payment of its fees and expenses pursuant to Section 6.7, the Indenture Trustee may, and when required by the provisions of this Indenture shall, execute instruments to release property from the lien of this Indenture, or convey the Indenture Trustee's interest in the same, in a manner and under circumstances that are not inconsistent with the provisions of this Indenture. No party relying upon an instrument executed by the Indenture Trustee as provided in this Article VIII shall be bound to ascertain the Indenture Trustee's authority, inquire into the satisfaction of any conditions precedent or see to the application of any moneys.

(b)   The Indenture Trustee shall, at such time as [(i)] there are no Notes Outstanding[, (ii) all payments owing to each Swap Counterparty under the related Swap Agreement have been paid, and (iii)] all sums due the Indenture Trustee pursuant to Section 6.7 have been paid, release any remaining portion of the Indenture Trust Estate that secured the Notes from the lien of this Indenture and release to the Issuer or any other Person entitled thereto any funds then on deposit in the Trust Accounts. The Indenture Trustee shall release property from the lien of this Indenture pursuant to this Section 8.4(b) only upon receipt of an Issuer Request accompanied by an Officers' Certificate of the Issuer, an Opinion of Counsel and (if required by the TIA) Independent Certificates in accordance with TIA §§ 314(c) and 314(d)(1) meeting the applicable requirements of Section 11.1.

(c)   Each Noteholder, by the acceptance of a Note, acknowledges that from time to time the Indenture Trustee shall release the lien of this Indenture on any Trust Student Loan to be sold (i) to the Depositor in accordance with Section 6 of the Sale Agreement, (ii) to the Servicer in accordance with Section 3.5 of the Servicing Agreement, [(iii) to Blue Ridge Funding (or the seller from which Blue Ridge Funding originally purchased such Trust Student Loan), VL Funding (or the seller from which VL Funding] originally purchased such Trust Student Loan), Navient CFC or to another Affiliate of Navient Corporation in accordance with Section 3.11F. of the Servicing Agreement, (iv) to another eligible lender holding one or more Serial Loans with respect to such Trust Student Loan, (v) to Navient CFC in accordance with Section 6 of the Navient CFC Purchase Agreement, and each Noteholder, by the acceptance of a Note, consents to any such release, [(vi) to Blue Ridge Funding in accordance with Section 6 of the Blue Ridge Funding Purchase Agreement, or (vii) to VL Funding in accordance with Section 6 of the VL Funding Purchase Agreement,] and each Noteholder, by the acceptance of a Note, consents to any such release.

SECTION 8.5 Opinion of Counsel. The Indenture Trustee shall receive at least seven days' notice when requested by the Issuer to take any action pursuant to Section 8.4(a), accompanied by copies of any instruments involved, and the Indenture Trustee shall also require, except in connection with any action contemplated by Section 8.4(c), as a condition to such action, an Opinion of Counsel, in form and substance satisfactory to the Indenture Trustee, stating the legal effect of any such action, outlining the steps required to complete the same, and concluding that all conditions precedent to the taking of such action have been complied with and such action will not materially and adversely impair the security for the Notes or the rights of the Noteholders [or any Swap Counterparty] in contravention of the provisions of this Indenture; provided, however, that such Opinion of Counsel shall not be required to express an opinion as to the fair value of the Indenture Trust Estate. Counsel rendering any such opinion may rely, without independent investigation, on the accuracy and validity of any certificate or other instrument delivered to the Indenture Trustee in connection with any such action.

ARTICLE IX

Supplemental Indentures

SECTION 9.1 Supplemental Indentures Without Consent of Noteholders.

(a)   Without the consent of any Noteholders but with prior notice to the Rating Agencies then rating the Notes, the Issuer and the Indenture Trustee, when authorized by an Issuer Order, at any time and from time to time, may enter into one or more indentures supplemental hereto (which shall conform to the provisions of the Trust Indenture Act as in force at the date of the execution thereof), in form satisfactory to the Indenture Trustee, for any of the following purposes:

(i)   to correct or amplify the description of any property at any time subject to the lien of this Indenture, or better to assure, convey and confirm unto the Indenture Trustee any property subject or required to be subjected to the lien of this Indenture, or to subject to the lien of this Indenture additional property;

(ii)   to evidence the succession, in compliance with the applicable provisions hereof, of another person to the Issuer, and the assumption by any such successor of the covenants of the Issuer herein and in the Notes contained;

(iii)   to add to the covenants of the Issuer, for the benefit of the Noteholders [or any Swap Counterparty], or to surrender any right or power herein conferred upon the Issuer;

(iv)   to convey, transfer, assign, mortgage or pledge any property to the Indenture Trustee;

(v)　　　to cure any ambiguity, to correct or supplement any provision herein or in any supplemental indenture which may be inconsistent with any other provision herein or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under this Indenture or in any supplemental indenture; provided that such action shall not materially adversely affect the interests of the Noteholders [or any Swap Counterparty];

(vi)　　　to evidence and provide for the acceptance of the appointment hereunder by a successor trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Article VI;

(vii)　　　to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under the TIA or under any similar federal statute hereafter enacted and to add to this Indenture such other provisions as may be expressly required by the TIA; or

(viii)　　　to correct any manifest error in the terms of this Indenture as compared to the terms expressly set forth in the Prospectus.

The Indenture Trustee is hereby authorized to join in the execution of any such supplemental indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(b)　　The Issuer and the Indenture Trustee, when authorized by an Issuer Order, [without the consent of any of the Noteholders, but with prior notice to the Rating Agencies and each Swap Counterparty,] also may enter into an indenture or indentures supplemental hereto for the purposes of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or of modifying in any manner the rights of the Noteholders [or any Swap Counterparty] under this Indenture, with the consent of each Noteholder whose interests would be adversely affected in any material respect by such action (if any), but without the consent of any other Noteholder, and with prior notice to the Rating Agencies then rating the Notes; provided, however, that the Indenture Trustee shall be entitled to an Opinion of Counsel that such action will not adversely affect in any material respect the interests of any Noteholder whose written consent has not been obtained [or any Swap Counterparty].

SECTION 9.2　Supplemental Indentures With Consent of Noteholders.　The Issuer and the Indenture Trustee, when authorized by an Issuer Order, also may, with prior notice to the Rating Agencies [and each Swap Counterparty] then rating the Notes [and each Swap Counterparty] and with the consent of the Noteholders of at least a majority of the Outstanding Amount of all of the Notes, by Act of such Noteholders delivered to the Issuer and the Indenture Trustee, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or of modifying in any manner the rights of the Noteholders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Noteholder of each Outstanding Note affected thereby:

(i)   change the date of payment of any installment of principal of or interest on any Note, or reduce the principal amount thereof, the interest rate thereon or the Redemption Price with respect thereto, change the provisions of this Indenture relating to the application of collections on, or the proceeds of the sale of, the Indenture Trust Estate to payment of principal of or interest on the Notes, or change any place of payment where, or the coin or currency in which, any Note or the interest thereon is payable or impair the right to institute suit for the enforcement of the provisions of this Indenture requiring the application of funds available therefor, as provided in Article V, to the payment of any such amount due on the Notes on or after the respective due dates thereof (or, in the case of redemption, on or after the Redemption Date);

(ii)   reduce the percentage of the Outstanding Amount of the Notes, the consent of the Noteholders of which is required for any such supplemental indenture, or the consent of the Noteholders of which is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture;

(iii)   modify or alter the provisions of the proviso to the definition of the term "Outstanding";

(iv)   reduce the percentage of the Outstanding Amount of the Notes required to direct the Indenture Trustee to direct the Issuer to sell or liquidate the Indenture Trust Estate pursuant to Section 5.4;

(v)   modify any provision of this Section except to increase any percentage specified herein or to provide that certain additional provisions of this Indenture or the other Basic Documents cannot be modified or waived without the consent of the Noteholder of each Outstanding Note affected thereby;

(vi)   modify any of the provisions of this Indenture in such manner as to affect the calculation of the amount of any payment of interest or principal due on any Note on any Distribution Date (including the calculation of any of the individual components of such calculation) or to affect the rights of the Noteholders to the benefit of any provisions for the mandatory redemption of the Notes contained herein; or

(vii)   permit the creation of any lien ranking prior to or on a parity with the lien of this Indenture with respect to any part of the Indenture Trust Estate or, except as otherwise permitted or contemplated herein, terminate the lien of this Indenture on any property at any time subject hereto or deprive any Noteholder of any Note of the security provided by the lien of this Indenture; [provided, however, that such auction shall not adversely affect in any material respect the interests of any Swap Counterparty unless such Swap Counterparty shall have consented thereto].

It shall not be necessary for any Act of Noteholders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Promptly after the execution by the Issuer and the Indenture Trustee of any supplemental indenture pursuant to this Section, the Indenture Trustee shall mail to the Noteholders of the Notes to which such amendment or supplemental indenture relates a notice setting forth in general terms the substance of such supplemental indenture. Any failure of the Indenture Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

[The parties to this Indenture acknowledge and agree that, pursuant to each Swap Agreement, the Issuer has agreed or will agree that it will not enter into any amendment, modification or supplement to this Indenture or any other Basic Document without the consent of each Swap Counterparty that would materially adversely affect (i) any Swap Counterparty's ability to enforce or protect its rights or remedies under the related Swap Agreement (including any security interest granted to such Swap Counterparty pursuant to this Indenture), (ii) the ability of the Issuer to timely and fully perform its obligations under each Swap Agreement or (iii) any of the Issuer's obligations under each Swap Agreement or any Basic Document (including priority of payments under the Trust Agreement or this Indenture). Any such amendment, modification or supplement without the written consent of each Swap Counterparty shall be void and unenforceable.]

SECTION 9.3 <u>Execution of Supplemental Indentures</u>. In executing, or permitting the additional trusts created by, any supplemental indenture permitted by this Article IX or the modifications thereby of the trusts created by this Indenture, the Indenture Trustee shall be entitled to receive, and subject to Sections 6.1 and 6.2, shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Indenture Trustee may, but shall not be obligated to, enter into any such supplemental indenture that affects the Indenture Trustee's own rights, duties, liabilities or immunities under this Indenture or otherwise.

SECTION 9.4 <u>Effect of Supplemental Indenture</u>. Upon the execution of any supplemental indenture pursuant to the provisions hereof, this Indenture shall be and be deemed to be modified and amended in accordance therewith with respect to the Notes affected thereby, and the respective rights, limitations of rights, obligations, duties, liabilities and immunities under this Indenture of the Indenture Trustee, the Issuer and the Noteholders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

SECTION 9.5 <u>Conformity with Trust Indenture Act</u>. Every amendment of this Indenture and every supplemental indenture executed pursuant to this Article IX shall conform to the requirements of the Trust Indenture Act as then in effect so long as this Indenture shall then be qualified under the Trust Indenture Act.

SECTION 9.6 <u>Reference in Notes to Supplemental Indentures</u>. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article IX may, and if required by the Indenture Trustee shall, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such supplemental indenture. If the Issuer or the Indenture Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Indenture Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer and authenticated and delivered by the Indenture Trustee in exchange for Outstanding Notes.

ARTICLE X

Redemption of Notes

SECTION 10.1 Redemption. The Indenture Trustee shall, upon receipt of written notice from the Administrator pursuant to Section 6.1(b) of the Administration Agreement, give prompt written notice to the Noteholders of the occurrence of such event. In the event that the assets of the Trust are sold pursuant to Section 6.1(a) of the Administration Agreement, that portion of the amounts on deposit in the Trust Accounts to be distributed to the Noteholders shall be paid to the Noteholders as provided in Sections 2.7 and 2.8 of the Administration Agreement. If amounts are to be paid to Noteholders pursuant to this Section 10.1, the notice of such event from the Indenture Trustee to the Noteholders shall include notice of the redemption of Notes by application of such amounts on the next Distribution Date which is not sooner than 15 days after the date of such notice (the "Redemption Date"), whereupon all such amounts shall be payable on the Redemption Date.

SECTION 10.2 Form of Redemption Notice. Notice of redemption under Section 10.1 shall be given by the Indenture Trustee by first-class mail, postage prepaid, or by facsimile, mailed or transmitted on or prior to the applicable Redemption Date to each Noteholder, as of the close of business on the Record Date preceding the applicable Redemption Date, at such Noteholder's address or facsimile number appearing in the Note Register.

All notices of redemption shall state:

(i)   the Redemption Date;

(ii)   the Redemption Price; and

(iii)   the place where such Notes are to be surrendered for payment of the Redemption Price (which shall be the office or agency of the Issuer to be maintained as provided in Section 3.2).

Notice of redemption of the Notes shall be given by the Indenture Trustee in the name and at the expense of the Issuer. Failure to give notice of redemption, or any defect therein, to any Noteholder of any Note shall not impair or affect the validity of the redemption of any other Note.

SECTION 10.3 Notes Payable on Redemption Date. The Notes or portions thereof to be redeemed shall on the Redemption Date become due and payable at the Redemption Price and (unless the Issuer shall default in the payment of the Redemption Price) no interest shall accrue on the Redemption Price for any period after the date to which accrued interest is calculated for purposes of calculating the Redemption Price.

ARTICLE XI

Asset Representations Review

SECTION 11.1 Noteholder Requests for Vote on Asset Representations Review. If the Form 10-D filed in accordance with Section 2.1(j) and 10.1(b) of the Administration Agreement with respect to any Collection Period indicates that a Rejected Guaranty Claims Trigger Event has occurred, then Noteholders and Note Owners may, in writing, request a vote on whether to cause all ARR Loans to be reviewed by the Asset Representations Reviewer pursuant to the Asset Representations Review Agreement; provided that (i) if the requesting party is a Note Owner and not a Noteholder, the Note Owner must include with its request a written certification that the requesting party is a Note Owner, together with one of the following additional forms of documentation of the requesting party's status as a Note Owner: (A) a trade confirmation, (B) an account statement; (C) a letter from a broker-dealer that is acceptable to the Indenture Trustee; or (D) any other form of documentation that is acceptable to the Indenture Trustee; and (ii) [all such requests must be received by the Indenture Trustee within 90 days of the filing of the related Form 10-D. If Noteholders and Note Owners representing at least 5% of the Outstanding Amount of all Notes properly and timely request a vote (such requesting Noteholders and Note Owners, collectively, the "Requesting Noteholders"), then the Indenture Trustee will promptly notify the Administrator thereof.

SECTION 11.2 Noteholder Vote on Asset Representations Review. Beginning promptly after the filing by the Administrator of a Form 10-D pursuant to Section 10.1(b)(iii) and (iv) of the Administration Agreement (i) stating that there will be a Noteholder vote on whether to initiate a review of all ARR Loans by the Asset Representations Reviewer pursuant to this Section 11.2, and (ii) describing those procedures, the Indenture Trustee shall cause the initiation of such a review to be submitted to a yes or no vote of the Noteholders (with respect to Book Entry Notes, as directed by the related Note Owners via the applicable Clearing Agency pursuant to its procedures for such votes). The affirmative vote of the holders of a majority of the Outstanding Amount of Notes voted, where such majority constitutes no less than 5% of the Outstanding Amount of all Notes (the "Directing Noteholders"), received by the Indenture Trustee no later than the deadline specified by the Administrator pursuant to Section 10.1(b)(i) of the Administration Agreement, shall be sufficient to cause such a review to be initiated. If the required number of affirmative votes from the Directing Noteholders have been received within the required time, the Indenture Trustee will promptly notify the Servicer and the Administrator and direct the Servicer to notify the Asset Representations Reviewer of such affirmative vote.

ARTICLE XII

Miscellaneous

SECTION 12.1 Compliance Certificates and Opinions, etc. (a) Upon any application or request by the Issuer to the Indenture Trustee to take any action under any provision of this Indenture, the Issuer shall furnish to the Indenture Trustee and the Rating Agencies then rating the Notes (i) an Officers' Certificate of the Issuer stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, (ii) an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with and (iii) (if required by the TIA) an Independent Certificate from a firm of certified public accountants meeting the applicable requirements of this Section, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this indenture shall include:

(i)   a statement that each signatory of such certificate or opinion has read or has caused to be read such covenant or condition and the definitions herein relating thereto;

(ii)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)   a statement that, in the opinion of each such signatory, such signatory has made such examination or investigation as is necessary to enable such signatory to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)   a statement as to whether, in the opinion of each such signatory, such condition or covenant has been complied with.

(b)   (i)   Prior to the deposit of any Collateral or other property or securities with the Indenture Trustee that is to be made the basis for the release of any property or securities subject to the lien of this Indenture, the Issuer shall, in addition to any obligation imposed in Section 11.1(a) or elsewhere in this Indenture, furnish to the Indenture Trustee and the Rating Agencies then rating the Notes an Officers' Certificate of the Issuer certifying or stating the opinion of each person signing such certificate as to the fair value (within 90 days of such deposit) to the Issuer of the Collateral or other property or securities to be so deposited.

(ii)   Whenever the Issuer is required to furnish to the Indenture Trustee and the Rating Agencies then rating the Notes an Officers' Certificate of the Issuer certifying or stating the opinion of any signer thereof as to the matters described in clause (i) above, the Issuer shall also deliver to the Indenture Trustee an Independent Certificate as to the same matters, if the fair value to the Issuer of the securities to be so deposited and of all other such securities made the basis of any such withdrawal or release since the commencement of the then-current fiscal year of the Issuer, as set forth in the certificates delivered pursuant to clause (i) above and this clause (ii), is 10% or more of the Outstanding Amount of the Notes, but such a certificate need not be furnished with respect to any securities so deposited, if the fair value thereof to the Issuer as set forth in the related Officers' Certificate is less than $25,000 or less than one percent of the Outstanding Amount of the Notes.

(iii)   Other than any property released as contemplated by clause (v) below, whenever any property or securities are to be released from the lien of this Indenture, the Issuer shall also furnish to the Indenture Trustee an Officers' Certificate of the Issuer certifying or stating the opinion of each person signing such certificate as to the fair value (within 90 days of such release) of the property or securities proposed to be released and stating that in the opinion of such person the proposed release will not impair the security under this Indenture in contravention of the provisions hereof.

(iv)   Whenever the Issuer is required to furnish to the Indenture Trustee an Officers' Certificate of the Issuer certifying or stating the opinion of any signer thereof as to the matters described in clause (iii) above, the Issuer shall also furnish to the Indenture Trustee an Independent Certificate as to the same matters if the fair value of the property or securities and of all other property, other than property as contemplated by clause (v) below, or securities released from the lien of this Indenture since the commencement of the then-current calendar year, as set forth in the certificates required by clause (iii) above and this clause (iv), equals 10% or more of the Outstanding Amount of the Notes, but such certificate need not be furnished in the case of any release of property or securities if the fair value thereof as set forth in the related Officers' Certificate is less than $25,000 or less than one percent of the then Outstanding Amount of the Notes.

(v)   Notwithstanding Section 2.9 or any other provision of this Section, the Issuer may, without compliance with the requirements of the other provisions of this Section, (A) collect, liquidate, sell or otherwise dispose of the Trust Student Loans, as and to the extent permitted or required by the Basic Documents, (B) make cash payments out of the Trust Accounts as and to the extent permitted or required by the Basic Documents and (C) convey to the Depositor, the Servicer or another eligible lender those specified Trust Student Loans as and to the extent permitted or required by and in accordance with Section 8.4(c) hereof and Section 6 of the Sale Agreement, Section 3.5 of the Servicing Agreement or Section 3.11E of the Servicing Agreement, respectively, so long as the Issuer shall deliver to the Indenture Trustee every six months, commencing June 30, 20[__], an Officers' Certificate of the Issuer stating that all the dispositions of Collateral described in clauses (A), (B) or (C) above that occurred during the immediately preceding six calendar months were in the ordinary course of the Issuer's business and that the proceeds thereof were applied in accordance with the Basic Documents.

SECTION 12.2   Form of Documents Delivered to Indenture Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters, and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Authorized Officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate of an Authorized Officer or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Servicer, the Depositor, the Issuer or the Administrator, stating that the information with respect to such factual matters is in the possession of the Servicer, the Depositor, the Issuer or the Administrator, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Whenever in this Indenture, in connection with any application or certificate or report to the Indenture Trustee, it is provided that the Issuer shall deliver any document as a condition of the granting of such application, or as evidence of the Issuer's compliance with any term hereof, it is intended that the truth and accuracy, at the time of the granting of such application or at the effective date of such certificate or report (as the case may be), of the facts and opinions stated in such document shall in such case be conditions precedent to the right of the Issuer to have such application granted or to the sufficiency of such certificate or report. The foregoing shall not, however, be construed to affect the Indenture Trustee's right to rely upon the truth and accuracy of any statement or opinion contained in any such document as provided in Article VI.

SECTION 12.3 Acts of Noteholders. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Noteholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Noteholders in person or by agents duly appointed in writing; and except as herein otherwise expressly provided such action shall become effective when such instrument or instruments are delivered to the Indenture Trustee, and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Noteholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.1) conclusive in favor of the Indenture Trustee and the Issuer, if made in the manner provided in this Section.

(b)   The fact and date of the execution by any person of any such instrument or writing may be proved in any manner that the Indenture Trustee deems sufficient.

(c)   The ownership of Notes shall be proved by the Note Register.

(d)   Any request, demand, authorization, direction, notice, consent, waiver or other action by any Noteholder shall bind the Noteholder of every Note issued upon registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, omitted or suffered to be done by the Indenture Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Note.

SECTION 12.4 Notices, etc., to Indenture Trustee, Issuer and Rating Agencies. Any request, demand, authorization, direction, notice, consent, waiver or Act of Noteholders or other documents provided or permitted by this Indenture shall be in writing and if such request, demand, authorization, direction, notice, consent, waiver or Act of Noteholders is to be made upon, given or furnished to or filed with:

(a)   The Indenture Trustee by any Noteholder, the Servicer, the Administrator or by the Issuer shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Indenture Trustee at its Corporate Trust Office with a copy to the Owner Trustee at its Corporate Trust Office.

(b)   The Issuer by the Indenture Trustee or by any Noteholder shall be sufficient for every purpose hereunder if in writing and mailed, first-class, postage prepaid, to the Issuer addressed to: Navient Student Loan Trust 20[__]-[__], in care of [_____], [_____], [_____]; and the Administrator, 2001 Edmund Halley Drive, Reston, Virginia 20191, Attention: ABS Trust Administration, or any other address previously furnished in writing to the Indenture Trustee by the Issuer or the Administrator. The Issuer shall promptly transmit any notice received by it from the Noteholders to the Indenture Trustee.

Notices required to be given to the Rating Agencies by the Issuer, the Indenture Trustee or the Owner Trustee shall be in writing, personally delivered or mailed by certified mail, return receipt requested, to (i) in the case of [_____], at the following addresses: (A) [_____], and (B) [_____]; (ii) in the case of [_____], at the following addresses: (A) [_____], and (B) [_____]; and (iii) and in the case of [_____], at the following addresses: (A) [_____], and (B) [_____]; or as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

SECTION 12.5   Notices to Noteholders; Waiver. Where this Indenture provides for notice to Noteholders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class, postage prepaid to each Noteholder affected by such event, at his address as it appears on the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Noteholders is given by mail, neither the failure to mail such notice nor any defect in any notice so mailed to any particular Noteholder shall affect the sufficiency of such notice with respect to other Noteholders, and any notice that is mailed in the manner herein provided shall conclusively be presumed to have been duly given.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by any Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Indenture Trustee but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such a waiver.

In case, by reason of the suspension of regular mail service as a result of a strike, work stoppage or similar activity, it shall be impractical to mail notice of any event to Noteholders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Indenture Trustee shall be deemed to be a sufficient giving of such notice.

Where this Indenture provides for notice to the Rating Agencies then rating the Notes, failure to give such notice shall not affect any other rights or obligations created hereunder, and shall not under any circumstance constitute a Default.

SECTION 12.6 Alternate Payment and Notice Provisions. Notwithstanding any provision of this Indenture or any of the Notes to the contrary, the Issuer may enter into any agreement with any Noteholder providing for a method of payment, or notice by the Indenture Trustee or any Paying Agent to such Noteholder, that is different from the methods provided for in this Indenture for such payments or notices. The Issuer will furnish to the Indenture Trustee a copy of each such agreement and the Indenture Trustee will cause payments to be made and notices to be given in accordance with such agreements.

SECTION 12.7 Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof that is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

The provisions of TIA §§ 310 through 317 that impose duties on any Person (including the provisions automatically deemed included herein unless expressly excluded by this Indenture) are a part of and govern this Indenture, whether or not physically contained herein.

SECTION 12.8 Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 12.9 Successors and Assigns. All covenants and agreements in this Indenture and the Notes by the Issuer shall bind its successor and assigns, whether so expressed or not. All agreements of the Indenture Trustee in this Indenture shall bind the successors, co-trustees and agents (excluding any legal representatives or accountants) of the Indenture Trustee.

SECTION 12.10 Separability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 12.11 Benefits of Indenture. (a) [Except as set forth in paragraph (b) below,] nothing in this Indenture or in the Notes, express or implied shall give to any person, other than the parties hereto and their successors hereunder, the Noteholders, any other party secured hereunder, the Owner Trustee, as a third-party beneficiary and any other Person with an ownership interest in any part of the Indenture Trust Estate, any benefit or any legal or equitable right, remedy or claim under this Indenture.

(b)   [The parties to this Indenture acknowledge and agree that each Swap Counterparty is an intended third party beneficiary of this Indenture to the extent of its rights hereunder and under the related Swap Agreement entered into by the Issuer from time to time and shall be entitled to enforce such rights.]

SECTION 12.12 Legal Holidays. In any case where the date on which any payment is due shall not be a Business Day, then (notwithstanding any other provision of the Notes or this Indenture) payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date on which nominally due, and no interest shall accrue for the period from and after any such nominal date.

SECTION 12.13 GOVERNING LAW. THIS INDENTURE SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN §5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

SECTION 12.14 Counterparts. This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 12.15 Recording of Indenture. If this Indenture is subject to recording in any appropriate public recording offices, such recording is to be effected by the Issuer and at its expense accompanied by an Opinion of Counsel (which may be counsel to the Indenture Trustee or any other counsel reasonably acceptable to the Indenture Trustee) to the effect that such recording is necessary either for the protection of the Noteholders or any other Person secured hereunder or for the enforcement of any right or remedy granted to the Indenture Trustee under this Indenture.

SECTION 12.16 Trust Obligations. No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer, the Depositor, the Administrator, the Servicer, the Eligible Lender Trustee, the Owner Trustee or the Indenture Trustee on the Notes or under this Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Indenture Trustee, the Eligible Lender Trustee or the Owner Trustee in its respective individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee, the Eligible Lender Trustee or the Owner Trustee in its respective individual capacity, any holder or owner of a beneficial interest in the Issuer, the Owner Trustee or the Indenture Trustee or of any successor or assign thereof in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee, the Eligible Lender Trustee and the Owner Trustee have no such obligations in their individual capacity) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity. For all purposes of this Indenture, in the performance of any duties or obligations of the Issuer hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of Articles VI, VII and VIII of the Trust Agreement.

SECTION 12.17 No Petition. The Indenture Trustee, by entering into this Indenture, and each Noteholder, by accepting a Note, hereby covenant and agree that they shall not at any time institute against the Depositor or the Issuer, or join in any institution against the Depositor or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency, receivership or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, this

Indenture or any of the other Basic Documents. The foregoing shall not limit the rights of the Indenture Trustee to file any claim in, or otherwise take any action with respect to, any insolvency proceeding that was instituted against the Issuer by any Person other than the Indenture Trustee.

SECTION 12.18   Inspection. The Issuer agrees that, on reasonable prior notice, it shall permit any representative of the Indenture Trustee, during the Issuer's normal business hours, to examine all the books of account, records, reports, and other papers of the Issuer, to make copies and extracts therefrom, to cause such books to be audited by Independent certified public accountants, and to discuss the Issuer's affairs, finances and accounts with the Issuer's officers, employees, and Independent certified public accountants, all at such reasonable times and as often as may be reasonably requested. The Indenture Trustee shall and shall cause its representatives to hold in confidence all such information obtained from such examination or inspection except to the extent disclosure may be required by law (and all reasonable applications for confidential treatment are unavailing) and except to the extent that the Indenture Trustee may reasonably determine that such disclosure is consistent with its obligations hereunder.

SECTION 12.19   Waiver of Jury Trial. EACH OF THE PARTIES TO THIS INDENTURE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 12.20   Limited Recourse. The obligations of the Issuer under this Indenture are limited recourse obligations payable solely from the Collateral and, following realization of the Collateral and its application in accordance with the terms hereof, any outstanding obligations of the Issuer hereunder shall be extinguished and shall not thereafter revive. In addition, no recourse shall be had for any amounts payable or any other obligations arising under this Indenture against any officer, member, director, employee, partner or security holder of the Issuer or any of its successors or assigns. To the extent a Noteholder is deemed to have a claim to the assets of the Issuer other than the Collateral, the Noteholder hereby releases any such claim. In the event that a Noteholder is deemed to have a claim against the assets of the Issuer other than the Collateral and the release is not given effect, each Noteholder hereby agrees to fully subordinate all claims it may have against such assets and that such agreement constitutes a subordination agreement for purposes of Section 510(a) of Title 11 of the U.S. Bankruptcy Code. The provisions of this Section 11.20 shall survive the termination of this Indenture.

SECTION 12.21   Force Majeure. In no event shall the Indenture Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes, acts of God, or unavailability of the Federal Reserve Bank wire or telex facility; it being understood that the Indenture Trustee shall use reasonable efforts to resume performance of its obligations as soon as practicable under the circumstances.

SECTION 12.22 <u>Compliance with Applicable Law</u>. In order to comply with laws, rules, regulations and executive orders in effect from time to time including but not limited to those relating to the funding of terrorist activities and money laundering ("<u>Applicable Laws</u>"), the Indenture Trustee may be required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with the Indenture Trustee. Accordingly, each of the parties hereto agrees to provide the Indenture Trustee upon its request from time to time such identifying information and documentation as may be available for such party in order to enable the Indenture Trustee to comply with Applicable Laws.

SECTION 12.23 <u>Additional Matters</u>. [Notwithstanding anything to the contrary in this Indenture, the Indenture Trustee shall be under no obligation to exercise any rights or remedies of any Swap Counterparty under this Indenture and the Basic Documents unless and until the Indenture Trustee shall have received documentation satisfactory to it that such Swap Counterparty has agreed to be bound by the terms and conditions applicable to the Noteholders in Articles V and VI hereof, and Sections 2.7 and 2.8 of the Administration Agreement, and the Indenture Trustee shall have received indemnity satisfactory to it against any loss, liability or expense in connection with the exercise of such rights and remedies.]

ARTICLE XIII

Compliance with Regulation AB

SECTION 13.1 <u>Intent of the Parties; Reasonableness.</u> The Issuer and the Indenture Trustee acknowledge and agree that the purpose of Article XII of this Agreement is to facilitate compliance by the Issuer with the provisions of Regulation AB and related rules and regulations of the Commission.

The Issuer and the Administrator, on behalf of the Issuer, shall not exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Act). The Indenture Trustee acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with requests made by the Administrator, on behalf of the Issuer, in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB. In connection therewith, the Indenture Trustee shall cooperate fully with the Administrator, on behalf of the Issuer, to deliver to the Administrator, on behalf of the Issuer (including any of its assignees or designees), any and all statements, reports, certifications, records, attestation, and any other information necessary in the good faith determination of the Administrator, on behalf of the Issuer, to permit the Administrator, on behalf of the Issuer, to comply with the provisions of Regulation AB, together with such disclosures relating to the Indenture Trustee or the servicing of the Trust Student Loans, reasonably believed by the Administrator, on behalf of the Issuer, to be necessary in order to effect such compliance.

ARTICLE XIV

Tax Considerations

SECTION 14.1 Acknowledgement of Parties. The parties hereto acknowledge and agree that, for federal, state and local income and franchise tax, and financial accounting, purposes, (a) the Notes (excluding any Retained Notes, as defined below) will constitute indebtedness and not an ownership interest in the Issuer, [and] (b) [the holder of the RC Certificate will be treated as possessing an unsecured, subordinated beneficial interest in the Trust Estate up to the then outstanding RC Principal Balance, and (c)] the holder of the Excess Distribution Certificate will be treated as owning all of the remaining assets, and as assuming (but without assuming personal recourse to such Certificateholder) all of the liabilities (including the Notes), of the Issuer[, and, following reduction of the RC Principal Balance to zero,] will be attributed all of the income, deductions, credits and other tax attributes of the Issuer, and the parties hereto shall in all events take positions consistent with, and in no event take a position inconsistent with, the positions described in clauses (a) through [(b)][(c)] in the preparation of any returns and reports, and with respect to any audit or controversy, as to which either of the positions described in clauses (a) through [(b)][(c)] above would be relevant. For purposes of the foregoing, the term "Retained Notes" means any Notes held by the Depositor or any of its Affiliates immediately after the Closing Date.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Issuer, the Eligible Lender Trustee and the Indenture Trustee have caused this Indenture to be duly executed by their respective officers, thereunto duly authorized and duly attested, all as of the day and year first above written.

NAVIENT STUDENT LOAN TRUST 20[___]-[__]

By: [_____], not in its individual capacity but solely as Owner Trustee

By: _____
    Name:
    Title:

[_____], not in its individual capacity but solely as Eligible Lender Trustee

By: _____
    Name:
    Title:

[_____], not in its individual capacity but solely as Indenture Trustee

By: _____
    Name:
    Title:

APPENDIX A
TO THE INDENTURE

DEFINITIONS AND USAGE

Navient Student Loan Trust 20[__]-[__]

Usage

The following rules of construction and usage shall be applicable to any instrument that is governed by this appendix (this "Appendix A"):

(a) All terms defined in this Appendix A shall have the defined meanings when used in any instrument governed hereby and in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.

(b) As used herein, in any instrument governed hereby and in any certificate or other document made or delivered pursuant thereto, accounting terms not defined in this Appendix or in any such instrument, certificate or other document, and accounting terms partly defined in this Appendix or in any such instrument, certificate or other document, to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles as in effect on the date of such instrument. To the extent that the definitions of accounting terms in this Appendix or in any such instrument, certificate or other document are inconsistent with the meanings of such terms under generally accepted accounting principles, the definitions contained in this Appendix or in any such instrument, certificate or other document shall control.

(c) The words "hereof," "herein," "hereunder" and words of similar import when used in an instrument refer to such instrument as a whole and not to any particular provision or subdivision thereof; references in an instrument to "Article," "Section" or another subdivision or to an attachment are, unless the context otherwise requires, to an article, section or subdivision of or an attachment to such instrument; and the term "including" means "including without limitation."

(d) The definitions contained in this Appendix A are equally applicable to both the singular and plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

(e) Any agreement, instrument or statute defined or referred to below or any agreement or instrument that is governed by this Appendix A means such agreement or instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by assignment, assumption, waiver or consent and (in the case of statutes) by succession of comparable successor statutes and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(f) All dollar amounts calculated hereunder shall be rounded to the nearest penny with one half of one cent being rounded up to the next penny.

Definitions

"Accrual Period" means, with respect to a Distribution Date, the period from and including the immediately preceding Distribution Date for the Notes to, but excluding, the then current Distribution Date, or in the case of the initial accrual period, the period from and including the Closing Date to, and including, [__], 20[__].

"Act" means the Securities Act of 1933, as amended.

"Act of Noteholders" has the meaning specified in Section 11.3 of the Indenture.

"Actual/360" means that interest is calculated on the basis of the actual number of days elapsed in a year of 360 days.

"Additional Bill of Sale" has the meaning specified in each of the Purchase Agreements or the Sale Agreement, as applicable.

"Additional Purchase Agreement" has the meaning specified in each of the Purchase Agreements, as applicable.

"Additional Sale Agreement" has the meaning specified in the Sale Agreement.

"Additional Trust Student Loan" means each Eligible Loan purchased by the Trust during the Supplemental Purchase Period from the Depositor pursuant to Section 3.2 of the Sale Agreement and each related Additional Sale Agreement.

"Adjusted Pool Balance" means, for any Distribution Date,

(a) if the Pool Balance as of the last day of the related Collection Period is greater than 40% of the Initial Pool Balance, then the Adjusted Pool Balance will be the sum of that Pool Balance[, Capitalized Interest,] and the Specified Reserve Account Balance for that Distribution Date, or

(b) if the Pool Balance as of the last day of the related Collection Period is less than or equal to 40% of the Initial Pool Balance, then the Adjusted Pool Balance will be the Pool Balance.

"Administration Agreement" means the Administration Agreement dated as of [__], 20[__] among the Administrator, the Servicer, the Depositor, the Trust, the Indenture Trustee and the Eligible Lender Trustee.

"Administration Fees" has the meaning specified in Section 2.14 of the Administration Agreement.

"Administrator" means Navient Solutions, Inc., in its capacity as administrator of the Trust in accordance with the Administration Agreement.

"Administrator Default" has the meaning specified in Section 5.1 of the Administration Agreement.

"Administrator's Certificate" means an Officers' Certificate of the Administrator delivered pursuant to Section 3.1(c) of the Administration Agreement.

"Affiliate" means, with respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Annual ARR Fee Cap" means, for any Distribution Date, $_____ per annum.

"Annual Trustee Expense Cap" means, for any Distribution Date,

(a) $_____ per annum in the absence of an Event of Default under Section 5.1 of the Indenture; and

(b) in the event that there is an Event of Default on the Notes (with no acceleration of the Notes by declaration of the requisite percentage of the Noteholders pursuant to Section 5.2 of the Indenture) solely as a result of an uncured Event of Default under Section 5.1(iii) of the Indenture, $_____ per annum;

provided, if either an acceleration of the Notes has occurred in connection with an Event of Default under the Indenture by declaration of the requisite percentage of the Noteholders has occurred pursuant to Section 5.2 of the Indenture or another Event of Default has occurred and is continuing, no Annual Expense Cap shall be applicable.

"ARR Loan" means a Trust Student Loan as to which the related Obligor is more than 60 days delinquent in payments due and owed.

"Asset Representations Review" means, following the occurrence of a Rejected Guaranty Claims Trigger Event, the review of ARR Loans to be undertaken by the Asset Representations Reviewer pursuant to the terms of the Asset Representations Review Agreement.

"Asset Representations Reviewer" means [_____].

"Asset Representations Review Agreement" means the Asset Representations Review Agreement, dated as of [____], 20[__], among the Issuer, the Servicer and the Asset Representations Reviewer.

"Authenticating Agent" means [_____], in respect of the Excess Distribution Certificate [and the RC Certificate].

"Authorized Officer" means (i) with respect to the Trust, any officer of the Owner Trustee or the Eligible Lender Trustee who is authorized to act for the Owner Trustee or the

Eligible Lender Trustee, as applicable, in matters relating to the Trust pursuant to the Basic Documents and who is identified on the list of Authorized Officers delivered by the Owner Trustee or the Eligible Lender Trustee, as applicable, to the Indenture Trustee on the Closing Date (as such list may be modified or supplemented from time to time thereafter), (ii) with respect to the Administrator, any officer of the Administrator or any of its Affiliates who is authorized to act for the Administrator in matters relating to itself or to the Trust and to be acted upon by the Administrator pursuant to the Basic Documents and who is identified on the list of Authorized Officers delivered by the Administrator to the Indenture Trustee on the Closing Date (as such list may be modified or supplemented from time to time thereafter), (iii) with respect to the Depositor, any officer of the Depositor or any of its Affiliates who is authorized to act for the Depositor in matters relating to or to be acted upon by the Depositor pursuant to the Basic Documents and who is identified on the list of Authorized Officers delivered by the Depositor to the Indenture Trustee on the Closing Date (as such list may be modified or supplemented from time to time thereafter) and (iv) with respect to the Servicer, any officer of the Servicer who is authorized to act for the Servicer in matters relating to or to be acted upon by the Servicer pursuant to the Basic Documents and who is identified on the list of Authorized Officers delivered by the Servicer to the Indenture Trustee on the Closing Date (as such list may be modified or supplemented from time to time thereafter).

"Available Funds" means, as to a Distribution Date, the sum of the following amounts received with respect to the related Collection Period(s):

(a)   all collections received by the Servicer on the Trust Student Loans, including any Guarantee Payments received on the Trust Student Loans, but net of:

(1)   any collections in respect of principal on the Trust Student Loans applied by the Trust to repurchase guaranteed loans from the Guarantors under the Guarantee Agreements; and

(2)   amounts required by the Higher Education Act to be paid to the Department or to be repaid to Obligors, whether or not in the form of a principal reduction of the applicable Trust Student Loan, on the Trust Student Loans for that Collection Period, [including Consolidation Loan rebate fees]; and

(3)   amounts deposited into the Floor Income Rebate Account during the related Collection Period;

(b)   any Interest Subsidy Payments and Special Allowance Payments with respect to the Trust Student Loans during that Collection Period;

(c)   all Liquidation Proceeds from any Trust Student Loans which became Liquidated Student Loans during that Collection Period in accordance with the Servicer's customary servicing procedures, net of expenses incurred by the Servicer related to their liquidation and any amounts required by law to be remitted to the Obligors on the Liquidated Student Loans, and all

Recoveries on Liquidated Student Loans which were written off in prior Collection Periods or during that Collection Period;

(d)   the aggregate Purchase Amounts received during that Collection Period for those Trust Student Loans repurchased by the Depositor or purchased by the Servicer, as the case may be, or for Trust Student Loans sold to another eligible lender pursuant to Section 3.11E of the Servicing Agreement;

(e)   the aggregate Purchase Amounts received during that Collection Period for those Trust Student Loans repurchased by Navient CFC, [Blue Ridge Funding or VL Funding];

(f)   [Reserved];

(g)   the aggregate amounts, if any, received from any of Navient CFC, [Blue Ridge Funding, VL Funding,] the Depositor or the Servicer, as the case may be, as reimbursement of non-guaranteed interest amounts, or lost Interest Subsidy Payments and Special Allowance Payments, on the Trust Student Loans pursuant to the Sale Agreement, a Purchase Agreement or Section 3.5 of the Servicing Agreement, respectively;

(h)   amounts received by the Trust pursuant to Sections 3.1 of the Servicing Agreement during that Collection Period as to yield or principal adjustments;

(i)   any interest remitted by the Administrator to the Collection Account prior to such Distribution Date;

(j)   Investment Earnings for that Distribution Date earned on amounts on deposit in each Trust Account [(other than on amounts on deposit in any Swap Agreement Collateral Account)];

(k)   amounts transferred from the Reserve Account in excess of the Specified Reserve Account Balance for that Distribution Date;

(l)   once the Department of Education has netted all payments, any amounts on deposit in the Floor Income Rebate Account that were deposited into such account during the related Collection Periods;

(m)   [amounts received from any Swap Counterparty for that Distribution Date; provided, that, in the event of the termination of a Swap Agreement, any Swap Termination Payments received shall be used, to the extent required therefore, to enter into a Replacement Transaction and shall not constitute Available Funds until such time as the inclusion of such amounts as a part of Available Funds satisfies the Rating Agency Condition;]

(n)   on the initial Distribution Date, the Collection Account Initial Deposit and any amounts transferred into the Collection Account from the Supplemental Purchase Account following the end of the Supplemental Purchase Period;

(o)   [all amounts received by the Trust from any interest rate cap counterparty under any interest rate cap agreement entered pursuant to Section 2.3 (vii) of the Trust Agreement for deposit into the Collection Account for that Distribution Date;] [and]

(p)   [on the [____] 20[__] and [____] 20[__] Distribution Dates, all funds that are transferred from the Capitalized Interest Account into the Collection Account on those Distribution Dates];

provided that if on any Distribution Date there would not be sufficient funds, after application of Available Funds, as defined above, and application of amounts available from the Reserve Account [and the Capitalized Interest Account] to pay any of the items specified in clauses (a), (b), (c) and (d) of Section 2.8 of the Administration Agreement (but excluding clause (d), and including clause (f) thereof, in the event that a condition exists as described in either sub-clause (i) or (ii) of clause (x) of Section 2.8 of the Administration Agreement), as set forth in Section 2.9 of the Administration Agreement, relating to such distributions, *then* Available Funds for that Distribution Date will include, in addition to the Available Funds as defined above, amounts on deposit in the Collection Account, or amounts held by the Administrator, or which the Administrator reasonably estimates to be held by the Administrator, for deposit into the Collection Account on the related Determination Date which would have constituted Available Funds for the Distribution Date succeeding that Distribution Date, up to the amount necessary to pay such items, and the Available Funds for the succeeding Distribution Date will be adjusted accordingly.

"Basic Documents" means the Trust Agreement, the Indenture, the Servicing Agreement, the Administration Agreement, the Sale Agreement, the Navient CFC Purchase Agreement, the [Blue Ridge Funding Purchase Agreement, the VL Funding Purchase Agreement,] the Eligible Lender Trust Agreement, the Guarantee Agreements, the Note Depository Agreement[, each Swap Agreement, any interest rate cap agreement executed pursuant to Section 2.3(iv) of the Trust Agreement,] and other documents and certificates delivered in connection with any such documents.

"Benefit Plan" means (i) an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to the provisions of Title I of ERISA, (ii) a plan described in Section 4975(e)(1) of the Code, whether or not subject to Section 4975 of the Code or (iii) any entity whose underlying assets include plan assets by reason of a plan's investment in the entity.

"Bill of Sale" has the meaning specified in each of the Purchase Agreements or the Sale Agreement, as applicable.

["Blue Ridge Funding" means Blue Ridge Funding LLC.]

["Blue Ridge Funding Eligible Lender Trustee" means [_____], not in its individual capacity but solely as interim eligible lender trustee for the benefit of Blue Ridge Funding under the Blue Ridge Funding Interim Trust Agreement.]

Appendix A-6

["Blue Ridge Funding Interim Trust Agreement" means the Interim Trust Agreement dated as of [_____, 20__], between Blue Ridge Funding and the Blue Ridge Funding Eligible Lender Trustee.]

["Blue Ridge Funding Purchase Agreement" means the Purchase Agreement Master Securitization Terms Number 1000, dated as of [_____, 20__], among Blue Ridge Funding, the Blue Ridge Funding Eligible Lender Trustee, the Interim Eligible Lender Trustee, the Servicer and the Depositor, as well as each purchase agreement entered into thereunder.]

"Book Entry Note" means a beneficial interest in the Notes, ownership and transfers of which shall be made through book entries by a Clearing Agency as described in Section 2.10 of the Indenture.

"Business Day" means

      (i)   with respect to calculating LIBOR of a specified maturity, any day on which banks in New York, New York and London, England are open for the transaction of international business; and

      (ii)   for all other purposes, any day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in New York, New York or Wilmington, Delaware are authorized or obligated by law, regulation or executive order to remain closed.

["Capitalized Interest" means for any Distribution Date through and including the [____] 20[__] Distribution Date:

(i) if neither of the conditions set forth in Section 2.10(a) of the Administration Agreement are in effect, the amount on deposit in the Capitalized Interest Account on the Distribution Date following distributions with respect to clauses (a) through (e) of Section 2.8 of the Administration Agreement, or (ii) if either of the conditions set forth in Section 2.10(a) of the Administration Agreement is in effect, the excess, if any, of (x) the amount on deposit in the Capitalized Interest Account on the Distribution Date following distributions with respect to clauses (a) through (c) of Section 2.8 of the Administration Agreement over (y) the Class B Noteholder's Interest Distribution Amount.]

["Capitalized Interest Account" means the account designated as such, established and maintained pursuant to Section 2.3(l) of the Administration Agreement.]

["Capitalized Interest Account Balance" means as of any date of determination, the amount on deposit in the Capitalized Interest Account (exclusive of Investment Earnings).]

["Capitalized Interest Account Initial Deposit" means $[____].]

"Carryover Servicing Fee" has the meaning specified in Attachment A to the Servicing Agreement.

Appendix A-7

"Certificateholder" means the Excess Distribution Certificateholder [or the RC Certificateholder, as applicable].

"Certificate Paying Agent" means any paying agent or co-paying agent appointed pursuant to Section 3.3(g) of the Trust Agreement, which paying agent shall initially be the Indenture Trustee.

"Certificate Register" and "Registrar" mean the register mentioned and the registrar appointed pursuant to Section 3.3(c) of the Trust Agreement.

"Class A Maturity Date" means (i) with respect to the Class A-1 Notes, the Class A-1 Maturity Date, and (ii) with respect to the Class A-2 Notes, the Class A-2 Maturity Date.

"Class A Note Interest Shortfall" means, for any Distribution Date, the excess of:

      (i) the Class A Noteholders' Interest Distribution Amount on the preceding Distribution Date, over

      (ii) the amount of interest actually distributed to the Class A Noteholders on such preceding Distribution Date,

plus interest on the amount of such excess interest due to the Class A Noteholders, to the extent permitted by law, at the related Class A Rate from such preceding Distribution Date to the current Distribution Date.

"Class A Noteholder" means the Person in whose name a Class A Note is registered in the Note Register.

"Class A Noteholders' Distribution Amount" means, for any Distribution Date, the sum of the Class A Noteholders' Interest Distribution Amount and the Class A Noteholders' Principal Distribution Amount for that Distribution Date.

"Class A Noteholders' Interest Distribution Amount" means, for any Distribution Date, the sum of:

      (1) the amount of interest accrued at the related Class A Rate for the related Accrual Period on the Outstanding Amount of the Class A Notes on the immediately preceding Distribution Date (or in the case of the initial Distribution Date, the Closing Date) after giving effect to all principal distributions to the Class A Noteholders on the preceding Distribution Date; and

      (2) the Class A Note Interest Shortfall for that Distribution Date.

"Class A Noteholders' Principal Distribution Amount" means, for any Distribution Date, the Principal Distribution Amount for that Distribution Date; provided that the Class A Noteholders' Principal Distribution Amount shall not exceed the aggregate Outstanding Amount of the Class A Notes for such Distribution Date (before giving effect to any distributions on such Distribution Date).

Appendix A-8

In addition, on the related Class A Maturity Date, the principal required to be distributed to the related Class A Noteholders will include the amount required to reduce the Outstanding Amount of the related Class A Notes to zero.

"Class A Notes" means the collective reference to the Class A-1 Notes and the Class A-2 Notes.

"Class A Rate" means (i) with respect to the Class A-1 Notes, the Class A-1 Rate, and (ii) with respect to the Class A-2 Notes, the Class A-2 Rate.

"Class A-1 Maturity Date" means the [_____], 20[__] Distribution Date.

"Class A-1 Notes" means the $[__] Floating Rate Class A-1 Student Loan Backed Notes issued by the Trust pursuant to the Indenture, substantially in the form of Exhibit A thereto.

"Class A-1 Rate" means, for any Accrual Period after the initial Accrual Period, [__]-Month LIBOR, as determined on the related LIBOR Determination Date, plus [__]% based on an Actual/360 accrual method. For the initial Accrual Period, the Class A Rate shall mean the Initial Accrual Rate plus [__]% based on an Actual/360 accrual method.

"Class A-2 Maturity Date" means the [_____], 20[__] Distribution Date.

"Class A-2 Notes" means the $[__] Floating Rate Class A-2 Student Loan Backed Notes issued by the Trust pursuant to the Indenture, substantially in the form of Exhibit A thereto.

"Class A-2 Rate" means, for any Accrual Period after the initial Accrual Period, [__]-Month LIBOR, as determined on the related LIBOR Determination Date, plus [__]% based on an Actual/360 accrual method. For the initial Accrual Period, the Class A Rate shall mean the Initial Accrual Rate plus [__]% based on an Actual/360 accrual method.

"Class B Maturity Date" means the [_____], 20[__] Distribution Date.

"Class B Note Interest Shortfall" means, for any Distribution Date, the excess of:

(i)   the Class B Noteholders' Interest Distribution Amount on the preceding Distribution Date, over

(ii)   the amount of interest actually distributed to the Class B Noteholders on such preceding Distribution Date,

plus interest on the amount of such excess interest due to the Class B Noteholders, to the extent permitted by law, at the Class B Rate from such preceding Distribution Date to the current Distribution Date.

"Class B Noteholder" means the Person in whose name a Class B Note is registered in the Note Register.

"Class B Noteholders' Distribution Amount" means, for any Distribution Date, the sum of the Class B Noteholders' Interest Distribution Amount and the Class B Noteholders' Principal Distribution Amount for that Distribution Date.

"Class B Noteholders' Interest Distribution Amount" means, for any Distribution Date, the sum of:

(1) the amount of interest accrued at the Class B Rate for the related Accrual Period on the Outstanding Amount of the Class B Notes on the immediately preceding Distribution Date (or, in the case of the initial Distribution Date, the Closing Date) after giving effect to all principal distributions to the Class B Noteholders on the preceding Distribution Dates; and

(2) the Class B Note Interest Shortfall for that Distribution Date.

"Class B Noteholders' Principal Distribution Amount" means, for any Distribution Date, the amount by which (a) the Principal Distribution Amount for such Distribution Date exceeds (b) the Class A Noteholders' Principal Distribution Amount for such Distribution Date; provided that the Class B Noteholders' Principal Distribution Amount will not exceed the Outstanding Amount of the Class B Notes for such Distribution Date (before giving effect to any distributions on such Distribution Date).

In addition, on the Class B Maturity Date, the principal required to be distributed to the Class B Noteholders will include the amount required to reduce the Outstanding Amount of the Class B Notes to zero.

"Class B Notes" means the $[__] Floating Rate Class B Student Loan-Backed Notes issued by the Trust pursuant to the Indenture, substantially in the form of Exhibit A thereto.

"Class B Rate" means, for any Accrual Period after the initial Accrual Period, [__]-Month LIBOR, as determined on the related LIBOR Determination Date, plus [__]% based on an Actual/360 accrual method. For the initial Accrual Period, the Class B Rate shall mean the Initial Accrual Rate plus [__]% based on an Actual/360 accrual method.

"Clearing Agency" means DTC, Euroclear or Clearstream, Luxembourg, as applicable, or another organization registered as a "clearing agency" pursuant to applicable law. The initial Clearing Agency for each class of Notes shall be DTC and the nominee for such Clearing Agency shall be Cede & Co.

"Clearing Agency Participant" means a broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency.

"Clearstream, Luxembourg" means Clearstream Banking, société anonyme, Luxembourg or any successor thereto.

"Closing Date" means [_____, 20__].

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and Treasury Regulations promulgated thereunder.

"Collateral" has the meaning specified in the Granting Clause of the Indenture.

"Collection Account" means the account designated as such, established and maintained pursuant to Section 2.3(f) of the Administration Agreement.

"Collection Account Initial Deposit" means (i) $[__] plus (ii) $[__] (representing the excess, if any, of the Pool Balance as of the Statistical Cutoff Date over the Pool Balance as of the Closing Date, to the extent such excess amount is not deposited into the Supplemental Purchase Account).

"Collection Period" means, with respect to the first Distribution Date, the period beginning on the Closing Date and ending on [_____, 20__], and with respect to each subsequent Distribution Date the Collection Period means the calendar month immediately preceding such Distribution Date.

"Commission" means the Securities and Exchange Commission.

"Common Depository" means DTC, Clearstream, Luxembourg and Euroclear, as applicable.

"Consolidation Loans" means Student Loans made in accordance with Section 428C of the Higher Education Act.

"Corporate Trust Office" means with respect to (i) the Indenture Trustee or the Eligible Lender Trustee, the principal office of the Indenture Trustee or the Eligible Lender Trustee at which at any particular time its corporate trust business shall be administered, which office at the Closing Date is located at [_____] (telephone: [_____]; facsimile: [_____] or at such other address as the Indenture Trustee or the Eligible Lender Trustee, as applicable, may designate from time to time by notice to the Noteholders and the Depositor, or the principal corporate trust office of any successor Indenture Trustee or Eligible Lender Trustee, as applicable, (the address of which the successor Indenture Trustee or Eligible Lender Trustee, as applicable, will notify the Noteholders, the Administrator and the Depositor) and (ii) the Owner Trustee, the principal corporate trust office of the Trustee located at [_____] (telephone: [_____]; facsimile: [_____]); or at such other address as the Owner Trustee may designate by notice to the Depositor, or the principal corporate trust office of any successor Owner Trustee (the address of which the successor Owner Trustee will notify the Administrator and the Depositor).

"Cutoff Date" means (a) the Initial Cutoff Date with respect to the Initial Trust Student Loans and (b) the applicable Subsequent Cutoff Date with respect to the related Additional Trust Student Loan or Substituted Trust Student Loan.

["DBRS" means DBRS, Inc. or any successor Rating Agency.]

"Default" means any occurrence that is, or with notice or the lapse of time or both would become, an Event of Default.

"Definitive Notes" has the meaning specified in Section 2.10 of the Indenture.

"Defaulted Loan" means a Trust Student Loan as to which the related Obligor is (i) more than 270 days delinquent in payments due and owed, (ii) deceased, or (iii) subject to an ongoing bankruptcy or insolvency proceeding.

"Delaware Statutory Trust Act" means Chapter 38 of Title 12, Part V of the Delaware Code, entitled "Treatment of Delaware Statutory Trusts."

"Delivery" when used with respect to Trust Account Property means:

(a)   with respect to bankers' acceptances, commercial paper, negotiable certificates of deposit and other obligations that constitute "instruments" (as defined in Section 9-102(a)(47) of the UCC) and are susceptible of physical delivery, physical delivery thereof to the Indenture Trustee endorsed to the Indenture Trustee or endorsed in blank, and, with respect to a "certificated security" (as defined in Section 8-102(a)(4) of the UCC) (i) delivery of such certificated security endorsed to, or registered in the name of, the Indenture Trustee "securities intermediary" (as defined in Section 8-102(a)(14) of the UCC), or endorsed in blank, and, in the case of delivery to a securities intermediary, the making by such securities intermediary of book-entries sufficient to cause the Indenture Trustee to become the "entitlement holder" (as defined in Section 8-102(a)(4) of the UCC with respect to such certificated security, or (ii) delivery thereof to a "clearing corporation" (as defined in Section 8-102(a)(5) of the UCC) and the making by such clearing corporation of book-entries sufficient to cause a securities intermediary become the entitlement holder with respect to such certificated security and the making by such securities intermediary of book-entries sufficient to cause the Indenture Trustee to become the entitlement holder with respect thereto (all of the foregoing, but not including Trust Student Loans, "Physical Property"); and such additional or alternative procedures as may hereafter become appropriate to effect the complete transfer of ownership of any such Trust Account Property to the Indenture Trustee, consistent with changes in applicable law or regulations or the interpretation thereof;

(b)   with respect to any security issued or guaranteed by the U.S. Treasury, the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association that is a book-entry security held at a Federal Reserve Bank pursuant to federal book-entry regulations (collectively, "Federal Book-Entry Securities"), the following procedures, all in accordance with applicable law, including applicable federal regulations and Articles 8 and 9 of the UCC: the crediting of such book-entry security to a participant's book-entry account of the Indenture Trustee or its securities intermediary at a Federal Reserve Bank (a "Participant's Account"), and, in the case of such Federal Book-Entry Securities credited to a Participant's Account of a securities intermediary, the making by such securities intermediary of book-entries sufficient to cause the Indenture Trustee to become the entitlement holder with respect thereto; and

(c)   with respect to any item of Trust Account Property that is an "uncertificated security" (as defined in Section 8-102(a)(18) of the UCC), registration on the books and records of the issuer thereof in the name of the Indenture Trustee or a securities intermediary, and, in the case of registration in the name of a securities intermediary, the making by such securities intermediary of book-entries sufficient to cause the Indenture Trustee to become the entitlement holder with respect thereto.

"Department" means the United States Department of Education, an agency of the Federal government.

"Depositor" means Navient Funding, LLC, a Delaware limited liability company, and its successors and assigns, including, for such purpose, a permitted transferee of all of Navient Funding, LLC's right, title and interest in the Excess Distribution Certificate.

"Depository Agreement" means the Note Depository Agreement.

"Determination Date" means, with respect to the Collection Period preceding any Distribution Date, the first Business Day preceding such Distribution Date.

"Directing Noteholders" has the meaning set forth in Section 11.1(b) of the Indenture.

"Distribution Date" means the [25th] day of each calendar month, or, if such day is not a Business Day, the immediately following Business Day, commencing in [____], 20[__].

"Dodd-Frank Act" means the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010.

"DTC" means The Depository Trust Company, or any successor thereto.

"DTC Custodian" means [_____].

"Eligible Deposit Account" means either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the States or the District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as any of the securities of such depository institution have a credit rating from [Moody's], [S&P], and, if such institution is rated by [Fitch], [Fitch], in one of their generic rating categories which signifies investment grade.

"Eligible Guaranteed Loan" has the meaning specified in any of the Purchase Agreements or the Sale Agreement, as applicable.

"Eligible Institution" means a depository institution organized under the laws of the United States of America or any one of the States or the District of Columbia (or any domestic branch of a foreign bank) (i) which has (A) either a long-term senior unsecured debt rating of "[__]" or a short-term senior unsecured debt or certificate of deposit rating of "[__]" or better by [S&P] and (B)(1) a long-term senior unsecured debt rating of "[__]" or better or (2) a short-term senior unsecured debt rating of "[__]" or better by [Moody's], and (C) a long-term senior unsecured debt rating of "[__]" or a short-term senior unsecured debt rating of "[__]" by [Fitch], or any other long-term, short-term or certificate of deposit rating with respect to which the Rating Agency Condition has been satisfied; provided that clauses (A), (B) and (C) shall only apply if the applicable rating agency is then rating the Notes, and (ii) whose deposits are insured by the FDIC. If so qualified, the Eligible Lender Trustee or the Indenture Trustee may be considered an Eligible Institution.

"Eligible Investments" means book-entry securities, negotiable instruments or securities represented by instruments in bearer or registered form which evidence:

(a) direct obligations of, and obligations fully guaranteed as to timely payment by, the United States of America, [the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association,] or any agency or instrumentality of the United States of America the obligations of which are backed by the full faith and credit of the United States of America; provided that obligations of, or guaranteed by, [the Government National Mortgage Association (GNMA), the Federal Home Loan Mortgage Corporation (Freddie Mac) or the Federal National Mortgage Association (Fannie Mae)] shall be Eligible Investments only if, at the time of investment, they meet the criteria of each of the Rating Agencies for collateral for securities having ratings equivalent to the respective ratings of the Notes in effect at the Closing Date;

(b) demand deposits, time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any state (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities (including depository receipts issued by any such institution or trust company as custodian with respect to any obligation referred to in clause (a) above or portion of such obligation for the benefit of the holders of such depository receipts); provided that at the time of the investment or contractual commitment to invest therein (which shall be deemed to be made again each time funds are reinvested following each Distribution Date), the commercial paper or other short-term senior unsecured debt obligations (other than such obligations the rating of which is based on the credit of a Person other than such depository institution or trust company) thereof shall have a credit rating from each of the Rating Agencies in the highest investment category granted thereby;

(c) commercial paper having, at the time of the investment, a rating from each of the Rating Agencies in the highest investment category granted thereby;

(d) investments in money market funds having a rating from each of the Rating Agencies in the highest investment category granted thereby (including funds for which the Indenture Trustee, the Administrator or the Eligible Lender Trustee or any of their respective Affiliates is investment manager or advisor);

(e) bankers' acceptances issued by any depository institution or trust company referred to in clause (b) above;

(f) repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in clause (b) above;

(g) Eligible Repurchase Obligations; or

(h) any other investment which would not result in the downgrading or withdrawal of any rating of the Notes by any of the Rating Agencies as affirmed in writing delivered to the Indenture Trustee.

For purposes of the definition of "Eligible Investments," the phrase "highest investment category" means (i) in the case of [Fitch], "[AAA]" for long-term investments (or the equivalent) and "[F-1+]" for short-term investments (or the equivalent), (ii) in the case of [Moody's], "[Aaa]" for long-term investments (or the equivalent) and "[P-1]" for short-term investments (or the equivalent), and (iii) in the case of [S&P], "[AAA]" for long-term investments (or the equivalent) and "[A-1+]" for short-term investments (or the equivalent). A proposed investment not rated by [Fitch] but rated in the highest investment category by [Moody's] shall be considered to be rated by each of the Rating Agencies in the highest investment category granted thereby.

"Eligible Lender Trust Agreement" means the Eligible Lender Trust Agreement, dated as of [_____, 20__], between the Eligible Lender Trustee and the Trust.

"Eligible Lender Trustee" means [_____], not in its individual capacity but solely as Eligible Lender Trustee under the Trust Agreement. "Eligible Lender Trustee" shall also mean each successor Eligible Lender Trustee as of the qualification of such successor as Eligible Lender Trustee under the Trust Agreement.

"Eligible Loans" has the meaning specified in any of the Purchase Agreements or the Sale Agreement, as applicable.

"Eligible Repo Counterparty" means an institution that is an eligible lender (under the Federal Family Education Loan Program) or that holds Student Loans through an eligible lender trustee and whose short-term debt ratings are not less than "[P-1]" by [Moody's], "[A-1]" by [S&P] and "[F1]" by [Fitch], if rated by [Fitch]; provided that such short-term debt ratings shall only apply if the applicable Rating Agency is then rating the Notes.

"Eligible Repurchase Obligations" means repurchase obligations with respect to Student Loans serviced by the Servicer or an Affiliate thereof, entered into with an Eligible Repo Counterparty, provided that the applicable repurchase date shall occur no later than the Business Day prior to the next Distribution Date.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Euroclear" means the Euroclear System, or any successor thereto.

"European Clearing Systems" means Euroclear or Clearstream, Luxembourg.

"Event of Default" has the meaning specified in Section 5.1 of the Indenture.

"Excess Distribution Certificate" means the certificate, substantially in the form of Exhibit A to the Trust Agreement, evidencing the right to receive payments thereon as set forth in Sections 2.8(n) and 2.9(f) of the Administration Agreement.

"Excess Distribution Certificateholder" means the person in whose name an Excess Distribution Certificate is registered in the Excess Distribution Certificate Register.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Executive Officer" means, with respect to any corporation, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, any Executive Vice President, any Senior Vice President, any Vice President, the Secretary or the Treasurer of such corporation; and with respect to any partnership, any general partner thereof.

"Expenses" means any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits, and any and all reasonable costs, expenses and disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever which may at any time be imposed on, incurred by, or asserted against the Owner Trustee or any of its officers, directors or agents in any way relating to or arising out of the Trust Agreement, the other Basic Documents, the Trust Estate, the administration of the Trust Estate or the action or inaction of the Owner Trustee under the Trust Agreement or the other Basic Documents.

"FATCA" means the U.S. Foreign Account Tax Compliance Act, as amended, and any successor statute, and the rules thereunder.

"FATCA Withholding Tax" means any withholding taxes imposed on or in respect of any Note pursuant to FATCA or any intergovernmental agreement or any agreement entered into pursuant to section 1471(b)(1) of the Code.

"FDIC" means the Federal Deposit Insurance Corporation.

"Federal Funds Rate" means the rate set forth for such day opposite the caption "Federal Funds (effective)" in the weekly statistical release designated H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System. If such rate is not published in the relevant H.15(519) for any day, the rate for such day shall be the arithmetic mean of the rates for the last transaction in overnight Federal Funds arranged prior to 9:00 a.m. New York City time on that day by each of four leading brokers in such transactions located in New York City selected by the Administrator. The Federal Funds rate for each Saturday and Sunday and for any other that is not a Business Day shall be the Federal Funds Rate for the preceding Business Day as determined above.

["Fitch" means Fitch Ratings, Inc., also known as Fitch Ratings or any successor Rating Agency.]

"Floor Income Rebate Account" means the account designated as such, established and maintained pursuant to Section 2.3(n) of the Administration Agreement.

"Floor Income Rebate Account Release Amount" means, for each related Distribution Date as described in Section 8.2(m) of the Indenture, all amounts on deposit in the Floor Income Rebate Account at the end of the Collection Period preceding such Distribution Date.

"Funding Interim Trust Agreement" means the Interim Trust Agreement, dated as of [_____], 20[___], between the Depositor and the Interim Eligible Lender Trustee.

"GLB Regulations" means the Joint Banking Agencies' Privacy of Consumer Financial Information, Final Rule (12 CFR Parts 40, 216, 332 and 573) or the Federal Trade Commission's Privacy of Consumer Financial Information, Final Rule (16 CFR Part 313), as applicable, implementing Title V of the Gramm-Leach-Bliley Act, Public Law 106-102, as amended.

"Grant" means mortgage, pledge, bargain, sell, warrant, alienate, remise, release, convey, assign, transfer, create and grant a lien upon and a security interest in and right of set-off against, deposit, set over and confirm pursuant to the Indenture. A Grant of the Collateral or of any other agreement or instrument shall include all rights, powers and options (but none of the obligations) of the Granting party thereunder, including the immediate and continuing right to claim for, collect, receive and give receipt for principal and interest payments in respect of the Collateral and all other moneys payable thereunder, to give and receive notices and other communications, to make waivers or other agreements, to exercise all rights and options, to bring Proceedings in the name of the Granting party or otherwise and generally to do and receive anything that the Granting party is or may be entitled to do or receive thereunder or with respect thereto.

"Guarantee Agreement" means any agreement between any Guarantor and the Eligible Lender Trustee providing for the payment by the related Guarantor of amounts authorized to be paid pursuant to the Higher Education Act to holders of qualifying Student Loans guaranteed in accordance with the Higher Education Act by such Guarantor.

"Guarantee Payment" means any payment made by a Guarantor pursuant to a Guarantee Agreement in respect of a Trust Student Loan.

"Guarantor" means any entity listed on Attachment B (as amended from time to time) to the Sale Agreement, the Purchase Agreements, any Additional Purchase Agreement or any Additional Sale Agreement, as applicable.

"H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the United States Federal Reserve System.

"H.15 Daily Update" means the daily update for H.15(519), available through the world wide web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publications.

"Higher Education Act" means the Higher Education Act of 1965, as amended, together with any rules, regulations and interpretations thereunder.

"Indenture" means the Indenture dated as of [_____], 20[___], among the Eligible Lender Trustee, the Trust and the Indenture Trustee.

"Indenture Trust Estate" means all money, instruments, rights and other property that are subject or intended to be subject to the lien and security interest of the Indenture for the benefit of the Noteholders (including all Collateral Granted to the Indenture Trustee), including all proceeds thereof.

"Indenture Trustee" means [_____], not in its individual capacity but solely as indenture trustee under the Indenture.

"Independent" means, when used with respect to any specified Person, that the Person (a) is in fact independent of the Trust, any other obligor upon the Notes, the Depositor and any Affiliate of any of the foregoing Persons, (b) does not have any direct financial interest or any material indirect financial interest in the Trust, any such other obligor, the Depositor or any Affiliate of any of the foregoing Persons and (c) is not connected with the Trust, any such other obligor, the Depositor or any Affiliate of any of the foregoing Persons as an officer, employee, promoter, underwriter, placement agent, trustee, partner, director or person performing similar functions.

"Independent Certificate" means a certificate or opinion to be delivered to the Indenture Trustee under the circumstances described in, and otherwise complying with, the applicable requirements of Section 11.1 of the Indenture, made by an Independent appraiser or other expert appointed by an Issuer Order and approved by the Indenture Trustee in the exercise of reasonable care, and such opinion or certificate shall state that the signer has read the definition of "Independent" in the Indenture and that the signer is Independent within the meaning thereof.

"Index Maturity" means, with respect to any Accrual Period, a period of time equal to [__] month[s] and/or [__] months, as applicable, commencing on the first day of that Accrual Period.

"Initial Accrual Rate" means, for each class of the Class A Notes and the Class B Notes and any Accrual Period commencing on the Closing Date to, but excluding, the first Distribution Date for that class of Notes, the rate per annum as determined on the related Determination Date, as follows:

$$X + [[\_\_\_] / [\_\_\_] * (Y\text{-}X)]$$

where:

$$X = [\_\_\_] \text{-Month LIBOR, and}$$

$$Y = [\_\_\_] \text{-Month LIBOR.}$$

"Initial Cutoff Date" means [_____], 20[__].

"Initial Cutoff Date Pool Balance" means, as of the Initial Cutoff Date and with respect to the Initial Trust Student Loans, $[__], representing the estimated Pool Balance as of the Initial Cutoff Date.

"Initial Pool Balance" means (1) the Initial Cutoff Date Pool Balance plus (2) the Supplemental Purchase Account Initial Deposit.

"Initial Trust Student Loans" means the Trust Student Loans purchased by the Trust on the Closing Date pursuant to the Sale Agreement.

"Insolvency Event" means, with respect to a specified Person, (a) the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person or any substantial part of its property in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its property, or ordering the winding-up or liquidation of such Person's affairs, which decree or order remains unstayed and in effect for a period of 60 consecutive days; or (b) the commencement by such Person of a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by such Person to the entry of an order for relief in an involuntary case under any such law, or the consent by such Person to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its property, or the making by such Person of any general assignment for the benefit of creditors, or the failure by such Person generally to pay its debts as such debts become due, or the taking of action by such Person in furtherance of any of the foregoing.

["Interest Rate Cap Agreement Collateral Account" means the account designated as such, established and maintained pursuant to Section 3.1B of the Indenture.]

["Interest Rate Cap Agreement Collateral Account Initial Deposit" shall mean $0.]

["Interest Rate Cap Collateral" has the meaning specified in Section 3.1B of the Indenture.]

["Interest Rate Cap Credit Support Agreement" has the meaning specified in Section 3.1B of the Indenture.]

"Interest Subsidy Payments" means payments, designated as such, consisting of interest subsidies by the Department in respect of the Trust Student Loans to the Eligible Lender Trustee on behalf of the Trust in accordance with the Higher Education Act.

"Interim Eligible Lender Trustee" means [_____], not in its individual capacity but solely as Interim Eligible Lender Trustee under each Interim Trust Agreement. "Interim Eligible Lender Trustee" shall also mean each successor Interim Eligible Lender Trustee as of the qualification of such Interim Eligible Lender Trustee under the Interim Trust Agreement.

"Interim Trust Agreement" means each of the Funding Interim Trust Agreement[, the Blue Ridge Funding Interim Trust Agreement and the VL Funding Interim Trust Agreement].

"Interim Trust Loans" has the meaning set forth in the related Interim Trust Agreement.

"Investment Earnings" means, with respect to any Distribution Date, the earnings derived from Eligible Investments (net of losses and investment expenses) on amounts on deposit in the Trust Accounts to be deposited into the Collection Account on or prior to such Distribution Date pursuant to Section 2.3(b) of the Administration Agreement.

["Irish Listing Agent" means, initially, [_____].]

["Irish Paying Agent" means, initially, [_____].]

"Issuer" means the Trust and, for purposes of any provision contained in the Indenture and required by the TIA, each other obligor on the Notes.

"Issuer Order" and "Issuer Request" means a written order or request signed in the name of the Issuer by any one of its Authorized Officers and delivered to the Indenture Trustee.

"LIBOR" means One-Month LIBOR, Two-Month LIBOR and/or Three-Month LIBOR, as applicable.

"LIBOR Determination Date" means, for each Accrual Period, the second Business Day before the beginning of that Accrual Period.

"Lien" means a security interest, lien, charge, pledge, equity or encumbrance of any kind, other than tax liens and any other liens, if any, which attach to the respective Trust Student Loan by operation of law as a result of any act or omission by the related Obligor.

"Liquidated Student Loan" means any defaulted Trust Student Loan liquidated by the Servicer (which shall not include any Trust Student Loan on which Guarantee Payments are received) or which the Servicer has, after using all reasonable efforts to realize upon such Trust Student Loan, determined to charge off.

"Liquidation Proceeds" means, with respect to any Liquidated Student Loan which became a Liquidated Student Loan during the current Collection Period in accordance with the Servicer's customary servicing procedures, the moneys collected in respect of the liquidation thereof from whatever source, other than Recoveries, net of the sum of any amounts expended by the Servicer in connection with such liquidation and any amounts required by law to be remitted to the Obligor on such Liquidated Student Loan.

"Loan" has the meaning set forth in Section 2 of each of the Purchase Agreements, as applicable, and each Additional Purchase Agreement.

["Luxembourg Listing Agent" means, initially, [_____].]

["Luxembourg Paying Agent" means, initially, [_____].]

"Minimum Purchase Amount" means an amount that would be sufficient to (i) reduce the Outstanding Amount of each class of Notes on such Distribution Date to zero, and (ii) pay to the respective Noteholders the Class A Noteholders' Interest Distribution Amount and the Class B Noteholders' Interest Distribution Amount payable on such Distribution Date.

["Moody's" means Moody's Investors Service, Inc. or any successor Rating Agency.]

"Navient CFC" means Navient Credit Finance Corporation.

"Navient CFC Purchase Agreement" means the Purchase Agreement Master Securitization Terms Number 1000, dated as of [_____], 20[__], among Navient CFC, the

Interim Eligible Lender Trustee and the Depositor, as well as each purchase agreement entered into thereunder.

"Note Depository Agreement" means the Letter of Representations, dated as of [_____], 20[__] among the Trust, the Eligible Lender Trustee and the Indenture Trustee in favor of DTC.

"Note Final Maturity Date" means the Class A-1 Maturity Date, the Class A-2 Maturity Date or the Class B Maturity Date, as applicable.

"Note Interest Shortfall" means the Class A Note Interest Shortfall, if any, and/or the Class B Note Interest Shortfall, if any, as applicable.

"Note Owner" means, with respect to a Book-Entry Note, the Person who is the owner of such Book-Entry Note, as reflected on the books of the applicable Clearing Agency, or on the books of a Person maintaining an account with such Clearing Agency (directly as a Clearing Agency Participant or as an indirect participant, in each case in accordance with the rules of such Clearing Agency).

"Note Pool Factor" means, as of the close of business on a Distribution Date, a seven-digit decimal figure equal to the Outstanding Amount of a class of Notes divided by the original Outstanding Amount of such class of Notes. The Note Pool Factor for each class will be 1.0000000 as of the Closing Date; thereafter, the Note Pool Factor for each class will decline to reflect reductions in the Outstanding Amount of that class of Notes.

"Note Rates" means, with respect to any Accrual Period, the Class A-1 Rate, the Class A-2 Rate and the Class B Rate for such Accrual Period, collectively.

"Note Register" and "Note Registrar" have the respective meanings specified in Section 2.4 of the Indenture.

"Noteholder" means the Person in whose name a Note is registered in the Note Register.

"Noteholder FATCA Information" means information sufficient to eliminate the imposition of, or determine the amount of, U.S. withholding tax under FATCA.

"Noteholder Tax Identification Information" means properly completed and signed tax certifications (generally, in the case of U.S. federal income tax, IRS Form W-9 (or applicable successor form) in the case of a person that is a "United States Person" within the meaning of Section 7701(a)(30) of the Code or the appropriate IRS Form W-8 (or applicable successor form) in the case of a person that is not a "United States Person" within the meaning of Section 7701(a)(30) of the Code).

"Note" means a Class A-1 Note, a Class A-2 Note or a Class B Note.

"Notes" means the collective reference to the Class A Notes and the Class B Notes.

"Obligor" on a Trust Student Loan means the borrower or co-borrowers of such Trust Student Loan and any other Person who owes payments in respect of such Trust Student Loan, including the Guarantor thereof and, with respect to any Interest Subsidy Payment or Special Allowance Payment, if any, thereon, the Department.

"Officers' Certificate" means (i) in the case of the Trust, a certificate signed by any Authorized Officer of the Owner Trustee, under the circumstances described in, and otherwise complying with, the applicable requirements of Section 11.1 of the Indenture, and delivered to the Indenture Trustee, and (ii) in the case of the Depositor, the Administrator or the Servicer, a certificate signed by any Authorized Officer of the Depositor, the Administrator or the Servicer, as applicable.

"One-Month LIBOR", "Two-Month LIBOR" and "Three-Month LIBOR" means, with respect to any Accrual Period, the London interbank offered rate for deposits in U.S. Dollars having the Index Maturity which appears on a service used by the Administrator that displays the ICE Benchmark Administration Settlement Rate (or any successor rate) as of 11:00 a.m. London time, on the related LIBOR Determination Date. If this rate does not appear on such page or on such comparable service as is customarily used to quote LIBOR, the rate for that day will be determined on the basis of the rates at which deposits in U.S. Dollars, having the Index Maturity and in a principal amount of not less than U.S. $1,000,000, are offered at approximately 11:00 a.m., London time, on that LIBOR Determination Date, to prime banks in the London interbank market by the Reference Banks. The Administrator will request the principal London office of each Reference Bank to provide a quotation of its rate. If the Reference Banks provide at least two quotations, the rate for that day will be the arithmetic mean of the quotations. If the Reference Banks provide fewer than two quotations, the rate for that day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Administrator at approximately 11:00 a.m., New York time, on that LIBOR Determination Date, for loans in U.S. Dollars to leading European banks having the Index Maturity and in a principal amount of not less than U.S. $1,000,000. If the banks selected as described above are not providing quotations, LIBOR in effect for the applicable Accrual Period will be LIBOR for the Index Maturity in effect for the previous Accrual Period. All percentages resulting from such calculations shall be rounded, if necessary, to the nearest 1/100,000 of 1%, or 0.0000001, with five one-millionths of a percentage point being rounded upward.

"Opinion of Counsel" means (i) with respect to the Trust, one or more written opinions of counsel who may, except as otherwise expressly provided in the Indenture, be employees of or counsel to the Owner Trustee, the Trust, the Depositor or an Affiliate of the Depositor and who shall be satisfactory to the Indenture Trustee, and which opinion or opinions shall be addressed to the Indenture Trustee as Indenture Trustee, shall comply with any applicable requirements of Section 11.1 of the Indenture and shall be in form and substance satisfactory to the Indenture Trustee, and (ii) with respect to the Depositor, the Administrator or the Servicer, one or more written opinions of counsel who may be an employee of or counsel to the Depositor, the Administrator or the Servicer, which counsel shall be acceptable to the Indenture Trustee and the Owner Trustee.

"Origination Fee" means any origination fee payable to the Department by the lender with respect to any Trust Student Loan.

"<u>Outstanding</u>" means, as of any date of determination, all Notes theretofore authenticated and delivered under the Indenture except:

(a) Notes theretofore cancelled by the Note Registrar or delivered to the Note Registrar for cancellation;

(b) Notes or portions thereof, for which payment has been made to the applicable Noteholders in reduction of the outstanding principal balance thereof or for which money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent in trust for the Noteholders thereof (<u>provided</u>, <u>however</u>, that if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to the Indenture);[and]

(c) Notes in exchange for or in lieu of other Notes which have been authenticated and delivered pursuant to the Indenture unless proof satisfactory to the Indenture Trustee is presented that any such Notes are held by a bona fide purchaser; <u>provided</u> that in determining whether the Noteholders of the requisite Outstanding Amount of the Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder or under any other Basic Document, Notes owned by the Trust, any other obligor upon the Notes, the Depositor or any Affiliate of any of the foregoing Persons shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes that a Responsible Officer of the Indenture Trustee either actually knows to be so owned or has received written notice thereof shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Trust, any other obligor upon the Notes, the Depositor or any Affiliate of any of the foregoing Persons[; and]

(d) [Notes held by the Depositor, the Sponsor or a majority-owned Affiliate of the Sponsor to satisfy the Risk Retention Requirement will not have any voting or consent rights of Noteholders under the Indenture or any other Basic Document and such Notes shall not be counted as "Outstanding" solely for determining whether a particular percentage of Notes has voted or consented on any matter].

"<u>Outstanding Amount</u>" means, as of any date of determination, the aggregate principal balance of all the Notes or of the applicable class or classes of Notes or of the Notes voted, as the case may be, that are Outstanding at such date of determination.

["<u>Overcollateralization Percentage</u>" means [___]%, calculated to equal the sum of the Initial Pool Balance and the Capitalized Interest Account Initial Deposit and the Reserve Account Initial Deposit, divided by the Outstanding Amount of the Notes as of the Closing Date.]

"<u>Owner Trustee</u>" means [_____], not in its individual capacity but solely as Owner Trustee under the Trust Agreement. "Owner Trustee" shall also mean each successor Owner Trustee as of the qualification of such successor as Owner Trustee under the Trust Agreement.

Appendix A-23

"Paying Agent" means, with respect to the Notes, the Indenture Trustee or any other Person that meets the eligibility standards for the Indenture Trustee specified in Section 6.11 of the Indenture and is authorized by the Owner Trustee on behalf of the Trust to make the payments to and distributions from the Collection Account and payments of principal of and interest and any other amounts owing on the Notes on behalf of the Trust.

"Person" means any individual, corporation, estate, partnership, joint venture, association, joint stock company, trust (including any beneficiary thereof), unincorporated organization, limited liability company, limited liability partnership or government or any agency or political subdivision thereof.

"Physical Property" has the meaning assigned to such terms in the definition of "Delivery" above.

"PLUS Loan" means a Loan that was made pursuant to the PLUS Program established under Section 428B of the Higher Education Act (or predecessor provisions).

"Pool Balance" for any date means the aggregate principal balance of the Trust Student Loans on that date (including accrued interest that is expected to be capitalized) as such balance has been reduced through such date by:

(a)   all payments received by the Trust through that date from Obligors, the Guarantors and the Department;

(b)   all amounts received by the Trust through that date from repurchases of the Trust Student Loans by Navient CFC, [Blue Ridge Funding, VL Funding] or the Depositor, as applicable, or purchases by the Servicer;

(c)   all Liquidation Proceeds and Realized Losses on the Trust Student Loans liquidated through that date;

(d)   the amount of any adjustments to the outstanding principal balances of the Trust Student Loans that the Servicer makes under the Servicing Agreement through that date; and

(e)   the amount by which Guarantor reimbursements of principal on defaulted Trust Student Loans through that date are reduced from 100% to 98%, from 99% to 97%, or from and to such other applicable percentages as are required by the risk sharing provisions of the Higher Education Act.

"Predecessor Note" means, with respect to any particular Note, every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purpose of this definition, any Note authenticated and delivered under Section 2.5 of the Indenture and in lieu of a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

"Primary Servicing Fee" for any Distribution Date has the meaning specified in Attachment A to the Servicing Agreement, and shall include any such fees from prior Distribution Dates that remain unpaid.

"Principal Distribution Amount" means, for any Distribution Date, the amount, not less than zero, by which (a) the aggregate Outstanding Amount of the Notes immediately prior to such Distribution Date exceeds (b) the Adjusted Pool Balance for such Distribution Date less the Specified Overcollateralization Amount. Notwithstanding the foregoing, (i) on or after the related Note Final Maturity Date, the Principal Distribution Amount shall not be less than the amount that is necessary to reduce the Outstanding Amount of the related class of Notes to zero, and (ii) the Principal Distribution Amount shall not exceed the aggregate Outstanding Amount of the Notes as of any Distribution Date (before giving effect to any distributions on such Distribution Date).

"Proceeding" means any suit in equity, action at law or other judicial or administrative proceeding.

"Prospectus" means the collective reference to the Base Prospectus dated [_____], 20[__] and the Prospectus Supplement dated [_____], 20[__].

"Purchase Agreement" means [each of] the Navient CFC Purchase Agreement, [the Blue Ridge Funding Purchase Agreement or the VL Funding Purchase Agreement each] dated as of [_____], 20[__].

"Purchase Amount" with respect to any Trust Student Loan means the amount required to prepay in full such Trust Student Loan under the terms thereof including all accrued and unpaid interest thereon.

"Purchased Student Loan" means a Trust Student Loan which is, as of the close of business on the last day of a Collection Period, purchased by the Servicer pursuant to Section 3.5A or 3.5H of the Servicing Agreement or repurchased by the Depositor pursuant to Section 6 of the Sale Agreement, purchased by the Servicer pursuant to Section 6.1 of the Administration Agreement, repurchased by Navient CFC pursuant to Section 6 of the Navient CFC Purchase Agreement, repurchased by [Blue Ridge Funding pursuant to Section 6 of the Blue Ridge Funding Purchase Agreement, repurchased by VL Funding pursuant to Section 6 of the VL Funding Purchase Agreement] or sold to another eligible lender holding one or more Serial Loans with respect to such Trust Student Loan pursuant to Section 3.11E of the Servicing Agreement.

"Rating Agency" means each of [DBRS], [Fitch], [Moody's] and [S&P], so long as such organization is then rating the Notes. If any such organization or successor thereto is no longer in existence, "Rating Agency" with respect to such organization shall be a nationally recognized statistical rating organization or other comparable Person designated by the Administrator, written notice of which designation shall be given to the Indenture Trustee, the Owner Trustee and the Servicer.

"Rating Agency Condition" means, with respect to any intended action, that each Rating Agency then rating a class of Notes [other than _____], shall have been given 10 days' prior written notice thereof and that each such Rating Agency shall have notified the Administrator, the Servicer, the Trust and the Indenture Trustee in writing that such proposed action will not result in and of itself in the reduction or withdrawal of its then-current rating of any class of Notes.

["RC Certificate" means the certificate, substantially in the form of Exhibit A-2 to the Trust Agreement, evidencing the right to receive payments thereon as set forth in Sections 2.07 and 2.08 of the Administration Agreement.]

["RC Certificateholder" means the person in whose name a RC Certificate is registered in the Certificate Register. [Initially, the RC Certificateholder shall be [the Depositor], and thereafter the RC Certificateholder shall be an Affiliate of the Depositor consolidated with it for accounting purposes.]]

"RC Eligible Affiliate" has the meaning specified in Section 3.3(i) of the Trust Agreement.

"Realized Loss" means the excess of the principal balance, including any interest that had been or had been expected to be capitalized, of any Liquidated Student Loan over Liquidation Proceeds for that Liquidated Student Loan to the extent allocable to principal, including any interest that had been or had been expected to be capitalized.

"Record Date" means, with respect to a Distribution Date or Redemption Date and for each class of Notes, the close of business on the day preceding such Distribution Date or Redemption Date.

"Recoveries" means moneys collected from whatever source with respect to any Liquidated Student Loan which was written off in prior Collection Periods or during the current Collection Period, net of the sum of any amounts expended by the Servicer for the account of any Obligor and any amounts required by law to be remitted to any Obligor.

"Redemption Date" means in the case of a payment to Noteholders pursuant to Section 10.1 of the Indenture, the Distribution Date specified pursuant to Section 10.1 of the Indenture.

"Redemption Price" means an amount equal to the Outstanding Amount of the Notes, plus accrued and unpaid interest thereon at the applicable Note Rate to but excluding the Redemption Date.

"Reference Banks" means four major banks in the London interbank market, as selected by the Administrator.

"Registrar" means the Excess Distribution Certificate Registrar and/or the Note Registrar, as applicable.

"Regulation AB" means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§ 229.1100 229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting releases (Asset Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (Jan. 7, 2005) and the portions of Asset-Backed Securities Disclosure and Registration, Securities Act Release No. 33-9638, 79 Fed. Reg. 57,184 (Sept. 24, 2014)) that are in effect on any specific date or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Regulation RR" means 17 C.F.R. §§ 246, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Credit Risk Retention, Securities Act Release No. 34-73407, 79 Fed. Reg. 77,602 (December 24, 2014) that are in effect on any specific date or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Rejected Guaranty Loan" means a Defaulted Loan as to which a claim for a Guarantee Payment under a related Guaranty Agreement was submitted pursuant to Section 3.2.B. of the Servicing Agreement, which was rejected by the applicable Guarantor and as to which the cure period to correct all issues identified by such Guarantor has expired or such issues are not capable of being remedied within 360 days of the date of the rejection of the claim.

"Rejected Guaranty Claims Trigger Event" means that, as of the end of any Collection Period, the aggregate principal balance of all Rejected Guaranty Loans exceeds 1.5% of the [Adjusted] Pool Balance as of such date.

["Replacement Transaction" has the meaning specified in the Swap Agreement.]

"Requesting Noteholders" has the meaning set forth in Section 11(a) of the Indenture.

"Reserve Account" means the account designated as such, established and maintained pursuant to Section 2.3(g) of the Administration Agreement.

"Reserve Account Initial Deposit" means $[__].

"Responsible Officer" means, with respect to the Indenture Trustee, any officer within the Corporate Trust Office of the Indenture Trustee, including any Vice President, Assistant Vice President, Assistant Treasurer, Assistant Secretary, or any other officer of the Indenture Trustee customarily performing functions similar to those performed by any of the above designated officers, with direct responsibility for the administration of the Indenture and the other Basic Documents on behalf of the Indenture Trustee and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"Reuters Screen LIBOR01 Page" means the display page so designated on the Reuters Monitor Money Rates Service (or such other page as may replace that page on that service for the purpose of displaying comparable rates or prices).

["Risk Retention Requirement" means the credit risk retention requirements adopted under the Dodd-Frank Act and Regulation RR.]

["Risk Retention Restricted Period" means the latest to occur of: (1) [two] years from the Closing Date, (2) the date the Pool Balance is one-third or less of the Initial Pool Balance, or (3) the date the Outstanding Amount of the Notes is one-third or less of the original Outstanding Amount (excluding clause (d) of the definition of Outstanding) of such Notes.]

["S&P" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business, or any successor.]

"Sale Agreement" means the Sale Agreement Master Securitization Terms Number 1000, dated as of [____], 20[__], among the Eligible Lender Trustee on behalf of the Trust, the Trust, the Interim Eligible Lender Trustee and the Depositor, and the sale agreement or agreements entered into thereunder.

"Sarbanes Certification" means the certification required by Rules 13a-14(d) and 15(d)-14(d) under the Exchange Act (pursuant to Section 302 of the Sarbanes Oxley Act of 2002).

"Schedule of Trust Student Loans" means the listing of the Trust Student Loans set forth in Schedule A to the Indenture and the Bill of Sale (which Schedule may be in the form of microfiche).

"Serial Loan" means an additional student loan which is made to a borrower who is also a borrower under at least one Trust Student Loan.

"Servicer" means Navient Solutions, Inc., in its capacity as servicer of the Trust Student Loans.

"Servicer Default" means an event specified in Section 5.1 of the Servicing Agreement.

"Servicer's Report" means any report of the Servicer delivered pursuant to Section 3.1(a) of the Administration Agreement, substantially in the form acceptable to the Administrator.

"Servicing Agreement" means the Servicing Agreement dated as of [____], 20[__], among the Trust, the Eligible Lender Trustee, the Servicer, the Administrator and the Indenture Trustee.

"Servicing Criteria" means the "servicing criteria" set forth in Item 1122(d) of Regulation AB, as such may be amended from time to time.

"Servicing Fee" has the meaning specified in Attachment A to the Servicing Agreement.

"SLS Loan" means a Loan which was made pursuant to the Supplemental Loans for Students Program established under Section 428A of the Higher Education Act (or predecessor provisions), including Loans referred to as ALAS Loans or Student PLUS Loans.

"Special Allowance Payments" means payments, designated as such, consisting of effective interest subsidies by the Department in respect of the Trust Student Loans to the Eligible Lender Trustee on behalf of the Trust in accordance with the Higher Education Act.

["Specified Overcollateralization Amount" means for any Distribution Date, the greater of:

  (a) [__]% of the Adjusted Pool Balance for that Distribution Date; and

  (b) $[__].]

"Specified Reserve Account Balance" means, for any Distribution Date, the greater of:

  (a) (i) for any Distribution Date occurring prior to the [____], 20[__] Distribution Date, [__]% of the Pool Balance as of the end of the related Collection Period, and (ii) for any Distribution Date occurring on or after the [____], 20[__] Distribution Date, [__]% of the Pool Balance as of the end of the related Collection Period; and

  (b) $[__];

provided that in no event will that balance exceed the Outstanding Amount of the Notes.

"Stafford Loan" means a Trust Student Loan designated as such that is made under the Stafford Loan Program in accordance with the Higher Education Act.

"State" means any one of the 50 States of the United States of America or the District of Columbia.

"Statistical Cutoff Date" means [__], 20[__].

"Student Loans" means education loans to students and parents of students under the Federal Family Education Loan Program.

"Subcontractor" means any vendor, subcontractor or other Person that is not responsible for the overall servicing (as "servicing" is commonly understood by participants in the student loan-backed securities market) of Trust Student Loans but performs one or more of the discrete functions identified in Item 1122(d) of Regulation AB with respect to the Trust Student Loans under the direction or authority of the Administrator, Servicer or Indenture Trustee (as applicable).

"Subsequent Cutoff Date" with respect to each Additional Trust Student Loan or Substituted Trust Student Loan has the meaning set forth in the related Additional Purchase Agreement and Additional Sale Agreement.

["Subservicer" shall mean any Person that services the Trust Student Loans on behalf of the Administrator, Servicer or Indenture Trustee (as applicable) and is responsible for the performance (whether directly or through other Subservicers or Subcontractors) of a substantial portion of the material servicing functions required to be performed by the Administrator, Servicer or Indenture Trustee (as applicable) that are identified in Item 1122(d) of Regulation AB. Initially, [_____], shall be the Subservicer, pursuant to the Subservicing Agreement.]

["Subservicing Agreement" means that Omnibus Subservicing Agreement, dated as of [_____], 20[__], among [_____], as subservicer, and Navient Solutions, Inc., as master servicer (in such capacity, the "Master Servicer") and as Administrator (the "Omnibus Subservicing Agreement"), as supplemented by the Navient Student Loan Trust 20[__]-[__] Supplement to the Omnibus Subservicing Agreement, dated as of [_____], 20[__], among the Depositor, the Subservicer, the Master Servicer, the Administrator, the Issuer and the Eligible Lender Trustee.]

"Substituted Trust Student Loan" means each Eligible Loan substituted by the Depositor pursuant to Section 6(B) of the Sale Agreement and each related Additional Sale Agreement.

"Successor Administrator" has the meaning specified in Section 3.7(e) of the Indenture.

"Successor Servicer" has the meaning specified in Section 3.7(e) of the Indenture.

"Supplemental Purchase Account" means any account designated as such, established and maintained pursuant to Section 2.3(k) of the Administration Agreement.

"Supplemental Purchase Account Initial Deposit" means $[__], which is equal to the excess, if any, of (x) the Pool Balance as of the Statistical Cutoff Date over (y) the Initial Cutoff Date Pool Balance; provided that such amount is not in excess of 10% of the Pool Balance as of the Statistical Cutoff Date. The Supplemental Purchase Account Initial Deposit will be subject to adjustment in accordance with Section 2.3(k) of the Administration Agreement.

"Supplemental Purchase Period" means the period beginning on the Closing Date and ending on [__], 20[__].

["Swap Agreement" means an interest rate swap agreement documented under a 1992 ISDA Master Agreement (Multicurrency-Cross Border), by and between the Trust and the Swap Counterparty, dated as of [_____], 20[__], including the related schedule thereto, the Swap Agreement Credit Support Agreement and the Swap Confirmation.]

["Swap Agreement Collateral Account" means an account designated as such, established and maintained pursuant to Section 3.1A of the Indenture.]

["Swap Agreement Credit Support Agreement" has the meaning specified in Section 3.1A of the Indenture.]

["Swap Collateral" has the meaning specified in Section 3.1A of the Indenture.]

["Swap Confirmation" means the swap confirmation relating to each Swap Agreement.]

["Swap Counterparty" means each of [_____] and [_____], together with any successors and permitted assigns under the related Swap Agreement.]

["Swap Payment" means, with respect to each Distribution Date, the amount payable to any Swap Counterparty by the Trust for such date (other than Swap Termination Payments) as specified in the related Swap Agreement.]

Appendix A-30

["Swap Termination Event" shall have the meaning assigned to the defined term "Termination Event" in the related Swap Agreement.]

["Swap Termination Payments" has the meaning assigned to the defined term "Termination Payment" in the related Swap Agreement.]

"Transfer" means an offer, sale, pledge, transfer or other disposition of a Note or any interest therein.

"Transfer Date" has the meaning specified in Section 5.2(a) of the Administration Agreement.

"Treasury Regulations" means regulations, including proposed or temporary regulations, promulgated under the Code. References in any document or instrument to specific provisions of proposed or temporary regulations shall include analogous provisions of final Treasury Regulations or other successor Treasury Regulations.

"Trust" means Navient Student Loan Trust 20[__]-[__], a Delaware statutory trust established pursuant to the Trust Agreement.

"Trust Account Property" means the Trust Accounts, all cash and investments held from time to time in any Trust Account (whether in the form of deposit accounts, Physical Property, book-entry securities, uncertificated securities or otherwise), including the Reserve Account Initial Deposit, [the Capitalized Interest Account Initial Deposit,] the Supplemental Purchase Account Initial Deposit, the Collection Account Initial Deposit, and all earnings on and proceeds of the foregoing.

"Trust Accounts" has the meaning specified in Section 2.3(b) of the Administration Agreement[, and shall include any Swap Agreement Collateral Account and any Interest Rate Cap Agreement Collateral Account].

"Trust Agreement" means the short-form trust agreement, dated as of [____], 20[__], as amended and restated pursuant to an Amended and Restated Trust Agreement, dated as of [____], 20[__] among the Depositor, the Owner Trustee and the Indenture Trustee.

"Trust Auction Date" has the meaning specified in Section 4.4 of the Indenture.

"Trust Estate" means all right, title and interest of the Trust (or the Eligible Lender Trustee on behalf of the Trust) in and to the property and rights sold, transferred and assigned to the Trust pursuant to the Sale Agreement and any Additional Sale Agreement, all funds on deposit from time to time in the Trust Accounts and all other property of the Trust from time to time, including any rights of the Eligible Lender Trustee and the Trust pursuant to the Trust Agreement, the Administration Agreement, the Servicing Agreement[, any Interest Rate Cap Agreement and each Swap Agreement (including the security interest in any Interest Rate Cap Collateral or Swap Collateral delivered under any Interest Rate Cap Agreement or any Swap Agreement, as applicable)] and any Eligible Repurchase Obligations.

"Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939 as in force on the date hereof, unless otherwise specifically provided.

"Trust Student Loan" means any student loan that is listed on the Schedule of Initial Trust Student Loans on the Closing Date, plus any Additional Trust Student Loan, plus any student loan that is permissibly substituted for a Trust Student Loan by the Depositor pursuant to Section 6 of the Sale Agreement or pursuant to Section 6 of an Additional Sale Agreement or by the Servicer pursuant to Section 3.5 of the Servicing Agreement, but shall not include any Purchased Student Loan following receipt by or on behalf of the Trust of the Purchase Amount with respect thereto or any Liquidated Student Loan following receipt by or on behalf of the Trust of Liquidation Proceeds with respect thereto or following such Liquidated Student Loan having otherwise been written off by the Servicer.

"Trust Student Loan Files" means the documents specified in Section 2.1 of the Servicing Agreement.

"UCC" means, unless the context otherwise requires, the Uniform Commercial Code, as in effect in the relevant jurisdiction, as amended from time to time.

"Underwriter" means each of [_____], [_____] and [_____], as representatives of the several underwriters.

["VL Funding" means VL Funding LLC.]

["VL Funding Eligible Lender Trustee" means [_____], not in its individual capacity but solely as interim eligible lender trustee for the benefit of VL Funding under the VL Funding Interim Trust Agreement.]

["VL Funding Interim Trust Agreement" means the Interim Trust Agreement dated as of [_____], 20[__], between VL Funding and the VL Funding Eligible Lender Trustee.]

["VL Funding Purchase Agreement" means the Purchase Agreement Master Securitization Terms Number 1000, dated as of [_____], 20[__], among VL Funding, the VL Funding Eligible Lender Trustee, the Interim Eligible Lender Trustee, the Servicer and the Depositor, as well as each purchase agreement entered into thereunder.]

Appendix A-32

SCHEDULE A

Schedule of Trust Student Loans

[See Schedule A to the Bill of Sale

(Attachment B to the Sale Agreement)]

Location of Trust Student Loan Files

[See Attachment B to the Servicing Agreement)]

[FORM OF] CLASS [___] NOTE

SEE REVERSE FOR CERTAIN DEFINITIONS

Unless this Note is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Issuer (as defined below) or its agent for registration of transfer, exchange or payment, and any Note issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE PRINCIPAL OF THIS NOTE IS PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL AMOUNT OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF. THIS NOTE IS NOT GUARANTEED OR INSURED BY ANY GOVERNMENTAL AGENCY.

NUMBER   PRINCIPAL AMOUNT: $[_____]
[__]   CUSIP NO.: [_____]
                                                                ISIN: [_____]
                                         EUROPEAN COMMON CODE: [_____]

NAVIENT STUDENT LOAN TRUST 20[__]-[__]

[FLOATING/FIXED] RATE CLASS [__] STUDENT LOAN-BACKED NOTES

Navient Student Loan Trust 20[__]-[__], a statutory trust organized and existing under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of [_____] ($[_____]) payable on each Distribution Date in an amount equal to the aggregate amount, if any, payable to the Class [__] Noteholders on such Distribution Date in respect of principal of the Notes pursuant to Section 3.1 of the Indenture dated as of [_____], 20[__] (the "Indenture"), among the Issuer, [_____], as Eligible Lender Trustee on behalf of the Issuer, and [_____], as Indenture Trustee (the "Indenture Trustee") (capitalized terms used but not defined herein being defined in Appendix A to the Indenture, which also contain rules as to usage that shall be applicable herein); provided, however, that the entire unpaid principal amount of this Note shall be due and payable on the [_____], 20[__] Distribution Date (the "Class [__] Maturity Date").

The Issuer shall pay interest on this Note at the rate per annum equal to the Class [__] Rate (as defined on the reverse hereof), on each Distribution Date until the principal of this Note is paid or made available for payment, on the principal amount of this Note outstanding on the preceding Distribution Date (after giving effect to all payments of principal made on the preceding Distribution Date), subject to certain limitations contained in Section 3.1 of the Indenture. Interest on this Note shall accrue from and including the immediately preceding Distribution Date (or, in the case of the first Accrual Period, the Closing Date) to but excluding the following Distribution Date (each an "Accrual Period"). Interest shall be calculated on the basis of the actual number of days elapsed in each Accrual Period divided by 360. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

Exhibit A-2

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed, manually or in facsimile, as of the date set forth below.

NAVIENT STUDENT LOAN TRUST 20[__]-[__]

By: [_____], not in its individual capacity but solely as Eligible Lender Trustee under the Eligible Lender Trust Agreement

By: _____
                         Authorized Signatory

Date: [_____], 20[__]

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

[_____],
not in its individual capacity but solely as Indenture Trustee

By: _____
                         Authorized Signatory

Date: [_____], 20[__]

Exhibit A-3

This Note is one of a duly authorized issue of Notes of the Issuer, designated as its [Floating/Fixed] Rate Class [__] Student Loan-Backed Notes (the "Notes"), are issued under and secured by the Indenture, to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee, the Eligible Lender Trustee and the Noteholders. The Notes are subject to all terms of the Indenture.

This Note is secured equally and ratably with the Collateral pledged as security therefore as provided in the Indenture. On any Distribution Date, interest on the Class A Notes will be paid prior to interest on the Class B Notes. On any Distribution Date, the principal on the Class A Notes will be paid to the Class A Notes, up to the applicable Class A Noteholders' Principal Distribution Amount. Thereafter, on any Distribution Date, principal on the Class B Notes will be paid to the Class B Notes up to the applicable Class B Noteholders' Principal Distribution Amount. Payment priorities following the occurrence and during the continuation of an Event of Default will change as described in the Indenture.

Principal of the Class [__] Notes shall be payable on each Distribution Date in an amount described on the face hereof. "Distribution Date" means the [__]th day of each calendar month or, if any such date is not a Business Day, the next succeeding Business Day, commencing [_____], 20[__].

As described on the face hereof, the entire unpaid principal amount of this Note shall be due and payable on the Class [__] Maturity Date. Notwithstanding the foregoing, the entire unpaid principal amount of the Notes shall be due and payable on the date on which (i) an Event of Default shall have occurred and be continuing and (ii) the Indenture Trustee or the Noteholders representing not less than a majority of the Outstanding Amount of the Notes shall have declared the Notes to be immediately due and payable in the manner provided in Section 5.2 of the Indenture. All principal payments on the Class [__] Notes shall be made *pro rata* to the Noteholders entitled thereto.

Interest on the Class [__] Notes shall be payable on each Distribution Date on the principal amount outstanding of the Class [__] Notes until the principal amount thereof is paid in full, at a rate per annum equal to the Class [__] Rate. The "Class [__] Rate" for each Accrual Period, other than the initial Accrual Period, shall be equal to One-Month LIBOR as determined on the second Business Day before the beginning of that Accrual Period [plus/minus] [__]%. The interest for the initial Accrual Period shall be as set forth in the definition of Class [__] Rate contained in Appendix A to the Indenture.

If Definitive Notes have been issued as of the applicable Record Date, then payments of interest on this Note on each Distribution Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be made by check mailed to the Person whose name appears as the Registered Holder of this Note (or one or more Predecessor Notes) on the Note Register on the Record Date. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Note be submitted for notation of payment, and the mailing of such check shall constitute payment of the amount thereof regardless of

Exhibit A-4

whether such check is returned undelivered. With respect to Notes registered on the applicable Record Date in the name of the nominee of the Clearing Agency (initially, such nominee to be Cede & Co.), unless Definitive Notes have been issued, payments shall be made by wire transfer in immediately available funds to the account designated by such nominee. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Distribution Date shall be binding upon all future Noteholders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Distribution Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, shall notify the Person who was the Noteholder hereof as of the preceding Record Date by notice mailed no later than five days prior to such Distribution Date and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the Borough of Manhattan, The City of New York or the City of Minneapolis, Minnesota.

The Issuer shall pay interest on overdue installments of interest on this Note at the Class [__] Rate to the extent lawful.

As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note shall be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Noteholder hereof or his attorney duly authorized in writing, with such signature guaranteed by an "eligible guarantor institution" meeting the requirements of the Note Registrar, which requirements include membership or participation in Securities Transfer Agent's Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Note Registrar in addition to, or in substitution for, STAMP (all in accordance with the Exchange Act), and such other documents as the Indenture Trustee may require, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount shall be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.

Each Noteholder or Note Owner, by acceptance of this Note or, in the case of a Note Owner, a beneficial interest in this Note, covenants and agrees that no recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer or the Indenture Trustee on the Notes or under the Indenture or any certificate or other writing delivered in connection therewith, against (i) the Indenture Trustee or the Eligible Lender Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee or the Eligible Lender Trustee in its individual capacity, any holder or owner of a beneficial interest in the Issuer, the Eligible Lender Trustee or the Indenture Trustee or of any successor or assign thereof in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee and the Eligible Lender Trustee have no such obligations in their individual capacity) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity.

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees that by accepting the benefits of the Indenture that for federal, state and local income and franchise tax, and financial accounting, purposes, (a) the Notes will constitute indebtedness of the Issuer and (b) the Excess Distribution Certificateholder will be treated as owning all of the assets, and assuming (but without assuming personal recourse to such Certificateholder) all of the liabilities (including the Notes), of the Issuer and shall in all events take positions consistent with, and in no event take a position inconsistent with, the provisions described in clauses (a) and (b) in the preparation of any returns and reports, and with respect to any audit or controversy, as to which either of the positions described in clauses (a) or (b) above would be relevant.

Each Noteholder, by acceptance of this Note, shall be deemed to have agreed to provide the Indenture Trustee with the Noteholder Tax Identification Information and, to the extent any FATCA Withholding Tax is applicable, the Noteholder FATCA Information. In addition, each Noteholder shall be deemed to understand that the Indenture Trustee has the right to withhold interest payable with respect to this Note (without any corresponding gross-up) to any Noteholder that fails to comply with the foregoing requirements.

Upon acquisition or transfer of this Note or a beneficial interest in this Note, as the case may be, by, for or with the assets of, a Benefit Plan, such Note Owner shall be deemed to have represented that such acquisition or purchase will not constitute or otherwise result in: (i) in the case of a Benefit Plan subject to Title I of ERISA or Section 4975 of the Code, a non-exempt prohibited transaction in violation of Section 406 of ERISA or Section 4975 of the Code which is not covered by a class or other applicable exemption and (ii) in the case of a Benefit Plan subject to a substantially similar federal, state, local or foreign law, a non-exempt violation of such substantially similar law. Any transfer found to have been made in violation of such deemed representation shall be null and void and of no effect.

Each Noteholder or Note Owner, by acceptance of this Note or, in the case of a Note Owner, a beneficial interest in this Note, covenants and agrees that by accepting the benefits of the Indenture such Noteholder or Note Owner will not at any time institute against the Depositor or the Issuer, or join in any institution against the Depositor or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency, receivership or liquidation proceedings or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or the other Basic Documents.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes whether or not this Note be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

<center>Exhibit A-6</center>

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Noteholders under the Indenture at any time by the Issuer with the consent of the Noteholders representing a majority of the Outstanding Amount of all Notes at the time outstanding. The Indenture also contains provisions permitting the Noteholders representing specified percentages of the Outstanding Amount of the Notes, on behalf of all the Noteholders, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the holder of this Note (or any one or more Predecessor Notes) shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued upon registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Note. The Indenture also permits the Indenture Trustee to amend or waive certain terms and conditions set forth in the Indenture without the consent of holders of the Notes issued thereunder.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Noteholders under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

This Note shall be construed in accordance with the laws of the State of New York, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder and thereunder shall be determined in accordance with such laws.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place, and rate, and in the coin or currency, herein prescribed.

Anything herein to the contrary notwithstanding, except as expressly provided in the Basic Documents, neither [_____], in its individual capacity, [_____], in its individual capacity, any owner of a beneficial interest in the Issuer, nor any of their respective partners, beneficiaries, agents, officers, directors, employees or successors or assigns shall be personally liable for, nor shall recourse be had to any of them for, the payment of principal of or interest on, or performance of, or omission to perform, any of the covenants, obligations or indemnifications contained in this Note or the Indenture; it being expressly understood that said covenants, obligations and indemnifications have been made by the Eligible Lender Trustee for the sole purpose of binding the interests of the Eligible Lender Trustee in the assets of the Issuer. The Noteholder of this Note by the acceptance hereof agrees that, except as expressly provided in the Basic Documents, in the case of an Event of Default under the Indenture, the Noteholder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement

Exhibit A-7

against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

Exhibit A-8

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

        FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

_____

(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints

_____

attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated: _____

                             _____ */
                             Signature Guaranteed:

                             _____ */

_____

*/   NOTICE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatever. Such signature must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Note Registrar, which requirements include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Note Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit A-9

Form of Note Depository Agreement

[Applicable DTC Form to be utilized]

EXHIBIT C

Servicing Criteria To Be Addressed In Assessment Of Compliance

The assessment of compliance to be delivered by [_____], as Indenture Trustee, shall address, at a minimum, the criteria identified as below as "Applicable Servicing Criteria":

Reference	Criteria	Applicability
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the Basic Documents.	N/A
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	N/A
1122(d)(1)(iii)	Any requirements in the Basic Documents to maintain a back-up servicer for the trust student loans are maintained.	N/A
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the Basic Documents.	N/A
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on trust student loans are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the Basic Documents.	N/A
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the Basic Documents.	N/A
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the Basic Documents.	N/A
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the Basic Documents. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-	N/A

Reference	Criteria	Applicability
	1(b)(1) of the Securities Exchange Act.	
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	N/A
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the Basic Documents; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the Basic Documents.	N/A
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the Basic Documents and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the Basic Documents; (B) provide information calculated in accordance with the terms specified in the Basic Documents; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of student loans serviced by the Servicer.	N/A
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the Basic Documents.	N/A
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the Basic Documents.	N/A
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	N/A
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on student loans is maintained as required by the Basic Documents or related student loan documents.	N/A
1122(d)(4)(ii)	Student loan and related documents are safeguarded as required by the Basic Documents.	N/A

Reference	Criteria	Applicability
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the Basic Documents.	N/A
1122(d)(4)(iv)	Payments on student loans, including any payoffs, made in accordance with the related student loan documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the Basic Documents, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related student loan documents.	N/A
1122(d)(4)(v)	The Servicer's records regarding the student loans agree with the Servicer's records with respect to an obligor's unpaid principal balance.	N/A
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's student loans (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the Basic Documents and related pool asset documents.	N/A
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the Basic Documents.	N/A
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a student loan is delinquent in accordance with the Basic Documents. Such records are maintained on at least a monthly basis, or such other period specified in the Basic Documents, and describe the entity's activities in monitoring delinquent student loans including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	N/A
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for student loans with variable rates are computed based on the related student loan documents.	N/A
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's student loan documents, on at least an annual basis, or such other period specified in the Basic Documents; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable student loan documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related student loans, or such other number of days specified in the Basic Documents.	N/A
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the Basic Documents.	N/A
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	N/A

Reference	Criteria	Applicability
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the Basic Documents.	N/A
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the Basic Documents.	N/A
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the Basic Documents.	N/A

[FORM OF] AMENDED AND RESTATED TRUST AGREEMENT

among

NAVIENT FUNDING, LLC,
as Depositor

[_____],
as Owner Trustee

and

[_____],
not in its individual capacity but solely
as Indenture Trustee
acting as
Certificate Paying Agent and Certificate Registrar

Navient Student Loan Trust 20[__]-[__]

Dated as of [_____], 20[__]

AMENDED AND RESTATED TRUST AGREEMENT dated as of [_____], 20[__], among NAVIENT FUNDING, LLC, a Delaware limited liability company, as the Depositor, [_____], as owner trustee (the "Owner Trustee"), and [_____], not in its individual capacity but solely as the indenture trustee (the "Indenture Trustee"), acting as the Certificate Paying Agent and Certificate Registrar hereunder.

WITNESSETH:

WHEREAS, the Depositor and the Owner Trustee are parties to the trust agreement dated as of [__], 20[__] (the "Short-Form Trust Agreement") pursuant to which a trust known as "Navient Student Loan Trust 20[__]-[__]" was established on [__], 20[__]; and

WHEREAS, the Depositor, the Indenture Trustee and the Owner Trustee desire to amend and restate the Short-Form Trust Agreement upon the terms and conditions set forth herein as follows.

NOW, THEREFORE, the Depositor, the Owner Trustee and the Indenture Trustee, acting as Certificate Paying Agent and the Certificate Registrar, hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.1 <u>Definitions and Usage</u>. Except as otherwise specified herein or as the context may otherwise require, capitalized terms used but not otherwise defined herein are defined in Appendix A to the Indenture, dated as of [_____], 20[__] (the "Indenture"), among Navient Student Loan Trust 20[__]-[__] (the "Trust"), [_____], not in its individual capacity but solely as eligible lender trustee (the "Eligible Lender Trustee"), and the Indenture Trustee, as may be amended or supplemented from time to time, which also contains rules as to usage that shall be applicable herein.

ARTICLE II

Organization

SECTION 2.1 <u>Creation of Trust; Name</u>. There is hereby created a Trust which shall be located in the State of Delaware, and which shall be known as "Navient Student Loan Trust 20[__]-[__]", in which name the Owner Trustee may conduct the functions of the Trust, make and execute contracts and other instruments on behalf of the Trust and sue and be sued. The Trust shall constitute a statutory trust within the meaning of Section 3801(a) of the Delaware Statutory Trust Act for which the Owner Trustee has filed or has caused to be filed a certificate of trust with the Secretary of State of the State of Delaware pursuant to Section 3810(a) of the Delaware Statutory Trust Act.

SECTION 2.2 <u>Office</u>. The office of the Trust shall be in care of the Owner Trustee at its Corporate Trust Office referred to in Section 3.2 or at such other address as the Owner Trustee may designate by written notice to the Depositor.

SECTION 2.3   <u>Purposes and Powers</u>. The purpose of the Trust is to engage in the following activities:

(i)   to issue the Notes pursuant to the Indenture and the Excess Distribution Certificate [and the RC Certificate] pursuant to this Agreement and to sell the Notes in one or more transactions;

(ii)   with the proceeds received from the sale of the Notes, (A) to fund the Reserve Account pursuant to Section 2.9 of the Administration Agreement, (B) [to fund the Capitalized Interest Account pursuant to Section 2.10(a) of the Administration Agreement,] to fund the Supplemental Purchase Account pursuant to Section 2.10(d) of the Administration Agreement, to fund the Floor Income Rebate Account, if any, pursuant to Section 2.10(g) of the Administration Agreement, (C) to make the Collection Account Initial Deposit pursuant to Section 2.10(c) of the Administration Agreement and (D) to purchase (x) the Initial Trust Student Loans on the Closing Date and (y) any Additional Trust Student Loans during the Supplemental Purchase Period (with respect to which legal title will vest in the Eligible Lender Trustee on behalf of the Trust and beneficial ownership will be the property of the Trust);

(iii)   to Grant the Trust Estate to the Indenture Trustee pursuant to the Indenture, and to hold, manage and distribute [first, solely on the final Distribution Date, to the RC Certificateholder any amounts representing the RC Principal Balance, until the then outstanding RC Principal Balance is reduced to zero, and then], on each Distribution Date, to the Excess Distribution Certificateholder pursuant to the terms of this Agreement any portion of the Trust Estate released from the Lien of, and remitted to the Trust pursuant to, the Indenture;

(iv)   to enter into and perform its obligations under the Basic Documents (including any agreements representing Eligible Repurchase Obligations) to which it is to be a party [, including, but not limited to, making any payments that may be owed by the Trust under each Swap Agreement];

(v)   to engage in those activities, including entering into agreements, that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith;

(vi)   subject to compliance with the Basic Documents, to engage in such other activities as may be required in connection with conservation of the Trust Estate and the making of distributions to the Noteholders, [the RC Certificateholder,] the Excess Distribution Certificateholder and the others specified in Sections 2.7 and 2.8 of the Administration Agreement; and

(vii)   [if so directed by the Administrator, and subject to the Rating Agency Condition, to enter into one or more interest rate cap agreements with one or more cap counterparties to hedge some or all of the interest rate risk of the Notes.]

The Trust shall not engage in any activity other than in connection with the foregoing or other than as required or authorized by the terms of this Agreement or the other Basic Documents. The Trust is not intended to be a "business trust" for purposes of the United States Bankruptcy Code.

        SECTION 2.3A <u>Covenants of the Trust</u>. The Trust covenants and agrees to the following:To maintain books and records separate from any other person or entity;

(b)   To maintain its accounts separate from those of any other person or entity, except as permitted by this Trust Agreement or any other Basic Document;

(c)   Not to commingle assets with those of any other entity, except as permitted by this Trust Agreement or any other Basic Document;

(d)   To conduct its own functions in its own name;

(e)   To maintain separate financial statements or records;

(f)   To pay its own liabilities out of its own funds, except as permitted by this Trust Agreement or any other Basic Document;

(g)   To maintain an arm's-length relationship with its Affiliates;

(h)   To pay the salaries of its own employees and maintain a sufficient number of employees or adequate service providers in light of its contemplated business operations;

(i)   To allocate fairly and reasonably any overhead for shared office space;

(j)   To hold itself out as a separate entity; and

(k)   To correct any known misunderstanding regarding its separate identity.

        SECTION 2.4   <u>Appointment of Owner Trustee</u>. The Depositor hereby affirms the appointment of the Owner Trustee as trustee of the Trust, effective as of the date of the Short-Form Trust Agreement. The Owner Trustee shall have all the rights, powers and duties set forth herein, including for the purpose of satisfying Section 3807(a) of the Delaware Statutory Trust Act, and the Owner Trustee hereby accepts such continued appointment.

        SECTION 2.5   <u>Initial Capital Contribution of Trust Estate</u>. The Depositor contributed, assigned, transferred, conveyed and set over to the Owner Trustee, prior to the date hereof, the sum of $100.00. The Owner Trustee hereby acknowledges receipt in trust from the Depositor of the foregoing contribution, which shall constitute the initial Trust Estate and shall be deposited in the Collection Account. The Depositor shall pay the organizational expenses of the Trust as they may arise or shall, upon the request of the Owner Trustee, promptly reimburse the Owner Trustee for any such expenses paid by the Owner Trustee.

Amended and Restated Trust Agreement   -3-

SECTION 2.6   Declaration of Trust. The Owner Trustee hereby declares that it will hold the Trust Estate in trust upon and subject to the conditions set forth herein for the use and benefit of the Excess Distribution Certificateholder, subject to the obligations of the Trust under the other Basic Documents. It is the intention of the parties hereto that the Trust constitute a statutory trust under Delaware law and that this Agreement constitute the governing instrument of such trust. Effective as of the date hereof, the Owner Trustee shall have all rights, powers and duties set forth herein and in the Delaware Statutory Trust Act with respect to accomplishing the purposes of the Trust.

SECTION 2.7   Liability of the Excess Distribution Certificateholder. No Excess Distribution Certificateholder (in such capacity) [or RC Certificateholder (in such capacity)] shall have any personal liability for any liability or obligation of the Trust.

SECTION 2.8   Title to Trust Property. Legal title to all of the Trust Estate shall be vested at all times in the Trust as a separate legal entity except where applicable law in any jurisdiction requires title to any part of the Trust Estate to be vested in a trustee or trustees, in which case title shall be deemed to be vested in the Owner Trustee, a co-trustee and/or a separate trustee, as the case may be; provided that legal title to the Trust Student Loans shall be vested at all times in the Eligible Lender Trustee on behalf of the Trust.

SECTION 2.9   Representations, Warranties and Covenants of the Depositor. The Depositor hereby represents, warrants and covenants to the Indenture Trustee and the Owner Trustee as follows:

(a)   The Depositor is duly organized and validly existing as a Delaware limited liability company in good standing under the laws of the State of Delaware, with power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted.

(b)   The Depositor has the power and authority to execute and deliver this Agreement and to carry out its terms; the Depositor has the power and authority to sell and assign the property to be sold and assigned to and deposited with the Trust (or with the Eligible Lender Trustee on behalf of the Trust) and the Depositor has duly authorized such sale and assignment and deposit to the Trust (or to the Eligible Lender Trustee on behalf of the Trust) by all necessary action; and the execution, delivery and performance of this Agreement has been duly authorized by the Depositor by all necessary action.

(c)   This Agreement constitutes a legal, valid and binding obligation of the Depositor enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and similar laws relating to creditors' rights generally and subject to general principles of equity.

(d)   The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time or both) a default under, the Certificate of Formation or Operating Agreement of the Depositor, or any indenture, agreement or other instrument to which the Depositor is a party or by which it is bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than pursuant to the Basic Documents); nor violate any law or, to the Depositor's knowledge, any order, rule or regulation applicable to the Depositor of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties.

(e) The Depositor agrees, for the benefit of the Noteholders[, the RC Certificateholder] and the Excess Distribution Certificateholder, that it will comply with each of the requirements set forth in the Certificate of Formation and its Operating Agreement.

(f) The Depositor shall make available to the Eligible Lender Trustee (i) as soon as possible, and in any event within the time period allowed by the Commission to file such financials after the end of each fiscal year of the Depositor (or an affiliate), audited financials of the Depositor (or an affiliate) as at the end of and for such year and (ii) as soon as possible, and in any event within the time period allowed by the Commission to file such financials after the end of each quarterly accounting period of the Depositor (or an affiliate), unaudited financials of the Depositor (or an affiliate) as at the end of and for such period.

(g) The Depositor shall make available to the Eligible Lender Trustee, as soon as possible after the delivery to the Department, a copy of the annual compliance audit of Navient Solutions, Inc. (or an affiliate), as required by Section 428(b)(1)(U) of the Higher Education Act.

(h) The Depositor shall deliver to the Eligible Lender Trustee, on an annual basis, promptly after receipt thereof, copies of a SAS 70 report for Navient Solutions, Inc.

(i) The Depositor shall promptly deliver to the Eligible Lender Trustee a copy of any program review audit that Navient Solutions, Inc. (or its affiliates) shall receive from the Department.

(j) The Depositor shall deliver to the Eligible Lender Trustee, on a quarterly basis, evidence of payment of any FFEL Lenders' Interest & Special Allowance (LaRS) payments paid to the Department in connection with the Trust Student Loans.

SECTION 2.10   [Reserved].

SECTION 2.11   Authorization of the Administrator.   The Administrator is authorized and directed to execute on behalf of the Issuer, and, after execution, to file with the Commission, all documents and forms required to be filed in accordance with applicable law or the rules and regulations prescribed by the Commission.

ARTICLE III

Beneficial Ownership and
Excess Distribution Certificate

SECTION 3.1   Initial Beneficial Ownership.   Upon the formation of the Trust by the contribution by the Depositor described in Section 2.5 and until the issuance of the Excess Distribution Certificate, the Depositor shall be the sole beneficial owner of the Trust.

SECTION 3.2 Corporate Trust Office. The Owner Trustee initially designates [_____] as its principal Corporate Trust Office, at which it shall act as trustee of the Trust. The Certificate Registrar's New York office and its authenticating agent's office are located at:

> [_____]
> [_____]
> [_____]
> [_____]
> Attn: [_____]
> Telephone: [_____]
> Facsimile: [_____]

SECTION 3.3 The Certificates.

(a) General. [(1)] The Excess Distribution Certificate shall be issued in one or more registered, definitive physical certificates substantially in the form of Exhibit A-1 hereto, in minimum percentage interests of at least [10]% and integral multiples of [10]% in excess thereof. The Excess Distribution Certificate shall receive payments as provided in Sections 2.8(n) and 2.9(f), as applicable, of the Administration Agreement. The Excess Distribution Certificate shall be executed on behalf of the Trust by manual or facsimile signature of an Authorized Officer of the Owner Trustee. An Excess Distribution Certificate bearing the manual or facsimile signatures of individuals who were, at the time when such signatures were affixed, authorized to sign on behalf of the Trust, shall be valid and binding obligations of the Trust, notwithstanding that such individuals or any of them shall have ceased to be so authorized prior to the authentication and delivery of such Excess Distribution Certificate or did not hold such offices at the date of authentication and delivery of such Excess Distribution Certificate.

[(2) The RC Certificate shall be issued to the Depositor in one or more registered, definitive, physical certificates substantially in the form of Exhibit A-2 hereto in an initial principal amount equal to the Initial RC Principal Balance. At all times during the Risk Retention Restricted Period, the Depositor hereby agrees that the RC Certificate will be held by the Depositor or may be transferred to an RC Eligible Affiliate in compliance with Regulation RR; provided that any such transferee agrees in writing not to transfer the RC Certificate during the Risk Retention Restricted Period except in compliance with Regulation RR. At any time there shall be only one RC Certificate issued and outstanding. The RC Certificate shall be issued as of the date of its authentication. The RC Certificate shall receive payments as provided in Section 2.8(m) and Section 2.9(f) of the Administration Agreement. The RC Certificate shall be executed on behalf of the Trust by manual or facsimile signature of an authorized officer of the Owner Trustee as described under clause (b)(2) below. An RC Certificate bearing the manual or facsimile signatures of individuals who were, at the time when such signatures were affixed, authorized to sign on behalf of the Trust, shall be valid and binding obligations of the Trust, notwithstanding that such individuals or any of them shall have ceased to be so authorized prior to the authentication and delivery of such RC Certificate or did not hold such offices at the date of authentication and delivery of such RC Certificate.

(3) It is intended that, for federal, state and local income and franchise tax, and financial accounting, purposes, (a) the holder of the RC Certificate will be treated as possessing an

unsecured, subordinated beneficial interest in the Trust Estate up to the then outstanding RC Principal Balance, and (b) the holder of the Excess Distribution Certificate will be treated as owning all of the remaining assets, and as assuming (but without assuming personal recourse to such Certificateholder) all of the liabilities (including the Notes), of the Trust, and, following reduction of the RC Principal Balance to zero, will be attributed all of the income, deductions, credits and other tax attributes of the Trust. The holder of the RC Certificate agrees to report all relevant items on its tax return consistent with, and to take no action inconsistent with, the intended treatment indicated in the preceding sentence for such tax purposes. The RC Certificateholder will not be treated as owning a beneficial interest in the Trust for purposes of the Delaware Statutory Trust Act.

(4) Notwithstanding anything in any Basic Document to the contrary, upon reduction of the RC Principal Balance to zero, the RC Certificate shall no longer be considered outstanding for purposes of the Basic Documents and the RC Certificateholder shall no longer possess any rights and obligations under the Basic Documents.]

(b)   Authentication. [(1)] As part of the consideration for the purchase of the Trust Student Loans pursuant to the Sale Agreement, the Owner Trustee shall cause the Excess Distribution Certificate to be executed on behalf of the Trust, authenticated and delivered to or upon the written order of the Depositor (in its capacity as "Seller" under the Sale Agreement), signed by its president or any vice president, without further action by the Depositor. For all purposes hereunder, the Depositor shall be the initial Excess Distribution Certificateholder. No Excess Distribution Certificate shall entitle its holder to any benefit under this Agreement, or shall be valid for any purpose, unless there shall appear on such Excess Distribution Certificate a certificate of authentication substantially in the form set forth in Exhibit A-1, executed by the Owner Trustee (or [_____], as the Owner Trustee's authenticating agent) by manual signature; such authentication shall constitute conclusive evidence that such Excess Distribution Certificate shall have been duly authenticated and delivered hereunder. The Excess Distribution Certificate shall be dated the date of its authentication. No further Excess Distribution Certificates shall be issued except pursuant to paragraph (c) or (d) below.

[(2) The Owner Trustee shall cause the RC Certificate to be executed on behalf of the Trust, authenticated and delivered to or upon the written order of the Depositor, signed by an Authorized Officer of the Depositor, without further action by the Depositor. No RC Certificate shall entitle its holder to any benefit under this Agreement, or shall be valid for any purpose, unless there shall appear on such RC Certificate a certificate of authentication substantially in the form set forth in Exhibit A-2, executed by the Owner Trustee (or [_____], as the Owner Trustee's authenticating agent) by manual signature; such authentication shall constitute conclusive evidence that such RC Certificate shall have been duly authenticated and delivered hereunder. The RC Certificate shall be dated the date of its authentication. No further RC Certificates shall be issued except pursuant to paragraph (c) or (d) below.]

(c)   Registration of Transfer and Exchange. The Certificate Registrar shall keep or cause to be kept, at the office or agency maintained pursuant to paragraph (f) below, the Certificate Register in which, subject to such reasonable regulations as it may prescribe, the Certificate Registrar shall provide for the registration of the Excess Distribution Certificate [and

RC Certificate] and of transfers and exchanges of the Excess Distribution Certificate [and RC Certificate] as herein provided. [_____] shall be the initial Certificate Registrar.

Upon surrender for registration of transfer of the Excess Distribution Certificate [or RC Certificate] at the office or agency maintained pursuant to paragraph (f) below, the Owner Trustee shall execute, authenticate and deliver (or shall cause [_____] as its authenticating agent to authenticate and deliver), in the name of the designated transferee, a new Excess Distribution Certificate [or RC Certificate, as applicable,] dated the date of authentication by the Owner Trustee or any authenticating agent. At the option of the Excess Distribution Certificateholder [or RC Certificateholder, as applicable], the Excess Distribution Certificate [or RC Certificate, as applicable,] may be exchanged for another Excess Distribution Certificate [or RC Certificate, as applicable,] upon surrender of the Excess Distribution Certificate [or RC Certificate, as applicable,] to be exchanged at the office or agency maintained pursuant to paragraph (f) below.

An Excess Distribution Certificate [or RC Certificate] presented or surrendered for registration of transfer or exchange shall be accompanied by a written instrument of transfer in form satisfactory to the Owner Trustee and the Certificate Registrar duly executed by the holder thereof or his attorney duly authorized in writing, with such signature (other than for transfers or exchanges to or among any Affiliates of the Depositor) guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company. An Excess Distribution Certificate [or RC Certificate] surrendered for registration of transfer or exchange shall be cancelled and subsequently disposed of by the Certificate Registrar in accordance with its customary practice.

No service charge shall be made for any registration of transfer or exchange of the Excess Distribution Certificate [or RC Certificate], but the Owner Trustee or the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of the Excess Distribution Certificate [or RC Certificate].

The preceding provisions of this Section notwithstanding, the Owner Trustee shall not be required to make and the Certificate Registrar need not register transfers or exchanges of the Excess Distribution Certificate [or RC Certificate] for a period of 15 days preceding any Distribution Date with respect to the Excess Distribution Certificate [or RC Certificate, as applicable].

[Neither] [T][t]he Excess Distribution Certificate [nor the RC Certificate] (including any beneficial interest therein) may [not] be acquired by or for the account of (i) any Benefit Plan, (ii) any person who is not a United States person within the meaning of Section 7701(a)(30) of the Code, or (iii) any "pass-thru entity" referred to in Section 1(h)(10)(D), (E) or (F) of the Code, the income of which pass-thru entity is includible directly or indirectly through one or more other such pass-thru entities by any person referred to in clause (ii) above. By accepting and holding the Excess Distribution Certificate [or the RC Certificate], the holder hereof shall be deemed to have represented and warranted that it is not acquiring the Excess Distribution Certificate [or the RC Certificate, as applicable,] by or for the account of any entity in violation of the above restrictions, and to have agreed that if such restrictions are violated, the holder will promptly dispose of the Excess Distribution Certificate [or the RC Certificate, as applicable].

(d)   Mutilated, Destroyed, Lost or Stolen Excess Distribution Certificate [or RC Certificate]. If (i) a mutilated Excess Distribution Certificate [or RC Certificate] shall be surrendered to the Certificate Registrar, or if the Certificate Registrar shall receive evidence to its satisfaction of the destruction, loss or theft of the Excess Distribution Certificate [or RC Certificate, as applicable,] and (ii) there shall be delivered to the Certificate Registrar and the Owner Trustee such security or indemnity as may be required by them to save each of them and the Trust harmless, then in the absence of notice that such Excess Distribution Certificate [or RC Certificate, as applicable,] shall have been acquired by a bona fide purchaser, the Owner Trustee on behalf of the Trust shall execute and the Owner Trustee shall authenticate and deliver (or shall cause [_____] as its authenticating agent to authenticate and deliver), in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Excess Distribution Certificate [or RC Certificate, as applicable,] a new Excess Distribution Certificate [or RC Certificate, as applicable,] of like tenor. In connection with the issuance of any new Excess Distribution Certificate [or RC Certificate] under this Section, the Owner Trustee and the Certificate Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Any duplicate Excess Distribution Certificate issued pursuant to this paragraph shall constitute conclusive evidence of ownership in the Trust, as if originally issued, whether or not the lost, stolen or destroyed Excess Distribution Certificate shall be found at any time. [Any duplicate RC Certificate issued pursuant to this paragraph shall constitute an original additional contractual obligation of the Issuer, whether or not the mutilated, destroyed, lost or stolen RC Certificate shall be found at any time.]

(e)   Persons Deemed Owners. Prior to due presentation of the Excess Distribution Certificate [or RC Certificate] for registration of transfer, the Owner Trustee and the Certificate Registrar and any agent of either of them may treat the Person in whose name the Excess Distribution Certificate [or RC Certificate, as applicable,] shall be registered in the Certificate Register as the owner of such Excess Distribution Certificate [or RC Certificate, as applicable,] for the purpose of receiving distributions thereon and for all other purposes whatsoever, and neither the Owner Trustee, the Certificate Registrar nor any agent thereof shall be bound by any notice to the contrary.

(f)   Maintenance of Office or Agency. The Certificate Registrar shall maintain in the Borough of Manhattan, The City of New York, an office or offices or agency or agencies where the Excess Distribution Certificate [and RC Certificate] may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Certificate Registrar in respect of the Excess Distribution Certificate [and RC Certificate] may be served.

(g)   Appointment of Certificate Paying Agent. The Certificate Paying Agent shall make distributions to [(i)] the Excess Distribution Certificateholder from the amounts received from the Indenture Trustee pursuant to Sections 2.8(n) and 2.9(f) of the Administration Agreement, and [(ii) the RC Certificateholder from the amounts received from the Indenture Trustee pursuant to Sections 2.8(m) and 2.9(f) of the Administration Agreement and shall report the amounts of such distributions to the Indenture Trustee (if the Certificate Paying Agent is not the Indenture Trustee)]. Any Certificate Paying Agent shall have the revocable power to receive such funds from the Indenture Trustee for the purpose of making the distributions referred to above. The Owner Trustee may revoke such power and remove the Certificate Paying Agent if the Owner Trustee determines in its sole discretion that the Certificate Paying Agent shall have failed to perform its obligations under this Agreement in any material respect. The Certificate Paying Agent shall initially be the Indenture Trustee, and any co-paying agent chosen by the Owner Trustee and consented to by the Administrator (which consent shall not be unreasonably withheld). The Indenture Trustee shall be permitted to resign as Certificate Paying Agent upon 30 days' written notice to the Owner Trustee. In the event that the Indenture Trustee shall no longer be the Certificate Paying Agent, the Owner Trustee (at the written direction of the Administrator) shall appoint a successor to act as Certificate Paying Agent (which shall be a bank or trust company). The Owner Trustee shall cause such successor Certificate Paying Agent or any additional Certificate Paying Agent appointed by the Owner Trustee to execute and deliver to the Owner Trustee an instrument in which such successor Certificate Paying Agent or additional Certificate Paying Agent shall agree with the Owner Trustee that as Certificate Paying Agent, such successor Certificate Paying Agent or additional Certificate Paying Agent will hold all sums, if any, held by it for payment to the Excess Distribution Certificateholder in trust for the benefit of such holder until such sums shall be paid to such holder. The Certificate Paying Agent shall return all unclaimed funds to the Owner Trustee and upon removal of a Certificate Paying Agent such Certificate Paying Agent shall also return all funds in its possession to the Owner Trustee. The provisions of Articles VI and VIII of the Indenture shall apply to the Indenture Trustee also in its role as Certificate Paying Agent, for so long as the Indenture Trustee shall act as Certificate Paying Agent and, to the extent applicable, to any other paying agent appointed hereunder. Any reference in this Agreement to the Certificate Paying Agent shall include any co-paying agent unless the context requires otherwise.

(h)   Restrictions on Transfer of the Excess Distribution Certificate.

(i)   The Excess Distribution Certificate may be transferred to any Affiliate of the Depositor, without any requirement to provide any officer's certificates or legal opinions that would otherwise be required if such proposed transfer was being made to a Person who is not an Affiliate of the Depositor; provided that, after the date hereof, upon the request of the Administrator, any such proposed transferee of the Excess Distribution Certificate that is an Affiliate of the Depositor shall provide to the Administrator an opinion of counsel to the effect that if such Affiliate were to become a debtor in a case under the United States Bankruptcy Code, a federal court with jurisdiction over such bankruptcy case, exercising reasonable judgment after full consideration of all relevant factors, would not order the substantive consolidation of the assets and liabilities of the Trust with those of such Affiliate.

(ii)   Except as provided above, the Excess Distribution Certificate shall not be sold, pledged, transferred or assigned except as provided below:

(A)   The Excess Distribution Certificate has not been registered or qualified under the Securities Act of 1933, as amended (the "Securities Act") or any state securities law. No transfer, sale, pledge or other disposition of the Excess Distribution Certificate or any interest therein shall be made unless such transfer is made pursuant to an effective registration statement under the Securities Act and effective registration or qualification under applicable state securities laws, or is made in a transaction which does not require such registration or qualification. In the event that a transfer is to be made without registration or qualification, the Owner Trustee shall require, in order to assure compliance with such laws, that the prospective transferor and transferee each certify to the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor, in writing, the facts surrounding the transfer. Such certifications shall be substantially in the forms of Exhibit C hereto and Exhibit D-1 or D-2 hereto, as applicable. In the event that such a transfer is to be made within two years from the date of the initial issuance of the Excess Distribution Certificate pursuant hereto (other than a transfer as to which the proposed transferee has provided a certificate in the form of Exhibit D-2), the Owner Trustee in its sole discretion, may require that there shall also be delivered to the Owner Trustee, the Certificate Registrar, the Administrator, or, if it is not the proposed transferor, the Depositor, at the expense of the transferor, an opinion of counsel that such transfer may be made pursuant to an exemption from the Securities Act and such state securities laws. Any such opinion of counsel shall not be an expense of the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor. None of the Depositor, the Administrator, the Certificate Registrar or the Owner Trustee is obligated to register or qualify the Excess Distribution Certificate under the Securities Act or any other securities law or to take any action not otherwise required under this Agreement to permit the transfer of the Excess Distribution Certificate without registration or qualification. Any such Excess Distribution Certificateholder desiring to effect such transfer shall, and does hereby agree to, indemnify the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor, against any liability that may result if the transfer is not so exempt or is made in accordance with such applicable federal and state laws.

(B)   No transfer of the Excess Distribution Certificate will be registered by the Owner Trustee or the Certificate Registrar unless the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor receives a representation from the proposed transferee of the Excess Distribution Certificate, substantially in the form of Exhibit D-1 or D-2, as the case may be, that such transferee is not acquiring the Excess Distribution Certificate by or for the account of any entity in violation of the restrictions set forth in the final paragraph of Section 3.3(c) above. If any proposed transferee shall become an Excess Distribution Certificateholder in violation of these provisions, then the last preceding permitted transferee shall be restored, to the extent permitted by law, to all rights as Excess Distribution Certificateholder, retroactive to the date of registration of such transfer of the Excess Distribution Certificate. Neither the Owner Trustee nor the Certificate Registrar shall have any liability to any person for any registration or transfer of the Excess Distribution Certificate that is not permitted or for making any payments due on the Excess Distribution Certificate to the holder thereof or for taking any action with respect to such holder under this Agreement. Any proposed transferee who becomes an Excess Distribution Certificateholder shall agree to indemnify the Owner Trustee, the Certificate Registrar, [each Swap Counterparty,] the Administrator, and, if it is not the proposed transferor, the Depositor, against any loss, damage or penalty incurred as a result of the transfer of the Excess Distribution Certificate to such proposed transferee in violation of such restrictions.

(C)   The prospective transferee shall be aware that the Excess Distribution Certificate shall bear legends referring to the restrictions contained in sub-clauses (A) and (B) above and by its acceptance of an Excess Distribution Certificate agrees to abide by such restrictions.

(D)   The prospective transferee shall deliver an opinion of counsel addressed to the Owner Trustee, [each Swap Counterparty,] the Administrator, and, if it is not the proposed transferor, the Depositor, to the effect that, (1) as a matter of federal income tax law, such prospective transferee is permitted to accept the transfer of the Excess Distribution Certificate, (2) such transfer or pledge would not jeopardize the tax treatment of the Trust, (3) such transfer or pledge would not subject the Trust to any entity-level tax, (4) such transfer or pledge would not jeopardize the status of the Notes as debt for all purposes, and (5) such pledge or transfer would not cause the Trust to be treated, for federal income tax purposes, as an association or a publicly traded partnership taxable as a corporation.

(E)   No pledge or transfer of the Excess Distribution Certificate shall be effective unless such purchase or transfer is to a single beneficial owner.

(iii)   Any Excess Distribution Certificateholder, as evidenced by its agreement to accept the rights conferred under the Excess Distribution Certificate, is hereby deemed to accept and succeed to all obligations of the Depositor under this Agreement.

(i)   [Restrictions on Transfer of the RC Certificate. On the Closing Date, the RC Certificate will be issued to the Depositor. During the Risk Retention Restricted Period, the RC Certificate will be held by the Depositor or may be transferred to the Sponsor or a majority-owned Affiliate of the Sponsor (each of the Sponsor and any majority-owned Affiliate of the Sponsor, an "*RC Eligible Affiliate*") in compliance with Regulation RR; provided that any such transferee agrees in writing not to transfer the RC Certificate during the Risk Retention Restricted Period except in compliance with Regulation RR. Subject to the foregoing, in accordance with European risk retention, the RC Certificate may be transferred to the Depositor or to any Affiliate of the Depositor with whom the Depositor is consolidated for accounting purposes, without any requirement to provide any officer's certificates or legal opinions; provided that, after the date hereof, upon the request of the Administrator, any such proposed transferee of the RC Certificate that is the Depositor or an Affiliate of the Depositor shall provide to the Administrator an Opinion of Counsel to the effect that if such transferee were to become a debtor in a case under the United States Bankruptcy Code, a federal court with jurisdiction over such bankruptcy case, exercising reasonable judgment after full consideration of all relevant factors, would not order the substantive consolidation of the assets and liabilities of the Trust with those of the transferee.

At any time after the Risk Retention Restricted Period, as shall be evidenced by the receipt by the Indenture Trustee, the Trust and the Administrator of a reasonably acceptable Opinion of Counsel, the RC Certificate shall not be sold, pledged, transferred or assigned to a party that is not the Depositor, the Sponsor or a majority-owned Affiliate of the Sponsor except as provided below:

(i)   The RC Certificate has not been registered or qualified under the Securities Act or any state securities law. No transfer, sale, pledge or other disposition of the RC Certificate or any interest therein shall be made unless such transfer is made pursuant to an effective registration statement under the Securities Act and effective registration or qualification under applicable state securities laws, or is made in a transaction which does not require such registration or qualification. In the event that a transfer is to be made without registration or qualification, the Owner Trustee shall require, in order to assure compliance with such laws, that the prospective transferor and transferee each certify to the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor, in writing, the facts surrounding the transfer. Such certifications shall be substantially in the forms of Exhibit C and Exhibit D-1 or D-2 hereto, as applicable. In the event that such a transfer is to be made within two years from the date of the initial issuance of the RC Certificate pursuant hereto (other than a transfer as to which the proposed transferee has provided a certificate in the form of Exhibit D-2), the Owner Trustee in its sole discretion, may require that there shall also be delivered to the Owner Trustee, the Certificate Registrar, the Administrator, or, if it is not the proposed transferor, the Depositor, at the expense of the transferor, an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Securities Act and such state securities laws. Any such Opinion of Counsel shall not be an expense of the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor. None of the Depositor, the Administrator, the Certificate Registrar or the Owner Trustee is obligated to register or qualify the RC Certificate under the Securities Act or any other securities law or to take any action not otherwise required under this Agreement to permit the transfer of the RC Certificate without registration or qualification. Any such RC Certificateholder desiring to effect such transfer shall, and does hereby agree to, indemnify the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor, against any liability that may result if the transfer is not so exempt or is made in accordance with such applicable federal and state laws.

(ii)   No transfer of the RC Certificate will be registered by the Owner Trustee or the Certificate Registrar unless the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor receives a representation from the proposed transferee of the RC Certificate, substantially in the form of Exhibit D-1 or D-2, as the case may be, that such transferee is not acquiring the RC Certificate by or for the account of any entity in violation of the restrictions set forth in the final paragraph of Section 3.3(c) above. If any proposed transferee shall become an RC Certificateholder in violation of these provisions, then the last preceding permitted transferee shall be restored, to the extent permitted by law, to all rights as the RC Certificateholder, retroactive to the date of registration of such transfer of the RC Certificate. Neither the Owner Trustee nor the Certificate Registrar shall have any liability to any person for any registration or transfer of the RC Certificate that is not permitted or for making any payments due on the RC Certificate to the holder thereof or for taking any action with respect to such holder under this Agreement. Any proposed transferee who becomes an RC Certificateholder shall agree to indemnify the Owner Trustee, the Certificate Registrar, the Administrator, and, if it is not the proposed transferor, the Depositor, against any loss, damage or penalty incurred as a result of the transfer of the RC Certificate to such proposed transferee in violation of such restrictions.

(iii)   The prospective transferee shall be aware that the RC Certificate shall bear legends referring to the restrictions contained in sub-clauses (i) and (ii) above and by its acceptance of the RC Certificate agrees to abide by such restrictions.

(iv)   The prospective transferee shall deliver an Opinion of Counsel addressed to the Owner Trustee, the Administrator, and, if it is not the proposed transferor, the Depositor, to the effect that, (1) as a matter of federal income tax law, such prospective transferee is permitted to accept the transfer of the RC Certificate, (2) such transfer or pledge would not jeopardize the tax treatment of the Trust, (3) such transfer or pledge would not subject the Trust to any entity-level tax, (4) such transfer or pledge would not jeopardize the status of the Notes as debt for all purposes, and (5) such pledge or transfer would not cause the Trust to be treated, for federal income tax purposes, as an association or a publicly traded partnership taxable as a corporation.

(v)   [No pledge or transfer of the RC Certificate shall be effective unless such pledge or transfer is to a single beneficial owner.]]

(j)   [Separation of the Excess Distribution Certificate and the RC Certificate. If the Excess Distribution Certificate and the RC Certificate are separately held by entities that are not considered the same entity for federal income tax purposes, the Depositor, the Indenture Trustee and the Owner Trustee will take the position that the Trust will be reclassified as a partnership for federal income tax purposes. Accordingly, the Depositor, the Indenture Trustee and the Owner Trustee will treat the Excess Distribution Certificateholder and the RC Certificateholder as partners (each a "*Partner*" and together, the "*Partners*") in a partnership consisting of the Trust (referred to in this Section 3.3(j) as the "*Partnership*" for federal, state and local income tax purposes). In such case, the following provisions shall apply:

(i)   All Partnership powers relating to federal, state or local tax shall be exercised by or under the authority of the Excess Distribution Certificateholder, including, but not limited to, the engagement of tax counsel, accountants and other third parties in the preparation and filing of federal, state or local tax returns of the Partnership.

(ii)   The Excess Distribution Certificateholder shall cause to be kept full and accurate books and records of the Partnership for purpose of preparing federal, state and local income tax returns of the Partnership. The books and records of the Partnership shall be kept on the accrual basis. The taxable year of the Partnership shall be the taxable year of the Excess Distribution Certificateholder.

(iii)   The Excess Distribution Certificateholder shall, on behalf of the Partnership, timely prepare and file federal, state and local income tax returns of the Partnership. The RC Certificateholder shall cooperate in any manner necessary with the Excess Distribution Certificateholder with respect to any relevant tax requirements, and shall provide any information and deliver properly completed forms and documentation reasonably required by the Excess Distribution Certificateholder.

(iv)   Expenses incurred with respect to the preparation and filing of federal, state or local tax returns of the Partnership shall be shared by the Excess Distribution Certificateholder and the RC Certificateholder in proportion to their economic interests in the Partnership. The Excess Distribution Certificateholder shall be entitled to reimbursement by the RC Certificateholder to the extent that the Excess Distribution Certificateholder has incurred more than its proportionate share of the reasonable direct and indirect expenses for the preparation and filing of federal, state or local tax returns of the Partnership, including, but not limited to, legal and accounting expenses and payments (or the prorated portions thereof) to third parties engaged for the preparation and filing of federal, state or local tax returns of the Partnership.

(v)   As soon as practicable after the close of each year, the Excess Distribution Certificateholder shall send to the RC Certificateholder a Form K-1 and all other tax information relating to the Partnership to assist the RC Certificateholder in completing and filing its federal, state and local income tax returns.

(vi)   The Excess Distribution Certificateholder is authorized to make any and all elections for federal, state, local and foreign tax purposes.

(vii)   If applicable, the Excess Distribution Certificateholder shall be designated "tax matters partner," as defined in Section 6231(a)(7) of the Code, and in any similar capacity under state or local law. The Excess Distribution Certificateholder shall, to the extent provided in Sections 6221 through 6231 of the Code, be authorized and required to represent the Partnership and the Partners before taxing authorities or courts of competent jurisdiction in tax matters affecting the Partnership and the Partners in their capacities as Partners, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Partners with respect to such tax matters or otherwise affect the rights of the Partnership and the Partners.]

(k)   [Covenants of the Depositor with respect to the RC Certificate. The Depositor hereby undertakes to the Owner Trustee on behalf of the Trust that:

(i)   [It shall notify the Issuer and the Administrator promptly of: (1) any change in the identity of the entity holding the RC Certificate, (2) if the form of European risk retention currently represented by the RC Certificate as specified in sub-paragraph (d) of Article 405(1) and paragraph (1) sub-paragraph (d) of Article 51 is changed to any other type specified in sub-paragraph (d) of Article 405(1) and paragraph (1) sub-paragraph (d) of Article 51, such other type; and (3) any breach of the Depositor's agreement to retain the RC Certificate with either the Depositor or Affiliate of the Depositor that is consolidated with it for accounting purposes.]

(ii)   [If the form of European risk retention currently represented by the RC Certificate as specified in sub-paragraph (d) of Article 405(1) and paragraph (1) sub-paragraph (d) of Article 51 is changed to any other type specified in sub-paragraph (d) of Article 405(1) and paragraph (1) sub-paragraph (d) of Article 51, it will cause the Trust, or the Administrator on behalf of the Trust, to publish a notice of such change [with the Irish Stock Exchange] [in a leading newspaper having general circulation in Luxembourg (which is expected to be *Luxemburger Wort*) and/or on the Luxembourg Stock Exchange's website at http://www.bourse.lu.]]

(iii)   [It will provide, or will cause the Trust or the Administrator on behalf of the Trust to provide, to the Indenture Trustee confirmation of compliance with the provisions of Article 405(1) and Article 51 concerning the retention of a material net economic interest (1) on a monthly basis and (2) at any time upon the notification by the Administrator to the Depositor (a) that the Administrator has determined that the performance of the Notes or the risk characteristics of the Notes or of the Trust Student Loans has materially changed or (b) following a breach of the obligations as set forth in the Basic Documents entered into by the Depositor and the Trust in connection with the Notes and the Trust Student Loans, which confirmation shall be set forth in the Administrator's Certificate described in Section 3.1 of the Administration Agreement.]

(iv)   [It will retain, or act to ensure that an Affiliate consolidated with it for accounting purposes will retain, the RC Certificate as set forth in Section 3.3(i) of this Agreement in compliance with Article 405(1) and Article 51.]

(v)   With respect to the RC Certificate, the RC Certificateholder shall not, and shall not permit any of its Affiliates to, sell, hedge or otherwise mitigate its credit risk under or associated with the material net economic interest retained by it or the Trust Student Loans, except to the extent permitted in accordance with [Article 405(1) and Article 51 and], during the Risk Retention Restricted Period, Regulation RR.]

ARTICLE IV

Actions by Owner Trustee

SECTION 4.1   Prior Notice to the Excess Distribution Certificateholder With Respect to Certain Matters. With respect to the following matters, the Owner Trustee shall not take action unless at least 30 days before the taking of such action, the Owner Trustee shall have notified the Excess Distribution Certificateholder and each of the Rating Agencies then rating the Notes [and, with respect to clauses (c) and (d) below, the RC Certificateholder,] in writing of the proposed action and the Excess Distribution Certificateholder [and, with respect to clauses (c) and (d) below, the RC Certificateholder,] shall not have notified the Owner Trustee in writing prior to the 30th calendar day after such notice is given to the Excess Distribution Certificateholder [and, if applicable, the RC Certificateholder,] that it has withheld consent or provided alternative direction:

(a)   the initiation of any material claim or lawsuit by the Trust (except claims or lawsuits brought in connection with the collection of the Trust Student Loans) and the compromise of any material action, claim or lawsuit brought by or against the Trust (except with respect to the aforementioned claims or lawsuits for collection of Trust Student Loans);

(b)   the amendment of the Indenture by a supplemental indenture in circumstances where the consent of the Noteholders is required;

(c)   the amendment of the Indenture by a supplemental indenture in circumstances where the consent of the Noteholders is not required and such amendment materially adversely affects the interests of the Excess Distribution Certificateholder [or the RC Certificateholder]; or

(d)   [the amendment of any Swap Agreement in circumstances where the consent of any class of Noteholders is required or in circumstances where the consent of the Noteholders is not required but where such amendment materially adversely affects the interest of the Excess Distribution Certificateholder [or the RC Certificateholder].]

SECTION 4.2   Action with Respect to Sale of the Trust Student Loans.   The Owner Trustee shall not have the power, except upon the written direction of the Excess Distribution Certificateholder and except as expressly provided in the Basic Documents, to sell the Trust Student Loans after the payment in full of the Notes [and the RC Certificate].

SECTION 4.3   Action with Respect to Bankruptcy. The Owner Trustee shall not have the power to commence a voluntary proceeding in bankruptcy relating to the Trust without the prior approval of the Excess Distribution Certificateholder and the delivery to the Owner Trustee by the Excess Distribution Certificateholder of a certificate certifying that the Excess Distribution Certificateholder reasonably believes that the Trust is insolvent; provided, however, that nothing herein shall be deemed to prohibit the Owner Trustee from filing a claim in, or otherwise participating in, any bankruptcy proceeding filed against the Trust.

SECTION 4.4   Restrictions.   Neither the Depositor nor the Excess Distribution Certificateholder [or the RC Certificateholder] shall direct the Owner Trustee to take or refrain from taking any action if such action or inaction would be contrary to any obligation of the Trust or the Owner Trustee under this Agreement or any of the other Basic Documents or would be contrary to Section 2.3 nor shall the Owner Trustee be permitted to follow any such direction, if given.

ARTICLE V

Application of Trust Funds; Certain Duties

SECTION 5.1   Application of Trust Funds.

(a)   [Solely on the final Distribution Date, the Certificate Paying Agent shall distribute to the RC Certificateholder any amounts payable in respect of the RC Certificate in accordance with the Administration Agreement.]

(b)   On each Distribution Date, the Certificate Paying Agent shall distribute to the Excess Distribution Certificateholder any amounts payable in respect of the Excess Distribution Certificate in accordance with the Administration Agreement.

(c)   In the event that any withholding tax is imposed on the Trust's payment to the Excess Distribution Certificateholder, such tax shall reduce the amount otherwise distributable on the Excess Distribution Certificate.

SECTION 5.2   Method of Payment. Distributions required to be made to the Excess Distribution Certificateholder [or the RC Certificateholder, as applicable,] on any Distribution Date shall be made to the holder of record on the preceding Record Date either by wire transfer, in immediately available funds, to the account of such holder at a bank or other entity having appropriate facilities therefor, if such holder shall have provided to the Certificate Registrar appropriate written instructions signed by two authorized officers, if any, at least five Business Days prior to such Distribution Date, or, if not, by check mailed to such holder at the address of such holder appearing in the Certificate Register.

SECTION 5.3   No Segregation of Moneys; No Interest. Subject to Section 5.1, moneys received by the Owner Trustee hereunder need not be segregated in any manner except to the extent required by law or the Administration Agreement and may be deposited under such general conditions as may be prescribed by law, and the Owner Trustee shall not be liable for any interest thereon.

SECTION 5.4   Reports to the Excess Distribution Certificateholder, the Internal Revenue Service and Others. The Owner Trustee shall provide (or cause to be provided) any reports or other information required to be provided by the Owner Trustee or the Trust to the Excess Distribution Certificateholder [and the RC Certificateholder, as applicable,] pursuant to the Code, the regulations promulgated thereunder or other applicable law. In addition, the Owner Trustee shall provide (or cause to be provided) any information concerning the Excess Distribution Certificate [or the RC Certificate, as applicable,] to the Internal Revenue Service or other taxing authority as required of the Owner Trustee or the Trust under the Code, the regulations promulgated thereunder or other applicable law. The Owner Trustee shall be entitled to hire an independent accounting firm to perform the functions described in this Section 5.4, the reasonable fees and expenses of which shall be paid by the Depositor.

ARTICLE VI

Authority and Duties of Owner Trustee

SECTION 6.1   General Authority. The Owner Trustee is authorized and directed to execute and deliver the Basic Documents to which the Trust is to be a party and each certificate or other document attached as an exhibit to or contemplated by the Basic Documents to which the Trust is to be a party, in each case, in such form as the Depositor shall approve as evidenced conclusively by the Owner Trustee's execution thereof, and, on behalf of the Trust, to direct the Indenture Trustee to authenticate and deliver Notes in the aggregate principal amount of $[__]. The Eligible Lender Trustee is also authorized and directed on behalf of the Trust to acquire all Trust Student Loans to be sold by the Depositor, with beneficial ownership to be held by the Trust.

In addition to the foregoing, the Owner Trustee is hereby authorized and directed to take all actions required of the Trust pursuant to the Basic Documents (including without limitation, actions required under (i) Sections 5.1(d), 5.3, 6.1(c), 8.4, 8.5(d) and 8.9 of the Administration Agreement, (ii) Sections 3.1, 3.2(D), 3.5(A), 3.11(A), 5.1, 6.1 and 7.1 of the Servicing Agreement and (iii) Section 12.1 of the Indenture), and the Owner Trustee hereby agrees to undertake such actions on behalf of the Trust. The Owner Trustee is further authorized from time to time to take such action as the Administrator directs or instructs, in writing, with respect to the Basic Documents and is directed to take such action to the extent that the Administrator is expressly required pursuant to the Basic Documents to cause the Owner Trustee to act.

SECTION 6.2 General Duties. It shall be the duty of the Owner Trustee to discharge (or cause to be discharged) all of its responsibilities pursuant to the terms of this Agreement and the other Basic Documents to which the Trust is a party and to administer the Trust in the interest of the Noteholders[, the RC Certificateholder] and the Excess Distribution Certificateholder subject to and in accordance with the provisions of this Agreement and the other Basic Documents. Without limiting the foregoing, the Owner Trustee shall on behalf of the Trust file and prove any claim or claims that may exist on behalf of the Trust against the Depositor in connection with any claims paying procedure as part of an insolvency or a receivership proceeding involving the Depositor. Notwithstanding the foregoing, the Owner Trustee shall be deemed to have discharged its duties and responsibilities hereunder and under the other Basic Documents to the extent the Administrator has agreed in the Administration Agreement to perform any act or to discharge any duty of the Owner Trustee hereunder or under any other Basic Document, and the Owner Trustee shall not be held liable for the default or failure of the Administrator to carry out its obligations under the Administration Agreement. Except as expressly provided in the Basic Documents, the Owner Trustee shall have no obligation to administer, service or collect the Trust Student Loans or to maintain, monitor or otherwise supervise the administration, servicing or collection of the Trust Student Loans.

SECTION 6.3 Action Upon Instruction.

(a) [Reserved].

(b) The Owner Trustee shall not be required to take any action hereunder or under any other Basic Document if the Owner Trustee shall have reasonably determined, or shall have been advised by counsel, that such action is likely to result in liability on the part of the Owner Trustee or is contrary to the terms hereof, any other Basic Document or is otherwise contrary to law.

(c) Whenever the Owner Trustee is unable to determine the appropriate course of action between alternative courses and actions permitted or required by the terms of this Agreement or under any other Basic Document, the Owner Trustee shall promptly give notice (in such form as shall be appropriate under the circumstances) to the Depositor requiring instruction as to the course of action to be adopted, and to the extent the Owner Trustee acts in good faith in accordance with any written instruction of the Depositor received, the Owner Trustee shall not be liable on account of such action to any Person. If the Owner Trustee shall not have received appropriate instruction within 10 days of such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action, not inconsistent with this Agreement, the other Basic Documents, as it shall deem to be in the best interests of the Excess Distribution Certificateholder [and the RC Certificateholder], and shall have no liability to any Person for such action or inaction.

(d)   In the event that the Owner Trustee is unsure as to the application of any provision of this Agreement, any other Basic Document or any such provision is ambiguous as to its application, or is, or appears to be, in conflict with any other applicable provision, or in the event that this Agreement permits any determination by the Owner Trustee or is silent or is incomplete as to the course of action that the Owner Trustee is required to take with respect to a particular set of facts, the Owner Trustee may give notice (in such form as shall be appropriate under the circumstances) to the Depositor requesting written instruction and, to the extent that the Owner Trustee acts or refrains from acting in good faith in accordance with any such written instruction received, the Owner Trustee shall not be liable, on account of such action or inaction, to any Person. If the Owner Trustee shall not have received appropriate instruction within 10 days of such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action, not inconsistent with this Agreement or the other Basic Documents, as it shall deem to be in the best interest of the Excess Distribution Certificateholder [and the RC Certificateholder], and shall have no liability to any Person for such action or inaction.

SECTION 6.4   No Duties Except as Specified in this Agreement or in Instructions. The Owner Trustee shall not have any duty or obligation to manage, make any payment with respect to, register, record, sell, service, dispose of or otherwise deal with the Trust Estate, or to otherwise take or refrain from taking any action under, or in connection with, any document contemplated hereby to which the Owner Trustee is a party, except as expressly provided by the terms of this Agreement or in any document or written instruction received by the Owner Trustee pursuant to Section 6.3; and no implied duties or obligations shall be read into this Agreement or any other Basic Document against the Owner Trustee. The Owner Trustee shall have no responsibility for filing any financing or continuation statement in any public office at any time or to otherwise perfect or maintain the perfection of any security interest or lien granted to it hereunder or to prepare or file any Commission filing for the Trust or to record this Agreement or any other Basic Document. The Owner Trustee nevertheless agrees that it will, at its own cost and expense, promptly take all action as may be necessary to discharge any Liens on any part of the Trust Estate that result from actions by, or claims against, [_____], in its individual capacity or as the Owner Trustee that are not related to the ownership or the administration of the Trust Estate.

SECTION 6.5   No Action Except Under Specified Documents or Instructions. The Owner Trustee shall not otherwise deal with any part of the Trust Estate except (i) in accordance with the powers granted to and the authority conferred upon the Owner Trustee pursuant to this Agreement (including pursuant to instructions received from the Administrator, the Depositor[,] [or] the Excess Distribution Certificateholder [or the RC Certificateholder], as set forth in this Agreement), (ii) in accordance with the other Basic Documents to which it is a party and (iii) in accordance with any document or instruction delivered to the Owner Trustee pursuant to Section 6.3.

SECTION 6.6   Restrictions. The Owner Trustee shall not take any action (a) that is inconsistent with the purposes of the Trust set forth in Section 2.3 or (b) that, to the actual knowledge of the Owner Trustee, would result in the Trust's becoming taxable as a corporation for federal income tax purposes.   [None of][Neither] the Depositor[,] [nor] the Excess Distribution Certificateholder [or the RC Certificateholder] shall direct the Owner Trustee to take action that would violate the provisions of this Section.

ARTICLE VII

Concerning the Owner Trustee

SECTION 7.1   Acceptance of Trusts and Duties. The Owner Trustee accepts the trusts hereby created and agrees to perform its duties hereunder with respect to such trusts but only upon the terms of this Agreement. The Owner Trustee also agrees to disburse all moneys actually received by it constituting part of the Trust Estate upon the terms of this Agreement and the other Basic Documents. The Owner Trustee shall not be answerable or accountable hereunder or under any other Basic Document under any circumstances, except (i) for its own willful misconduct or negligence or (ii) in the case of the inaccuracy of any representation or warranty contained in Section 7.3 expressly made by the Owner Trustee. In particular, but not by way of limitation (and subject to the exceptions set forth in the preceding sentence):

(a)   the Owner Trustee shall not be liable for any error of judgment, except for such error resulting from willful misconduct or negligence as set forth in the preceding paragraph, made by an Authorized Officer of the Owner Trustee;

(b)   the Owner Trustee shall not be liable with respect to any action taken or omitted to be taken by it in accordance with the direction or instructions of the Administrator, the Depositor[,] [or] the Excess Distribution Certificateholder [or the RC Certificateholder];

(c)   no provision of this Agreement or any other Basic Document shall require the Owner Trustee to expend or risk funds or otherwise incur any financial liability in the performance of any of its rights or powers hereunder or under any other Basic Document, if the Owner Trustee shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it;

(d)   under no circumstances shall the Owner Trustee be liable for indebtedness evidenced by or arising under any of the Basic Documents, including the principal of and interest on the Notes [and principal on the RC Certificate];

(e)   the Owner Trustee shall not be responsible for or in respect of the validity or sufficiency of this Agreement or for the due execution hereof by the Depositor or for the form, character, genuineness, sufficiency, value or validity of any of the Trust Estate or for or in respect of the validity or sufficiency of the Basic Documents, other than (in the case of the Owner Trustee) the certificate of authentication on the Excess Distribution Certificate [and the RC Certificate], and the Owner Trustee shall not in any event assume or incur any liability, duty, or obligation to the Depositor, any Noteholder[, the RC Certificateholder] or the Excess Distribution Certificateholder, other than as expressly provided for herein and in the other Basic Documents;

(f)   the Owner Trustee shall not be liable for, and shall have no duty to supervise or monitor, the action or inaction, default or misconduct of the Administrator, the Depositor, the Indenture Trustee, the Servicer [or any Swap Counterparty] under any of the other Basic Documents or otherwise, and the Owner Trustee shall not have any obligation or liability to perform the obligations of the Trust under this Agreement or the other Basic Documents that are required to be performed by the Administrator under the Administration Agreement, the Indenture Trustee under the Indenture or the Servicer under the Servicing Agreement [or a Swap Counterparty under the related Swap Agreement];

(g)   the Owner Trustee shall not be under any obligation to exercise any of the rights or powers vested in it by this Agreement, or to institute, conduct or defend any litigation under this Agreement or otherwise or in relation to this Agreement, any other Basic Document, at the request, order or direction of the Depositor, the Administrator[, the RC Certificateholder] or the Excess Distribution Certificateholder, unless the Depositor, the Administrator or such holder has offered to the Owner Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Owner Trustee therein or thereby. The right of the Owner Trustee to perform any discretionary act enumerated in this Agreement or in any other Basic Document shall not be construed as a duty, and the Owner Trustee shall not be answerable for other than its negligence or willful misconduct in the performance of any such act;

(h)   in no event shall the Owner Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God; it being understood that the Owner Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance of their respective obligations as soon as practicable under the circumstances; and

(i)   in no event shall the Owner Trustee be responsible or liable for any special, indirect or consequential loss or damage of any kind whatsoever irrespective of whether the Owner Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

SECTION 7.2   [Reserved].

SECTION 7.3   Representations and Warranties of the Owner Trustee. The Owner Trustee hereby represents and warrants to the Depositor, for the benefit of the Noteholders[,] [and] the Excess Distribution Certificateholder [and the RC Certificateholder], that:

(a)   It is duly organized and validly existing in good standing under the laws of its governing jurisdiction and has an office located within the State of [_____]. It has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(b)   It has taken all corporate action necessary to authorize the execution and delivery by it of this Agreement, and this Agreement will be executed and delivered by [one][two] of its officers who is duly authorized to execute and deliver this Agreement on its behalf.

(c)   Neither the execution nor the delivery by it of this Agreement, nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the terms or provisions hereof will contravene any federal or Delaware state law, governmental rule or regulation governing the banking or trust powers of the Owner Trustee or any judgment or order binding on it, or constitute any default under its charter documents or by-laws.

SECTION 7.4   Reliance; Advice of Counsel.

(a)   The Owner Trustee shall incur no liability to anyone in acting upon any signature, instrument, direction, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties. The Owner Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any corporate party as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the method of the determination of which is not specifically prescribed herein, the Owner Trustee may for all purposes hereof rely on a certificate, signed by the president or any vice president or by the treasurer or other authorized officers of the relevant party, as to such fact or matter and such certificate shall constitute full protection to the Owner Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

(b)   In the exercise or administration of the trusts hereunder and in the performance of its duties and obligations under this Agreement or the other Basic Documents, the Owner Trustee (i) may act directly or through its agents or attorneys pursuant to agreements entered into with any of them, and the Owner Trustee shall not be liable for the conduct or misconduct of such agents or attorneys if such agents or attorneys shall have been selected by the Owner Trustee with reasonable care, and (ii) may consult with counsel and accountants to be selected with reasonable care and employed by it. The Owner Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the written opinion or advice of any such counsel or accountants and not contrary to this Agreement or any other Basic Document.

SECTION 7.5   Not Acting in Individual Capacity. Except as provided in this Article VII, in accepting the trusts hereby created, [_____] is acting solely as Owner Trustee hereunder and not in its individual capacity, and all Persons having any claim against the Owner

Trustee by reason of the transactions contemplated by this Agreement or any other Basic Document shall look only to the Trust Estate for payment or satisfaction thereof.

SECTION 7.6 <u>Owner Trustee Not Liable for Excess Distribution Certificate or Trust Student Loans</u>. The recitals contained herein and in the Excess Distribution Certificate [and the RC Certificate] (other than the signature of and, if applicable, authentication by the Owner Trustee on the Excess Distribution Certificate [or the RC Certificate, as applicable]) shall be taken as the statements of the Depositor, and the Owner Trustee assumes no responsibility for the correctness thereof. The Owner Trustee makes no representations as to the validity or sufficiency of this Agreement, the Excess Distribution Certificate[, the RC Certificate] or any other Basic Document (other than the signature of and, if applicable, authentication by the Owner Trustee on the Excess Distribution Certificate [or the RC Certificate, as applicable]), or the Notes, or of any Trust Student Loan or related documents. The Owner Trustee shall not at any time have any responsibility or liability for or with respect to the legality, validity and enforceability of any Trust Student Loan, or for or with respect to the sufficiency of the Trust Estate or its ability to generate the payments to be distributed to the Excess Distribution Certificateholder [or the RC Certificateholder, as applicable,] under this Agreement or the Noteholders under the Indenture, including the existence and contents of any computer or other record of any Trust Student Loan; the validity of the assignment of any Trust Student Loan to the Eligible Lender Trustee on behalf of the Trust; the completeness of any Trust Student Loan; the performance or enforcement (except as expressly set forth in any Basic Document) of any Trust Student Loan; the compliance by the Depositor or the Servicer with any warranty or representation made under any Basic Document or in any related document or the accuracy of any such warranty or representation or any action or inaction of the Administrator, the Indenture Trustee or the Servicer or any subservicer taken in the name of the Owner Trustee.

SECTION 7.7 <u>Owner Trustee May Own Notes</u>. The Owner Trustee, individually or in any other capacity, may become the owner or pledgee of Notes and may deal with the Depositor, the Excess Distribution Certificateholder[, the RC Certificateholder,] the Administrator, the Indenture Trustee or the Servicer in banking transactions with the same rights as it would have if it were not the Owner Trustee.

SECTION 7.8 <u>Delaware Trustee Duties of the Owner Trustee</u>. The Owner Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the purpose of satisfying the requirement of Section 3807(a) of the Delaware Statutory Trust Act that the Trust have at least one trustee with a principal place of business in Delaware. The duties of the Owner Trustee shall include (a) accepting legal process served on the Trust in the State of Delaware and (b) the execution of any certificates required to be filed with the Secretary of State of the State of Delaware which the Owner Trustee is required to execute under Section 3811 of the Delaware Statutory Trust Act. To the extent that, at law or in equity, the Owner Trustee has duties (including fiduciary duties) and liabilities relating thereto with respect to the Trust, the beneficial owners thereof or any other person, it is hereby understood and agreed by the other parties hereto that such duties and liabilities will be replaced by the duties and liabilities of the Owner Trustee expressly set forth in this Section 7.8. In addition to the foregoing, the Owner Trustee also hereby agrees to execute and deliver all amendments or supplements to this Agreement, delivered to it for execution pursuant to Section 11.1, if such amendment or supplement does not materially or adversely affect the rights or duties of the Owner Trustee.

ARTICLE VIII

Compensation and Indemnity of the Owner Trustee

SECTION 8.1 Owner Trustee's Fees and Expenses. The Owner Trustee shall receive as compensation for its services hereunder such fees, if any, as have been separately agreed upon before the date hereof between the Depositor and the Owner Trustee, and the Owner Trustee shall be entitled to be reimbursed by the Administrator, to the extent provided in such separate agreement, for their other reasonable expenses (including the reasonable fees and expenses of counsel and independent accountants) hereunder.

SECTION 8.2 Payments to the Owner Trustee. Any amounts paid to the Owner Trustee pursuant to Section 8.1 hereof or pursuant to Section 9 of the Sale Agreement, Section 4.2 of the Administration Agreement or Section 4.2 of the Servicing Agreement shall be deemed not to be a part of the Trust Estate immediately after such payment.

SECTION 8.3 Indemnity. The Depositor shall cause the Administrator to indemnify the Owner Trustee in its individual capacity and any of its officer, directors, employees and agents as and to the extent provided for in Section 4.2 of the Administration Agreement.

ARTICLE IX

Termination of Trust Agreement

SECTION 9.1 Termination of Trust Agreement.

(a) This Agreement (other than Article VIII) and the Trust shall terminate and be of no further force or effect upon (1) the final distribution by the Certificate Paying Agent of all moneys or other property or proceeds of the Trust Estate in accordance with the terms of the Indenture, the Administration Agreement and Article V hereof and (2) the filing of the certificate of cancellation by the Owner Trustee pursuant to Section 9.1(c) below. The bankruptcy, liquidation, dissolution, death or incapacity of the Excess Distribution Certificateholder shall not (x) operate to terminate this Agreement or the Trust, nor (y) entitle such holder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of all or any part of the Trust or Trust Estate nor (z) otherwise affect the rights, obligations and liabilities of the parties hereto.

(b) Except as provided in Section 9.1(a), none of the Depositor, any Noteholder, the Excess Distribution Certificateholder [or the RC Certificateholder] shall be entitled to revoke or terminate the Trust.

(c) Upon final distribution of any funds remaining in the Trust, the Owner Trustee shall execute and file a certificate of cancellation (to be prepared by the Administrator) of the Trust's certificate of trust pursuant to Section 3810(c) of the Delaware Statutory Trust Act.

ARTICLE X

Successor Owner Trustees and
Additional Owner Trustees

SECTION 10.1   Eligibility Requirements for Owner Trustee. The Owner Trustee shall at all times be a corporation (i) having a combined capital and surplus of at least $50,000,000 and being subject to supervision or examination by federal or state authorities; (ii) having (or having a parent which has) a rating in respect of its long-term senior unsecured debt of at least "BBB-" (or the equivalent) by each of the Rating Agencies then rating the Notes (or which, if the long-term senior unsecured debt of such corporation or association is not rated by any Rating Agency then rating the Notes, shall have provided to the Indenture Trustee written confirmation from such Rating Agency that the appointment of such corporation or association to serve as Owner Trustee will not result in and of itself in a reduction or withdrawal of the then current rating of any of the Notes); and (iii) satisfying the provisions of Section 3807(a) of the Delaware Statutory Trust Act. If the Owner Trustee shall publish reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purpose of this Section, the combined capital and surplus of the Owner Trustee shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. In case at any time the Owner Trustee shall cease to be eligible in accordance with the provisions of this Section, the Owner Trustee shall resign immediately in the manner and with the effect specified in Section 10.2.

SECTION 10.2   Resignation or Removal of the Owner Trustee. The Owner Trustee may at any time resign and be discharged from the trusts hereby created by giving written notice thereof to the Administrator. Upon receiving such notice of resignation, the Administrator shall promptly appoint a successor Owner Trustee meeting the eligibility requirements of Section 10.1 by written instrument, in duplicate, one copy of which instrument shall be delivered to the resigning Owner Trustee and one copy to the successor Owner Trustee. If no successor Owner Trustee shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation, the resigning Owner Trustee may petition any court of competent jurisdiction for the appointment of a successor Owner Trustee; provided, however, that such right to appoint or to petition for the appointment of any such successor shall in no event relieve the resigning Owner Trustee from any obligations otherwise imposed on it under the Basic Documents until such successor has in fact assumed such appointment.

If at any time the Owner Trustee shall cease to be or shall be likely to cease to be eligible in accordance with the provisions of Section 10.1 and shall fail to resign after written request therefor by the Administrator, or if at any time an Insolvency Event with respect to the Owner Trustee shall have occurred and be continuing, then the Administrator may remove the Owner Trustee. If the Administrator shall remove the Owner Trustee under the authority of the immediately preceding sentence, the Administrator shall promptly appoint a successor Owner Trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the outgoing Owner Trustee so removed and one copy to the successor Owner Trustee, and payment of all fees owed to the outgoing Owner Trustee.

Any resignation or removal of the Owner Trustee and appointment of a successor Owner Trustee pursuant to any of the provisions of this Section shall not become effective until acceptance of appointment by the successor Owner Trustee pursuant to Section 10.3, payment of all fees and expenses owed to the outgoing Owner Trustee and the filing of a certificate of amendment to the Trust's certificate of trust pursuant to Section 3810(b) of the Delaware Statutory Trust Act. The Administrator shall provide notice of such resignation or removal of the Owner Trustee to each of the Rating Agencies then rating the Notes.

SECTION 10.3 <u>Successor Owner Trustee</u>. Any successor Owner Trustee appointed pursuant to Section 10.2 shall execute, acknowledge and deliver to the Administrator and to its predecessor Owner Trustee an instrument accepting such appointment under this Agreement, and thereupon the resignation or removal of the predecessor Owner Trustee shall become effective and such successor Owner Trustee without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with like effect as if originally named as Owner Trustee. The predecessor Owner Trustee shall upon payment of its fees and expenses deliver to the successor Owner Trustee all documents, statements, moneys and properties held by it under this Agreement; and the Administrator and the predecessor Owner Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for fully and certainly vesting and confirming in the successor Owner Trustee all such rights, powers, duties and obligations.

No successor Owner Trustee shall accept such appointment as provided in this Section unless at the time of such acceptance such successor Owner Trustee shall be eligible pursuant to Section 10.1.

Upon acceptance of appointment by a successor Owner Trustee pursuant to this Section, the Administrator shall mail notice of the successor of such Owner Trustee to the Excess Distribution Certificateholder, the Indenture Trustee, the Noteholders[, the RC Certificateholder,] and the Rating Agencies then rating the Notes [and each Swap Counterparty]. If the Administrator shall fail to mail such notice within 10 days after acceptance of appointment by the successor Owner Trustee, the successor Owner Trustee shall cause such notice to be mailed at the expense of the Administrator.

SECTION 10.4 <u>Merger or Consolidation of Owner Trustee</u>. Any corporation or association into which the Owner Trustee may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the Owner Trustee shall be a party, or any corporation or association succeeding to all or substantially all the corporate trust business of the Owner Trustee shall, without the execution or filing of any instrument or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding, be the successor of the Owner Trustee hereunder; <u>provided</u> that such corporation or association shall be eligible pursuant to Section 10.1; and <u>provided</u> <u>further</u> that the Owner Trustee shall mail notice of such merger or consolidation to the Rating Agencies then rating the Notes not less than 15 days prior to the effective date thereof and the Owner Trustee shall file an amendment to the Certificate of Trust as required under the Delaware Statutory Trust Act.

SECTION 10.5   Appointment of Co-Owner Trustee or Separate Owner Trustee. Notwithstanding any other provisions of this Agreement, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of the Trust may at the time be located, the Administrator and the Owner Trustee acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by the Owner Trustee to act as co-trustee, jointly with the Owner Trustee, or separate trustee or separate trustees, of all or any part of the Trust Estate, and to vest in such Person, in such capacity, such title to the Trust Estate, or any part thereof, and, subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts as the Administrator and the Owner Trustee may consider necessary or desirable. If the Administrator shall not have joined in such appointment within 15 days after the receipt by it of a request so to do, the Owner Trustee alone shall have the power to make such appointment. No co-trustee or separate trustee under this Agreement shall be required to meet the terms of eligibility as a successor trustee pursuant to clauses (iv), (v) and (vi) of Section 10.1 and no notice of the appointment of any co-trustee or separate trustee shall be required pursuant to Section 10.3.

Each separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i)   all rights, powers, duties, and obligations conferred or imposed upon the Owner Trustee shall be conferred upon and exercised or performed by the Owner Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Owner Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed, the Owner Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties, and obligations (including the holding of title to the Trust or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, solely at the written direction of the Owner Trustee;

(ii)   no trustee under this Agreement shall be personally liable by reason of any act or omission of any other trustee under this Agreement; and

(iii)   the Administrator and the Owner Trustee acting jointly may at any time accept the resignation of or remove any separate trustee or co-trustee.

Any notice, request or other writing given to the Owner Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Agreement and the conditions of this Article. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Owner Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Owner Trustee. Each such instrument shall be filed with the Owner Trustee and a copy thereof given to the Administrator.

Any separate trustee or co-trustee may at any time appoint the Owner Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Owner Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

ARTICLE XI

Miscellaneous

SECTION 11.1 Supplements and Amendments. This Agreement may be amended by the Owner Trustee and the Indenture Trustee, with prior written notice to the Rating Agencies then rating the Notes, without the consent of any of the Noteholders, the Excess Distribution Certificateholder [or the RC Certificateholder] [or any Swap Counterparty], (i) to cure any ambiguity, to correct or supplement any provisions in this Agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in this Agreement or modifying in any manner the rights of the Noteholders, the Excess Distribution Certificateholder [or the RC Certificateholder] [or any Swap Counterparty]; provided, however, that such action shall not, as evidenced by an Opinion of Counsel, adversely affect in any material respect the interests of any Noteholders, the Excess Distribution Certificateholder [or the RC Certificateholder] whose consent has not been obtained [or any Swap Counterparty] or (ii) to correct any manifest error in the terms of this Agreement as compared to the terms expressly set forth in the Prospectus.

This Agreement may also be amended from time to time by the Owner Trustee and the Indenture Trustee, with prior written notice to the Rating Agencies then rating the Notes, with the consent of (i) the Class A Noteholders evidencing not less than a majority of the Outstanding Amount of the Class A Notes and (ii) the Class B Noteholders evidencing not less than a majority of the Outstanding Amount of the Class B Notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or modifying in any manner the rights of the Class A Noteholders or Class B Noteholders, as the case may be; provided, however, that no such amendment shall (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on Trust Student Loans or distributions that shall be required to be made for the benefit of the Noteholders or (b) reduce the aforesaid percentage of the Outstanding Amount of any class of the Notes required to consent to any such amendment, without the consent of all of the Noteholders representing 100% of the Outstanding Amount of such class of Notes; and provided, further, that any action taken under this paragraph shall not adversely affect in any material respect the interests of the Excess Distribution Certificateholder [or RC Certificateholder, as applicable,] unless the Excess Distribution Certificateholder [or the RC Certificateholder, as applicable,] shall have consented thereto in writing.

Promptly after the execution of any such amendment or consent, the Owner Trustee shall furnish written notification of the substance of such amendment or consent to the Excess Distribution Certificateholder, [the RC Certificateholder,] the Indenture Trustee [, each Swap Counterparty] and each of the Rating Agencies then rating the Notes.

It shall not be necessary for the consent of the Noteholders, [the RC Certificateholder][, any Swap Counterparty] or the Indenture Trustee pursuant to this Section to approve the particular form of any proposed amendment or consent, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents (and any other consents of provided for in this Agreement or in any other Basic Document) and of evidencing the authorization of the execution thereof shall be subject to such reasonable requirements as the Owner Trustee may prescribe.

Prior to the execution of any amendment to this Agreement, the Owner Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement and an Officer's Certificate from the Depositor stating that all conditions precedent to the execution of such amendment have been met or otherwise satisfied. The Owner Trustee may, but shall not be obligated to, enter into any such amendment which affects the Owner Trustee's own rights, duties or immunities under this Agreement or otherwise.

SECTION 11.2   No Legal Title to Trust Estate in the Excess Distribution Certificateholder. The Excess Distribution Certificateholder shall not have legal title to any part of the Trust Estate. The Excess Distribution Certificateholder shall be entitled to receive distributions with respect to its undivided beneficial ownership interest therein only in accordance with Section 3.3 of this Agreement. No transfer, by operation of law or otherwise, of any right, title, or interest of the Excess Distribution Certificateholder to and in its beneficial ownership interest in the Trust Estate shall operate to terminate this Agreement or the trusts hereunder or entitle any transferee to an accounting or to the transfer to it of legal title to any part of the Trust Estate. [The RC Certificate shall possess an unsecured interest in the Trust Estate to the extent of its outstanding principal balance, but shall in all respects be subordinate to the payment priorities and claims of the Noteholders and all other parties possessing a security interest or secured claim in the Trust Estate. The claim of the RC Certificateholders on the Trust Estate shall be, in all instances, subordinate to the claims of all other parties to the Basic Documents other than the interest, if any, of the Excess Distribution Certificateholder. The provisions of this Section constitute a subordination agreement for purposes of Section 510(a) of the United States Bankruptcy Code, as amended from time to time (11 U.S.C. §§ 101 et seq.).]

SECTION 11.3   Limitations on Rights of Others. The provisions of this Agreement are solely for the benefit of the Owner Trustee, the Depositor, the Excess Distribution Certificateholder, the Administrator and, to the extent expressly provided herein, the Indenture Trustee, the Noteholders [and the RC Certificateholder] [and each Swap Counterparty], and nothing in this Agreement, whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Trust Estate or under this Agreement or any covenants, conditions or provisions contained herein.

SECTION 11.4   Notices. Unless otherwise expressly specified or permitted by the terms hereof, all notices shall be in writing and shall be deemed given upon receipt by the intended recipient or three Business Days after mailing if mailed by certified mail, postage prepaid (except that notice to the Owner Trustee shall be deemed given only upon actual receipt by the Owner Trustee),

(a)   if to the Owner Trustee, addressed to its Corporate Trust Office;

(b)   if to the Depositor, addressed to Navient Funding, LLC, 2001 Edmund Halley Drive, Reston, Virginia 20191; or

(c)   as to each party, at such other address as shall be designated by such party in a written notice to each other party.

SECTION 11.5   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 11.6   Separate Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 11.7   Successors and Assigns. All covenants and agreements contained herein shall be binding upon and inure to the benefit of, the Depositor and its successors, the Owner Trustee and its successors, each Excess Distribution Certificateholder and its successors and permitted assigns[, and each RC Certificateholder and its successors and permitted assigns, all as herein provided]. Any request, notice, direction, consent, waiver or other instrument or action by a Noteholder, the Excess Distribution Certificateholder [or the RC Certificateholder] shall bind the successors and assigns of such holder.

SECTION 11.8   No Petition.

(a)   Neither the Depositor, nor any other Excess Distribution Certificateholder [or the RC Certificateholder] (as evidenced by acceptance of its Excess Distribution Certificate [or the RC Certificate, as applicable]) will institute against the Trust, at any time, any bankruptcy proceedings under any United States federal or state bankruptcy or similar law in connection with any obligations relating to the Excess Distribution Certificate, [the RC Certificate,] the Notes, this Agreement or any of the other Basic Documents. The foregoing shall not limit the rights of the Depositor, nor any Excess Distribution Certificateholder [or RC Certificateholder, as applicable,] to file any claim in, or otherwise take any action with respect to, any insolvency proceeding that was instituted against the Trust by a Person other than the Depositor or such other Excess Distribution Certificateholder [or RC Certificateholder, as applicable].

(b)   The Owner Trustee (not in its individual capacity but solely as Owner Trustee), by entering into this Agreement, the Excess Distribution Certificateholder by accepting the Excess Distribution Certificate [and the RC Certificateholder by accepting the RC Certificate,] the Indenture Trustee and each Noteholder by accepting the benefits of this Agreement, hereby covenant and agree that they will not at any time institute against the Depositor or the Trust, or join in any institution against the Depositor or the Trust of, any bankruptcy, reorganization, arrangement, insolvency, receivership or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, [the RC Certificate,] this Agreement or any of the other Basic Documents. The foregoing shall not limit the rights of the Indenture Trustee or the Owner Trustee, respectively, to file any claim in, or otherwise take any action with respect to, any insolvency proceeding that was instituted against the Trust by a Person other than the Indenture Trustee or the Owner Trustee, respectively.

SECTION 11.9   No Recourse. Each Excess Distribution Certificateholder, by accepting its Excess Distribution Certificate, acknowledges that such holder's certificate represents beneficial interests in the Trust only and do not represent interests in or obligations of the Depositor, the Servicer, the Administrator, the Eligible Lender Trustee, the Owner Trustee, the Indenture Trustee or any Affiliate thereof or any officer, director or employee of any thereof and no recourse may be had against such parties or their assets, except as may be expressly set forth or contemplated in this Agreement, the Excess Distribution Certificate or the other Basic Documents. [The Trust shall only be obligated to pay amounts due on the RC Certificate from cash actually received by the Trust from distributions on the Trust Estate after payment of all amounts due on the Notes pursuant to the Basic Documents. The RC Certificateholder shall possess a claim on the Trust Estate, but such claim may be acted upon solely after, and the RC Certificateholder shall not commence any action to collect amounts due under the RC Certificate until, the Outstanding Amount of the Notes have been paid in full, the Lien of the Indenture has been extinguished and all other outstanding obligations of the Trust have been fully satisfied. Until such time, the RC Certificate may not exercise any rights or remedies against the Trust Estate. Following repayment in full of the Notes and all other obligations of the Trust, provided that the RC Principal Balance shall be greater than zero, the RC Certificate shall succeed to the rights of the Noteholders granted to such parties under this Trust Agreement, including without limitation, consent rights, without any further action on the part of the RC Certificate.]

SECTION 11.10   Headings. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

SECTION 11.11   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

SECTION 11.12   Waiver of Jury Trial. **EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.**

ARTICLE XII

Compliance with Regulation AB

SECTION 12.1 Intent of the Parties; Reasonableness. The Depositor, the Owner Trustee and the Indenture Trustee acknowledge and agree that the purpose of Article XII of this Agreement is to facilitate compliance by the Depositor and the Issuer with the provisions of Regulation AB and related rules and regulations of the Commission.

None of the Depositor, the Owner Trustee or the Indenture Trustee shall exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Indenture Trustee acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with requests made by the Depositor in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB. In connection therewith, the Indenture Trustee and the Owner Trustee shall cooperate fully with the Depositor to deliver to the Depositor (including any of its assignees or designees), any and all statements, reports, certifications, records, attestations, and any other information necessary in the good faith determination of the Depositor, to permit the Depositor to comply with the provisions of Regulation AB, together with such disclosures relating to the Owner Trustee, Indenture Trustee or the servicing of the Trust Student Loans, reasonably believed by the Depositor to be necessary in order to effect such compliance.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Trust Agreement to be duly executed by their respective officers hereunto duly authorized, as of the day and year first above written.

NAVIENT FUNDING, LLC,
as the Depositor

By: _____
    Name:
    Title:

[_____], as Owner Trustee

By: _____
    Name:
    Title:

Acknowledged and agreed as to
Section 3.3(c) and Section 3.3(g)
of this Amended and Restated Trust Agreement

[_____],
not in its individual capacity but solely
as Indenture Trustee acting as the initial
Certificate Paying Agent and Certificate Registrar

By: _____
     Name:
     Title:

EXHIBIT A[-1]
[FORM OF EXCESS DISTRIBUTION CERTIFICATE]

EXCESS DISTRIBUTION CERTIFICATE
[SEE REVERSE FOR CERTAIN DEFINITIONS]

No. 1   [___]% Percentage Interest

THIS EXCESS DISTRIBUTION CERTIFICATE DOES NOT EVIDENCE AN OBLIGATION OF, OR AN INTEREST IN, AND IS NOT GUARANTEED BY THE DEPOSITOR, THE OWNER TRUSTEE, THE INDENTURE TRUSTEE, THE SERVICER, THE ADMINISTRATOR OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNEES. THIS EXCESS DISTRIBUTION CERTIFICATE IS NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR BY ANY PRIVATE INSURER.

THIS EXCESS DISTRIBUTION CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY UNITED STATES SECURITIES OR "BLUE SKY" LAWS OR ANY SECURITIES LAWS OF ANY OTHER JURISDICTION. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES FOR THE BENEFIT OF THE TRUST THAT THIS CERTIFICATE MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (I) TO A PERSON WHOM THE TRANSFEROR REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (II) TO A PERSON WHOM THE TRANSFEROR REASONABLY BELIEVES IS AN INSTITUTIONAL ACCREDITED INVESTOR TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR TRANSFER IS BEING MADE IN RELIANCE ON REGULATION D, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION, OR (III) TO A PERSON IN A TRANSACTION THAT IS REGISTERED UNDER THE SECURITIES ACT OR THAT IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THIS EXCESS DISTRIBUTION CERTIFICATE, REPRESENTS AND AGREES FOR THE BENEFIT OF THE DEPOSITOR, THE ADMINISTRATOR AND THE OWNER TRUSTEE THAT: IT IS EITHER A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A, OR AN INSTITUTIONAL ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1)-(3) AND (7) OF REGULATION D UNDER THE SECURITIES ACT) OR AN ENTITY IN WHICH ALL THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, OR THAT ITS PURCHASE OF THIS EXCESS DISTRIBUTION CERTIFICATE IS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS, AND THAT IT IS HOLDING THIS EXCESS

DISTRIBUTION CERTIFICATE FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION.

NO TRANSFER OF THIS EXCESS DISTRIBUTION CERTIFICATE WILL BE REGISTERED (EXCEPT TO AN AFFILIATE OF THE DEPOSITOR) UNLESS THERE IS PROVIDED A REPRESENTATION SATISFACTORY TO THE OWNER TRUSTEE THAT THIS EXCESS DISTRIBUTION CERTIFICATE IS NOT BEING ACQUIRED BY OR FOR THE ACCOUNT OF (I) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF ERISA), WHETHER OR NOT SUBJECT TO THE PROVISIONS OF TITLE I OF ERISA, A PLAN DESCRIBED IN SECTION 4975(e)(1) OF THE CODE, WHETHER OR NOT SUBJECT TO SECTION 4975 OF THE CODE OR ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE ENTITY, (II) ANY PERSON WHO IS NOT A UNITED STATES PERSON WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE, OR (III) ANY "PASS-THRU ENTITY" REFERRED TO IN SECTION 1(h)(10)(D), (E) OR (F) OF THE CODE, THE INCOME OF WHICH PASS-THRU ENTITY IS INCLUDIBLE DIRECTLY OR INDIRECTLY THROUGH ONE OR MORE PASS-THRU ENTITIES BY ANY PERSON REFERRED TO IN CLAUSE (II) ABOVE.

THIS EXCESS DISTRIBUTION CERTIFICATE MAY NOT BE ACQUIRED BY OR FOR THE ACCOUNT OF ANY ENTITY IN VIOLATION OF THE RESTRICTIONS SET FORTH IN THE TWO IMMEDIATELY PRECEDING PARAGRAPHS. THIS CERTIFICATE IS NOT GUARANTEED OR INSURED BY ANY GOVERNMENTAL AGENCY.

evidencing a fractional undivided beneficial interest in the Trust, as defined below, the property of which includes a pool of student loans sold to the Trust by Navient Funding, LLC on the Closing Date.

(This Excess Distribution Certificate does not represent an interest in or obligation of Navient Funding, LLC, the Servicer (as defined below), the Owner Trustee (as defined below) or any of their respective affiliates, except to the extent described below.)

THIS CERTIFIES THAT [_____] is the registered owner of a [__]% Percentage interest in this Excess Distribution Certificate. The Navient Student Loan Trust 20[__]-[__] (the "Trust") was formed under the laws of the State of Delaware by Navient Funding, LLC, a Delaware limited liability company (the "Depositor"). The Trust was created pursuant to a short-form trust agreement, dated [_____], 20[__], between the Depositor and [_____] not in its individual capacity but solely as owner trustee (the "Owner Trustee"), as amended and restated pursuant to an Amended and Restated Trust Agreement, dated as of [_____], 20[__] (collectively, the "Trust Agreement"), among the Depositor, the Owner Trustee and [_____], a national banking association, not in its individual capacity but solely as indenture trustee (the "Indenture Trustee") acting as the initial Certificate Paying Agent and Certificate Registrar, a summary of certain of the pertinent provisions of which is set forth below. To the extent not otherwise defined herein, the capitalized terms used herein have the meanings assigned to them in the Indenture (defined below) and Appendix A to the Indenture.

Issued under the Indenture, dated as of [_____], 20[__], among the Trust, the Indenture Trustee and [_____], not in its individual capacity but solely as eligible lender trustee on behalf of the Trust (the "Eligible Lender Trustee"), are Notes designated as "Student Loan-Backed Notes" (the "Notes"). This Excess Distribution Certificate is issued under and is subject to the terms, provisions and conditions of the Trust Agreement, to which Trust Agreement the holder of this Excess Distribution Certificate by virtue of the acceptance hereof assents and by which such holder is bound. The property of the Trust includes a pool of student loans (the "Trust Student Loans"), all moneys paid thereunder on or after [_____], 20[__], certain bank accounts and the proceeds thereof and certain other rights under the Trust Agreement, the Eligible Lender Trust Agreement, the Sale Agreement, each Purchase Agreement, the Administration Agreement, [the Swap Agreement,] the Servicing Agreement and all proceeds of the foregoing.

To the extent of funds available therefor, amounts owing hereon will be distributed on the [25th] day of each calendar month (or, if such [25th] day is not a Business Day, the next succeeding Business Day) (each a "Distribution Date"), commencing [_____], 20[__], to the person in whose name this Excess Distribution Certificate is registered as of the close of business on the day immediately preceding the Distribution Date (such day the "Record Date"), in each case to the extent of such holder's fractional and undivided beneficial interest in the amount to be distributed hereon on such Distribution Date pursuant to Sections 2.8(n) and 2.9(f) of the Administration Agreement.

The holder of this Excess Distribution Certificate acknowledges and agrees that its rights to receive distributions in respect of this Excess Distribution Certificate are subordinated to the rights of the Noteholders as described in the Basic Documents.

It is the intent of the Depositor, and the holder of this Excess Distribution Certificate that, for federal, state and local income and franchise tax, and financial accounting, purposes, (a) the Notes will be treated as newly-issued debt of the Trust, (b) the holder of this Excess Distribution Certificate will be treated as owning all of the remaining assets, and as assuming (but without assuming personal recourse to such Certificateholder) all of the liabilities (including the Notes), of the Trust and (c) such holder will be attributed all of the income, deductions, credits and other tax attributes of the Trust. The holder of this Excess Distribution Certificate agrees to report all relevant items on its tax return consistent with, and to take no action inconsistent with, the intended treatment indicated in the preceding sentence for such tax purposes.

The holder of this Excess Distribution Certificate, by its acceptance of this Excess Distribution Certificate, covenants and agrees that it will not at any time institute against the Depositor or the Trust, or join in any institution against the Depositor or the Trust of, any bankruptcy, reorganization, arrangement, insolvency, receivership or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to this Excess Distribution Certificate, the Notes, the Trust Agreement or any of the other Basic Documents.

Distributions on this Excess Distribution Certificate will be made as provided in the Administration Agreement to the holder of record hereof without the presentation or surrender of this Excess Distribution Certificate or the making of any notation hereon. Except as otherwise provided in the Trust Agreement and notwithstanding the above, the final distribution on this Excess Distribution Certificate will be made after due notice by the Administrator of the pendency of such distribution and only upon presentation and surrender of this Excess Distribution Certificate at the office or agency maintained for such purpose by the Certificate Registrar in the Borough of Manhattan, The City of New York or the [_____].

Reference is hereby made to the further provisions of this Excess Distribution Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon shall have been executed by an authorized officer of the Owner Trustee or its authenticating agent, by manual signature, this Excess Distribution Certificate shall not entitle the holder hereof to any benefit under the Trust Agreement or the Administration Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Owner Trustee on behalf of the Trust and not in its individual capacity has caused this Excess Distribution Certificate to be duly executed as of the date set forth below.

NAVIENT STUDENT LOAN TRUST 20[___]-[__]

By: [_____], not in its individual
          capacity but solely as Owner Trustee

By:_____
     Authorized Signatory

Date: [_____], 20[__]

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is the Excess Distribution Certificate referred to in the within-mentioned Trust Agreement.

[_____], not in its individual
capacity but solely as Owner Trustee

By:_____
   Authorized Signatory

OR

[_____], solely in its
capacity as Authenticating Agent for the Owner Trustee

By:_____
   Authorized Signatory

Date: [_____], 20[__]

This Excess Distribution Certificate does not represent an obligation of, or an interest in, the Depositor, Navient Solutions, Inc., as servicer (in such capacity, the "Servicer"), Navient Solutions, Inc., as administrator (in such capacity, the "Administrator"), the Owner Trustee or the Indenture Trustee and no recourse may be had against such parties or their assets, except as may be expressly set forth or contemplated herein, in the Trust Agreement or in the other Basic Documents. In addition, this Excess Distribution Certificate is not guaranteed by any governmental agency or instrumentality and is limited in right of payment to certain collections with respect to the Trust Student Loans, all as more specifically set forth in the Administration Agreement. A copy of each of the Trust Agreement, the Eligible Lender Trust Agreement, the Sale Agreement, each Purchase Agreement, the Administration Agreement, the Servicing Agreement and the Indenture may be examined during normal business hours at the principal office of the Administrator, and at such other places, if any, designated by the Administrator, by the holder of this Excess Distribution Certificate upon request.

The Trust Agreement permits, with certain exceptions therein provided, the amendment thereof and the certification of the rights and obligations of the Depositor and the rights of the holders of this Excess Distribution Certificate under the Trust Agreement at any time by the Depositor, the Owner Trustee and the Indenture Trustee with the consent of the holders of the Notes, each voting as a class evidencing not less than a majority of the outstanding principal balance of each class of the Notes. The Trust Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Noteholders.

As provided in the Trust Agreement and subject to certain limitations therein set forth, the transfer of this Excess Distribution Certificate is registerable in the Certificate Register upon surrender of this Excess Distribution Certificate for registration of transfer at the offices or agencies maintained by the Certificate Registrar, or by any successor Certificate Registrar, in the Borough of Manhattan, The City of New York or the City of Minneapolis, Minnesota, accompanied by a written instrument of transfer in form satisfactory to the Owner Trustee and the Certificate Registrar duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon a new Excess Distribution Certificate will be issued to the designated transferee.

As provided in the Trust Agreement and subject to certain limitations therein set forth, this Excess Distribution Certificate is exchangeable for a new Excess Distribution Certificate as requested by the holder surrendering the same. No service charge will be made for any such registration of transfer or exchange, but the Owner Trustee or the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge payable in connection therewith.

The Owner Trustee, the Certificate Registrar and any agent of the Owner Trustee or the Certificate Registrar may treat the person in whose name this Excess Distribution Certificate is registered as the owner hereof for all purposes, and none of the Owner Trustee or the Certificate Registrar or any such agent shall be affected by any notice to the contrary.

This Excess Distribution Certificate (including any beneficial interest herein) may not be acquired by or for the account of (i) any Benefit Plan, (ii) any Person who is not a United States person within the meaning of Section 7701(a)(30) of the Code, or (iii) any "pass-thru entity" referred to in Section 1(h)(10)(D), (E) or (F) of the Code, the income of which pass-thru entity is includible directly or indirectly through one or more other such pass-thru entities by any person referred to in clause (ii) above. By accepting and holding this Excess Distribution Certificate, the holder hereof shall be deemed to have represented and warranted that it is not acquiring this Excess Distribution Certificate by or for the account of any entity in violation of the above restrictions, and to have agreed that if such restrictions are violated, the holder will promptly dispose of this Excess Distribution Certificate.

The holder of this Excess Distribution Certificate shall be deemed to have agreed to provide the Certificate Paying Agent with the Noteholder Tax Identification Information and, to the extent any FATCA Withholding Tax is applicable, the Noteholder FATCA Information. In addition, the holder of this Excess Distribution Certificate shall be deemed to understand that the Certificate Paying Agent has the right to withhold interest payable with respect to this Excess Distribution Certificate (without any corresponding gross-up) if the holder of this Excess Distribution Certificate fails to comply with the foregoing requirements.

The obligations and responsibilities created by the Trust Agreement and the Trust created thereby terminate and shall be of no further force or effect upon the later of (1) the final distribution by the Certificate Paying Agent of all moneys or other property or proceeds of the Trust Estate in accordance with the terms of the Indenture, the Administration Agreement and Article V of the Trust Agreement and (2) the filing of the certificate of cancellation by the Owner Trustee pursuant to Section 9.1(c) of the Trust Agreement. The Servicer, acting through an eligible lender trustee, may, at its option, purchase the corpus of the Trust at a price specified in the Administration Agreement; however, such right of purchase is exercisable only on any Distribution Date on or after the first Distribution Date on which the Pool Balance is less than or equal to 10% or less of the Initial Pool Balance. Any Trust Student Loans remaining in the Trust as of the end of the Collection Period immediately preceding the Trust Auction Date may be offered for sale by the Indenture Trustee by auction in accordance with the procedure described in the Indenture.

This Excess Distribution Certificate shall be construed in accordance with the laws of the State of Delaware, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY
OR OTHER IDENTIFYING NUMBER
OF ASSIGNEE

_____
(Please print or type name and address, including postal zip code, of assignee)

_____
the within Excess Distribution Certificate, and all rights thereunder, hereby irrevocably
constituting and appointing

_____Attorney
to transfer said Excess Distribution Certificate on the books of the Certificate Registrar, with full
power of substitution in the premises.

Dated:

_____*
Signature Guaranteed:

_____*

*   NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of
the within Excess Distribution Certificate in every particular, without alteration, enlargement or any change
whatever. Such signature must be guaranteed by a member firm of the New York Stock Exchange or a commercial
bank or trust company.

[EXHIBIT A-2]
[FORM OF RC CERTIFICATE]

[RC CERTIFICATE
SEE REVERSE FOR CERTAIN DEFINITIONS]

[No. 1   Principal Amount
                                            $[_____]

THIS RC CERTIFICATE DOES NOT EVIDENCE AN OBLIGATION OF, OR AN INTEREST IN, AND IS NOT GUARANTEED BY THE DEPOSITOR, THE OWNER TRUSTEE, THE INDENTURE TRUSTEE, THE SERVICER, [THE SWAP COUNTERPARTY,] THE ADMINISTRATOR OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNEES. THIS RC CERTIFICATE IS NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR BY ANY PRIVATE INSURER.

THIS RC CERTIFICATE HAS NOT BEEN REGISTERED OR QUALIFIED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), ANY UNITED STATES STATE SECURITIES OR "BLUE SKY" LAWS OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES FOR THE BENEFIT OF THE TRUST THAT THIS CERTIFICATE MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (I) TO A PERSON WHOM THE TRANSFEROR REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A (A "QUALIFIED INSTITUTIONAL BUYER") PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (II) TO A PERSON WHOM THE TRANSFEROR REASONABLY BELIEVES IS AN INSTITUTIONAL ACCREDITED INVESTOR TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR TRANSFER IS BEING MADE IN RELIANCE ON REGULATION D, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION, OR (III) TO A PERSON IN A TRANSACTION THAT IS REGISTERED UNDER THE ACT OR THAT IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THIS RC CERTIFICATE, REPRESENTS AND AGREES FOR THE BENEFIT OF THE DEPOSITOR, THE ADMINISTRATOR, THE OWNER TRUSTEE AND THE INDENTURE TRUSTEE THAT: IT IS EITHER A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A, OR AN INSTITUTIONAL ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1)-(3) AND (7) OF REGULATION D UNDER THE ACT) OR AN ENTITY IN WHICH ALL THE EQUITY OWNERS COME WITHIN SUCH PARAGRAPHS, OR THAT ITS PURCHASE OF THIS RC CERTIFICATE IS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR IS OTHERWISE EXEMPT FROM THE REGISTRATION

REQUIREMENTS OF THE ACT AND ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS, AND THAT IT IS HOLDING THIS RC CERTIFICATE FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION.

NO TRANSFER OF THIS RC CERTIFICATE WILL BE REGISTERED (EXCEPT TO AN AFFILIATE OF THE DEPOSITOR) UNLESS THERE IS PROVIDED A REPRESENTATION SATISFACTORY TO THE OWNER TRUSTEE THAT THIS RC CERTIFICATE IS NOT BEING ACQUIRED BY OR FOR THE ACCOUNT OF (I) ANY BENEFIT PLAN, (II) ANY PERSON WHO IS NOT A UNITED STATES PERSON WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE, OR (III) ANY "PASS-THRU ENTITY" REFERRED TO IN SECTION 1(h)(10)(D), (E) OR (F) OF THE CODE, THE INCOME OF WHICH PASS-THRU ENTITY IS INCLUDIBLE DIRECTLY OR INDIRECTLY THROUGH ONE OR MORE PASS-THRU ENTITIES BY ANY PERSON REFERRED TO IN CLAUSE (II) ABOVE.

WITH RESPECT TO THE RISK RETENTION REQUIREMENT, ON THE CLOSING DATE, THE RC CERTIFICATE WILL BE ISSUED TO THE DEPOSITOR. UNTIL THE LATEST TO OCCUR OF (1) [TWO] YEARS FROM THE CLOSING DATE, (2) THE DATE THE POOL BALANCE IS ONE-THIRD OR LESS OF THE INITIAL POOL BALANCE, OR (3) THE DATE THE OUTSTANDING AMOUNT OF THE NOTES IS ONE-THIRD OR LESS OF THE ORIGINAL OUTSTANDING AMOUNT OF SUCH NOTES (THE "RISK RETENTION RESTRICTED PERIOD"), THE RC CERTIFICATE MAY BE HELD BY THE DEPOSITOR OR MAY BE TRANSFERRED TO AN RC ELIGIBLE AFFILIATE IN COMPLIANCE WITH REGULATION RR; PROVIDED THAT ANY SUCH TRANSFEREE AGREES IN WRITING NOT TO TRANSFER THE RC CERTIFICATE DURING THE RISK RETENTION RESTRICTED PERIOD EXCEPT IN COMPLIANCE WITH REGULATION RR.

[WITH RESPECT TO EUROPEAN RISK RETENTION, THIS RC CERTIFICATE MAY ONLY BE TRANSFERRED TO AN ENTITY THAT IS AN AFFILIATE OF THE DEPOSITOR (IE. THAT IS CONSOLIDATED WITH THE DEPOSITOR FOR ACCOUNTING PURPOSES) FOR SO LONG AS (I) ARTICLE 405(1) AND ARTICLE 51 REQUIRE RISK RETENTION, OR (II) THE DEPOSITOR HAS NOT OTHERWISE ENSURED COMPLIANCE WITH THE RISK RETENTION OBLIGATIONS OF ARTICLE 405(1) AND ARTICLE 51 BY RETAINING RISK IN AN ACCEPTABLE FORM AS SET FORTH IN SUB-PARAGRAPH (D) OF ARTICLE 405(1) AND PARAGRAPH (1) SUB-PARAGRAPH (D) OF ARTICLE 51.]

THIS RC CERTIFICATE MAY NOT BE ACQUIRED BY OR FOR THE ACCOUNT OF ANY ENTITY IN VIOLATION OF THE RESTRICTIONS SET FORTH IN THE THREE IMMEDIATELY PRECEDING PARAGRAPHS.

THIS CERTIFIES THAT [_____] is the registered owner of this RC Certificate with an initial principal balance of $[_____] ([_____] DOLLARS). The Navient Private Education Loan Trust 20[__]-[__] (the "Trust") was formed under the laws of the State of Delaware by Navient Credit Funding, LLC, a Delaware limited liability company (the "Depositor"). The Trust was created on [_____], 20[__] pursuant to a short-form trust agreement, dated as of [_____], 20[__], between the Depositor and [_____], 20[__], as owner trustee (the "Owner Trustee"), as amended and restated pursuant to an Amended and Restated Trust Agreement, dated as of [_____], 20[__] (the "Trust Agreement"), among the Depositor, [_____], not in its individual capacity but solely as eligible lender trustee on behalf of the Trust (the "Eligible Lender Trustee"), and [_____], a national banking association, not in its individual capacity but solely as indenture trustee under the Indenture (the "Indenture Trustee"). To the extent not otherwise defined herein, the capitalized terms used herein have the meanings assigned to them in Appendix A to the Indenture (as defined below).

Issued under the Indenture, dated as of [_____], 20[__], among the Trust, the Eligible Lender Trustee and the Indenture Trustee (the "Indenture"), are Notes designated as "Student Loan-Backed Notes" (the "Notes"). Issued under and subject to the terms, provisions and conditions of the Trust Agreement, is a certificate designated as the "Excess Distribution Certificate." This RC Certificate is issued under and is subject to the terms, provisions and conditions of the Trust Agreement, to which Trust Agreement the holder of this RC Certificate by virtue of the acceptance hereof assents and by which such holder is bound. The property of the Trust includes a pool of student loans (the "Trust Student Loans"), all moneys paid thereunder on or after [_____], 20[__], certain bank accounts and the proceeds thereof and certain other rights under the Trust Agreement, the Eligible Lender Trust Agreement, the Sale Agreement, each Purchase Agreement, the Administration Agreement, [the Swap Agreement,] the Servicing Agreement and all proceeds of the foregoing.

To the extent of funds available therefor, amounts owing hereon will be distributed solely on the final Distribution Date to the person in whose name this RC Certificate is registered as of the close of business on the day immediately preceding the Distribution Date (such day the "Record Date"), in each case to the extent of such holder's fractional and undivided beneficial interest in the amount to be distributed hereon on such Distribution Date pursuant to Sections 2.8(m) and 2.9(f) of the Administration Agreement.

The holder of this RC Certificate acknowledges and agrees that its rights to receive distributions in respect of this RC Certificate are subordinated to the rights of the Noteholders as described in the Basic Documents.

It is the intent of the Depositor, and the holder of this RC Certificate that, for federal, state and local income and franchise tax, and financial accounting, purposes, (a) the Notes will be treated as newly-issued debt of the Trust, (b) the holder of this RC Certificate will be treated as possessing an unsecured, subordinated beneficial interest in the Trust Estate up to the then outstanding RC Principal Balance, and (c) the holder of the Excess Distribution Certificate will be treated as owning all of the remaining assets, and as assuming (but without assuming personal recourse to such Certificateholder) all of the liabilities (including the Notes), of the Trust and, following reduction of the RC Principal Balance to zero, will be attributed all of the income, deductions, credits and other tax attributes of the Trust. The holder of this RC Certificate agrees to report all relevant items on its tax return consistent with, and to take no action inconsistent with, the intended treatment indicated in the preceding sentence for such tax purposes.

The holder of this RC Certificate, by its acceptance of this RC Certificate, covenants and agrees that it will not at any time institute against the Depositor or the Trust, or join in any institution against the Depositor or the Trust of, any bankruptcy, reorganization, arrangement, insolvency, receivership or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law in connection with any obligations relating to this RC Certificate, the Notes, the Excess Distribution Certificate, the Trust Agreement or any of the other Basic Documents.

The holder of this RC Certificate, by its acceptance of this RC Certificate, covenants and agrees that it shall be bound by the provisions contained in Section 3.3(j) of the Trust Agreement.

Distributions on this RC Certificate will be made as provided in the Administration Agreement to the holder of record hereof without the presentation or surrender of this RC Certificate or the making of any notation hereon. Except as otherwise provided in the Trust Agreement and notwithstanding the above, the final distribution on this RC Certificate will be made after due notice by the Administrator of the pendency of such distribution and only upon presentation and surrender of this RC Certificate at the office or agency maintained for such purpose by the Owner Trustee in the city of [_____] or in the Borough of Manhattan, The City of New York.

Reference is hereby made to the further provisions of this RC Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon shall have been executed by an authorized officer of the Owner Trustee or its authenticating agent, by manual signature, this RC Certificate shall not entitle the holder hereof to any benefit under the Trust Agreement or the Administration Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Owner Trustee on behalf of the Trust and not in its individual capacity has caused this RC Certificate to be duly executed as of the date set forth below.

NAVIENT PRIVATE EDUCATION
LOAN TRUST 20[__]-[__]

By: [_____], not in its individual capacity
but solely as Owner Trustee

By: _____
      Authorized Signatory

Date: [_____], 20[__]

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is the RC Certificate referred to in the within-mentioned Trust Agreement.

[_____], not in its individual capacity but solely as Owner Trustee

By: _____

　　　Authorized Signatory

OR

[_____], solely in its capacity as Authenticating Agent for the Owner Trustee

By: _____

　　　Authorized Signatory

Date: _____ __, 20__

[Reverse of RC Certificate]

This RC Certificate does not represent an obligation of, or an interest in, the Depositor, Navient Solutions, Inc., as servicer (in such capacity, the "Servicer"), Navient Solutions, Inc., as administrator (in such capacity, the "Administrator"), [the Swap Counterparty,] the Owner Trustee, the Indenture Trustee or any affiliates of any of them, and no recourse may be had against such parties or their assets, except as may be expressly set forth or contemplated herein, in the Trust Agreement or in the other Basic Documents. In addition, this RC Certificate is not guaranteed by any governmental agency or instrumentality and is limited in right of payment to certain collections with respect to the Trust Student Loans, all as more specifically set forth in the Administration Agreement. A copy of each of the Trust Agreement, the Sale Agreement, each Purchase Agreement, the Administration Agreement, the Servicing Agreement, the Swap Agreement and the Indenture may be examined during normal business hours at the principal office of the Administrator, and at such other places, if any, designated by the Administrator, by the holder of this RC Certificate upon request.

The Trust Agreement permits, with certain exceptions therein provided, the amendment thereof and the certification of the rights and obligations of the Depositor and the rights of the holders of this RC Certificate under the Trust Agreement at any time by the Depositor, the Owner Trustee and the Indenture Trustee with the consent of the holders of the Notes evidencing not less than a majority of the Outstanding Amount of the Notes. The Trust Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Noteholders.

As provided in the Trust Agreement and subject to certain limitations therein set forth, the transfer of this RC Certificate is registerable in the Certificate Register upon surrender of this RC Certificate for registration of transfer at the offices or agencies maintained by [_____]. in its capacity as Certificate Registrar, or by any successor Certificate Registrar, in the Borough of Manhattan, The City of New York, accompanied by a written instrument of transfer in form satisfactory to the Owner Trustee and the Certificate Registrar duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon a new RC Certificate will be issued to the designated transferee.

As provided in the Trust Agreement and subject to certain limitations therein set forth, this RC Certificate is exchangeable for a new RC Certificate as requested by the holder surrendering the same. No service charge will be made for any such registration of transfer or exchange, but the Owner Trustee or the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge payable in connection therewith.

The Owner Trustee, the Certificate Registrar and any agent of the Owner Trustee or the Certificate Registrar may treat the person in whose name this RC Certificate is registered as the owner hereof for all purposes, and none of the Owner Trustee or the Certificate Registrar or any such agent shall be affected by any notice to the contrary.

This RC Certificate (including any beneficial interest herein) may not be acquired by or for the account of (i) any Benefit Plan, (ii) any Person who is not a United States person within the meaning of Section 7701(a)(30) of the Code, or (iii) any "pass-thru entity" referred to in

Section 1(h)(10)(D), (E) or (F) of the Code, the income of which pass-thru entity is includible directly or indirectly through one or more other such pass-thru entities by any person referred to in clause (ii) above. By accepting and holding this RC Certificate, the holder hereof shall be deemed to have represented and warranted that it is not acquiring this RC Certificate by or for the account of any entity in violation of the above restrictions, and to have agreed that if such restrictions are violated, the holder will promptly dispose of this RC Certificate.

The obligations and responsibilities created by the Trust Agreement and the Trust created thereby terminate and shall be of no further force or effect upon the later of (1) the final distribution by the Certificate Paying Agent of all moneys or other property or proceeds of the Trust Estate in accordance with the terms of the Indenture, the Administration Agreement and Article V of the Trust Agreement and (2) the filing of the certificate of cancellation by the Owner Trustee pursuant to Section 9.01(b) of the Trust Agreement. The Trust may at its option purchase the Outstanding Notes at a price specified in Appendix B to the Indenture; provided, however, such right of purchase is exercisable only on any Distribution Date on or after the date on which the Outstanding Amount of the Notes is 10% or less of the Initial Outstanding Amount of the Notes. Certain delinquent Trust Student Loans may be purchased by the Servicer, at its option, at a price specified in the Servicing Agreement. Any Trust Student Loans remaining in the Trust as of the end of the Collection Period immediately preceding the Trust Auction Date may be offered for sale by the Indenture Trustee by auction in accordance with the procedure described in the Indenture.

This RC Certificate shall be construed in accordance with the laws of the State of Delaware, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY
OR OTHER IDENTIFYING NUMBER
OF ASSIGNEE

_____
(Please print or type name and address, including postal zip code, of assignee)

_____
the within RC Certificate, and all rights thereunder, hereby irrevocably constituting and appointing

_____
Attorney to transfer said RC Certificate on the books of the Certificate Registrar, with full power of substitution in the premises.

Dated:

_____*
    Signature Guaranteed:

_____*

   * NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within RC Certificate in every particular, without alteration, enlargement or any change whatever. Such signature must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company.]

FORM OF

CERTIFICATE OF TRUST
OF
NAVIENT STUDENT LOAN
TRUST 20[__]-[__]

This Certificate of Trust of NAVIENT STUDENT LOAN TRUST 20[__]-[__] (the "Trust") is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the "Act").

1.   Name. The name of the statutory trust formed by this Certificate of Trust is NAVIENT STUDENT LOAN TRUST 20[__]-[__].

2.   Owner Trustee. The name and business address of the Owner Trustee of the Trust in the State of Delaware are [_____], Attn: [_____].

3.   Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

[_____],
not in its individual capacity but solely as Owner Trustee

By: _____
Name:
Title:

EXHIBIT C
[FORM OF TRANSFEROR LETTER]

[Date]

Navient Solutions, Inc.,
as Administrator
2001 Edmund Halley Drive
Reston, Virginia 20191

[_____],
as Certificate Registrar
[_____]
[_____]
Attention: [_____]

[_____],
as Owner Trustee
[_____]
[_____]

Re: Navient Student Loan Trust 20[__]-[__],
        [Excess Distribution Certificate] [RC Certificate] (the "Certificate")

Ladies and Gentlemen:

In connection with our disposition of the above Certificate, we certify that (a) we understand that the Certificate has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and is being disposed by us in a transaction that is exempt from the registration requirements of the Securities Act, and (b) we have not offered or sold the Certificate to, or solicited offers to buy the Certificate from, any person, or otherwise approached or negotiated with any person with respect thereto, in a manner that would be deemed, or taken any other action would result in, a violation of Section 5 of the Securities Act.

Very truly yours,

_____
[Print Name of Transferor]

By: _____
        Authorized Officer

EXHIBIT D-1
[FORM OF TRANSFEREE LETTER (NON-RULE 144A)]

[Date]

Navient Solutions, Inc.,
as Administrator
2001 Edmund Halley Drive
Reston, Virginia 20191

[________],
as Certificate Registrar
[________]
[________]
Attention: [__________________]

[________],
as Owner Trustee
[________]
[________]

Re: Navient Student Loan Trust 20[__]-[__],
[Excess Distribution Certificate] [RC Certificate] (the "Certificate")

Ladies and Gentlemen:

In connection with our acquisition of the above Certificate, we certify that (a) we understand that the Certificate is not being registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and is being transferred to us in a transaction that is exempt from the registration requirements of the Securities Act and any such laws, (b) we are an institutional "accredited investor," as defined in Rule 501 (a) (1), (2), (3) or (7) of Regulation D under the Securities Act or an entity in which all of the equity owners come within such paragraphs, and have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of investments in the Certificate, (c) we have had the opportunity to ask questions of and receive answers from the Depositor concerning the purchase of the Certificate and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificate, (d) we are not acquiring the Certificate for, by or for the account of (i) any Benefit Plan, (ii) any person who is not a United States person within the meaning of Section 7701(a)(30) of the Code, or (iii) any "pass-thru entity" referred to in Section 1(h)(10)(D), (E) or (F) of the Code, the income of which pass-thru entity is includible directly or indirectly through one or more other such pass-thru entities by any person referred to in clause (ii) above, (e) we are acquiring the Certificate for investment for our own account and not with a view to any distribution of the Certificate (but without prejudice to our right at all times to sell or otherwise dispose of the Certificate in accordance with clause (g) below), (f) we have not offered or sold the Certificate to, or solicited

offers to buy the Certificate from, any person, or otherwise approached or negotiated with any person with respect thereto, or taken any other action which would result in a violation of Section 5 of the Securities Act, and (g) we will not sell, transfer or otherwise dispose of the Certificate unless (1) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or is exempt from such registration requirements, and if requested, we will at our expense provide an opinion of counsel satisfactory to the addressees of this Letter that such sale, transfer or other disposition may be made pursuant to an exemption from the Securities Act, (2) the purchaser or transferee of such Certificate has executed and delivered to you a certificate to substantially the same effect as this certificate and (3) the purchaser or transferee has otherwise complied with any conditions for transfer set forth in the Trust Agreement relating to the Certificate.

Except as otherwise specified herein or as the context may otherwise require, capitalized terms used but not otherwise defined herein are defined in Appendix A to the Indenture dated as of [_____], 20[__], among [_____], not in its individual capacity, but solely as the Eligible Lender Trustee on behalf of the Trust, the Trust and [_____], not in its individual capacity, but solely as the Indenture Trustee, as may be amended or supplemented from time to time.

Very truly yours,

_____
[Print Name of Transferee]

By:_____
     Authorized Officer

[Date]

Navient Solutions, Inc.,
as Administrator
2001 Edmund Halley Drive
Reston, Virginia 20191

[_____],
as Certificate Registrar
[_____]
[_____]
Attention: [_____]

[_____],
as Owner Trustee
[_____]
[_____]

Re: Navient Student Loan Trust 20[__]-[__],
        [Excess Distribution Certificate] [RC Certificate] (the "Certificate")

Ladies and Gentlemen:

        In connection with our acquisition of the above Certificate, we certify that (a) we understand that the Certificate is not being registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and is being transferred to us in a transaction that is exempt from the registration requirements of the Securities Act and any such laws, (b) we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of investments in the Certificate, (c) we have had the opportunity to ask questions of and receive answers from the Depositor concerning the purchase of the Certificate and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificate, (d) we are not acquiring the Certificate by or for the account of (i) any Benefit Plan, (ii) any person who is not a United States person within the meaning of Section 7701(a)(30) of the Code, or (iii) any "pass-thru entity" referred to in Section 1(h)(10)(D), (E) or (F) of the Code, the income of which pass-thru entity is includible directly or indirectly through one or more other such pass-thru entities by any person referred to in clause (ii) above, (e) we have not, nor has anyone acting on our behalf offered, transferred, pledged, sold or otherwise disposed of the Certificate, any interest in the Certificate or any other similar security to, or solicited any offer to buy or accept a transfer, pledge or other disposition of the Certificate, any interest in the Certificate or any other similar security from, or otherwise approached or negotiated with respect to the Certificate, any interest in the Certificate or any other similar security with, any person in any manner, or made any general solicitation by means of general advertising or in any other manner, or taken any other action, that would constitute a distribution of the Certificate under the Securities Act or that would render the disposition of the Certificate a violation of Section 5 of the Securities Act or require registration pursuant thereto, nor will act, nor has authorized or will authorize any person to act, in such manner with respect to the Certificate, (f) we are a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act ("Rule 144A") and have completed either of the forms of certification to that effect attached hereto as Annex 1 or Annex 2. We are aware that the sale to us is being made in reliance on Rule 144A. We are acquiring the Certificate for our own account or for resale pursuant to Rule 144A and further understand that the Certificate may be resold, pledged or transferred only (1) to a person reasonably believed to be a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, or (ii) pursuant to another exemption from registration under the Securities Act.

Except as otherwise specified herein or as the context may otherwise require, capitalized terms used but not otherwise defined herein are defined in Appendix A to the Indenture dated as of [_____], 20[__], among [_____], not in its individual capacity, but solely as the Eligible Lender Trustee on behalf of the Trust, the Trust and [_____], not in its individual capacity, but solely as the Indenture Trustee, as may be amended or supplemented from time to time.


Very truly yours,

_____

[Print Name of Transferee]

By:_____
      Authorized Officer


QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees Other Than Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Letter to which this certification relates with respect to the Certificate described therein:

1. As indicated below, the undersigned is the President, Chief Financial Officer, Senior Vice President or other executive officer of the Buyer.

2. In connection with purchases by the Buyer, the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because (i) the Buyer owned and/or invested on a discretionary basis $_____[1] in securities (except for the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A) and (ii) the Buyer satisfies the criteria in the category marked below.

   ___ <u>Corporation, etc</u>. The Buyer is a corporation (other than a bank, savings and loan association or similar institution), Massachusetts or similar business trust, partnership, or charitable organization described in Section 501 (c) (3) of the Internal Revenue Code of 1986, as amended.

   ___ <u>Bank</u>. The Buyer (a) is a national bank or banking institution organized under the laws of any State, territory or the District of Columbia, the business of which is substantially confined to banking and is supervised by the State or territorial banking commission or similar official or is a foreign bank or equivalent institution, and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, <u>a copy of which is attached hereto</u>.

   ___ <u>Savings and Loan</u>. The Buyer (a) is a savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, which is supervised and examined by a State or federal authority having supervision over any such institutions or is a foreign savings and loan association or equivalent institution and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, <u>a copy of which is attached hereto</u>.

---

[1] Buyer must own and/or invest on a discretionary basis at least $100,000,000 in securities unless Buyer is a dealer, and, in that case, Buyer must own and/or invest on a discretionary basis at least $10,000,000 in securities.

___ Broker-dealer. The Buyer is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934.

___ Insurance Company. The Buyer is an insurance company whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies and which is subject to supervision by the insurance commissioner or a similar official or agency of a State, territory or the District of Columbia.

___ State or Local Plan. The Buyer is a plan established and maintained by a State, its political subdivisions, or any agency or instrumentality of the State or its political subdivisions, for the benefit of its employees.

___ ERISA Plan. The Buyer is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974.

___ Investment Advisor. The Buyer is an investment advisor registered under the Investment Advisors Act of 1940.

___ Small Business Investment Company. The Buyer is a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

___ Business Development Company. The Buyer is a business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

___ Qualified Institutional Buyers. The Buyer owned and/or invested on a discretionary basis less than $100,000,000, but it is an entity in which all of the equity owners are qualified institutional buyers.

3. The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer, (ii) securities that are part of an unsold allotment to or subscription by the Buyer, if the Buyer is a dealer, (iii) securities issued or guaranteed by the U.S. or any instrumentality thereof, (iv) bank deposit notes and certificates of deposit, (v) loan participations, (vi) repurchase agreements, (vii) securities owned but subject to a repurchase agreement and (viii) currency, interest rate and commodity swaps.

4. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, the Buyer used the cost of such securities to the Buyer and did not include any of the securities referred to in the preceding paragraph, except (i) where the Buyer reports its securities holdings in its financial statements on the basis of their market value, and (ii) no current information with respect to the cost of those securities has been published. If clause (ii) in the preceding sentence applies, the securities may be valued at market. Further, in determining such aggregate amount, the Buyer may have included securities owned by subsidiaries of the Buyer, but only if such

subsidiaries are consolidated with the Buyer in its financial statements prepared in accordance with generally accepted accounting principles and if the investments of such subsidiaries are managed under the Buyer's direction. However, such securities were not included if the Buyer is a majority-owned, consolidated subsidiary of another enterprise and the Buyer is not itself a reporting company under the Securities Exchange Act of 1934, as amended.

5.   The Buyer acknowledges that it is familiar with Rule 144A and understands that the seller to it and other parties related to the Certificate are relying and will continue to rely on the statements made herein because one or more sales to the Buyer may be in reliance on Rule 144A.

6.   Until the date of purchase of the Rule 144A Securities, the Buyer will notify each of the parties to which this certification is made of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificate will constitute a reaffirmation of this certification as of the date of such purchase. In addition, if the Buyer is a bank or savings and loan is provided above, the Buyer agrees that it will furnish to such parties updated annual financial statements promptly after they become available.

_____
[Print Name of Transferee]

By:_____
Name:
Title:

Date:_____

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees That are Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Letter to which this certification relates with respect to the Certificate described therein:

1. As indicated below, the undersigned is the President, Chief Financial Officer or Senior Vice President of the Buyer or, if the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because Buyer is part of a Family of Investment Companies (as defined below), is such an officer of the Adviser.

2. In connection with purchases by Buyer, the Buyer is a "qualified institutional buyer" as defined in SEC Rule 144A because (i) the Buyer is an investment company registered under the Investment Company Act of 1940, as amended and (ii) as marked below, the Buyer alone, or the Buyer's Family of Investment Companies, owned at least $100,000,000 in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year. For purposes of determining the amount of securities owned by the Buyer or the Buyer's Family of Investment Companies, the cost of such securities was used, except (i) where the Buyer or the Buyer's Family of Investment Companies reports its securities holdings in its financial statements on the basis of their market value, and (ii) no current information with respect to the cost of those securities has been published. If clause (ii) in the preceding sentence applies, the securities may be valued at market.

    ___ The Buyer owned $_____ in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

    ___ The Buyer is part of a Family of Investment Companies which owned in the aggregate $_____ in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

3. The term "Family of Investment Companies" as used herein means two or more registered investment companies (or series thereof) that have the same investment adviser or investment advisers that are affiliated (by virtue of being majority owned subsidiaries of the same parent or because one investment adviser is a majority owned subsidiary of the other).

4.   The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer or are part of the Buyer's Family of Investment Companies, (ii) securities issued or guaranteed by the U.S. or any instrumentality thereof, (iii) bank deposit notes and certificates of deposit, (iv) loan participations, (v) repurchase agreements, (vi) securities owned but subject to a repurchase agreement and (vii) currency, interest rate and commodity swaps.

5.   The Buyer is familiar with Rule 144A and understands that the parties listed in the Rule 144A Transferee Letter to which this certification relates are relying and will continue to rely on the statements made herein because one or more sales to the Buyer will be in reliance on Rule 144A. In addition, the Buyer will only purchase for the Buyer's own account.

6.   Until the date of purchase of the Certificate, the undersigned will notify the parties listed in the Rule 144A Transferee Letter to which this certification relates of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificate will constitute a reaffirmation of this certification by the undersigned as of the date of such purchase.

_____
Print Name of Buyer or Adviser

By:_____
Name:
Title:

[IF AN ADVISER:]

_____
Print Name of Buyer

Date:_____

[FORM OF] SERVICING AGREEMENT

among

NAVIENT SOLUTIONS, INC.,
as Servicer,

NAVIENT SOLUTIONS, INC.,
as Administrator,

NAVIENT STUDENT LOAN TRUST 20[__]-[__],

[_____],
not in its individual capacity but
solely as Eligible Lender Trustee

and

[_____],
not in its individual capacity
but solely as Indenture Trustee

Dated as of [_____], 20[__]

ARTICLE VI.

ARTICLE VII.

SERVICING AGREEMENT

Navient Solutions, Inc. (in such capacity, the "Servicer"), a Delaware corporation, hereby agrees with (i) Navient Student Loan Trust 20[__]-[__] (the "Issuer"), (ii) [_____], not in its individual capacity but solely in its capacity as eligible lender trustee (the "Eligible Lender Trustee") under the Eligible Lender Trust Agreement dated as of [_____], 20[__], between the Issuer and the Eligible Lender Trustee, (iii) [_____], not in its individual capacity but solely in its capacity as the indenture trustee (the "Indenture Trustee"), under an indenture dated as of [_____], 20[__] (the "Indenture"), among the Issuer, the Eligible Lender Trustee and the Indenture Trustee and (iv) Navient Solutions, Inc., not in its individual capacity but solely in its capacity as administrator (in such capacity, the "Administrator") under an administration agreement dated as of [_____], 20[__] (the "Administration Agreement"), among Navient Funding, LLC, the Issuer, the Eligible Lender Trustee, the Servicer, the Administrator and the Indenture Trustee, as follows:

WHEREAS, the Issuer (and with respect to legal title, the Eligible Lender Trustee) will acquire certain FFELP loans, which are currently being serviced by the Servicer (the "Trust Student Loans");

WHEREAS, the Issuer will issue notes (the "Notes") pursuant to the Indenture, which Notes are payable from the assets of the Issuer; and

WHEREAS, the Issuer, the Administrator and the Eligible Lender Trustee desire that the Servicer service or master service the Trust Student Loans on behalf of the Issuer, and the Servicer is willing to service or master service the Trust Student Loans for the Issuer, the Administrator, the Eligible Lender Trustee and the Indenture Trustee.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE I.

Section 1.1. <u>Definitions and Usage</u>. Except as otherwise specified herein or as the context may otherwise require, capitalized terms used but not otherwise defined herein are defined in Appendix A to the Indenture, which also contains rules as to usage that shall be applicable herein. All references herein to ownership of the Trust Student Loans shall be read to mean the Issuer, with respect to beneficial economic ownership interest, and the Eligible Lender Trustee, with respect to legal title and "for the benefit of the Issuer" shall be read to include the legal title of the Eligible Lender Trustee.

ARTICLE II.

Section 2.1. <u>Custody of Trust Student Loan Files</u>. To assure uniform quality in servicing the Trust Student Loans and to reduce administrative costs, the Issuer (and the Eligible Lender Trustee) hereby revocably appoints the Servicer, and the Servicer hereby accepts such appointment, to act for the benefit of the Issuer, the Eligible Lender Trustee and the Indenture Trustee as custodian of the following documents or instruments (collectively the "Trust Student

Loan Files") which are hereby constructively delivered to the Indenture Trustee, as pledgee of the Issuer with respect to each Trust Student Loan:

(a)   the original fully executed copy of the note (or all electronic records evidencing the same) evidencing the Trust Student Loan; and

(b)   any and all other documents and computerized records that the Servicer shall keep on file, in accordance with its customary procedures, relating to such Trust Student Loan or any Obligor with respect thereto.

Section 2.2.   <u>Duties of Servicer as Custodian</u>. The Servicer shall hold the Trust Student Loan Files, including any electronic records evidencing the promissory notes, for the benefit of the Issuer and the Indenture Trustee and maintain such accurate and complete accounts, records and computer systems pertaining to each Trust Student Loan File, including any electronic records evidencing the Notes, as shall enable the Issuer to comply with this Agreement. In performing its duties as custodian the Servicer shall act with reasonable care, using that degree of skill and attention that the Servicer exercises with respect to the student loan files relating to similar student loans that the Servicer services on behalf of Navient Corporation or any of its Affiliates and shall ensure that it fully complies with all applicable federal and state laws, including the Higher Education Act and any applicable e-sign laws, with respect thereto. The Servicer shall take all actions necessary with respect to the Trust Student Loan Files held by it under this Agreement and of the related accounts, records and computer systems, in order to enable the Issuer or the Indenture Trustee to verify the accuracy of the Servicer's record keeping with respect to the Servicer's obligations as custodian hereunder. To the extent that the Servicer does not have possession of all of the electronic records evidencing the promissory notes, the Servicer shall maintain such agreements as are necessary for any third-party having possession of such records to be deemed to be its sub-custodian, including, but not limited to, an agreement to maintain such electronic records as required under the Higher Education Act or any applicable e-sign laws for the period of time required by such laws or as may be necessary to enforce such promissory notes. The Servicer shall promptly report to the Issuer, the Owner Trustee, the Administrator and the Indenture Trustee any material failure on its part to hold the Trust Student Loan Files and maintain its accounts, records and computer systems as herein provided and promptly take appropriate action to remedy any such failure. Nothing herein shall be deemed to require an initial review or any periodic review by the Issuer, the Eligible Lender Trustee or the Indenture Trustee of the Trust Student Loan Files. If in the reasonable judgment of the Indenture Trustee it is necessary to preserve the interests of the Noteholders and the Trust in the Trust Student Loans or at the request of the Administrator, the Servicer shall transfer physical possession of the notes evidencing the Trust Student Loans to the Indenture Trustee or any other custodian designated by the Indenture Trustee.

Section 2.3.   <u>Maintenance of and Access to Records</u>. The Servicer shall maintain each Trust Student Loan File at one of its offices specified in Attachment B to this Agreement or at such other office as shall be consented to by the Issuer and the Indenture Trustee upon written notice to the Issuer and the Indenture Trustee. Upon reasonable prior notice, the Servicer shall make available to the Issuer and the Indenture Trustee, or their respective duly authorized representatives, attorneys or auditors, a list of locations of the Trust Student Loan Files and the related accounts, records and computer systems maintained by the Servicer at such times during normal business hours as the Issuer or the Indenture Trustee shall instruct.

Section 2.4.   Release of Documents. Upon written instruction from the Indenture Trustee, the Servicer shall release any Trust Student Loan File to the Indenture Trustee, the Indenture Trustee's agent, or the Indenture Trustee's designee, as the case may be, at such place or places as the Indenture Trustee may reasonably designate, as soon as practicable. The Indenture Trustee shall cooperate with the Servicer to provide the Servicer with access to the Trust Student Loan Files in order for the Servicer to continue to service the Trust Student Loans after the release of the Trust Student Loan Files. In the event the Servicer is not provided access to the Trust Student Loan Files, the Servicer shall not be deemed to have breached its obligations pursuant to Section 3.1, 3.2, 3.3 or 3.4 if it is unable to perform such obligations due to its inability to have access to the Trust Student Loans Files. The Servicer shall not be liable for any losses with respect to the servicing of such Trust Student Loans arising after the release of the related Trust Student Loan Files to the extent the losses are attributable to the Servicer's inability to have access to the related Trust Student Loan Files.

Section 2.5.   Instructions; Authority to Act. The Servicer shall be deemed to have received proper instructions with respect to the Trust Student Loan Files upon its receipt of written instructions signed by a Responsible Officer of the Indenture Trustee.

Section 2.6.   [Reserved].

Section 2.7.   Effective Period and Termination. Navient Solutions, Inc.'s appointment as custodian shall become effective as of the Closing Date and shall continue in full force and effect for so long as Navient Solutions, Inc. shall remain the Servicer hereunder. If Navient Solutions, Inc. or any successor Servicer shall resign as Servicer in accordance with the provisions of this Agreement or if all the rights and obligations of Navient Solutions, Inc. or any such successor Servicer shall have been terminated under Section 5.1, the appointment of Navient Solutions, Inc. or such successor Servicer as custodian shall be terminated simultaneously with the effectiveness of such resignation or termination. On or prior to the effective date of any resignation or termination of such appointment, the Servicer shall deliver the Trust Student Loan Files to the successor Servicer, the Indenture Trustee or the Indenture Trustee's agent, at the direction of the Indenture Trustee, at such place or places as the Indenture Trustee may reasonably designate. In establishing an effective date for the termination of the Servicer as custodian of the Trust Student Loan Files, the parties shall provide for a reasonable period for the Servicer to deliver the Trust Student Loan Files to its designated successor.

ARTICLE III.

Section 3.1.   Duties of Servicer. The Servicer, for the benefit of the Issuer (to the extent provided herein), shall manage, service, administer and make collections on the Trust Student Loans with reasonable care, using that degree of skill and attention that the Servicer exercises with respect to similar student loans that it services on behalf of Navient Corporation or any of its Affiliates, beginning on the Closing Date until the Trust Student Loans are paid in full. Without limiting the generality of the foregoing or of any other provision set forth in this Agreement and notwithstanding any other provision to the contrary set forth herein, the Servicer shall manage, service, administer and make collections with respect to the Trust Student Loans (including the collection of any Interest Subsidy Payments and Special Allowance Payments on behalf of the Eligible Lender Trustee) in accordance with, and otherwise comply with, all applicable federal and state laws, including all applicable rules, regulations and other requirements of the Higher Education Act and the applicable Guarantee Agreements, the failure to comply with which would adversely affect the eligibility of one or more of the Trust Student Loans for federal reinsurance or Interest Subsidy Payments or Special Allowance Payments or one or more of the Trust Student Loans for receipt of Guarantee Payments.

The Servicer's duties shall include, but shall not be limited to, collection and posting of all payments, responding to inquiries of borrowers on such Trust Student Loans, monitoring borrowers' status, making required disclosures to borrowers, performing due diligence with respect to borrower delinquencies, sending payment coupons to borrowers and otherwise establishing repayment terms, reporting tax information to borrowers, if applicable, accounting for collections and furnishing monthly statements with respect thereto to the Administrator and the Issuer. The Servicer shall follow its customary standards, policies and procedures in performing its duties as Servicer. Without limiting the generality of the foregoing, the Servicer is authorized and empowered to execute and deliver, on behalf of itself, the Issuer, the Eligible Lender Trustee, the Indenture Trustee, and the Noteholders or any of them, instruments of satisfaction or cancellation, or partial or full release or discharge, and all other comparable instruments, with respect to such Trust Student Loans; provided, however, that the Servicer agrees that it will not (a) permit any rescission or cancellation of a Trust Student Loan except as ordered by a court of competent jurisdiction or governmental authority or as otherwise consented to in writing by the Issuer, the Eligible Lender Trustee and the Indenture Trustee provided, however, that the Servicer may write off any delinquent Trust Student Loan if the remaining balance of the borrower's account is less than $50 or (b) reschedule, revise, defer or otherwise compromise with respect to payments due on any Trust Student Loan except pursuant to any applicable interest only, deferral or forbearance periods or otherwise in accordance with all applicable standards, guidelines and requirements with respect to the servicing of Student Loans; provided further, however, that the Servicer shall not agree to any reduction of yield with respect to any Trust Student Loan (either by reducing borrower payments or reducing principal balance) except as permitted in accordance with Section 3.12 or otherwise if, and to the extent, the Excess Distribution Certificateholder, the Depositor, the Servicer or the Administrator reimburses the Issuer in an amount sufficient to offset any such effective yield reduction made by the Servicer consistent with such customary servicing procedures as it follows with respect to comparable student loans which it services on behalf of the Navient Corporation or any of its Affiliates.

Section 3.2.   Collection of Trust Student Loan Payments.

A.   The Servicer shall make reasonable efforts (including all efforts that may be specified under the Higher Education Act or any Guarantee Agreement) to collect all payments called for under the terms and provisions of the Trust Student Loans as and when the same shall become due and payable and shall follow such collection procedures as it follows with respect to similar student loans that it services on behalf of Navient Corporation or any of its Affiliates. The Servicer shall allocate collections with respect to the Trust Student Loans between principal, interest and fees in accordance with Section 2.5 of the Administration Agreement. The Servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a Trust Student Loan. The Servicer may, at its option, retain any late payment charges that it collects.

B.   The Servicer shall make reasonable efforts to claim, pursue and collect all Guarantee Payments from the Guarantors pursuant to the Guarantee Agreements with respect to any of the Trust Student Loans as and when the same shall become due and payable, shall comply with all applicable laws and agreements with respect to claiming, pursuing and collecting such payments and shall follow such practices and procedures as it follows with respect to comparable guarantee agreements and student loans that it services on behalf of Navient Corporation or any of its Affiliates. In connection therewith, the Servicer is hereby authorized and empowered to convey to any Guarantor the note and the related Trust Student Loan File representing any Trust Student Loan in connection with submitting a claim to such Guarantor for a Guarantee Payment in accordance with the terms of the applicable Guarantee Agreement. All amounts so collected by the Servicer shall constitute Available Funds for the applicable Collection Period and shall be deposited into the Collection Account or transferred to the Administrator in accordance with Section 2.4 of the Administration Agreement. The Eligible Lender Trustee shall, upon the written request of the Servicer, furnish the Servicer with any power of attorney and other documents (all in form and substance acceptable to the Eligible Lender Trustee) necessary or appropriate to enable the Servicer to convey such documents to any Guarantor and to make such claims.

C.   The Servicer, on behalf of the Eligible Lender Trustee, shall, for the benefit of the Issuer, make reasonable efforts to claim, pursue and collect all Interest Subsidy Payments and Special Allowance Payments from the Department with respect to any of the Trust Student Loans as and when the same shall become due and payable, shall comply with all applicable laws and agreements with respect to claiming, pursuing and collecting such payments and shall follow such practices and procedures as the Servicer follows with respect to similar student loans that it services on behalf of the Navient Corporation or any of its Affiliates. All amounts so collected by the Servicer shall constitute Available Funds for the applicable Collection Period and shall be deposited into the Collection Account or transferred to the Administrator in accordance with Section 2.4 of the Administration Agreement. In connection therewith, the Servicer shall prepare and file with the Department on a timely basis all claims forms and other documents and filings necessary or appropriate in connection with the claiming of Interest Subsidy Payments and Special Allowance Payments on behalf of the Eligible Lender Trustee and shall otherwise assist the Eligible Lender Trustee in pursuing and collecting such Interest Subsidy Payments and Special Allowance Payments from the Department. The Eligible Lender Trustee shall upon the written request of the Servicer furnish the Servicer with any power of attorney and other documents (all in form and substance acceptable to the Eligible Lender Trustee) reasonably necessary or appropriate to enable the Servicer to prepare and file such claims forms and other documents and filings.

D.   The Eligible Lender Trustee and the Issuer each hereby grants a power of attorney and all necessary authorization to the Servicer to maintain any and all collection procedures with respect to the Trust Student Loans, including filing, pursuing and recovering claims with the Guarantors for Guarantee Payments, filing and pursuing claims with the Department for Interest Subsidy Payments and Special Allowance Payments and taking any steps to enforce such Trust Student Loans, such as commencing a legal proceeding to enforce a Trust Student Loan in the names of the Issuer, the Eligible Lender Trustee, the Indenture Trustee, and the Noteholders. The Eligible Lender Trustee and the Issuer shall upon the written request of the Servicer furnish the Servicer with any other powers of attorney and other documents (all in form and substance acceptable to the Eligible Lender Trustee and the Issuer) reasonably necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder.

E.   For the avoidance of doubt, from time to time, the Servicer may, but shall be under no obligation to, advance sums to the Issuer in respect of the Trust Student Loans (to the extent that the Servicer reasonably expects to recoup such advance from subsequent collections or Recoveries with respect to the Trust Student Loans). Any such advance shall be deposited into the Collection Account. Subsequent reimbursement for such outstanding advances shall be payable from funds on deposit in the Collection Account (prior to the calculation of Available Funds for any Distribution Date). The Servicer shall provide the Administrator and the Indenture Trustee with an officer's certificate setting forth the amount of reimbursement for such advances, and the Administrator will instruct the Indenture Trustee in writing to withdraw such amount from the Collection Account and such amount shall be paid to the Servicer in reimbursement of such outstanding advances.

Section 3.3.   Realization upon Trust Student Loans. For the benefit of the Issuer, the Servicer shall use reasonable efforts consistent with its servicing practices and procedures that it utilizes with respect to comparable student loans that it services on behalf of Navient Corporation or any of its Affiliates and including all efforts that may be specified under the Higher Education Act or Guarantee Agreement in its servicing of any delinquent Trust Student Loans.

Section 3.4.   No Impairment. The Servicer shall not impair the rights of the Issuer, the Eligible Lender Trustee, the Indenture Trustee, or the Noteholders in any Trust Student Loans.

Section 3.5.   Purchase of Trust Student Loans; Reimbursement.

A.   The Servicer, the Administrator, the Issuer, the Eligible Lender Trustee and the Indenture Trustee shall give notice to the other parties promptly, in writing, upon the discovery of any breach of the provisions of Section 3.1, 3.2, 3.3 or 3.4 which has a material adverse effect on the interest of the Issuer. In the event of such a material breach which is not curable by reinstatement of the Guarantor's guarantee of such Trust Student Loan, the Servicer shall purchase the affected Trust Student Loan not later than 120 days following the earlier of the date of discovery of such material breach and the date of receipt of the Guarantor reject transmittal form with respect to such Trust Student Loan. In the event of a material breach with respect to such Trust Student Loan which is curable by reinstatement of the Guarantor's guarantee of such Trust Student Loan, unless the material breach shall have been cured within 360 days following the earlier of the date of discovery of such material breach and the date of receipt of the Guarantor reject transmittal form with respect to such Trust Student Loan, the Servicer shall purchase such Trust Student Loan not later than the sixtieth day following the end of such 360-day period. The purchase price hereunder will be the unpaid principal amount of such Trust Student Loan plus accrued and unpaid interest (calculated using the applicable percentage that would have been insured pursuant to Section 428(b)(1)(G) of the Higher Education Act) plus an amount equal to all net forfeited Interest Subsidy Payments and Special Allowance Payments with respect to such Trust Student Loan (to the extent not already included in the purchase price). In consideration of the purchase of any such Trust Student Loan pursuant to this Section 3.5, the Servicer shall remit the purchase price to the Administrator in the manner and at the time specified in Section 2.6 of the Administration Agreement. Any breach that relates to compliance with the requirements of the Higher Education Act or of the applicable Guarantor but that does not affect such Guarantor's obligation to guarantee payments of a Trust Student Loan will not be considered to have a material adverse effect for purposes of this Section 3.5A.

B.   In addition, if any breach of Section 3.1, 3.2, 3.3 or 3.4 by the Servicer does not trigger such purchase obligation but does result in the refusal by a Guarantor to guarantee all or a portion of the accrued interest (or any obligation of the Issuer to repay such interest to a Guarantor), or the loss (including any obligation of the Issuer to repay to the Department) of Interest Subsidy Payments and Special Allowance Payments, with respect to any Trust Student Loan affected by such breach, then the Servicer shall reimburse the Issuer in an amount equal to the sum of all such nonguaranteed interest amounts that would have been owed to the Issuer by the Guarantor but for such breach by the Servicer and such forfeited Interest Subsidy Payments or Special Allowance Payments by netting such sum against the Servicing Fee payable to the Servicer for such period and remitting any additional amounts owed in the manner specified in Section 2.6 of the Administration Agreement not later than (i) the last day of the next Collection Period ending not less than 30 days from the date of the Guarantor's refusal to guarantee all or a portion of accrued interest or loss of Interest Subsidy Payments or Special Allowance Payments, or (ii) in the case where the Servicer reasonably believes such amounts are likely to be collected, not later than the last day of the next Collection Period ending not less than 360 days from the date of the Guarantor's refusal to guarantee all or a portion of accrued interest or loss of Interest Subsidy Payments or Special Allowance Payments. At the time such payment is made, the Servicer shall not be required to reimburse the Issuer for interest that is then capitalized, however, such amounts shall be reimbursed if the borrower subsequently defaults and such capitalized interest is not paid by the Guarantor.

C.   Anything in this Section 3.5 to the contrary notwithstanding, if as of the last Business Day of any month the aggregate outstanding principal amount of Trust Student Loans with respect to which claims have been filed with and rejected by a Guarantor or with respect to which the Servicer determines that claims cannot be filed pursuant to the Higher Education Act as a result of a breach by the Servicer, the Depositor or the related Seller, exceeds 1% of the Pool Balance, the Servicer, the Depositor or the related Seller, as appropriate, shall purchase, within 30 days of a written request of the Indenture Trustee, such affected Trust Student Loans in an aggregate principal amount such that after such purchase the aggregate outstanding principal amount of such affected Trust Student Loans is less than 1% of the Pool Balance. The Trust Student Loans to be purchased by the Servicer or the Depositor pursuant to the preceding sentence shall be based on the date of claim rejection (or date of notice referred to in the first sentence of this Section 3.5) with the Trust Student Loans with the earliest such date to be purchased first.

D.   In lieu of purchasing Trust Student Loans pursuant to this Section 3.5, the Servicer may, at its option, with the prior consent of the Administrator, arrange for the substitution of Student Loans which are substantially similar as of the date of substitution on an aggregate basis to the Trust Student Loans for which they are being substituted with respect to the following characteristics:

(1)   [status (i.e., in-school, grace, deferment, forbearance or repayment);]

(2)   [program type (i.e., unsubsidized or subsidized Stafford Loans (pre-1993 v. post-1993), PLUS Loans, [Consolidation,] or SLS Loans (or other program type));]

(3)   [guarantee percentage;]

(4)   [school type;]

(5)   [total return;]

(6)   [principal balance;]

(7)   [remaining term to maturity; and]

(8)   [others, as applicable].

In addition, each substituted Student Loan shall comply, as of the date of substitution, with the representations and warranties made by the Depositor in the Sale Agreement. In choosing Student Loans to be substituted pursuant to this subsection D, the Servicer shall make a reasonable determination that the Student Loans to be substituted will not have a material adverse effect on the Noteholders [or any Swap Counterparty].

In the event the Servicer elects to substitute Student Loans pursuant to this Section 3.5 and the Administrator consents to such substitution, the Servicer will remit to the Administrator the amount of any shortfall between the Purchase Amount of the substituted Student Loans and the Purchase Amount of the Trust Student Loans for which they are being substituted. The Servicer shall also remit to the Administrator an amount equal to all nonguaranteed interest amounts that would have been owed to the Issuer by the Guarantor but for the breach of the Servicer and forfeited Interest Subsidy Payments and Special Allowance Payments with respect to the Trust Student Loans in the manner provided in Section 2.6 of the Administration Agreement.

E.   The sole remedy of the Issuer, the Eligible Lender Trustee, the Indenture Trustee and the Noteholders with respect to a breach pursuant to Section 3.1, 3.2, 3.3 or 3.4 shall be to require the Servicer to purchase Trust Student Loans, to reimburse the Issuer as provided above or to substitute Student Loans pursuant to this Section.

F.   Neither the Eligible Lender Trustee nor the Issuer shall have any duty to conduct any affirmative investigation as to the occurrence of any condition requiring the purchase of any Trust Student Loan or the reimbursement for any interest penalty pursuant to this Section 3.5.

G.   The Servicer shall not be deemed to have breached its obligations pursuant to Section 3.1, 3.2, 3.3 or 3.4 if it is rendered unable to perform such obligations, in whole or in part, by a force outside the control of the parties hereto (including acts of God, acts of war, fires, earthquakes, hurricanes, floods and other disasters). The Servicer shall diligently perform its duties under this Agreement as soon as practicable following the termination of such interruption of business.

H.　　The Servicer also will have an option, but not the obligation, to purchase any Trust Student Loan on any date; provided that the Servicer may not purchase Trust Student Loans if the aggregate outstanding principal balance thereof (at the time of purchase) exceeds [10]% of the Initial Pool Balance as of the date of determination. To exercise such option, the Servicer shall notify the Administrator, the Depositor, the Issuer and the Indenture Trustee thereof in advance in writing, and the Servicer shall deposit into the Collection Account an amount equal to the purchase price, as calculated pursuant to Section 3.5.A hereof, for the Trust Student Loans so purchased.

Section 3.6.　　Primary Servicing Fee; Carryover Servicing Fee. The Primary Servicing Fee for each calendar month and any Carryover Servicing Fees payable on any Distribution Date in arrears by the Issuer shall be equal to the amounts determined by reference to the schedule of fees attached hereto as Attachment A. Notwithstanding anything to the contrary contained herein or in any other Basic Document, the Servicer shall be entitled to receive any Carryover Servicing Fee on any Distribution Date only if and to the extent that sufficient funds are available pursuant to Section 2.8(i) of the Administration Agreement.

Section 3.7.　　Access to Certain Documentation and Information Regarding Trust Student Loans. Upon reasonable prior notice, the Servicer shall provide to the Administrator and its agents access to the Trust Student Loan Files and shall permit the Administrator to examine and make copies of, and abstracts from, the records and books of account of the Servicer relating to the Trust Student Loans and shall permit the Administrator to undertake periodic site reviews of the Servicer's operations relating to the servicing of the Trust Student Loans (including on the premises of any agent of the Servicer). Reasonable access shall be afforded to the Administrator without charge, but only upon reasonable request and during the normal business hours at the respective offices of the Servicer. Nothing in this Section shall affect the obligation of the Servicer to observe any applicable law prohibiting disclosure of information regarding the Obligors and the failure of the Servicer to provide access to information as a result of such obligation shall not constitute a breach of this Section.

Section 3.8.　　Servicer Expenses. The Servicer shall be required to pay all expenses incurred by it in connection with its activities hereunder, including fees and disbursements of independent accountants, taxes imposed on the Servicer and expenses incurred in connection with distributions and reports to the Administrator, including, without limitation, any such fees, disbursements, taxes and expenses owed to any Subservicers or Subcontractors appointed in accordance with Section 3.9 hereof, provided, however, the Carryover Servicing Fee will be subject to increase agreed to by the Administrator, the Indenture Trustee and the Servicer to the extent that a demonstrable and significant increase occurs in the costs incurred by the Servicer or any Subservicer in providing the services to be provided hereunder, whether due to changes in applicable governmental regulations, Guarantor program requirements or regulations or postal rates. Notwithstanding anything to the contrary contained herein, the Servicer may, at its option, collect fees from the Obligors in connection with sending payment histories and amortization schedules to Obligors, faxing documents to Obligors, providing credit reference letters to Obligors, providing a "speed pay" payment option to Obligors and for other similar optional services requested by an Obligor and may retain such fees. The Servicer may also, at its option, collect fees from Obligors for returned check processing or other insufficient fund transactions and may assess such fees from the Obligor's Trust Student Loan payment and retain such fees.

Section 3.9. <u>Appointment of Subservicers or Subcontractors</u>.

A. The Servicer may at any time, upon the written consent of the Administrator on behalf of the Issuer, appoint a Subservicer or Subservicers to perform all or any portion of its obligations as Servicer hereunder; <u>provided</u>, <u>however</u>, that any applicable Rating Agency Condition shall have been satisfied in connection therewith; <u>provided</u>, <u>further</u>, that the Servicer shall remain obligated and be liable to the Issuer, the Eligible Lender Trustee, the Indenture Trustee and the Noteholders for the servicing and administering of the Trust Student Loans in accordance with the provisions hereof without diminution of such obligation and liability by virtue of the appointment of such Subservicer and to the same extent and under the same terms and conditions as if the Servicer alone were servicing and administering the Trust Student Loans. The fees and expenses of any Subservicer shall be as agreed between the Servicer and its Subservicer from time to time and none of the Issuer, the Eligible Lender Trustee, the Indenture Trustee or the Noteholders shall have any responsibility therefor. With respect to satisfying the Rating Agency Condition referred to above, the term "Subservicer" shall be deemed not to include Subcontractors such as systems providers, systems developers or systems maintenance contractors, collection agencies, credit bureaus, lock box providers, mail service providers and other similar types of service providers.

B. The Servicer shall cause any Subservicer used by the Servicer (or by any Subservicer) for the benefit of the Issuer to comply with the reporting and compliance provisions of this Agreement to the same extent as if such Subservicer were the Servicer, and to provide the information required with respect to such Subservicer as is required to be filed with the Commission. The Servicer shall be responsible for obtaining from each Subservicer and delivering to the Issuer and the Administrator any servicer compliance statement required to be delivered by such Subservicer, any assessment of compliance and attestation required to be delivered by such Subservicer each as set forth in Article VII of this Agreement and any certification required to be delivered to the Person that will be responsible for signing a Sarbanes Certification on behalf of the Issuer as and when required to be delivered.

C. The Servicer shall promptly upon request provide to the Issuer a written description (in form and substance satisfactory to the Issuer) of the role and function of each Subcontractor utilized by the Servicer or any Subservicer, specifying (i) the identity of each such Subcontractor, (ii) which (if any) of such Subcontractors are "participating in the servicing function" within the meaning of Item 1122 of Regulation AB, and (iii) which, if any, elements of the Servicing Criteria will be addressed in assessments of compliance provided by each Subcontractor identified in clause (ii) of this paragraph.

D. As a condition to the utilization of any Subcontractor determined to be "participating in the servicing function" within the meaning of Item 1122 of Regulation AB, the Servicer shall cause any such Subcontractor used by the Servicer (or by any Subservicer) for the benefit of the Issuer to comply with the reporting and compliance provisions of Article VII of this Agreement to the same extent as if such Subcontractor were the Servicer. The Servicer shall be responsible for obtaining from each Subcontractor and delivering to the Issuer and the Administrator any assessment of compliance and attestation required to be delivered by such Subcontractor, each as set forth in Article VII of this Agreement, in each case as and when required to be delivered.

E. The Servicer shall cause any Subservicer appointed hereunder (i) to deliver to the Eligible Lender Trustee and the Issuer, as soon as possible after delivery to the Department, a copy of its annual compliance audit, as required by Section 428(b)(1)(U) of the Higher Education Act; (ii) to deliver on an annual basis, promptly after receipt thereof, copies of its SAS 70 report; and (iii) to deliver an officer's certificate, within sixty (60) days of the end of its fiscal year, certifying that there has been no security breach with respect to any of the Trust Student Loan data entrusted to such Subservicer in connection with this Agreement.

Section 3.10. <u>Reports</u>. With respect to Trust Student Loans, the Servicer shall prepare reports and data and furnish the following information to the Issuer, the Administrator, [each Swap Counterparty,] the Eligible Lender Trustee and the Indenture Trustee, unless otherwise noted, at the specified times:

(a) [Reserved].

(b) Within 30 days following the end of each calendar quarter, to the Department, owner's request for interest and Special Allowance Payments (ED 799);

(c) To credit reporting agencies as may be selected by the Servicer, credit reporting agency reporting in accordance with the Higher Education Act; and

(d) At any time the Issuer, the Eligible Lender Trustee or the Indenture Trustee, as the case may be, shall have reasonable grounds to believe that such request would be necessary in connection with its performance of its duties under related documents, and within five (5) Business Days of receipt of a request therefor, the Servicer shall furnish to the Issuer, the Eligible Lender Trustee or to the Indenture Trustee a list of all Trust Student Loans (by borrower loan identification number, type and outstanding principal balance) and any additional information requested relating to the Trust Student Loans.

Section 3.11. <u>Covenants and Agreements of the Issuer, Administrator, Eligible Lender Trustee and Servicer</u>. The Issuer, the Administrator, the Servicer and the Eligible Lender Trustee each agree that:

A. Any payment and any communications received at any time by the Issuer, Administrator and the Eligible Lender Trustee with respect to a Trust Student Loan shall be immediately transmitted to the Servicer. Such communications shall include, but not be limited to, requests or notices of loan cancellation, notices of borrower disqualification, letters, changes in address or status, notices of death or disability, notices of bankruptcy and forms requesting deferment of repayment or forbearance.

B.   The Servicer may change any part or all of its equipment, data processing programs and any procedures and forms in connection with the services performed hereunder so long as the Servicer continues to service the Trust Student Loans in conformance with the requirements herein. The Servicer shall not make any material change in its servicing system and operations with respect to the Trust Student Loans without the prior written consent of the Administrator, which consent will not be unreasonably withheld. Each written request for consent by the Servicer shall be acted upon promptly by the Administrator. Anything in this paragraph B to the contrary notwithstanding, the Servicer will not be required to request the consent of the Administrator with respect to any changes in the Servicer's servicing system and operations which the Servicer reasonably determines are required due to changes in the Higher Education Act or Guarantor program requirements.

C.   The Eligible Lender Trustee will furnish the Servicer with a copy of any and all Guarantee Agreements relating to the Trust Student Loans serviced hereunder.

D.   The Servicer may and, at the direction of the Administrator, shall include marketing or informational material generally provided to borrowers of loans owned by Navient Corporation or any of its Affiliates with communications sent to a borrower.

E.   The Servicer may, in its discretion, if requested by a borrower of a Trust Student Loan, arrange for the sale of such Trust Student Loan to another lender which holds another student loan of such borrower at a price not less than the purchase price for any such Trust Student Loan, as calculated pursuant to Section 3.5.A hereof.

F.   The Servicer shall arrange for the sale of a Trust Student Loan to [Blue Ridge Funding (or the seller from which Blue Ridge Funding originally purchased such Trust Student Loan), VL Funding (or the seller from which VL Funding originally purchased such Trust Student Loan)], Navient CFC or another Affiliate of Navient Corporation, as applicable, upon receipt by the Servicer of an executed consolidation loan application from the borrower of the related Trust Student Loan or a request from the borrower to add additional loans to such Trust Student Loan as permitted under the Higher Education Act. The sale price for such Trust Student Loan shall equal the purchase price for any such Trust Student Loan, as calculated pursuant to Section 3.5.A hereof.

G.   The Issuer, Servicer or Administrator shall notify the Eligible Lender Trustee and the Indenture Trustee, in writing, if it becomes aware of the termination of any Guarantee Agreement.

Section 3.12. [Reserved].

Section 3.13. Financial Statements. At any time that the Servicer is not an Affiliate of the Administrator, the Servicer shall provide to the Issuer, the Indenture Trustee, the Eligible Lender Trustee and the Administrator (a) as soon as possible, and in no event more than 120 days after the end of each fiscal year of the Servicer, audited financials as at the end of and for such year and (b) as soon as possible, and in no event more than 30 days after the end of each quarterly accounting period of the Servicer, unaudited financials as at the end of and for such period.

Section 3.14. Insurance. The Servicer shall maintain or cause to be maintained insurance with respect to its property and business against such casualties and contingencies and of such types and in such amounts as is customary in the case of institutions of the same type and size.

Section 3.15. Administration Agreement. The Servicer agrees to perform all duties required of the Servicer under the Administration Agreement using that degree of skill and attention that the Servicer exercises with respect to its comparable business activities.

Section 3.16. Lender Identification Number. The Eligible Lender Trustee may permit trusts established by the Depositor to securitize student loans, other than the Trust, to use the Department lender identification number applicable to the Issuer if the servicing agreements with respect to such other trusts include provisions substantially similar to this paragraph. In such event, the Servicer may claim and collect Interest Subsidy Payments and Special Allowance Payments with respect to Trust Student Loans and student loans in such other trusts using such common lender identification number. Notwithstanding anything herein or in the Basic Documents to the contrary, any amounts assessed against payments (including, but not limited to, Interest Subsidy Payments and Special Allowance Payments) due from the Department to any such other trust using such common lender identification number as a result of amounts owing to the Department from the Issuer will be deemed for all purposes hereof and of the Basic Documents (including for purposes of determining amounts paid by the Department with respect to the student loans in the Trust and such other trust) to have been assessed against the Issuer and shall be deducted by the Administrator or the Servicer and paid to such other trust from any collections made by them which would otherwise have been payable to the Collection Account for the Issuer. Any amounts assessed against payments due from the Department to the Issuer as a result of amounts owing to the Department from such other trust using such common lender identification number will be deemed to have been assessed against such other trust and will be deducted by the Administrator or the Servicer from any collections made by them which would otherwise be payable to the collection account for such other trust and paid to the Issuer.

Section 3.17. Privacy and Information Security Provisions. With respect to information that is "non-public personal information" (as defined in the GLB Regulations) that is disclosed or provided by the Trust (or on the Trust's behalf) to the Servicer in connection with this Agreement, or any Basic Document to which the Servicer is a party, the Servicer agrees, subject to the terms hereof and the limitations of liability set forth herein, that in performing its obligations under this Agreement, the Servicer shall comply with all reuse, redisclosure, or other customer information handling, processing, security, and protection requirements that are specifically required of a non-affiliated third-party processor or servicer (or subcontractor) under the GLB Regulations and other applicable federal consumer privacy laws, rules, and regulations. Without limiting the foregoing, the Servicer agrees that:

> (i)   the Servicer is prohibited from disclosing or using any "non-public personal information" (as defined in the GLB Regulations) disclosed or provided by the Trust or on the Trust's behalf to the Servicer, except solely to carry out the purposes for which it was disclosed, including use

under an exception contained in 12 CFR sections 40.14 or 40.15 or 16 CFR sections 313.14 or 313.15, as applicable, of the GLB Regulations in the ordinary course of business to carry out those purposes; and

(ii)   the Servicer has implemented and will maintain an information security program designed to meet the objectives of the Interagency Guidelines Establishing Standards for Safeguarding Customer Information, Final Rule (12 CFR Part 30, Appendix B) and the Federal Trade Commission's Standards for Safeguarding Customer Information (16 CFR Part 314).

ARTICLE IV.

Section 4.1.   Representations of Servicer. The Servicer makes the following representations on which the Issuer (and the Eligible Lender Trustee with respect to record ownership interest) is deemed to have relied in acquiring the Trust Student Loans and appointing the Servicer as servicer hereunder.   The representations speak as of the execution and delivery of this Agreement and as of the Closing Date, but shall survive the sale, transfer and assignment of the Trust Student Loans to the Issuer (and the Eligible Lender Trustee with respect to record ownership interest) and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

A.   Organization and Good Standing. The Servicer is duly organized and validly existing as a corporation formed under the laws of the State of Delaware and in good standing under the laws of the State of Delaware, with the power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted, and had at all relevant times, and has, the power, authority and legal right to service the Trust Student Loans and to hold the Trust Student Loan Files as custodian.

B.   Due Qualification. The Servicer is duly qualified to do business and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the Trust Student Loans as required by this Agreement) shall require such qualifications.

C.   Power and Authority. The Servicer has the power and authority to execute and deliver this Agreement and to carry out its terms; and the execution, delivery and performance of this Agreement have been duly authorized by the Servicer by all necessary action.   No registration with or approval of any governmental agency is required for the due execution and delivery by, and enforceability against, the Servicer of this Agreement.

D.   Binding Obligation.   This Agreement constitutes a legal, valid and binding obligation of the Servicer enforceable in accordance with its terms subject to bankruptcy, insolvency and other similar laws affecting creditors' rights generally and subject to equitable principles.

E.   No Violation. The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof will not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time or both) a default under, the bylaws of the Servicer, or any indenture, agreement or other instrument to which the Servicer is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than this Agreement and the other Basic Documents); nor violate any law or, to the best of the Servicer's knowledge, any order, rule or regulation applicable to the Servicer of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties.

F.   No Proceedings.   There are no proceedings or investigations pending, or, to the Servicer's best knowledge, threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties: (i) asserting the invalidity of this Agreement or any of the other Basic Documents to which the Servicer is a party, (ii) seeking to prevent the consummation of any of the transactions contemplated by this Agreement or any of the other Basic Documents to which the Servicer is a party, (iii) seeking any determination or ruling that could reasonably be expected to have a material and adverse effect on the performance by the Servicer of its obligations under, or the validity or enforceability of, this Agreement or any of the other Basic Documents to which the Servicer is a party, or (iv) relating to the Servicer and which might adversely affect the federal or state income tax attributes of the Notes.

Section 4.2.   Indemnities of Servicer.   The Servicer shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Servicer under this Agreement.

The Servicer shall pay for any loss, liability or expense, including reasonable attorneys' fees, that may be imposed on, incurred by or asserted against the Issuer or the Eligible Lender Trustee by the Department pursuant to the Higher Education Act, to the extent that such loss, liability or expense arose out of, or was imposed upon the Issuer or the Eligible Lender Trustee through, the negligence, willful misfeasance or bad faith of the Servicer in the performance of its obligations and duties under this Agreement or by reason of the reckless disregard of its obligations and duties under this Agreement, where the final determination that any such loss, liability or expense arose out of, or was imposed upon the Issuer or the Eligible Lender Trustee through, any such negligence, willful misfeasance, bad faith or recklessness on the part of the Servicer is established by a court of law, by an arbitrator or by way of settlement agreed to by the Servicer. Notwithstanding the foregoing, if the Servicer is rendered unable, in whole or in part, by a force outside the control of the parties hereto (including acts of God, acts of war, fires, earthquakes, hurricanes, floods and other disasters) to satisfy its obligations under this Agreement, the Servicer shall not be deemed to have breached any such obligation upon delivery of written notice of such event to the other parties hereto, for so long as the Servicer remains unable to perform such obligation as a result of such event.

For purposes of this Section, in the event of the termination of the rights and obligations of Navient Solutions, Inc. (or any successor thereto pursuant to Section 4.3) as Servicer pursuant to Section 5.1, or a resignation by such Servicer pursuant to this Agreement, such Servicer shall be deemed to be the Servicer pending appointment of a successor Servicer pursuant to Section 5.2.

Liability of the Servicer under this Section shall survive the resignation or removal of the Servicer, the Owner Trustee, the Eligible Lender Trustee or the Indenture Trustee or the termination of this Agreement. If the Servicer shall have made any payments pursuant to this Section and the Person to or on behalf of whom such payments are made thereafter collects any of such amounts from others, such Person shall promptly repay such amounts to the Servicer, without interest.

Section 4.3.   Merger or Consolidation of, or Assumption of the Obligations of, Servicer. The Servicer hereby agrees that, upon (a) any merger or consolidation of the Servicer into another Person, (b) any merger or consolidation to which the Servicer shall be a party resulting in the creation of another Person or (c) any Person succeeding to the properties and assets of the Servicer substantially as a whole, the Servicer shall (i) cause such Person (if other than the Servicer) to execute an agreement which states expressly that such Person assumes every obligation of the Servicer hereunder, (ii) deliver to the Issuer, the Eligible Lender Trustee and the Indenture Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger or succession and such agreement of assumption comply with this Section and that all conditions precedent provided for in this Agreement relating to such transaction have been complied with, (iii) cause the Rating Agency Condition to have been satisfied with respect to such transaction and (iv) cure any existing Servicer Default or any continuing event which, after notice or lapse of time or both, would become a Servicer Default. Upon compliance with the foregoing requirements, such Person shall be the successor to the Servicer under this Agreement without further act on the part of any of the parties to this Agreement.

Section 4.4.   Limitation on Liability of Servicer. The Servicer shall not be under any liability to the Issuer, the Noteholders, [each Swap Counterparty,] the Administrator, the Eligible Lender Trustee or the Indenture Trustee except as provided under this Agreement, for any action taken or for refraining from the taking of any action pursuant to this Agreement, for errors in judgment, for any incorrect or incomplete information provided by schools, borrowers, Guarantors and the Department, for the failure of any party to this Servicing Agreement or any other Basic Document to comply with its respective obligations hereunder or under any other Basic Document or for any losses attributable to the insolvency of any Guarantor; provided, however, that this provision shall not protect the Servicer against its obligation to purchase Student Loans from the Trust pursuant to Section 3.5 hereof or to pay to the Trust amounts required pursuant to Section 3.5 hereof or against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under this Agreement. The Servicer may rely in good faith on any document of any kind prima facie properly executed and submitted by any person respecting any matters arising under this Agreement.

Except as provided in this Agreement, the Servicer shall not be under any obligation to appear in, prosecute or defend any legal action where it is not named as a party; provided, however, that the Servicer may undertake any reasonable action that it may deem necessary or desirable in respect of this Agreement and the other Basic Documents and the rights and duties of the parties to this Agreement and the other Basic Documents and the interests of the Noteholders. To the extent that the Servicer is required to appear in or is made a defendant in any legal action or other proceeding relating to the servicing of the Trust Student Loans, the Issuer shall indemnify and hold the Servicer harmless from all cost, liability or expense of the Servicer not arising out of or relating to the failure of the Servicer to comply with the terms of this Agreement.

Section 4.5. <u>Navient Solutions, Inc. Not to Resign as Servicer</u>. Subject to the provisions of Section 4.3, Navient Solutions, Inc. shall not resign from the obligations and duties hereby imposed on it as Servicer under this Agreement except upon determination that the performance of its duties under this Agreement is no longer permissible under applicable law. Notice of any such determination permitting the resignation of Navient Solutions, Inc. shall be communicated to the Issuer, the Eligible Lender Trustee and the Indenture Trustee at the earliest practicable time (and, if such communication is not in writing, shall be confirmed in writing at the earliest practicable time) and any such determination shall be evidenced by an Opinion of Counsel to such effect delivered to the Issuer, the Eligible Lender Trustee and the Indenture Trustee concurrently with or promptly after such notice. No such resignation shall become effective until the Indenture Trustee or a successor Servicer shall have assumed the responsibilities and obligations of Navient Solutions, Inc. in accordance with Section 5.2.

ARTICLE V.

Section 5.1. <u>Servicer Default</u>. If any one of the following events (a "Servicer Default") shall occur and be continuing:

(1) any failure by the Servicer (i) to deliver to the Indenture Trustee for deposit in the Trust Accounts any payment required by the Basic Documents to which the Servicer is a signatory or (ii) in the event that daily deposits into the Collection Account are not required, to deliver to the Administrator any payment required by the Basic Documents, which failure in case of either clause (i) or (ii) continues unremedied for five Business Days after written notice of such failure is received by the Servicer from the Issuer, the Eligible Lender Trustee, the Indenture Trustee or the Administrator or five Business Days after discovery of such failure by an officer of the Servicer; or

(2) any failure by the Servicer duly to observe or to perform in any material respect any other covenant or agreement of the Servicer set forth in this Agreement or any other Basic Document to which the Servicer is a signatory, which failure shall (i) materially and adversely affect the rights of the Indenture Trustee, on behalf of the Noteholders, or the Noteholders and (ii) continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given (A) to the Servicer by the Issuer, the Indenture Trustee, the Eligible Lender Trustee or the Administrator or (B) to the Servicer, and to the Issuer and the Indenture Trustee by the Noteholders representing at least a majority of the Outstanding Amount of the Notes; <u>provided</u>, <u>however</u>, that any breach of Section 3.1, 3.2, 3.3 or 3.4 shall not be deemed a Servicer Default so long as the Servicer is in compliance with its purchase and reimbursement obligations under Section 3.5; or

(3) an Insolvency Event occurs with respect to the Servicer; or

(4) any failure by the Servicer to comply with any requirements under the Higher Education Act resulting in a loss of its eligibility as a third-party servicer; or

(5) any failure by the Servicer, any Subservicer or any Subcontractor to deliver any information, report, certification or accountants' letter when and as required under Article VII (including, without limitation, any failure by the Servicer to identify any Subcontractor "participating in the servicing function" within the meaning of Item 1122 of Regulation AB), which continues unremedied for fifteen (15) calendar days after the date on which such information, report, certification or accountants' letter was required to be delivered;

then, and in each and every case, so long as the Servicer Default shall not have been remedied, either the Indenture Trustee, or the Noteholders of Notes evidencing at least a majority of the Outstanding Amount of the Notes, by notice then given in writing to the Servicer (and to the Indenture Trustee and the Eligible Lender Trustee if given by the Noteholders) may terminate all the rights and obligations (other than the obligations set forth in Section 3.5 and Section 4.2) of the Servicer under this Agreement. As of the effective date of termination of the Servicer, all authority and power of the Servicer under this Agreement, whether with respect to the Notes or the Trust Student Loans or otherwise, shall, without further action, pass to and be vested in the Indenture Trustee or such successor Servicer as may be appointed under Section 5.2. The predecessor Servicer shall cooperate with the successor Servicer, the Issuer and the Indenture Trustee in effecting the termination of the responsibilities and rights of the Eligible Lender Trustee, the predecessor Servicer under this Agreement, including the transfer to the successor Servicer for administration by it of all cash amounts that shall at the time be held by the predecessor Servicer for deposit, or shall thereafter be received by it with respect to a Trust Student Loan. All reasonable costs and expenses (including attorneys' fees) incurred in connection with transferring the Trust Student Loan Files to the successor Servicer and amending this Agreement and any other Basic Documents to reflect such succession as Servicer pursuant to this Section shall be paid by the predecessor Servicer (other than the Indenture Trustee acting as the Servicer under this Section 5.1) upon presentation of reasonable documentation of such costs and expenses. Upon receipt of notice of the occurrence of a Servicer Default, the Issuer shall give notice thereof (which notice shall be prepared by the Administrator) to the Rating Agencies then rating the Notes.

Section 5.2. <u>Appointment of Successor</u>.

A. Upon receipt by the Servicer of notice of termination pursuant to Section 5.1, or the resignation by the Servicer in accordance with the terms of this Agreement, the predecessor Servicer shall continue to perform its functions as Servicer under this Agreement, in the case of termination, only until the date specified in such termination notice or, if no such date is specified in a notice of termination, until receipt of such notice and, in the case of resignation, until the Indenture Trustee or a successor Servicer shall have assumed the responsibilities and duties of Navient Solutions, Inc. In the event of the termination hereunder of the Servicer, the Issuer shall appoint a successor Servicer acceptable to the Issuer, the Indenture Trustee and the Eligible Lender Trustee, and the successor Servicer shall accept its appointment by a written assumption in form acceptable to the Indenture Trustee and the Eligible Lender Trustee. In the event that a successor Servicer has not been appointed at the time when the predecessor Servicer has ceased to act as Servicer in accordance with this Section, the Indenture Trustee without further action shall automatically be appointed the successor Servicer and the Indenture Trustee shall be entitled to the Servicing Fee and any Carryover Servicing Fees. Notwithstanding the above, the Indenture Trustee shall, if it shall be unwilling or legally unable so to act, appoint or petition a court of competent jurisdiction to appoint any established institution whose regular business shall include the servicing of student loans, as the successor to the Servicer under this Agreement; provided, however, that such right to appoint or to petition for the appointment of any such successor Servicer shall in no event relieve the Indenture Trustee from any obligations otherwise imposed on it under the Basic Documents until such successor has in fact assumed such appointment.

B.   Upon appointment, the successor Servicer (including the Indenture Trustee acting as successor Servicer) shall be the successor in all respects to the predecessor Servicer and shall be subject to all the responsibilities, duties and liabilities placed on the predecessor Servicer that arise thereafter or are related thereto and shall be entitled to an amount agreed to by such successor Servicer (which shall not exceed the Servicing Fee unless the Rating Agency Condition is satisfied with respect to such compensation arrangements) and all the rights granted to the predecessor Servicer by the terms and provisions of this Agreement; provided, that the successor Servicer shall assume no liability or responsibility for any acts, representations, obligations or covenants of any predecessor Servicer prior to the date that the successor Servicer becomes Servicer hereunder.

C.   Notwithstanding the foregoing or anything to the contrary herein or in the other Basic Documents, the Indenture Trustee, to the extent it is acting as successor Servicer pursuant hereto and thereto, shall be entitled to resign to the extent a qualified successor Servicer has been appointed and has assumed all the obligations of the Servicer in accordance with the terms of this Agreement and the other Basic Documents.

Section 5.3. Notification to Noteholders. Upon any termination of, or appointment of a successor to, the Servicer pursuant to this Article V, the Indenture Trustee shall give prompt written notice thereof to Noteholders and the Rating Agencies then rating the Notes (which, in the case of any such appointment of a successor, shall consist of prior written notice thereof to the Rating Agencies then rating the Notes).

Section 5.4. Waiver of Past Defaults. The Noteholders of Notes evidencing at least a majority of the Outstanding Amount of the Notes may, on behalf of all Noteholders, waive in writing any default by the Servicer in the performance of its obligations hereunder and any consequences thereof, except a default in making any required deposits to or payments from any of the Trust Accounts (or giving instructions regarding the same) in accordance with this Agreement. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement and the Administration Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

ARTICLE VI.

Section 6.1.   Amendment.

A.   This Agreement may be amended by the Servicer, the Issuer, the Administrator, the Eligible Lender Trustee and the Indenture Trustee, without the consent of any of the Noteholders, (i) to comply with any change in any applicable federal or state law, to cure any ambiguity, to correct or supplement any provisions in this Agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in this Agreement; provided, however, that such action shall not, as evidenced by an Opinion of Counsel delivered to the Issuer, the Eligible Lender Trustee and the Indenture Trustee, adversely affect in any material respect the interests of any Noteholder whose consent has not been obtained, or (ii) to correct any manifest error in the terms of this Agreement as compared to the terms expressly set forth in the Prospectus.

B.   This Agreement may also be amended from time to time by the Servicer, the Issuer, the Administrator, the Eligible Lender Trustee and the Indenture Trustee, with the consent of the Noteholders of Notes evidencing at least a majority of the Outstanding Amount of the Notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders; provided, however, that no such amendment shall (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments with respect to Trust Student Loans or distributions that shall be required to be made for the benefit of the Noteholders or (b) reduce the aforesaid percentage of the Outstanding Amount of the Notes, the Noteholders of which are required to consent to any such amendment, without the consent of all outstanding Noteholders.

It shall not be necessary for the consent of Noteholders pursuant to this clause B, to approve the particular form of any proposed amendment or consent, but it shall be sufficient if such consent shall approve the substance thereof.

Promptly after the execution of any amendment to this Agreement (or, in the case of the Rating Agencies then rating the Notes, 15 days prior thereto), the Issuer shall furnish written notification (such notice to be prepared by the Administrator) of the substance of such amendment to the Indenture Trustee and each of the Rating Agencies then rating the Notes.

Prior to the execution of any amendment to this Agreement, the Issuer, the Eligible Lender Trustee and the Indenture Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Indenture Trustee, the Eligible Lender Trustee and the Owner Trustee may, but shall not be obligated to, execute and deliver such amendment which affects its rights, powers, duties or immunities hereunder.

Section 6.2.   Notices. All notices hereunder shall be given by United States certified or registered mail, by facsimile or by other telecommunication device capable of creating written record of such notice and its receipt. Notices hereunder shall be effective when received and shall be addressed to the respective parties hereto at the addresses set forth below, or at such other address as shall be designated by any party hereto in a written notice to each other party pursuant to this section.

If to the Servicer, to:

> Navient Solutions, Inc.
> 2001 Edmund Halley Drive
> Reston, Virginia 20191
> Attn: Senior Vice President, Servicing

If to the Issuer, to:

> Navient Student Loan Trust 20[__]-[__]
> c/o [_____]
> [_____]
> [_____]
> Attention: [_____]

If to the Owner Trustee, to:

> [_____]
> [_____]
> [_____]
> Attention: [_____]

If to the Administrator, to:

> Navient Solutions, Inc.
> 2001 Edmund Halley Drive
> Reston, Virginia 20191
> Attn: ABS Administration

If to the Eligible Lender Trustee, to:

> Navient Student Loan Trust 20[__]-[__]
> c/o [_____]
> [_____]
> [_____]
> [_____]
> Attention: [_____]

If to the Indenture Trustee, to:

> [_____]
> [_____]
> [_____]
> Attention: [_____]

Section 6.3.   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and such counterparts shall constitute one and the same instrument.

Section 6.4.   Entire Agreement; Severability. This Agreement constitutes the entire agreement among the Issuer, the Administrator, the Eligible Lender Trustee, the Indenture Trustee and the Servicer. All prior representations, statements, negotiations and undertakings with regard to the subject matter hereof are superseded hereby.

If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement, or the application of such terms or provisions to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

Section 6.5.   Governing Law. The terms of this Agreement shall be subject to all applicable provisions of the Higher Education Act and shall be construed in accordance with and governed by the laws of the State of New York without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties, hereunder shall be determined in accordance with such laws.

Section 6.6.   Relationship of Parties. The Servicer is an independent contractor and, except for the services which it agrees to perform hereunder, the Servicer does not hold itself out as an agent of any other party hereto. Nothing herein contained shall create or imply an agency relationship among Servicer and any other party hereto, nor shall this Agreement be deemed to constitute a joint venture or partnership between the parties.

Section 6.7.   Captions. The captions used herein are for the convenience of reference only and not part of this Agreement, and shall in no way be deemed to define, limit, describe or modify the meanings of any provision of this Agreement.

Section 6.8.   Nonliability of Directors, Officers and Employees of the Servicer, the Owner Trustee, the Eligible Lender Trustee, the Indenture Trustee and the Administrator. No member of the board of directors or any officer, employee or agent of the Servicer, the Administrator, the Owner Trustee, the Eligible Lender Trustee or the Indenture Trustee (or any Affiliate of any such party) shall be personally liable for any obligation incurred under this Agreement.

Section 6.9.   Assignment. This Agreement may not be assigned by the Servicer except as permitted under Sections 4.3, 4.5 and 5.2 hereof. This Agreement may not be assigned by the Administrator except as permitted under Sections 4.3 and 4.6 of the Administration Agreement.

Section 6.10.   Limitation of Liability of Eligible Lender Trustee, Owner Trustee and Indenture Trustee.

A.   Notwithstanding anything contained herein to the contrary, this Agreement has been signed by [_____], not in its individual capacity but solely in its capacity as Eligible Lender Trustee of the Issuer and in no event shall [_____], in its individual capacity or, except as expressly provided in the Eligible Lender Trust Agreement, as Eligible Lender Trustee have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer or the Eligible Lender Trustee hereunder or in any of the certificates, notices or agreements delivered pursuant hereto as to all of which recourse shall be had solely to the assets of the Issuer.

B.   Notwithstanding anything contained herein to the contrary, this Agreement has been signed by [_____], not in its individual capacity but solely as Indenture Trustee, and in no event shall [_____] have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer hereunder or in any of the certificates, notices or agreements delivered pursuant hereto, as to all of which recourse shall be had solely to the assets of the Issuer.

C.   Notwithstanding anything contained herein to the contrary, this Agreement has been signed by [_____], not in its individual capacity but solely in its capacity as Owner Trustee of the Issuer and in no event shall [_____], in its individual capacity or, except as expressly provided in the Trust Agreement, as Owner Trustee have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer or the Owner Trustee hereunder or in any of the certificates, notices or agreements delivered pursuant hereto as to all of which recourse shall be had solely to the assets of the Issuer.

ARTICLE VII.

Section 7.1.   <u>Intent of the Parties; Reasonableness</u>. The Issuer, Administrator, on behalf of the Issuer, and the Servicer acknowledge and agree that the purpose of Article VII of this Agreement is to facilitate compliance by the Issuer with the provisions of Regulation AB and related rules and regulations of the Commission.

None of the Issuer, Administrator, on behalf of the Issuer, nor the Servicer shall exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Servicer acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with requests made by the Administrator, on behalf of the Issuer in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB.   In connection therewith, the Servicer shall cooperate fully with the Administrator, on behalf of the Issuer, to deliver to the Administrator, on behalf of the Issuer (including any of its assignees or designees), any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Administrator, on behalf of the Issuer, to permit the Administrator, on behalf of the Issuer, to comply with the provisions of Regulation AB, together with such disclosures relating to the Servicer and/or any Subservicer or the servicing of the Trust Student Loans, reasonably believed by the Administrator, on behalf of the Issuer, to be necessary in order to effect such compliance.

The Administrator, on behalf of the Issuer, (including any of its assignees or designees) shall cooperate with the Servicer by providing timely notice of requests for information under these provisions and by reasonably limiting such requests to information required, in the Issuer's reasonable judgment, to comply with Regulation AB.

Section 7.2.   Reporting Requirements.

A.   If so requested by the Administrator, acting on behalf of the Issuer, for the purpose of satisfying its reporting obligation under the Exchange Act with respect to any class of Notes, the Servicer shall (or shall cause each Subservicer to) (i) notify the Issuer and the Administrator in writing of any material litigation or governmental proceedings pending against the Servicer and any Subservicer and (ii) provide to the Issuer a description of such proceedings, affiliations or relationships.

B.   As a condition to the succession to Servicer or any Subservicer by any Person (i) into which the Servicer or such Subservicer may be merged or consolidated, or (ii) which may be appointed as a successor to the Servicer or any Subservicer, the Servicer shall provide to the Issuer and the Administrator, at least 10 Business Days prior to the effective date of such succession or appointment, (x) written notice to the Issuer of such succession or appointment and (y) in writing and in form and substance reasonably satisfactory to the Administrator, acting on behalf of the Issuer, all information reasonably requested by the Administrator, acting on behalf of the Issuer, in order to comply with its reporting obligation under Item 6.02 of Form 8-K with respect to any class of Notes.

C.   In addition to such information as the Servicer, is obligated to provide pursuant to other provisions of this Agreement, if so requested by the Administrator, acting on behalf of the Issuer, the Servicer and any Subservicer shall provide such information regarding the performance or servicing of the Trust Student Loans as is reasonably required to facilitate preparation of monthly distribution reports in accordance with Item 1121 of Regulation AB.

Section 7.3.   Servicer Compliance Statement. On or before March [__] of each calendar year, commencing in 20[__], the Servicer shall deliver to the Issuer and the Administrator a statement of compliance addressed to the Issuer and signed by an authorized officer of the Servicer, to the effect that (i) a review of the Servicer's activities during the immediately preceding calendar year (or applicable portion thereof) and of its performance under this Agreement during such period has been made under such officer's supervision, and (ii) to the best of such officer's knowledge, based on such review, the Servicer has fulfilled all of its obligations under this Agreement in all material respects throughout such calendar year (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof and shall facilitate the delivery of any required statement of compliance by each Subservicer.

Section 7.4.   Report on Assessment of Compliance and Attestation.

A.   On or before March [__] of each calendar year, commencing in 20[__], the Servicer shall:

(i)   if requested by the Administrator, on behalf of the Issuer, deliver to the

Issuer a report (in form and substance reasonably satisfactory to the Issuer) regarding the Servicer's assessment of compliance with the Servicing Criteria during the immediately preceding calendar year, as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Issuer and signed by an authorized officer of the Servicer, and shall address each of the Servicing Criteria specified on a certification substantially in the form of Attachment E attached to this Agreement;

(ii) if requested by the Administrator, on behalf of the Issuer, deliver to the Issuer and the Administrator a report of a registered public accounting firm reasonably acceptable to the Administrator, acting on behalf of the Issuer, that attests to, and reports on, the assessment of compliance made by the Servicer and delivered pursuant to the preceding paragraph. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act;

(iii) cause each Subservicer and Subcontractor, determined by the Servicer to be "participating in the servicing function" within the meaning of Item 1122 of Regulation AB, to deliver to the Administrator, acting on behalf of the Issuer, an assessment of compliance and accountants' attestation as and when provided in paragraphs (i) and (ii) of this Section; and

(iv) if requested by the Administrator, on behalf of the Issuer, not later than February 1 of the calendar year in which such certification is to be delivered, deliver to the Issuer, the Administrator and any other Person that will be responsible for signing the Sarbanes Certification on behalf of an Issuer with respect to this securitization transaction the Annual Certification in the form attached hereto as Attachment D.

The Servicer acknowledges that the parties identified in clause A(iv) above may rely on any certification provided by the Servicer or any Subservicer pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission. The Administrator, on behalf of the Issuer, will not request delivery of items in clauses A(i), (ii), (iii) and (iv) above unless the Depositor is required under the Exchange Act to file an annual report on Form 10-K with respect to an issuing entity whose asset pool includes the Trust Student Loans.

B. Each assessment of compliance provided by a Subservicer shall address each of the Servicing Criteria specified on a certification to be delivered to the Servicer, the Issuer, and the Administrator on or prior to the date of such appointment. An assessment of compliance provided by a Subcontractor need not address any elements of the Servicing Criteria other than those specified by the Servicer and the Issuer on the date of such appointment.

Section 7.5. Asset Representations Review.

A. Upon the discovery of the occurrence of a Rejected Guaranty Claims Trigger Event, the Servicer will promptly notify the Indenture Trustee and the Administrator. Upon receipt of direction from the Indenture Trustee pursuant to Section 11.2 of the Indenture, the Servicer will notify the Asset Representations Reviewer of the affirmative vote of a majority of the Directing Noteholders voting to initiate a review of the applicable ARR Loans and direct the Asset Representations Reviewer to begin such review.

B.   Upon the commencement of an Asset Representations Review, the Servicer shall render reasonable assistance, including granting access to copies of any underlying documents and trust student loan files and any other Review Materials (as defined in the Asset Representations Agreement) to the Asset Representations Reviewer to facilitate the performance of a review of all ARR Loans, pursuant to Section 2.7 of the Asset Representations Review Agreement, in order to verify compliance with the Eligible Guaranteed Student Loan representations and warranties made to the Issuer by the Depositor and the related sellers and provide such other reasonable assistance to the Asset Representations Reviewer as it requests in order to facilitate its Asset Representations Review of the ARR Loans pursuant to the Asset Representations Review Agreement.

C.   The Asset Representations Reviewer will complete an inventory of all Review Material in accordance with clause A above within two (2) Business Days of receipt of such Review Materials. The Asset Representations Reviewer may request the Servicer deliver any missing or incomplete Review Materials and the Servicer agrees to provide, or cause to be provided, such Review Materials within five (5) Business Days of receipt of such request.

D.   During the performance of a review of one or more ARR Loans by the Asset Representations Reviewer, the Servicer shall:

(1)   notify the Asset Representations Reviewer of the payment in full of any such ARR Loan; and

(2)   notify the Asset Representations Reviewer and the Indenture Trustee of the scheduled redemption of the Notes on the next Distribution Date (with such notice being provided not less than ten (10) days before such Distribution Date).

E.   The Servicer may redact all such materials to remove any Non-public Personal Information (as defined in the Asset Representations Review Agreement). Except for the measure described in the immediately preceding sentence, the Servicer will use commercially reasonable efforts not to change the meaning of such materials or their usefulness to the Asset Representations Reviewer in connection with its review, pursuant to Section 2.5 of the Asset Representations Review Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their behalf by their duly authorized officers as of [_____], 20[__].

NAVIENT SOLUTIONS, INC.,
as Servicer

By: _____
     Name:
     Title:

NAVIENT SOLUTIONS, INC.,
as Administrator

By: _____
     Name:
     Title:

NAVIENT STUDENT LOAN TRUST 20[__]-[__]

By: [_____],
not in its individual capacity but solely as Owner Trustee

By: _____
     Name:
     Title:

[_____], not in its individual capacity but solely as Indenture Trustee under an Indenture, dated as of [_____], 20[__], among Navient Student Loan Trust 20[__]-[__], [_____], not in its individual capacity but solely as the Eligible Lender Trustee, and [_____], in its capacity as Indenture Trustee

By: _____
    Name:
    Title:

[_____], not in its individual capacity but solely as Eligible Lender Trustee under the Eligible Lender Trust Agreement, dated as of [_____], 20[__], between the Issuer and the Eligible Lender Trustee.

By: _____
    Name:
    Title:

ATTACHMENT A

SCHEDULE OF FEES

The Servicer will receive a Primary Servicing Fee and a Carryover Servicing Fee (together, the "Servicing Fee").

The "Primary Servicing Fee" for any month is equal to the sum of the monthly servicing fees for the Trust Student Loans owned by the Trust during that month. The monthly servicing fee for a Trust Student Loan is calculated on a unit basis and is an amount equal to (i) $[__] per month per borrower for Trust Student Loans that are in in-school status, (ii) $[__] per month per borrower for Trust Student Loans that are in grace status and (iii) $[__] per month per borrower for all other Trust Student Loans. For purposes of calculating the Primary Servicing Fee for any month, a Trust Student Loan's current payment status will be determined as of the last day of the preceding calendar month. In the event a borrower has more than one Trust Student Loan and those loans are in different payment statuses, the monthly servicing fee will be paid at the higher unit rate. In no event, however, will the Primary Servicing Fee for any month exceed $^1/_{12}$ of [__]% of the aggregate outstanding principal balance of the Trust Student Loans, calculated as of the Closing Date or the last day of the preceding calendar month, as the case may be (the "Primary Servicing Fee Monthly Cap"). Primary Servicing Fees due and payable to the Servicer on any Distribution Date will include such amounts from any prior Distribution Dates that remain unpaid.

The Servicer has the right to annually increase its fees by an amount equal to the percentage increase in the U.S. Department of Labor's Consumer Price Index for Urban Wage Earners and Clerical Workers, U.S. City Average for the most recent twelve month period available at the time of each such annual adjustment; provided, that such increase shall not be less than 3% per annum.

The Primary Servicing Fee will be payable out of Available Funds, with respect to each Distribution Date, and amounts on deposit in the Collection Account and the Reserve Account on such Distribution Date, commencing on the [__] 20[__] Distribution Date.

The "Carryover Servicing Fee" will be payable out of Available Funds in accordance with Section 2.8(i) of the Administration Agreement on each Distribution Date and is the sum of: (a) the aggregate amount, if any, of Primary Servicing Fees accrued in excess of the related Primary Servicing Fee Monthly Cap that remains unpaid from prior Distribution Dates, (b) the amount of specified increases in the costs incurred by the Servicer which are agreed to pursuant to Section 3.8 of the Servicing Agreement, (c) the amount of specified Conversion Fees, Transfer Fees and Removal Fees (as defined below) incurred since the last Distribution Date and (d) any amounts described in (a), (b) and (c) above that remain unpaid from prior Distribution Dates plus interest on such amounts for the period from the Distribution Date on which such amounts become due to the date such amounts are paid in full at a rate per annum for each Interest Period (as defined below) equal to the sum of (a) the average accepted auction price (expressed on a bond equivalent basis) for 91-day Treasury Bills sold at the most recent 91-day Treasury Bill auction prior to the Interest Period as reported by the U.S. Treasury Department and (b) [__]%.

"Interest Period" shall mean the period from each Distribution Date through the day before the next Distribution Date. The Carryover Servicing Fee will be payable to the Servicer on each succeeding Distribution Date out of Available Funds after payment on such Distribution Date of all senior amounts payable prior to clause (i) of Section 2.8 of the Administration Agreement. On the [__] 20[__] Distribution Date, the Servicer shall receive a pro rata portion of the Primary Servicing Fee for the period from, and including, the Closing Date to, and including, [__], 20[__].

The Servicer will be paid a fee ("Conversion Fee") for any Student Loan added to the Trust Estate which Student Loan is not serviced on the Servicer's system unless such Student Loan is being substituted into the Trust Estate by the Servicer pursuant to Section 3.5 of this Agreement. The Conversion Fee is equal to the greater of $[__] per account or the Servicer's verifiable costs plus [__]%.

The Servicer will be paid a fee ("Transfer Fee") for any Trust Student Loan transferred in or out of the Trust Estate which is at the time of transfer being serviced on the Servicer's system (regardless of the owner) unless (i) such Trust Student Loans are being removed or added to the Trust in order to comply with the Servicer's purchase/substitution obligation under Section 3.5 of this Agreement, (ii) such Trust Student Loans are being removed pursuant to Section 3.11F of this Agreement or (iii) such Trust Student Loans are being added to the Trust pursuant to Section 2.10(d) of the Administration Agreement. The Transfer Fee is equal to $[__] per account transaction.

The Servicer will be paid a fee ("Removal Fee") for performing all activities required to remove a Trust Student Loan from the Servicer's system to another servicer unless such Trust Student Loan is being removed due to the termination of the Servicer pursuant to Section 5.1 of this Agreement. The Removal Fee is equal to $[__] per account plus any verifiable direct expenses incurred for shipping such Trust Student Loan to the new servicer.

ATTACHMENT B

[TO BE UPDATED FOR EACH TRANSACTION]

LOCATIONS

Loan Servicing Center/Indianapolis
11100 USA Parkway
Fishers, Indiana 46038
(317) 849-6510

Loan Servicing Center/Pennsylvania
220 Lasley Avenue
Hanover Industrial Estates
Wilkes-Barre, Pennsylvania 18706
(717) 821-3600

Navient Solutions, Inc.
300 Continental Drive
Newark, Delaware 19713
(302) 283-8000

ATTACHMENT C

[RESERVED]

ATTACHMENT D

FORM OF ANNUAL CERTIFICATION

Re: The Servicing Agreement dated as of [_____], 20[__] (the "Agreement"), among Navient Student Loan Trust 20[__]-[__], as Issuer, Navient Solutions, Inc., as Servicer, Navient Solutions, Inc., as Administrator, [_____], as Eligible Lender Trustee, and [_____], as Indenture Trustee

I, _____, the _____ of Navient Solutions, Inc. (the "Servicer"), certify to the Administrator, on behalf of the Issuer, and their officers, with the knowledge and intent that they will rely upon this certification, that:

(1)   I have reviewed the servicer compliance statement of the Servicer provided in accordance with Item 1123 of Regulation AB (the "Compliance Statement"), the report on assessment of the Servicer's compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB (the "Servicing Criteria"), provided in accordance with Rules 13a-18 and 15d-18 under Securities Exchange Act of 1934, as amended (the "Exchange Act") and Item 1122 of Regulation AB (the "Servicing Assessment"), the registered public accounting firm's attestation report provided in accordance with Rules 13a-18 and 15d-18 under the Exchange Act and Section 1122(b) of Regulation AB (the "Attestation Report"), and all servicing reports, officer's certificates and other information relating to the servicing of the Trust Student Loans by the Servicer during 20[ ] that were delivered by the Servicer to the Administrator, on behalf of the Issuer, pursuant to the Agreement (collectively, the "Company Servicing Information");

(2)   Based on my knowledge, the Company Servicing Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period of time covered by the Company Servicing Information;

(3)   Based on my knowledge, all of the Company Servicing Information required to be provided by the Servicer under the Agreement has been provided to the Administrator, on behalf of the Issuer;

(4)   I am responsible for reviewing the activities performed by the Servicer under the Agreement, and based on my knowledge and the compliance review conducted in preparing the Compliance Statement and except as disclosed in the Compliance Statement, the Servicing Assessment or the

Attestation Report, the Servicer has fulfilled its obligations under the Agreement in all material respects; and

(5)   The Compliance Statement required to be delivered by the Servicer pursuant to the Agreement, and the Servicing Assessment and Attestation Report required to be provided by the Servicer and by any Subservicer or Subcontractor pursuant to the Agreement, have been provided to the Administrator, on behalf of the Issuer. Any material instances of noncompliance described in such reports have been disclosed to the Administrator, on behalf of the Issuer. Any material instance of noncompliance with the Servicing Criteria has been disclosed in such reports.

Date: _____

By: _____
            Name:
            Title:

ATTACHMENT E

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by Navient Solutions, Inc., as the Servicer, shall address, at a minimum, the criteria identified below (the "Applicable Servicing Criteria"):

Reference	Criteria	Applicability
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the Basic Documents.	
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	
1122(d)(1)(iii)	Any requirements in the Basic Documents to maintain a back-up servicer for the trust student loans are maintained.	
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the Basic Documents.	
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on trust student loans are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the Basic Documents.	
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	N/A
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the Basic Documents.	
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the Basic Documents.	N/A
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the Basic Documents. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	N/A
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	N/A

Reference	Criteria	Applicability
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the Basic Documents; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the Basic Documents.	N/A
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the Basic Documents and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the Basic Documents; (B) provide information calculated in accordance with the terms specified in the Basic Documents; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of student loans serviced by the Servicer.	N/A
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the Basic Documents.	N/A
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the Basic Documents.	N/A
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	N/A
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on student loans is maintained as required by the Basic Documents or related student loan documents.	
1122(d)(4)(ii)	Student loan and related documents are safeguarded as required by the Basic Documents	
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the Basic Documents.	N/A
1122(d)(4)(iv)	Payments on student loans, including any payoffs, made in accordance with the related student loan documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the Basic Documents, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related student loan documents.	
1122(d)(4)(v)	The Servicer's records regarding the student loans agree with the Servicer's	

Reference	Criteria	Applicability
	records with respect to an obligor's unpaid principal balance.	
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's student loans (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the Basic Documents and related pool asset documents.	
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the Basic Documents.	
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a student loan is delinquent in accordance with the Basic Documents. Such records are maintained on at least a monthly basis, or such other period specified in the Basic Documents, and describe the entity's activities in monitoring delinquent student loans including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for student loans with variable rates are computed based on the related student loan documents.	
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's student loan documents, on at least an annual basis, or such other period specified in the Basic Documents; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable student loan documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related student loans, or such other number of days specified in the Basic Documents.	
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the Basic Documents.	
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the Basic Documents.	
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the Basic Documents.	
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the Basic Documents.	N/A

Navient Solutions, Inc., as Servicer

Date: _____

By: _____
    Name:
    Title:

[FORM OF] NAVIENT STUDENT LOAN TRUST 20[__]-[_]

ADMINISTRATION AGREEMENT

Dated as of [_____ __], 20[__]

Among

NAVIENT FUNDING, LLC

NAVIENT STUDENT LOAN TRUST 20[__]-[_]

NAVIENT SOLUTIONS, INC.
as Administrator and as Servicer

and

[_____],

as Indenture Trustee and as Eligible Lender Trustee

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

ADMINISTRATION AGREEMENT

Navient Student Loan Trust 20[__]-[_] Administration Agreement, dated as of [_____ __], 20[__] (this "***Agreement***"), among Navient Funding, LLC (the "***Depositor***"), Navient Student Loan Trust 20[__]-[_] (the "***Issuer***" or "***Trust***"), [_____], not in its individual capacity but solely in its capacity as indenture trustee (in such capacity, the "***Indenture Trustee***") and in its capacity as eligible lender trustee (in such capacity, the "***Eligible Lender Trustee***"), Navient Solutions, Inc., not in its individual capacity but in its capacity as servicer (in such capacity, the "***Servicer***"), and Navient Solutions, Inc., not in its individual capacity but solely in its capacity as administrator (in such capacity, the "***Administrator***").

RECITALS

WHEREAS, the Issuer (a) is issuing (i) [three] classes of its Student Loan-Backed Notes (collectively, the "***Notes***") pursuant to an Indenture, dated as of [_____ __], 20[__] (the "***Indenture***"), among the Issuer, the Indenture Trustee and the Eligible Lender Trustee, and (ii) [the RC Certificate (the "RC Certificate") pursuant to the Trust Agreement, dated as of [____ __], 20[__], between the Depositor and [_____], not in its individual capacity but solely as owner trustee (in such capacity, the "***Owner Trustee***"), pursuant to which the Issuer was established on [____ __], 20[__], as amended and restated by the Amended and Restated Trust Agreement, dated as of [_____ __], 20[__] (the "***Trust Agreement***"), among the Depositor, the Owner Trustee and the Indenture Trustee, and (iii)] an Excess Distribution Certificate (the "Excess Distribution Certificate") pursuant to the Trust Agreement, and (b) will not issue any other classes of notes or certificates;

WHEREAS, the Issuer has entered into certain agreements in connection with the issuance of the Notes[, the RC Certificate] and the Excess Distribution Certificate, including, inter alia, the Trust Agreement, the Servicing Agreement, the Sale Agreement and the Indenture;

WHEREAS, pursuant to certain Basic Documents, the Issuer and the Eligible Lender Trustee are required to perform certain duties in connection with (a) the Notes and the Collateral therefor pledged pursuant to the Indenture[,] [and] (b) [the RC Certificate issued pursuant to the Trust Agreement and (c)] the Excess Distribution Certificate issued pursuant to the Trust Agreement;

WHEREAS, the Issuer and the Eligible Lender Trustee desire to have the Administrator and the Servicer perform certain of the duties of the Issuer and the Eligible Lender Trustee referred to in the preceding clause, and to provide such additional services consistent with the terms of this Agreement and the other Basic Documents as the Issuer and the Eligible Lender Trustee may from time to time request;

WHEREAS, the Administrator and the Servicer have the capacity to provide the services required hereby and are willing to perform such services for the Issuer and the Eligible Lender Trustee on the terms set forth herein; and

WHEREAS, in connection with the issuance of the Notes, the parties desire to agree to certain other provisions relating to dispute resolution, regarding breaches of certain representations and warranties, and to investor communications;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Depositor, the Issuer, the Eligible Lender Trustee, the Indenture Trustee, the Servicer, and the Administrator, hereby agree as follows:

ARTICLE I

Section 1.1   <u>Definitions and Usage</u>.

Except as otherwise specified herein or as the context may otherwise require, capitalized terms used but not otherwise defined herein are defined in Appendix A to the Indenture which also contains rules as to usage that shall be applicable herein.

ARTICLE II

Section 2.1   <u>Duties with Respect to the Indenture</u>.

The Administrator agrees to consult with the Eligible Lender Trustee and the Owner Trustee, as applicable, regarding the duties of the Issuer under the Indenture and the Depository Agreement. The Administrator shall monitor the performance of the Issuer and shall advise the Eligible Lender Trustee and the Owner Trustee, as applicable, when action is necessary to comply with the Issuer's duties under the Indenture and the Depository Agreement. The Administrator shall prepare for execution by the Issuer or shall cause the preparation by other appropriate Persons of all such documents, reports, filings, instruments, certificates and opinions as it shall be the duty of the Issuer to prepare, file or deliver pursuant to the Indenture and the Depository Agreement. In furtherance of the foregoing, the Administrator shall take the actions with respect to the following matters that it is the duty of the Issuer or the Indenture Trustee to take pursuant to the Indenture:

(a)   preparing or obtaining the documents and instruments required for authentication of the Notes and delivering the same to the Indenture Trustee (Section 2.2 of the Indenture);

(b)   preparing, obtaining or filing the instruments, opinions and certificates and other documents required for the release of Collateral (Section 2.9 of the Indenture);

(c)   obtaining and preserving the Issuer's qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of the Indenture, the Notes, the Collateral and each other instrument and agreement included in the Indenture Trust Estate (Section 3.4 of the Indenture);

(d)   preparing and filing all supplements, amendments, financing statements, continuation statements, instruments of further assurance and other instruments, in accordance with Section 3.5 of the Indenture, necessary to protect the Indenture Trust Estate (Section 3.5 of the Indenture);

(e)   delivering the Opinion of Counsel on the Closing Date and the annual delivery of Opinions of Counsel, in accordance with Section 3.6 of the Indenture, as to the Indenture Trust Estate, and the annual delivery of the Officers' Certificate of the Issuer and certain other statements, in accordance with Section 3.9 of the Indenture, as to compliance with the Indenture (Sections 3.6 and 3.9 of the Indenture);

(f)   in the event of a Servicer Default, taking all reasonable steps available to enforce the Issuer's rights under the Basic Documents in respect of such Servicer Default (Section 3.7(d) of the Indenture);

(g)   preparing and obtaining the documents and instruments required for the release of the Issuer from its obligations under the Indenture (Section 3.10 of the Indenture);

(h)   monitoring the Issuer's obligations as to the satisfaction and discharge of the Indenture and preparing an Officers' Certificate of the Issuer and obtaining the Opinion of Counsel and the Independent Certificate relating thereto (Section 4.1 of the Indenture);

(i)   selling the Indenture Trust Estate in a commercially reasonable manner if an Event of Default resulting in a non-rescindable, non-waivable acceleration of the Notes has occurred and is continuing (Section 5.4 of the Indenture);

(j)   preparing and, after execution by the Issuer, the Administrator or the Servicer, as required, filing with the Commission, any applicable State agencies and the Indenture Trustee documents required to be filed on a periodic basis with, and summaries thereof as may be required by rules and regulations prescribed by, the Commission and any applicable State agencies (Section 7.3 of the Indenture);

(k)   opening of one or more accounts in the Issuer's name [(including any Custody Accounts required in connection with each Swap Agreement and any interest rate cap agreement)], preparing Issuer Orders and Officers' Certificates of the Issuer, obtaining Opinions of Counsel and all other actions necessary with respect to investment and reinvestment of funds in the Trust Accounts (Sections 8.2 and 8.3 of the Indenture);

(l)   preparing an Issuer Request and Officers' Certificate of the Issuer and obtaining an Opinion of Counsel and Independent Certificates, if necessary, for the release of the Indenture Trust Estate (Sections 8.4 and 8.5 of the Indenture);

(m)   preparing Issuer Orders and obtaining Opinions of Counsel with respect to the execution of supplemental indentures (Sections 9.1, 9.2 and 9.3 of the Indenture);

(n)   preparing the documents and instruments required for the execution and authentication of new Notes conforming to any supplemental indenture and delivering of the same to the Owner Trustee and the Indenture Trustee, respectively (Section 9.6 of the Indenture);

(o)   preparing all Officers' Certificates of the Issuer and obtaining any Independent Certificates and/or Opinions of Counsel with respect to any requests by the Issuer to the Indenture Trustee to take any action under the Indenture (Section 11.1(a) of the Indenture);

(p)   preparing and delivering Officers' Certificates of the Issuer and obtaining any Independent Certificates, if necessary, for the release of property from the lien of the Indenture (Section 11.1(b) of the Indenture);

(q)   preparing and delivering to Noteholders and the Indenture Trustee any agreements with respect to alternate payment and notice provisions (Section 11.6 of the Indenture);

(r)   [Reserved];

(s)   preparing, executing and delivering on behalf of the Trust (and the Eligible Lender Trustee on behalf of the Trust) and on behalf of any interim eligible lender trustee on behalf of any purchaser, seller or the depositor, as applicable, any Bills of Sale (including Bills of Sale required to evidence the transfer of any repurchased Trust Student Loans) and Additional Purchase Agreements required to be delivered under the terms of any Purchase Agreement including during the Supplemental Purchase Period, preparing and delivering, on behalf of the Trust (and the Eligible Lender Trustee on behalf of the Trust) and on behalf of any interim eligible lender trustee on behalf of any purchaser, seller or the depositor, as applicable, all required documentation to evidence the purchase by the Trust of any Additional Trust Student Loans (or the repurchase of any Trust Student Loan by any party consistent with the terms of the Basic Documents);

(t)   recording the Indenture, if applicable (Section 11.15 of the Indenture);

(u)   [undertaking all obligations required to be performed by the Administrator, including, without limitation, preparing and delivering all notices, communications, information and calculations (including calculations of the notional amounts) under each Swap Agreement;]

(v)   [on the Closing Date, directing the Owner Trustee to enter into each Swap Agreement (not in its individual capacity, but solely on behalf of the Trust) with the related Swap Counterparty;]

(w)   [Reserved];

(x)   [Reserved];

(y)   [Reserved];

(z)   calculating on each Distribution Date, the Principal Distribution Amount and any applicable Specified Reserve Account Balance;

(aa)   calculating on or before each Distribution Date, as applicable, any amounts to be deposited in, or withdrawn from, each Trust Account;

(bb)   from time to time during the Supplemental Purchase Period, instructing the Indenture Trustee to withdraw funds from the Supplemental Purchase Account to be used for the purchase of the related Additional Trust Student Loans;

(cc)   preparing and delivering, on behalf of the Trust, all required documentation to evidence the purchase by the Trust of any Additional Trust Student Loans;

(dd)   [Reserved];

(ee)   on the Business Day immediately following the end of the Supplemental Purchase Period, instructing the Indenture Trustee to transfer all sums remaining on deposit in the Supplemental Purchase Account to the Collection Account;

(ff)   [Reserved];

(gg)   [Reserved];

(hh)   on or before the second Business Day immediately preceding each Distribution Date, calculating all amounts to be deposited into and withdrawn from the Floor Income Rebate Account;

(ii)   [Reserved];

(jj)   from time to time, directing the Owner Trustee in writing, not in its individual capacity, but solely on behalf of the Issuer, to enter into one or more agreements representing Eligible Repurchase Obligations, with an Eligible Repo Counterparty;

(kk)   [from time to time, directing the Owner Trustee in writing, not in its individual capacity, but solely on behalf of the Issuer, and subject to the Rating Agency Condition, to enter into one or more interest rate cap agreements with one or more cap counterparties to hedge some or all of the interest rate risk of the Notes; provided, however, that if any upfront payment or other payment is to be made to the cap counterparties with respect to any such interest rate cap agreement, such amounts will be payable only out of funds otherwise available to be paid to the Excess Distribution Certificateholder pursuant to Section 2.8(n) hereof;]

(ll)   [from time to time, hiring or appointing a broker to obtain a Replacement Transaction, according to the terms of each Swap Agreement, and using, to the extent required thereof, any Swap Termination Payments received upon the occurrence of any Swap Termination Event or Event of Default under the related Swap Agreement in order to obtain such Replacement Transaction (Section 3.7(i) of the Indenture); and]

(mm)   [exercising on any applicable valuation date the Issuer's right under the related Swap Agreement to demand delivery of any credit support amount, authorizing the release of any posted collateral to the extent no longer required under such Swap Agreement, verifying the calculation of any exposure, credit support amount and the value of posted collateral and giving written notice to the Issuer of any credit support amount (Section 3.1A of the Indenture).]

Section 2.2   Duties with Respect to the Issuer.

(a)   In addition to the duties of the Administrator set forth above and in the other Basic Documents, the Administrator shall perform such calculations (including calculating on each LIBOR Determination Date the applicable rate of interest for the related class of Notes (if applicable) for the applicable Accrual Period) and shall prepare for execution by the Issuer, the Owner Trustee or the Eligible Lender Trustee or shall cause the preparation by other appropriate Persons of all such documents, reports (including the reporting of the amount of original issue discount, if any, to the Indenture Trustee), filings, instruments, certificates, opinions and notices as it shall be the duty of the Issuer, the Owner Trustee, the Eligible Lender Trustee or the

Administrator to prepare, file or deliver pursuant to the Basic Documents including any additional Bills of Sale and Additional Purchase Agreements, and at the request of the Issuer or the Eligible Lender Trustee, as applicable, shall take all appropriate action that it is the duty of the Issuer to take pursuant to the Basic Documents. Subject to Section 8.1 below, and in accordance with the directions of the Issuer or the Eligible Lender Trustee, as applicable, the Administrator shall administer, perform or supervise the performance of such other activities in connection with the Collateral (including the Basic Documents) as are not covered by any of the foregoing provisions and as are expressly requested by the Issuer or the Eligible Lender Trustee, as applicable, and are reasonably within the capability of the Administrator. The Administrator, on behalf of the Issuer, shall calculate and pay any rebates properly payable to the Department. In addition, the Administrator shall perform all the actions that the Owner Trustee is authorized and directed to undertake on behalf of the Issuer under the Basic Documents (including without limitation those actions specifically set forth in Section 6.1 of the Trust Agreement).

(b)   The Administrator shall be responsible for performance of the duties of the Owner Trustee set forth in Section 5.4 of the Trust Agreement and the Administrator shall be entitled to hire an Independent accounting firm to perform the duties described therein, the reasonable fees and expenses of which shall be paid by the Depositor [or the RC Certificateholder] or the Excess Distribution Certificateholder, [as applicable,] if [the RC Certificate or] the Excess Distribution Certificate[, as applicable,] is not then held by the Depositor; provided, however, that the Owner Trustee (or the Certificate Paying Agent acting on its behalf) shall retain responsibility for the distribution of the Schedule K-1s necessary to enable each Excess Distribution Certificateholder [and the RC Certificateholder] to prepare their respective federal and state income tax returns.

(c)   The Administrator shall perform the duties of the Administrator specified in Section 10.2 of the Trust Agreement required to be performed in connection with the resignation or removal of the Owner Trustee, and any other duties expressly required to be performed by the Administrator under the Trust Agreement and the other Basic Documents.

(d)   The Administrator shall be responsible for preparing and delivering, on behalf of the Issuer, (i) all notices required by any Clearing Agency or stock exchange upon which the Notes are then listed and (ii) any information required to effectuate the listing of the Notes on a stock exchange of international standing and, if applicable, the transfer of the listing of the Notes to an alternative stock exchange of international standing.

(e)   [The Administrator shall perform the notice obligations in the event of default, a Swap Termination Event or a failure to pay in full any amount due by a Swap Counterparty specified in the related Swap Agreement. The Administrator shall also provide written notice to the Rating Agencies in the event that any Swap Counterparty's rating is withdrawn, downgraded below "[__]", "[__]" or "[__]" by [___], "[__]" or "[__]" by [___] or "[__]" or if [___] is then a Rating Agency, "[__]" by [___], or put on watch for downgrade at a time when any Swap Counterparty's rating is at such levels.]

(f)   In carrying out the foregoing duties or any of its other obligations under this Agreement, the Administrator may enter into transactions with or otherwise deal with any of its Affiliates; provided, however, that the terms of any such transactions or dealings shall be, in the

Administrator's opinion, no less favorable to the Issuer than would be available from unaffiliated parties.

(g)   The Issuer hereby grants a power of attorney and all necessary authorization to the Administrator to submit and file with the Commission any Form 15 or similar document required by the Commission to suspend the Issuer's duty to file reports under Sections 13 and 15(d) of the Exchange Act.

(h)   [The Administrator shall be responsible for performance of the duties of the Depositor set forth in Section 3.3(k) of the Trust Agreement regarding the RC Certificate.]

Section 2.3   Establishment of Trust Accounts.

(a)   On the Closing Date and at such other times as specified herein, the Administrator shall establish the following Eligible Deposit Accounts as more fully described below:

(i)   a "Collection Account";

(ii)   a "Reserve Account";

(iii)   [a "Capitalized Interest Account";]

(iv)   a "Supplemental Purchase Account";

(v)   [Reserved];

(vi)   [Reserved];

(vii)   [Reserved];

(viii)   a "Floor Income Rebate Account"; and

(ix)   [Reserved].

(b)   Funds on deposit in each account specified in Section 2.3(a) above (collectively, the "*Trust Accounts*") shall be invested by the Indenture Trustee (or any custodian or designated agent with respect to any amounts on deposit in such accounts) in Eligible Investments (including Eligible Investments of the Indenture Trustee) pursuant to written instructions by the Administrator; provided, however, it is understood and agreed that the Indenture Trustee shall not be liable for the selection of, or any loss arising from such investment in, Eligible Investments. All such Eligible Investments shall be held by (or by any custodian on behalf of) the Indenture Trustee for the benefit of the Issuer; provided that:

(i)   on or before the Business Day preceding each Distribution Date (or on or before that Distribution Date, in the case of investments in money market accounts), all interest and other investment income (net of losses and investment expenses) on funds on deposit in each Trust Account shall be deposited into the Collection Account and shall be included as a part of Available Funds for such Distribution Date; and

(ii)   [Reserved].

Other than as described in the following proviso or as otherwise permitted by the Rating Agencies then rating the Notes, funds on deposit in the Trust Accounts shall only be invested in Eligible Investments that will mature so that such funds will be available at the close of business on the Business Day preceding the following Distribution Date; provided,

(W) that funds on deposit in the Supplemental Purchase Account, if invested, shall be invested only in Eligible Investments that are scheduled to mature (or with respect to Eligible Investments under clause (g) of the definition of "Eligible Investments" are expected to mature) on or before the end of the Supplemental Purchase Period;

(X) [Reserved];

(Y) [Reserved]; and

(Z) [Reserved].

(c)   The Issuer pledged to the Indenture Trustee all of its respective right, title and interest in all funds on deposit from time to time in the Trust Accounts and in all proceeds thereof (including all income thereon) and all such funds, investments, proceeds and income shall be part of the Trust Estate. Subject to the Administrator's power to instruct the Indenture Trustee pursuant to Section 2.3(b) above and Section 2.3(e) below, the Trust Accounts shall be under the sole dominion and control of the Indenture Trustee for the benefit of the Noteholders and the Issuer. If, at any time, any Trust Account ceases to be an Eligible Deposit Account, the Indenture Trustee (or the Administrator on its behalf) agrees, by its acceptance hereto, that it shall within 10 Business Days (or such longer period, not to exceed 30 calendar days, as to which each Rating Agency then rating the Notes may consent) establish a new Trust Account as an Eligible Deposit Account and shall transfer any cash and/or any investments to such new Trust Account. In connection with the foregoing, the Administrator agrees that, in the event that any of the Trust Accounts are not accounts with the Indenture Trustee, the Administrator shall notify the Indenture Trustee in writing promptly upon any of such Trust Accounts ceasing to be an Eligible Deposit Account.

(d)   With respect to the Trust Account Property, the Indenture Trustee agrees, by its acceptance hereof, that:

(i)   any Trust Account Property that is held in deposit accounts shall be held solely in Eligible Deposit Accounts, subject to the last sentence of Section 2.3(c) and, subject to Section 2.3(b), each such Eligible Deposit Account shall be subject to the exclusive custody and control of the Indenture Trustee, and the Indenture Trustee shall have sole signature authority with respect thereto;

(ii)   any Trust Account Property that constitutes Physical Property shall be Delivered to the Indenture Trustee in accordance with paragraph (a) of the definition of "Delivery" and shall be held, pending maturity or disposition, solely by the Indenture Trustee or a securities intermediary (as such term is defined in Section 8-102(14) of the UCC) acting solely for the Indenture Trustee;

(iii) any Trust Account Property that is a book-entry security held through the Federal Reserve System pursuant to federal book-entry regulations shall be Delivered in accordance with paragraph (b) of the definition of "Delivery" and shall be maintained by the Indenture Trustee, pending maturity or disposition, through continuous book-entry registration of such Trust Account Property as described in such paragraph; and

(iv) any Trust Account Property that is an "uncertificated security" under Article 8 of the UCC and that is not governed by clause (iii) above shall be Delivered to the Indenture Trustee in accordance with paragraph (c) of the definition of "Delivery" and shall be maintained by the Indenture Trustee, pending maturity or disposition, through continued registration of the Indenture Trustee's (or its nominee's) ownership of such security.

Notwithstanding anything to the contrary set forth in this Section 2.3(d), the Indenture Trustee shall have no liability or obligation in respect of any failed Delivery, as contemplated herein, other than with respect to a Delivery which fails as a result of any action or inaction on behalf of the Indenture Trustee.

(e) The Administrator shall have the power, revocable for cause or upon the occurrence and during the continuance of an Administrator Default by the Indenture Trustee or by the Issuer with the consent of the Indenture Trustee, to instruct the Indenture Trustee to make withdrawals and payments from the Trust Accounts for the purpose of permitting the Servicer, the Administrator, the Eligible Lender Trustee or the Issuer to carry out its respective duties hereunder or in the relevant Basic Document, or permitting the Indenture Trustee to carry out its duties under the Indenture.

(f) On the Closing Date, the Administrator, for the benefit of the Noteholders and the Trust, shall establish and maintain in the name of the Indenture Trustee an Eligible Deposit Account (the "*Collection Account*"), bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Trust. The Collection Account will initially be established as a segregated trust account in the name of the Indenture Trustee with the corporate trust department of [_____]. On the Closing Date, the Administrator shall cause the Trust to deposit the Collection Account Initial Deposit into the Collection Account, which amount will be subject to adjustment to reflect any adjustments to the Supplemental Purchase Account Initial Deposit made in accordance with Section 2.3(k) hereof.

(g) On the Closing Date, the Administrator, for the benefit of the Noteholders and the Trust, shall establish and maintain in the name of the Indenture Trustee an Eligible Deposit Account (the "***Reserve Account***"), bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Trust. The Reserve Account will initially be established as a segregated trust account in the name of the Indenture Trustee with the corporate trust department of [_____]. On the Closing Date, the Administrator shall cause the Trust to deposit the Reserve Account Initial Deposit into the Reserve Account.

(h) [Reserved].

(i) [Reserved].

(j) [Reserved].

(k) On the Closing Date, the Administrator, for the benefit of the Noteholders and the Trust, shall establish and maintain in the name of the Indenture Trustee an Eligible Deposit Account (the "***Supplemental Purchase Account***"), bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Trust. The Supplemental Purchase Account will initially be established as a segregated trust account in the name of the Indenture Trustee with the corporate trust department of [_____] On the Closing Date, the Administrator shall cause the Trust to deposit the Supplemental Purchase Account Initial Deposit into the Supplemental Purchase Account. The Supplemental Purchase Account Initial Deposit made on the Closing Date will be calculated using the Initial Cutoff Date Pool Balance and is expected to be greater than the required deposit. Following receipt of the initial servicing report from the Servicer and calculation of the actual Pool Balance as of the Closing Date, any funds on deposit in the Supplemental Purchase Account in excess of the required deposit amount (resulting from the use of the Initial Cutoff Date Pool Balance, which amount will be revised after receipt of the initial servicing report) will be distributed directly to the Depositor.

(l) [On the Closing Date, the Administrator, for the benefit of the Noteholders and the Trust, shall establish and maintain in the name of the Indenture Trustee an Eligible Deposit Account (the "***Capitalized Interest Account***"), bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Trust. The Capitalized Interest Account will initially be established as a segregated trust account in the name of the Indenture Trustee with the corporate trust department of [_____]. On the Closing Date, the Administrator shall cause the Trust to deposit the Capital Interest Account Initial Deposit into the Capitalized Interest Account.]

(m) [Reserved].

(n) On the Closing Date, the Administrator, for the benefit of the Noteholders and the Trust, shall establish and maintain in the name of the Indenture Trustee an Eligible Deposit Account (the "***Floor Income Rebate Account***"), bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Trust. The Floor Income Rebate Account will initially be established as a segregated trust account in the name of the Indenture Trustee with the corporate trust department of [_____]

(o) [Reserved].

Section 2.4   Collections; Collection Account.

The Servicer shall remit within two Business Days of receipt thereof to the Collection Account all payments by or on behalf of the Obligors with respect to the Trust Student Loans (other than Purchased Student Loans), and all Liquidation Proceeds, both as collected during the Collection Period, and the Eligible Lender Trustee shall remit within two Business Days of receipt thereof to the Collection Account any Interest Subsidy Payments and Special Allowance Payments received by the Eligible Lender Trustee with respect to the Trust Student Loans during the Collection Period.

Section 2.5   Application of Collections.

(a)   With respect to each Trust Student Loan, all collections (including all Guarantee Payments) with respect thereto for each Collection Period shall be applied to fees, interest and principal on such Trust Student Loan by the Servicer in accordance with its customary practice.

(b)   All Liquidation Proceeds shall be applied to the related Trust Student Loan.

Section 2.6   Additional Deposits.

(a)   The Servicer shall deposit or cause to be deposited in the Collection Account the aggregate purchase price with respect to Purchased Student Loans as determined pursuant to Section 3.5 of the Servicing Agreement and all other amounts to be paid by the Servicer under Section 3.5 of the Servicing Agreement on or before the third Business Day before the related Distribution Date; and the Depositor shall deposit or cause to be deposited in the Collection Account the aggregate Purchase Amount with respect to the Purchased Student Loans and all other amounts to be paid by the applicable Seller to the Depositor under Section 6 of the related Purchase Agreement and/or any applicable Additional Purchase Agreement when such amounts are due.

(b)   In the event the Trust Student Loans are sold pursuant to Section 4.4 of the Indenture, on the third Business Day before the related Distribution Date, the Indenture Trustee shall deposit or cause to be deposited in the Collection Account the proceeds of such sale.

(c)   [The Administrator shall deposit all payments received by the Issuer from each Swap Counterparty during the Collection Period into the Collection Account.]

(d)   On the Business Day immediately following the end of the Supplemental Purchase Period, the Administrator shall instruct the Indenture Trustee to, and the Indenture Trustee shall, transfer all amounts remaining on deposit in the Supplemental Purchase Account into the Collection Account.

Section 2.7   Distributions.

(a)   On or before the second Business Day immediately preceding each Distribution Date, the Administrator shall calculate all amounts required to be deposited into the Collection Account from the Trust Accounts, as applicable, including the amount of all Investment Earnings to be transferred from the Trust Accounts to the Collection Account, and the amount to be distributed from the Collection Account as Available Funds and pursuant to paragraph (a)(2) of the definition of Available Funds on the related Distribution Date. In addition to and in furtherance of the foregoing, the Administrator shall:

(i)   calculate all amounts required to be deposited into the Collection Account from the Reserve Account on or before the Business Day immediately preceding each Distribution Date [and calculate the amount, if any, required to be transferred into the Collection Account from the Capitalized Interest Account on or before the second Business Day immediately preceding each of the [____] 20[__] Distribution Date and the [____] 20[__] Distribution Date;]

Administration Agreement   11

(ii)   calculate all Investment Earnings to be transferred from the Trust Accounts to the Collection Account on the first Business Day of each month;

(iii)   [Reserved];

(iv)   [Reserved];

(v)   calculate all Investment Earnings to be transferred from the Trust Accounts to the Collection Account on or before the Business Day immediately preceding each Distribution Date, as applicable;

(vi)   [Reserved];

(vii)   [Reserved];

(viii)   calculate all amounts to be deposited into and withdrawn from the Floor Income Rebate Account on each Distribution Date;

(ix)   [Reserved];

(x)   calculate the amount, if any, required to be transferred into the Collection Account from the Supplemental Purchase Account on or before the Business Day immediately following the end of the Supplemental Purchase Period; and

(xi)   [Reserved].

(b)   [Reserved].

(c)   The Administrator shall instruct the Indenture Trustee in writing no later than one (1) Business Day preceding each Distribution Date (based on the information contained in the Administrator's Certificate and the related Servicer's Report delivered pursuant to Sections 3.1(a) and 3.1(c) below) to make the deposits and distributions set forth in Section 2.8 with respect to the Notes to the Persons or to the account specified below by 1:00 p.m. (New York time) on such Distribution Date (provided that funds are not required to be distributed pursuant to Section 5.4(b) of the Indenture). These deposits and distributions will be made to the extent of the amount of Available Funds for that Distribution Date in the Collection Account including:

(i)   amounts transferred from the Reserve Account pursuant to Section 2.9 below,

(ii)   [Reserved],

(iii)   [through the Distribution Date in [_____] 20[__], amounts transferred from the Capitalized Interest Account pursuant to Section 2.10(a) with respect to Section 2.8(a), (b), (c) and (d) below,]

(iv)   as applicable, amounts on deposit in, or transferred from, the Supplemental Purchase Account,

(v)   amounts transferred from the Floor Income Rebate Account pursuant to Section 2.10(g) below, and

(vi)   [Reserved].

(d)   The amount of Available Funds in the Collection Account for each Distribution Date will be distributed pursuant to the priority of distributions set forth under Section 2.8 below. The Indenture Trustee shall comply with such instructions received by the Administrator.

(e)   The Administrator shall instruct the Indenture Trustee in writing no later than one Business Day preceding each Distribution Date to make the payments pursuant to paragraph (a)(2) of the definition of Available Funds.

(f)   The Administrator shall facilitate the reimbursement to the Servicer for any Servicer advances consistent with the terms set forth in Section 3.2(E) of the Servicing Agreement.

Section 2.8   Priority of Distributions. **[DISTRIBUTION PRIORITIES WILL REFLECT EACH SPECIFIC TRUST'S REQUIRED CASH FLOW ALLOCATIONS].**   On each Distribution Date, the Indenture Trustee shall first make the payments in sub-clause (z) below and then shall make the following deposits and distributions in the amounts and in the order of priority set forth below:

(a)   to the Servicer, the Primary Servicing Fee due on that Distribution Date;

(b)   sequentially in this order (i) to the Administrator, the Administration Fee due on that Distribution Date and all prior unpaid Administration Fees, then (ii) subject to the Annual ARR Fee Cap, to the Asset Representations Reviewer, the amount of all fees then due and payable to the Asset Representations Reviewer on such Distribution Date under Section 2.16A of the Asset Representations Review Agreement, then (iii) subject to the Annual ARR Fee Cap, to the Asset Representations Reviewer, the amount of all fees and expenses then due and payable with respect to any ongoing or completed asset representations review on such Distribution Date under Section 2.16B of the Asset Representations Review Agreement;

(c)   [pro rata, based on the aggregate principal balance of the Class A Notes and the amount of any Swap Termination Payments due and payable by the Issuer to a Swap Counterparty under this clause (c):]

(i)   to the Class A Noteholders, the Class A Noteholders' Interest Distribution Amount, pro rata based on amounts payable as Class A Noteholders' Interest Distribution Amount;

(ii)   [to each Swap Counterparty, the amount of any Swap Termination Payments due to a Swap Counterparty under the related Swap Agreement due to a payment default by the Issuer or the insolvency of the Issuer; provided, that if any amounts allocable to the Notes are not needed to pay the Class A Noteholders' Interest Distribution Amount and Class B Noteholders' Interest Distribution Amount as of such Distribution Date, such amounts shall be applied to pay the portion, if any, of any Swap Termination Payments referred to above remaining unpaid]; and

(iii)   to each Swap Counterparty, any Swap Payments payable by the Issuer to such Swap Counterparty by the Issuer under the related Swap Agreement for such Distribution Date;]

(d)   to the Class B Noteholders, the Class B Noteholders' Interest Distribution Amount;

(e)   to the Reserve Account, the amount, if any, necessary to reinstate the balance of the Reserve Account to the Specified Reserve Account Balance;

(f)   to the Class A-1 Noteholders and the Class A-2 Noteholders, sequentially, in that order, until the principal balance of each such class is paid in full, the Class A Noteholders' Principal Distribution Amount;

(g)   to the Class B Noteholders, until the principal balance of such class is paid in full, the Class B Noteholders' Principal Distribution Amount;

(h)   [on or after the Distribution Date occurring in _____ 20__, first, to the Class A-1 Noteholders, second, to the Class A-2 Noteholders and third, to the Class B Noteholders, any remaining amounts after application of the preceding clauses, until the principal balance of each such class is paid in full;]

(i)   to the Asset Representations Reviewer, the Indenture Trustee, the Eligible Lender Trustee and the Owner Trustee, pro rata, based on amounts due, any unpaid fees, expenses and indemnities due under Section 6.7 of the Indenture, Article VI of the Eligible Lender Trust Agreement, Sections 2.16A and 2.16B of the Asset Representations Review Agreement, or Sections 8.1 and 8.3 of the Trust Agreement, as applicable, including, without limitation, any indemnity amounts, to the extent such amounts have not been paid by the Administrator or paid pursuant to sub-clause (z) below or accrued but unpaid amounts owed to the asset representations reviewer pursuant to clauses (b)(ii) and (b)(iii) above;

(j)   to the Servicer, the aggregate unpaid amount of the Carryover Servicing Fee, if any;

(k)   [to each Swap Counterparty, the amount of any Swap Termination Payments owed by the Issuer to such Swap Counterparty under the related Swap Agreement and not payable in clause (c)(2) above;]

(l)   in the event the Trust Student Loans are not sold pursuant to Section 6.1(a) below or Section 4.4 of the Indenture, on each subsequent Distribution Date, an accelerated payment of principal shall be paid, first, to the Class A-1 Noteholders until the Outstanding Amount of the Class A-1 Notes is paid in full and reduced to zero, second, to the Class A-2 Noteholders until the Outstanding Amount of the Class A-2 Notes is paid in full and reduced to zero, and third, to the Class B Noteholders until the Outstanding Amount of the Class B Notes is paid in full and reduced to zero, as set forth in Section 2.8 above; provided that the amount of such distribution shall not exceed the Outstanding Amount of the Class A Notes or the Class B Notes, as applicable, after giving effect to all other payments in respect of principal of the Class A Notes and the Class B Notes to be made on such Distribution Date; [and]

(m)   [after the aggregate Outstanding Amount of the Notes has been reduced to zero, to the RC Certificateholder, until the outstanding RC Principal Balance thereof has been reduced to zero, any remaining amounts after application of the preceding clauses;]

(n)   to the Excess Distribution Certificateholder, any remaining amounts after application of the preceding clauses.

Notwithstanding the foregoing:

(x)   If (i) on any Distribution Date following distributions under clauses 2.8(a) through 2.8(f) above to be made on such Distribution Date, the Outstanding Amount of the Class A Notes would be in *excess of* (A) the sum of (1) the outstanding principal balance of the Trust Student Loans, (2) any accrued but unpaid interest on the Trust Student Loans as of the last day of the related Collection Period, [(3)] [Capitalized Interest,] and [(4)] the balance of the Reserve Account on such Distribution Date following those distributions required to be made under clauses 2.8(a) through 2.8(f) above, *minus* (B) the Specified Reserve Account Balance for that Distribution Date, or (ii) an Event of Default affecting the Class A Notes has occurred and is continuing, then, until the conditions described in (i) or (ii) no longer exist, amounts on deposit in the Collection Account and the Reserve Account shall be applied on such Distribution Date to the payment of the Class A Noteholders' Distribution Amount before any amounts are applied to the payment of the Class B Noteholders' Distribution Amount;

(y)   [Pursuant to Section 3.3(a)(2) of the Trust Agreement, the RC Certificate will be issued on the Closing Date with an outstanding principal balance equal to the Initial RC Principal Balance. On each Determination Date, the Administrator will determine the amount of Realized Losses for such Distribution Date and reduce the outstanding principal balance of the RC Certificate (the "RC Principal Balance") by the amount of such Realized Losses. On each Distribution Date the RC Principal Balance shall be equal to the Initial RC Principal Balance as reduced by the aggregate amount of all Realized Losses that have been allocated to the RC Certificate on each prior Distribution Date, but not less than zero. On any Determination Date on or after which the RC Principal Balance has been reduced to zero, no further Realized Losses shall be allocated to the RC Certificate;][Reserved;] and

(z)   In the event the Depositor or the Administrator has failed to pay to the Indenture Trustee, the Eligible Lender Trustee or the Owner Trustee any fees and expenses (including without limitation any indemnity amounts) owed to such parties under Section 6.7 of the Indenture, Sections 8.1 or 8.3 of the Trust Agreement, [Article VI of the Eligible Lender Trust Agreement] or Section 4.2(g) of this Agreement, as applicable, the Indenture Trustee shall be entitled to reimburse itself, the Eligible Lender Trustee and the Owner Trustee for such amounts prior to making any payments under Section 2.8(a) through Section 2.8(n) above;

provided that such amounts shall be paid pro rata, based on amounts due, prior to other distributions of Available Funds and will not exceed the Annual Trustee Expense Cap.

Section 2.9   <u>Reserve Account</u>. On the Closing Date, the Issuer shall deposit the Reserve Account Initial Deposit into the Reserve Account.

(a)   In the event that the Primary Servicing Fee for any Distribution Date exceeds the amount distributed to the Servicer pursuant to Section 2.8(a) on such Distribution Date, the Administrator shall instruct the Indenture Trustee in writing to withdraw from the Reserve Account on such Distribution Date an amount equal to such deficiency, to the extent of funds available therein, and to distribute such amount to the Servicer; <u>provided</u>, <u>however</u>, that, except as provided in Section 2.9(h) below, amounts on deposit in the Reserve Account will not be available to cover any unpaid Carryover Servicing Fees to the Servicer.

(b)   In the event that Available Funds are insufficient to make the payments described under Sections 2.8(a) through 2.8(d) above on any Distribution Date [(after giving effect to required distributions from the Capitalized Interest Account)], the Administrator shall instruct the Indenture Trustee in writing to withdraw from the Reserve Account on each Distribution Date an amount equal to such deficiency, to the extent of funds available therein after giving effect to clause 2.9(a) above, and to distribute such amounts in the same order and priority as is set forth in Sections 2.8(a) through 2.8(d) above.

(c)   In the event that the Class A Noteholders' Principal Distribution Amount on the Note Final Maturity Date with respect to any class of Class A Notes exceeds the amount distributed to the holders of each such class of the Class A Notes pursuant to Sections 2.8(f) above on such date, the Administrator shall instruct the Indenture Trustee in writing to withdraw from the Reserve Account on such Note Final Maturity Date an amount equal to such excess, to the extent of funds available therein after giving effect to clauses 2.9(a) and 2.9(b) above, and to distribute such amount to the Class A Noteholders entitled thereto, in the same order and priority as set forth in Section 2.8(f) above.

(d)   In the event that the Class B Noteholders' Principal Distribution Amount on the Class B Maturity Date exceeds the amount distributed to the Class B Noteholders pursuant to Section 2.8(g) above on such date, the Administrator shall instruct the Indenture Trustee in writing to withdraw from the Reserve Account on the Class B Maturity Date an amount equal to such excess, to the extent of funds available therein after giving effect to clauses 2.9(a) through 2.9(c) above, and to distribute such amount to the Class B Noteholders entitled thereto, in the same order and priority as set forth in Section 2.8(g) above.

(e)   If, after giving effect to clauses 2.9(a) through 2.9(d) above, the amount on deposit in the Reserve Account on any Distribution Date (after giving effect to all deposits or withdrawals therefrom on such Distribution Date other than pursuant to this clause) is greater than the Specified Reserve Account Balance for such Distribution Date, the Administrator shall instruct the Indenture Trustee in writing to withdraw the amount on deposit in excess of the Specified Reserve Account Balance and deposit such amount into the Collection Account.

(f)   On the final Distribution Date upon termination of the Trust and following the payment in full of the Outstanding Amount of the Notes and of all other amounts (other than Carryover Servicing Fees, if applicable) owing or to be distributed hereunder or under the Indenture to Noteholders, the Servicer or the Administrator, as applicable, to the extent that Available Funds on such date are insufficient to make the following payments, amounts remaining in the Reserve Account shall be used to pay any Carryover Servicing Fees. [Neither the RC Certificateholder nor] [T][t]he Excess Distribution Certificateholder shall [not] be required, in any event, to refund any amounts properly distributed pursuant to this Section 2.9(f).

(g)   [Reserved].

(h)   Anything in this Section 2.9 to the contrary notwithstanding, if the market value of securities and cash in the Reserve Account is on any Distribution Date sufficient to pay the remaining principal amount of and interest accrued on the Notes, and to pay any unpaid Carryover Servicing Fee and Carryover Amounts, such amount will be so applied on such Distribution Date and the Administrator shall instruct the Indenture Trustee to make such payments.

(i)   Notwithstanding the foregoing, funds on deposit in the Reserve Account may be withdrawn by the Administrator at any time to pay any amounts owed to the Department in respect of any shortfalls in amounts on deposit in the Floor Income Rebate Account to be netted against Interest Subsidy Payments and/or Special Allowance Payments on the Trust Student Loans.

Section 2.10   Investment Earnings; Other Trust Accounts. The Administrator will instruct the Indenture Trustee to (1) withdraw all Investment Earnings, if any, on deposit in each existing Trust Account on each Distribution Date; (2) deposit such amounts into the Collection Account and (3) include such amounts as Available Funds for that Distribution Date.

(a)   [Capitalized Interest Account. On the Closing Date, the Issuer shall deposit the Capitalized Interest Account Initial Deposit into the Capitalized Interest Account.

(i)   In the event that the Available Funds are insufficient to make the payments described under Sections 2.8(a) through 2.8(d) on a Distribution Date (prior to any distributions from amounts on deposit in the Reserve Account), the Administrator shall instruct the Indenture Trustee in writing to withdraw from the Capitalized Interest Account an amount equal to such deficiencies, to the extent of funds available therein, and to deposit such amount in the Collection Account.]

(ii)   [Reserved].

(iii)   After giving effect to Section 2.10(a)(i) above, (A) on the Distribution Date in [_____] 20[__], the Administrator shall instruct the Indenture Trustee in writing to withdraw all amounts in excess of $[_____] on deposit in the Capitalized Interest Account and include such funds with other Available Funds on that Distribution Date; and (B) on the Distribution Date in [_____] 20[__], the Administrator shall instruct the Indenture Trustee in writing to withdraw all amounts remaining in the Capitalized Interest Account and include such funds with other Available Funds on that Distribution Date.]

(b) [Reserved].

(c) Collection Account. On the Closing Date, the Issuer shall deposit the Collection Account Initial Deposit into the Collection Account. This amount will be included with other Available Funds on the first Distribution Date.

(d) Supplemental Purchase Account.

(i) On the Closing Date, the Issuer shall deposit the Supplemental Purchase Account Initial Deposit into the Supplemental Purchase Account. The Supplemental Purchase Account Initial Deposit made on the Closing Date will be calculated using the Initial Cutoff Date Pool Balance and is expected to be greater than the required deposit. Following receipt of the initial servicing report from the Servicer and calculation of the actual Pool Balance as of the Closing Date, any funds on deposit in the Supplemental Purchase Account in excess of the required deposit amount (resulting from the use of the Initial Cutoff Date Pool Balance, which amount will be revised after receipt of the initial servicing report) will be distributed directly to the Depositor.

(ii) From time to time during the Supplemental Purchase Period, the Administrator will instruct the Indenture Trustee to withdraw funds from the Supplemental Purchase Account to purchase Additional Trust Student Loans that are Eligible Loans pursuant to Additional Sale Agreements.

(iii) The Administrator shall instruct the Indenture Trustee to transfer into the Collection Account any amounts remaining in the Supplemental Purchase Account on the Business Day immediately following the end of the Supplemental Purchase Period to be included as Available Funds for any Distribution Date.

(e) [Reserved].

(f) [Reserved]

(g) Floor Income Rebate Account.

(i) On or before each Distribution Date, the Administrator will instruct the Indenture Trustee to transfer from the Collection Account to the Floor Income Rebate Account the monthly accrual of interest paid by borrowers on Trust Student Loans originated on or after April 1, 2006 that exceeds the special allowance support levels applicable to such Trust Student Loans ("*Floor Income*"). Such deposits will be used to offset the amount of Floor Income, if any, that is expected to be netted by the Department against the Interest Subsidy Payments and/or Special Allowance Payments otherwise due to the Issuer for that Collection Period.

(ii) Once the Department has netted all payments (in respect of Interest Subsidy Payments and/or Special Allowance Payments otherwise due to the Issuer), which currently occurs on a quarterly basis, on the next succeeding Distribution Date an amount equal to the applicable Floor Income Rebate Account Release Amount on deposit in the Floor Income Rebate Account during the related Collection Periods will be withdrawn by the Indenture

Trustee, as directed by the Administrator, and be included as part of Available Funds for that Distribution Date.

Section 2.11   <u>Statements to Certificateholders and Noteholders</u>. On each Determination Date preceding a Distribution Date, the Administrator shall provide to the Indenture Trustee (with a copy to each Rating Agency then rating the Notes) for the Indenture Trustee to make available on such succeeding Distribution Date to each Noteholder of record, to the Excess Distribution Certificateholder of record [and to the RC Certificateholder of record], a statement, setting forth at least the following information with respect to such Distribution Date as to the Notes[, the RC Certificate] and the Excess Distribution Certificate to the extent applicable:

(a)   the amount of such distribution allocable to principal of each class of the Notes;

(b)   the amount of the distribution allocable to interest on each class of the Notes;

(c)   the amount of the distribution allocable to the Excess Distribution Certificate [and the RC Certificate], if any;

(d)   [the RC Principal Balance, after giving effect to the reduction allocated thereto in respect of Realized Losses][Reserved];

(e)   the Pool Balance as of the close of business on the last day of the preceding Collection Period;

(f)   the outstanding principal balance of each class of Notes, the Note Pool Factor applicable to each class of Notes as of such Distribution Date, after giving effect to payments allocated to principal reported under clauses (a) and (c) above;

(g)   the applicable Note Rate for the next period for each class of Notes, which may be included in the statement or made available electronically on the Administrator's website;

(h)   the amount of the Primary Servicing Fee and any Carryover Servicing Fee paid to the Servicer on such Distribution Date, and the amount, if any, of the Carryover Servicing Fee remaining unpaid after giving effect to any such payments;

(i)   the amount of the Administration Fee paid to the Administrator on such Distribution Date;

(j)   [to the extent applicable, any amount drawn from the Reserve Account, the Capitalized Interest Account or other credit enhancement with respect to such Distribution Date];

(k)   the amount of the aggregate Realized Losses, if any, for the related Collection Period and the balance of Trust Student Loans that are delinquent in each delinquency period as of the end of such Collection Period;

(l)   the amount of Note Interest Shortfall, if any, in each case as applicable to each class of Notes, and the change in such amounts from the preceding statement;

(m)   the aggregate Purchase Amounts and all other amounts that were received for Trust Student Loans, if any, that were repurchased by the Depositor or purchased by the Servicer, Navient CFC, [Blue Ridge Funding or VL Funding] from the Issuer during such Collection Period;

(n)   the respective balances of [the Capitalized Interest Account,] the Reserve Account and the Floor Income Rebate Account, if any, on such Distribution Date, after giving effect to changes therein on such Distribution Date;

(o)   [any amounts paid to any credit enhancement provider or Swap Counterparty];

(p)   the balance of Trust Student Loans that are delinquent in each delinquency period as of the end of that Collection Period;

(q)   with respect to the initial Distribution Date, the aggregate initial principal balance of Additional Trust Student Loans, plus accrued interest to be capitalized as of their respective Subsequent Cutoff Dates, purchased during the Supplemental Purchase Period, using funds on deposit in the Supplemental Purchase Account, and any remaining amounts transferred from the Supplemental Purchase Account to the Collection Account;

(r)   [the amount received from and paid to each Swap Counterparty for such Distribution Date];

(s)   [Reserved]; and

(t)   any applicable triggers or asset tests then in effect (including whether a Rejected Guaranty Claims Trigger Event has occurred within the previous 90 days).

In addition to the actual amount to be paid, deposited or otherwise distributed, each amount set forth pursuant to clauses (a), (b), (c), (f), (h), (i) and (l) above shall also be expressed as a dollar amount per $1,000 of original principal balance of the applicable Note and as a percentage of the principal balance of the applicable Note. A copy of the statements referred to above may be obtained by the Excess Distribution Certificateholder[, the RC Certificateholder] or any Note Owner by a written request to the Owner Trustee or the Indenture Trustee, respectively, addressed to the respective Corporate Trust Office.

Section 2.12 <u>Non-Ministerial Matters</u>. With respect to matters that in the reasonable judgment of the Administrator are non-ministerial, the Administrator shall not take any action unless within a reasonable time before the taking of such action, the Administrator shall have notified the Issuer, in writing, of the proposed action and the Issuer shall not have withheld consent or provided an alternative direction. For the purpose of the preceding sentence, "non-ministerial matters" shall include:

(a)   the amendment of or any supplement to the Indenture;

(b)   the initiation of any claim or lawsuit by the Issuer and the compromise of any action, claim or lawsuit brought by or against the Issuer (other than in connection with the collection of the Trust Student Loans);

(c)   the amendment, change or modification of the Basic Documents;

(d)   [Reserved];

(e)   [Reserved];

(f)   the appointment of successor Note Registrars, successor Paying Agents and successor Indenture Trustees pursuant to the Indenture or the appointment of Successor Administrators or Successor Servicers, or the consent to the assignment by the Note Registrar, Paying Agent or Indenture Trustee of its obligations under the Indenture; and

(g)   the removal of the Indenture Trustee.

Section 2.13   Exceptions. Notwithstanding anything to the contrary in this Agreement, except as expressly provided herein or in the other Basic Documents, the Administrator shall not be obligated to, and shall not, (a) make any payments to the Noteholders under the Basic Documents, (b) sell the Indenture Trust Estate pursuant to Section 5.4 of the Indenture, (c) take any other action that the Issuer directs the Administrator not to take on its behalf, (d) in connection with its duties hereunder assume any indemnification obligation of any other Person or (e) service the Trust Student Loans.

Section 2.14   Compensation. As compensation for the performance of the Administrator's obligations under this Agreement and as reimbursement for its expenses related thereto, the Administrator shall be entitled to $[_____] for each Collection Period payable in arrears on the related Distribution Date (the "*Administration Fees*") which shall be solely an obligation of the Issuer.

Section 2.15   Servicer and Administrator Expenses. Each of the Servicer and the Administrator shall be severally required to pay all expenses incurred by it in connection with its activities hereunder, including fees and disbursements of independent accountants, taxes imposed on the Servicer or the Administrator, as the case may be, and expenses incurred in connection with distributions and reports to the Administrator or to the Excess Distribution Certificateholder[, the RC Certificateholder] and the Noteholders, as the case may be.

Section 2.16   [Duties with Respect to the RC Certificateholder. In addition to the duties and responsibilities of the Administrator set forth in Section 2.8(y) above, the Administrator, on behalf of the Depositor and the Issuer, pursuant to Section 3.3(k) of the Trust Agreement shall:

(a)   [if the form of European risk retention currently represented by the RC Certificate as specified in sub-paragraph (d) of Article 405(1) or paragraph (1) sub-paragraph (d) of Article 51 is changed to any other type specified in paragraph (1) of Article 405(1) or paragraph (1) of Article 51, respectively, it will cause the Trust, or the Administrator on behalf of the Trust, to publish a notice of such change on the Irish Stock Exchange's website at http://www.ise.ie; and]

(b)   [provide to the Indenture Trustee confirmation of compliance with the provisions of Article 405(1) and Article 51 concerning the retention of a material net economic interest (1) on a monthly basis and (2) at any time upon the notification by the Administrator to the Depositor (a) that the Administrator has determined that the performance of the Notes or the risk characteristics of the Notes or of the Trust Student Loans has materially changed or (b) following a breach of the obligations as set forth in the Basic Documents entered into by the Depositor and the Issuer in connection with the Notes and the Trust Student Loans, which confirmation shall be set forth in the Administrator's Certificate and the Servicer's Report described in Section 3.01 below.]]

ARTICLE III

Section 3.1   Administrator's Certificate; Servicer's Report.

(a)   On or before the tenth day (or, if any such day is not a Business Day, on the next succeeding Business Day), preceding each Distribution Date the Servicer shall deliver to the Administrator and, upon request, to the Issuer a Servicer's Report with respect to the preceding Collection Period containing (i) all information necessary for the Administrator to receive in connection with the preparation of the Administrator's Certificate covering such Collection Period referred to in Section 3.1(c) below, and (ii) a statement as to whether or a not a Rejected Guaranty Claims Trigger Event occurred in respect of that Collection Period, together with reasonably detailed calculations thereof.

(b)   [Reserved].

(c)   On each Determination Date prior to a Distribution Date, the Administrator shall deliver to the Indenture Trustee, with a copy to the Rating Agencies then rating the Notes, an Administrator's Certificate containing (i) all information necessary to make the distributions pursuant to Sections 2.7 and 2.8 above, if applicable, for the Collection Period preceding the date of such Administrator's Certificate, and (ii) a statement as to whether or a not a Rejected Guaranty Claims Trigger Event occurred in respect of that Collection Period, together with reasonably detailed calculations thereof.

(d)   Prior to each Determination Date, the Administrator shall determine the Note Rates that will be applicable to the Distribution Date following such Determination Date, in compliance with its obligation to prepare and deliver an Administrator's Certificate on such Determination Date pursuant to this Section 3.1. In connection therewith, the Administrator shall calculate on each LIBOR Determination Date during such Accrual Period, [__]-Month or [__]-Month LIBOR, as applicable, for the first Accrual Period, and for each subsequent Accrual Period shall calculate, as applicable, on each LIBOR Determination Date during such Accrual Period, One-Month LIBOR.

(e)   [Reserved].

(f)   The Administrator shall furnish to the Issuer from time to time such information regarding the Collateral as the Issuer shall reasonably request.

Section 3.2   Annual Statement as to Compliance; Notice of Default; Financial Statements.

(a)   Each of the Servicer and the Administrator shall deliver to the Owner Trustee and the Indenture Trustee on or before 90 days after the end of the fiscal year of the Servicer and the Administrator, an Officers' Certificate of the Servicer or the Administrator, as the case may be, dated as of December 31 of the preceding year, stating that (i) a review of the activities of the Servicer or the Administrator, as the case may be, during the preceding 12-month period (or, in the case of the first such certificate, during the period from the Closing Date to December 31, 20[__]) and of its performance under this Agreement has been made under such officers' supervision and (ii) to the best of such officers' knowledge, based on such review, the Servicer or the Administrator, as the case may be, has fulfilled its obligations in all material respects under this Agreement and, with respect to the Servicer, the Servicing Agreement throughout such year or, if there has been a material default in the fulfillment of any such obligation, specifying each such material default known to such officers and the nature and status thereof. The Indenture Trustee shall send a copy of each such Officers' Certificate and each report referred to in Section 3.1 to each Rating Agency then rating the Notes and, upon request, to any Noteholder or Note Owner. A copy of each such Officers' Certificate and each report referred to in Section 3.1 may be obtained by the Excess Distribution Certificateholder [and the RC Certificateholder] by a request in writing to the Owner Trustee addressed to its Corporate Trust Office, together with evidence satisfactory to the Owner Trustee that such Person is the Excess Distribution Certificateholder [or the RC Certificateholder, as applicable].

(b)   The Servicer shall deliver to the Issuer, the Indenture Trustee and each Rating Agency then rating the Notes, promptly after having obtained knowledge thereof, but in no event later than five Business Days thereafter, written notice in an Officers' Certificate of the Servicer of any event which with the giving of notice or lapse of time, or both, would become a Servicer Default under Section 5.1 of the Servicing Agreement.

(c)   The Administrator shall deliver to the Issuer, the Indenture Trustee and each Rating Agency then rating the Notes, promptly after having obtained knowledge thereof, but in no event later than five Business Days thereafter, written notice in an Officers' Certificate of the Administrator of any event which with the giving of notice or lapse of time, or both, would become an Administrator Default under Sections 5.1(a) or (b) below.

(d)   At any time that the Administrator is not an Affiliate of the Depositor, the Administrator shall make available, or cause to be provided, to the Issuer, the Indenture Trustee and each Rating Agency then rating the Notes (i) as soon as possible and in any event within the time period allowed by the Commission to file such financials after the end of each fiscal year of the Administrator (or its parent company), audited financials of the Administrator (or its parent company) as at the end of and for such year and (ii) as soon as possible and in any event within the time period allowed by the Commission to file such financials after the end of each quarterly accounting period of the Administrator (or its parent company) unaudited financials of the Administrator (or its parent company) as at the end of and for such period.

Section 3.3   Annual Independent Certified Public Accountants' Report. Each of the Servicer and the Administrator shall cause a registered public accounting firm (as the term is used in Section 1122 of Regulation AB), which may also render other services to the Servicer or the Administrator, as the case may be, to deliver to the Issuer, the Indenture Trustee and the Rating Agencies then rating the Notes on or before March 31 of each year, a report addressed to the Servicer or the Administrator, as the case may be, the Issuer and the Indenture Trustee, to the effect that such firm has examined certain documents and records relating to the servicing of the Trust Student Loans, or the administration of the Trust Student Loans and of the Trust, as the case may be, during the preceding calendar year (or, in the case of the first such report, during the period from the Closing Date to December 31, 20[__]) and that, on the basis of the accounting and auditing procedures considered appropriate under the circumstances, such firm is of the opinion that such servicing or administration, respectively, was conducted, in all material respects, in compliance with those terms of this Agreement and in the case of the Servicer, the Servicing Agreement, including any applicable statutory provisions incorporated therein and such additional terms and statutes as may be specified from time to time by the Administrator, except for such exceptions as shall be set forth in such report. Such report will also indicate that the firm is independent of the Servicer or the Administrator, as the case may be, within the meaning of the Code of Professional Ethics of the American Institute of Certified Public Accountants.

ARTICLE IV

Section 4.1   Representations of Administrator.   Navient Solutions, Inc., as Administrator, makes the following representations on which the Issuer is deemed to have relied in acquiring the Trust Student Loans. The representations speak as of the execution and delivery of this Agreement and as of the Closing Date and shall survive the sale of the Trust Student Loans to the Eligible Lender Trustee on behalf of the Issuer and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

(a)   *Organization and Good Standing*.   The Administrator is duly organized and validly existing under the laws of the State of Delaware, with the power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted.

(b)   *Power and Authority*.   The Administrator has the corporate power and authority to execute and deliver this Agreement and to carry out its terms, and the execution, delivery and performance of this Agreement have been duly authorized by the Administrator by all necessary corporate action.

(c)   *Binding Obligation*.   This Agreement has been duly authorized, executed and delivered by the Administrator and, assuming that it is duly executed and delivered by parties hereto, constitutes a valid and binding agreement of the Administrator, enforceable against the Administrator in accordance with its terms; except that the enforceability hereof may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and (c) with respect to rights to indemnity hereunder, limitations of public policy under applicable securities laws.

(d)   *No Violation*.   The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof or thereof do not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time or both) a default under, the articles of incorporation or by-laws of the Administrator, or any indenture, agreement or other instrument to which the Administrator is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than pursuant to the Basic Documents); nor violate any law or, to the knowledge of the Administrator, any order, rule or regulation applicable to the Administrator of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Administrator or its properties.

(e)   *No Proceedings*. There are no legal or governmental proceedings or investigations pending against the Administrator or, to its best knowledge, threatened or contemplated against the Administrator or to which the Administrator or any of its subsidiaries is a party or of which any property of the Administrator or any of its subsidiaries is the subject, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Administrator or its properties or by any other party: (i) asserting the invalidity of this Agreement or any of the other Basic Documents, the Notes or the Excess Distribution Certificate, (ii) seeking to prevent the issuance of the Notes or the Excess Distribution Certificate or the consummation of any of the transactions contemplated by this Agreement or any of the other Basic Documents, (iii) seeking any determination or ruling that could reasonably be expected to have a material and adverse effect on the performance by the Administrator of its obligations under, or the validity or enforceability of, this Agreement, any of the other Basic Documents, the Trust, the Notes or the Excess Distribution Certificate or (iv) seeking to affect adversely the federal or state income tax attributes of the Issuer, the Notes or the Excess Distribution Certificate.

(f)   *All Consents*. All authorizations, consents, orders or approvals of or registrations or declarations with any court, regulatory body, administrative agency or other government instrumentality required to be obtained, effected or given by the Administrator in connection with the execution and delivery by the Administrator of this Agreement and the performance by the Administrator of the transactions contemplated by this Agreement have been duly obtained, effected or given and are in full force and effect.

Section 4.2   Liability of Administrator; Indemnities.

(a)   The Administrator shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Administrator under this Agreement.

(b)   The Administrator shall indemnify, defend and hold harmless the Issuer, the Excess Distribution Certificateholder, [the RC Certificateholder,] the Owner Trustee and the Noteholders and any of the officers, directors, employees and agents of the Issuer from and against any and all costs, expenses, losses, claims, actions, suits, damages and liabilities to the extent that such cost, expense, loss, claim, damage or liability arose out of, or was imposed upon any such Person through, the gross negligence, willful misfeasance or bad faith of the Administrator in the performance of its duties under this Agreement or by reason of reckless disregard of its obligations and duties hereunder or thereunder.

(c)   The Administrator shall indemnify the Indenture Trustee in its individual capacity and any of its officers, directors, employees and agents against any and all losses, claims, actions, suits, damages, liabilities, costs, penalties, taxes (excluding taxes payable by it on any compensation received by it for its services as Indenture Trustee) or expenses (including attorneys' fees) incurred by it in connection with the performance of its duties under the Indenture and the other Basic Documents. The Indenture Trustee shall notify the Issuer and the Administrator promptly of any claim for which it may seek indemnity. Failure by the Indenture Trustee to so notify the Issuer and the Administrator shall not relieve the Issuer or the Administrator of its obligations hereunder and under the other Basic Documents. The Administrator shall defend the claim and the Administrator shall not be liable for the legal fees and expenses of the Indenture Trustee after it has assumed such defense; provided, however, that in the event that there may be a conflict between the positions of the Indenture Trustee and the Administrator in conducting the defense of such claim, the Indenture Trustee shall be entitled to separate counsel, the fees and expenses of which shall be paid by the Administrator on behalf of the Issuer. Neither the Issuer nor the Administrator need to reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee's own willful misconduct, negligence or bad faith.

(d) The Administrator shall indemnify the Eligible Lender Trustee (including in its capacity as Interim Eligible Lender Trustee) and/or the Owner Trustee in their respective individual capacities and any of their officers, directors, employees and agents against any and all loss, liabilities, actions, suits, claims, damages, costs, penalties, taxes (excluding taxes payable by them on any compensation received by them for their services as trustee) or expenses (including attorneys' fees and expenses) incurred by them in connection with the performance of their duties under each Interim Trust Agreement, the Eligible Lender Trust Agreement, the Trust Agreement and the other Basic Documents.

(e) Without limiting the generality of the foregoing, the Administrator shall indemnify the Eligible Lender Trustee and the Owner Trustee in their respective individual capacities and any of their officers, directors, employees and agents against any and all liability relating to or resulting from any of the following:

(i) any claim that the Trust Student Loans (or any guarantee with respect thereto) are delinquent, uncollectable, uninsured, illegal, invalid or unenforceable;

(ii) any claim that the Trust Student Loans have not been made, administered, serviced or collected in accordance with applicable federal and state laws or the requirements of any Guarantor;

(iii) any claim that any original note or other document evidencing or relating to the Trust Student Loans has been lost, misplaced or destroyed; and

(iv) any claim for failure to comply with the provisions of 34 CFR Sec. 682.203(b) (other than for the Eligible Lender Trustee's failure to qualify as an eligible lender under the Act).

(f) The Indenture Trustee, the Eligible Lender Trustee and/or the Owner Trustee, as applicable, shall notify the Administrator promptly of any claim for which it may seek indemnity. Failure by the Indenture Trustee, the Eligible Lender Trustee and/or the Owner Trustee to so notify the Administrator shall not relieve the Administrator of its obligations hereunder and under the other Basic Documents. The Administrator shall defend the claim and the Administrator shall not be liable for the legal fees and expenses of the Indenture Trustee, the Eligible Lender Trustee and/or the Owner Trustee after it has assumed such defense; provided, however, that in the event that there may be a conflict between the positions of the Indenture Trustee, the Eligible Lender Trustee and/or the Owner Trustee and the Administrator in conducting the defense of such claim, the Indenture Trustee, the Eligible Lender Trustee and/or the Owner Trustee shall be entitled to separate counsel, the fees and expenses of which shall be paid by the Administrator on behalf of the Issuer. Neither the Issuer nor the Administrator need reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee, the Eligible Lender Trustee or the Owner Trustee through the Indenture Trustee's, the Eligible Lender Trustee's or the Owner Trustee's, as the case may be, own willful misconduct, negligence or bad faith.

(g)   The Administrator shall pay reasonable compensation to the Indenture Trustee, the Eligible Lender Trustee and the Owner Trustee and shall reimburse the Indenture Trustee, the Eligible Lender Trustee and the Owner Trustee for all reasonable expenses, disbursements and advances.

(h)   For purposes of this Section 4.2, in the event of the termination of the rights and obligations of the Administrator (or any successor thereto pursuant to Section 4.3 below) as Administrator pursuant to Section 5.1 below, or a resignation by such Administrator pursuant to this Agreement, such Administrator shall be deemed to be the Administrator pending appointment of a successor Administrator pursuant to Section 5.2 below.

(i)   Indemnification under this Section 4.2 shall survive the resignation or removal of the Eligible Lender Trustee, the Owner Trustee or the Indenture Trustee, as applicable, or the termination of this Agreement and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Administrator shall have made any indemnity payments pursuant to this Section and the Person to or on behalf of whom such payments are made thereafter collects any of such amounts from others, such Person shall promptly repay such amounts to the Administrator, without interest.

Section 4.3   Merger or Consolidation of, or Assumption of the Obligations of, Administrator. Any Person (a) into which the Administrator may be merged or consolidated, (b) which may result from any merger or consolidation to which the Administrator shall be a party or (c) which may succeed to the properties and assets of the Administrator substantially as a whole, shall be the successor to the Administrator without the execution or filing of any document or any further act by any of the parties to this Agreement; provided, however, that the Administrator hereby covenants that it will not consummate any of the foregoing transactions except upon satisfaction of the following: (i) the surviving Administrator, if other than Navient Solutions, Inc., executes an agreement that states expressly that such Person assumes to perform every obligation of the Administrator under this Agreement, (ii) immediately after giving effect to such transaction, no representation or warranty made pursuant to Section 4.1 shall have been breached and no Administrator Default, and no event that, after notice or lapse of time, or both, would become an Administrator Default shall have occurred and be continuing, (iii) the surviving Administrator, if other than Navient Solutions, Inc., shall have delivered to the Issuer, the Owner Trustee and the Indenture Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger or succession and such agreement of assumption comply with this

Section 4.3 and that all conditions precedent, if any, provided for in this Agreement relating to such transaction have been complied with, and that the Rating Agency Condition shall have been satisfied with respect to such transaction, (iv) unless Navient Solutions, Inc. is the surviving entity, such transaction will not result in a material adverse federal or state tax consequence to the Issuer, the Noteholders[, the RC Certificateholder] or the Excess Distribution Certificateholder and (v) unless Navient Solutions, Inc. is the surviving entity, the Administrator shall have delivered to the Issuer, the Owner Trustee and the Indenture Trustee an Opinion of Counsel either (A) stating that, in the opinion of such counsel, all financing statements and continuation statements and amendments thereto have been executed and filed that are necessary fully to preserve and protect the interest of the Eligible Lender Trustee and Indenture Trustee, respectively, in the Trust Student Loans and reciting the details of such filings, or (B) stating that, in the opinion of such counsel, no such action shall be necessary to preserve and protect such interests. Anything in this Section 4.3 to the contrary notwithstanding, the Administrator may at any time assign its rights, obligations and duties under this Agreement to an Affiliate provided that the Rating Agencies then rating the Notes confirm that such assignment will not result in a downgrading or a withdrawal of the ratings then applicable to the Notes.

Section 4.4   Limitation on Liability of Administrator and Others.

(a)   Neither the Administrator nor any of its directors, officers, employees or agents shall be under any liability to the Issuer, the Noteholders[, the RC Certificateholder] or the Excess Distribution Certificateholder, or to the Indenture Trustee, the Eligible Lender Trustee or the Owner Trustee except as provided under this Agreement for any action taken or for refraining from the taking of any action pursuant to this Agreement or for errors in judgment; provided, however, that these provisions shall not protect the Administrator or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under this Agreement. The Administrator and any of its directors, officers, employees or agents may rely in good faith on the advice of counsel or on any document of any kind, prima facie properly executed and submitted by any Person respecting any matters arising hereunder.

(b)   Except as provided in this Agreement, the Administrator shall not be under any obligation to appear in, prosecute or defend any legal action that shall not be incidental to its duties to administer the Trust Student Loans and the Trust in accordance with this Agreement and that in its opinion may involve it in any expense or liability; provided, however, that the Administrator may undertake any reasonable action that it may deem necessary or desirable in respect of this Agreement and the other Basic Documents and the rights and duties of the parties to this Agreement and the other Basic Documents and the interests of the Excess Distribution Certificateholder [and RC Certificateholder] under this Agreement and the Noteholders under the Indenture and under this Agreement.

Section 4.5   Administrator May Own Excess Distribution Certificate or Notes.   The Administrator and any Affiliate thereof may in its individual or any other capacity become the owner or pledgee of the Excess Distribution Certificate or the Notes with the same rights as it would have if it were not the Administrator or an Affiliate thereof, except as expressly provided herein or in any other Basic Document.

Section 4.6   Navient Solutions, Inc. Not to Resign as Administrator. Subject to the provisions of Section 4.3 above, Navient Solutions, Inc. shall not resign from the obligations and duties imposed on it as Administrator under this Agreement except upon determination that the performance of its duties under this Agreement shall no longer be permissible under applicable law or shall violate any final order of a court or administrative agency with jurisdiction over Navient Solutions, Inc. or its properties.   Notice of any such determination permitting or requiring the resignation of Navient Solutions, Inc. shall be communicated to the Issuer, the Owner Trustee, the Eligible Lender Trustee and the Indenture Trustee at the earliest practicable time (and, if such communication is not in writing, shall be confirmed in writing at the earliest practicable time) and any such determination shall be evidenced by an Opinion of Counsel to such effect delivered to the Issuer, the Owner Trustee, the Eligible Lender Trustee and the Indenture Trustee concurrently with or promptly after such notice.   No such resignation shall become effective until the Indenture Trustee or a successor Administrator shall have assumed the responsibilities and obligations of Navient Solutions, Inc. in accordance with Section 5.2 below. Anything in this Section 4.6 to the contrary notwithstanding, the Administrator may resign at any time subsequent to the assignment of its rights, duties and obligations hereunder pursuant to Section 4.3 above.

Section 4.7   Privacy and Security Provisions. With respect to information that is "non-public personal information" (as defined in the GLB Regulations) that is disclosed or provided by the Trust (or on the Trust's behalf) to the Administrator in connection with this Agreement, the Administrator agrees, subject to the terms hereof and the limitations of liability set forth herein, that in performing its obligations under this Agreement, the Administrator shall comply with all reuse, redisclosure, or other customer information handling, processing, security, and protection requirements that are specifically required of a non-affiliated third-party processor or servicer (or subcontractor) under the GLB Regulations and other applicable federal consumer privacy laws, rules, and regulations. Without limiting the foregoing, the Administrator agrees that:

        (a)   the Administrator is prohibited from disclosing or using any "non-public personal information" (as defined in the GLB Regulations) disclosed or provided by the Trust or on the Trust's behalf to the Administrator, except solely to carry out the purposes for which it was disclosed, including use under an exception contained in 12 CFR sections 40.14 or 40.15 or 16 CFR sections 313.14 or 313.15, as applicable, of the GLB Regulations in the ordinary course of business to carry out those purposes; and

        (b)   the Administrator has implemented and will maintain an information security program designed to meet the objectives of the Interagency Guidelines Establishing Standards for Safeguarding Customer Information, Final Rule (12 CFR Part 30, Appendix B) and the Federal Trade Commission's Standards for Safeguarding Customer Information (16 CFR Part 314).

ARTICLE V

Section 5.1   Administrator Default. If any one of the following events (an "*Administrator Default*") shall occur and be continuing:

(a)   (i)   in the event that daily deposits into the Collection Account are not required, any failure by the Administrator to deliver to the Indenture Trustee for deposit in the Trust Accounts any Available Funds required to be paid on or before the Business Day immediately preceding any Distribution Date; or

(ii)   any failure by the Administrator to direct the Indenture Trustee to make any required distributions from any of the Trust Accounts on any Distribution Date, which failure in case of either clause (i) or (ii) continues unremedied for five Business Days after written notice of such failure is received by the Administrator from the Indenture Trustee or the Issuer or after discovery of such failure by an officer of the Administrator; or

(b)   any failure by the Administrator duly to observe or to perform in any material respect any other term, covenant or agreement of the Administrator set forth in this Agreement or any other Basic Document, which failure shall (i) materially adversely affect the rights of Noteholders[, the RC Certificateholder] or the Excess Distribution Certificateholder and (ii) continue unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given (A) to the Administrator by the Indenture Trustee or the Owner Trustee or (B) to the Administrator, the Indenture Trustee and the Owner Trustee by the Noteholders[, the RC Certificateholder] or Excess Distribution Certificateholder, as applicable, representing not less than 50% of the Outstanding Amount of all of the Notes[, 100% of the outstanding RC Certificate (including an RC Certificate owned by the Depositor or an Affiliate of the Depositor)] or 50% of the outstanding Excess Distribution Certificate (including an Excess Distribution Certificate owned by the Depositor or an Affiliate of the Depositor); or

(c)   an Insolvency Event occurs with respect to the Administrator; or

(d)   any failure by the Administrator to deliver any information, report, certification or accountants' letter when and as required under Article IX which continues unremedied for fifteen (15) calendar days after the date on which such information, report, certification or accountants' letter was required to be delivered;

then, and in each and every case, so long as the Administrator Default shall not have been remedied, either the Indenture Trustee or the Noteholders evidencing not less than 50% of the Outstanding Amount of all of the Notes, by notice then given in writing to the Administrator (and to the Indenture Trustee and the Issuer if given by the Noteholders) may terminate all the rights and obligations (other than the obligations set forth in Section 4.2 above) of the Administrator under this Agreement. On or after the receipt by the Administrator of such written notice, all authority and power of the Administrator under this Agreement, whether with respect to the Notes, the Excess Distribution Certificate, [the RC Certificate,] the Trust Student Loans or otherwise, shall, without further action, pass to and be vested in the Indenture Trustee or such successor Administrator as may be appointed under Section 5.2 below; and, without limitation, the Indenture Trustee and the Issuer are hereby authorized and empowered to execute and deliver, for the benefit of the predecessor Administrator, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination. The predecessor Administrator shall cooperate with the successor Administrator, the Indenture Trustee and the

Issuer in effecting the termination of the responsibilities and rights of the predecessor Administrator under this Agreement. All reasonable costs and expenses (including attorneys' fees) incurred in connection with amending this Agreement to reflect such succession as Administrator pursuant to this Section shall be paid by the predecessor Administrator (other than the Indenture Trustee acting as the Administrator under this Section 5.1) upon presentation of reasonable documentation of such costs and expenses. Upon receipt of notice of the occurrence of an Administrator Default, the Administrator shall give notice thereof to the Rating Agencies then rating the Notes.

Section 5.2   Appointment of Successor.

(a)   Upon receipt by the Administrator of notice of termination pursuant to Section 5.1 above, or the resignation by the Administrator in accordance with the terms of this Agreement, the predecessor Administrator shall continue to perform its functions as Administrator under this Agreement in the case of termination, only until the date specified in such termination notice or, if no such date is specified in a notice of termination, until receipt of such notice and, in the case of resignation, until the later of (i) the date 120 days from the delivery to the Issuer and the Indenture Trustee of written notice of such resignation (or written confirmation of such notice) in accordance with the terms of this Agreement and (ii) the date upon which the predecessor Administrator shall become unable to act as Administrator as specified in the notice of resignation and accompanying Opinion of Counsel (the "*Transfer Date*"). In the event of the termination hereunder of the Administrator the Issuer shall appoint a successor Administrator acceptable to the Indenture Trustee, and the successor Administrator shall accept its appointment by a written assumption in form acceptable to the Indenture Trustee. In the event that a successor Administrator has not been appointed at the time when the predecessor Administrator has ceased to act as Administrator in accordance with this Section, the Indenture Trustee without further action shall automatically be appointed the successor Administrator and the Indenture Trustee shall be entitled to the Administration Fee. Notwithstanding the above, the Indenture Trustee shall, if it shall be unwilling or legally unable so to act, appoint or petition a court of competent jurisdiction to appoint any established institution whose regular business shall include the servicing of student loans, as the successor to the Administrator under this Agreement.

(b)   Upon appointment, the successor Administrator (including the Indenture Trustee acting as successor Administrator), shall be the successor in all respects to the predecessor Administrator and shall be subject to all the responsibilities, duties and liabilities placed on the predecessor Administrator that arise thereafter or are related thereto and shall be entitled to an amount agreed to by such successor Administrator (which shall not exceed the Administration Fee unless such compensation arrangements will not result in a downgrading or withdrawal of any rating on the Notes or the Excess Distribution Certificate by any Rating Agency then rating the Notes) and all the rights granted to the predecessor Administrator by the terms and provisions of this Agreement.

(c)   Notwithstanding the foregoing or anything to the contrary herein or in the other Basic Documents, the Indenture Trustee, to the extent it is acting as successor Administrator pursuant hereto and thereto, shall be entitled to resign to the extent a qualified successor Administrator has been appointed and has assumed all the obligations of the Administrator in accordance with the terms of this Agreement and the other Basic Documents.

Section 5.3   Notification to Noteholders and Certificateholder. Upon any termination of, or appointment of a successor to, the Administrator pursuant to this Article V, the Issuer shall give prompt written notice thereof to the Excess Distribution Certificateholder[, the RC Certificateholder] and the Indenture Trustee shall give prompt written notice thereof to Noteholders and the Rating Agencies then rating the Notes (which, in the case of any such appointment of a successor, shall consist of prior written notice thereof to such Rating Agencies).

Section 5.4   Waiver of Past Defaults. The Noteholders of Notes evidencing a majority of the Outstanding Amount of all of the Notes (or the Excess Distribution Certificateholder, in the case of any default which does not adversely affect the Indenture Trustee or the Noteholders) may, on behalf of all Noteholders[, the RC Certificateholder] and the Excess Distribution Certificateholder, waive in writing any default by the Administrator in the performance of its obligations hereunder and any consequences thereof, except a default in making any required deposits to or payments from any of the Trust Accounts (or giving instructions regarding the same) in accordance with this Agreement. Upon any such waiver of a past default, such default shall cease to exist, and any Administrator Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

ARTICLE VI

Section 6.1   Termination.

(a)   Optional Purchase of All Trust Student Loans. The Administrator shall notify the Servicer, the Depositor, the Issuer and the Indenture Trustee in writing, within 15 days after the last day of any Collection Period as of which the then outstanding Pool Balance is 12% or less of the Initial Pool Balance. The Indenture Trustee shall promptly forward a copy of such notice to each Noteholder of record. As of the last day of any Collection Period immediately preceding a Distribution Date as of which the then outstanding Pool Balance is 10% or less of the Initial Pool Balance, the Eligible Lender Trustee on behalf and at the direction of the Servicer, or any other "eligible lender" (within the meaning of the Higher Education Act) designated by the Servicer in writing to the Eligible Lender Trustee, the Issuer and the Indenture Trustee, shall have the option to purchase the Trust Estate, other than the Trust Accounts. To exercise such option, the Servicer shall deposit, pursuant to Section 2.6 above in the Collection Account an amount equal to the aggregate Purchase Amount for the Trust Student Loans plus an amount equal to all net forfeited Interest Subsidy Payments and Special Allowance Payments with respect to the Trust Student Loans (to the extent not included in the calculation of the Purchase Amount) and the related rights with respect thereto, plus the appraised value of any such other property held by the Trust other than the Trust Accounts, such value to be determined by an appraiser mutually agreed upon by the Servicer, the Eligible Lender Trustee, the Issuer and the Indenture Trustee, and shall succeed to all interests in and to the Trust; provided, however, that the Servicer may not effect such purchase if such aggregate Purchase Amounts do not equal or exceed the Minimum Purchase Amount plus any Carryover Servicing Fees. In the event the Servicer fails to notify the Eligible Lender Trustee, the Owner Trustee and the Indenture Trustee in writing prior to the acceptance by the Indenture Trustee of a bid to purchase the Trust Estate pursuant to Section 4.4 of the Indenture that the Servicer intends to exercise its option to purchase the Trust Estate, the Servicer shall be deemed to have waived its option to purchase the Trust Estate as long as the Servicer has received five Business Days' notice from the Indenture Trustee as provided in Section 4.4 of the Indenture.

(b)   Notice. Written notice of any termination of the Trust shall be given by the Administrator to the Eligible Lender Trustee, the Issuer and the Indenture Trustee as soon as practicable after the Administrator has received notice thereof.

(c)   Succession. Following the satisfaction and discharge of the Indenture and the payment in full of the principal of and interest on the Notes, the Excess Distribution Certificateholder shall succeed to the rights of the Noteholders hereunder and the Issuer shall succeed to the rights of, and assume the obligations of, the Indenture Trustee pursuant to this Agreement and any other Basic Documents.

ARTICLE VII

Section 7.1   Protection of Interests in Trust.

(a)   The Administrator shall execute and file such financing statements and cause to be executed and filed such continuation statements, all in such manner and in such places as may be required by law fully to preserve, maintain, and protect the interest of the Issuer, the Eligible Lender Trustee and the Indenture Trustee in the Trust Student Loans and in the proceeds thereof. The Administrator shall deliver (or cause to be delivered) to the Eligible Lender Trustee, the Issuer and the Indenture Trustee file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing.

(b)   Neither the Depositor nor the Servicer shall change its name, identity or corporate structure in any manner that would, could or might make any financing statement or continuation statement filed in accordance with clause (a) above seriously misleading within the meaning of Section 9-506(b) of the UCC, unless it shall have given the Eligible Lender Trustee, the Issuer and the Indenture Trustee at least five days' prior written notice thereof and shall have promptly filed appropriate amendments to all previously filed financing statements or continuation statements.

(c)   Each of the Depositor and the Servicer shall have an obligation to give the Eligible Lender Trustee, the Issuer and the Indenture Trustee at least 60 days' prior written notice of any relocation of its principal executive office if, as a result of such relocation, the applicable provisions of the UCC would require the filing of any amendment of any previously filed financing or continuation statement or of any new financing statement and shall promptly file any such amendment. The Servicer shall at all times maintain each office from which it shall service Trust Student Loans, and its principal executive office, within the United States of America.

(d)   The Servicer shall maintain accounts and records as to each Trust Student Loan accurately and in sufficient detail to permit (i) the reader thereof to know at any time the status of such Trust Student Loan, including payments and recoveries made and payments owing (and the nature of each) and (ii) reconciliation between payments or recoveries on (or with respect to) each Trust Student Loan and the amounts from time to time deposited by the Servicer in the Collection Account in respect of such Trust Student Loan.

(e)   The Servicer shall maintain its computer systems so that, from and after the time of sale of the Trust Student Loans to the Eligible Lender Trustee on behalf of the Issuer, the Servicer's master computer records (including any backup archives) that refer to a Trust Student Loan shall indicate clearly the interest of the Issuer, the Eligible Lender Trustee and the Indenture Trustee in such Trust Student Loan and that such Trust Student Loan is owned by the Eligible Lender Trustee on behalf of the Issuer and has been pledged to the Indenture Trustee. Indication of the Issuer's, the Eligible Lender Trustee's and the Indenture Trustee's interest in a Trust Student Loan shall be deleted from or modified on the Servicer's computer systems when, and only when, the related Trust Student Loan shall have been paid in full or repurchased.

(f)   If at any time the Depositor or the Administrator shall propose to sell, grant a security interest in, or otherwise transfer any interest in student loans to any prospective purchaser, lender or other transferee, the Servicer shall give to such prospective purchaser, lender or other transferee computer tapes, records or printouts (including any restored from backup archives) that, if they refer in any manner whatsoever to any Trust Student Loan, indicate clearly that such Trust Student Loan has been sold and is owned by the Eligible Lender Trustee on behalf of the Issuer and has been pledged to the Indenture Trustee.

(g)   Upon reasonable notice, the Servicer shall permit the Indenture Trustee and its agents at any time during normal business hours to inspect, audit and make copies of and abstracts from the Servicer's records regarding any Trust Student Loan.

(h)   Upon request, at any time the Eligible Lender Trustee, the Issuer or the Indenture Trustee have reasonable grounds to believe that such request would be necessary in connection with its performance of its duties under the Basic Documents, the Servicer shall furnish to the Eligible Lender Trustee, the Issuer or to the Indenture Trustee (in each case, with a copy to the Administrator), within five Business Days, a list of all Trust Student Loans (by borrower social security number, type of loan and date of issuance) then held as part of the Trust, and the Administrator shall furnish to the Eligible Lender Trustee, the Issuer or to the Indenture Trustee, within 20 Business Days thereafter, a comparison of such list to the list of Trust Student Loans set forth in Schedule A to the Indenture as of the Closing Date and a list of all Additional Trust Student Loans as of the end of the Supplemental Purchase Period, and, for each Trust Student Loan that has been removed from the pool of loans held by the Eligible Lender Trustee on behalf of the Issuer, information as to the date as of which and circumstances under which each such Trust Student Loan was so removed.

(i)   The Administrator shall deliver to the Eligible Lender Trustee, the Issuer and the Indenture Trustee:

(i)   promptly after the execution and delivery of this Agreement and of each amendment thereto and on each Transfer Date, an Opinion of Counsel either (1) stating that, in the opinion of such counsel, all financing statements and continuation statements have been executed and filed that are necessary fully to preserve and protect the interest of the Eligible Lender Trustee and the Indenture Trustee in the Trust Student Loans, and reciting the details of such filings or referring to prior Opinions of Counsel in which such details are given, or (2) stating that, in the opinion of such counsel, no such action shall be necessary to preserve and protect such interest; and

(ii)   within 120 days after the beginning of each calendar year beginning with the first calendar year beginning more than three months after the Initial Cutoff Date, an Opinion of Counsel, dated as of a date during such 120-day period, either (1) stating that, in the opinion of such counsel, all financing statements and continuation statements have been executed and filed that are necessary fully to preserve and protect the interest of the Eligible Lender Trustee and the Indenture Trustee in the Trust Student Loans, and reciting the details of such filings or referring to prior Opinions of Counsel in which such details are given, or (2) stating that, in the opinion of such counsel, no such action shall be necessary to preserve and protect such interest; provided that a single Opinion of Counsel may be delivered in satisfaction of the foregoing requirement and that of Section 3.6(b) of the Indenture.

(j)   Each Opinion of Counsel referred to in subclause (i) or (ii) of clause (i) above shall specify (as of the date of such opinion and given all applicable laws as in effect on such date) any action necessary to be taken in the following year to preserve and protect such interest.

(k)   The Depositor shall, to the extent required by applicable law, cause the Excess Distribution Certificate and the Notes to be registered with the Commission pursuant to Section 12(b) or Section 12(g) of the Exchange Act within the time periods specified in such sections.

ARTICLE VIII

Section 8.1   Independence of the Administrator. For all purposes of this Agreement, the Administrator shall be an independent contractor and shall not be subject to the supervision of the Issuer, the Eligible Lender Trustee or the Owner Trustee with respect to the manner in which it accomplishes the performance of its obligations hereunder. Unless expressly authorized by the Issuer, the Administrator shall have no authority to act for or represent the Issuer, the Eligible Lender Trustee or the Owner Trustee in any way and shall not otherwise be deemed an agent of the Issuer, the Eligible Lender Trustee or the Owner Trustee.

Section 8.2   No Joint Venture. Nothing contained in this Agreement (a) shall constitute the Administrator and any of the Issuer, the Eligible Lender Trustee or the Owner Trustee as members of any partnership, joint venture, association, syndicate, unincorporated business or other separate entity, (b) shall be construed to impose any liability as such on any of them or (c) shall be deemed to confer on any of them any express, implied or apparent authority to incur any obligation or liability on behalf of the others.

Section 8.3   Other Activities of Administrator. Nothing herein shall prevent the Administrator or its Affiliates from engaging in other businesses or, in its sole discretion, from acting in a similar capacity as an administrator for any other person or entity even though such person or entity may engage in business activities similar to those of the Issuer, the Owner Trustee, the Eligible Lender Trustee or the Indenture Trustee.

Section 8.4   Powers of Attorney. The Issuer, the Eligible Lender Trustee and the Indenture Trustee shall upon the written request of the Administrator furnish the Administrator with any powers of attorney and other documents (in form and substance satisfactory to the Issuer, the Eligible Lender Trustee and the Indenture Trustee) reasonably necessary or appropriate to enable the Administrator to carry out its administrative duties hereunder. Notwithstanding the foregoing, each of the Eligible Lender Trustee and the Issuer hereby grants to the Administrator a limited power of attorney to execute and deliver on its respective behalf all documentation necessary to effect the actions set forth in Sections 2.1(s) and 2.2(f), respectively, of this Agreement.

Section 8.5   Amendment.

(a)   This Agreement (other than Sections 2.1 and 2.2 above) may be amended by the Issuer, the Excess Distribution Certificateholder, the Servicer, the Administrator, the Eligible Lender Trustee, the Owner Trustee and the Indenture Trustee, without the consent of any of the Noteholders[, the RC Certificateholder]or the Excess Distribution Certificateholder, (i) to cure any ambiguity, to correct or supplement any provisions in this Agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in this Agreement or of modifying in any manner the rights of the Noteholders[, the RC Certificateholder] or the Excess Distribution Certificateholder; provided, however, that such action shall not, as evidenced by an Opinion of Counsel delivered to the Owner Trustee, the Eligible Lender Trustee and the Indenture Trustee, adversely affect in any material respect the interests of any Noteholder[, the RC Certificateholder] or the Excess Distribution Certificateholder whose consent has not been obtained, or (ii) to correct any manifest error in the terms of this Agreement as compared to the terms expressly set forth in the Prospectus.

(b)   Sections 2.1 and 2.2 may be amended from time to time by a written amendment duly executed and delivered by the Issuer, the Excess Distribution Certificateholder, the Owner Trustee, the Eligible Lender Trustee, the Indenture Trustee and the Administrator, without the consent of the Noteholders[, the RC Certificateholder] or the Excess Distribution Certificateholder (unless such consent is otherwise required by this Section), for the purpose of adding any provision to or changing in any manner or eliminating any of the provisions of such Article; provided that such amendment will not, in an Opinion of Counsel obtained on behalf of the Issuer and satisfactory to the Indenture Trustee, the Eligible Lender Trustee and the Owner Trustee, materially and adversely affect the interest of any Noteholder[, the RC Certificateholder] or Excess Distribution Certificateholder.

(c)   This Agreement (other than Sections 2.1 and 2.2 above) may also be amended from time to time by the Issuer, [the RC Certificateholder,] the Excess Distribution Certificateholder, the Servicer, the Administrator, the Indenture Trustee, the Owner Trustee and the Eligible Lender Trustee, and Sections 2.1 and 2.2 above may also be amended by the Owner Trustee, the Eligible Lender Trustee, the Administrator and the Indenture Trustee, with the consent of the Noteholders of Notes evidencing a majority of the Outstanding Amount of the Notes[, the consent of the RC Certificateholder] and the consent of the Excess Distribution Certificateholders evidencing a majority of the Excess Distribution Certificate, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders[, the RC Certificateholder] or the Excess Distribution Certificateholder; provided, however, that no such amendment shall (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments with respect to Trust Student Loans or distributions that shall be required to be made for the benefit of the Noteholders[, the RC Certificateholder] or the

Excess Distribution Certificateholder or (ii) reduce the aforesaid percentage of the Outstanding Amount of the Notes, the Noteholders[, the RC Certificateholder] or the Excess Distribution Certificateholder of which are required to consent to any such amendment, without the consent of all outstanding Noteholders[, the RC Certificateholder] and the Excess Distribution Certificateholder.

(d)   Promptly after the execution of any such amendment (or, in the case of the Rating Agencies then rating the Notes, 15 days prior thereto), the Issuer shall furnish written notification of the substance of such amendment to the Excess Distribution Certificateholder[, the RC Certificateholder,] and each of the Rating Agencies then rating the Notes.

(e)   It shall not be necessary for the consent of the Excess Distribution Certificateholder[, the RC Certificateholder] or the Noteholders pursuant to this Section to approve the particular form of any proposed amendment or consent, but it shall be sufficient if such consent shall approve the substance thereof.

(f)   Prior to the execution of any amendment to this Agreement, the Eligible Lender Trustee, the Owner Trustee and the Indenture Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement and the Opinion of Counsel referred to in Section 7.1(i) above. The Owner Trustee, the Eligible Lender Trustee and the Indenture Trustee may, but shall not be obligated to, enter into any such amendment which affects the Owner Trustee's, the Eligible Lender Trustee's or the Indenture Trustee's, as applicable, own rights, duties or immunities under this Agreement or otherwise.

(g)   [Reserved].

(h)   [Reserved].

Section 8.6   Assignment. Notwithstanding anything to the contrary contained herein, except as provided in Section 4.3 of the Servicing Agreement and Sections 4.3 and 8.15 of this Agreement, this Agreement may not be assigned by the Depositor, the Administrator or the Servicer.

Section 8.7   Limitations on Rights of Others. The provisions of this Agreement are solely for the benefit of the Depositor, the Servicer, the Issuer, the Indenture Trustee and the Eligible Lender Trustee and for the benefit of the Owner Trustee, the Excess Distribution Certificateholder[, the RC Certificateholder] and the Noteholders, as third party beneficiaries, and nothing in this Agreement, whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Trust Estate or under or in respect of this Agreement or any covenants, conditions or provisions contained herein.

Section 8.8   Assignment to Indenture Trustee. The Depositor hereby acknowledges and consents to any Grant by the Issuer to the Indenture Trustee pursuant to the Indenture for the benefit of the Noteholders of a security interest in all right, title and interest of the Issuer in, to and under the Trust Student Loans and the assignment of any or all of the Issuer's and the Eligible Lender Trustee's rights and obligations under this Agreement, the Sale Agreement and any Additional Sale Agreement and the Depositor's rights under the Purchase Agreements and any Additional Purchase Agreements to the Indenture Trustee. The Servicer hereby acknowledges and consents to the assignment by the Issuer (and the Eligible Lender Trustee on behalf of the Issuer) to the Indenture Trustee pursuant to the Indenture for the benefit of the Noteholders of any and all of the Issuer's (and the Eligible Lender Trustee's) rights and obligations under this Agreement and under the Servicing Agreement.

Section 8.9   Nonpetition Covenants.

(a)   Notwithstanding any prior termination of this Agreement, the Servicer, the Administrator, the Eligible Lender Trustee, the Owner Trustee, the Indenture Trustee and the Depositor shall not, prior to the date which is 367 days after the payment in full of the Notes, acquiesce, petition or otherwise invoke or cause the Issuer to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the Issuer under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Issuer or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuer. The foregoing shall not limit the rights of the Servicer, the Administrator, the Eligible Lender Trustee, the Owner Trustee, the Indenture Trustee and the Depositor to file any claim in, or otherwise take any action with respect to, any insolvency proceeding that was instituted against the Issuer by a Person other than the Servicer, the Administrator, the Eligible Lender Trustee, the Owner Trustee, the Indenture Trustee or the Depositor.

(b)   Notwithstanding any prior termination of this Agreement, the Servicer, the Administrator, the Indenture Trustee, the Issuer, the Owner Trustee and the Eligible Lender Trustee shall not, prior to the date which is 367 days after the payment in full of the Notes, acquiesce, petition or otherwise invoke or cause the Depositor to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the Depositor under any insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Depositor or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Depositor. The foregoing shall not limit the rights of the Servicer, the Administrator, the Indenture Trustee, the Issuer, the Owner Trustee and the Eligible Lender Trustee to file any claim in, or otherwise take any action with respect to, any insolvency proceeding that was instituted against the Depositor by a Person other than the Servicer, the Administrator, the Issuer, the Indenture Trustee, the Owner Trustee or the Eligible Lender Trustee.

Section 8.10   Limitation of Liability of Eligible Lender Trustee, Owner Trustee and Indenture Trustee.

(a)   Notwithstanding anything contained herein to the contrary, this Agreement has been executed and delivered by [_____], not in its individual capacity but solely in its capacity as Owner Trustee of the Issuer, and in no event shall [_____], in its individual capacity have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer or the Owner Trustee hereunder or in any of the certificates, notices or agreements delivered pursuant hereto as to all of which recourse shall be had solely to the assets of the Issuer.

(b)   Notwithstanding anything contained herein to the contrary, this Agreement has been executed and delivered by [_____], not in its individual capacity but solely in its capacity as Indenture Trustee and Eligible Lender Trustee, and in no event shall [_____] have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer hereunder or in any of the certificates, notices or agreements delivered pursuant hereto, as to all of which recourse shall be had solely to the assets of the Issuer.

(c)   The rights of and protections of the Indenture Trustee, the Owner Trustee and the Eligible Lender Trustee, as applicable, under the Indenture and the Trust Agreement, respectively, shall be incorporated as though explicitly set forth herein.

Section 8.11   Governing Law.   **THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO THE CONFLICT OF LAW PROVISIONS THEREOF, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.**

Section 8.12   Headings.   The section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

Section 8.13   Counterparts.   This Agreement may be executed in counterparts, each of which when so executed shall together constitute but one and the same agreement.

Section 8.14   Severability.   Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Each of the parties named on the signature pages to this Agreement by execution of this Agreement agrees, for the benefit of the Administrator and the other signatories hereto, to be bound by the terms of this Agreement and the other Basic Documents to the extent reference is made in such document to such party.

Section 8.15   Excess Distribution Certificate.   The Excess Distribution Certificateholder, as evidenced by its agreement to accept the rights conferred under the Excess Distribution Certificate, is hereby deemed to accept all obligations of the Depositor under this Agreement.

Section 8.16   Notices.   All notices sent pursuant to this Agreement may be made by facsimile or electronic mail.

Section 8.17   Waiver of Jury Trial.   EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.18   Force Majeure.   The Administrator shall not be deemed to have breached its obligations pursuant to Sections 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.9, 2.10, 2.11, 2.12, and 2.15 if it is rendered unable to perform such obligations, in whole or in part, by a force outside the control of the parties hereto (including acts of God, acts of war, fires, earthquakes, hurricanes, floods and other disasters). The Administrator shall diligently perform its duties under this Agreement as soon as practicable following the termination of such interruption of business.

ARTICLE IX

Section 9.1 <u>Intent of the Parties; Reasonableness</u>. The Issuer and the Administrator acknowledge and agree that the purpose of Article IX of this Agreement is to facilitate compliance by the Issuer with the provisions of Regulation AB and related rules and regulations of the Commission.

Neither the Issuer nor the Administrator shall exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Administrator acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with requests made by the Eligible Lender Trustee, the Owner Trustee, the Indenture Trustee, the Servicer, or any other party to the Basic Documents in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB. In connection therewith, the Issuer shall cooperate fully with the Administrator (including any of its assignees or designees) in the preparation of, any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Administrator, on behalf of the Issuer, to comply with the provisions of Regulation AB.

Section 9.2 <u>Reporting Requirements</u>.

(a) If so requested by the Administrator, on behalf of the Issuer, for the purpose of satisfying its reporting obligation under the Exchange Act with respect to any class of asset-backed securities, the Administrator shall (i) notify the Issuer, in writing of any material litigation or governmental proceedings pending against the Administrator and (ii) provide to the Issuer, a description of such proceedings, affiliations or relationships.

(b) As a condition to the succession as Administrator by any Person as permitted by Section 4.3 hereof the successor administrator shall provide to the Administrator, on behalf of the Issuer, at least 10 Business Days prior to the effective date of such succession or appointment, (x) written notice to the Administrator, on behalf of the Issuer, of such succession or appointment and (y) in writing all information in order to comply with its reporting obligation under Item 6.02 of Form 8-K with respect to any class of Notes.

(c) In addition to such information as the Administrator is obligated to provide pursuant to other provisions of this Agreement, the Administrator shall provide such information regarding the performance or servicing of the Trust Student Loans as is reasonably required to facilitate preparation of distribution reports in accordance with Item 1121 of Regulation AB.

Such information shall be provided concurrently with the monthly reports otherwise required to be delivered by the Administrator under this Agreement, commencing with the first such report due hereunder.

Section 9.3   Administrator Compliance Statement. On or before March 31st of each calendar year, commencing in 20[__], the Administrator shall deliver to the Issuer a statement of compliance addressed to the Issuer and signed by an Authorized Officer of the Administrator, to the effect that (i) a review of the Administrator's activities during the immediately preceding calendar year (or applicable portion thereof) and of its performance under this Agreement during such period has been made under such officer's supervision, and (ii) to the best of such officer's knowledge, based on such review, the Administrator has fulfilled all of its obligations under this Agreement in all material respects throughout such calendar year (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

Section 9.4   Report on Assessment of Compliance and Attestation.

(a)   On or before March [__] of each calendar year, commencing in 20[__], the Administrator shall:

(i)   deliver to the Issuer a report (in form and substance reasonably satisfactory to the Issuer) regarding the Administrator's assessment of compliance with the Servicing Criteria during the immediately preceding calendar year, as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Issuer and signed by an Authorized Officer of the Administrator, and shall address each of the Servicing Criteria specified on the certification substantially in the form of Attachment B attached to this Agreement;

(ii)   deliver to the Issuer a report of a registered public accounting firm reasonably acceptable to the Issuer that attests to, and reports on, the assessment of compliance made by the Administrator and delivered pursuant to the preceding paragraph, which attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act; and

(iii)   if requested by the Administrator, on behalf of the Issuer, not later than February 1 of the calendar year in which such certification is to be delivered, deliver to the Issuer and any other Person that will be responsible for signing a Sarbanes Certification in the form attached hereto as Attachment A on behalf of the Issuer with respect to a securitization transaction. The Administrator acknowledges that the parties identified in clauses (a)(i) and (ii) above may rely on the certification provided by the Administrator pursuant to such clauses in signing a Sarbanes Certification and filing such with the Commission.

The Administrator, on behalf of the Issuer, will not be required to deliver the items in clauses (a)(i), (ii) and (iii) above unless the Depositor is required under the Exchange Act to file an annual report on Form 10-K with respect to the Trust Student Loans with respect to such calendar year.

ARTICLE X

Section 10.1   Asset Representations Review.

(a)   If a Rejected Guaranty Claims Trigger Event has occurred with respect to any Collection Period, the Administrator will promptly prepare a notice (i) stating that a Rejected Guaranty Claims Trigger Event has occurred in respect of that Collection Period, and including reasonably detailed calculations thereof, and (ii) describing the rights of the Noteholders and Note Owners regarding an Asset Representations Review of the all ARR Loans by the Asset Representations Reviewer pursuant to Section 11.1 of the Indenture and the Asset Representations Review Agreement. The Administrator shall deliver such notice as part of the next Form 10-D filed by the Administrator pursuant to Section 2.1(j) hereof.

(b)   If the Indenture Trustee notifies the Administrator that sufficient Requesting Noteholders have requested pursuant to Section 11.1 of the Indenture the initiation of a review of all ARR Loans by the Asset Representations Reviewer pursuant to the Asset Representations Review Agreement, then the Administrator shall:

(i)   promptly set a deadline for the receipt of Noteholder votes on that matter, which shall be no earlier than 60 days after the filing of the Form 10-D in which the notice described in clause (iii) below is to be included; provided, any such voting periods will be consecutive and not concurrent and therefore only one such 60 day period will be ongoing at any time;

(ii)   promptly notify the Indenture Trustee of the deadline set pursuant to clause (i) above;

(iii)   promptly prepare a notice (A) stating that there will be a Noteholder vote pursuant to Section 11.2 of the Indenture on whether to initiate an Asset Representations Review of all ARR Loans by the Asset Representations Reviewer pursuant to the Asset Representations Review Agreement, and (B) describing those procedures; and

(iv)   deliver the notice described in clause (iii) above in the related Form 10-D to be filed by the Administrator pursuant to Section 2.1(j) hereof.

(c)   If the Indenture Trustee notifies the Servicer pursuant to Section 11.2 of the Indenture that sufficient Directing Noteholders have voted within the required time to initiate an Asset Representations Review of all ARR Loans by the Asset Representations Reviewer pursuant to the Asset Representations Review Agreement, then the Servicer shall provide the information and assistance described in Section 7.5 of the Servicing Agreement.

(d)   Upon receipt by the Administrator of a report from the Asset Representations Reviewer pursuant to Section 2.12 of the Asset Representations Review Agreement with respect to its Asset Representations Review of all ARR Loans pursuant to the Asset Representations Review Agreement, the Administrator will include a summary of such report in the next Form 10-D to be filed by the Administrator pursuant to Section 2.1(j) hereof.

Section 10.2   Dispute Resolution.

(a)   If the Issuer, the Owner Trustee, the Indenture Trustee or any Noteholder (the "***Requesting Party***") requests (i) that the Depositor repurchase any Trust Student Loan due to an alleged breach of a representation and warranty in Section 5 of the Sale Agreement, or (ii) that the related seller under the related Master Terms repurchase any Trust Student Loan due to an alleged breach of a representation and warranty in Section 5 of any Master Terms, an in either case the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party by the end of 180 days of the receipt of notice of the request by the Depositor or Seller, as applicable, the Requesting Party will have the right to refer the matter, at its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration pursuant to this Section 10.1. The Administrator shall notify the investors of the end of the 180 day period in the next Form 10-D filing. The Requesting Party will provide notice of its intention to refer the matter to mediation or arbitration to the Depositor or Seller, as applicable, within 30 days of the delivery of such notice. The Depositor and the Sponsor agree to participate in the resolution method selected by the Requesting Party.

(b)   If the Requesting Party selects mediation as the resolution method, the following provisions will apply:

(i)   The mediation (including any non-binding arbitration) will be administered by JAMS ("***JAMS***") pursuant to its Mediation Procedures (the "***Mediation Rules***") in effect on the date of this Agreement.

(ii)   The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by JAMS. Upon being supplied a list of at least ten potential mediators by JAMS each party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference JAMS will select the mediator from the remaining attorneys on the list respecting the preference choices of the parties to the extent possible.

(iii)   The parties will use commercially reasonable efforts to begin the mediation within 30 days of the selection of the mediator and to conclude the mediation within 60 days of the start of the mediation.

(iv)   The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

(c)   If the Requesting Party selects binding arbitration as the resolution method, the following provisions will apply:

(i)   The binding arbitration will be administered by the American Arbitration Association (the "***AAA***") pursuant to its Commercial Arbitration Rules and Mediation Procedures (the "***Arbitration Rules***") in effect on the date of this Agreement.

(ii)   The arbitral panel will consist of three members, (i) one to be appointed by the Requesting Party within five Business Days of providing notice to the Depositor or the Seller, as applicable, of its selection of binding arbitration, (ii) one to be appointed by the Depositor or the Seller, as applicable, within five Business Days of that appointment and (iii) the third, who will preside over the panel, to be chosen by the two party-appointed arbitrators within five Business Days of the second appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by AAA pursuant to the Arbitration Rules. Each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience.

(iii)   Each arbitrator will be independent and impartial and will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect as of the date of this Agreement. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

(iv)   After consulting with the parties, the arbitral panel will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 90 days. The arbitral panel will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with then-prevailing New York law (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration.

(v)   Notwithstanding whatever other discovery may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be presumptively limited to the following discovery in the arbitration: (A) [five (5)] party witness depositions, (B) [15] interrogatories, (C) [15] document requests, and (D) [15] requests for admissions; provided that the arbitral panel will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitral panel determines good cause is shown that such additional discovery is reasonable and necessary.

(vi)   The arbitral panel will make its final determination no later than 120 days after appointment. The arbitral panel will resolve the dispute in accordance with the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitral panel will not have the power to award punitive damages or consequential damages in any arbitration conducted by them. In its final determination, the arbitral panel will determine and award the costs of the arbitration (including the fees of the arbitral panel, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys' fees to the parties as determined by the arbitral panel in its reasonable discretion. The determination of the arbitral panel will be in writing and counterpart copies will be promptly delivered to the parties. The determination will be final and non-appealable and may be enforced in any court of competent jurisdiction.

(vii)   By selecting binding arbitration, the selecting party is giving up the right to sue in court, including the right to a trial by jury.

(viii)   No person may bring a putative or certified class action to arbitration.

(d)   The following provisions will apply to both mediations and arbitrations:

(i)   Any mediation (including non-binding arbitration) or binding arbitration will be held in New York, New York;

(ii)   [The details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations (including any non-binding arbitrations) or binding arbitration proceedings conducted under this Section 10.1, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties' attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding (including any proceeding under this Section 10.1). Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with any resolution procedure under this Section 10.1), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.]

Section 10.3   Investor Communications.

(a)   In addition to the procedure set forth in Section 10.1 of this Agreement related to an Asset Representations Review, if the Administrator receives during any Collection Period a request from a Noteholder or Note Owner to communicate with other Noteholders and Note Owners regarding exercising their rights under the terms of the Basic Documents, the Administrator will include the information set forth in Section 10.2(b) in the Form 10-D for that Collection Period, provided that if the requesting party is a Note Owner and not a Noteholder, the Note Owner must include with its request a written certification that the requesting party is a Note Owner together with one of the following additional forms of documentation of the requesting party's status as a Note Owner: (i) a trade confirmation; (ii) an account statement; (iii) a letter from a broker-dealer that is acceptable to the Administrator; or (iv) any other form of documentation that is acceptable to the Administrator.

(b)   Upon satisfaction of the applicable requirements set forth in Section 10.3(a), the Administrator will include in the Form 10-D for the relevant Collection Period the following information, to the extent provided by the Noteholder or Note Owner in its request: (i) the name of the Noteholder or Note Owner making the request, (ii) the date the request was received; (iii) a statement that the Administrator has received the request from that Noteholder or Note Owner that it is interested in communicating with other Noteholders and Note Owners with regard to the possible exercise of rights under the Basic Documents; and (iv) a description of the method other Noteholders and Note Owners may use to contact the requesting Noteholder or Note Owner. The Administrator is not required to include any additional information regarding the Noteholder or Note Owner and its request in the Form 10-D, and is required to disclose the request only where the communication relates to the exercise by a Noteholder or Note Owner of its rights under the Basic Documents.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NAVIENT SOLUTIONS, INC.,
as Administrator

By: _____
    Name:
    Title:

NAVIENT SOLUTIONS, INC.,
as Servicer

By: _____
    Name:
    Title:

NAVIENT FUNDING, LLC,
as Depositor

By: _____
    Name:
    Title:

NAVIENT STUDENT LOAN TRUST 20[__]-[_],
as Issuer

By: [_____], not in its individual capacity but
solely as Owner Trustee

By: _____
    Name:
    Title:

[_____], not in its individual capacity but solely
as Indenture Trustee

By: _____
    Name:
    Title:

[_____], not in its individual capacity but solely
as Eligible Lender Trustee

By: _____
    Name:
    Title:

ATTACHMENT A

FORM OF ANNUAL CERTIFICATION

Re: The Administration Agreement dated as of [_____ __], 20[__] (the "*Agreement*"), among Navient Funding, LLC, as Depositor, Navient Student Loan Trust 20[__]-[_], as Issuer, Navient Solutions, Inc., as Servicer, Navient Solutions, Inc., as Administrator, and [_____], as Indenture Trustee and as Eligible Lender Trustee

I, _____, the _____ of Navient Solutions, Inc. (the "*Administrator*"), certify to the Issuer, and its officers, with the knowledge and intent that they will rely upon this certification, that:

(1)   I have reviewed the servicer compliance statement of the Administrator provided in accordance with Item 1123 of Regulation AB (the "*Compliance Statement*"), the report on assessment of the Administrator's compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB (the "*Servicing Criteria*"), provided in accordance with Rules 13a-18 and 15d-18 under Securities Exchange Act of 1934, as amended (the "*Exchange Act*") and Item 1122 of Regulation AB (the "*Servicing Assessment*"), the registered public accounting firm's attestation report provided in accordance with Rules 13a-18 and 15d-18 under the Exchange Act and Section 1122(b) of Regulation AB (the "*Attestation Report*"), and all servicing reports, officer's certificates and other information relating to the servicing of the Trust Student Loans by the Administrator during 20[ ] that were delivered by the Administrator to the Issuer pursuant to the Agreement (collectively, the "*Company Servicing Information*");

(2)   Based on my knowledge, the Company Servicing Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period of time covered by the Company Servicing Information;

(3)   Based on my knowledge, all of the Company Servicing Information required to be provided by the Administrator under the Agreement has been provided to the Issuer;

(4)   I am responsible for reviewing the activities performed by the Administrator as administrator under the Agreement, and based on my knowledge and the compliance review conducted in preparing the Compliance Statement and except as disclosed in the Compliance Statement, the Servicing Assessment or the Attestation Report, the Administrator has fulfilled its obligations under the Agreement in all material respects; and

(5)   The Compliance Statement required to be delivered by the Administrator pursuant to the Agreement, and the Servicing Assessment and Attestation Report required to be provided by the Administrator and/or any Subcontractor pursuant to the Agreement, have been provided to the Issuer. Any material instances of noncompliance described in such reports have been

disclosed to the Issuer. Any material instance of noncompliance with the Servicing Criteria has been disclosed in such reports.

Date: _____

By: _____
    Name:
    Title:

ATTACHMENT B

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by Navient Solutions, Inc., as the Administrator, shall address, at a minimum, the criteria identified below (the "***Applicable Servicing Criteria***"):

Reference	Criteria	Applicability
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the Basic Documents.	N/A
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	N/A
1122(d)(1)(iii)	Any requirements in the Basic Documents to maintain a back-up servicer for the trust student loans are maintained.	N/A
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the Basic Documents.	N/A
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on trust student loans are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the Basic Documents.	N/A
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the Basic Documents.	N/A
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the Basic Documents.	N/A
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the Basic Documents. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	N/A
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	N/A
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the Basic Documents; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the Basic Documents.	N/A
	Investor Remittances and Reporting	

Reference	Criteria	Applicability
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the Basic Documents and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the Basic Documents; (B) provide information calculated in accordance with the terms specified in the Basic Documents; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of student loans serviced by the Servicer.	N/A
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the Basic Documents.	N/A
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the Basic Documents.	N/A
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	N/A
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on student loans is maintained as required by the Basic Documents or related student loan documents.	N/A
1122(d)(4)(ii)	Student loan and related documents are safeguarded as required by the Basic Documents.	N/A
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the Basic Documents.	N/A
1122(d)(4)(iv)	Payments on student loans, including any payoffs, made in accordance with the related student loan documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the Basic Documents, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related student loan documents.	N/A
1122(d)(4)(v)	The Servicer's records regarding the student loans agree with the Servicer's records with respect to an obligor's unpaid principal balance.	N/A
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's student loans (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the Basic Documents and related pool asset documents.	N/A
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the Basic Documents.	N/A
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a student loan is delinquent in accordance with the Basic Documents. Such records are maintained on at least a monthly basis, or such other period specified in the Basic Documents, and describe the entity's activities in monitoring delinquent student loans including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	N/A
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for student loans with variable rates are computed based on the related student loan documents.	N/A
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's student loan documents, on at least an annual basis, or such other period specified in the Basic Documents; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable student loan documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related student loans, or such other number of days specified in the Basic Documents.	N/A

DB3/ 376667851.10

Reference	Criteria	Applicability
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the Basic Documents.	N/A
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	N/A
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the Basic Documents.	N/A
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the Basic Documents.	N/A
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the Basic Documents.	N/A

[FORM OF] ASSET REPRESENTATIONS REVIEW AGREEMENT

among

NAVIENT STUDENT LOAN TRUST 20__-_,
as the Issuer

NAVIENT SOLUTIONS, INC.,
as the Servicer,

and

_____,
as the Asset Representations Reviewer

Dated as of _____, 20__

[FORM OF] ASSET REPRESENTATIONS REVIEW AGREEMENT

ASSET REPRESENTATIONS REVIEW AGREEMENT, dated as of _____ (this "Agreement"), among (i) Navient Student Loan Trust 20__ –_, a Delaware statutory trust (the "Issuer"), (ii) Navient Solutions, Inc, a Delaware corporation (in such capacity, the "Servicer"), and _____, a ____ [corporation] (the "Asset Representations Reviewer").

RECITALS

WHEREAS, the Issuer (and with respect to legal title, the Eligible Lender Trustee) will acquire certain student loans made under the Federal Family Education Loan Program, consolidation student loans or other federally guaranteed loans, which are currently being, and following such acquisition will continue to be so, serviced by the Servicer (the "Trust Student Loans");

WHEREAS, the Issuer will issue certain classes of notes (the "Notes") pursuant to the Indenture, which Notes are payable from the assets of the Issuer; and

WHEREAS, the Issuer desires to engage the Asset Representations Reviewer to perform any required reviews of certain Trust Student Loans for compliance with the representations and warranties made by Navient Funding, LLC, as seller, of the Trust Student Loans.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE I.

Section 1.1. Definitions and Usage. Except as otherwise specified herein or as the context may otherwise require, capitalized terms used but not otherwise defined herein are defined in Appendix A to the Indenture, which also contains rules as to usage that shall be applicable herein. All references herein to ownership of the Trust Student Loans shall be read to mean the Issuer, with respect to beneficial economic ownership interest, and the Eligible Lender Trustee, with respect to legal title and "for the benefit of the Issuer" shall be read to include the legal title of the Eligible Lender Trustee.

Section 1.2. Additional Definitions. The following terms have the meanings described below:

"Agreement" has the meaning stated in the preamble hereto.

"Asset Representations Reviewer" has the meaning stated in the preamble hereto.

"Client Records" has the meaning stated in Section 2.14.C.

"Customer Information" has the meaning stated in Section 3.2.

"Depositor" means Navient Funding, LLC.

"GLB Requirements" has the meaning stated in Section 3.2.

"Indemnified Party" has the meaning stated in Section 3.6.A.

"Indenture" means the indenture, dated as of [_____], 20[__], among the Issuer, the

Indenture Trustee and the Eligible Lender Trustee, as amended, restated, supplemented or otherwise modified from time to time.

"Issuer" has the meaning stated in the preamble hereto.

"Notes" has the meaning stated in the recitals hereto.

"Review" means the completion by the Asset Representations Reviewer of the procedures listed under "Tests" in Attachment A for each Review Loan as further described in Section 2.7.

"Review Fee" has the meaning stated in Section 2.16.B.

"Review Loans" means those Trust Student Loans identified by the Servicer as requiring a Review by the Asset Representations Reviewer following receipt of a Review Notice according to Section 2.4.

"Review Materials" means the documents, data, and other information required for each "Test" in Attachment A.

"Review Notice" means a notification from the Servicer requesting the initiation of a Review.

"Review Report" has the meaning stated in Section 2.12.

"Sale Agreement" means the sale agreement, dated as of [_____], 20[__], between the Depositor and the Issuer, regarding the sale of the Trust Student Loans, as amended, restated, supplemented or otherwise modified from time to time.

"Security Requirements" has the meaning stated in Section 3.2.

"Servicer" has the meaning stated in the preamble hereto.

"Tests" mean the procedures listed in Attachment A as applied to the process described in Section 2.7.

"Test Complete" has the meaning stated in Section 2.9.

"Test Fail" has the meaning stated in Section 2.7.

"Test Pass" has the meaning stated in Section 2.7.

"Trust Student Loans" has the meaning stated in the recitals hereto.

ARTICLE II.

Section 2.1. Engagement; Acceptance. The Issuer engages [_____] to act as the Asset Representations Reviewer for the Issuer. [_____] accepts the engagement and agrees to perform the obligations of the Asset Representations Reviewer on the terms in this Agreement.

Section 2.2. Review Purpose. The Review is designed to perform Tests developed to determine whether certain Trust Student Loans were not in compliance with the representations made about them

Asset Representations Review Agreement

by the Depositor in the Sale Agreement. For the avoidance of doubt, the parties confirm that the Asset Representations Reviewer is not responsible for (a) reviewing the Trust Student Loans for compliance with the representations and warranties in the Basic Documents, except as described in this Agreement, or (b) determining whether noncompliance with the representations or warranties constitutes a breach of the Basic Documents.

Section 2.3. <u>Review Notices</u>. Upon receipt of a Review Notice from the Servicer, the Asset Representations Reviewer will start a Review. The Asset Representations Reviewer will not be obligated to start a review until a Review Notice is received.

Section 2.4. <u>Identification of Review Loans</u>. Once the Review Notice is issued, the Servicer will provide a list of Review Loans to the Asset Representations Reviewer and the Indenture Trustee within thirty (30) days.

Section 2.5. <u>Review Materials</u>**.** Within thirty (30) days of the delivery of a Review Notice, the Servicer will provide the Asset Representations Reviewer with the Review Materials for all Review Loans. Review Materials will be presented to the Asset Representations Reviewer by the Servicer by secure electronic distribution of original or photocopied documents or data files or by another manner agreed to by the Servicer and the Asset Representations Reviewer. The Servicer may redact or remove Non-public Personal Information from the Review Materials without changing the meaning of the Review Materials or usefulness in completing the Tests. The Asset Representations Reviewer shall be entitled to rely in good faith, without independent investigation or verification, that the Required Materials are accurate and complete in all material respects, and not misleading in any material respect.

Section 2.6. <u>Missing or Incomplete Review Materials</u>**.** The Asset Representations Reviewer will complete the Tests for each Review Loan only using documentation that is made available. Within two (2) business days of the receipt of the Review Materials, the Asset Representations Reviewer will complete an initial document inventory to determine whether systemic documentation errors exist, including but not limited to consistently missing or incomplete Review Materials for each Review Loan. Where Review Materials are not accessible, are clearly unidentifiable, and/or are illegible, the Asset Representations Reviewer will request that the Servicer provide updated copies of such Review Materials. The Servicer must provide, or cause to be provided, requested Review Materials to the Asset Representations Reviewer within five (5) business days of receipt of written request by the Asset Representations Reviewer. In the event a missing document is not provided within this timeframe, the parties agree that the Review Loan will have a Test Fail for the related Test and the Test will be considered completed and the Review Report will indicate the reason for the Test Fail.

Section 2.7. <u>The Asset Representations Review</u>. For a Review, the Asset Representations Reviewer will perform for each Review Loan the procedures listed as "Tests" in Attachment A (each a "Test") using the Review Materials listed for each such Test in Attachment A. For each Test and Review Loan, the Asset Representations Reviewer will determine if the test has been satisfied (a "Test Pass") or if the test has not been satisfied (a "Test Fail").

Section 2.8. <u>Review Period.</u> The Asset Representations Reviewer will complete the Review of all of the Review Loans within sixty (60) days of receiving access to the Review Materials under Section 2.5. However, if additional Review Materials are provided to the Asset Representations Reviewer as under Section 2.6, the Review period will be extended for an additional five (5) business days.

Asset Representations Review Agreement

Section 2.9.   Completion of Review for Certain Review Loans.   Following the delivery of the list of the Review Loans and before the delivery of the Review Report by the Asset Representations Reviewer, the Servicer may notify the Asset Representations Reviewer that a Review Loan has been paid in full by the Obligor or purchased from the Issuer by the Depositor, the applicable Seller or the Servicer in accordance with the Basic Documents.   On receipt of such notification, the Asset Representations Reviewer will immediately terminate all Tests of such Review Loans and the Review of such Review Loans will be considered complete (a "Test Complete").   In this case, the Review Report will indicate a Test Complete for the Review Loans and the related reason.

Section 2.10.   Previously Reviewed Loans.   If any Review Loan was included in a prior Review, the Asset Representations Reviewer will not perform any additional Tests on it, but will include the results of the previous Tests in the Review Report for the current Review.

Section 2.11.   Termination of a Review.   If a Review is in process and the Notes will be paid in full on the next Distribution Date, the Servicer will notify the Asset Representations Reviewer and the Indenture Trustee not less than ten (10) days before that Distribution Date.   On receipt of such notice, the Asset Representations Reviewer will terminate the Review immediately and will have no obligation to deliver a Review Report.

Section 2.12.   Review Report.   Within fifty (50) days of receiving access to the Review Materials under Section 2.5, the Asset Representations Reviewer will deliver to the Issuer and the Servicer a draft review report indicating for each Review Loan whether there was a Test Pass or a Test Fail for each Test or whether the Review Loan was a Test Complete and the related reason (such report, a "Review Report").   No later than seven (7) days following receipt of the draft Review Report, the Issuer or the Servicer shall provide any comments to the draft Review Report for consideration by the Asset Representations Reviewer.   On the last day of the applicable Review period described in Section 2.8, the Asset Representations Reviewer will provide the Issuer, the Servicer and the Indenture Trustee with a final Review Report indicating for each Review Loan whether there was a Test Pass or a Test Fail for each Test and whether there was a Test Complete and the related reason.   The final Review Report will contain a summary of the Review results to be included in the Issuer's Form 10-D report for the Collection Period in which the Review Report was delivered.

Section 2.13.   Review and Procedure Limitations.   The Asset Representations Reviewer will have no obligation (i) to determine whether a Rejected Claims Guaranty Trigger Event has occurred, (ii) to determine whether the required percentage of Noteholders has voted to direct a Review under the Indenture, (iii) to determine which Trust Student Loans are subject to a Review, (iv) to obtain or confirm the validity of the Review Materials, (v) to obtain missing or insufficient Review Materials beyond the steps required by Section 2.6, or (vi) to take any action or cause any other party to take any action under any of the Basic Documents to enforce any remedies against any Person for breaches of representations or warranties about the Trust Student Loans.

The Asset Representations Reviewer will only be required to perform the testing procedures listed as "Tests" in Attachment A and will have no obligation to perform additional testing procedures on any Trust Student Loan or to consider any additional information provided by any party.   The Asset Representations Reviewer will have no obligation to provide any information other than a Review Report indicating for each Review Loan whether there was a Test Pass or a Test Fail for each Test, or whether the Review Loan was a Test Complete, and the related reason.

Asset Representations Review Agreement

Section 2.14. <u>Covenants</u>.   The Asset Representations Reviewer covenants and agrees that:

A. <u>Review Systems</u>.   It will maintain and utilize business process management and/or other systems necessary to ensure that it can perform each Test and, on execution of this Agreement, will load each Test into these systems.   The Asset Representations Reviewer will ensure that these systems allow for each Review Loan and the related Review Materials to be individually tracked and stored as contemplated by this Agreement.

B. <u>Personnel</u>. It will maintain adequate staff that is properly trained to conduct Reviews as required by this Agreement.

C. <u>Management of Review Materials</u>.   It will maintain copies of Review Materials, Review Reports and internal work papers and correspondence (collectively the "Client Records") for a period of three (3) years after the termination of this Agreement.   At the expiration of the retention period, the Asset Representations Reviewer shall return all Client Records to the Servicer, in electronic format.   Upon the return of the Client Records, the Asset Representations Reviewer shall have no obligation to retain such Client Records or to respond to inquiries concerning the Review.

D. <u>Eligibility</u>.   It will notify the Issuer and the Servicer promptly if it no longer meets the eligibility requirements in Section 4.1.

Section 2.15.   <u>Review Representatives</u>.

A. <u>Servicer Representative</u>.   The Servicer will designate one or more representatives who will be available to assist the Asset Representations Reviewer in performing the Review, including responding to requests and answering questions from the Asset Representations Reviewer about obtaining missing or insufficient Review Materials and/or providing clarification of any Review Materials or Tests.

B. <u>Asset Representations Reviewer Representative</u>. The Asset Representations Reviewer will designate one or more representatives who will be available to the Issuer and the Servicer during the performance of a Review.

C. <u>Questions About Review</u>.   The Asset Representations Reviewer will make appropriate personnel available to respond in writing to questions or requests for clarification of any Review Report from the Servicer, the Issuer, or the Indenture Trustee until the earlier of (1) the payment in full of the Notes and (2) one year after the delivery of the Review Report.   The Asset Representations Reviewer will have no obligation to respond to requests or inquires made by any Person not party to this Agreement.

Section 2.16.   <u>Asset Representations Reviewer Fee</u>.

A. The Issuer will, or will cause the Administrator to, pay to the Asset Representations Reviewer, as compensation for agreeing to act as the Asset Representations Reviewer, in an amount separately agreed to by the Issuer and the Asset Representations Reviewer.   This annual fee will be paid on each [Month] Distribution Date beginning on the [Month] [Year] Distribution Date until this Agreement is terminated, based on invoices submitted by the Asset Representations Reviewer at least [fifteen (15)] day prior to such Distribution Date.

B. Following the completion of a Review and the delivery to the Issuer, the Servicer and the Indenture Trustee of the Review Report, or a termination of the Review according to Section 2.11, the Asset Representations Reviewer will be entitled to a fee of $[__] for each Test completed with respect to each Review Loan (the "Review Fee"). However, no Review Fee will be charged for any Review Loan which was included in a prior Review or for which no Tests were completed prior to the Asset Representations Reviewer being notified of a termination of the Review according to Section 2.11. Upon completion of a Review and the delivery to the Issuer, the Servicer and the Indenture Trustee of a Review Report, the Asset Representations Reviewer must submit a detailed invoice. Commencing on the Distribution Date in the calendar month immediately following the calendar month in which such detailed invoice is submitted by the Asset Representations Reviewer, the Review Fee and amounts owed pursuant to Section 3.6 hereof will then be payable out of Available Funds, with respect to each Distribution Date, and amounts on deposit in the Collection Account and the Reserve Account on such Distribution Date and distributed in accordance with the priorities of payment set forth in Section 2.8 of the Administration Agreement. Review Fees due and payable to the Asset Representations Reviewer on any Distribution Date will include such amounts from any prior Distribution Date that remain unpaid.

C. Notwithstanding anything to the contrary contained herein or in any other Basic Document, the Asset Representations Reviewer shall be entitled to receive any Asset Representations Reviewer Fee then due and payable from the Issuer on any Distribution Date only if and to the extent that sufficient funds are available at the specified payment priority levels set forth in Section 2.8 of the Administration Agreement.

ARTICLE III.

Section 3.1. Representations of Asset Representations Reviewer. The Asset Representations Reviewer makes the following representations on which the Issuer and the Servicer are deemed to have relied in appointing the Asset Representations Reviewer hereunder.

A. Organization and Good Standing. The Asset Representations Reviewer is duly organized and validly existing as a corporation formed under the laws of the State of [Delaware] and in good standing under the laws of the State of [Delaware], with the power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted, and had at all relevant times, and has, the power, authority and legal right to perform its obligations under this Agreement.

B. Due Qualification. The Asset Representations Reviewer is duly qualified to do business and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications.

C. Power and Authority. The Asset Representations Reviewer has the power and authority to

Asset Representations Review Agreement

execute and deliver this Agreement and to carry out its terms; and the execution, delivery and performance of this Agreement have been duly authorized by the Asset Representations Reviewer by all necessary action.   No registration with or approval of any governmental agency is required for the due execution and delivery by, and enforceability against, the Asset Representations Reviewer of this Agreement.

D. <u>Binding Obligation</u>. This Agreement constitutes a legal, valid and binding obligation of the Asset Representations Reviewer enforceable in accordance with its terms subject to bankruptcy, insolvency and other similar laws affecting creditors' rights generally and subject to equitable principles.

E. <u>No Violation</u>. The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof will not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time or both) a default under, the bylaws of the Asset Representations Reviewer, or any indenture, agreement or other instrument to which the Asset Representations Reviewer is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than this Agreement and the other Basic Documents); nor violate any law or, to the best of the Asset Representations Reviewer's knowledge, any order, rule or regulation applicable to the Asset Representations Reviewer of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Asset Representations Reviewer or its properties.

F. <u>No Proceedings</u>. There are no proceedings or investigations pending, or, to the Asset Representations Reviewer's best knowledge, threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Asset Representations or its properties: (i) asserting the invalidity of this Agreement or any of the other Basic Documents to which the Asset Representations Reviewer is a party, (ii) seeking to prevent the consummation of any of the transactions contemplated by this Agreement or any of the other Basic Documents to which the Asset Representations Reviewer is a party, (iii) seeking any determination or ruling that could reasonably be expected to have a material and adverse effect on the performance by the Asset Representations Reviewer of its obligations under, or the validity or enforceability of, this Agreement or any of the other Basic Documents to which the Asset Representations Reviewer is a party, or (iv) relating to the Asset Representations Reviewer and which might adversely affect the federal or state income tax attributes of the Notes.

G.   <u>Eligibility</u>.   The Asset Representations Reviewer meets the eligibility requirements in Section 4.1.

Section 3.2. <u>Privacy and Information Security Provisions</u>. With respect to information that is non-public personal information (as defined in the GLB Requirements defined below) that is disclosed or provided by the Issuer or the Servicer or any of their affiliates to the Asset Representations Reviewer in connection with this Agreement, or any Basic Document to which the Asset Representations Reviewer is a party (the "Customer Information"), the Asset Representations Reviewer shall comply, and shall cause its representatives to comply, with the security requirements agreed to from time to time by the Asset Representations Reviewer and the Servicer (the "Security Requirements").   The Asset Representations Reviewer shall promptly provide documents or information regarding the Asset Representations Reviewer's information security practices upon the reasonable request of the Issuer or the Servicer.   With respect to Customer Information, the Asset Representations Reviewer hereby agrees that it shall comply, and shall cause its representatives to comply, with all reuse, redisclosure and other customer information handling, processing, security, and protection requirements that are specifically required of a non-affiliated third-party processor or servicer (or subcontractor) under the Interim Final Rule (12 CFR Part 1016), implementing Title V of the Gramm-Leach-Bliley Act, Public Law 106-102 (the "GLB Requirements") and other applicable federal and state consumer privacy laws, rules and regulations. The Asset Representations Reviewer acknowledges and agrees that any such Customer Information shall be used solely for the purpose of performing the Asset Representations Reviewer's obligations under this Agreement. Without limiting the foregoing, the Asset Representations Reviewer agrees that:

(1) the Asset Representations Reviewer is prohibited from disclosing or using any Customer Information disclosed or provided by the Issuer or the Servicer or any of their affiliates, except solely to carry out the purposes for which it was disclosed, including use under an exception contained in 12 CFR sections 40.14 or 40.15 or 16 CFR sections 313.14 or 313.15, as applicable, of the GLB Regulations in the ordinary course of business to carry out those purposes; and

(2) the Asset Representations Reviewer has implemented and will maintain a written information security program that complies with applicable state laws and regulations pertaining to the protection of personal information and that is designed to meet the objectives of the Interagency Guidelines Establishing Standards for Safeguarding Customer Information, Final Rule (12 CFR Part 30, Appendix B) and the Federal Trade Commission's Standards for Safeguarding Customer Information (16 CFR Part 314).

Section 3.3. <u>Indemnities by Asset Representations Reviewer</u>. The Asset Representations Reviewer shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Asset Representations Reviewer under this Agreement.

The Asset Representations Reviewer shall indemnify each of the Issuer and the Servicer and their respective directors, officers, members, managers, employees and agents for all costs, expenses, losses, damages and liabilities resulting from (a) the negligence, willful misconduct or bad faith of the Asset Representations Reviewer in the performance of its obligations and duties under this Agreement or by reason of the reckless disregard of its obligations and duties under this Agreement or (b) the Asset Representations Reviewer's breach of any of its representations and warranties in this Agreement. In no event will the Asset Representations Reviewer be liable for special, indirect or consequential loss or damage (including loss of profit) even if the Asset Representations Reviewer has been advised of the likelihood of the loss or damage and regardless of the form of action.

Section 3.4. <u>Merger or Consolidation of, or Assumption of the Obligations of, Asset Representations Reviewer</u>. Any Person (a) into which the Asset Representations Reviewer is merged or consolidated, (b) resulting from any merger or consolidation to which the Asset Representations Reviewer is a party or (c) succeeding to the business of the Asset Representations Reviewer, if that Person meets the eligibility requirements in Section 4.1, will be the successor Asset Representations Reviewer under this Agreement. Such Person will execute and deliver to the Issuer and the Servicer an agreement which states expressly that such Person assumes every obligation of the Asset Representations Reviewer hereunder (unless such assumption happens by operation of law).

Section 3.5. <u>Limitation on Liability of Asset Representations Reviewer</u>. The Asset Representations Reviewer shall not be under any liability to any Person, including without limitation any Indemnified Party, for any action taken or for refraining from the taking of any action in good faith pursuant to this

Asset Representations Review Agreement

Agreement, or for errors in judgment; <u>provided</u>, <u>however</u>, that this provision shall not protect the Asset Representations Reviewer against any liability that would otherwise be imposed by reason of willful misconduct, fraud, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under this Agreement.   The Asset Representations Reviewer may rely in good faith on any document of any kind prima facie properly executed and submitted by any person respecting any matters arising under this Agreement.

Section 3.6.   <u>Indemnification of the Asset Representations Reviewer</u>.

    A. <u>Indemnification</u>.   The Issuer will, or will cause the Administrator to, indemnify the Asset Representations Reviewer and its officers, directors, employees and agents (each an "Indemnified Party") for all costs, expenses, losses, damages and liabilities resulting from the performance of its obligations under this Agreement (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from (i) the Asset Representations Reviewer's willful misconduct, fraud, bad faith or negligence or (ii) the Asset Representations Reviewer's breach of any of its representations or warranties in this Agreement.

    B. <u>Proceedings</u>.   Promptly upon receipt by an Indemnified Person of a notice of a Proceeding against it, the Indemnified Person will, if a claim is to be made under Section 3.6.A., notify the Issuer and the Administrator of the Proceeding.   The Issuer and the Administrator may participate in and assume the defense and settlement of a Proceeding at its expense.   If the Issuer or the Administrator notifies the Indemnified Party of its intention to assume the defense of the Proceeding with counsel reasonably satisfactory to the Indemnified Party, and so long as the Issuer or the Administrator assumes the defense of the Proceeding in a manner reasonably satisfactory to the Indemnified Party, the Issuer and the Administrator will not be liable for legal expenses of counsel to the Indemnified Party unless there is a conflict between the interests of the Issuer or the Administrator, as applicable, and an Indemnified Party.   If there is a conflict, the Issuer or the Administrator will pay for the reasonable fees and expenses of separate counsel to the Indemnified Party.   No settlement of a Proceeding may be made without the approval of the Issuer and the Administrator and the Indemnified Party, which approval will not be unreasonably withheld.

    C. <u>Survival of Obligations</u>.   The obligations of the Issuer and the Administrator under this Section 3.6 will survive the resignation or removal of the Asset Representations Reviewer and the termination of this Agreement.

    D. <u>Repayment</u>.   If the Issuer or the Administrator makes any payment under this Section 3.6 and the Indemnified Party later collects any of the amounts for which the payments were made to it from others, the Indemnified Party will promptly repay the amounts to the Issuer or the Administrator, as applicable.

Section 3.7.   <u>Inspections of the Asset Representations Reviewer</u>.   The Asset Representations Reviewer agrees that, with reasonable prior notice not more than once during any year, it will permit authorized representatives of the Issuer or the Servicer, during the Asset Representations Reviewer's normal business hours, to examine and review the books of account, records, reports and other documents and materials of the Asset Representations Reviewer relating to (a) the performance of the Asset Representations Reviewer's obligations under this Agreement, (b)

Asset Representations Review Agreement

payment of fees and expenses of the Asset Representations Reviewer for its performance and (c) a claim made by the Asset Representations Reviewer under this Agreement.   In addition, the Asset Representations Reviewer will permit such representatives of the Issuer or the Servicer to make copies and extracts of any of those documents and discuss them with the Asset Representations Reviewer's officers and employees.   Each of the Issuer and the Servicer will, and will cause its authorized representatives to, hold in confidence the information except if disclosure may be required by law or if the Issuer or the Servicer reasonably determines that it is required to make the disclosure under this Agreement or the other Basic Documents.   The Asset Representations Reviewer will maintain all relevant books, records, reports and other documents and materials for a period of at least two years after the termination of its obligations under this Agreement.

Section 3.8.   Delegation of Obligations.   The Asset Representations Reviewer may not delegate or subcontract its obligations under this Agreement to any Person without the consent of the Issuer and the Servicer.

ARTICLE IV.

Section 4.1.   Eligibility of Asset Representations Reviewer.   The Asset Representations Reviewer must be a Person who (i) is not affiliated with the Issuer, the Servicer, the Administrator, the Depositor, the Eligible Lender Trustee, the Owner Trustee, the Indenture Trustee or any of their affiliates and (ii) was not engaged, or affiliated with a Person that was engaged, by the Issuer to perform pre-closing due diligence work on the Trust Student Loans.

Section 4.2. [_____] Not to Resign as Asset Representations Reviewer. Subject to the provisions of Section 3.4, [_____] shall not resign from the obligations and duties hereby imposed on it as Asset Representations Reviewer under this Agreement except upon determination that the performance of its duties under this Agreement is no longer permissible under applicable law and there is no reasonable action that it could take to make the performance of its duties under this Agreement permitted under applicable law.   Notice of any such determination permitting the resignation of [_____] shall be communicated to the Issuer and the Servicer at the earliest practicable time (and, if such communication is not in writing, shall be confirmed in writing at the earliest practicable time) and any such determination shall be evidenced by an Opinion of Counsel to such effect delivered to the Issuer and the Servicer concurrently with or promptly after such notice. No such resignation shall become effective until a successor Asset Representations Reviewer shall have assumed the responsibilities and obligations of [_____] in accordance with Section 4.4.

Section 4.3. Removal of Asset Representations Reviewer. If any one of the following events ("Removal Events") shall occur and be continuing, the Issuer, by written notice to the Asset Representations Reviewer, may remove the Asset Representations Reviewer and terminate its rights and obligations under this Agreement:

(1) the Asset Representations Reviewer no longer meets the eligibility requirements in Section 4.1;

(2) any failure by the Asset Representations Reviewer duly to observe or perform in any material respect any other covenant or agreement of the Asset Representations Reviewer set forth in this Agreement;

(3) the Asset Representations Reviewer breaches any of its representations and warranties set forth

10

Asset Representations Review Agreement

in this Agreement; or

(4) an Insolvency Event occurs with respect to the Asset Representations Reviewer.

provided, however, that in the case of clause (2) or clause (3) above, such notice may only be given by the Issuer if the Asset Representations Reviewer Removal Event shall not have been remedied within thirty (30) days.

Section 4.4.   Appointment of Successor.

A. Upon receipt by the Asset Representations Reviewer of notice of removal pursuant to Section 4.3, or the resignation by the Asset Representations Reviewer pursuant to Section 4.2, the predecessor Asset Representations Reviewer shall continue to perform its functions as Asset Representations Reviewer under this Agreement until a successor Asset Representations Reviewer shall have assumed the responsibilities and duties of [_____]. In the event of the resignation or removal hereunder of the Asset Representations Reviewer, the Issuer shall appoint a successor Asset Representations Reviewer who meets the eligibility requirements of Section 4.1, and the successor Asset Representations Reviewer has executed and delivered to the Issuer and the Servicer an agreement accepting its engagement under this Agreement or entering into a new agreement with the parties hereto on substantially the same terms as this Agreement.

B. Upon appointment, the successor Asset Representations Reviewer shall be the successor in all respects to the predecessor Asset Representations Reviewer and shall be subject to all the responsibilities, duties and liabilities placed on the predecessor Asset Representations Reviewer that arise thereafter or are related thereto and shall be entitled to an amount agreed to by such successor Asset Representations Reviewer and all the rights granted to the predecessor Asset Representations Reviewer by the terms and provisions of this Agreement; provided, that the successor Asset Representations Reviewer shall assume no liability or responsibility for any acts, representations, obligations or covenants of any predecessor Asset Representations Reviewer prior to the date that the successor Asset Representations Reviewer becomes Asset Representations Reviewer hereunder.

Section 4.5.   Transition and Expenses.   If the predecessor Asset Representations Reviewer resigns or is removed, the Asset Representations Reviewer will cooperate with and will take all actions reasonably requested to assist the successor Asset Representations Reviewer, the Issuer and the Servicer in making an orderly transition of the Asset Representations Reviewer's rights and obligations under this Agreement to the successor Asset Representations Reviewer.   All reasonable costs and expenses (including attorneys' fees) incurred in connection with transitioning the predecessor Asset Representations Reviewer's obligations under this Agreement shall be paid by the predecessor Asset Representations Reviewer upon receipt of an invoice with reasonable documentation of such costs and expenses from the Issuer or the successor Asset Representations Reviewer.

Section 4.6.   Notification to Noteholders. Upon any resignation or removal of, or appointment of a successor to, the Asset Representations Reviewer pursuant to this Article IV, the Issuer shall give prompt written notice thereof to the Servicer, the Administrator, the Owner Trustee and the Indenture Trustee.

ARTICLE V.

Section 5.1.   Amendment.

11

Asset Representations Review Agreement

A. This Agreement may be amended by the Issuer, the Servicer and the Asset Representations Reviewer, without the consent of any of the Noteholders, (i) to comply with any change in any applicable federal or state law, to cure any ambiguity, to correct or supplement any provisions in this Agreement or to provide for, or facilitate the acceptance of this Agreement by a successor Asset Representations Reviewer, or (ii) to correct any manifest error in the terms of this Agreement as compared to the terms expressly set forth in the Prospectus.

B. This Agreement may also be amended by the Issuer, the Servicer and the Asset Representations Reviewer to add, change or eliminate the terms of this Agreement if either (i) such action shall not, as evidenced by an Opinion of Counsel delivered to the Issuer, the Eligible Lender Trustee and the Indenture Trustee, adversely affect in any material respect the interests of any Noteholder or (ii) with the consent of the Noteholders of Notes evidencing at least a majority of the Outstanding Amount of the Notes.

It shall not be necessary for the consent of Noteholders pursuant to this clause B, to approve the particular form of any proposed amendment or consent, but it shall be sufficient if such consent shall approve the substance thereof.

Promptly after the execution of any amendment to this Agreement, the Administrator (on behalf of the Issuer) shall furnish written notification of the substance of such amendment to the Indenture Trustee and each of the Rating Agencies then rating the Notes.

Section 5.2.   Notices. All notices hereunder shall be given by United States certified or registered mail, by facsimile or by other telecommunication device capable of creating written record of such notice and its receipt.   Notices hereunder shall be effective when received and shall be addressed to the respective parties hereto at the addresses set forth below, or at such other address as shall be designated by any party hereto in a written notice to each other party pursuant to this section.

If to the Asset Representations Reviewer, to:

_____

_____

With a copy to:

_____

_____

If to the Issuer, to:

_____

_____

If to the Servicer, to:

_____

_____

Section 5.3. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and such counterparts shall constitute one and the same instrument.

Section 5.4. Entire Agreement; Severability. This Agreement constitutes the entire agreement among the Asset Representations Reviewer, the Issuer and the Servicer. All prior representations, statements, negotiations and undertakings with regard to the subject matter hereof are superseded hereby.

If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement, or the application of such terms or provisions to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

Section 5.5. Governing Law. The terms of this Agreement shall be governed by the laws of the State of New York without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties, hereunder shall be determined in accordance with such laws.

Section 5.6. Relationship of Parties; Third Party Beneficiaries.

A. The Asset Representations Reviewer is an independent contractor and, except for the services which it agrees to perform hereunder, the Asset Representations Reviewer does not hold itself out as an agent of any other party hereto. Nothing herein contained shall create or imply an agency relationship among Asset Representations Reviewer and any other party hereto, nor shall this Agreement be deemed to constitute a joint venture or partnership between the parties.

B. This Agreement is for the benefit of and will be binding on the parties and their permitted successors and assigns. The Owner Trustee and the Indenture Trustee, for the benefit of the Noteholders, will be third-party beneficiaries of this Agreement entitled to enforce this Agreement against the Asset Representations Reviewer and the Servicer. With respect to Section 3.3, each Indemnified Party that is not directly a party to this Agreement is hereby declared an express third-party beneficiary hereof. Except as provided in this Section 5.6.B., no other Person will have any right or obligation under this Agreement.

Section 5.7. Captions. The captions used herein are for the convenience of reference only and not part of this Agreement, and shall in no way be deemed to define, limit, describe or modify the meanings of any provision of this Agreement.

Section 5.8. Assignment. Except as permitted under [Sections 3.4 and 4.3] hereof, this Agreement may not be assigned by the Asset Representations Reviewer without the prior written consent of the Issuer and the Servicer.

Section 5.9. Termination of Agreement. This Agreement will terminate, except for obligations under Section 3.3, on the date following the payment in full of all outstanding Notes (or the last payment made on such Notes under the Indenture) and the satisfaction and discharge of the Indenture.

Asset Representations Review Agreement

Section 5.10. Non-Petition. Notwithstanding any prior termination of this Agreement, the Asset Representations Reviewer shall not acquiesce, petition or otherwise invoke the process of any court or governmental authority for the purpose of commencing or sustaining a case against the Issuer under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Issuer or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuer, provided, however, that nothing herein shall be deemed to prohibit the Asset Representations Reviewer from filing a claim in, or otherwise participating in, any such action or proceeding. This Section 5.10 will survive termination of this Agreement.

Section 5.11. Waiver of Jury TrialEach party irrevocably waives, to the fullest extent permitted by law, the right to trial by jury in legal proceeding relating to this agreement.

Section 5.12. No Waiver; RemediesNo party's failure or delay in exercising a power, right or remedy under this Agreement will operate as a waiver. No single or partial exercise of a power, right or remedy will preclude any other or further exercise of the power, right or remedy or the exercise of any other power, right or remedy. The powers, rights and remedies under this Agreement are in addition to any powers, rights and remedies under law.

[Remainder of Page Intentionally Left Blank]

Asset Representations Review Agreement

IN WITNESS WHEROF, the parties hereto have caused this Agreement to be duly executed on their behalf by their duly authorized officers as of _____ __, 20__.

_____,
as Asset Representations Reviewer

By: _____
          Name:
          Title:

NAVIENT SOLUTIONS, INC.,
as Servicer

By: _____
          Name:
          Title:

NAVIENT STUDENT LOAN TRUST 20__-_
as Issuer

By: _____,
Not in its individual capacity but solely as Owner Trustee

By: _____
          Name:
          Title:

Asset Representations Review Agreement

ATTACHMENT A

AGREED UPON PROCEDURES